Form 20-F
period 2020-12-31
Li Auto Inc.
filed 2021-03-10
CIK 1791706

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

☐         TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐         SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number: 001-39407

Li Auto Inc.
(Exact Name of Registrant as Specified in Its Charter)

N/A
(Translation of Registrant’s Name into English)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

11 Wenliang Street Shunyi District, Beijing 101399 People’s Republic of China
(Address of Principal Executive Offices)

Tie Li, Chief Financial Officer Telephone: +86 (10) 8742-7209 Email: ir@lixiang.com 11 Wenliang Street Shunyi District, Beijing 101399 People’s Republic of China
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share*	LI	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Nasdaq Stock Market LLC (The Nasdaq Global Select Market)

*                 Not for trading, but only in connection with the listing of American depositary shares on the Nasdaq Global Select Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,453,476,230 Class A ordinary shares, par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes  ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐
Non-Accelerated Filer ☒	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

†               The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes  ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

•                  “ADAS” refers to advanced driver-assistance systems;

•                  “ADRs” refers to the American depositary receipts that evidence our ADSs;

•                  “ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;

•                  “BOM” refers to bill of materials;

•                  “China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau, and Taiwan;

•                  “Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;

•                  “Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;

•                  “ICE” refers to internal combustion engine;

•                  “Li Auto,” “we,” “us,” “our company,” or “our” refers to Li Auto Inc., a Cayman Islands exempted company, and its subsidiaries and its VIEs and their respective subsidiaries, as the context requires;

•                  “Meituan” refers to Meituan, formerly known as Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong;

•                  “MPVs” refers to multi-purpose vehicles;

•                  “MSRP” refers to manufacturer suggested retail price;

•                  “NEDC” refers to New European Driving Cycle;

•                  “NEVs” refers to new energy passenger vehicles, primarily including (i) “BEVs,” which refers to battery electric passenger vehicles, (ii) “EREVs,” which refers to extended-range electric passenger vehicles, and (iii) “PHEVs,” which refers to plug-in hybrid electric passenger vehicles;

•                  “ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

•                  “Renminbi” or “RMB” refers to the legal currency of China;

•                  “SUVs” refers to sport utility vehicles;

•                  “US$” or “U.S. dollars” refers to the legal currency of the United States;

•                  “VIEs” refers to variable interest entities, and “our VIEs” refers to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information; and

•                  “SEC” refers to the United States Securities and Exchange Commission.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi, or RMB. This annual report on Form 20-F contains translations from RMB to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any RMB amounts could have been, or could be, converted into U.S. dollars, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected outlook of the automotive market including the NEV market in China;

•                  our expectations regarding demand for and market acceptance of our products;

•                  our expectations regarding our relationships with users, suppliers, third-party service providers, strategic partners and other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” “Item 5. Operating and Financial Review and Prospects,” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I.

ITEM 1.                             IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                             OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                             KEY INFORMATION

A.                                    Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018, 2019, and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated balance sheet data as of December 31, 2018 has been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive Loss Data:
Revenues:
—Vehicle sales	—	280,967	9,282,703	1,422,636
—Other sales and services	—	3,400	173,906	26,652
Total revenues	—	284,367	9,456,609	1,449,288
Cost of sales(1):
—Vehicle sales	—	(279,555)	(7,763,628)	(1,189,828)
—Other sales and services	—	(4,907)	(143,642)	(22,014)
Total cost of sales	—	(284,462)	(7,907,270)	(1,211,842)
Gross (loss)/profit	—	(95)	1,549,339	237,446
Operating expenses:
—Research and development(1)	(793,717)	(1,169,140)	(1,099,857)	(168,560)
—Selling, general and administrative(1)	(337,200)	(689,379)	(1,118,819)	(171,467)
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(340,027)
Loss from operations	(1,130,917)	(1,858,614)	(669,337)	(102,581)
Other (expense)/income	(34,379)	(559,260)	480,460	73,634
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(28,947)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)	(121,377)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	870,003,278	870,003,278
Net loss per share attributable to ordinary shareholders
Basic and diluted	(7.25)	(12.87)	(0.91)	(0.14)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Total other comprehensive income/(loss), net of tax	12,954	2,851	(1,020,728)	(156,423)
Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(1,172,385)	(179,666)
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	(277,800)

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of sales	—	—	1,515	232
Research and development expenses	—	—	60,789	9,316
Selling, general and administrative expenses	—	—	80,491	12,336
Total	—	—	142,795	21,884

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	70,192	1,296,215	8,938,341	1,369,861
Restricted cash	25,000	140,027	1,234,178	189,146
Time deposits and short-term investments	859,913	2,272,653	19,701,382	3,019,369
Total assets	5,780,940	9,513,422	36,373,276	5,574,449
Total liabilities	2,977,676	4,932,291	6,569,679	1,006,846
Total mezzanine equity	5,199,039	10,255,662	—	—
Total shareholders’ (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	4,567,603
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,780,940	9,513,422	36,373,276	5,574,449

The following table presents our selected consolidated cash flow data for the years indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	481,196
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(2,871,683)
Net cash provided by financing activities	1,108,658	5,655,690	24,710,697	3,787,080
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	(376,646)	(57,722)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	8,736,130	1,338,871
Cash, cash equivalents and restricted cash at the beginning of the year	521,883	95,523	1,436,389	220,136
Cash, cash equivalents and restricted cash at the end of the year	95,523	1,436,389	10,172,519	1,559,007

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risks Factors

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were founded in 2015, started volume production of our first vehicle model, Li ONE, in November 2019, and delivered over 33,500 Li ONEs as of December 31, 2020. There is no historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges we face as a new entrant into our industry, including with respect to our ability to continuously advance our EV technologies, including EREV technologies, develop and manufacture safe, reliable, and quality vehicles that appeal to users; delivery and servicing of a large volume of vehicles; turn profitable; build a well-recognized and respected brand cost-effectively; expand our vehicle lineup; navigate the evolving regulatory environment; improve and maintain our operational efficiency; manage supply chain effectively; and adapt to changing market conditions, including technological developments and changes in competitive landscape; and manage our growth effectively.

While we currently focus on SUVs equipped with range extension systems, we cannot assure you that our product roadmap will remain solely focused on this vehicle type, and we may introduce new models in other categories or using other technologies that we have less experience in, such as BEV models or BEV technologies, as we may adjust our strategies and plans from time to time to remain competitive as a new entrant into our industry. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

We are subject to risks associated with EREVs.

EREV technologies are advanced technologies with limited instances of successful commercialization. There is no assurance that EREVs will be continue to be accepted by the market. Moreover, our business and future operating results will depend on our ability to continue to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other EV technologies, including BEV technology, which may reduce the competitive advantages of EREV technology. As technologies evolve, we may plan to upgrade or adapt our vehicles and introduce new models with the latest technologies, including EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and user feedback, and respond effectively to technological changes and policy and regulatory developments.

As a pioneer to successfully commercialize EREVs in China, we have limited experience to date in volume production of EREVs. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for Li ONE and future models.

We also believe that user confidence in EREVs is essential in promoting our vehicles. As a result, consumers will be less likely to purchase our EREVs if they are not convinced of the technical and functional superiority of EREVs. Any defects in or significant malfunctioning of the range extension system, or any negative perceptions of EREVs with or without any grounds, may weaken consumer confidence in EREVs, cause safety concerns among consumers and negatively impact our brand name, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to users. The current annual production capacity of our own Changzhou manufacturing facility is 100,000 vehicles, which we plan to fully utilize and increase to 200,000 vehicles in 2022.  Our Changzhou manufacturing facility will continue to produce Li ONE and, with additional investment in necessary tooling and fixture upgrades, our planned full-size premium smart extended-range electric SUV. To date we have limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume are and will be subject to risks, including with respect to:

•                  lack of necessary funding;

•                  delays or disruptions in our supply chain;

•                  quality control deficiencies;

•                  compliance with environmental, workplace safety, and relevant regulations; and

•                  cost overruns.

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than is originally planned. We cannot assure you that facelifts on Li ONE or any future models we launch will appeal to the users as we expect or that any introduction of new models or facelifts will not affect the sales of existing models.

Furthermore, we rely on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. Any delay in the development, manufacturing, and delivery of Li ONE or future models, or in performing facelifts to existing models, could subject us to user complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects.

Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

We have not been profitable since our inception. We incurred net loss of RMB1.5 billion, RMB2.4 billion, and RMB151.7 million (US$23.2 million) in 2018, 2019, and 2020, respectively. In addition, we had negative net cash flows from operating activities of RMB1.3 billion and RMB1.8 billion in 2018 and 2019, respectively. In 2020, we had positive net cash flows from operating activities of RMB3.1 billion (US$481.2 million). We made capital expenditures of RMB970.7 million, RMB952.9 million, and RMB675.2 million (US$103.5 million) in 2018, 2019, and 2020, respectively. The pressure on us to generate or maintain positive cash flow may be further exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases and borrowings. We expect to continue to invest in the production ramp-up of Li ONE, expansion of the Changzhou manufacturing facility, expansion of retail stores, galleries, and delivery and servicing centers, and research and development to further expand our business. These investments may not result in revenue increase, or at all, and we may have negative net cash flows from operations again in the future.

We may not generate sufficient revenues or continue to incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

Our vehicles may not perform in line with user expectations and may contain defects.

Our vehicles, including Li ONE, may not perform in line with user expectations. Any product defects or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, and significant expenses including warranty and other items that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our vehicles may contain design and manufacturing defects. The design and manufacturing of our vehicles are complex and could contain latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injuries. Furthermore, our vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. Advanced technologies are inherently complex, and defects and errors may be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles on a timely basis, or at all.

In addition, we have limited operating history in testing, delivering, and servicing our vehicles. Although we have established rigorous protocols in each process of testing, delivering, and servicing of our vehicles where manual operations are required, there could be maloperation, negligence, or failure to follow protocols by our employees or third-party service providers. Such human error could result in failure of our vehicles to perform or operate as expected. We cannot assure you that we will be able to completely prevent human errors.

In addition, any defects in or significant malfunctioning of the range extension system may weaken user confidence in EREVs. If any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

We may not be successful in the highly competitive China automotive market, especially its premium SUV segment.

The China automotive market is highly competitive. We compete with ICE vehicles as well as new energy vehicles, including BEVs. Many of our current and potential competitors and/or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles. Particularly, there are many experienced international competitors in the premium SUV segment.

We expect competition in the China automotive market to intensify in the future in light of intense price competition and phase-out of government subsidies. Factors affecting competition include, among others, technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, quality of services, branding, and design and styling. Increasing competition may lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects. Our ability to successfully compete against other vehicle brands will be fundamental to our future success in existing and new markets and our market share. We cannot assure you that we will be able to compete successfully in our markets. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

Our business and prospects are affected by our ability to develop, maintain, and strengthen our brand. If we fail to do so we may lose the opportunity to build a critical mass of users. Promoting and positioning our brand will likely depend significantly on our ability to provide high quality vehicles and services and engage with our users as intended, and we have limited experience in these areas. In addition, we expect that our ability to develop, maintain, and strengthen the brand will depend heavily on the success of our branding efforts. We market our brand through media, word-of-mouth, events, and advertising. Such efforts may not achieve the desired results. If we do not develop and maintain a strong brand, our business, financial condition, results of operations, and prospects will be materially and adversely affected.

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the NEV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm user perceptions and confidence in our brand. Perceived or actual concerns on battery deterioration that are often associated with NEVs could also negatively impact user confidence in EREVs and our vehicles in particular. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

Orders for Li ONE may be cancelled by users despite their deposit payment and online confirmation.

Our users may cancel their orders for many reasons outside of our control, and we have experienced cancellation of orders in the past. In addition, users may terminate their orders even after they have paid deposits and waited for two days upon which their orders automatically become confirmed orders. The potentially long wait from reservation to delivery could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of Li ONE or future vehicle models, a significant number of orders may be cancelled. As a result, we cannot assure you that orders will not be cancelled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancellations could harm our business, brand image, financial condition, results of operations, and prospects.

We currently depend on revenues generated from a single model of vehicle and in the foreseeable future from a limited number of models.

Our business will initially depend substantially on the sales and success of Li ONE, which will be our only production model in the market until the introduction of our planned full-size premium smart extended-range electric SUV in 2022. To the extent our product variety and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a single or limited number of vehicle models, to the extent a particular model is not well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

In particular, Li ONE is designed and manufactured for Chinese families, and this is likely the case in the foreseeable future. If the demand for our vehicles significantly decreases, due to a significant change in the average spending power of China’s families, significant decrease in the number of China’s families, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, our single standard configuration with a flat price for Li ONE may not be as effective as we intend. We provide premium and technology features that are typically offered as costly add-ons by our competitors as standard in Li ONE, to save users’ time and money while alleviating our burden in production, sales, and support. However, we cannot assure you that such endeavors will succeed. Users may prefer personalized features based on diversified tastes and needs. In addition, our flat pricing could still exceed certain users’ budget significantly. To the extent that we are unable to meet various user needs in promoting our single standard configuration with flat pricing for Li ONE, our business may be materially and adversely affected.

Our future growth is dependent on the consumer demand for NEVs.

The demand for our vehicles will highly depend upon consumers’ demand for and adoption of NEVs in general and EREVs in particular. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Other factors that may influence the adoption of NEVs, and specifically EREVs, include:

•                  perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including EREV technology, regenerative braking systems, and autonomous driving;

•                  perceptions about NEV quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of NEVs, and particularly EREVs, whether or not such vehicles are produced by us or other automakers;

•                  concerns about electric grid capacity and reliability and the availability of other supporting infrastructure;

•                  the availability of servicing for NEVs;

•                  the actual or perceived deterioration of battery capacity over time;

•                  the environmental consciousness of consumers;

•                  access to charging stations and cost of charging vehicles, including EREVs;

•                  the availability of tax and other governmental incentives to purchase and operate NEVs or future regulation requiring increased use of nonpolluting vehicles;

•                  improvements in the fuel economy of the ICE vehicles; and

•                  macroeconomic factors.

Any of the factors described above may change the consumer demand for our vehicles, including causing current or prospective users not to purchase our vehicles. If the market for NEVs, and EREVs in particular, does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.

Our future growth is dependent on the consumer demand for passenger vehicles, the prospects of which are subject to many uncertainties.

Although China is currently one of the world’s major automotive markets, we cannot predict how the consumer demand for passenger vehicles will develop in the future. China’s passenger vehicle sales volume reached 24.4 million units in 2018. However, since July 2018, China’s automotive industry had experienced negative year-over-year growth in sales volume, and new automobile purchases in China had been declining consecutively until April 2020. COVID-19 also had a significant adverse impact on automobile sales in China in the first quarter of 2020. As a result, China’s passenger vehicles sales volume decreased by 9.6% to 21.4 million units in 2019, and further decreased by 6.0% to 20.2 million units in 2020.

Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China’s automotive industry may be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition and results of operations could be materially and adversely affected.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles.

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the PRC State Administration for Market Regulation, or the SAMR and the PRC National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. As an EREV, Li ONE is equipped with both an ICE-based range extension system and electric motors, and is thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, in January 2018, the Beijing municipal government announced that it would only allow BEVs to be considered the NEVs exempt from the license plate restrictions, and EREVs would be treated as ICE vehicles in Beijing for the purposes of obtaining license plates. On December 10, 2018, the National Development and Reform Commission, or the NDRC, promulgated the Provisions on Administration of Investment in Automotive Industry, effective on January 10, 2019, which categorize EREVs as electric vehicles, although its impact on the Beijing municipal government’s license plate policy remained uncertain. Similarly, in February 2021, the local counterpart of the NDRC and other four governmental authorities in Shanghai announced similar arrangements that only BEVs would be considered as the NEVs exempt from the license plate restrictions starting from January 1, 2023. Changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for Li ONE and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. EREVs enjoy certain favorable government incentives and subsidies, including exemption from vehicle purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. However, China’s central government has begun implementing a phase-out schedule for the subsidies provided for purchasers of certain NEVs, which provided that the amount of subsidies provided for purchasers of certain NEVs in 2019 and 2020 would be reduced by 48% as compared to 2017 levels. In April 2020, the PRC Ministry of Finance and other national regulatory authorities issued a circular to extend the original end date of subsidies for NEV purchasers to the end of 2022 and reduce the amount of subsidies in 10% increments each year commencing from 2020. However, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the MSRP of Li ONE is higher than the threshold. Moreover, there is no guarantee that we will be able to successfully commercialize or otherwise offer vehicles that meet this subsidy threshold. We cannot assure you that any further changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally or EREVs in particular.

Our vehicles sales are also impacted by government policies including tariffs on imported cars. According to an announcement by the PRC government, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. Pursuant to the Special Administrative Measures for Market Access of Foreign Investment (2020), or the 2020 Negative List, which is jointly promulgated by the NDRC and the PRC Ministry of Commerce and became effective on July 23, 2020, there is no limit on foreign ownership of automakers for NEVs. In addition, the limits on foreign ownership of automakers for ICE passenger vehicles would be lifted by 2022. As a result, foreign NEV competitors and in the future foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has completed its construction of a factory in Shanghai without a joint venture partner and has begun operations. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing and manufacturing our first model, Li ONE, purchasing land and equipment, constructing our manufacturing facilities, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material procurement costs, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

We could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply.

Li ONE uses over 1,900 parts that we source from over 150 suppliers, some of which are currently our single-source suppliers for these components, and we expect that this may continue for our future vehicles that we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

We do not control our suppliers or their business practices. Accordingly, we cannot guarantee that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Additionally, we cannot guarantee the suppliers’ compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of Li ONE may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our suppliers’ ability to deliver components to us on a timely basis. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, there can be no assurance that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Breakthroughs in other NEV technologies or improvements in the ICE technologies may materially and adversely affect the demand for our vehicles.

We operate in the China automotive market, including the rapidly evolving NEV market, which may not become what we currently anticipate. We may be unable to keep up with changes in China’s NEV technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in the NEV technology, including more specifically the EREV technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to provide vehicles with the latest technology, including the EREV technology, which could involve substantial costs and lower our return on investment for existing vehicles. We cannot assure you that we will be able to compete effectively with other NEVs, other BEVs, or even other EREVs, and integrate the latest technology into our vehicles, against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

Developments in new energy technology, such as advanced diesel, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of ICEs may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Furthermore, any revolutionary breakthroughs in battery technology, including those that significantly reduce charging time or enhance the range of BEVs on a single charge, may impact the market demand for EREVs. Any failure by us to successfully react to changes in existing technology could materially harm our competitive position and may materially and adversely affect our business, financial condition, and results of operations.

If we fail to manage our growth effectively, we may not be able to market and sell our vehicles successfully.

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our users with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

•                  managing our supply chain to support fast business growth;

•                  managing a larger organization with a greater number of employees in different divisions;

•                  controlling expenses and investments in anticipation of expanded operations;

•                  establishing or expanding design, manufacturing, sales, and service facilities;

•                  implementing and enhancing administrative infrastructure, systems, and processes; and

•                  addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of smart vehicle and autonomous driving technologies, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our EREVs are based on a different technology platform than traditional ICE vehicles, individuals with sufficient training in such vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train, and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Our services, including those provided through third parties, may not be generally accepted by our users. If we are unable to provide or arrange adequate services for our users, our business and reputation may be materially and adversely affected.

We cannot assure you that our services or our efforts to engage with our users using both our online and offline channels, will be successful, which could affect our revenues as well as our user satisfaction and marketing. Moreover, we are unable to ensure the availability or quality of services provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of the services provided by third parties becomes unavailable or inadequate, our users’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

While our vehicles can be serviced at our delivery and servicing centers, some of the services will be carried out through authorized body and paint shops. Both our own delivery and servicing centers and authorized body and paint shops have limited experience in servicing EREVs. We cannot assure you that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and painting shops, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations, and prospects.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. Effective on November 7, 2020, we voluntarily recalled 10,469 Li ONEs produced on or before June 1, 2020 to replace, free of charge, the control arm ball joint of the front suspension on these Li ONEs in accordance with the requirements by the SAMR. Li ONEs produced after June 1, 2020 are already equipped with an upgraded version of the control arm ball joint of the front suspension. We expect to complete all the replacements requested by our users by early 2021.

In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would materially and adversely affect our business and results of operations.

All vehicles sold must comply with various standards of the market where the vehicles are sold. Our vehicles must meet or exceed all mandated safety standards in China. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Furthermore, the PRC government carries out supervision and scheduled or unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification may be suspended or even revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in any commercial activity. Failure by us to satisfy motor vehicle standards would materially and adversely affect our business and results of operations.

Our vehicles currently make use of lithium-ion battery cells, which have been observed to catch fire or vent smoke and flame.

The battery packs that we produce make use of lithium-ion cells, which we purchase from third-party suppliers. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. We have implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack, including a thermal management system that keeps the temperature of the battery pack within an ideal range. However, our vehicles or their battery packs may still experience failure, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

In addition, we store lithium-ion cells at our facilities. Any mishandling of battery cells may cause disruption to the operation of our facilities. While we have implemented safety procedures related to the handling of the cells, a safety issue or fire related to the cells could disrupt our operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any failure of a competitor’s electric vehicle or energy storage product may cause indirect adverse publicity for us and our products. Such adverse publicity could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

We are subject to risks associated with autonomous driving technology.

Our vehicles are currently equipped with Level 2 autonomous driving features realized through ADAS. We rely on third-party suppliers for certain technologies and components used in our ADAS, and any defects of or quality issues with those technologies and components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles’ level of autonomous driving capabilities through ongoing research and development. Autonomous driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future autonomous driving technology occur, we could be subject to liability, government scrutiny, and further regulation. Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles’ functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

Our distribution model is not common in the automotive industry today, particularly in China. We own and operate our distribution network through which we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels. Our expansion of our network of retail stores, galleries, and delivery and servicing centers may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from government authorities, and we may not be successful in addressing these challenges.

Our results of operations may vary significantly from period to period due to the seasonality of our business and fluctuations in our operating costs.

Our results of operations may vary significantly from period to period due to many factors, including seasonal factors that may affect the demand for our vehicles. The sales volume of passenger vehicles typically declines over January and February, particularly around the Chinese New Year, gradually climbs over spring and summer, and typically culminates in the fourth quarter of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in certain regions may impact demand for our vehicles. Our results of operations could also suffer if we do not achieve revenue consistent with our expectations for this seasonal demand because many of our expenses are based on anticipated levels of annual revenue.

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design, develop, and manufacture our EREVs and new models, build and equip new manufacturing facilities to produce such components, open new retail stores, galleries, and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our ADSs could fall substantially either suddenly or over time.

The expansion of our existing Changzhou manufacturing facility may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.

We plan to expand our Changzhou manufacturing facility by 2022 to prepare for further production ramp-up of Li ONE and future models. The expansion could experience delays or other difficulties, and will require significant capital. We may encounter quality, process, or other issues when changing our single-shift production arrangement to a two-shift production arrangement. Our current lease for the manufacturing facility will expire in December 2022. Although we have a contractual option to purchase the property underlying that manufacturing facility at the construction cost before the end of the lease or re-negotiate the lease if we fail to purchase the property, we cannot assure you that our operations or expansion of the Changzhou manufacturing facility will not be disrupted. Any failure to complete the expansion on schedule and within budget could adversely affect our financial condition, production capacity, and results of operations. Moreover, we could encounter similar or additional risks if we were to establish new manufacturing facilities in addition to the Changzhou one.

Under PRC laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, disease control approvals, environment protection approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects carried out by us are undergoing necessary approval procedures as required by law, including the expansion projects of our Changzhou manufacturing facility, which requires the approval of the municipal government. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, fines, or the suspension of use of such projects. Any of the foregoing could materially and adversely affect our business operations.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our retail stores, galleries, and delivery and servicing centers. As we ramp up our production capacity and operations we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

We retain certain information about our users, which may subject us to user concerns or various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log, with necessary permission, certain information about each vehicle’s use in order to aid us in vehicle diagnostics and repair and maintenance, as well as to help us customize and optimize the driving and riding experiences. Our users may object to the use of this data, which may harm our business. Possession and use of our users’ driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new users or market to existing users. If users allege that we have improperly released or disclosed their sensitive personal information, we could face legal claims and reputational harm. We may incur significant expenses to comply with privacy, consumer protection, and security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. If third parties improperly obtain and use sensitive personal information of our users, we may be required to expend significant resources to resolve these problems.

Failure of information security and privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to information security and privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our users, such as personal information, including names, user accounts, passwords, and payment or transaction-related information.

We are required by PRC laws to ensure the confidentiality, integrity, availability, and authenticity of the information of our users, users, and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of our websites, the Li Auto App, or our vehicles’ electronic systems. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

We provide a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty for RMB4,999 (or lower amount when on sale), except that those who made reservations before May 31, 2019 and then confirm the order before December 31, 2020 would be provided with such extended lifetime warranties for initial owners for free, subject to certain conditions. Our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only started the volume production of Li ONE in November 2019, our experience with warranty claims regarding our vehicles or with estimating warranty reserves is limited. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

If our vehicle owners modify our vehicles regardless of whether third-party aftermarket products are used, the vehicle may not operate properly, which may create negative publicity and could harm our business.

Automobile enthusiasts may seek to modify our vehicles, including using third-party aftermarket products, to alter their appearance or enhance their performance, which could jeopardize vehicle safety systems. We do not test, nor do we endorse, such modifications or third-party products. In addition, the use of improper external cabling or unsafe charging outlets can expose our users to injury from high voltage electricity. Such unauthorized modifications could reduce the safety of our vehicles and any injuries resulting from such modifications could result in adverse publicity which would adversely affect our brand and harm our business, financial condition, results of operations, and prospects.

We have granted, and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452 as of January 31, 2021. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 30,000,000 shares, subject to automatic annual increase. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” As of January 31, 2021, awards to purchase an aggregate amount of 56,994,000 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate amount of 19,328,700 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares to Mr. Xiang Li, our chairman and chief executive officer, with certain performance-based vesting conditions. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans—2021 Share Incentive Plan.”

We believe the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, perspective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software, or artificial intelligence technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

•                  cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

•                  pay substantial damages;

•                  seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;

•                  redesign our vehicles or other goods or services; or

•                  establish and maintain alternative branding for our products and services.

In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology or other intellectual property right, our business, financial condition, results of operations, and prospects could be materially and adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity, and diversion of resources and management attention.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

As our patents may expire and may not be extended, our patent applications may not be granted, and our patent rights may be contested, circumvented, invalidated, or limited in scope, our patent rights may not protect us effectively. In particular, we may not be able to prevent others from developing or exploiting competing technologies, which could materially and adversely affect our business, financial condition, and results of operations.

As of December 31, 2020, we had 827 issued patents and 691 pending patent applications in China.  We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The COVID-19 pandemic adversely affected many aspects of our business, including production, supply chain, and sales and delivery. Our Changzhou manufacturing facility underwent temporary closure in February 2020 as part of China’s nationwide efforts to contain the spread of the novel coronavirus. Even though our business is currently operational, our production capacity and operational efficiency were adversely affected by the COVID-19 pandemic in the first half of 2020 due to insufficient workforce in production, sales, and delivery as a result of temporary travel restrictions in China and the necessity to comply with disease control protocols in our business establishments and Changzhou manufacturing facility. Our suppliers’ abilities to timely deliver raw materials, parts and components, or other services were also adversely affected for similar reasons, especially those located in critical regions such as Hubei Province, China. The global spread of COVID-19 may also affect our overseas suppliers. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our users. Due to concerns or fear of spread of COVID-19, consumers were initially reluctant to visit in person our retail stores or delivery and servicing centers for potential new car purchases. Our consolidated results of operations for the first half of 2020 were adversely affected. In addition, the COVID-19 pandemic temporarily adversely affected the expansion of our Changzhou manufacturing facility and our retail stores and delivery and servicing centers in China, which had adversely affected our sales and delivery growth in the first half of 2020. COVID-19 has had a global economic impact on the financial markets. The global spread of COVID-19 pandemic may result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments, which are highly uncertain and cannot be predicted. Relaxation of restrictions on economic and social activities may also lead to new cases which may lead to re-imposed restrictions. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. A second wave of COVID-19 or a similar pandemic could materially and adversely affect our business, financial condition, and results of operations.

We are also vulnerable to natural disasters and other calamities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We have limited liability insurance coverage for our products and business operations. A successful liability claim against us, regardless of whether due to injuries suffered by our users could materially and adversely affect our financial condition, results of operations, and reputation. In addition, we do not have any business disruption insurance. Any business disruption event could result in substantial cost to us and diversion of our resources.

We are or may be subject to risks associated with strategic alliances or acquisitions.

We have entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. These alliances could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by third parties, and increases in expenses in establishing new strategic alliances, any of which may materially and adversely affect our business. We may have limited ability to monitor or control the actions of these third parties and, to the extent any of these third parties suffers negative publicity or harm to their reputation from events relating to their businesses, we may also suffer negative publicity or harm to our reputation by virtue of our association with any such third party.

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results we expect. Acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company's annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented a number of measures to address the material weakness that has been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. We also intend to hire additional resources to strengthen the financial reporting function. Although the aforementioned remediation measures were implemented, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2020. We will continue to implement measures to remediate the material weakness. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

We are a public company in the United States and are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ending December 31, 2021. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ending December 31, 2021. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is state-of-the-art tooling, machinery, and other manufacturing equipment for the product lines where Li ONE is manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with cutting-edge equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted.

Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.

Our Li Auto App, in-car technology system, and other digitalized sales, service, user relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our business, results of operations, financial condition, and reputation.

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations in various jurisdictions in which we conduct activities, including the U.S. Foreign Corrupt Practices Act, or FCPA, and other anti-corruption laws and regulations. The FCPA prohibits us and our officers, directors, employees, and business partners acting on our behalf, including agents, from corruptly offering, promising, authorizing, or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records, and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect our business, reputation, financial condition, and results of operations.

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We are in the process of implementing policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our business, reputation, financial condition, and results of operations.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our users, our competitors, governmental entities in civil or criminal investigations and proceedings, or other entities. These claims could be asserted under a variety of laws, including but not limited to product liability laws, consumer protection laws, intellectual property laws, labor and employment laws, securities laws, tort laws, contract laws, property laws, and employee benefit laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in the Ukraine, the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, the ongoing trade disputes and tariffs, and the impact of COVID-19 outbreak and the related economic policies taken by various governments in the world. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Sales of premium products, such as our vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition, and results of operations.

As we depend on parts and components from suppliers, some of which are overseas, tariffs by the PRC government or any other trade tensions may affect the costs of our products. Demand for our vehicles depends to a large extent on general, economic, political, and social conditions in China. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a negative impact on such general, economic, political, and social conditions and accordingly demands for our vehicles, adversely impacting our business, financial condition, and results of operations.

Unexpected termination of leases, failure to renew the lease of our existing premises or to renew such leases at acceptable terms could materially and adversely affect our business.

We lease the premises for manufacturing, research and development, retails stores, delivery and servicing centers and offices. We cannot assure you that we would be able to renew the relevant lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. For example, pursuant to the 2020 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward and call centre).

We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises, or FIEs. To comply with the applicable PRC laws and regulations, we conduct certain operations in China through certain PRC entities, including Beijing CHJ and Xindian Information. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of our wholly-owned subsidiary Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, and our VIEs in China are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) each of the contracts among Wheels Technology, our VIEs, and their respective shareholders governed by PRC laws is valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People’s Congress approved the Foreign Investment Law, or the 2019 PRC Foreign Investment Law on March 15, 2019, which came into effect on January 1, 2020. In addition, the PRC State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which came into effect on January 1, 2020. There are uncertainties as to how the 2019 PRC Foreign Investment Law and its Implementation Rules would be further interpreted and implemented, if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking the business licenses or operating licenses of such entities;

•                  shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;

•                  imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or

•                  restricting or prohibiting our use of the proceeds of our offshore offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our VIEs that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our VIEs, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their respective shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The respective shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to control our VIEs to excise rights of shareholders to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC laws for breach of contract in the event that our VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over our VIEs.

If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our ability to enforce the equity pledge agreements between us and our VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing CHJ and Xindian Information, our VIEs, their respective shareholders, and Wheels Technology, our wholly-owned PRC subsidiary, each shareholder of Beijing CHJ and Xindian Information agrees to pledge its equity interests in the relevant VIE to our subsidiary to secure Beijing CHJ and Xindian Information’s performance of the relevant VIE’s obligations under the relevant contractual arrangements. The equity interest pledge of shareholders of Beijing CHJ and Xindian Information has been registered with the local branch of the SAMR. The equity interest pledge agreements with our VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of Beijing CHJ and Xindian Information, our VIEs, may have potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individual shareholders who are also our directors, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Wheels Technology’s tax expenses. In addition, if Wheels Technology requests the shareholders of our VIEs to transfer their equity interest in our VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject Wheels Technology to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of our VIEs’ tax liabilities increase or they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if either of our VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, these entities may in the future hold certain assets that are material to the operation of our business. If either of our VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of our VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material and adverse effect on our business and results of operations.

We expect that substantially all of our revenues will be derived in China and substantially all of our operations, including all of our manufacturing, are conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. For example, COVID-19 had a severe and negative impact on the Chinese economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the Chinese economy is still unknown. Any prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

Our PRC subsidiaries are FIEs and are subject to laws and regulations applicable to FIEs as well as various Chinese laws and regulations generally applicable to companies incorporated in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure” and “Corporate History and Structure.” Under the 2019 PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. An FIE would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the value-added telecommunication service industry, in which our VIEs and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is subject to the foreign investment restrictions set forth in the currently effective 2019 Negative List. Moreover, the 2019 PRC Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment, and any of our business operation would fall in the “negative list,” and if the interpretation and implementation of the 2019 PRC Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the PRC Ministry of Commerce, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the 2019 PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulations on automotive as well as internet-related businesses and companies.

We operate in highly regulated industries. In particular, our vehicle manufacturing is subject to extensive regulations in China. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations and Approvals Covering the Manufacturing of Battery Electric Passenger Vehicles,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Compulsory Product Certification,” “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Automobile Sales,” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on the Recall of Defective Automobiles.” Several PRC regulatory authorities, such as the SAMR, the NDRC, the PRC Ministry of Industry and Information Technology, or the MIIT, and the PRC Ministry of Commerce, oversee different aspects of our operations, including but not limited to:

•                  assessment of vehicle manufacturing enterprises;

•                  market admission of NEVs;

•                  compulsory product certification;

•                  direct sales model;

•                  product liabilities;

•                  sales of vehicle;

•                  environmental protection system; and

•                  work safety and occupational health requirements.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products which was promulgated by the MIIT in January 2017 and amended in July 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time based on the development of the NEV industry and relevant standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Our direct sales model is relatively new and uncommon in the automotive industry, and there can be no assurance that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. For example, although the Provisions on Administration of Investment in Automotive Industry promulgated by the NDRC on December 10, 2018 has categorized our vehicles as electric vehicles, it remains unclear when our vehicles would be deemed as electric vehicles that exempt from the license plate lottery system for ICE vehicles in Beijing by the local authorities. In addition, on November 25, 2020, the SAMR issued a circular to regulate the recall of defective automobiles with over-the-air, or OTA, technology. The circular provides that automakers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all.

The PRC regulatory authorities’ interpretation of such laws, rules, and regulations may change, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we expect to rely on contractual arrangements with our VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd., a wholly-owned subsidiary of Beijing CHJ, currently holds a Value-added Telecommunication Business Operating License for internet information service, or the ICP License. Our VIEs may be required to obtain an additional Value-added Telecommunications Business Operating License for certain services to be carried out by us through our mobile application in addition to the ICP License or to update our exiting ICP License. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of January 31, 2021, our VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and our VIEs reported accumulated loss.  For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.”

Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will increase. Unless we are able to pass on these increased labor costs to our users, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our offshore offerings into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our offshore offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our offerings to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our offerings to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or filings, or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List was promulgated. Overseas investment governed by Order 11 refers to the investment activities conducted by an enterprise located in the territory of China either directly or via an overseas enterprise under its control through making investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights and other related interests, and overseas investment by a PRC individual through overseas enterprises under his/her control is also subject to Order 11. According to Order 11, before being conducted, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry but with an investment amount over US$300 million requires approval from, or filing with, the NDRC respectively, and for those non-sensitive investments indirectly by Chinese investors (including PRC individuals) with investment amount over US$300 million need to be reported. However, uncertainties remain with respect to the interpretation and application of Order 11, we are not sure whether our using of proceeds will be subject to Order 11. If we fail to obtain the approval, complete the filing or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that Order 11 is applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and our VIEs to pay off their respective debt in a currency other than Renminbi owned to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any failure to comply with applicable foreign exchange regulations may subject us to administrative fines or, if serious, criminal penalties, which could materially and adversely affect the value of your investment.

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—Offshore Investment”

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, our founder, Mr. Xiang Li, and ten other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the required initial registrations with SAFE. Mr. Xiang Li and other co-founders or directors are planning to update the registrations with respect to the capital of their respective offshore holding vehicles. As a result, we cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that the PRC Ministry of Commerce be notified in advance of any concentration of undertaking if certain thresholds are triggered. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are publicly listed in the United States. We are in the process of registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the relevant rules. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Beijing CHJ, is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2019 as it has been qualified as a “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Administration of Taxation, or the SAT, issued a circular in April 2009 and amended it in January 2014, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT, which became effective from April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2020, most of our subsidiaries and VIEs located in China reported accumulated loss and therefore they had no retained earnings for offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the nonresident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017.

The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR.

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, our VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, our VIEs, and their subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, our VIEs, and their subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, our VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, our VIEs, or their subsidiaries, we or our PRC subsidiaries, our VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which the landlords have not completed the registration of their ownership rights or the registration of our leases with the relevant authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties or authorization documents have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

The audit report included in this annual report is prepared by an auditor who is not inspected by the PCAOB and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we are unable to meet the PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with U.S. laws and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, we understand that our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in this issue. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, with respect to jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report recommended a transition period until January 1, 2022 before the new listing standards apply to companies already listed on U.S. stock exchanges. Under the PWG recommendations, if we fail to meet the enhanced listing standards before January 1, 2022, we could face de-listing from the Nasdaq, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States. There were recent media reports about the SEC’s proposed rulemaking in this regard. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the Act. The Act was approved by the U.S. House of Representatives on December 2, 2020. On December 18, 2020, the president of the United States signed into law the HFCAA. In essence, the Act requires the SEC to prohibit foreign companies from listing securities on U.S. securities exchanges if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the “big four” PRC-based accounting firms (including our auditors). The Rule 102(e) proceedings initiated by the SEC relate to these firms’ inability to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under PRC laws and specific directives issued by the China Securities Regulatory Commission, or the CSRC. The issues raised by the proceedings are not specific to our auditors or to us, but affect equally all audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision that each of these firms should be barred from practicing before the SEC for six months. Thereafter, the accounting firms filed a petition for review of the initial decision, prompting the SEC commissioners to review the initial decision, determine whether there had been any violation and, if so, determine the appropriate remedy to be placed on these audit firms.

In February 2015, “big four” PRC-based accounting firms (including our auditors) each agreed to censure and pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement requires the firms to follow detailed procedures and to seek to provide the SEC with access to the Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.

While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with the SEC requirements could ultimately lead to the delisting of our Class A ordinary shares from the exchange or the termination of the registration of our Class A ordinary shares under the Exchange Act, or both, which would substantially reduce or effectively terminate the trading of our Class A ordinary shares in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in China, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, and could result in delisting. Moreover, any negative news about the proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our shares may be adversely affected. If our independent registered public accounting firm was denied, temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements of the Exchange Act.

Risks Relating to Our ADSs

The trading price of our ADSs has been and may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select market, and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•                  variations in our revenues, earnings and cash flow;

•                  announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•                  announcements of new services and expansions by us or our competitors;

•                  changes in financial estimates by securities analysts;

•                  detrimental adverse publicity about us, our services or our industry;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  actual or potential litigation or regulatory investigations; and

•                  regulatory developments affecting us, our users, suppliers, or our industry.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares (with certain shares remaining undesignated, with power for our directors to designate and issue such classes of shares as they think fit). In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (i) any direct or indirect sale, transfer, assignment, or disposition of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of Mr. Xiang Li, or (ii) the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B ordinary shares that is an entity to any person that is not an affiliate of Mr. Xiang Li, such Class B ordinary shares are automatically and immediately converted into an equal number of Class A ordinary shares.

As of January 31, 2021, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares, representing 71.0% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.” Mr. Li will continue to have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence.

Certain principal shareholders of our company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our company. Pursuant to our fourth amended and restated memorandum and articles of association, Amp Lee Ltd., an entity beneficially owned by Mr. Xiang Li, our chairman and chief executive officer, is entitled to appoint, remove, and replace at least one director, subject to certain conditions. Pursuant to an investor rights agreement dated July 9, 2020 with Inspired Elite Investments Limited, our shareholder and a wholly owned subsidiary of Meituan, Inspired Elite Investments Limited and certain related entities are entitled to a series of special rights, including the right to appoint, remove, and replace one director, certain consent rights, and right of first refusal on change of control. These special rights enable these principal shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our ordinary shares and ADSs may view as beneficial. See “Item 6. Directors, Senior Management and Employees—Terms of Directors and Officers” and “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement.”

Our dual-class voting structure may render the ADSs representing our Class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our Class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our Class A ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our ADSs to decline.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

If we were to be or become a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) holds our ADSs or Class A ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.

Our fourth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of the memorandum and articles of association, the register of mortgages and charges, and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Your investment in our ADSs may be impacted if we are encouraged to issue CDRs in the future.

Currently the PRC central government is proposing new rules that would allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. Once the CDR mechanism is in place, we might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our ADSs.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the federal or state courts in the City of New York have exclusive jurisdiction to hear and determine claims arising under the deposit agreement (including claims arising under the Exchange Act or the Securities Act) and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before investing in the ADSs.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and / or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and Exchange Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and the majority of our assets are located outside of the United States. Substantially all of our operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons may be located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•                  the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•                  the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•                  the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•                  the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Global Select Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely than that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq listing standards. For example, neither the Companies Act of the Cayman Islands nor our fourth amended and restated memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As a result of these home country practices we may follow in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers. In addition, if we are subject to listing standards or other rules or regulations of other jurisdictions in the future, those requirements may further change the degree of protection for our shareholders to the extent they differ from the Nasdaq listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your voting instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become a registered holder of such shares prior to the record date for the general meeting. Under our fourth amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary sufficient prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

•                  we have failed to timely provide the depositary with notice of meeting and related voting materials;

•                  we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                  we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                  a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•                  the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in a state or federal court in New York, New York, and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. These arbitration provisions govern such dispute or difference and do not, in any event, preclude you from pursuing claims under the Securities Act or the Exchange Act in state or federal courts. See “Description of American Depositary Shares” for more information.

You may not receive dividends or other distributions on our Class A ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, Class A ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, Class A ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our Class A ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. As we are no longer an “emerging growth company” since December 31, 2020, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4                                INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China.

We established Beijing CHJ and commenced our operations in April 2015.

In April 2017, we incorporated CHJ Technologies Inc. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing, which later changed its name to Leading Ideal Inc. in April 2019 and further to Li Auto Inc. in July 2020.

In May 2017, Li Auto Inc. established Leading Ideal HK Limited, formerly known as CHJ Technologies (Hong Kong) Limited, as its intermediary holding company. In December 2017, Leading Ideal HK Limited established a wholly-owned PRC subsidiary, Wheels Technology, to engage in the research and development of smart connectivity functions and ADAS as well as general administration of the group. Leading Ideal HK Limited later established wholly-owned PRC subsidiaries to serve various functions, including Leading (Xiamen) Private Equity Investment Co., Ltd. and Beijing Leading Automobile Sales Co., Ltd.

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. The contractual arrangements with Beijing CHJ were subsequently amended and restated primarily to reflect changes in the shareholding in Beijing CHJ, most recently in November 2020. Wheels Technology also entered into a series of contractual arrangements with Xindian Information and its shareholders in April 2019.

In October 2019, Beijing CHJ established Chongqing Lixiang Automobile Co., Ltd., which is currently listed in the catalog of vehicle manufacturers of the MIIT.

In December 2019, we disposed of all of our equity interests in Chongqing Zhizao Automobile Co., Ltd.

On July 30, 2020, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “LI.” We raised, from our initial public offering and from the underwriters’ full exercise of the option to purchase additional ADSs, approximately US$1.2 billion in net proceeds after deducting underwriting discounts and commissions and offering expenses paid by us.

In December 2020, we completed a public offering of 54,050,000 ADSs representing 108,100,000 Class A ordinary shares and raised approximately US$1.5 billion in net proceeds.

Our principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China. Our telephone number at this address is +86 (10) 8742-7209. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is http://www.lixiang.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.            Business Overview

We are an innovator in China’s NEV market. We design, develop, manufacture, and sell premium smart electric SUVs. Through our product, technology, and business model innovation, we provide families with safe, convenient, and refined products and services. We are a pioneer to successfully commercialize EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. We started the volume production of Li ONE in November 2019 and delivered over 33,500 Li ONEs as of December 31, 2020.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on the SUV segment within a price range of RMB200,000 to RMB500,000. With their growing consumption power, families in China tend to choose SUVs for daily commutes and weekend family trips. As one of the most competitive SUV models in China, Li ONE is well positioned to capture the huge growth opportunity of this segment. We believe that Li ONE offers our users unparalleled value for money with the performance, functionality, and cabin-space of a large premium SUV but pricing close to a compact premium SUV.

We leverage technology to create value for our users. We concentrate our in-house development efforts on our proprietary range extension system and smart vehicle solutions. Our proprietary range extension system enables users to enjoy all the benefits of an electric vehicle while freeing them from range anxiety typically associated with BEVs. We believe that our range extension solution will contribute to wider and earlier adoption of electric vehicles in China. Our range extension solution also enables us to significantly reduce our BOM cost, which results in more competitive pricing of Li ONE when compared to BEVs and ICE vehicles in a similar class. In addition, we have developed our signature four-display interactive system, full-coverage in-car voice control system and ADAS delivering safe and enjoyable driving and riding experiences to our users. Furthermore, our utilization of FOTA upgrades enables us to provide additional functionalities and improve vehicle performance continuously throughout the entire vehicle lifecycle.

We have digitalized our user interactions and established our own direct sales and servicing network to continuously improve operational efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach users. In particular, we have developed a data-driven, closed-loop digital platform to manage all user interactions from sales leads to user reviews, which enables us to significantly reduce user acquisition costs.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own state-of-the-art manufacturing base in Changzhou, Jiangsu Province, China, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers.

We plan to launch a full-size premium smart electric SUV in 2022, which will be equipped with our next-generation EREV powertrain system. In the future, we will expand our product lineup by developing new vehicles including BEVs and EREVs to target an even broader consumer base.

Our Vehicles

We design, develop, manufacture, and sell premium NEVs in China. We currently focus on premium SUVs with EREV powertrains to provide families in China with safe, convenient, and refined products and services. Our first production vehicle, Li ONE, is a six-seat, large premium extended-range electric SUV. We started volume production of Li ONE in November 2019 in our own Changzhou manufacturing facility. We plan to launch our second model, a full-size premium smart extended-range electric SUV, in 2022.

Li ONE

Li ONE is a large premium extended-range electric SUV. This six-seater (seven-seater as optional), which is 5,020 millimeters long with a 2,935-millimeter wheelbase, offers a combination of long range, high performance, efficient energy consumption, and flexible power supplies.

•                  Long Range.  Li ONE has an NEDC range of 800 kilometers. Its 40.5-kilowatt hour lithium-ion battery pack is capable of supporting a purely electrically powered range of 180 kilometers.

•                  High Performance.  Equipped with all-wheel drive and two electric motors, Li ONE is able to accelerate from zero to 100 kilometers per hour in 6.5 seconds. Its EREV powertrain can deliver a maximum of 240 kilowatts of power and 530 Newton meters of torque. The performance of Li ONE’s powertrain is comparable to that of an ICE vehicle powered by a 3.0-liter, six-cylinder, turbo-charged engine.

•                  Efficient Energy Consumption.  The high-efficiency EREV powertrain and the advanced thermal management system help Li ONE achieve a fuel consumption rate of 6.8 liters per 100 kilometers and an electricity consumption rate of 20.2 kilowatt-hours per 100 kilometers.

•                  Flexible Power Supplies.  Li ONE’s energy can be replenished by slow charging, which takes approximately six hours for a full charge with a seven-kilowatt charger, fast charging, which takes approximately 30 minutes to increase the displayed state of charge from 20% to 80% with a 60-kilowatt charger, and refueling. It can operate even when consumers have no access to charging infrastructure. We currently offer three driving modes to cover different use case scenarios for our users.

At an MSRP of RMB328,000, Li ONE includes over 40 premium and technology features in one standard package, which are typically only included on vehicles with an MSRP above RMB600,000 in China. Users only need to choose exterior and interior colors, wheel style, and seat layout (six seats or seven seats).

•                  Premium features.  Napa leather cover, seat heating for first- and second-row seats, laminated acoustic glass, silver-plated heat insulated windshield, and tires with acoustic technology.

•                  Technology features.  Four-display interactive system with advanced navigation and entertainment applications, full-coverage in-car voice control system, remote mobile control, ADAS, and FOTA upgrades.

Li ONE is equipped with comprehensive active and passive safety solutions. Li ONE includes the following key safety measures:

•                  Active safety.  Our ADAS includes five key safety functions: automatic emergency braking, forward collision warning, intelligent headlight control, lane departure warning, and side view assist. The braking distance of Li ONE from 100 kilometers per hour to a complete stop is less than 39 meters. For a discussion of key features of ADAS, see “—Technology—Autonomous Driving.”

•                  Ultra-high strength, heavy-duty steel-aluminum body.  Li ONE uses a strong heavy-duty steel-aluminum body with the torsional stiffness of 31,000 Newton meters per degree.

•                  Passenger protection.  Li ONE is equipped with seven air bags for comprehensive protection to the driver and passengers.

•                  Battery safety.  The battery pack is securely sealed in a high-strength aluminum alloy casing that is waterproof and dustproof at IP67D, and is further protected by four longitudinal anti-collision beams. We have also implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack.

In January 2021, we announced the safety evaluation results for Li ONE published by the China Insurance Automotive Safety Index, or C-IASI, Management Center based on crash tests. Li ONE achieved the G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li ONE received an M rating, one of the top results received by large premium SUVs. Also in January 2021, Li ONE received five-star ratings for both volatile organic compounds & vehicle odor intensity , and electromagnetic radiation  in the China Automobile Health Index, C-AHI, assessment by China Automotive Engineering Research Institute Co., Ltd. In February 2021, Li ONE achieved a five-star safety rating in the latest China-New Car Assessment Program, or C-NCAP, test released by China Automotive Technology and Research Center Co., Ltd. Li ONE received a weighted score of 92.2%, including 94.73% on occupant protection, 72.89% on pedestrian protection, and 100% on active safety. As of February 2021, Li ONE was the only large SUV model that received top C-IASI, C-AHI and C-NCAP scores.

Li ONE has one standard MSRP and we do not plan to raise the price of Li ONE despite the phase-out of government’s subsidies. Currently, our Li ONE users can benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

Future Vehicles

We plan to launch a full-size premium smart extended-range electric SUV in 2022. It is currently under development and will be equipped with our next-generation EREV powertrain. We believe that this planned SUV will allow us to target a broader market in the premium SUV segment. In September 2020, we entered into a three-way strategic cooperation with NVIDIA Corporation, and NVIDIA’s Chinese partner, Huizhou Desay SV Automotive, through which our planned full-size premium smart extended-range electric SUV will be equipped with the powerful NVIDIA Orin SoC (system on a chip) chipset.

In the future, we plan to develop new vehicles with new generations of BEV or EREV powertrain and smart technologies to target an even broader market.

Technology

EREV Powertrain

We have developed our proprietary EREV technology and applied it to our first model, Li ONE. An EREV is purely electric-driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. A range extension system generates electricity with a dedicated ICE designed with high fuel consumption efficiency, an electric generator, and a speed reducer to connect them.

Li ONE’s energy can be replenished by slow charging, fast charging, and refueling. Li ONE can operate even when users have no access to charging infrastructure, thereby completely eliminating range anxiety. To offer the same driving range as BEVs of a similar class, Li ONE requires much less battery capacity. A smaller battery pack not only is less costly, but also contributes to a more cost-efficient body structure design, which results in less usage of costly aluminum parts for the vehicle body and suspension system. As a result, the BOM cost of Li ONE is close to that of an ICE vehicle and is much lower than that of a BEV of a similar class.

Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high quality driving experience to that of BEVs, such as smooth acceleration and superior NVH performance. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. Our Li ONE users enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. In addition, our Li ONE users can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

With all of the foregoing, we believe that our EREV technology will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that Li ONE has a competitive advantage over not only BEVs but also ICE vehicles in terms of performance, economy, and user experiences.

Li ONE’s EREV powertrain primarily consists of an electric propulsion system and a range extension system.

•                  Electric propulsion system.  The electric propulsion system consists of front and rear dual electric motors and a battery pack. Li ONE is equipped with a front electric motor with a maximum of 100 kilowatts of power and 240 Newton meters of torque, and a rear electric motor with a maximum of 140 kilowatts of power and 290 Newton meters of torque. Li ONE uses a 40.5-kilowatt hour lithium-ion battery pack, placed between the front and rear axles.

•                  Range extension system.  The range extension system consists of a generator, a turbo-charged engine, and a fuel tank. It has a 1.2-liter, 3-cylinder, turbo-charged engine that can deliver a maximum of 96 kilowatts of power to propel the generator. The 100-kilowatt generator can propel the vehicle or charge the battery pack. The fuel tank has 45 liters of capacity. The range extension system consumes fuel and generates electricity.

With our proprietary EREV technology, we are able to customize and continuously optimize the vehicle control strategies under different scenarios. We currently offer three driving modes. The driver can freely switch between the three modes at any time while driving based on the driver’s needs to prioritize either saving fuel or maintaining the battery’s state of charge.

•                  E-Power Mode.  This mode is designed for users with convenient access to charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 150 kilometers (NEDC standard), essentially operating like a BEV. The range extension system will power up when the battery’s displayed state of charge is around 17%, and propel our vehicle and maintain the dynamic balance of the battery’s state of charge. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle may continue to drive approximately 30 kilometers (NEDC standard) draining power from the battery.

•                  Hybrid Mode.  This mode is designed for users who can occasionally access the charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 35 kilometers, operating like a BEV. The range extension system will power up earlier than under the E-Power mode, and propel our vehicle. Then the hybrid energy of the petrol and the electricity from battery can offer a balanced experience between NVH performance and fuel efficiency. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle may continue to drive approximately 30 kilometers draining power from the battery.

•                  E-Hold Mode.  This mode is designed for users with virtually no practical access to charging infrastructure. Under this mode, our vehicle will drain power from the battery without activating the range extension system for about 60 kilometers, again operating like a BEV. The range extension system will power up earlier than under the E-Power Mode, and propel our vehicle and maintain the dynamic balance of the battery’s state of charge at a higher level than that under the Hybrid Mode to preserve more power. When the fuel tank is empty, the range extension system will cease to operate, and our vehicle can continue to drive approximately 120 kilometers draining power from the battery.

Each EREV driving mode is optimized to balance the NVH performance, powertrain output, and energy consumption, so that users with varying access to charging infrastructure can have similar driving experiences with our Li ONE.

The EREV powertrain is able to deliver propulsion at higher efficiency than ICE powertrains. The engine in the range extension system is used solely to propel the generator and never propels the vehicle directly. Therefore, the engine can constantly operate at the most efficient status regardless of the road conditions and vehicle speed, unlike the engine in an ICE vehicle that will operate at fluctuating efficiency to adjust to the changing road conditions and vehicle speed. The EREV powertrain thus avoids the energy loss typically associated with ICE vehicle powertrains during urban driving.

We are able to apply FOTA upgrades to refine the EREV operating strategies and control firmware and software. We are also able to leverage our cloud capabilities to remotely diagnose the status of the system with users’ permission.

Smart Interactive Systems

We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity.

Four-display interactive system

The signature four-display interactive system delivers convenient, user-friendly services to drivers and passengers via the instrument panel cluster, central information display, front passenger display, and central control panel. We use a Linux-Android Automotive dual system architecture, and the two sets of systems are connected but can still operate independently. The Linux-based system is primarily used for the vehicle driving control, and the Android Automotive-based system is primarily used for in-car entertainment and interaction. We apply Android-based hibernation and activation algorithms to ensure quick activation of the four displays and their systems. We also equip Li ONE with a high-performance Qualcomm 820A chip.

Full-coverage in-car voice control system

We also deploy full-coverage in-car voice control system that uses four omni-directional high-sensitivity digital microphones.

This voice control system provides a comprehensive solution for in-car interaction. Passengers can check routes, make phone calls, listen to music and other audio programs, configure system settings, control the vehicle windows, and initiate other activities by talking naturally in the vehicle. The system is smart enough to respond swiftly to frequently used commands. The advanced natural language processing algorithms are able to analyze the human voice with adequate accuracy to enhance the interaction quality of the system.

FOTA upgrades

Our vehicle systems are designed with extendibility through FOTA upgrades, which improve system performance and enable users to access new features. Our FOTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Our FOTA upgrades support concurrent upgrading and driving to provide maximum flexibility to users. Through FOTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, and optimize vehicle and system control algorithms. In December 2020, we introduced our 2.0 vehicle system update for Li ONE via FOTA upgrade, which included a variety of comprehensive improvements in performance, functionalities and user experience with respect to smart interactive systems, ADAS, and other vehicle controls and functions.

Autonomous Driving

Li ONE is equipped with ADAS, our enhanced Level 2 autonomous driving solution. We selectively use autonomous driving hardware from leading global suppliers, including a vision chip, a millimeter-wave radar and 12 ultrasonic sensors, and the electronic stability program and iBooster 2.0 electronic braking systems from Bosch. Our ADAS is optimized and adapted based on the complex road conditions in China. Our current ADAS solution includes over 10 driver assistance features, including adaptive cruise control, automatic emergency braking, automatic parking assist, forward collision warning, intelligent headlight control, lane change assist, lane departure warning, lane keep assist, and side view assist.

Research and Development

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to vehicle and smart technology primarily in our headquarters in Beijing, China. In February 2021, we announced the establishment of a new research and development center in Shanghai, China. Our Beijing and Shanghai teams are developing cutting-edge electric vehicle technologies, such as next-generation EREV powertrain system, high-voltage platforms, high C-rate battery, ultra-fast charging technologies, autonomous driving technologies, next generation intelligent cockpits, operating systems and computing platforms. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of December 31, 2020, we had 1,424 employees engaging in research and development, including over 711 for smart technology development.

Vehicle

Our vehicle research and development team covers all areas of vehicle design, development, and production from concept to completion, including interior and exterior design, body design and engineering, electrical engineering and integration, battery engineering, EREV powertrain technology, vehicle integration, performance testing, and technology and patent management.

Members of our vehicle research and development team have an average industry experience of approximately ten years in their respective fields, many of whom come from leading global and domestic automakers such as Mercedes-Benz, Nissan, and SAIC Motor.

Intelligence System

Our intelligence system research and development team supports our multidisciplinary research efforts on intelligence, connectivity, user interface design, and autonomous driving. We have implemented a comprehensive plan of developing our proprietary autonomous driving technology for our vehicles. Leveraging our capabilities in system development, algorithms, simulation, solutions development, and system integration, we plan to advance from Level 2 autonomous driving, ultimately to Level 4 autonomous driving.

Vehicle Design and Engineering

We have developed significant in-house capabilities in the design and engineering of EREVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined “halo” as the design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in EREV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. We utilize computer-aided engineering simulation analytics throughout our design and engineering process and conduct performance validation and reliability testing in our seven laboratories. Furthermore, our engineering and manufacturing teams work alongside our suppliers and partners in designing key components in order to achieve cost optimization throughout the research and development process and thereafter.

Sales and Marketing

Digitalized Sales and Marketing

We have developed our own integrated online and offline platform to interact directly with users, from sales leads to user reviews.

We bring a steady stream of sales leads through three channels: retail stores, media platforms and user word-of-mouth. We convert these leads to registered users in our Li Auto system, which consists of our official website, the Li Auto App, and our WeChat official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads. As a result, a flywheel is formed, leading to higher conversion efficiency and lower user acquisition costs.

Once the user places an order, we provide the user with delivery, finance, and after-sales service through our sales and servicing network. By collecting user behavior and feedback in the closed-loop process, we improve the quality and efficiency of our services, reduce personnel-related expenses and investment in stores and delivery centers, and ultimately reduce offline service costs.

Direct Sales and Servicing Network

We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our users. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our users with superior purchasing experiences consistent with our values and brand image.

As of December 31, 2020, we had 52 retail stores across major cities in China. Users visit a store for vehicle check-up, test-drive, and order placement. In 2020, we began to open our galleries, which are smaller than our retail stores and focus on product demonstration, service experience, and brand awareness enhancement. We locate our stores and galleries in selected shopping malls where our targeted users are likely to patronize, instead of central business districts or landmark buildings.

As of December 31, 2020, we had 30 delivery centers and 23 servicing centers across major cities in China. Delivery and servicing centers perform in-person delivery and maintenance and repairs, and are generally located in the suburbs with convenient transportation.

Prospective users can place orders by paying a deposit of RMB5,000, which becomes non-refundable after two days, via our Li Auto App or our website. Their orders also automatically become confirmed orders after two days following the deposit payment, and no additional deposits are required from the user prior to delivery. Our delivery specialists will then follow up with the users about pre-delivery matters, such as financing and home charger installations. Once the vehicles arrive at logistics centers, our delivery specialists will contact the users to arrange delivery. For users from cities without a Li Auto delivery and servicing center, we can also provide remote delivery services.

Marketing

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house which elaborate on our product specifications and technology. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms such as Douyin and Kuaishou. The popularity, efficiency and interactive nature of short-video enable wide reach of our content marketing within a short period of time. We believe that the combination of our high quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, form a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at relatively low marketing spending.

Servicing and Warranty

We offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. Currently, we also offer each initial owner extended lifetime warranty for RMB4,999 (or lower amount when on sale), except that those who made reservations before May 31, 2019 and then confirm the order before December 31, 2020 would be provided with such extended lifetime warranties for initial owners for free, subject to certain conditions. We also provide owners of Li ONE free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

Owners can have their vehicles serviced either in our servicing centers or Li Auto-authorized body and paint shops. We had a network of 114 servicing centers and Li Auto-authorized body and paint shops covering 83 cities in China as of December 31, 2020.

Value-Added Services

We offer a suite of value-added services to serve our users’ needs and keep them engaged.

To enrich the ownership experiences of our users, we have launched our Li Plus paid membership program. Membership benefits span after-sale services, third-party in-car entertainment services, and life style components. The program currently has five categories of benefits, including paid regular servicing of the vehicle, free vehicle pick-ups and deliveries, unlimited high-speed data plan, Li music membership, and discounts on our service and products offerings. Currently, we also award membership points for successful referrals, which can be used to redeem merchandise in our online store. After we deliver more vehicles, collect more data, and have a better understanding of our users’ needs, we may continuously add more services into the program.

We also offer certain services embedded within the sale of vehicles, including installation of charging stalls, and vehicle internet connection services.

We cooperate with several commercial banks to facilitate auto finance for our users. We do not charge any financing service fees and are not obligated to facilitate any financing. A month prior to delivery, our delivery specialist will open the auto finance applications, if needed, and the users can complete the procedures on our Li Auto App. As the commercial banks handle the auto finance applications, our users can track the status of their applications on our Li Auto App. Users can also make payments for their purchases on the Li Auto App.

We work with auto insurance companies to facilitate our users’ purchase of a variety of auto insurance products, which can be handled by the delivery specialist assigned to each user.

Manufacturing, Supply Chain, and Quality Control

Manufacturing

We are listed in the catalog of vehicle manufacturers of the MIIT and we manufacture Li ONE in our own state-of-the-art Changzhou factory. The Changzhou manufacturing base covers an area of 50 hectares and has constructed shop floor space of approximately 185,000 square meters. It consists of four workshops, stamping, welding, painting, and assembly, and an office building. The current production capacity is 21JPH (jobs per hour) or 100,000 units per year and it can be expanded to 40JPH or 200,000 units per year with additional machinery and production line installation.

The production in our factory is highly automated. We use linear seven-axis robots for our stamping line, which is capable of switching tooling with the press of a button and mixed production of steel and aluminum parts. In the stamping workshop, the high-speed flexible manufacturing line first produces large body panels before fully-automated, quality inspection blue-ray scanning performs 100% of the dimensional inspections on them. In the welding workshop, we achieve 100% automation for all welding spots. In the painting workshop, we use 28 painting robots that ensure consistency of coatings on the body.

Our production management related IT systems and automated production equipment work together, which significantly improve our operating efficiency. For example, screw tightening is critical component for the quality of Li ONE. There are over 1,300 tightening points on Li ONE, of which over 500 are critical. All tightening values are monitored and controlled by the systems to ensure perfect matching of torque value and angle for tightening and the vehicle model. All tightening values and data are uploaded to our manufacturing execution system for monitoring, which can be traced back for over ten years.

Supply Chain

We collaborate with over 150 suppliers for 1,916 sourced parts to build our Li ONE. We expect to benefit from economies of scale with our production volume ramp-up. We have developed close partnership with suppliers for key parts, such as CATL for battery packs, BorgWarner for electric motors, Inovance for electric motor controllers, Saint-Gobain for windshields, and SDS for multi-mode hybrid transmissions.

We make sourcing decisions taking into account quality, cost, and lead-time. Our supplier quality engineers are responsible for managing the production processes of suppliers to ensure that our quality standards are met. APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) procedures are executed with high standard.

We implemented a supplier relationship management system to collaborate with our suppliers for forecasting, ordering, receipt and return of goods. Our supply management team works closely with suppliers to ensure the availability of required supply.

Quality Control

Benchmarking the best-in-class practices in the industry, we have developed our own quality management system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

For Li ONE testing and validation, we have maintained over 1,700 vehicle testing measures, including over 500 critical testing measures, to ensure high quality. As of March 31, 2020, we had performed over 8.3 million kilometers of road tests including enhanced reliability test on proving grounds and vehicle durability test on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes and tests of ADAS performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over 1,000 issues frequently seen in market recalls and confirmed our solutions are adequate. Before the volume production of Li ONE, we conducted special inspection and prevented 19 issues that other automakers have encountered.

Data Security and Protection

With the level of intelligence and connectivity of vehicles, and our highly integrated system that interacts with the users, we place strong emphasis on data security and protection. We have implemented procedures to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to protect user privacy while meeting business requirements. In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as encryption and log audit. Our internal cloud data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately.

Competition

The China automotive market is highly competitive and we expect that it will become even more competitive in the future. We believe that our vehicles compete with premium SUVs regardless of powertrain technology. We believe the primary competitive factors in our markets are: technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, branding, and design and styling. We believe that positive factors pertaining to our competitive position include precise consumer targeting and product positioning, innovative design and technology, BOM cost management, distribution cost management, and general management efficiency as a company. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market, especially its premium SUV segment.” for risks related to competition in our industry.

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. As of December 31, 2020, we had 827 issued patents and 691 pending patent applications, 391 registered trademarks, and 30 pending trademark applications in China. As of December 31, 2020, we also held or otherwise had the legal right to use 45 registered copyrights for software or work of art and 64 registered domain names, including lixiang.com. We intend to continue to file additional patent applications with respect to our technology.

Vehicle Delivery

The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	November 2019	December 2019	March 2020	June 2020	September 2020	December 2020	January 2021	February 2021
Li ONE delivered (1)	—	973	3,869	10,473	19,133	33,597	38,976	41,276

Note:

(1)         Excludes vehicles delivered for testing and other non-sales purposes.

In the fourth quarter of 2019, the first, second, third, and fourth quarter of 2020, January 2021, and February 2021, a total of 973, 2,896, 6,604, 8,660, 14,464, 5,379, and 2,300 Li ONEs were delivered, respectively.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations and Approvals Covering the Manufacturing of Battery Electric Passenger Vehicles

Pursuant to the Provisions on Administration of Investment in Automotive Industry, which was promulgated by the NDRC and became effective on January 10, 2019, enterprises are encouraged to, through equity investment and production capacity cooperation, facilitate mergers and restructuring, enter into strategic alliances, carry out joint research and development of products, organize joint manufacturing, and increase industrial integration. The leading resources in production, education, research, application, and other areas are encouraged to be integrated, and core enterprises in the automotive industry are encouraged to form industrial alliance and industrial consortium. In addition, these provisions categorize EREV as electric vehicles.

Pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, to be included in the Vehicle Manufacturers and Products Announcement, our vehicles must satisfy certain conditions, including, among others, meeting certain standards set out therein, meeting other safety and technical requirements specified by the MIIT, and passing inspections conducted by a state-recognized inspection institution. After these conditions are met and the application has been approved by the MIIT, the qualified vehicles will be included in the Vehicle Manufacturers and Products Announcement by the MIIT. If an NEV manufacturer manufactures or sells any model of an NEV without prior approval of the competent authorities, including the inclusion in the Vehicle Manufacturers and Products Announcement by the MIIT, it may be subject to penalties, including fines, forfeiture of any illegally manufactured and sold vehicles and spare parts, and revocation of its business licenses.

Regulations on Compulsory Product Certification

Pursuant to the Administrative Regulations on Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ (which has been merged into the SAMR), and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification that was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee and became effective on May 1, 2002, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components cannot be sold, exported, or used in operating activities until they are certified by designated PRC certification authorities as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicles, which became effective on September 29, 2015, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the relevant authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their facilities. The manufacturers of charging and battery swap facilities and electric vehicle manufacturers are encouraged to purchase liability insurance on charging safety to protect individual users.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, which became effective on July 1, 2017, automobile suppliers and dealers are required to file with the relevant authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to these administrative provisions, manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the relevant regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which became effective on January 1, 2016 and were recently amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the relevant automotive products and recall such products in accordance with applicable laws and regulations.

On November 25, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with OTA Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls their defective products, it must make a recall plan and completes a filing with the SAMR.

Regulations on Product Liability

Pursuant to the PRC Product Quality Law, which was promulgated on February 22, 1993 and amended on July 8, 2000, August 27, 2009, and December 29, 2018, a manufacturer is prohibited from producing or selling products that do not meet applicable standards and requirements for safeguarding human health and ensuring human and property safety. Products must be free from unreasonable dangers threatening human and property safety. Where a defective product causes personal injury or property damage, the aggrieved party may make a claim for compensation from the manufacturer or the seller of the product. Manufacturers and sellers of non-compliant products may be ordered to cease the production or sale of the products and could be subject to confiscation of the products and fines. Earnings from sales in violation of such standards or requirements may also be confiscated, and in severe cases, an offender’s business license may be revoked.

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which became effective on the same day. This circular provides that those who purchase NEVs specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT from 2016 to 2020 may obtain subsidies from the PRC government. Pursuant to this circular, a purchaser may purchase an NEV from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such NEV is sold to the purchaser. Li ONE was added to this catalogue by the MIIT on June 11, 2019 and is eligible for such subsidies. The circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2017, to adjust the existing subsidy standard for NEV purchasers by capping the local subsidies at 50% of the national subsidy amount and further specifying that the national subsidies for purchasers of certain NEVs (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% from the 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Improving the Subsidy Policy for the Promotion and Application of New Energy Vehicles, pursuant to which, the original end date of subsidies for NEV purchasers will be extended by two years to the end of 2022 and the national subsidies for NEVs will be reduced in 10% increments each year, commencing from 2020. Only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the MSRP of Li ONE is higher than the threshold. In addition, the circular also limits the number of vehicles eligible for subsidies each year to approximately 2 million. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2021. Pursuant to this circular, the national subsidies for NEVs will be reduced in 20% increments in 2021 compared with that of 2020.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the SAT, the MIIT, and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle Purchase Tax issued by the MIIT, including NEVs listed before December 31, 2017. Li ONE was added to this catalogue in the 25th batch on June 12, 2019, and the purchasers of Li ONE thus may enjoy this tax exemption.

On April 16, 2020, the Ministry of Finance, the SAT, and the MIIT jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, which became effective on January 1, 2021, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to 2022.

Non-Imposition of Vehicle and Vessel Tax

Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the SAT, and the MIIT on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalogue of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and SAT from time to time. Li ONE was listed in this catalogue issued by the MIIT and SAT on July 1, 2019 and is thus exempt from vehicle and vessel tax.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs (including EREVs), which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. However, in Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates under the Administration Rules on Encouraging Implementation of New Energy Vehicles in Beijing. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing. Pursuant to the Implementation Measures on Encouraging and Using New Energy Vehicles in Shanghai issued by the local counterpart of the NDRC and other four governmental authorities in Shanghai in February 2021, EREVs will not be considered as the NEVs which are exempt from the license plate restrictions starting from January 1, 2023.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, the NDRC, and the National Energy Administration jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles During the 13th Five-year Plan Period, which became effective on January 11, 2016. Pursuant to this circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other relevant charging infrastructure.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Circular on Implementation of Interim Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing, from September 25, 2018 to December 31, 2020, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results. Likewise, such subsidies were also implemented in the Implementation Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use from 2018 to 2019 in Beijing that became effective on September 28, 2018.

CAFC and NEV Credit Schemes for Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the Ministry of Finance, the PRC Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, pursuant to which, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its new energy vehicles credits, or NEV credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating of NEV credits.

NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores shall be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEV credit ratio set by the MIIT, while the actual scores are to be the product obtained by multiplying the score of each new energy vehicle type by respective new energy vehicle production/import volume. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers. As a manufacturer that will only manufacture new energy vehicles, after we obtain our own manufacturing license, we will be able to earn NEV credits by manufacturing new energy vehicles through our future manufacturing plant on each vehicle manufactured, and may sell our excess positive NEV credits to other vehicle manufacturers or importers. On June 15, 2020, the MIIT, the Ministry of Finance, the PRC Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Amendment to Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises. The newly erected measures, which will become effective on January 1, 2021, adjusts the calculation methods of credits of new energy passenger vehicles and provides the requirements of NEV credits from 2021 to 2023.

Regulations on Foreign Investment in China

Regulations on Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, which was promulgated and is amended from time to time by the Ministry of Commerce and the NDRC. The latest version of the Foreign Investment Catalog became effective on July 28, 2017 and classifies industries into three categories with regard to foreign investment: (i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.” The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, the Ministry of Commerce and the NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access, or the 2018 Negative List, which replaced the negative list attached to the Foreign Investment Catalog in 2017 and lifted restrictions on foreign investment in NEV manufacturers. In June 2019, the Ministry of Commerce and the NDRC jointly promulgated the 2019 Negative List, which became effective and replaced the 2018 Negative List in July 2019. In June 2019, the Ministry of Commerce and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2019), which became effective and replaced the “encouraged” category under the Foreign Investment Catalog in 2017. Industries that are not listed in the 2019 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. The provision of value-added telecommunications services falls in the restricted category under the 2019 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers. On June 23, 2020, the Ministry of Commerce and the NDRC jointly published the Special Administrative Measures for Market Access of Foreign Investment 2020, which became effective on July 23, 2020 and replaced the 2019 Negative List.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

To comply with PRC laws and regulations, we expect to rely on contractual arrangements with our VIEs to operate value-added telecommunications services in China in the future. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.”

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign- and domestic-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an FIE in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalogue for special administrative measures, or a “negative list.” The Foreign Investment Law grants national treatment to FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current special administrative measures for market access of foreign investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that FIEs established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in China, including, among others, that local governments must abide by their commitments to the foreign investors; FIEs are allowed to issue stocks and corporate bonds; expropriation or requisition of the investment of foreign investors is prohibited except for special circumstances, in which case statutory procedures must be followed and fair and reasonable compensation must be made in a timely manner; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in China may be freely remitted inward and outward in Renminbi or foreign currencies. Also, foreign investors or FIEs should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which came into effect on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if the legal form or the governing structure of an FIE established prior to the effective date of the Foreign Investment Law does not comply with the compulsory provisions of the PRC Company Law or the PRC Partnership Enterprises Law, such FIE should complete amendment registration accordingly no later than January 1, 2025; if it fails to do so, the enterprise registration authority will not process other registration matters of the FIE and may publicize such non-compliance; and (ii) the provisions regarding transfer of equity interests, distribution of profits and remaining assets as stipulated in the joint venture contracts of an existing FIE may survive the Foreign Investment Law during its joint venture term.

For a detailed discussion of the risk associated with the Foreign Investment Law, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the PRC Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalogue of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. Otherwise, such an operator might be subject to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close the website.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial ICP service operator must obtain an ICP license before engaging in any commercial ICP services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016. Information services providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for the management of information security.

We expect to provide information and services to our users through our websites and mobile application, which may be deemed as commercial internet information services as defined in the above provisions. Beijing Chelixing Information Technology Co., Ltd., a wholly-owned subsidiary of Beijing CHJ, has obtained an ICP License that will remain effective until May 29, 2024.

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and became effective on March 15, 2014. It imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, and potential civil or criminal liabilities.

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress promulgated the PRC Cyber Security Law, which became effective on June 1, 2017. The Cyber Security Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cyber Security Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cyber security, and take corresponding remedial measures.

Internet information services providers are also required to maintain the integrity, confidentiality, and availability of network data. The Cyber Security Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cyber Security Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites, or criminal liabilities.

Regulations on E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which became effective on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in China for the first time by laying out certain requirements on e-commerce platform operators. Pursuant to the E-Commerce Law, e-commerce platform operators are required to prepare a contingency plan for cybersecurity incidents and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements, transaction information record-keeping, and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct self-operated business on their platforms, they need to distinguish and mark their self-operated business from the businesses of the business operators using the platform in a clear manner and should not mislead consumers. The e-commerce platform operators should bear civil liability of a commodity seller or service provider for the business marked as self-operated, pursuant to the law.

Regulations on Land and the Development of Construction Projects

Regulations on Land Grants

Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land, which was promulgated by the State Council on May 19, 1990 and amended on November 29, 2020, a system of assignment and transfer of the right to use state-owned land was adopted. A land user must pay land premiums to the state as consideration for the assignment of the right to use a land site within a certain term, and the land user who obtained the right to use the land may transfer, lease out, mortgage, or otherwise commercially exploit the land within the term of use. Under the Interim Regulations on Assignment and Transfer of the Rights to the Use of the State-Owned Urban Land and the PRC Urban Real Estate Administration Law, the local land administration authority may enter into an assignment contract with the land user for the assignment of land use rights. The land user is required to pay the land premium as provided in the assignment contract. After the full payment of the land premium, the land user must register with the land administration authority and obtain a land use rights certificate that evidences the acquisition of land use rights.

Regulations on Planning of a Construction Project

Pursuant to the Regulations on Planning Administration Regarding Assignment and Transfer of the Rights to Use of the State-Owned Land in Urban Area promulgated by the Ministry of Construction in December 1992 and amended in January 2011, a construction land planning permit should be obtained from the municipal planning authority with respect to the planning and use of land. Pursuant to the PRC Urban and Rural Planning Law promulgated by the Standing Committee of the National People’s Congress on October 28, 2007 and amended on April 24, 2015 and April 23, 2019, a construction work planning permit must be obtained from the competent urban and rural planning government authority for the construction of any structure, fixture, road, pipeline, or other engineering project within an urban or rural planning area.

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014, implemented on October 25, 2014, and amended on September 28, 2018.

Pursuant to the Administrative Measures for Reporting Details Regarding Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated by the Ministry of Construction on April 4, 2000 and amended on October 19, 2009, and the Provisions on Acceptance Examination upon Completion of Buildings and Municipal Infrastructure promulgated and implemented by the Ministry of Housing and Urban-Rural Development on December 2, 2013, upon the completion of a construction project, the construction enterprise must submit an application to the competent government department at or above county level where the project is located for examination upon completion of building and for filing purpose, and to obtain the filing form for acceptance and examination upon completion of construction project.

Regulations on Environmental Protection and Work Safety

Regulations on Environmental Protection

Pursuant to the PRC Environmental Protection Law promulgated by the Standing Committee of the National People’s Congress on December 26, 1989, amended on April 24, 2014, and effective on January 1, 2015, any entity which discharges or will discharge pollutants during the course of operations or other activities must implement effective environmental protection safeguards and procedures to control and properly treat waste gas, waste water, waste residue, dust, malodorous gases, radioactive substances, noise, vibrations, electromagnetic radiation, and other hazards produced during such activities.

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Tort Law. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2002, amended on August 27, 2009 and August 31, 2014, and effective on December 1, 2014, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on April 29, 1998, amended on October 28, 2008 and April 23, 2019, and effective on April 23, 2019, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development on April 1, 2020, which became effective on June 1, 2020, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law (2008 Revision), the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The PRC Copyright Law, which became effective on June 1, 1991 and was amended in 2001 and in 2010, provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

Pursuant to the Computer Software Copyright Protection Regulations promulgated by the State Council on December 20, 2001 and amended on January 30, 2013, the software copyright owner may go through the registration formalities with a software registration authority recognized by the State Council’s copyright administrative department. The software copyright owner may authorize others to exercise that copyright and is entitled to receive remuneration.

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the SAMR (formally known as the State Administration for Industry and Commerce) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which became effective on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. FIEs may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to relevant SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, became effective on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improve the administration on foreign exchange settlement for FIEs.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, became effective on June 1, 2015, and was amended on December 30, 2019, provides that an FIE may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the relevant foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular, for the time being, FIEs are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an FIE should truthfully use its capital for its own operational purposes within the scope of its business; where an ordinary FIE makes domestic equity investment with the amount of foreign exchanges settled, the FIE must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and became effective on June 9, 2016, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi on a self-discretionary basis. This circular also provides an integrated standard for conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) on a self-discretionary basis, which applies to all enterprises registered in China.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is newly promulgated, it is unclear how SAFE and competent banks will carry it out in practice.

Pursuant to the Circular of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts will be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt, and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

According to the Administrative Rules on the Company Registration, which were promulgated by the State Council on June 24, 1994, became effective on July 1, 1994, and were amended on February 6, 2016, and other laws and regulations governing FIEs and company registrations, the establishment of an FIE and any capital increase and other major changes in an FIE should be registered with the SAMR or its local counterparts and filed via the enterprise registration system.

Pursuant to SAFE Circular 13 and other laws and regulations relating to foreign exchange, when setting up a new FIE, the enterprise should register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the FIE, including, without limitation, any increase in its registered capital or total investment, the FIE must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with relevant authorities. Pursuant to the relevant foreign exchange laws and regulations, such foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

Based on the foregoing, if we intend to provide funding to our wholly foreign-owned subsidiaries through capital injection at or after their establishment, we must register the establishment of and any follow-on capital increase in our wholly foreign-owned subsidiaries with the SAMR or its local counterparts, file such via the enterprise registration system, and register such with the local banks for the foreign exchange related matters.

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts, the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

On January 12, 2017, the PBOC promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing, or PBOC Notice No. 9. Pursuant to PBOC Notice No. 9, within a transition period of one year from January 12, 2017, FIEs may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in PBOC Notice No. 9 at their own discretions. PBOC Notice No. 9 provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to PBOC Notice No. 9, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. PBOC Notice No. 9 further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets, or the Net Asset Limits. Enterprises must file with SAFE in its capital item information system after entering into the relevant cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the Net Asset Limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in PBOC Notice No. 9 applies. Pursuant to PBOC Notice No. 9, after a transition period of one year from January 11, 2017, the PBOC and SAFE would determine the cross-border financing administration mechanism for the FIEs after evaluating the overall implementation of PBOC Notice No. 9. As of the date hereof, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard. It is uncertain which mechanism will be adopted by the PBOC and SAFE in the future and what statutory limits will be imposed on us when providing loans to our PRC subsidiaries.

Offshore Investment

Under the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under SAFE Circular 37, which became effective on July 4, 2014 as an attachment of SAFE Circular 37.

Under the relevant rules, failure to comply with the registration procedures set forth in the SAFE Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As of the date of this annual report, our founder, Mr. Xiang Li, and 11 other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with SAFE as required by SAFE regulations. Mr. Xiang Li and four other co-founders or directors are planning to update the registrations with respect to the capital of their respective offshore holding vehicles. We cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, SAFE regulations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by FIEs in China include the PRC Company Law, as amended in 2004, 2005, 2013, and 2018, and the 2019 PRC Foreign Investment Law and its Implementation Rules. Under the current regulatory regime in China, FIEs in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which became effective on January 1, 2008 and amended on April 23, 2019. Under the Enterprise Income Tax Law and the relevant implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the relevant income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 21, 2019, the Ministry of Finance, the SAT, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend

Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Companies, which was issued by SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. The M&A Rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.”

C.            Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

Note:

(1)       Includes direct ownership of 33.3% equity interest and indirect ownership of 66.7% equity interest through an intermediate holding company.

Contractual Arrangements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Li Auto Inc. is an exempted company with limited liability incorporated in the Cayman Islands. Wheels Technology is our PRC subsidiary and an FIE under the PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through Beijing CHJ and Xindian Information, our VIEs in China, based on a series of contractual arrangements by and among Wheels Technology, our VIEs, and their respective shareholders.

Our contractual arrangements with our VIEs and their respective shareholders allow us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Wheels Technology and the contractual arrangements with our VIEs, we are regarded as the primary beneficiary of our VIEs, and we treat our VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Wheels Technology, our VIEs, and their respective shareholders.

Agreements that provide us with effective control over our VIEs

Powers of Attorney and Business Operation Agreement.  Pursuant to the respective power of attorney entered into in January 2021, each shareholder of Beijing CHJ irrevocably authorized Wheels Technology to act as his attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

Pursuant to the business operation agreement entered into in April 2019 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the business operation agreement, each shareholder of Xindian Information has executed a power of attorney in April 2019 to irrevocably authorized Wheels Technology to act as his or her attorney- in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

Spousal Consent Letters.  Spouses of three shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Equity Pledge Agreements.  Pursuant to the equity pledge agreement entered into in January 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the equity option agreement and the power of attorney, as well as the performance by Beijing CHJ of its obligations under the equity option agreement, the power of attorney, and payment of service fees to Wheels Technology under the exclusive consultation and service agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the equity pledge agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Beijing CHJ described above.

We have completed the registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Consultation and Service Agreements.  Pursuant to the exclusive consultation service agreement entered into in January 2021 by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’ prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income or an amount that is adjusted in accordance with Wheels Technology’ sole discretion for the relevant quarter and also the mutually-agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs

Equity Option Agreements.  Pursuant to the equity option agreement in January 2021 by and between Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The equity option agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

In April 2019, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

•                  the ownership structures of our VIEs in China and Wheels Technology are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and

•                  each of the agreements listed above among our company, Wheels Technology, our VIEs, and their respective shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms and applicable laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of newly enacted 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

D.            Property, Plants and Equipment

We are headquartered in Beijing, China. Currently, we own land use rights with respect to one parcel of land in Changzhou, Jiangsu Province, China of approximately 185,000 square meters and the ownership with respect to the plants thereon for the term ending on September 11, 2068 and January 23, 2069, respectively.

We have also leased a number of our facilities. The following table sets forth the location, approximate size, primary use and lease term of our major leased facilities as of December 31, 2020:

Location	Approximate Size (Building) in Square Meters	Primary Use	Lease Term
Beijing	59,954	Headquarters, office, research and development	15 years
Beijing	4,332	Office	2 years to 5 years
Beijing, Chengdu, Guangzhou, Shanghai, Wuhan, Hangzhou, Shenzhen, Chongqing, Haikou, Jinan, Xi’an, Guiyang, Ha’erbin, Hefei, Nanchang, Nanning, Ningbo, Qingdao, Xiamen, Shenyang, Shijiazhuang, Suzhou, Tianjin, Wenzhou, Changsha, Zhengzhou, Dalian, Dongguan, Foshan, Fuzhou, Huhehaote, Huizhou, Kunming, Lanzhou, Linyi, Nanjing, Nantong, Quanzhou, Taizhou, Taiyuan, Tangshan, Weifang, Wulumuqi, Wuxi, Xining, Yantai, Yinchuan, Yiwu, Zhongshan, and Zibo	98,413.84	Retail stores, Delivery centers and Servicing centers	6 months to 8 years
Changzhou, Chongqing, and Beijing	202,573.26	Vehicle manufacturing, engineering, and design services	3 years and 2 months to 15 years

ITEM 4A.       UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.          OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report.

A.            Operating Results

We are an innovator in China’s new energy vehicle market. We design, develop, manufacture, and sell premium smart electric SUVs. Through our product, technology, and business model innovation, we provide families with safe, convenient, and refined products and services. We are a pioneer to successfully commercialize EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and cutting-edge smart vehicle solutions. We started the volume production of Li ONE in November 2019 and delivered over 33,500 Li ONEs as of December 31, 2020.

Major Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the China automotive industry, including, among others, overall economic growth in China, any increase in per capita disposable income, growth in consumer spending and consumption upgrade, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the China NEV industry, including laws, regulations, and government policies, battery and other new energy technology development, charging infrastructure development, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. The COVID-19 pandemic caused a delay in our production ramp-up in the first quarter of 2021, which required us to spend more time and resources, including overtime work arrangements, than originally planned to meet the delivery targets. The temporary closure of our retail stores or delivery and servicing centers in response to the COVID-19 outbreak and the reduced visitor traffic after reopening also had an impact on the timely achievement of our delivery targets. As a new manufacturer of EREVs, we may have challenges in our quality control processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of Li ONE and thus reduce our BOM cost to be comparable to ICE vehicles of a similar class. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers. As our business further grows in scale and we establish ourselves as a major player in the China NEV industry, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Our ability to execute effective marketing

Our ability to execute effective marketing will affect the growth of our orders. Demand for our vehicles directly affects our sales volume, which in turn contributes to our revenue growth and our ability to achieve and maintain profitability. Vehicle orders may depend, in part, on whether prospective users find it compelling to purchase our vehicles among competing vehicle models as their first, second, or replacement cars, which in turn depends on prospective users’ perception of our brand. We guide our marketing channel selection and marketing expenditure by precisely analyzing the effectiveness of marketing channels based on our needs at various stages of sales and brand awareness. Effective marketing can help amplify our efforts in boosting vehicle sales with efficient costs.

Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is important to the success of our business and our prospect of gradually achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

Impact of COVID-19 on Our Operations and Financial Performance

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, we postponed the production in our Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short-term delays in our suppliers’ delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our users. Following this temporary closure in February 2020, we reopened our retail stores and delivery and servicing centers and have resumed vehicle delivery to our users. The delay in our production ramp-up and vehicle delivery adversely affected our results of operations for the first quarter of 2020.

Currently, our manufacturing facility has gradually increased its production capacity in accordance with anticipated vehicle delivery based on user orders, and we have not experienced significant constraints on our supply chain or significant increases in our supply costs as a result of the COVID-19 pandemic. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of COVID-19 to our financial condition and liquidity. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We began recognizing vehicle sales revenues in December 2019, when we began making deliveries of Li ONEs. We also recognize revenues from peripheral products and services, including embedded products and services of vehicle sales such as charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, and standalone services such as our Li Plus Membership.

Cost of Sales

Our cost of sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of (i) employee compensation for our research and development staff, including salaries, bonuses, and other benefits, (ii) design and development expenses, primarily including consultation fees and validation and testing fees, (iii) depreciation and amortization expenses of equipment and software for our research and development activities and (iv) rental and other expenses. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of (i) employee compensation for employees other than research and development staff, including salaries, bonuses, and other benefits, (ii) marketing and promotional expenses, (iii) rental and related expenses primarily for our offices, retail stores and delivery and servicing centers, (iv) depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities and equipment before the start of production and (v) office supplies and other expenses.

Interest Expense

Interest expense represents accrued interest with respect to our indebtedness, including convertible debt, financing lease for our manufacturing facility, secured note payable, and borrowings.

Investment Income, Net

Investment income primarily consists of gain from short-term investments and fair value change of long-term investments.

Foreign Exchange (Loss)/Gain, Net

Foreign exchange (loss)/gain, net, represent loss or gain resulting from the fluctuations in foreign exchange rates.

Share of Loss of Equity Method Investees

Share of loss of equity method investees primarily consists of our share of loss of a joint venture investee.

Change in Fair Falue of Warrants and Derivative Liabilities

Change in fair value of warrants and derivative liabilities consists of fair value change of the warrants issued during our Series B-3 financing and Series C financing and the conversion feature bifurcated from our preferred shares.

Seasonality

The sales volume of passenger vehicles typically declines over January and February, particularly around the Chinese New Year, gradually climbs over the spring and summer months, and typically culminates in the last three months of the calendar year. Our limited operating history makes it difficult for us to judge the exact nature or extent of the seasonality of our business. Also, any unusually severe weather conditions in some markets may impact demand for our vehicles.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Leading Ideal HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Under the Hong Kong tax laws, our subsidiary in Hong Kong is exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

China

Beijing CHJ is qualified as a high and new technology enterprise under the PRC Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15%, while other PRC companies are subject to enterprise income tax at a uniform rate of 25%. The enterprise income tax is calculated based on an entity’s global income as determined under PRC tax laws and accounting standards.

Our vehicles sales are subject to value-added tax at a rate of 13%, less the value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Dividends paid by our PRC subsidiaries in China to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the Hong Kong subsidiary satisfies all the requirements under the Arrangement Between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and receives approval from the relevant tax authority, in which case dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the aforementioned approval requirement had been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and to settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

For more information on tax regulations, see “Item 10. Additional Information—E. Taxation.”

Significant Accounting Policies

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenues from vehicle sales and peripheral products and services. We adopted ASC 606, Revenue from Contracts with Users, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a user. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time.

Contracts with users may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to users. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

Vehicle sales

We recognize revenues from sales of vehicles and other embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty we provide is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of Li ONE to a user.

Users only pay the amount after deducting the government subsidies to which they are entitled for the purchase of NEVs, which are applied on their behalf and collected by us from the government according to the applicable government policy. We have concluded that government subsidies should be considered as a part of the transaction price we charge the users for the NEVs, as subsidies are granted to NEV purchasers and such purchasers remain liable for such amount if the subsidies are not received by us due to the purchasers’ fault.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenues for sales of vehicles and charging stalls are recognized at a point in time when the control of the products are transferred to users. For vehicle internet connection services and FOTA upgrades, revenues are recognized using a straight-line method over the service period. For the extended lifetime warranties for initial owners, given the limited operating history and lack of historical data, the revenues are recognized over time based on a straight-line method over the extended warranty period initially, and we will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the purchase price for vehicles and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of products or services by us, we record a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

We also sell the Li Plus Membership to users and the total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. The revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant product or service is delivered or when the membership is expired, whichever is earlier.

Customer loyalty points

Beginning in January 2020, we offer customer loyalty points, which can be redeemed for merchandise or services in our online store. We determine the value of each customer loyalty point based on the cost of our merchandise or services that can be obtained through redemption of the customer loyalty points.

We conclude that the customer loyalty points offered to customers in connection with the purchase of Li ONE is a material right and is considered to be a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of our mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. As we offer these customer loyalty points to encourage user engagement and generate market awareness, we account for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

We elect to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenues upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

Product Warranties

We provide product warranties on all new vehicles based on the contracts with our users at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold, which includes the best estimates of projected costs to repair or replace vehicles under warranties. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. We reevaluate the adequacy of the warranty accrual on a regular basis.

We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

Consolidation of VIEs

Subsidiaries are those entities in which we, directly or indirectly, control more than half of the voting power, have the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or have the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, have the power to direct the activities that most significantly impact the entity’s economic performance, bear the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore we or our subsidiary is the primary beneficiary of the entity.

All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Share-based Compensation

We grant share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of an initial public offering as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition are be recorded upon the completion of our initial public offering using the graded-vesting method.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by Li Auto Inc. for accounting purposes.

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, and consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452 as of December 31, 2020.

We began to grant share options to employees from 2015. In conjunction with our reorganization in July 2019, we transferred share options from Beijing CHJ to Li Auto Inc. The share options under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of our initial public offering.

In July 2020, our board of directors and members adopted the 2020 Plan, which allows us to grant options to our employees, directors, and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is initially 30,000,000 shares, subject to automatic annual increase.

As of December 31, 2018 and 2019, we had not recognized any share-based compensation expenses for options granted, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. We recorded share-based compensation expenses of RMB142.8 million for the year ended December 31, 2020, including cumulative share-based compensation expenses recognized upon the completion of our initial public offering.

Fair Value of Options

For share options for the purchase of ordinary shares granted to employees, directors and consultants classified as equity awards, the related share-based compensation expenses would be measured based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The fair value of the options granted is estimated on the dates of grant using the binomial option pricing model with the following assumptions used.

	For the Year Ended December 31,
	2018	2019	2020
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.77 - 0.89	0.90 - 1.45	1.35 - 1.90
Risk-free interest rate	3.69% - 3.92%	1.98% - 3.17%	0.69% - 1.92%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	50% - 51%	47% - 48%	45% - 46%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. We have never declared or paid any cash dividends on its capital stock, and we do not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

Fair Value of Ordinary Shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options.

Valuation Date	Fair Value per Share (US$)	DLOM	Discount Rate
January 1, 2018	0.77	20%	30.0%
July 1, 2018	0.89	20%	28.0%
January 1, 2019	0.90	15%	28.0%
July 1, 2019	1.27	10%	27.0%
December 31, 2019	1.45	10%	26.5%
March 31, 2020	1.35	10%	27.0%
July 1, 2020	1.90	5%	26.0%

In determining the grant date fair value of our ordinary shares for purposes of recording share-based compensation in connection with employee stock options, we evaluated the use of income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•                  Weighted average cost of capital, or WACC: The WACCs were determined with a consideration of the factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

•                  Discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

The income approach involves applying appropriate WACCs to estimated cash flows that are based on earnings forecasts. Our expected revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from 2016 to 2019. The COVID-19 outbreak adversely affected our consolidated results of operations for the first quarter of 2020, resulting in a decrease in the fair value of our ordinary shares as of March 31, 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain.

The risk associated with achieving our forecasts were assessed in selecting the appropriate WACCs, which ranged from 26% to 30%. The option-pricing method was used to allocate equity value to preferred and ordinary shares. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.

Significant factors contributing to the difference in fair value determined

The determined fair value of our ordinary shares increased from US$0.77 per share as of January 1, 2018 to US$0.90 per share as of January 1, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  We raised additional capital by issuing Series B-2 preferred shares in June 2018 and by issuing Series B-3 preferred shares in January 2019 to certain investors, which provided us with additional capital for our business expansion;

•                  As we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2018 to 15% as of January 1, 2019;

•                  As a result of progress events described above and the continuous growth of our business, the discount rate decreased from 30.0% as of January 1, 2018 to 28.0% as of January 1, 2019.

The determined fair value of our ordinary shares increased from US$0.90 per share as of January 1, 2019 to US$1.45 per share as of December 31, 2019. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  We raised additional capital by issuing Series C preferred shares in July 2019 to certain investors, which provided us with additional capital for our business expansion;

•                  As we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of January 1, 2019 to 10% as of December 31, 2019;

•                  As a result of progress events described above and the continuous growth of our business, the discount rate decreased from 28.0% as of January 1, 2019 to 26.5% as of December 31, 2019.

The determined fair value of our ordinary shares decreased from US$1.45 per share as of December 31, 2019 to US$1.35 per share as of March 31, 2020. We believe the decrease in the fair value of our ordinary shares was primarily attributable to the following factor:

•                  Due to the COVID-19 outbreak in China since the end of January 2020, there has been uncertainty and disruption in the Chinese economy and China auto industry. Therefore the discount rate increased from 26.5% as of December 31, 2019 to 27.0% as of March 31, 2020.

The determined fair value of our ordinary shares decreased from US$1.35 per share as of March 31, 2020 to US$1.90 per share as of July 1, 2020. We believe the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

•                  As we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 10% as of March 31, 2020 to 5% as of July 1, 2020; and

•                  As a result of progress events described above and the continuous growth of our business, the discount rate decreased from 27.0% as of March 31, 2020 to 26.0% as of July 1, 2020.

Warrants and Derivative Liabilities

As the warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, we use significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

For valuation dates before June 30, 2020, significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

Discount rate

Date	Discount Rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%
March 31, 2020	30%
June 30, 2020	29%

The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

Upon the completion of our initial public offering, the fair value of warrants and derivative liabilities is determined with reference to the initial public offering price of our ADSs on the Nasdaq Global Select Market.

Comparable companies

In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture and sell electric vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

The following summarizes the rollforward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
RMB
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2018	—
Issuance	1,240,859
Unrealized fair value change loss	504,164
Exercise	(45,858)
Expire	(77,739)
Translation to reporting currency	27,264
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690
Issuance	328,461
Unrealized fair value change gain	(272,327)
Exercise	(1,706,003)
Translation to reporting currency	1,179
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2020	—

Unrealized fair value change loss/(gain) and expire are recorded “Changes in fair value of warrants and derivative liabilities” in the consolidated statements of comprehensive loss.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Revenues:
—Vehicle sales	—	280,967	9,282,703	1,422,636
—Other sales and services	—	3,400	173,906	26,652
Total revenues	—	284,367	9,456,609	1,449,288
Cost of sales(1):
—Vehicle sales	—	(279,555)	(7,763,628)	(1,189,828)
—Other sales and services	—	(4,907)	(143,642)	(22,014)
Total cost of sales	—	(284,462)	(7,907,270)	(1,211,842)
Gross (loss)/profit	—	(95)	1,549,339	237,446
Operating expenses:
—Research and development(1)	(793,717)	(1,169,140)	(1,099,857)	(168,560)
—Selling, general and administrative(1)	(337,200)	(689,379)	(1,118,819)	(171,467)
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(340,027)
Loss from operations	(1,130,917)	(1,858,614)	(669,337)	(102,581)
Other (expense)/income
Interest expense	(63,467)	(83,667)	(66,916)	(10,255)
Interest income	3,582	30,256	41,316	6,332
Investment income, net	68,135	49,375	213,600	32,736
Share of loss of equity method investees	(35,826)	(162,725)	(2,520)	(386)
Foreign exchange (loss)/gain, net	(3,726)	31,977	(6,719)	(1,030)
Changes in fair value of warrants and derivative liabilities	—	(426,425)	272,327	41,736
Others, net	(3,077)	1,949	29,372	4,501
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(28,947)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)

Note:

(1)   Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Cost of sales	—	—	1,515	232
Research and development expenses	—	—	60,789	9,316
Selling, general and administrative expenses	—	—	80,491	12,336
Total	—	—	142,795	21,884

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

We began making deliveries of Li ONEs in December 2019 and the fiscal year 2020 was the first full year after commencing making deliveries. Our total revenues increased from RMB284.4 million in 2019 to RMB9.5 billion (US$1.4 billion) in 2020, due to increase in sales volume of vehicles. Revenues from vehicle sales were RMB9.3 billion (US$1.4 billion) in 2020, compared with RMB281.0 million in 2019. Revenues from other sales and services were RMB173.9 million (US$26.7 million) in 2020, compared with RMB3.4 million in 2019.

Cost of Sales

Our cost of sales increased from RMB284.5 million in 2019 to RMB7.9 billion (US$1.2 billion) in 2020, due to increase in sales volume of vehicles.

Gross (Loss)/Profit

As a result of the foregoing, we generated gross profit of RMB1.5 billion (US$237.4 million) in 2020, compared with RMB0.1 million gross loss in 2019.

Research and Development Expenses

Our research and development expenses decreased from RMB1.2 billion in 2019 to RMB1.1 billion (US$168.6 million) in 2020, primarily attributable to a decrease in design and development expenses from RMB603.3 million to RMB406.2 million (US$62.3 million) due to higher validation and testing fees that we incurred in 2019 to prepare for the production of Li ONE, partially offset by an increase in employee compensation expenses from RMB461.9 million to RMB580.2 million (US$88.9 million) due to share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering as well as our headcount growth.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB689.4 million in 2019 to RMB1.1 billion (US$171.5 million) in 2020, primarily attributable to (i) an increase in employee compensation from RMB238.4 million to RMB449.1 million (US$68.8 million) due to increased headcount and share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering, (ii) an increase in marketing and promotional expenses from RMB176.4 million to RMB264.8 million (US$40.6 million) due to increased marketing and promotional activities, and (iii) an increase in rental and related expenses from RMB78.9 million to RMB162.9 million (US$25.0 million) related to the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

As a result of the foregoing, the operating loss decreased from RMB1.9 billion in 2019 to RMB669.3 million (US$102.6 million) in 2020.

Interest Expense

Our interest expense decreased from RMB83.7 million in 2019 to RMB66.9 million (US$10.3 million) in 2020, primarily attributable to the conversion of convertible promissory notes into preferred shares in July 2019 and the decreased principal of the corporate loan in June 2020.

Investment Income, Net

Our net investment income increased significantly from RMB49.4 million in 2019 to RMB213.6 million (US$32.7 million) in 2020, primarily attributable to an increase in the scale of our investments in wealth management products.

Share of Loss of Equity Method Investees

Our share of loss of equity method investees decreased significantly from RMB162.7 million in 2019 to RMB2.5 million (US$386 thousand) in 2020. The amount in 2019 was primarily attributable to our equity stake in a joint venture investee, and we did not incur share of loss of that investee in 2020 as the carrying value of that investment had been reduced to zero as of December 31, 2019.

Foreign Exchange (Loss)/Gain, Net

We recorded net foreign exchange loss of RMB6.7 million (US$1.0 million) in 2020, compared with net foreign exchange gain of RMB32.0 million in 2019, primarily attributable to fluctuations in foreign exchange rates.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB272.3 million (US$41.7 million) of fair value gain of warrants and derivative liabilities in 2020, compared with RMB426.4 million of fair value loss of warrants and derivative liabilities in 2019, primarily attributable to the change in the fair value of our company and the decreased possibility of the exercise of warrant and conversion rights of preferred shareholders.

Net Loss

As a result of the foregoing, we incurred net loss of RMB151.7 million (US$23.2 million) in 2020, compared with net loss of RMB2.4 billion in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

We began generating revenues in December 2019, when we began making deliveries of Li ONEs. We recorded RMB281.0 million of vehicle sales revenues and RMB3.4 million of other sales and services revenues in 2019.

Cost of Sales

Our cost of sales was RMB284.5 million in 2019, primarily consisting of BOM costs, production costs, and reserves for estimated warranty costs in connection with sales of Li ONEs.

Gross Loss

As a result of the foregoing, we incurred gross loss of RMB0.1 million in 2019.

Research and Development Expenses

Our research and development expenses increased by 47.3% from RMB793.7 million in 2018 to RMB1.2 billion in 2019, primarily attributable to (i) an increase in design and development expenses from RMB423.7 million to RMB603.3 million due to the increase in validation and testing fees as we prepared for and commenced production of Li ONE in 2019 and (ii) an increase in employee compensation expenses from RMB311.2 million to RMB461.9 million in line with the expansion of our research and development department.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased significantly from RMB337.2 million in 2018 to RMB689.4 million in 2019, primarily attributable to (i) an increase in marketing and promotional expenses from RMB35.1 million to RMB176.4 million mainly due to the increased number of test-drive vehicles and showroom vehicles with the expansion of our retail stores, (ii) an increase in employee compensation expenses from RMB171.9 million to RMB238.4 million due to an increase in the number of relevant employees, and (iii) an increase in rental and related expenses from RMB13.7 million to RMB78.9 million due to the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

As a result of the foregoing, we incurred an operating loss of RMB1.9 billion in 2019, compared with RMB1.1 billion in 2018.

Interest Expense

Our interest expense increased by 31.8% from RMB63.5 million in 2018 to RMB83.7 million in 2019, primarily attributable to an increase in our indebtedness in 2019 including convertible promissory notes in an aggregate principal amount of US$25.0 million issued in the first quarter of 2019 and amortized debt discount of secured note payable.

Investment Income, Net

Our net investment income decreased significantly from RMB68.1 million in 2018 to RMB49.4 million in 2019, primarily attributable to a decrease in the scale of our investments in wealth management products, partially offset by an increase in the fair value change of long-term investments.

Share of Loss of Equity Method Investees

Our share of loss of equity method investees increased significantly from RMB35.8 million in 2018 to RMB162.7 million in 2019, primarily attributable to our equity stake in a joint venture investee, which incurred higher loss in 2019 due to research and business developments.

Foreign Exchange (Loss)/Gain, Net

We recorded net foreign exchange gain of RMB32.0 million in 2019, compared with net foreign exchange loss of RMB3.7 million in 2018, primarily attributable to fluctuations in foreign exchange rates in 2019.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB426.4 million of loss from the fair value change of warrants and derivative liabilities in 2019, attributable to an increase in the fair value of our warrants and derivative liabilities driven by the increase in the fair value of our company.

Net Loss

As a result of the foregoing, we incurred net loss of RMB2.4 billion in 2019, compared with RMB1.5 billion in 2018.

B.            Liquidity and Capital Resources

As of December 31, 2020, we had RMB29.9 billion (US$4.6 billion) in cash and cash equivalents, restricted cash, time deposits, and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits, and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less. Our operating cash flow for the year ended December 31, 2020 was RMB3.1 billion (US$481.2 million), compared with negative RMB1.3 billion and RMB1.8 billion for the years ended December 31, 2018 and December 2019, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	481,196
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(2,871,683)
Net cash provided by financing activities	1,108,658	5,655,690	24,710,697	3,787,080
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	(376,646)	(57,722)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	8,736,130	1,338,871
Cash, cash equivalents and restricted cash at the beginning of the year	521,883	95,523	1,436,389	220,136
Cash, cash equivalents and restricted cash at the end of the year	95,523	1,436,389	10,172,519	1,559,007

Operating Activities

Net cash provided by operation activities for the year ended December 31, 2020 was RMB3.1 billion (US$481.2 million), primarily attributable to our net loss of RMB151.7 million (US$23.2 million) adjusted for (i) non-cash items of RMB237.8 million (US$36.5 million), which primarily consisted of depreciation and amortization and share-based compensation expenses, partially offset by fair value gain of warrants and derivative liabilities, and (ii) a net decrease in operating assets and liabilities of RMB3.1 billion (US$470.2 million). The net decrease in operating assets and liabilities was primarily attributable to (i) an increase in trade and notes payable of RMB2.5 billion (US$387.8 million) mainly consisting of trade payable for raw materials and (ii) a decrease in prepayments and other current assets of RMB459.3 million (US$70.4 million) in connection with prepayments for raw materials, partially offset by (y) an increase of inventories of RMB516.9 million (US$79.2 million) primarily attributable to an increase in finished products and (z) an increase in trade receivables of RMB107.2 million (US$16.4 million), primarily due to increased government subsidies to be collected on behalf of our users in connection with our increased vehicles sales.

Net cash used in operating activities for the year ended December 31, 2019 was RMB1.8 billion, primarily attributable to our net loss of RMB2.4 billion adjusted for (i) non-cash items of RMB789.1 million, which primarily consisted of changes in fair value of warrants and derivative liabilities, share of loss of equity method investees, and depreciation and amortization and (ii) a net increase in operating assets and liabilities of RMB153.6 million. The net increase in operating assets and liabilities was primarily attributable to (i) an increase in inventories of RMB510.5 million mainly consisting of raw materials and finished goods and (ii) an increase in prepayments and other current assets of RMB442.7 million in connection with prepayments for raw materials and deductible value-added tax, partially offset by (x) an increase in trade and notes payable for raw materials of RMB602.3 million, (y) an increase in accruals and other current liabilities of RMB116.3 million, which mainly includes salaries and benefits payables, payables for research and development expenses, and refundable deposits of unfulfilled orders, and (z) an increase in deferred revenue of RMB62.6 million, primarily consisting of non-refundable deposits of unfulfilled orders.

Net cash used in operating activities for the year ended December 31, 2018 was RMB1.3 billion, primarily attributable to our net loss of RMB1.5 billion adjusted for (i) non-cash items of RMB194.9 million, which primarily consisted of depreciation and amortization, interest expense and unrealized investment income and share of loss of equity method investees and (ii) a net increase in operating assets and liabilities of RMB310.4 million. The net increase in operating assets and liabilities was primarily attributable to (i) an increase in prepayments and other current assets of RMB200.4 million mainly consisting of deductible value-added tax, (ii) an increase in other non-current assets of RMB116.5 million due to the payment of rental deposits and supply deposits, and (iii) a net increase of RMB98.9 million in operating lease assets and liabilities in connection with the lease payment of land use rights, partially offset by an increase in accruals and other liabilities of RMB161.7 million due to the increase of the accrued research and development expenses and other expenses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2020 was RMB18.7 billion (US$2.9 billion). This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB18.0 billion (US$2.8 billion) and (ii) purchase of property, plant and equipment and intangible assets of RMB675.2 million (US$103.5 million).

Net cash used in investing activities for the year ended December 31, 2019 was RMB2.6 billion. This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB1.4 billion, (ii) purchases of mold and tooling, production facilities, and leasehold improvements of RMB952.9 million, (iii) payments of RMB560.0 million related to the acquisition of Chongqing Zhizao Automobile Co., Ltd., and (iv) equity investments of RMB98.0 million, partially offset by the net proceeds of RMB490.0 million from the collection of the loan to Chongqing Lifan Holdings Ltd.

Net cash used in investing activities for the year ended December 31, 2018 was RMB191.5 million. This was primarily attributable to (i) purchases of factory buildings, equipment, tooling and leasehold improvements of RMB970.7 million, (ii) a loan to Chongqing Lifan Holdings Ltd. of RMB490.0 million, and (iii) equity investments of RMB213.3 million, partially offset by the net proceeds of RMB1.5 billion from the purchase and withdrawal of short-term investments.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2020 was RMB24.7 billion (US$3.8 billion), primarily attributable to (i) net proceeds of RMB11.0 billion (US$1.7 billion) from our initial public offering and concurrent private placements, (ii) net proceeds of RMB10.0 billion (US$1.5 billion) from our follow-on offering, and (iii) proceeds of RMB3.8 billion (US$586.9 million) from the issuance of Series D convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings of RMB144.7 million (US$22.2 million).

Net cash provided by financing activities for the year ended December 31, 2019 was RMB5.7 billion, primarily attributable to (i) proceeds of RMB101.2 million, RMB1.5 billion, and RMB3.6 billion from the collection of receivables from holders of Series B-2 convertible redeemable preferred shares and the issuance of the Series B-3 and Series C convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB233.3 million and RMB168.1 million from the issuance of borrowings and convertible debts, respectively.

Net cash provided by financing activities for the year ended December 31, 2018 was RMB1.1 billion, primarily attributable to (i) proceeds of RMB285.0 million and RMB688.8 million from our collection of receivable from holders of Series B-1 convertible redeemable preferred shares and issuance of the Series B-2 convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB150.0 million from our issuance of convertible debts.

Capital Expenditures

Our capital expenditures were RMB970.7 million in 2018, RMB952.9 million in 2019, and RMB675.2 million (US$103.5 million) in 2020. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories.

Holding Company Structure

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Research and Development, Patents and Licenses, etc.

C.            Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.            Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity, or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

F.            Safe Harbor

See “Forward-Looking Information” of this annual report.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	39	Chairman and Chief Executive Officer
Yanan Shen	43	Director and President
Tie Li	43	Director and Chief Financial Officer
Donghui Ma	46	Chief Engineer
Kai Wang	41	Chief Technology Officer
Xing Wang	42	Director
Hongqiang Zhao	44	Independent Director
Zheng Fan	42	Independent Director

Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li is also the founder of Autohome Inc., (NYSE: ATHM), and served as its director from June 2008 to September 2016, its president from May 2013 to June 2015, and its executive vice president from June 2008 to May 2013. Autohome Inc. is the leading online destination for automobile consumers in China. Mr. Li serves as an independent director of Beijing Siwei Tuxin Technology Co., Ltd., a company listed on the Shenzhen Stock Exchange, and also on the board of directors of several private companies.

Yanan Shen is our co-founder and has served as our director and president since November 2015. Mr. Shen held various positions with Lenovo from 2006 to October 2015 and most recently served as vice president in charge of global supply chain operations at Lenovo and chairman of the board of Motorola Mobility China after its acquisition by Lenovo. Mr. Shen served as a management consultant at Accenture plc from October 2004 to February 2006. Prior to that, Mr. Shen served as IT Director in ZTE Corporation from June 2002 to September 2004. Mr. Shen received a bachelor’s degree in industrial foreign trade from Shanghai Jiao Tong University in 1999 and a master’s degree in logistics and supply chain management from University of Edinburgh in 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in 2012.

Tie Li is our co-founder and has served as our director and chief financial officer since July 2016. Mr. Li served as vice president of finance at Autohome Inc. (NYSE: ATHM) from January 2013 to June 2016. Before joining Autohome Inc. in 2008, Mr. Li worked at PricewaterhouseCoopers Beijing Office from 2002 to 2008. Mr. Li received his bachelor’s and master’s degree from Tsinghua University in 1999 and 2002.

Donghui Ma is our co-founder and has served as our chief engineer since our inception, in charge of the research and development. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. from June 2011 to September 2015. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served as director of department of vehicle body at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1999 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Kai Wang has served as our chief technology officer since September 2020 and is responsible for providing overall leadership in advanced technology research and development in intelligent vehicles, including electronic and electrical architecture, intelligent cockpit, autonomous driving, platform development, and Li OS, the real-time operating system of our Company. Prior to joining us, Mr. Wang worked for Visteon Corporation from 2012 to 2020 and served his last role as Visteon’s global chief architect and director of advanced driver assistance systems. From 2002 to 2012, Mr. Wang focused on core research and development in mobile communication, connectivity and design of application specific integrated circuit in world leading technology companies such as Nokia Corporation. Mr. Wang received a bachelor’s degree in microelectronic engineering from Beijing University of Technology and a master’s degree in industrial management from Helsinki Metropolia University of Applied Sciences. Since 2019, Kai has been an adjunct professor in the Automotive Institute of Tongji University in China.

Xing Wang has served as our director since July 2019. Mr. Wang is a co-founder, chief executive officer and chairman of Meituan, the leading e-commerce platform for services in China listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Wang is responsible for the overall strategic planning, business direction, and management of Meituan and serves on the board of directors of various companies. Prior to co-founding Meituan in 2010, he co-founded xiaonei.com, China’s first college social network website, in December 2005 and worked as its chief executive officer from December 2005 to April 2007. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Hongqiang Zhao has served as our independent director since July 2020. Mr. Zhao serves as the chief financial officer of BaiRong Yunchuang Technology Co., Ltd., or BaiRong, a leading Big-Data application platform in financial sector in China, since December 2015. Prior to joining BaiRong, Mr. Zhao was the chief financial officer of NetEase’s e-commerce business (Nasdaq: NTES) from November 2014 to December 2015, and the vice president of finance at SouFun Holdings Limited (NYSE: SFUN) from December 2012 to October 2014. Prior to that, Mr. Zhao worked in New York as the director of financial analysis for Viacom Inc. (Nasdaq: VIAB), a leading global entertainment content company. Between February 2009 and July 2011, Mr. Zhao served as an assistant chief auditor at PCAOB. Prior to that, Mr. Zhao had been a manager at KPMG LLP in Washington D.C., providing professional services to internet, telecommunication, and entertainment companies for more than eight years since August 2000. Since May 2018, Mr. Zhao has served as an independent director of HUYA, Inc., (NYSE: HUYA) and chairman of the board’s audit committee. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University and a master’s degree in accountancy from George Washington University.

Zheng Fan has served as our independent director since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome Inc. (NYSE: ATHM) from 2005 to 2016. Prior to that, Mr. Fan served as co-founder and vice president of PCPOP.COM from 2000 to 2005. Mr. Fan graduated from Hebei University of Science and Technology in 1999.

B.            Compensation

For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB6.4 million (approximately US$1.0 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, users or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2019 Share Incentive Plan

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of January 31, 2021, the maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452. As of January 31, 2021, awards to purchase 56,994,000 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the board of directors.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2019 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the option, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to employees, consultants and directors of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. In the case of an option granted to an employee who, immediately prior to the time the option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or any parent or subsidiary of us, the term of option shall be no longer than five years from the date of grant.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2019 Plan, such as transfers to the immediate family members of the eligible participant, the holding companies controlled by the eligible participant or the eligible participant’s immediate family members, or trusts established for the benefit of the eligible participant or the eligible employee’s family members, or as approved by the plan administrator.

Termination and amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years. The board of directors has the authority to terminate, amend, add to or delete any of the provisions of the plan, subject to the limitations of applicable laws. However, no termination, amendment or modification of the 2019 Plan may adversely affect in any material way any award previously granted pursuant to the 2019 Plan.

The following table summarizes, as of January 31, 2021, the options granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yanan Shen	*	0.10	12/1/2019	11/1/2025
Donghui Ma	*	0.10	12/1/2019	11/1/2025
Tie Li	*	0.10	12/1/2019	12/31/2026
Total	35,000,000

Note:

*                 Less than 1% of our total ordinary shares on an as-converted basis outstanding as of January 31, 2021.

As of January 31, 2021, other employees as a group held awards to purchase 21,994,000 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

2020 Share Incentive Plan

In July 2020, our board of directors and members adopted the 2020 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is initially 30,000,000 shares, plus an annual increase on the first calendar day of each fiscal year of the Company during the term of 2020 Plan commencing with the fiscal year beginning January 1, 2021, by the lower of (i) an amount equal to 1.5% of the total number of our issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by our board of directors. The size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation, or similar transactions.

As of January 31, 2021, awards to purchase 19,328,700 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2020 Plan.

Types of awards. The 2020 Plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by the board of directors.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2020 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the 2020 Plan are evidenced by an award agreement that set forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind the Award.

Eligibility. We may grant awards to directors, consultants, and employees of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2020 Plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment of the 2020 Plan. Unless terminated earlier, the 2020 Plan has a term of ten years. Our board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the limitations of applicable laws. However, no termination, amendment, or modification of the 2020 Plan may adversely affect in any material way any award previously granted pursuant to the 2020 Plan.

The following table summarizes, as of January 31, 2021, the options granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Yanan Shen	*	0.10	1/1/2021	1/1/2031
Donghui Ma	*	0.10	1/1/2021	1/1/2031
Kai Wang	*	0.10	1/1/2021	1/1/2031
Total	4,000,000

Note:

*              Less than 1% of our total ordinary shares on an as-converted basis outstanding as of January 31, 2021

As of January 31, 2021, other employees as a group held awards to purchase 15,328,700 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

2021 Share Incentive Plan

In March 2021, our board of directors adopted the 2021 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class B ordinary shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400.

The following paragraphs describe the principal terms of the 2021 Plan.

Types of awards. The 2021 Plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by the board of directors.

Plan administration. Our board of directors or a committee of one or more members of the board of directors administers the 2021 Plan. The committee or the board of directors determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the 2021 Plan are evidenced by an award agreement that set forth the terms, conditions, and limitations for each award, which may include the term of the award, the provisions applicable in the event the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind the Award.

Eligibility. We may grant awards to directors, consultants, and employees of our company.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the exceptions provided in the 2021 Plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to the participant’s personal special purpose vehicle, trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator.

Termination and amendment of the 2021 Plan. Unless terminated earlier, the 2021 Plan has a term of ten years. Our board of directors has the authority to terminate, amend, add to, or delete any of the provisions of the plan, subject to the limitations of applicable laws. However, no termination, amendment, or modification of the 2021 Plan may adversely affect in any material way any award previously granted pursuant to the 2021 Plan.

On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares to Mr. Xiang Li, our chairman and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS, which is equal to the average closing price for our ADSs, as reported by the Nasdaq Global Select Market, of the thirty trading days immediately prior to the grant date adjusted for the ADS-to-ordinary-share ratio. The date of expiration for this grant is March 8, 2031.

The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of our vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of our vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

C.            Board Practices

Board of Directors

Our board of directors currently consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hongqiang Zhao, Xiang Li, and Zheng Fan. Hongqiang Zhao is the chairman of our audit committee. We have determined that Hongqiang Zhao and Zheng Fan satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hongqiang Zhao qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Xiang Li, Hongqiang Zhao, and Zheng Fan. Xiang Li is the chairman of our compensation committee. We have determined that Hongqiang Zhao and Zheng Fan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Xiang Li, Hongqiang Zhao and Zheng Fan. Xiang Li is the chairman of our nominating and corporate governance committee. We have determined that Hongqiang Zhao and Zheng Fan satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain circumstances have rights to damages if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

For so long as Amp Lee Ltd., or the Founder Entity, and its affiliates remain as shareholders of our company, they shall be entitled to appoint, remove and replace at least one director (each, a “Founder Entity Appointed Director”) by delivering a written notice to us. For so long as Inspired Elite Investments Limited and any other subsidiary of Meituan beneficially own at least fifty percent of the shares beneficially owned by them on the date of the completion of our initial public offering, they are entitled to appoint, remove, and replace one director by delivering a written notice to us. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Investor Rights Agreement.” Our directors may be elected by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board (other than a Founder Entity Appointed Director). Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director). In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

D.            Employees

As of December 31, 2018, 2019, and 2020, we had 1,593, 2,628, and 4,181 employees, respectively. All of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2020.

Function	Number of Employees	Percentage
Research and Development	1,424	34.1%
Production	1,003	24.0%
Sales and Marketing	1,563	37.4%
General and Administrative Support	191	4.5%
Total	4,181	100.0%

Our success depends on our ability to attract, retain, and motivate qualified employees. We offer employees competitive salaries, performance-based cash bonuses and equity-based incentives, comprehensive training and development programs, and other fringe benefits and incentives. We believe that we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. No collective bargaining agreement has been put in place.

As required by regulations in China, we participate in various government statutory employee benefit plans, including social insurance funds, namely, medical insurance, maternity insurance, workplace injury insurance, unemployment insurance, and pension benefits, as well as a housing provident fund. We are required under PRC law to contribute to employee benefit plans at specified percentages of the salaries, bonuses, and certain allowances of our employees up to a maximum amount specified by the local government from time to time.

We enter into standard labor contracts with our employees. We also enter into standard confidentiality agreements with all of our employees.

E.            Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of January 31, 2021 by:

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,453,476,230 Class A ordinary shares and 355,812,080 Class B ordinary shares issued and outstanding as of January 31, 2021.

	Class A Ordinary Shares	Class B Ordinary Shares	Percentage of Beneficial Ownership†	Percentage of Voting Power††
Directors and Executive Officers:*
Xiang Li(1)	—	355,812,080	19.7%	71.0%
Yanan Shen(2)	30,000,000	—	1.6%	0.6%
Tie Li(3)	22,373,299	—	1.2%	0.4%
Donghui Ma	*	—	*	*
Kai Wang	—	—	—	—
Xing Wang(4)	391,434,687	—	21.6%	7.8%
Hongqiang Zhao	—	—	—	—
Zheng Fan(5)	86,978,960	—	4.8%	1.7%
All directors and executive officers as a group	540,786,946	355,812,080	48.7%	81.3%
Principal Shareholders:
Amp Lee Ltd.(1)	—	355,812,080	19.7%	71.0%
Zijin Global Inc.(4)	133,263,086	—	7.4%	2.7%
Rainbow Six Limited(5)	86,978,960	—	4.8%	1.7%
Inspired Elite Investments Limited(6)	258,171,601	—	14.3%	5.2%

Notes:

*                 Less than 1% of our total outstanding shares.

**          Except for Messrs. Xing Wang and Hongqiang Zhao, the business address of our directors and executive officers is 11 Wenliang Street Shunyi District, Beijing 101399, People’s Republic of China. The business address of Mr. Xing Wang is Block B&C, No.4 Wang Jing East Road, Chaoyang District, Beijing, China. The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Block A, Chaoyang District, Beijing, China.

†                 For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after January 31, 2021.

††          For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class B ordinary shares is entitled to ten votes per share, subject to certain conditions, and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 355,812,080 Class B ordinary shares held by Amp Lee Ltd. Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. The registered address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(2)         Represents 15,000,000 Class A ordinary shares held by Da Gate Limited and 15,000,000 Class A ordinary shares that Mr. Yanan Shen may purchase upon exercise of options within 60 days as of January 31, 2021. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. Yanan Shen (as the settlor) for the benefit of Mr. Yanan Shen and his family. The registered address of Da Gate Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(3)         Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 8,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options within 60 days as of January 31, 2021. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(4)         Represents 131,883,776 Class A ordinary shares and 1,379,310 Class A ordinary shares represented by 689,655 ADSs held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Crown Holdings Asia Limited, which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(5)         Represents 86,978,960 Class A ordinary shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. The registered address of Rainbow Six Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(6)         Represents 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China. To our knowledge and based on our review of our register of shareholders as of January 31, 2021, 19,409,699 Class A ordinary shares were held of record by one holder that reside in the United States, being The Bank of New York Mellon, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.            Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into an amended and restated shareholders agreement on July 1, 2020 with our shareholders, which consist of holders of ordinary shares and preferred shares. The amended and restated shareholders agreement provides for certain shareholders’ rights, including preemptive rights, participation rights, rights of first refusal and co-sale rights, information and inspection rights, drag along rights, redemption rights, liquidation rights and anti-dilution co-investment preferences and contains provisions governing our board of directors and other corporate governance matters. The special rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Registration Rights

We have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.  At any time after the earlier of (i) June 30, 2023 or (ii) the expiry of one hundred eighty (180) days following August 3, 2020, holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least twenty-five percent (25%) of the registrable securities. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six (6)-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

Registration on Form F-3 or Form S-3.  Holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all holders may request the Company to effect a registration on Form F-3 or Form S-3 if we qualify for registration on such forms. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective within any twelve (12)-month period. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

Piggyback Registration Rights.  If we propose to register for our own account any of our equity securities, or for the account of any holder, other than a holder of registerable securities, of such holder’s equity securities, in connection with the public offering of such equity securities, we shall offer holders of our registrable securities an opportunity to be included in such registration. If the offering involves an underwriting of our equity securities and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude (i) all of the registrable securities requested to be registered in our initial public offering and (ii) up to seventy percent (70%) of the registrable securities requested to be registered in any other public offering, but in each case only after first excluding all other equity securities (except for securities sold for our account) from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

Termination of Obligations. We have no obligation to effect any demand or Form F-3 or Form S-3 registration upon the earlier of (i) the fifth (5th) anniversary of August 3, 2020, the date of closing of our initial public offering, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder’ registrable securities under Rule 144 of the Securities Act in any ninety (90)-day period.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Investor Rights Agreement

We entered into an investor rights agreement with Inspired Elite Investments Limited, our shareholder and a wholly owned subsidiary of Meituan, on July 9, 2020. The investor rights agreement provides for certain special rights for Inspired Elite Investments Limited and any other subsidiary of Meituan, including:

(a)           the right to appoint, remove, and replace one director;

(b)           the consent right to the following matters:

(i)            creation or issuance of any shares that carry more than one vote per share, or preferred shares having rights that are more favorable to the shares held by Inspired Elite Investments Limited and any other subsidiary of Meituan, or any action that amends the voting power attached to any Class B ordinary shares, and

(ii)           amendment of any existing equity incentive plan by increasing the shares reserved for issuance or extending the expiration date, or adoption of any new equity incentive plan; and

(c)           right of first refusal on change of control.

These special rights will automatically terminate if Inspired Elite Investments Limited and any other subsidiary of Meituan cease to beneficially own, in aggregate, for the first time, at least fifty percent of the shares beneficially owned by them on the date of the completion of our initial public offering.

Other Transactions with Related Parties

Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB2.4 million, RMB25.1 million, and RMB4.4 million (US$0.7 million) for the years ended December 31, 2018, 2019, and 2020, respectively, (ii) purchase of materials, amounting to RMB31 thousand, RMB6.9 million, and RMB58.4 million (US$8.9 million) for the years ended December 31, 2018, 2019, and 2020, respectively, and (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB5.1 million, RMB9.2 million, and RMB19.2 million (US$2.9 million) as of December 31, 2018, 2019, and 2020, respectively.

Our transactions with Neolix Technologies Co., Ltd., an affiliate, included (i) sales of battery packs and materials, amounting to RMB3.4 million, RMB1.9 million and nil for the years ended December 31, 2018, 2019, and 2020, respectively and (ii) amounts due from Neolix Technologies Co., Ltd. of RMB1.8 million, RMB1.5 million, and RMB0.7 million (US$0.1 million) as of December 31, 2018, 2019, and  2020, respectively.

Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included (i) purchase of equipment and installation service, amounting to RMB3.2 million, RMB2.0 million, and nil for the years ended December 31, 2018, 2019, and 2020, respectively and (ii) amounts due to Airx (Beijing) Technology Co., Ltd. of RMB0.6 million, RMB0.5 million, and RMB23 thousand (US$4 thousand) as of December 31, 2018, 2019, and 2020, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.          FINANCIAL INFORMATION

A.            Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material legal or administrative proceedings.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are or may be subject to risks associated with strategic alliances or acquisitions.”

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends, subject to applicable laws. Even if our board of directors decides to pay dividends on our Class A ordinary shares, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors our board of directors may deem relevant.

If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

B.            Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.          THE OFFER AND LISTING

A.            Offer and Listing Details

The ADSs, each representing two Class A ordinary shares, have been listed on Nasdaq Global Select Market since July 30, 2020. The ADSs trade under the ticker symbol “LI.”

B.            Plan of Distribution

Not applicable.

C.            Markets

The ADSs, each representing two Class A ordinary shares, have been listed on Nasdaq Global Select Market since July 30, 2020. The ADSs trade under the ticker symbol “LI.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10.                      ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

Our fourth amended and restated memorandum and articles of association became effective on July 30, 2020. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

Registered Office and Objects

Pursuant to Article 2 of our fourth amended and restated memorandum of association, our registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. Pursuant to Article 3 of our fourth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Directors

See “Item 6. Directors, Senior Management and Employees—C. Board Practices.”

Ordinary Shares

General. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon (a) any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Affiliate of the Founder (as defined under the fourth amended and restated memorandum and articles of association) or (b) the direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not an Affiliate of the Founder, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares.  Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Global Select Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation.  On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares.  We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.  Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of fifty percent of the issued shares of that class or with the sanction of an ordinary resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions.  Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.  We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

Other than in the ordinary course of business and other than those described under this item, in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.                                    Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company - B. Business Overview - Regulation - Regulations on Foreign Exchange.”

E.                                    Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Li Auto Inc. is not a PRC resident enterprise for PRC tax purposes. Li Auto Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Li Auto Inc. meets all of the conditions above. Li Auto Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that Li Auto Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of Li Auto Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that Li Auto Inc. is treated as a PRC resident enterprise. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  investors that have a functional currency other than the U.S. dollar;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value); or

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities. all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2020 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market price of our ADSs may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on the Nasdaq Global Select Market, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph.

Dividends paid on our ADSs or Class A ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, our consolidated VIEs or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs, or their subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Our ADSs, but not our Class A ordinary shares, are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election technically cannot be made for any lower-tier PFICs that we may own, a U.S. Holder that makes the mark-to-market election may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We have filed with SEC registration statements on Form F-1 (File No. 333-239812 and File No. 333-251066), including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs. We have also filed with SEC a related registration statement on Form F-6 (File No. 333-240079) to register the ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at http://www.sec.gov or inspected and copied at the public reference facilities maintained by SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.                                        Subsidiary Information

Not applicable.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits and wealth management products. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds that we receive from our offerings in interest-earning instruments Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks related to movements between Renminbi and U.S. dollars. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. In addition, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People’s Bank of China, or the PBOC, announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the PBOC with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 60 Wall Street, New York, New York 10005, United States. The principal executive office of the depositary is located at 60 Wall Street, New York, New York 10005, United States.

Service	Fees

•  To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled

Service	Fees
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale	Up to US$0.05 per ADS held of rights, securities and other entitlements
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

PART II.

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Initial Public Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-239812) relating to our initial public offering of 95,000,000 ADSs representing 190,000,000 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 14,250,000 additional ADSs representing 28,500,000 Class A ordinary shares, at an initial offering price of US$11.50 per ADS. The registration statement was declared effective by the SEC on July 29, 2020. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, UBS Securities LLC, and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters.

We raised approximately US$1.2 billion in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from July 29, 2020 to December 31, 2020, we have used approximately 7% of the net proceeds from our initial public offering for capital expenditures, research and development of new products, and general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-251066) relating to the public offering of 47,000,000 ADSs representing 94,000,000 Class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 7,050,000 additional ADSs representing 14,100,000 Class A ordinary shares, at an initial offering price of US$29.00 per ADS. The registration statement was declared effective by the SEC on December 3, 2020. Goldman Sachs (Asia) L.L.C., UBS Securities LLC, and China International Capital Corporation Hong Kong Securities Limited were the representatives of the underwriters.

We raised approximately US$1.5 billion in net proceeds from our public offering in December 2020, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs.

For the period from December 3, 2020 to December 31, 2020, we did not use any of the net proceeds from our public offering in December 2020. We still intend to use the net proceeds received from our public offering in December 2020 for research and development and general corporate purposes as disclosed in our registration statements on Form F-1.

ITEM 15.                      CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e)of the Exchange Act, as of December 31, 2020. Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, due to the outstanding material weakness described below, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Internal Control over Financial Reporting

Prior to our listing on the Nasdaq Global Select Market in July 2020, we had been a private company with insufficient accounting personnel and other resources with which to address our internal control. Our management has not completed an assessment of the effectiveness of our internal control and procedures over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting as of and for the year ended December 31, 2020. In connection with the audits of our consolidated financial statements as of and for the years ended December 31, 2018 and 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting as of December 31, 2019. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

We have implemented a number of measures to address the material weakness that has been identified during the IPO, including: (i) we have hired additional qualified financial and accounting staff with working experience with U.S. GAAP and SEC reporting requirements; (ii) we have established clear roles and responsibilities for accounting and financial reporting staff to address complex accounting and financial reporting issues; (iii) we have clarified reporting requirements and established effective oversight to address complex and non-recurring transactions and related accounting issues; (iv) we have developed and implemented a comprehensive and effective period-end closing process, especially for complex and non-recurring transactions to ensure financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements; (v) we have established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls; and (vi) we are conducting regular U.S. GAAP accounting and financial reporting training programs for accounting and financial reporting personnel. We also intend to hire additional resources to strengthen the financial reporting function.

Although the aforementioned remediation measures were implemented, as of December 31, 2020, these measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. As a result, the previously identified material weakness still existed as of December 31, 2020. We will continue to implement measures to remediate the material weakness. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “ Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Changes in Internal Control over Financial Reporting

Except for the measures to improve our internal control over financial reporting as described in this annual report, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.             AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hongqiang Zhao, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.             CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (No. 333-239812) in connection with our initial public offering in July 2020, which was incorporated by reference thereto in this annual report.

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2019	2020
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	3,164	13,818	2,118
All other fees(2)	1,153	928	142

Notes:

(1)         “Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our public offering in 2020.

(2)         “All other fees” represent the aggregate fees billed for professional services rendered by our principal external auditors other than services reported under “Audit fees”.

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.             EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.              CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.            CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers are not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H.            MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.                      FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.                      FINANCIAL STATEMENTS

The consolidated financial statements of Li Auto Inc. are included at the end of this annual report.

ITEM 19.                      EXHIBITS

Exhibit Number	Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.3

Deposit Agreement, dated July 29, 2020, by and among the Registrant, the depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.5

Amendment to Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 22, 2020 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.6*	Description of Securities
4.1

2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.2

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.5*

English translation of executed form of Power of Attorney between a VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIEs of the Registrant

4.6*

English translation of the executed form of Spousal Consent Letter by the spouse of an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form in respect of each shareholder of the VIEs of the Registrant

4.7*	English translation of Equity Pledge Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated January 15, 2021

Exhibit Number	Document
4.8*	English translation of Exclusive Consultation and Service Agreement between Beijing CHJ and Wheels Technology, dated January 15, 2021
4.9*	English translation of Equity Option Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated January 15, 2021
4.10

English translation of Business Operation Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.11

English translation of Equity Pledge Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.12

English translation of Exclusive Consultation and Service Agreement between Xindian Information and Wheels Technology, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.13

English translation of Equity Option Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.14

Series C Warrant and Preferred Share Purchase Agreement between the Registrant and other parties thereto, dated July 2, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.15

Series D Preferred Share Purchase Agreement between the Registrant, Inspired Elite Investments Limited, Kevin Sunny Holding Limited, and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.16

Series D Preferred Share Purchase Agreement between the Registrant, Amp Lee Ltd., and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.17

Investor Rights Agreement between the Registrant, Xiang Li, Amp Lee Ltd., and Inspired Elite Investments Limited, dated July 9, 2020 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.18

Share Subscription Agreement between the Registrant and Inspired Elite Investments Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.19

Share Subscription Agreement between the Registrant and Bytedance (HK) Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.20

Share Subscription Agreement between the Registrant and Zijin Global Inc., dated July 22, 2020 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.21

Share Subscription Agreement between the Registrant and Kevin Sunny Holding Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.22*	2021 Share Incentive Plan
8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

Notes:

*                 Filed with this annual report on Form 20-F.

**          Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Auto Inc.

	By:	/s/ Xiang Li
		Name:	Xiang Li
		Title:	Chairman and Chief Executive Officer

Date: March 10, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019 and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China
March 10, 2021

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	1,296,215	8,938,341	1,369,861
Restricted cash	140,027	1,234,178	189,146
Time deposits and short-term investments	2,272,653	19,701,382	3,019,369
Trade receivable	8,303	115,549	17,709
Inventories	518,086	1,048,004	160,614
Prepayments and other current assets	812,956	353,655	54,200
Assets held for sale, current	17,599	—	—
Total current assets	5,065,839	31,391,109	4,810,899
Non-current assets:
Long-term investments	126,181	162,853	24,958
Property, plant and equipment, net	2,795,122	2,478,687	379,875
Operating lease right-of-use assets, net	510,227	1,277,006	195,710
Intangible assets, net	673,867	683,281	104,717
Other non-current assets	311,933	321,184	49,224
Deferred tax assets	—	59,156	9,066
Assets held for sale, non-current	30,253	—	—
Total non-current assets	4,447,583	4,982,167	763,550
Total assets	9,513,422	36,373,276	5,574,449
LIABILITIES
Current liabilities:
Short-term borrowings	238,957	—	—
Trade and notes payable	624,666	3,160,515	484,370
Amounts due to related parties	9,764	19,206	2,943
Deferred revenue, current	56,695	271,510	41,611
Operating lease liabilities, current	177,526	210,531	32,265
Finance lease liabilities, current	360,781	—	—
Warrants and derivative liabilities	1,648,690	—	—
Accruals and other current liabilities	867,259	647,459	99,227
Convertible debts, current	692,520	—	—
Liabilities held for sale, current	2,862	—	—
Total current liabilities	4,679,720	4,309,221	660,416
Non-current liabilities:
Long-term borrowings	—	511,638	78,412
Deferred revenue, non-current	5,943	135,658	20,790
Operating lease liabilities, non-current	241,109	1,025,253	157,127
Finance lease liabilities, non-current	—	366,883	56,227
Deferred tax liabilities	—	36,309	5,565
Other non-current liabilities	5,519	184,717	28,309
Total non-current liabilities	252,571	2,260,458	346,430
Total liabilities	4,932,291	6,569,679	1,006,846
Commitments and contingencies (Note 28)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares
(US$0.0001 par value; 50,000,000 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	434,886	—	—
Series A-1 convertible redeemable preferred shares
(US$0.0001 par value; 129,409,092 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	980,949	—	—
Series A-2 convertible redeemable preferred shares
(US$0.0001 par value; 126,771,562 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	1,074,959	—	—
Series A-3 convertible redeemable preferred shares
(US$0.0001 par value; 65,498,640 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	619,770	—	—
Series B-1 convertible redeemable preferred shares
(US$0.0001 par value; 115,209,526 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	1,347,607	—	—
Series B-2 convertible redeemable preferred shares
(US$0.0001 par value; 55,804,773 and nil authorized, issued and outstanding as of December 31, 2019 and 2020)	710,303	—	—
Series B-3 convertible redeemable preferred shares
(US$0.0001 par value; 119,950,686 and nil shares authorized, issued and outstanding as of December 31, 2019 and 2020)	1,551,080	—	—
Series C convertible redeemable preferred shares
(US$0.0001 par value; 249,971,721 shares authorized, 244,172,860 issued and outstanding as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	3,536,108	—	—
Total mezzanine equity	10,255,662	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary shares
(US$0.0001 par value; 3,847,384,000 shares authorized, 15,000,000 shares issued and outstanding as of December 31, 2019; 4,000,000,000 shares authorized, 1,453,476,230 shares issued and outstanding as of December 31, 2020)	10	1,010	145
Class B Ordinary shares
(US$0.0001 par value; 240,000,000 shares authorized, issued and outstanding as of December 31, 2019; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2020)	155	235	36
Additional paid-in capital	—	37,289,761	5,714,907
Accumulated other comprehensive income/(loss)	15,544	(1,005,184)	(154,041)
Accumulated deficit	(5,690,240)	(6,482,225)	(993,444)
Total shareholders’ (deficit)/equity	(5,674,531)	29,803,597	4,567,603
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	9,513,422	36,373,276	5,574,449

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2018	2019	2020	2020
		RMB	RMB	RMB	US$ Note 2(e)
	Revenues:
	Vehicle sales	—	280,967	9,282,703	1,422,636
	Other sales and services	—	3,400	173,906	26,652
	Total revenues	—	284,367	9,456,609	1,449,288
	Cost of sales:
	Vehicle sales	—	(279,555)	(7,763,628)	(1,189,828)
	Other sales and services	—	(4,907)	(143,642)	(22,014)
	Total cost of sales	—	(284,462)	(7,907,270)	(1,211,842)
	Gross (loss)/income	—	(95)	1,549,339	237,446
	Operating expenses:
	Research and development	(793,717)	(1,169,140)	(1,099,857)	(168,560)
	Selling, general and administrative	(337,200)	(689,379)	(1,118,819)	(171,467)
	Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(340,027)
	Loss from operations	(1,130,917)	(1,858,614)	(669,337)	(102,581)
	Other (expense)/income
	Interest expense	(63,467)	(83,667)	(66,916)	(10,255)
	Interest income	3,582	30,256	41,316	6,332
	Investment income, net	68,135	49,375	213,600	32,736
	Share of loss of equity method investees	(35,826)	(162,725)	(2,520)	(386)
	Foreign exchange (loss)/gain, net	(3,726)	31,977	(6,719)	(1,030)
	Changes in fair value of warrants and derivative liabilities	—	(426,425)	272,327	41,736
	Others, net	(3,077)	1,949	29,372	4,501
	Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(28,947)
	Income tax benefit	—	—	22,847	3,501
	Net loss from continuing operations	(1,165,296)	(2,417,874)	(166,030)	(25,446)
	Net (loss)/income from discontinued operations, net of tax	(367,022)	(20,662)	14,373	2,203
	Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
	Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(651,190)	(99,799)
	Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	(217,362)	—	—
	Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	10,862	1,665
	Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)	(121,377)
Including:	Net loss from continuing operations attributable to ordinary shareholders	(1,482,616)	(3,260,945)	(806,358)	(123,580)
	Net (loss)/income from discontinued operations attributable to ordinary shareholders	(367,022)	(20,662)	14,373	2,203

	Weighted average number of ordinary shares used in computing net loss per share
	Basic and diluted	255,000,000	255,000,000	870,003,278	870,003,278
	Net (loss)/income per share attributable to ordinary shareholders
	Basic and diluted
	Continuing operations	(5.81)	(12.79)	(0.93)	(0.14)
	Discontinued operations	(1.44)	(0.08)	0.02	—
	Net loss per share	(7.25)	(12.87)	(0.91)	(0.14)

	Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
	Other comprehensive income/(loss), net of tax
	Foreign currency translation adjustment, net of tax	12,954	2,851	(1,020,728)	(156,423)
	Total other comprehensive income/(loss), net of tax	12,954	2,851	(1,020,728)	(156,423)
	Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(1,172,385)	(179,666)
	Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(651,190)	(99,799)
	Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	(217,362)	—	—
	Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	10,862	1,665
	Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	(277,800)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional	Accumulated Other		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-in Capital	Comprehensive (Loss)/Income	Accumulated Deficit	Shareholders’ (Deficit)/Equity
		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	15,000,000	10	240,000,000	155	106,080	(261)	(665,075)	(559,091)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	(106,080)	—	(211,240)	(317,320)
Foreign currency translation adjustment, net of tax	—	—	—	—	—	12,954	—	12,954
Net loss	—	—	—	—	—	—	(1,532,318)	(1,532,318)
Balance as of December 31, 2018	15,000,000	10	240,000,000	155	—	12,693	(2,408,633)	(2,395,775)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(743,100)	(743,100)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	117,391	117,391
Foreign currency translation adjustment, net of tax	—	—	—	—	—	2,851	—	2,851
Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	—	—	—	—	—	(217,362)	(217,362)
Net loss	—	—	—	—	—	—	(2,438,536)	(2,438,536)
Balance as of December 31, 2019	15,000,000	10	240,000,000	155	—	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(651,190)	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	10,862	10,862
Share issuance upon the initial public offering (“IPO”) and concurrent private placements, net of issuance costs	284,586,955	199	—	—	11,023,348	—	—	11,023,547
Share issuance upon the conversion and re-designation of preferred shares into Class A and Class B ordinary shares	1,045,789,275	730	115,812,080	80	14,723,086	—	—	14,723,896
Exercise of conversion features of preferred shares upon the consummation of IPO	—	—	—	—	1,400,670	—	—	1,400,670
Share issuance upon the follow-on offering, net of issuance costs	108,100,000	71	—	—	9,999,862	—	—	9,999,933
Share-based compensation	—	—	—	—	142,795	—	—	142,795
Foreign currency translation adjustment, net of tax	—	—	—	—	—	(1,020,728)	—	(1,020,728)
Net loss	—	—	—	—	—	—	(151,657)	(151,657)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	37,289,761	(1,005,184)	(6,482,225)	29,803,597

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Net loss/(income) from discontinued operations, net of tax	367,022	20,662	(14,373)	(2,203)
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	60,496	116,391	320,996	49,195
Share-based compensation expenses	—	—	142,795	21,884
Foreign exchange loss/(gain)	3,726	(31,977)	3,710	569
Unrealized investment loss/(income)	28,781	13,221	(33,008)	(5,059)
Interest expense	63,467	83,667	65,249	10,000
Share of loss of equity method investees	35,826	162,725	2,520	386
Impairment loss	—	18,066	30,381	4,656
Changes in fair value of warrants and derivative liabilities	—	426,425	(272,327)	(41,736)
Deferred income tax	—	—	(22,847)	(3,501)
Loss on disposal of property, plant and equipment	2,563	602	379	58
Changes in operating assets and liabilities:
Prepayments and other current assets	(200,408)	(442,745)	459,301	70,391
Inventories	3,127	(510,546)	(516,867)	(79,213)
Changes of operating lease right-of-use assets	(206,764)	(144,693)	(766,779)	(117,514)
Changes of operating lease liabilities	107,894	153,415	817,149	125,234
Other non-current assets	(116,515)	8,512	1,656	254
Trade receivable	—	(8,303)	(107,246)	(16,437)
Deferred revenue	—	62,638	344,530	52,801
Trade and notes payable	(62,500)	602,276	2,530,350	387,793
Amounts due to related parties	3,049	4,017	9,442	1,447
Accruals and other current liabilities	161,674	116,349	131,111	20,094
Other non-current liabilities	—	5,519	165,191	25,317
Net cash (used in)/provided by continuing operating activities	(1,280,880)	(1,782,315)	3,139,656	481,173
Net cash (used in)/provided by discontinued operating activities	(65,925)	(11,395)	148	23
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	481,196
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(970,733)	(952,901)	(675,187)	(103,477)
Disposal of property, plant and equipment	413	1,648	535	82
Purchase of long-term investments	(213,303)	(98,000)	(65,000)	(9,962)
Placement of time deposits	—	(1,725,148)	(1,038,017)	(159,083)
Withdraw of time deposits	—	1,265,877	601,968	92,256
Placement of short-term investments	(5,737,600)	(7,998,736)	(105,279,461)	(16,134,783)
Withdraw of short-term investments	7,278,670	7,020,989	87,699,180	13,440,487
Loan to Chongqing Lifan Holdings Ltd. (“Lifan Holdings”) and a supplier	(490,000)	(8,000)	(6,000)	(920)
Collection of loan principal from Lifan Holdings	—	490,000	—	—
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired	25,004	(560,000)	(35,448)	(5,433)
Net cash used in continuing investing activities	(107,549)	(2,564,271)	(18,797,430)	(2,880,833)
Net cash (used in)/provided by discontinued investing activities	(83,963)	(10,565)	59,705	9,150
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(2,871,683)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$ Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	—	233,287	—	—
Repayment of short-term borrowings	—	—	(144,700)	(22,176)
Proceeds from collection of receivables from holders of Series B-1 convertible redeemable preferred shares	285,000	—	—	—
Proceeds from issuance of Series B-2 convertible redeemable preferred shares	688,800	—	—	—
Proceeds from collection of receivables from holders of Series B-2 convertible redeemable preferred shares	—	101,200	—	—
Proceeds from issuance of Series B-3 convertible redeemable preferred shares	—	1,530,000	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares	—	3,626,924	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares	—	—	3,829,757	586,936
Payment of convertible redeemable preferred shares issuance costs	(15,142)	(3,791)	—	—
Proceeds from issuance of convertible debts	150,000	168,070	—	—
Proceeds from IPO and concurrent private placements, net of issuance cost	—	—	11,034,685	1,691,139
Proceeds from follow-on offering, net of issuance cost	—	—	9,990,955	1,531,181
Net cash provided by continuing financing activities	1,108,658	5,655,690	24,710,697	3,787,080
Net cash provided by financing activities	1,108,658	5,655,690	24,710,697	3,787,080
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	(376,646)	(57,722)
Net (decrease)/ increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	8,736,130	1,338,871
Cash, cash equivalents and restricted cash at beginning of the year	521,883	95,523	1,436,389	220,136
Cash, cash equivalents and restricted cash at end of the year	95,523	1,436,389	10,172,519	1,559,007
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	331	147	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the year	95,192	1,436,242	10,172,519	1,559,007
Supplemental schedule of non-cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(650,000)	(115,000)	(79,552)	(12,192)
Receivable from holders of Series B-2 convertible redeemable preferred shares	101,200	—	—	—
Payable related to purchase of property, plant and equipment	(346,602)	(403,761)	(118,181)	(18,112)
Payables for issuance costs	—	(20,929)	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

(a)                   Principal activities

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and consolidated variable interest entities (the “VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles in the People’s Republic of China (the “PRC”).

(b)                   History of the Group and basis of presentation for the Reorganization

Prior to the incorporation of the Company and starting in April 2015, the Group’s business was carried out under Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) and its subsidiaries. Concurrently with the incorporation of the Company in April 2017, Beijing CHJ, through one of its wholly-owned subsidiaries, entered into a shareholding entrustment agreement with the management team (the legal owners of the Company at that time) to obtain full control over the Company (the “Cayman Shareholding Entrustment Agreement”). In the same year, the Company set up its subsidiaries Leading Ideal HK Limited (“Leading Ideal HK”), Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology” or “WOFE”), and a consolidated VIE, Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”). The Company, together with its subsidiaries and VIE, were controlled and consolidated by Beijing CHJ prior to the Reorganization.

The Group underwent a reorganization (the “Reorganization”) in July 2019. The major reorganization steps are described as follows:

•                           Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;

•                           the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization.

All Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ deficit, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to be comparable with the final number of shares issued in the Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

As of December 31, 2020, the Company’s principal subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities
Subsidiaries:
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Leading (Xiamen) Private Equity Investment Co., Ltd.(“Xiamen Leading”)	100%	May 14, 2019	Xiamen, PRC	Investment holding
Beijing Leading Automobile Sales Co., Ltd.(“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management

VIEs
Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”)	100%	April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)	100%	March 27, 2017	Beijing, PRC	Technology development

VIEs’ subsidiaries
Jiangsu CHJ Automobile Co., Ltd. (“Jiangsu CHJ”)	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment
Beijing Xindian Intelligence Technology Co., Ltd. (“Beijing XDIT”)	100%	January 05, 2017	Beijing, PRC	Technology development
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management
Beijing Chelixing Information Technology Co., Ltd. (“Beijing Chelixing”)	100%	June 25, 2018	Beijing, PRC	Technology development
Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”)	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile

(c)                    Variable interest entity

The Company’s subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ, Xindian Information (collectively the “VIEs”) and their respective shareholders, through which, the Company exercises control over the operations of the VIEs and receives substantially all of their economic benefits and residual returns.

The following is a summary of the contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Powers of Attorney and Business Operation Agreement.

Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

Pursuant to the Business Operation Agreement by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Spousal Consent Letters.

Spouses of nine shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’s prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income or an amount that is adjusted in accordance with Wheels Technology’s sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

The Exclusive Consultation and Service Agreement by and between Wheels Technology and Xindian Information includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements.

Pursuant to the Equity Option Agreement by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

The Equity Option Agreement by and between Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information includes terms substantially similar to the Equity Option Agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Wheels Technology and the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

Registration of the equity pledge relating to Beijing CHJ and Xindian Information with the local branch of the SAMR in accordance with the PRC Property Law has been completed.

(d)                Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for e-commerce) or in an automaker that manufactures whole vehicles. The Catalogue was amended in 2018 to lift restrictions on foreign investment in new energy vehicle manufacturers.

Part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group’s ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group’s operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of “foreign investment” so that foreign investment, by its definition, includes “investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council” without further elaboration on the meaning of “other means”. It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group’s current corporate structure, corporate governance and business operations could be materially and adversely affected.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

If the Group’s corporate structure or the contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the PRC regulatory authorities could, within their respective jurisdictions:

•                           revoke the business licenses and/or operating licenses of such entities;

•                           discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiaries and the VIEs;

•                           impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

•                           require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

•                           restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or

•                           take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote. The Group’s operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 were included in the accompanying Group’s consolidated financial statements as follows:

	As of December 31,
	2019	2020
	RMB	RMB
Current assets:
Cash and cash equivalents	240,933	1,546,193
Restricted cash	14,455	1,234,178
Short-term investments	1,278,153	2,581,690
Trade receivable	8,303	103,271
Intra-group receivables	1,927,560	7,704,630
Inventories	389,031	271,379
Prepayments and other current assets	556,112	254,061
Assets held for sale, current	17,599	—
Non-current assets:
Long-term investments	600,615	707,685
Property, plant and equipment, net	1,755,686	2,335,824
Operating lease right-of-use assets, net	508,871	1,182,134
Intangible assets, net	673,517	682,083
Other non-current assets	130,749	218,531
Assets held for sale, non-current	30,253	—
Total assets	8,131,837	18,821,659
Current liabilities:
Short-term borrowings	238,957	—
Trade and notes payable	616,340	3,107,646
Intra-group payable	3,732,883	12,203,705
Amounts due to related parties	5,469	19,206
Operating lease liabilities, current	176,669	170,033
Finance lease liabilities, current	360,781	—
Deferred revenue, current	56,695	230,720
Accruals and other current liabilities	660,010	453,731
Convertible debts, current	692,520	—
Liabilities held for sale, current	2,862	—
Non-current liabilities:
Long-term borrowings	—	511,638
Deferred revenue, non-current	5,943	102,898
Operating lease liabilities, non-current	241,109	973,455
Finance lease liabilities, non-current	—	366,883
Deferred tax liabilities	—	36,309
Other non-current liabilities	5,519	157,907
Total liabilities	6,795,757	18,334,131

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

	For the Year Ended December 31,
	2018	2019	2020
Net loss from continuing operations	(1,076,613)	(1,234,283)	(495,209)
Net (loss)/income from discontinued operations	(367,022)	(20,662)	14,373

	For the Year Ended December 31,
	2018	2019	2020
Net cash (used in)/provided by operating activities	(1,223,050)	(1,607,435)	3,540,411
Net cash used in investing activities	(214,027)	(1,976,964)	(1,665,982)
Net cash provided by financing activities	1,019,824	3,782,378	650,595
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(1,320)	19,746	(188)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(418,573)	217,725	2,524,836
Cash, cash equivalents and restricted cash at beginning of the year	456,383	37,810	255,535
Cash, cash equivalents and restricted cash at end of the year	37,810	255,535	2,780,371
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	331	147	—
Cash, cash equivalents and restricted cash of continuing operations at end of the year	37,479	255,388	2,780,371

The Company’s involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

In accordance with the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has the power to direct activities of the Group’s consolidated VIEs and VIEs’ subsidiaries and can have assets transferred out of the Group’s consolidated VIEs and VIEs’ subsidiaries. Therefore, it is considered that there is no asset in the Group’s consolidated VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB6,429,134 and RMB7,930,831 as of December 31, 2019 and 2020, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The total shareholders’ deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB3,296,997 and RMB3,772,758 as of December 31, 2019 and 2020, respectively.

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group’s consolidated VIEs and VIEs’ subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs’ subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

(e)                    Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers’ delivery of certain raw materials needed for production. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China. The Group concluded that there would be no material impact on the Group’s long-term forecast.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies

(a)                   Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)                   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the “Board”); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(c)                    Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets, the collectability of financial assets, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebate, assessment of variable lease payment, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(d)                   Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries, the VIEs and VIEs’ subsidiaries are their respective local currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income in the consolidated statements of shareholders’ deficit. Total foreign currency translation adjustment income were RMB12,954, and RMB2,851 for the years ended December 31, 2018 and 2019, respectively, and the foreign currency translation adjustment loss was RMB1,020,728 for the year ended December 31, 2020.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(e)                    Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

(f)                      Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2019 and 2020, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB5,243 and RMB17,844, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 13).

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,
	2019	2020
Cash and cash equivalents	1,296,215	8,938,341
Restricted cash	140,027	1,234,178
Total cash, cash equivalents and restricted cash of continuing operations	1,436,242	10,172,519

(g)                   Time deposits and short-term investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as “Investment income, net”.

(h)                   Trade Receivable and Allowance for Doubtful Accounts

Trade receivable primarily include amounts of vehicle sales related to government subsidy to be collected from government on behalf of customers. The Group provides an allowance against trade receivable to the amount we reasonably believe will be collected. The Group writes off trade receivable when they are deemed uncollectible. No allowance for doubtful accounts were recognized for the years ended December 31, 2018, 2019 and 2020.

(i)                      Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. No inventory write-downs were recognized for the years ended December 31, 2018, 2019 and 2020.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(j)                      Assets held for sale

The Group classifies long-lived assets as held for sale in the period that (i) it has approved and committed to a plan to sell the asset or asset group (“asset”), (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable and transfer of the asset is expected to qualify for recognition as a completed sale within one year (subject to certain events or circumstances), (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value, and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Group initially and subsequently measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in impairment of long-lived assets in the period in which the held for sale criteria are met. Conversely, gains are generally not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Group stops recording depreciation expense on the asset. The Group assesses the fair value of assets held for sale less any costs to sell at each reporting period until the asset is no longer classified as held for sale.

(k)                   Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production facilities	5 to 10 years
Equipment	3 to 5 years
Motor vehicles	4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive loss.

(l)                      Intangible assets, net

Intangible assets are carried at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives
Automotive Manufacturing Permission	Indefinite
Software and Patents	5 to 10 years

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m)                Impairment of long-lived assets and intangible assets with indefinite lives

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. Nil, RMB18,066 and RMB30,381 impairment of long-lived assets were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. No impairment of indefinite-lived intangible assets was recognized for the years ended December 31, 2018, 2019 and 2020.

(n)                   Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies.

The Group adopted ASU 2016-01 on January 1, 2018. The Group measures equity investments other than equity method investments at fair value through earnings. For those equity investments without readily determinable fair values, the Group elects to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes. Under this measurement alternative, changes in the carrying value of the equity investment are required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The implementation guidance notes that an entity should make a “reasonable efforts” to identify price changes that are known or that can reasonably be known.

Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group estimates the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary.

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(o)                   Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB110,800, RMB168,019 and RMB133,162 for the years ended December 31, 2018, 2019 and 2020, respectively.

(p)                   Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The accrued warranty activity consists of the following (in thousands):

	For the Year Ended December 31,
	2018	2019	2020
Accrued warranty at beginning of the year	—	—	6,996
Warranty cost incurred	—	(163)	(8,258)
Provision for warranty	—	7,159	234,628
Accrued warranty at end of the year	—	6,996	233,366
Including: Accrued warranty, current	—	1,477	55,138
Accrued warranty, non-current	—	5,519	178,228

(q)                   Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. Revenues of the Group is primarily derived from sales of vehicle and embedded products and services, as well as the sales of Li Plus Membership.

The Group adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•                  provides all of the benefits received and consumed simultaneously by the customer;

•                  creates and enhances an asset that the customer controls as the Group performs; or

•                  does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of embedded products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended lifetime warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

As the contract price for the vehicle and all embedded products and services must be paid in advance, which means the payments are received prior to the transfer of goods or services by the Group, the Group records a contract liability (deferred revenue) for the allocated amount regarding those unperformed obligations.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership expired, whichever is earlier.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Customer loyalty points

Beginning in January 2020, the Group offers customer loyalty points, which can be used in the Group’s online store to redeem the Group’s merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group’s merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

Customers or users of the mobile application can also obtain customer loyalty points through other ways, such as referring new customers to purchase the vehicles via the mobile application. The Group offers these customer loyalty points to encourage user engagement and generate market awareness. As a result, the Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(r)                     Cost of sales

Cost of sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand.

(s)                     Research and development expenses

Research and development (“R&D”) expenses are primary comprised of salaries, bonuses and benefits for those employees engaged in research, design and development activities; design and development expenses, primarily including consultation fees, validation and testing fees; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(t)                      Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(u)                   General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities, and equipment prior to the start of production, rental and other general corporate related expenses.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(v)                    Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3—Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(w)                 Share-based compensation

The Company grants share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of an IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the IPO, using the graded-vesting method. This performance condition was met upon the completion of the Company’ IPO in August 2020 and the associated share-based compensation expense for awards vested as of that date were recognized. Employees’ share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the straight-line vesting method, net of estimated forfeitures.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends. The fair value of these awards was determined taking into account these factors.

The assumptions used in share-based compensation expense recognition represent management’s best estimates, but these estimates involve inherent uncertainties and application of management judgment. If factors change or different assumptions are used, the share-based compensation expenses could be materially different for any period. Moreover, the estimates of fair value of the awards are not intended to predict actual future events or the value that ultimately will be realized by grantees who receive share-based awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company for accounting purposes.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(x)                   Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2019 and 2020.

(y)                    Discontinued operations

Discontinued operations are reported when a component of the Group comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group is classified as held for disposal or has been disposed of, if the disposal of the component (1) represents a strategic shift and (2) have a major impact on the Group’s financial results. In the consolidated statements of comprehensive loss, results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in the consolidated statements of cash flow and Note 21. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(z)                     Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The Group adopted ASC 842 on January 1, 2018, along with all subsequent ASU clarifications and improvements that are applicable to the Group, to each lease that existed in the periods presented in the financial statements, using the modified retrospective transition method and used the commencement date of the leases as the date of initial application. Consequently, financial information and the disclosures required under ASC 842 are provided for dates and periods presented in the financial statements. The Company elected not to apply the recognition requirements of ASC 842 to short-term leases. The Company also elected not to separate non-lease components from lease components, therefore, it will account for lease component and the non-lease components as a single lease component when there is only one vendor in the lease contract. The adoption of ASC 842 resulted in recognition of right of use (“ROU”) assets of RMB158,770, current operating lease liabilities of RMB14,575 and non-current operating lease liabilities of RMB142,751 upon the adoption date.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. ROU assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current and non-current finance lease liabilities on the Group’s consolidated balance sheets. As of December 31, 2020, all of the Group’s ROU assets were generated from leased assets in the PRC.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset’s remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Company applies requirements in Topic 606 on revenue from contracts with customers when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

a. The exercise price of the option is the fair value of the asset at the time the option is exercised.

b. There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

(aa)    Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Preferred Shares, using the if-converted method, for periods prior to the completion of the IPO, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share. After the completion of the IPO, net loss per ordinary share is computed on Class A ordinary shares and Class B ordinary shares on the combined basis, because both classes have the same dividend rights in the Company’s undistributed net income.

(ab)    Comprehensive loss

Comprehensive loss is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income, as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(ac)    Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13 (ASU 2016-13), Financial Instruments-Credit Losses, which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. In October 2019, the FASB issued ASU No. 2019-10 (ASU 2019-10), Financial Instruments-Credit Losses, which amends the effective date for Credit Losses as follows. Public business entities that meet the definition of an SEC filer, excluding entities eligible to be SRCs as defined by the SEC, for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. All other entities for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group will adopt the ASU 2016-13 on January 1, 2021 using a modified retrospective method for all financial assets measured at amortized cost. The Group assessed that trade receivable, prepayments and other current assets, and other non-current assets are within the scope of ASC Topic 326. The Group has identified the relevant risk characteristics of trade receivables, prepayments and other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. The Group assessed there were no significant expected credit losses identified to impact the consolidated financial statements from January 1, 2021.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group will adopt this ASU from January 1, 2021. The ASU is currently not expected to have a material impact on the consolidated financial statements.

4. Concentration and Risks

(a)    Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2019 and 2020, most of the Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. The PRC does not have an official deposit insurance program, nor does it have an agency similar to the Federal Deposit Insurance Corporation (“FDIC”) in the United States. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments are financially sound based on publicly available information.

(b)    Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB1,646,275 and RMB 5,384,769 as of December 31, 2019 and 2020, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)    Foreign currency exchange rate risk

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies, and the RMB appreciated more than 15% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 5.8% in 2017. The depreciation of the RMB against the US$ was approximately 5.0% and 1.6% in 2018 and 2019, respectively and the appreciation of the RMB against the US$ was approximately 6.5% in 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Acquisition of Chongqing Zhizao

On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the “Buyer” or “Xinfan”), entered into an acquisition agreement (the “Lifan Acquisition Agreement”) with Lifan Industry (Group) Co., Ltd. (“Lifan Industry” or the “Seller”) and its two wholly-owned subsidiaries Chongqing Zhizao (the “Target”) and Chongqing Lifan Passenger Vehicle Co., Ltd. (“Lifan Passenger Vehicle” or the “Divestiture Recipient”), to acquire 100% equity interest of Chongqing Zhizao (the “Acquisition”). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the “Divestiture”). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capitals and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as “Retained Assets and Liabilities”).

Key operating assets including plants, equipment, vehicle design and development technologies and raw materials had been transferred out from Chongqing Zhizao to Lifan Industry or Lifan Passenger Vehicle prior to the Acquisition. All employee contracts, operational systems and processes have also been transferred to Lifan Passenger Vehicle. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Xinfan. This Acquisition is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

The Acquisition was completed on December 29, 2018 (the “Acquisition Date”) when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash, of which RMB535,000 was paid in 2019 and RMB35,448 was paid in August 2020. The remaining consideration of RMB79,552 will be paid in 2021.

On December 19, 2019, Xinfan entered into a share transfer agreement (the “Lifan Disposal Agreement”) to dispose 100% equity interest of Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

The following table summarizes the balance of the assets acquired and liabilities assumed as of the date of acquisition and disposed as of the date of disposal, respectively:

	As of the Date of Acquisition	As of the Date of Disposal
Cash and cash equivalents and restricted cash	25,004	119
Short-term borrowing (1)	(20,000)	(18,115)
Working capital (2)	(382,350)	(177,231)
Finance lease liabilities, current (3)	(66,111)	(76,654)
Finance lease liabilities, non-current (3)	(19,547)	—
Indemnification Receivables (4)	465,830	276,384
Net assets acquired/disposed	2,826	4,503
Intangible assets:
Automotive Manufacturing Permission (5)	647,174	—
Total	650,000	4,503

(1)         Short-term borrowing represents the outstanding bank loan principal, with the amount of RMB20,000 due by February 7, 2019, of which RMB1,885 has been repaid as of December 26, 2019.

(2)         Working capital primarily included prepayments, trade payables, notes payable and accrued liabilities.

(3)         Chongqing Zhizao had existing lease agreements with two third-party lessors for certain manufacturing equipment, which had been accounted for as finance lease.

(4)         The balance represents the receivables from Lifan Passenger Vehicle intended to indemnify for all the Retained Assets and Liabilities that could not be legally transferred out before the Acquisition.

(5)         As there’s no limit to the valid period of the Automotive Manufacturing Permission, the Automotive Manufacturing Permission was classified as an intangible asset with indefinite lives. As of December 31, 2019 and 2020, no impairment was recognized for the Automotive Manufacturing Permission.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. Inventories

Inventories consist of the following:

	As of December 31,
	2019	2020
Finished products	144,543	820,168
Raw materials, work in process and supplies	373,543	227,836
Total	518,086	1,048,004

Raw materials, work in process and supplies as of December 31, 2019 and 2020 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfil customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

7. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2019	2020
Deductible VAT input	495,150	196,021
Prepayments to vendors	217,883	104,271
Prepaid rental and deposits	67,969	30,357
Loan receivable from Lifan Holdings (1)	8,000	8,000
Others	23,954	15,006
Total	812,956	353,655

(1)         Loan receivable from Lifan Holdings will be repaid when the Group pays the remaining consideration of the Acquisition, as stipulated in the loan agreement.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,
	2019	2020
Mold and tooling	950,140	987,316
Production facilities	904,239	787,970
Buildings	431,075	404,772
Buildings improvements	307,174	311,947
Leasehold improvements	139,118	249,879
Equipment	138,102	175,887
Construction in process	110,341	53,579
Motor vehicles	28,384	36,409
Total	3,008,573	3,007,759
Less: Accumulated depreciation	(195,385)	(498,691)
Less: Accumulated impairment loss	(18,066)	(30,381)
Total property, plant and equipment, net	2,795,122	2,478,687

The Group recorded depreciation expenses of RMB55,897, RMB107,173 and RMB312,011 for the years ended December 31, 2018, 2019 and 2020, respectively.

An impairment of nil, RMB18,066 and RMB30,381 was recognized for property, plant and equipment for the years ended December 31, 2018, 2019 and 2020, respectively. The Group made a full impairment provision on the production facilities and leasehold improvements in connection with the production of electric battery as the Group determined to terminate the design, development and self-production of electric battery via one of the Group’s subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	As of December 31,
	2019	2020
Automotive Manufacturing Permission (Note 5)	647,174	647,174
Indefinite-lived intangible assets, net	647,174	647,174
Software	39,698	58,097
Patents	694	694
Definite-lived intangible assets	40,392	58,791
Less: Accumulated amortization	(13,699)	(22,684)
Definite-lived intangible assets, net	26,693	36,107
Total intangible assets, net	673,867	683,281

The Group recorded amortization expenses of RMB4,599, RMB9,218 and RMB8,985 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2020, amortization expenses related to intangible assets for future periods are estimated to be as follows:

As of December 31, 2020
2021	9,008
2022	8,415
2023	5,983
2024	3,203
2025 and thereafter	9,498
Total	36,107

10. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Lease cost
Finance lease cost:
Amortization of assets	15,501	15,501	15,346
Interest of lease liabilities	18,841	19,943	21,851
Operating lease cost	22,811	86,365	176,788
Short-term lease cost	2,682	6,801	4,937
Total	59,835	128,610	218,922

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2018	2019	2020
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment for operating leases	121,681	77,643	126,418
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	114,322	207,902	896,804

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,
	2019	2020
Operating Leases
Land use rights, net (i, ii)	183,383	181,505
Operating lease right-of-use assets, net (excluding land use rights)	326,844	1,095,501
Total operating lease assets	510,227	1,277,006
Operating lease liabilities, current	177,526	210,531
Operating lease liabilities, non-current	241,109	1,025,253
Total operating lease liabilities	418,635	1,235,784

	As of December 31,
	2019	2020
Finance Leases
Property, plant and equipment, at cost (i)	310,018	294,269
Accumulated depreciation	(41,336)	(56,682)
Property, plant and equipment, net	268,682	237,587
Finance lease liabilities, current	360,781	—
Finance lease liabilities, non-current	—	366,883
Total finance leases liabilities	360,781	366,883

	As of December 31,
	2019	2020
Weighted-average remaining lease term
Land use rights	48 years	47 years
Operating leases	5 years	11 years
Finance leases	17 years	16 years
Weighted-average discount rate
Land use rights	5.7%	6.2%
Operating leases	5.7%	5.8%
Finance leases	5.7%	6.2%

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

Maturities of lease liabilities were as follows:

	As of December 31, 2020
	Operating leases	Finance leases
2021	213,064	21,070
2022	274,457	392,378
2023	145,219	—
2024	104,132	—
2025	88,748	—
Thereafter	882,938	—
Total undiscounted lease payments	1,708,558	413,448
Less: imputed interest	(472,774)	(46,565)
Total lease liabilities	1,235,784	366,883

The Group, through its VIEs and VIE’s subsidiaries, entered into a cooperation agreement and supplementary agreements (collectively “Changzhou Cooperation Agreements”) in February 2016 and September 2016 for the establishment of the Group’s Changzhou Production Base with the Changzhou Wujin District People’s Government and an enterprise affiliated with it (“the Developer”). The Company intends to establish the Production Base, which are used to design, develop, manufacture premium electric vehicle in China.

According to the Changzhou Cooperation Agreement, the Developer will be responsible to construct the Changzhou Production Base which consists of manufacturing plants, the underlying land use right, and manufacturing equipment and facilities, etc. in accordance with the Group’s requirements.

The Developer obtained the land use right from Changzhou government for both of Phase I and Phase II Land, and the lease term is from September 11, 2018 to March 14, 2067.

i)  Changzhou Production Base—Phase I

The Group entered into a lease contract with the Developer to lease the Phase I Land and Plants from May 1, 2017 to December 31, 2020, and further obtained an option to purchase the Phase I Plant and underlying land use right at the construction cost before the end of lease term.

Given the indefinite life of the land, the lease of the Phase I Land or a purchased land use right can only be classified as an operating lease. As the Company has an option to purchase the Phase I Plants at the cost and the assets are designed for the use of the Company, so the option is reasonably certain to be exercised, and accordingly, the lease of the Phase I Plants was classified as a financing lease. Hence, on the lease commerce date, the right of use assets for the Phase I Land and Plants were recorded with the amount of RMB70,508 and RMB310,018 respectively, being the present value of the lease payment and the exercise price of the purchase option. The initial direct cost, and lease payment made on or before the lease commerce date, and the incentive received prior to the lease commerce date were immaterial.

ii)  Changzhou Production Base—Phase II

In September 2018, the Group and the Developer further entered into lease agreements for the Group to purchase the land use right of Phase II Land from the Developer to use and construct on Phase II Land. The lease term is from September 11, 2018 to March 14, 2067. The purchased land use right of the Phase II Land was also classified as an operating lease, for which total rental in the amount of RMB24,420 has been fully paid upfront in 2018. The right of use assets for the Phase II Land was RMB23,080 exclusive VAT.

The Group then constructed another manufacturing plant (the “Phase II Plants”) located on the Phase II Land with the total amount of the construction of RMB102,251. Construction of the Production Phase II was completed on January 1, 2019.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

In August 2019, the Group entered into an asset transfer agreement to sell the Production Base-Phase II (including the Phase II Land use right and the Phase II Plants) to the Developer with the total consideration of RMB103,060, including VAT. Immediately after the transfer, the Group enter into a lease agreement with the developer to lease back the Production Base-Phase II for the period starting from September 1, 2019 (the actual lease commencement date is the date of change of ownership) to December 31, 2020, and further obtain an option to repurchase the Phase II Land use right and Plants with the amount of RMB103,060 prior to December 31, 2020.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Company, so no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sale accounting, and was accounted for as a financing transaction. As of December 31, 2019, the Group has fully received the sales consideration from the third-party Developer and recorded as the short-term borrowing in the consolidated balance sheets.

In June 2020, the Group entered into a series of supplemental agreements with the lessor to extend the purchase option to December 31, 2022, and the purchase price remained the same as the original agreement. In addition, the annual lease payment from 2020 to 2022 are subject to achievement of annual sales volume of the Group. If the Group achieves the pre-determined annual sales volume of electric vehicle, the annual lease payment of that year will be waived (equal to zero) by the lessor. Otherwise, the Group will pay the rental fees as agreed in the modified contract.

As the lessor did not provide the additional manufacturing land or plants to the Group, the modified lease contracts do not result in separate new leases, and the lease classifications remained as an operating lease for Phase I Land and a financing lease for Phase I Plants. Accordingly, the lease liabilities were re-measured based on the modified term and reclassified as long-term liabilities. The discount rate for the modified leases at the re-measurement was updated on the basis of the remaining lease term and lease payments. The lease of Phase II Plants remained classified as a financing transaction. Accordingly, the liabilities were re-measured based on the modified term and reclassified as a long-term borrowing. The discount rate for the modified borrowing at the re-measurement was updated on the basis of the remaining borrowing term and payments.

For the year ended December 31, 2020, the pre-determined annual sales volume was achieved. And the Group considered it was similar to a negative variable lease payment, and therefore should be accounted for as a period item when the contingency was resolved (i.e. annual sales target would be achieved at the end of each year). Accordingly, the liabilities were re-measured base on the waived annual lease payment.

11. Other Non-current Assets

Other non-current assets consist of the following:

	As of December 31,
	2019	2020
Long-term deposits	121,007	149,235
Prepayments for purchase of property, plant and equipment	11,754	126,006
Prepayment for purchase of land use rights	175,582	—
Others	3,590	45,943
Total	311,933	321,184

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Long-term Investments

The Group’s long-term investments on the consolidated balance sheets consisted of the following:

	Equity Method	Equity Security With Readily Determinable Fair Values	Equity Securities Without Readily Determinable Fair Values	Total
Balance at January 1, 2018	4,364	—	18,150	22,514
Additions	98,000	—	115,303	213,303
Shares of loss of equity method investees	(35,826)	—	—	(35,826)
Changes from investments without readily determinable fair value to readily determinable fair value	—	100,303	(100,303)	—
Fair value change through earnings	—	(28,780)	—	(28,780)
Foreign currency translation	—	5,930	—	5,930
Balance at December 31, 2018	66,538	77,453	33,150	177,141
Additions	98,000	—	—	98,000
Shares of loss of equity method investees	(162,725)	—	—	(162,725)
Fair value change through earnings	—	12,550	—	12,550
Changes of interest in the equity method investees	5,494	—	—	5,494
Impairment	—	—	(5,000)	(5,000)
Foreign currency translation	—	721	—	721
Balance at December 31, 2019	7,307	90,724	28,150	126,181
Additions	—	—	65,000	65,000
Shares of loss of equity method investees	(2,520)	—	—	(2,520)
Fair value change through earnings	—	(21,975)	—	(21,975)
Foreign currency translation	—	(3,833)	—	(3,833)
Balance at December 31, 2020	4,787	64,916	93,150	162,853

Equity Method

On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture established to design, develop and produce BEV optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group’s 49% shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method.

The proportionate share of the net loss of equity method investees are recorded in “Share of loss of equity method investees” in the consolidated statements of comprehensive loss.

The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2018, 2019 and 2020.

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

Cango Inc.	Cost Basis	Unrealized Loss	Foreign Currency Translation	Fair Value
As of December 31, 2019	100,303	(16,230)	6,651	90,724
As of December 31, 2020	100,303	(38,205)	2,818	64,916

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. (“Cango”), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded under the equity securities without readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange (“Cango IPO”) and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Long-term Investments(Continued)

Upon the completion of Cango IPO, the Company reclassified this investment from equity securities without readily determinable fair value to equity securities with readily determinable fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

The unrealized loss are recognized in investment income, net in the consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group’s investments are not common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected measurement alternative and recorded these investments at cost, less impairment, adjusted for subsequent observable price changes.

In the first quarter of 2020, the Group sold the discontinued Low-Speed Small Electric Vehicles (“SEV”) battery packs business to an affiliate of the Group with the total consideration of RMB60,000 (Note 21). The Group further invested RMB60,000 in cash in this affiliate, together with other investors. Therefore, the Group’s equity interests in this affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

Impairment charges of nil, RMB5,000 and nil were recorded in investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2018, 2019 and 2020, respectively.

13. Short-term Borrowings and Long-term Borrowings

Short-term and long-term borrowings consist of the following:

			Interest Rate	As of December 31,
	Maturity Date	Principal Amount	Per Annum	2019	2020
Secured borrowing (1)	December 31, 2020	94,550	5.7000%	95,022	—
Unsecured bank loan (2)	October 7, 2020	30,000	5.6550%	30,000	—
Secured note payable (3)	February 11, 2020	108,737	5.5163%	113,935	—
Total short-term borrowings				238,957	—

			Interest Rate	As of December 31,
	Maturity Date	Principal Amount	Per Annum	2019	2020
Secured borrowing (1)	December 31, 2022	94,550	6.1750%	—	98,717
Unsecured corporate loan (4)	June 30, 2022	401,073	6.1750%	—	412,921
Total long-term borrowings				—	511,638

(1)         As the transaction in relation to Changzhou Production Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing as of December 31,2019. In June 2020, the Group entered into a series of supplemental agreements with the lessor. Pursuant to the supplemental agreements, the maturity date of the borrowing was extended to December 31, 2022. As a result, the borrowing was recorded as a long-term borrowing as of December 31, 2020.

(2)         On October 12, 2019, Beijing CHJ entered into a loan agreement with commercial bank A, with the amount of RMB30,000, which is repayable within one year. The interest rate for the outstanding borrowing was 5.6550%. The Group repaid the bank loan in the second quarter of 2020.

(3)         In February 2019, Leading Ideal HK pledged a deposit with the amount of US$18,000 (RMB114,700) and the same maturity date to secure the repayment of the note. The Company repaid the note with the amount of RMB114,700 in February 2020, and the deposit of US$18,000 (RMB114,700) pledged was released accordingly.

(4)         Pursuant to the supplemental agreements of the convertible loan in June 2020 (Note 16), the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived. In addition, the maturity date of the convertible loan was extended to June 30, 2022. As a result, the convertible loan was extinguished, and a new loan was recorded as a long-term borrowing as of December 31, 2020.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2019	2020
Trade payable for raw materials	624,666	2,991,538
Notes payable	—	168,977
Total	624,666	3,160,515

15. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2019	2020
Salaries and benefits payable	129,657	187,972
Payables for purchase of property, plant and equipment	403,761	118,181
Payables for acquisition of Chongqing Zhizao (Note 5)	115,000	79,552
Accrued warranty	1,477	55,138
Tax payable	3,331	50,088
Payables for research and development expenses	94,222	35,032
Advance from customers	30,740	9,285
Deposits from vendors	18,150	9,120
Payables for issuance cost	20,929	—
Other payables	49,992	103,091
Total	867,259	647,459

16. Convertible Debts

Convertible Loan

In November 2017, Beijing CHJ entered into a convertible loan agreement with Changzhou Wunan New Energy Vehicle Investment Co., Ltd (“Wunan”) to obtain a convertible loan with aggregated principal amount of RMB600,000 at a simple interest of 8% per annum. RMB450,000 of the principal was received in December 2017, and RMB150,000 was received in January 2018. The principal and accrued interest shall be due and payable by Beijing CHJ on the earlier of (i) 3 years following the issuance date; or (ii) upon the reformation of Beijing CHJ from a limited liability company to a corporate. Pursuant to the convertible loan agreement, Wunan may convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ, which effectively indicates a fixed conversion price equal to the issue price of Series B-1 Preferred Shares, at any time before maturity date. Accrued interests shall be waived upon conversion.

In June 2020, Beijing CHJ entered into a series of supplemental agreements with Wunan. Pursuant to the supplemental agreements, the maturity date of the convertible loan was extended to June 30, 2022, and the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived by Wunan. In accordance with the supplemental contracts, Wunan also agreed to return the prepayment for purchase of land use right of RMB175,582 and reimburse certain eligible expenditures with the amount of RMB143,838. The return of the prepayment and the reimbursements were used as a settlement of the unpaid interests and part of the outstanding principal of the convertible loan. The outstanding loan principal was reduced to RMB401,073 with a revised interest rate of 6.175% per annum. As a result, the convertible loan was extinguished, and a new loan with the principle amount of RMB401,073, being the difference between the carrying value of the convertible loan and the settlement amount of RMB319,420, was recorded as a long-term borrowing. The balance of the new loan and accrued interest payable was RMB412,921 as of December 31, 2020.

Convertible Promissory Notes

In January and March 2019, the Company issued convertible promissory notes with the aggregated principal amount of US$25,000 (RMB168,070) with simple interest of 8% per annum. The principal and accrued interest shall be due and payable by the Company 12 months following the date of issuance. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 Preferred Shares of the Company at the issuance price of Series B-3 Preferred Shares upon the closing of the Reorganization. Holders have the right to convert any portion or the entire principal into Series B-3 preferred equity interest of Beijing CHJ, if the Reorganization has not been completed before maturity, or if there occurs any change in control, disposition of all or substantially all of the assets or IPO of Beijing CHJ. Accrued interests shall be waived if the investors elect to exercise the conversion options.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Convertible Debts (Continued)

The convertible promissory notes documents provided that the existing indebtedness of the Company rank pari passu with the convertible promissory notes. If any future indebtedness of the Company shall rank senior to this convertible promissory notes, such future indebtedness shall subject to the convertible promissory notes holders’ prior written consent.

Before conversion, the holders of the convertible promissory notes are entitled to all rights granted to Series B-3 Preferred Shareholders, such as dividend rights, redemption rights, pre-emptive right, right of first refusal, rights of co-sale, right of anti-dilution, liquidation preference rights. The convertible promissory notes holders were also granted:

a)    the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the “Series B-3 Anti-Dilution Warrant”); and

b)    the right to acquire additional shares to be issued in the next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the “Series B-3 Additional Warrant”).

The Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant issued together with the convertible promissory notes are considered freestanding financial liabilities under ASC 480, and are classified as a liability at their issuance date fair value in accordance with ASC 480-10-55, and are subsequently measured at fair value, with changes in fair value recorded in the consolidated statement of comprehensive loss. The initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes were RMB14,161. For details see Note 23.

In the event of a change in control or disposition of all or substantially all of the Company’s assets, if so requested by the convertible promissory notes holders, the holders shall enjoy the same liquidation preference rights as Series B-3 Preferred Shareholders as if the conversion has already occurred, the convertible promissory notes shall be deemed as fully repaid after paying such liquidation preference amount.

On July 2, 2019, in conjunction with the Reorganization of the Group, all convertible promissory notes were converted into Series B-3 Preferred Shares. The principal amount of US$25,000 and accrued interest of US$1,376 (RMB9,428) less the initial fair value of the Series B-3 Anti-Dilution Warrant and the Series B-3 Additional Warrant granted to holders of convertible promissory notes, were recognized as the initial carrying value of related B-3 Preferred Shares.

17. Revenue Disaggregation

Revenues by source consist of the following:

	For the Year Ended December 31,
	2018	2019	2020
Vehicle sales	—	280,967	9,282,703
Other sales and services	—	3,400	173,906
Total	—	284,367	9,456,609

18. Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2018	2019	2020
Deferred revenue—at beginning of the year	—	—	62,638
Additions	—	338,702	9,687,382
Recognition	—	(276,064)	(9,342,852)
Deferred revenue—at end of the year	—	62,638	407,168
Including: Deferred revenue, current	—	56,695	271,510
Deferred revenue, non-current	—	5,943	135,658

Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied.

The Group expects that RMB271,510 of the transaction price allocated to unsatisfied performance obligation as of December 31, 2020 will be recognized as revenue during the period from January 1, 2021 to December 31, 2021. The remaining RMB135,658 will be recognized in 2022 and thereafter.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

19. Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2018	2019	2020
Employee compensation	311,214	461,922	580,157
Design and development expenses	423,721	603,332	406,216
Depreciation and amortization expenses	19,461	39,648	44,977
Rental and related expenses	11,761	14,269	18,818
Travel expenses	12,827	21,815	9,360
Others	14,733	28,154	40,329
Total	793,717	1,169,140	1,099,857

20. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2018	2019	2020
Employee compensation	171,948	238,368	449,109
Marketing and promotional expenses	35,134	176,383	264,814
Rental and related expenses	13,732	78,897	162,907
Depreciation and amortization expenses	41,035	57,650	37,923
Impairment of property, plant and equipment	—	18,066	30,381
Travel expenses	13,803	20,171	20,806
Others	61,548	99,844	152,879
Total	337,200	689,379	1,118,819

21. Discontinued Operations

Historically, the Group had a strategy of developing Low-Speed Small Electric Vehicles (“SEV”) and producing and selling its related battery packs.

In the first quarter of 2018, the Group determined to dispose the SEV business due to the shift on the Group’s business and product strategy. As a result, the long-lived assets related to SEV production, including manufacturing facilities and IP, etc. have ceased to be used, and these assets were considered effectively abandoned. Accordingly, the related assets and liabilities of the SEV business were fully impaired with the impairment amount of RMB292,795 recognized in 2018.

Subsequent to the termination of the SEV business, the Group still sold the SEV battery packs to external customers, and in September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. In the first quarter of 2020, the Company completed the sale of the SEV battery packs business to an affiliate of the Company for a total cash consideration of RMB60,000.

The abandonment or the disposal of the SEV business and the related battery packs business represented strategic shifts of the Group and had a major impact on the Group’s financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the SEV related business were classified as discontinued operation and the related assets and liabilities associated with the discontinued operations of the prior year were reclassified as assets/liabilities held for sale to provide comparable financial information.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21. Discontinued Operations (Continued)

The following tables set forth the assets, liabilities, results of operations and cash flows of the discontinued operations, which were included in the Group’s consolidated financial statements.

	As of
	December 31, 2019	Disposal Date
Cash and cash equivalents	147	295
Trade receivable	191	608
Amount due from related parties	832	832
Inventories	7,385	5,594
Prepayments and other current assets	9,044	9,066
Assets held for sale, current	17,599	16,395
Property, plant and equipment, net	29,539	29,010
Operating lease right-of-use assets, net	186	—
Other non-current assets	528	528
Assets held for sale, non-current	30,253	29,538
Total assets held for sale	47,852	45,933
Trade and notes payable	423	542
Operating lease liabilities, current	47	—
Accruals and other current liabilities	2,392	2,754
Total liabilities held for sale	2,862	3,296

	For the Year Ended December 31,
	2018	2019	2020
Revenues	8,376	9,654	870
Cost of sales	(12,264)	(18,981)	(2,437)
Gross loss	(3,888)	(9,327)	(1,567)
Operating expenses	(70,401)	(11,359)	(1,423)
Impairment of long-lived assets	(292,795)	—	—
Loss from operations of discontinued operations	(367,084)	(20,686)	(2,990)
Others, net	62	24	—
Loss from discontinued operations before income tax expense	(367,022)	(20,662)	(2,990)
Income tax expense	—	—	—
Net loss from discontinued operations, net of tax	(367,022)	(20,662)	(2,990)

	For the Year Ended December 31,
	2018	2019	2020
Net cash (used in)/provided by discontinued operating activities	(65,925)	(11,395)	148
Net cash (used in)/provided by discontinued investing activities	(83,963)	(10,565)	59,705

The following table presents the gain on disposal of discontinued operations related to the disposal of SEV battery packs business for the year ended December 31, 2020:

For the Year Ended December 31, 2020
Cash consideration received for sale of SEV battery packs business	60,000
Carrying value of net assets transferred	(42,637)
Gain on disposal of discontinued operations	17,363

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Ordinary Shares

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the Reorganization described in Note 1. In connection with the Reorganization and issuance of Series C convertible redeemable preferred shares (“Series C Preferred Shares”), 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof. Upon the Reorganization, the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares (the “Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares”) to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the Reorganization. Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares would be converted into Class A Ordinary Shares based on the then-effective conversion price.

On July 4, 2016, Beijing CHJ issued Series Pre-A shares (“Series Pre-A Ordinary Shares”) with cash consideration of RMB100,000. Series Pre-A Ordinary Shares were classified as equity as they were not redeemable. In July 2017, upon Series A-2 financing, certain rights were granted to holders of Series Pre-A Ordinary Shares, including contingent redemption rights. Series Pre-A Ordinary Shares were effectively re-designated to Series Pre-A Preferred Shares. Such re-designation was accounted for as a repurchase and cancellation of Series Pre-A Ordinary Shares and a separate issuance of Series Pre-A Preferred Shares. Accordingly, the excess of fair value of the Series Pre-A Preferred Shares over the fair value of the Series Pre-A Ordinary Shares repurchased from employee shareholders was recorded as an employee compensation. While for other non-employee Series Pre-A shareholders, such difference was recognized as a deemed dividend given to these shareholders. The excess of the fair value of all Series Pre-A Ordinary Shares over the carrying value of these shares was accounted for as a retirement of the Series Pre-A Ordinary Shares. The Company elected to charge the excess entirely to accumulated deficits.

In August 2020, the Company completed its IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Xiang Li, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Xiang Li were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters’ full exercise of their over-allotment option.

As of December 31, 2019 and 2020, the Company had issued and outstanding ordinary shares of 255,000,000 and 1,809,288,310, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants

The following table summarizes the issuances of convertible redeemable preferred shares as of December 31, 2020:

Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance
			RMB	RMB
Pre-A(1)	July 21, 2017	50,000,000	RMB2.00	100,000
A-1	July 4, 2016	129,409,092	RMB6.03	780,000
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000
A-3	September 5, 2017	65,498,640	RMB9.47	620,000
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000
B-2	June 6, 2018	55,804,773	RMB14.16	790,000
B-3(2)	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283
C(3)	July 2/December 2,2019/January 23, 2020	267,198,535	US$2.23/ US$1.89	3,626,924
D	July 1, 2020	231,758,541	US$2.64/ US$2.35	3,851,034

(1)         Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were re-designated to Series Pre-A Preferred Shares (see Note 22).

(2)         Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019 (see Note 16). The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:

a)             the right to obtain additional shares to be issued in the next round of new financing for free to keep their shareholding percentage (or as converted shareholding percentage for convertible promissory notes holders) unchanged (the “Series B-3 Anti-Dilution Warrant”); and

b)             the right to acquire additional shares to be issued in next two rounds of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in their Series B-3 Preferred Shares and convertible promissory notes (the “Series B-3 Additional Warrant”).

(3)         Including 78,334,557 shares of Series C Preferred Shares issued upon the exercise of the Series B-3 Additional Warrant by certain Series B-3 Shareholders and all convertible promissory notes holders at a cash exercise price of RMB1,022,045, or RMB13.02 per share. The leading investor of Series C Preferred Shareholders was granted the right to acquire additional shares to be issued in next round of financing at a 15% discount of purchase price, up to the subscription amount equal to the investment amount in Series C Preferred Shares (the “Series C Additional Warrant”). All non-refundable cash considerations for the issuance of Series C Preferred Shares, including 4,109,127 shares registered subsequently on January 3, 2020, were received in full as of December 31, 2019 and accordingly all shares are considered issued and outstanding from accounting perspective.

On January 23, 2020, 18,916,548 shares of Series C Preferred Shares were issued upon the exercise of the Series B-3 Anti-Dilution Warrant.

The Series B-3 Anti-Dilution Warrant, the Series B-3 Additional Warrant and the Series C Additional Warrant (collectively referred as “Warrants”) were determined to be freestanding liability instruments and recorded at fair value upon initial recognition. Proceeds received from issuance of Series B-3 Preferred Shares and convertible promissory notes, and Series C Preferred Shares were first allocated to the Warrants based on their initial fair values. The Warrants were marked to the market with the changes recorded in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. The Warrants shall terminate upon the earlier of the consummation of an IPO or the occurrence of a Deemed Liquidation Event. The balance of Warrants was reduced to zero as the Warrants terminated upon the issuance of Series D.

The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C and D Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US$0.0001 per share.

The major rights, preferences and privileges of the Preferred Shares are as follows:

Conversion

Preferred Shares of the Company are convertible to Class A Ordinary Shares at any time at the option of the holders, and would automatically be converted into Class A Ordinary Shares 1) upon a Qualified IPO (“QIPO”); or 2) upon the written consent of the holders of a majority of the outstanding Preferred Shares of each class with respect to conversion of each class.

The initial conversion ratio of Preferred Shares to ordinary shares shall be 1:1, and shall be subject to adjustment and readjustment from time to time for share splits and combinations, ordinary share (on an as converted basis) dividends and distributions, reorganizations, mergers, consolidations, reclassifications, exchanges, substitutions, and dilutive issuance.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

Redemption

The Company shall redeem, at the option of any holder of outstanding Preferred Shares, all of the outstanding Preferred Shares (other than the unpaid shares) held by the requesting holder, at any time after the earliest to occur of (a) the Company fails to consummate a qualified IPO (“QIPO”) by June 30, 2023, or b) any occurrence of a material breach or any material change of the relevant laws or the occurrence of any other factors, which has resulted or is likely to result in the Company’s inability to control and consolidate the financial statements of any of the PRC subsidiaries or VIEs, each Preferred Share shall be redeemable at the option of such Preferred Shareholder, out of funds legally available therefor by the Company.

The redemption amount payable for each Preferred Share (other than the unpaid shares) will be an amount equal to 100% of the Preferred Shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the Preferred Shares’ original issue price at the rate of 8% per annum, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations, mergers or similar transactions.

Upon the redemption, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares.

Upon the Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders (including Series D issued on July 1, 2020) were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note (“Redemption Note”) for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price.

Voting Rights

The holders of the Preferred Shares shall have the right to one vote for each ordinary share into which each outstanding Preferred Share held could then be converted. The holders of the Preferred Shares vote together with the Ordinary Shareholders, and not as a separate class or series, on all matters put before the shareholders.

Dividends

Each Preferred Shareholder and Ordinary Shareholder shall be entitled to receive dividends for each share held by such holder, payable out of funds or assets when and as such funds or assets become legally available therefor pari passu with each other on a pro rata basis. Such dividends shall be payable only when, as, and if declared by the Board of Directors and shall be non-cumulative.

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2020.

Liquidation

In the event of any liquidation, the holders of Preferred Shares (except for Series Pre-A Preferred Shares) have preference over holders of Series Pre-A Preferred Shares and ordinary shares with respect to payment of dividends and distribution of assets. Upon Liquidation, Series D Preferred Shares shall rank senior to Series C Preferred Shares, Series C Preferred Shares shall rank senior to Series B-3 Preferred Shares, Series B-3 Preferred Shares shall rank senior to Series B-2 Preferred Shares, Series B-2 Preferred Shares shall rank senior to Series B-1 Preferred Shares, Series B-1 Preferred Shares shall rank senior to Series A-3 Preferred Shares, Series A-3 Preferred Shares shall rank senior to Series A-2 Preferred Shares, Series A-2 Preferred Shares shall rank senior to Series A-1 Preferred Shares, Series A-1 Preferred Shares shall rank senior to Series Pre-A Preferred Shares and ordinary shares.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

The holders of Preferred Shares (exclusive of unpaid shares and Series Pre-A Preferred Shares) shall be entitled to receive an amount per share equal to an amount equal to the higher of (1) 100% of the original issue price of such Preferred Shares, plus an aggregate interests calculated at a simple rate of 8% per annum and multiplied by a fraction and (2) the amount receivable by the Preferred Shareholders if all the assets of the Company available for distribution to shareholders is distributed ratably among all the Members on an as-converted basis. If there are still assets of the Company legally available for distribution, such remaining assets of the Company shall be distributed to the holders of issued and outstanding Series Pre-A Preferred Shares and ordinary shares.

Conversion upon IPO

In August 2020, in connection with the completion of IPO, all of the Preferred Shares were automatically converted to 1,045,789,275 Class A ordinary shares and 115,812,080 Class B ordinary shares based on the aforementioned conversion price.

Accounting for Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB317,320, RMB743,100 and RMB651,190 for the years ended December 31, 2018, 2019 and 2020, respectively.

Prior to the Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

After the Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares’ fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant initially and as of December 31, 2020. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value change recognized in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. Upon the consummation of IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features was reduced to zero.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Convertible Redeemable Preferred Shares and Warrants (Continued)

The movement of the warrants and conversion feature derivative liabilities are summarized below:

	Warrants Liabilities	Derivative Liabilities	Total
Balance at December 31, 2018	—	—	—
Issuance	174,846	1,066,013	1,240,859
Fair value change	292,305	211,859	504,164
Exercise	(45,858)	—	(45,858)
Expire (*)	(77,739)	—	(77,739)
Translation to reporting currency	8,196	19,068	27,264
Balance at December 31, 2019	351,750	1,296,940	1,648,690
Issuance	—	328,461	328,461
Fair value change	(46,812)	(225,515)	(272,327)
Exercise	(305,333)	(1,400,670)	(1,706,003)
Translation to reporting currency	395	784	1,179
Balance at December 31, 2020	—	—	—

(*)         Upon the completion of the issuance of the Series C Preferred Shares in December 2019, the unvested Series B-3 Additional Warrant to acquire additional Series C Preferred Shares at a 15% discount of purchase price expired, as such the fair value of such Series B-3 Additional Warrant reduced to zero accordingly.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23.       Convertible Redeemable Preferred Shares and Warrants (Continued)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized below:

	Series Pre-A		Series A-1		Series A-2		Series A-3		Series B-1		Series B-2		Series B-3		Series C		Series D		Total
	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2018	50,000,000	175,847	129,409,092	847,530	126,771,562	1,027,497	65,498,640	631,803	93,464,682	1,228,448	—	—	—	—	—	—	—	—	465,143,976	3,911,125
Proceeds from Series B-1 Preferred Shares	—	—	—	—	—	—	—	—	21,744,844	285,000	—	—	—	—	—	—	—	—	21,744,844	285,000
Issuance of preferred shares	—	—	—	—	—	—	—	—	—	—	48,656,111	685,594	—	—	—	—	—	—	48,656,111	685,594
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	60,128	—	72,319	—	44,655	—	108,113	—	32,105	—	—	—	—	—	—	—	317,320
Balances as of December 31, 2018	50,000,000	175,847	129,409,092	907,658	126,771,562	1,099,816	65,498,640	676,458	115,209,526	1,621,561	48,656,111	717,699	—	—	—	—	—	—	535,544,931	5,199,039
Proceeds from Series B-2 preferred shares	—	—	—	—	—	—	—	—	—	—	7,148,662	101,200	—	—	—	—	—	—	7,148,662	101,200
Conversion of convertible promissory notes into Series B-3 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	11,873,086	166,549	—	—	—	—	11,873,086	166,549
Issuance of Series B-3 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	108,077,600	1,395,015	—	—	—	—	108,077,600	1,395,015
Issuance of Series C Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	248,281,987	3,616,801	—	—	248,281,987	3,616,801
Deemed dividend to/(contribution from) preferred shareholders upon extinguishment	—	281,638	—	284,655	—	115,806	—	(15,139)	—	(310,359)	—	(130,312)	—	(8,927)	—	—	—	—	—	217,362
Bifurcation of conversion feature	—	(14,549)	—	(254,121)		(212,055)	—	(92,256)	—	(105,702)	—	(47,231)	—	(108,190)	—	(231,909)	—	—	—	(1,066,013)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	60,249	—	90,077	—	61,299	—	164,540	—	80,891	—	133,798	—	152,246	—	—	—	743,100
Effect of exchange rate changes on preferred shares	—	(8,050)	—	(17,492)	—	(18,685)	—	(10,592)	—	(22,433)	—	(11,944)	—	(27,165)	—	(1,030)	—	—	—	(117,391)
Balances as of December 31, 2019	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	—	—	910,926,266	10,255,662
Exercise of Series B-3 Anti-Dilution Warrant	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,916,548	305,333	—	—	18,916,548	305,333
Bifurcation of conversion feature	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81,082)	—	—	—	(81,082)
Issuance of preferred shares-Series D	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231,758,541	3,603,655	231,758,541	3,603,655
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	34,229	—	63,363	—	46,738	—	136,567	—	64,859	—	80,635	—	178,007	—	46,792	—	651,190
Effect of exchange rate changes on preferred shares	—	(858)	—	(1,746)	—	(1,770)	—	(964)	—	(1,899)	—	(1,040)	—	(2,613)	—	28	—	—	—	(10,862)
Conversion of preferred shares to ordinary shares	(50,000,000)	(434,028)	(129,409,092)	(1,013,432)	(126,771,562)	(1,136,552)	(65,498,640)	(665,544)	(115,209,526)	(1,482,275)	(55,804,773)	(774,122)	(119,950,686)	(1,629,102)	(267,198,535)	(3,938,394)	(231,758,541)	(3,650,447)	(1,161,601,355)	(14,723,896)
Balances as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2018, 2019 and 2020 as follows:

		For the Year Ended December 31,
		2018	2019	2020
	Numerator:
	Net loss	(1,532,318)	(2,438,536)	(151,657)
	Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(651,190)
	Deemed dividend to preferred shareholders upon extinguishment, net	—	(217,362)	—
	Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	10,862
	Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)
Including:	Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(1,482,616)	(3,260,945)	(806,358)
	Net (loss)/income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(367,022)	(20,662)	14,373

	Denominator:
	Weighted average ordinary shares outstanding—basic and diluted	255,000,000	255,000,000	870,003,278

	Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(5.81)	(12.79)	(0.93)
	Basic and diluted net (loss)/income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(1.44)	(0.08)	0.02
	Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(7.25)	(12.87)	(0.91)

For the years ended December 31, 2018, 2019 and 2020, the Company had ordinary equivalent shares, including preferred shares, options granted and convertible debts. As the Group incurred loss for the years ended December 31, 2018, 2019 and 2020, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted-average numbers of preferred shares, options granted and convertible debts excluded from the calculation of diluted loss per share of the Company were 518,689,896, 21,658,638 and 45,778,620 for the year ended December 31, 2018, 767,751,031, 30,434,096 and 51,503,724 for the year ended December 31, 2019, 669,666,355, 54,605,925 and 22,639,154 for the year ended December 31, 2020, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2018	2019	2020
Cost of sales	—	—	1,515
Research and development expenses	—	—	60,789
Selling, general and administrative expenses	—	—	80,491
Total	—	—	142,795

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options of the Group to its employees, directors and consultants. As of December 31, 2020, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options of the Group to its employees, directors and consultants. The 2020 Plan allows the Company to grant share options units up to a maximum of 30,000,000 Shares, subject to automatic annual increase. As of December 31, 2020, no award has been granted under the 2020 Plan.

The following table summarizes activities of the Company’s share options under the 2019 Plan for the years ended December 31, 2018, 2019 and 2020:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In Years	US$
Outstanding as of December 31, 2017	45,390,000	0.10	8.33	30,411
Granted	6,250,000	0.10
Forfeited	—	—
Outstanding as of December 31, 2018	51,640,000	0.10	7.57	41,312
Granted	3,430,000	0.10
Forfeited	(310,000)	0.10
Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926
Granted	4,224,000	0.10
Forfeited	(2,070,000)	0.10
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company’s 2019 Plan for the years ended December 31, 2018, 2019 and 2020 was US$0.75, US$0.99 and US$1.71, respectively, computed using the binomial option pricing model.

The number of vested and exercisable options as of December 31, 2020 was 40,410,000, with average exercise price of US$0.10 while none options were vested as of December 31, 2019.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Share-based Compensation (Continued)

The fair value of each option granted under the Company’s 2019 Plan for the years ended December 31, 2018, 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.77 - 0.89	0.90 - 1.45	1.35 - 1.90
Risk-free interest rate	3.69% - 3.92%	1.98% - 3.17%	0.69% - 1.92%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	50% - 51%	47% - 48%	45% - 46%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2020, there were US$7,241 of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.94 years and may be adjusted for future changes in forfeitures.

26. Taxation

(a)                   Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)                   Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ is qualified as a “high and new technology enterprise” under the EIT Law and is eligible for a preferential enterprise income tax rate of 15%. Other chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

Under the EIT Law enacted by the National People’s Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Taxation (Continued)

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC effective from 2008 onwards, enterprises engaging in R&D activities are entitled to claim 175% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (‘Super Deduction’). The additional deduction of 75% of qualified research and development expenses can only be claimed directly in the annual EIT filing and subject to the approval from the relevant tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax benefit for the periods presented is as follows:

	For the Year Ended December 31,
	2018	2019	2020
Deferred income tax benefit	—	—	(22,847)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense of the years presented are as follows:

	For the Year Ended December 31,
	2018	2019	2020
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)
Income tax credit computed at PRC statutory income tax rate of 25%	(291,324)	(604,468)	(47,219)
Tax effect of tax-exempt entity and preferential tax rate	97,549	230,669	30,140
Tax effect of Super Deduction and others	(139,331)	(121,177)	(144,503)
Non-deductible expenses	109	27,031	21,511
Change in valuation allowance	332,997	467,945	117,224
Income tax benefit	—	—	(22,847)

(c)               Deferred tax

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent loss and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying business. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Taxation (Continued)

The Group’s deferred tax assets (liabilities) consist of the following components:

	For the Year Ended December 31,
	2018	2019	2020
Deferred tax assets
Net operating loss carryforwards	321,077	717,495	1,144,397
Accrued expenses and others	7,385	12,545	66,773
Depreciation and amortization	5,549	26,946	16,220
Impairment of long-lived assets	68,754	73,271	7,694
Unrealized financing cost	11,401	27,520	13,125
Unrealized investment loss	5,330	29,664	—
Total deferred tax assets	419,496	887,441	1,248,209
Less: Valuation allowance	(419,496)	(887,441)	(1,004,665)
Deferred tax assets, net of valuation allowance	—	—	243,544
Deferred tax liabilities
Accelerated tax depreciation and others	—	—	(215,030)
Fair value change of certain investments	—	—	(5,667)
Total deferred tax liabilities	—	—	(220,697)
Deferred tax assets, net of valuation allowance and deferred tax liabilities	—	—	22,847

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2018	2019	2020
Valuation allowance
Balance at beginning of the year	86,499	419,496	887,441
Additions	332,997	467,945	148,458
Reversal	—	—	(31,234)
Balance at ending of the year	419,496	887,441	1,004,665

For the year ended December 31, 2020, Wheels Technology and Chongqing Lixiang Automobile had achieved pre-tax profit, and the Group forecasted these two subsidiaries are likely to continue to achieve pre-tax profit in 2021. As a result, the Group made an assessment and considered that the deferred tax assets for these two subsidiaries are more-likely-than-not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these two subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

As of December 31, 2020, the Group had net operating loss carryforwards of approximately RMB5,841,910 mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2021 to 2030. As of December 31, 2020, deferred tax assets arose from the net operating loss carryforwards amounting to RMB908,888 were provided for full valuation allowance, while the remaining RMB235,509 were expected to be utilized prior to expiration considering future taxable income for respective entities.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, investment in equity securities with readily determinable fair value, and warrants and derivative liabilities.

The following table sets the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2019 and 2020.

		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	1,814,108	—	1,814,108	—
Equity securities with readily determinable fair value	90,724	90,724	—	—
Total assets	1,904,832	90,724	1,814,108	—
Liabilities
Warrant liabilities	351,750	—	—	351,750
Derivative liabilities	1,296,940	—	—	1,296,940
Total liabilities	1,648,690	—	—	1,648,690

		Fair Value Measurement at Reporting Date Using
	Fair Value as of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Short-term investments	18,850,462	—	18,850,462	—
Equity securities with readily determinable fair value	64,916	64,916	—	—
Total assets	18,915,378	64,916	18,850,462	—

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The gain/(loss) are recognized in “investment income, net” in the consolidated statements of comprehensive loss.

Equity securities with readily determinable fair value: Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The gain/(loss) are recognized in “investment income, net” in the consolidated statements of comprehensive loss.

Warrants and derivative liabilities: as the Group’s warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, the Group uses significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair Value Measurement (Continued)

Significant factors, assumptions and methodologies used in determining the fair value of these warrants and derivative liabilities, include applying the discounted cash flow approach, and such approach involves certain significant estimates which are as follows:

Discount rates

Date	Discount Rate
January 7, 2019	31%
March 31, 2019	31%
June 30, 2019	30%
July 2, 2019	30%
September 30, 2019	29%
December 31, 2019	29%
March 31, 2020	30%
June 30, 2020	29%

The discount rates listed out in the table above were based on the cost of equity, which was calculated using the capital asset pricing model, or CAPM, the most commonly adopted method for estimating the required rate of return for equity. Under CAPM, the cost of equity was determined by considering a number of factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections.

Comparable companies

In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture and sell new energy vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

The following summarizes the roll-forward of the beginning and ending balance of the Level 3 warrants and derivative liabilities:

Total
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2018	—
Issuance	1,240,859
Unrealized fair value change loss	504,164
Exercise	(45,858)
Expire	(77,739)
Translation to reporting currency	27,264
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2019	1,648,690
Issuance	328,461
Unrealized fair value change gain	(272,327)
Exercise	(1,706,003)
Translation to reporting currency	1,179
Fair value of Level 3 warrants and derivative liabilities as of December 31, 2020	—

Unrealized fair value change loss/(gain) and expire are recorded “Changes in fair value of warrants and derivative liabilities” in the consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Fair Value Measurement (Continued)

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value, equity method investments, long-lived assets held for use and assets held for sale. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of nil, RMB5,000 and nil were recognized for the years ended December 31, 2018, 2019 and 2020, respectively. For equity method investments, no impairment loss is recognized for all years presented. The Group recorded RMB292,795 impairment loss of long-lived assets of SEV business, which has been classified as discontinued operations, in the year ended December 31, 2018, and RMB18,066 and RMB30,381 impairment loss of property, plant and equipment for the year ended December 31, 2019 and 2020, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalent, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, long-term borrowings and convertible debts.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, amounts due from related parties, prepayments and other current assets, trade and notes payable, amounts due to related parties and accruals and other current liabilities are measured at amortized cost, their fair values approximate their carrying values given their short maturities.

Long-term borrowings and convertible debts are measured at amortized cost. Their fair value was estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these long-term borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

28. Commitments and Contingencies

(a)              Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2020 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Capital commitments	259,234	233,002	26,232	—	—

(b)              Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw material. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2020 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years	Over 5 Years
Purchase obligations	2,547,799	2,547,799	—	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Commitments and Contingencies (Continued)

(c)               Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Company was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company’s acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2019 and 2020.

29. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. (“Beijing Yihang”)	Affiliate
Neolix Technologies Co., Ltd. (“Neolix Technologies”)	Affiliate
Airx (Beijing) Technology Co., Ltd. (“Airx”)	Affiliate

The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2018	2019	2020
Purchase materials from Beijing Yihang	31	6,914	58,361
Purchase R&D service from Beijing Yihang	2,412	25,106	4,368
Purchase equipment and installation service from Airx	3,233	1,994	—
Sales of battery packs and materials to Neolix Technologies	3,359	1,943	—

The Group had the following significant related party balances:

	As of December 31,
	2019	2020
Due from Neolix Technologies	1,510	678

	As of December 31,
	2019	2020
Due to Beijing Yihang	9,243	19,183
Due to Airx	521	23
Total	9,764	19,206

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise’s PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise’s PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise’s PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB8,288,297 and RMB7,644,467 as of December 31, 2019 and 2020, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020 are disclosed in Note 31.

31. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2019 and 2020.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	641,007	1,149,374	176,149
Time deposits and short-term investments	493,522	14,486,070	2,220,087
Amounts due from subsidiaries of the Group	4,917,305	14,065,341	2,155,609
Prepayments and other current assets	15,205	—	—
Total current assets	6,067,039	29,700,785	4,551,845
Non-current assets:
Investments in subsidiaries, VIEs and VIEs’ subsidiaries	81,077	42,754	6,553
Long-term investments	90,724	64,916	9,949
Total non-current assets	171,801	107,670	16,502
Total assets	6,238,840	29,808,455	4,568,347
LIABILITIES
Current liabilities:
Accruals and other current liabilities	9,019	4,858	744
Warrants and derivative liabilities	1,648,690	—	—
Total current liabilities	1,657,709	4,858	744
Total liabilities	1,657,709	4,858	744
MEZZANINE EQUITY
Series Pre-A convertible redeemable preferred shares	434,886	—	—
Series A-1 convertible redeemable preferred shares	980,949	—	—
Series A-2 convertible redeemable preferred shares	1,074,959	—	—
Series A-3 convertible redeemable preferred shares	619,770	—	—
Series B-1 convertible redeemable preferred shares	1,347,607	—	—
Series B-2 convertible redeemable preferred shares	710,303	—	—
Series B-3 convertible redeemable preferred shares	1,551,080	—	—
Series C convertible redeemable preferred shares	3,536,108	—	—
Total mezzanine equity	10,255,662	—	—
SHAREHOLDERS’ (DEFICIT)/EQUITY
Class A Ordinary shares	10	1,010	145
Class B Ordinary shares	155	235	36
Additional paid in capital	—	37,289,761	5,714,907
Accumulated other comprehensive income/(loss)	15,544	(1,005,184)	(154,041)
Accumulated deficit	(5,690,240)	(6,482,225)	(993,444)
Total shareholders’ (deficit)/equity	(5,674,531)	29,803,597	4,567,603
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	6,238,840	29,808,455	4,568,347

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
Operating expenses:
Selling, general and administrative	(14,643)	(5,114)	(9,424)	(1,444)
Total operating expenses	(14,643)	(5,114)	(9,424)	(1,444)
Loss from operations	(14,643)	(5,114)	(9,424)	(1,444)
Other income/(expense)
Interest expense	—	(9,332)	—	—
Interest income	598	20,505	4,467	685
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(1,487,183)	(2,031,371)	(520,093)	(79,708)
Change in fair value of warrants and derivative liabilities	—	(426,425)	272,327	41,736
Investment (loss)/income, net	(28,780)	14,880	106,823	16,371
Foreign exchange loss	(2,310)	(1,084)	(5,861)	(898)
Others, net	—	(595)	104	15
Loss before income tax expense	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Income tax expense	—	—	—	—
Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Accretion on convertible redeemable preferred shares to redemption value	(317,320)	(743,100)	(651,190)	(99,799)
Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	—	(217,362)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	—	117,391	10,862	1,665
Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)	(121,377)

Net loss	(1,532,318)	(2,438,536)	(151,657)	(23,243)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax	12,954	2,851	(1,020,728)	(156,423)
Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(1,172,385)	(179,666)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

31. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	224,318	26,492	109,961	16,852
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to, and investments in subsidiaries, VIEs and VIEs’ subsidiaries	(1,099,424)	(4,384,396)	(10,006,889)	(1,533,623)
Purchase of long-term investments	(100,303)	—	—	—
Placement of time deposit	—	(1,725,148)	—	—
Withdraw of time deposit	—	1,265,877	463,527	71,039
Placement of short-term investments	—	(35,157)	(75,367,086)	(11,550,511)
Withdraw of short-term investments	—	—	60,452,428	9,264,740
Net cash used in investing activities	(1,199,727)	(4,878,824)	(24,458,020)	(3,748,355)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	958,658	5,254,333	3,851,034	590,197
Proceeds from issuance of convertible promissory notes	—	168,070	—	—
Proceeds from IPO and concurrent private placements, net of issuance cost	—	—	11,034,685	1,691,139
Proceeds from follow-on offering, net of issuance costs	—	—	9,990,955	1,531,181
Net cash provided by financing activities	958,658	5,422,403	24,876,674	3,812,517
Effects of exchange rate changes on cash and cash equivalents	4,716	25,595	(20,248)	(3,104)
Net (decrease)/increase in cash, cash equivalents	(12,035)	595,666	508,367	77,910
Cash, cash equivalents at beginning of the year	57,376	45,341	641,007	98,239
Cash, cash equivalents at end of the year	45,341	641,007	1,149,374	176,149

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries and VIEs under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures.

Such investments are presented on the condensed balance sheets as “investments in subsidiaries, VIEs and VIEs’ subsidiaries” and shares in the subsidiaries and VIEs’ loss are presented as “equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries” in the condensed statements of comprehensive loss. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.

32. Subsequent Event

In March 2021, the Group adopted 2021 Share Incentive Plan and granted options to purchase 108,557,400 Class B ordinary shares to Mr. Xiang Li, the founder and the CEO of the Company, with certain performance-based vesting conditions.