Form 20-F
period 2021-12-31
Li Auto Inc.
filed 2022-04-19
CIK 1791706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
(Name, Telephone, Email and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares, par value US$0.0001 per share Class A ordinary shares, par value US$0.0001 per share	LI 2015	The Nasdaq Stock Market LLC (The Nasdaq Global Select Market) The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

1,682,307,746 Class A ordinary shares (excluding the 27,595,584) Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2021.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

⌧    Yes    ◻    No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻    Yes    ⌧    No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧    Yes    ◻    No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧    Yes    ◻    No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ⌧	Accelerated Filer ◻
Non-Accelerated Filer ◻	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

◻

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

◻    Item 17    ◻    Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐    Yes    ⌧    No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13, or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

◻    Yes    ◻    No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADAS” refers to advanced driver-assistance systems;
●	“ADRs” refers to the American depositary receipts that evidence our ADSs;
●	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares;
●	“BOM” refers to bill of materials;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau, and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
●	“FOTA” refers to firmware over-the-air, a technology that updates vehicle firmware and software remotely through cloud network;
●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“HPC” refers to high-power charging;
●	“ICE” refers to internal combustion engine;
●	“Li Auto,” “we,” “us,” “our company,” or “our” refers to Li Auto Inc., our Cayman Islands holding company, and its subsidiaries and, when describing our operations and consolidated financial information, also including our VIEs and their respective subsidiaries;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Meituan” refers to Meituan, formerly known as Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong;
●	“MPVs” refers to multi-purpose vehicles;
●	“NEDC” refers to New European Driving Cycle;
●	“NEVs” refers to new energy passenger vehicles, primarily including (i) “BEVs,” which refers to battery electric passenger vehicles, (ii) “EREVs,” which refers to extended-range electric passenger vehicles, and (iii) “PHEVs,” which refers to plug-in hybrid electric passenger vehicles;

●	“NOA” refers to navigation on ADAS;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SUVs” refers to sport utility vehicles;
●	“US$” or “U.S. dollars” refers to the legal currency of the United States; and
●	“VIEs” refers to variable interest entities, and “our VIEs” refers to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report on Form 20-F contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts could have been, or could be, converted into U.S. dollars, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview,” and “Item 5. Operating and Financial Review and Prospects.” These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions, and results of operations;
●	the expected outlook of the automotive market including the NEV market in China;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with users, suppliers, third-party service providers, strategic partners, and other stakeholders;
●	competition in our industry
●	relevant government policies and regulations relating to our industry; and
●	general economic and business conditions globally and in China.

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

Our Holding Company Structure and Contractual Arrangements with Our VIEs and Their Shareholders

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through our VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, our VIEs, and their nominee shareholders to control the business operations of our VIEs. Revenues contributed by our VIEs accounted for 100.0%, 84.6%, and 23.3% of our total revenues in 2019, 2020, and 2021, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Li Auto” refers to Li Auto Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our VIEs in China, including but not limited to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information. Investors in our ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

A series of contractual agreements, including powers of attorney, business operation agreement, equity pledge agreements, exclusive consultation and service agreements, and equity option agreements, have been entered into by and among our PRC subsidiaries, our VIEs, and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure— Contractual Arrangements with Our VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries, and we may incur substantial costs to enforce the terms of the arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with our VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of our VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with our VIEs. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries and VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection on our auditors by the Public Company Accounting Oversight Board, or the PCAOB, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB, which may impact our ability to remain listed on a United States or other foreign exchange. The related risks and uncertainties could cause the value of our ADSs to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and our VIEs in China, including, among others, a Survey and Mapping Qualification Certificate, a Value-added Telecommunication Business Operating License for Internet Information Service, or ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), an Internet Culture Business Permit, and an Operating License for the Production and Dissemination of Radio and Television Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.”

Furthermore, in connection with our issuance of securities to foreign investors in the past, under current PRC laws, regulations, and rules, as of the date of this annual report, we, our PRC subsidiaries, and our VIEs (i) are not required to obtain permissions from or complete filings with the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.

However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas by and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China— The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

Cash and Asset Flows Through Our Organization

Li Auto Inc. is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Li Auto Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by our VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Li Auto Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Li Auto Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Uncertainties regarding the interpretation and implementation of the contractual arrangements with the VIEs could limit our ability to enforce such agreements. If the PRC government deems that our contractual arrangements constituting part of the VIE structure do not comply with PRC laws and regulations, or if current laws and regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the VIE agreements may be seriously hindered.

Under PRC laws and regulations, our PRC subsidiaries and VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of our VIEs in which we have no legal ownership. As of December 31, 2019, 2020, and 2021, the total amount of such restriction to which our PRC subsidiaries and VIEs and their subsidiaries are subject was RMB8,288 million, RMB7,644 million, and RMB11,417 million (US$1,792 million), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, Li Auto Inc. may fund our PRC subsidiaries only through capital contributions or loans and fund our VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2019, 2020, and 2021, the outstanding balance of the principal amount of loans by Li Auto Inc. to our intermediate holding companies, subsidiaries and VIEs was RMB4,917 million, RMB14,065 million, and RMB23,763 million (US3,729 million), respectively.

Current PRC regulations permit our PRC subsidiaries, including Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and VIEs and their subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Wheels Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect Wheels Technology’s ability to pay dividends and other distributions to us. Any limitation on the ability of our PRC subsidiaries, including Wheels Technology, to distribute dividends to us or on the ability of the VIEs to make payments to Wheels Technology may restrict our ability to satisfy our liquidity requirements.

Taxation on Dividends or Distributions

Li Auto Inc.’s source of dividend partly comes from dividends paid by its PRC subsidiaries, including Wheels Technology, which in part depends on payments received from the VIEs under the contractual arrangements with the VIEs. We have never declared or paid any dividend on our ordinary shares and we do not currently intend to pay dividends to shareholders or holders of ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. The undistributed earnings that are subject to dividend tax are expected to be indefinitely reinvested for the foreseeable future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Under the current laws of the Cayman Islands, Li Auto Inc. is not subject to tax on income or capital gains. Upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed. For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge our VIEs for services provided to VIEs. These service fees shall be recognized as expenses of our VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by our VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of our VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of our VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), our VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in our VIEs. This would result in such transfer being non-deductible expenses for our VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

As of December 31, 2021, our VIEs and its subsidiaries were in the accumulated deficit position, therefore, our VIEs and its subsidiaries did not pay any service fees to Wheels Technology.

Financial Information Relating to Our VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidated Statements of Loss Information

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Third-party revenues	—	20,715,104	—	6,294,675	—	27,009,779
Inter-company revenues(1)	—	5,891,611	2,471,182	22,287,788	(30,650,581)	—

Third-party cost	—	(992,755)	(83,709)	(20,171,861)	—	(21,248,325)
Inter-company cost	—	(20,557,830)	—	(5,891,611)	26,449,441	—

Third-party expenses	(28,140)	(2,553,106)	(1,796,341)	(2,401,187)	—	(6,778,774)
Inter-company expenses	—	(3,860,317)	(2,877)	(65,750)	3,928,944	—

Share of (loss)/income from subsidiaries and VIEs(2)	(563,106)	2,811,080	2,273,551	(13)	(4,521,512)	—
Other (expense)/income	269,791	(2,016,893)	504	2,610,121	985	864,508
(Loss)/income before income tax expenses	(321,455)	(563,106)	2,862,310	2,662,162	(4,792,723)	(152,812)
Less: income tax expenses	—	—	(51,230)	(117,413)	—	(168,643)
Net (loss)/income	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)
Net loss attributable to shareholders of Li Auto Inc.	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Third-party revenues	—	1,455,542	—	8,001,067	—	9,456,609
Inter-company revenues(1)	—	7,877,944	746,071	8,553,798	(17,177,813)	—

Third-party cost	—	(92,933)	(23,751)	(7,790,586)	—	(7,907,270)
Inter-company cost	—	(7,682,609)	—	(7,877,944)	15,560,553	—

Third-party expenses	(9,424)	(374,899)	(475,846)	(1,358,507)	—	(2,218,676)
Inter-company expenses	—	(1,575,267)	—	(25,858)	1,601,125	—

Share of loss from subsidiaries and VIEs(2)	(520,093)	(188,821)	(489,716)	(1,179)	1,199,809	—
Other income	377,860	59,771	340	40,309	2,180	480,460
Loss before income tax expenses	(151,657)	(521,272)	(242,902)	(458,900)	1,185,854	(188,877)
Less: income tax benefit (expenses)	—	—	59,156	(36,309)	—	22,847
Net loss from continuing operations	(151,657)	(521,272)	(183,746)	(495,209)	1,185,854	(166,030)
Net income from discontinued operations, net of tax	—	—	—	14,373	—	14,373
Net loss	(151,657)	(521,272)	(183,746)	(480,836)	1,185,854	(151,657)
Less: Net income/(loss) attributable to non-controlling interests	—	1,179	—	5,075	(6,254)	—
Net loss attributable to shareholders of Li Auto Inc.	(151,657)	(520,093)	(183,746)	(475,761)	1,179,600	(151,657)

	For the Year Ended December 31, 2019
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Third-party revenues	—	—	—	284,367	—	284,367
Inter-company revenues(1)	—	352,672	44,840	974,313	(1,371,825)	—

Third-party cost	—	—	—	(284,462)	—	(284,462)
Inter-company cost	—	(330,881)	(632)	(352,672)	684,185	—

Third-party expenses	(5,114)	(88,972)	(88,790)	(1,675,643)	—	(1,858,519)
Inter-company expenses	—	(127,200)	—	—	127,200	—

Share of loss from subsidiaries and VIEs(2)	(2,031,371)	(1,859,589)	(1,820,338)	(5,783)	5,717,081	—
Other (expense)/income	(402,051)	16,816	(640)	(174,403)	1,018	(559,260)
Loss before income tax expenses	(2,438,536)	(2,037,154)	(1,865,560)	(1,234,283)	5,157,659	(2,417,874)
Less: income tax expenses	—	—	—	—	—	—
Net loss from continuing operations	(2,438,536)	(2,037,154)	(1,865,560)	(1,234,283)	5,157,659	(2,417,874)
Net loss from discontinued operations, net of tax	—	—	—	(20,662)	—	(20,662)
Net loss	(2,438,536)	(2,037,154)	(1,865,560)	(1,254,945)	5,157,659	(2,438,536)
Less: Net income/ (loss) attributable to non-controlling interests	—	5,783	—	(5,971)	188	—
Net loss attributable to shareholders of Li Auto Inc.	(2,438,536)	(2,031,371)	(1,865,560)	(1,260,916)	5,157,847	(2,438,536)

Condensed Consolidated Balance Sheet Information

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	14,762,875	7,778,303	1,246	5,311,800	—	27,854,224
Restricted cash	—	222,899	—	2,415,941	—	2,638,840
Time deposits and short-term investments	7,020,662	4,321,036	—	8,326,541	—	19,668,239
Trade receivable	—	17,137	348	103,056	—	120,541
Amounts due from the Group companies(4)	23,763,053	32,475,611	2,160,737	23,402,104	(81,801,505)	—
Inventories(3)	—	225,739	—	1,396,992	(4,841)	1,617,890
Prepayments and other current assets	10,211	202,098	47,969	220,402	—	480,680
Investments in subsidiaries(2)	890,788	4,082,357	—	—	(4,973,145)	—
Investments in VIEs and VIEs’ subsidiaries(2)	—	—	2,743,171	—	(2,743,171)	—
Long-term investments	28,452	30,000	—	97,854	—	156,306
Property, plant and equipment, net(3)	—	2,059,011	73,871	2,329,507	35,880	4,498,269
Operating lease right-of-use assets, net	—	1,274,429	55,189	731,874	—	2,061,492
Intangible assets, net(3)	—	67,467	897,107	703,274	(916,388)	751,460
Deferred tax assets, non-current	—	11,969	7,927	—	—	19,896
Other non-current assets	—	854,214	19,188	1,107,674	—	1,981,076
Total assets	46,476,041	53,622,270	6,006,753	46,147,019	(90,403,170)	61,848,913

Short-term borrowings	—	5,495	—	31,547	—	37,042
Trade and notes payable	—	782,323	46,546	8,547,181	—	9,376,050
Amounts due to the Group companies(4)	—	48,287,134	1,547,360	31,999,140	(81,833,634)	—
Amounts due to related parties	—	30,000	6,178	1,277	—	37,455
Deferred revenue, current	—	305,092	—	—	—	305,092
Operating lease liabilities, current	—	365,967	26,672	80,606	—	473,245
Accruals and other current liabilities	13,798	1,074,630	275,904	515,036	—	1,879,368
Deferred revenue, non-current	—	380,949	—	8,704	—	389,653
Long-term borrowings	5,397,941	83,505	—	479,453	—	5,960,899
Operating lease liabilities, non-current	—	629,939	20,258	719,628	—	1,369,825
Other non-current liabilities	—	786,448	1,478	14,333	—	802,259
Deferred tax liabilities, non-current	—	—	—	153,723	—	153,723
Total liabilities	5,411,739	52,731,482	1,924,396	42,550,628	(81,833,634)	20,784,611
Total shareholders’ equity	41,064,302	890,788	4,082,357	3,596,391	(8,569,536)	41,064,302
Total liabilities and shareholders’ equity	46,476,041	53,622,270	6,006,753	46,147,019	(90,403,170)	61,848,913

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	1,149,374	6,226,498	16,276	1,546,193	—	8,938,341
Restricted cash	—	—	—	1,234,178	—	1,234,178
Time deposits and short-term investments	14,486,070	2,633,622	—	2,581,690	—	19,701,382
Trade receivable	—	12,278	—	103,271	—	115,549
Amounts due from the Group companies(4)	14,065,341	12,668,785	415,205	7,704,630	(34,853,961)	—
Inventories(3)	—	788,251	—	271,379	(11,626)	1,048,004
Prepayments and other current assets	—	59,725	39,869	254,061	—	353,655
Investments in subsidiaries(2)	42,754	322,073	—	609,748	(974,575)	—
Investments in VIEs and VIEs’ subsidiaries(2)	—	—	(94,494)	—	94,494	—
Long-term investments	64,916	—	—	97,937	—	162,853
Property, plant and equipment, net(3)	—	86,992	44,594	2,335,824	11,277	2,478,687
Operating lease right-of-use assets, net	—	88,914	5,958	1,182,134	—	1,277,006
Intangible assets, net(3)	—	—	583,220	682,083	(582,022)	683,281
Deferred tax assets, non-current	—	—	59,156	—	—	59,156
Other non-current assets	—	69,913	32,740	218,531	—	321,184
Total assets	29,808,455	22,957,051	1,102,524	18,821,659	(36,316,413)	36,373,276

Trade and notes payable	—	42,624	10,245	3,107,646	—	3,160,515
Amounts due to the Group companies(4)	—	21,958,215	692,390	12,203,705	(34,854,310)	—
Amounts due to related parties	—	—	—	19,206	—	19,206
Deferred revenue, current	—	40,790	—	230,720	—	271,510
Operating lease liabilities, current	—	37,741	2,757	170,033	—	210,531
Accruals and other current liabilities	4,858	115,388	73,482	453,731	—	647,459
Deferred revenue, non-current	—	32,760	—	102,898	—	135,658
Long-term borrowings	—	—	—	511,638	—	511,638
Operating lease liabilities, non-current	—	50,221	1,577	973,455	—	1,025,253
Finance lease liabilities, non-current	—	—	—	366,883	—	366,883
Other non-current liabilities	—	26,810	—	157,907	—	184,717
Deferred tax liabilities, non-current	—	—	—	36,309	—	36,309
Total liabilities	4,858	22,304,549	780,451	18,334,131	(34,854,310)	6,569,679
Non-controlling interests	—	609,748	—	—	(609,748)	—
Total shareholders’ equity	29,803,597	42,754	322,073	487,528	(852,355)	29,803,597
Total liabilities, non-controlling interests and shareholders’ equity	29,808,455	22,957,051	1,102,524	18,821,659	(36,316,413)	36,373,276

Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net cash provided by/(used in) inter-company transactions(5)	—	(8,365,873)	1,024,591	7,341,282	—	—
Net cash provided by/(used in) other transactions	367,063	18,198,999	(1,532,536)	(8,693,141)	—	8,340,385
Net cash provided by/ (used in) operating activities	367,063	9,833,126	(507,945)	(1,351,859)	—	8,340,385

Inter-company loan financing to Group companies(6)	(10,157,678)	(15,423,324)	—	—	25,581,002	—
Other investing activities with external entities	7,252,559	(2,797,315)	(71,443)	(8,641,045)	—	(4,257,244)
Net cash used in investing activities	(2,905,119)	(18,220,639)	(71,443)	(8,641,045)	25,581,002	(4,257,244)

Inter-company loan financing from Group companies(6)	—	10,157,678	564,358	14,858,966	(25,581,002)	—
Other financing activities with external entities	16,539,225	89,000	—	81,308	—	16,709,533
Net cash provided by financing activities	16,539,225	10,246,678	564,358	14,940,274	(25,581,002)	16,709,533

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals
	(RMB in thousands)
Net cash provided by/(used in) inter-company transactions(5)	—	(2,813,046)	618,704	2,194,342	—	—
Net cash provided by/(used in) other transactions	109,961	2,111,172	(427,398)	1,346,069	—	3,139,804
Net cash provided by/ (used in) operating activities	109,961	(701,874)	191,306	3,540,411	—	3,139,804

Inter-company loan financing to Group companies(6)	(10,006,889)	(602,462)	(701,169)	—	11,310,520	—
Other investing activities with external entities	(14,451,131)	(2,550,950)	(69,662)	(1,665,982)	—	(18,737,725)
Net cash (used in)/ provided by investing activities	(24,458,020)	(3,153,412)	(770,831)	(1,665,982)	11,310,520	(18,737,725)

Inter-company loan financing from Group companies(6)	—	10,006,889	508,336	795,295	(11,310,520)	—
Other financing activities with external entities	24,876,674	(21,277)	—	(144,700)	—	24,710,697
Net cash provided by/ (used in) financing activities	24,876,674	9,985,612	508,336	650,595	(11,310,520)	24,710,697

	For the Year Ended December 31, 2019
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Net cash provided by/(used in) inter-company transactions(4)	—	—	—	—	—	—
Net cash provided by/(used in) other transactions	26,492	(155,054)	(57,713)	(1,607,435)	—	(1,793,710)
Net cash provided by/ (used in) operating activities	26,492	(155,054)	(57,713)	(1,607,435)	—	(1,793,710)

Inter-company loan financing to Group companies(5)	(4,384,396)	(4,059,556)	—	—	8,443,952	—
Other investing activities with external entities	(494,428)	(103,444)	—	(1,976,964)	—	(2,574,836)
Net cash (used in)/ provided by investing activities	(4,878,824)	(4,163,000)	—	(1,976,964)	8,443,952	(2,574,836)

Inter-company loan financing from Group companies(5)	—	4,516,396	145,178	3,782,378	(8,443,952)	—
Other investing activities with external entities	5,422,403	233,287	—	—	—	5,655,690
Net cash provided by/ (used in) financing activities	5,422,403	4,749,683	145,178	3,782,378	(8,443,952)	5,655,690

Notes:

(1)	It represents the elimination of the inter-company technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets.
(2)	It represents the elimination of the investment in VIEs and our subsidiaries by the Parent.
(3)	It represents the elimination of the unrealized profit from inter-company sales of vehicles and inter-company transfer of assets.
(4)	It represents the elimination of intercompany balances among parent, VIEs and our subsidiaries. As of December 31, 2019, 2020, and 2021, there were no balances for management fees charged to VIEs.
(5)	For the years ended December 31, 2019, 2020, and 2021, cash paid by subsidiaries to VIEs for technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets were nil, RMB 2,194 million and RMB7,341 million, respectively. For the years ended December 31, 2019, 2020 and 2021, no management fees were paid by VIEs to Wheels Technology as each of the VIEs was in an accumulated deficit as of December 31, 2021 (pursuant to each management fee arrangement with the VIEs).
(6)	For the year ended December 31, 2019, 2020, and 2021, inter-company loan financing paid by subsidiaries to VIEs were RMB3,782 million, RMB795 million, and RMB 14,859 million, respectively.

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2019, 2020, and 2021 and the selected consolidated balance sheet data as of December 31, 2020 and 2021 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of comprehensive loss data for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Loss Data:
Revenues:
—Vehicle sales	—	280,967	9,282,703	26,128,469	4,100,127
—Other sales and services	—	3,400	173,906	881,310	138,297
Total revenues	—	284,367	9,456,609	27,009,779	4,238,424
Cost of sales(1):
—Vehicle sales	—	(279,555)	(7,763,628)	(20,755,578)	(3,257,003)
—Other sales and services	—	(4,907)	(143,642)	(492,747)	(77,323)
Total cost of sales	—	(284,462)	(7,907,270)	(21,248,325)	(3,334,326)
Gross (loss)/profit	—	(95)	1,549,339	5,761,454	904,098
Operating expenses:
—Research and development(1)	(793,717)	(1,169,140)	(1,099,857)	(3,286,389)	(515,706)
—Selling, general and administrative(1)	(337,200)	(689,379)	(1,118,819)	(3,492,385)	(548,031)
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(6,778,774)	(1,063,737)
Loss from operations	(1,130,917)	(1,858,614)	(669,337)	(1,017,320)	(159,639)
Other (expense)/income	(34,379)	(559,260)	480,460	864,508	135,661
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(152,812)	(23,978)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(321,455)	(50,442)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)	(321,455)	(50,442)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	870,003,278	1,853,320,448	1,853,320,448
Net loss per share attributable to ordinary shareholders
Basic and diluted	(7.25)	(12.87)	(0.91)	(0.17)	(0.03)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(321,455)	(50,442)
Total other comprehensive income/(loss), net of tax	12,954	2,851	(1,020,728)	(516,687)	(81,079)
Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(1,172,385)	(838,142)	(131,521)
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	(838,142)	(131,521)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	—	1,515	26,713	4,192
Research and development expenses	—	—	60,789	741,793	116,404
Selling, general and administrative expenses	—	—	80,491	332,850	52,231
Total	—	—	142,795	1,101,356	172,827

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	70,192	1,296,215	8,938,341	27,854,224	4,370,936
Restricted cash	25,000	140,027	1,234,178	2,638,840	414,092
Time deposits and short-term investments	859,913	2,272,653	19,701,382	19,668,239	3,086,376
Total assets	5,780,940	9,513,422	36,373,276	61,848,913	9,705,443
Total liabilities	2,977,676	4,932,291	6,569,679	20,784,611	3,261,558
Total mezzanine equity	5,199,039	10,255,662	—	—	—
Total shareholders’ (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	41,064,302	6,443,885
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,780,940	9,513,422	36,373,276	61,848,913	9,705,443

The following table sets forth our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	8,340,385	1,308,788
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(4,257,244)	(668,054)
Net cash provided by financing activities	1,108,658	5,655,690	24,710,697	16,709,533	2,622,090
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	(376,646)	(472,129)	(74,086)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	8,736,130	20,320,545	3,188,738
Cash, cash equivalents and restricted cash at the beginning of the year	521,883	95,523	1,436,389	10,172,519	1,596,290
Cash, cash equivalents and restricted cash at the end of the year	95,523	1,436,389	10,172,519	30,493,064	4,785,028

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risks Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and face significant challenges as a new entrant into our industry.
●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

●	We currently depend on revenues generated from a single model of vehicles and in the foreseeable future from a limited number of models.
●	We are subject to risks associated with EREVs.
●	We recorded net losses and had negative net cash flows from operations in the past, and we have not been profitable, which may continue in the future.
●	Our vehicles may not perform in line with user expectations and may contain defects.
●	We may not be successful in the highly competitive China automotive market.
●	Our research and development efforts may not yield the results as expected.
●	We could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
●	Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and our VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business and results of operations.

●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.
●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.

Risks Relating to our ADSs and Class A Ordinary Shares

●	The trading price of our ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were founded in 2015, started volume production of our first vehicle model, Li ONE, in November 2019, and delivered over 124,000 Li ONEs as of December 31, 2021. There is limited historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into our industry, including with respect to our ability to continually advance our EV technologies such as EREV and HPC BEV technologies, develop and manufacture safe, reliable, and quality vehicles that appeal to users, achieve vehicle delivery and servicing in a large volume, turn profitable, build a well-recognized and respected brand cost-effectively, expand our vehicle lineup, navigate the evolving regulatory environment, improve and maintain our operating efficiency, manage supply chain effectively, adapt to changing market conditions, including technological developments and changes in competitive landscape, and manage our growth effectively.

While we currently focus on SUVs equipped with range extension systems, we will introduce new models in other categories or using other technologies that we have less experience in, such as BEV models or BEV technologies, as we may adjust our strategies and plans from time to time to remain competitive as a new entrant into our industry. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to users. Our production volume can be increased to 200,000 vehicles per year with our increased efficiency and technological capabilities. Our Changzhou manufacturing facility will continue to produce Li ONE and our planned full-size premium SUV based on the X platform to be launched in 2022. We cannot assure you that our operation and development of the Changzhou factory for our new model pipeline will be fully completed on time, or at all. In addition, although we officially commenced construction of our Beijing manufacturing base in October 2021, our production capacity may not be sufficient to meet the future demand of our vehicles. To date we have limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume are and will be subject to risks, including with respect to:

●	lack of necessary funding;
●	delays or disruptions in our supply chain;
●	delays in the research and development of technologies necessary for our vehicles;
●	quality control deficiencies;
●	compliance with environmental, workplace safety, and relevant regulations; and
●	cost overruns.

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

We currently depend on revenues generated from a single model of vehicles and in the foreseeable future from a limited number of models.

Our business currently depends substantially on the sales and success of Li ONE, which is our only production model in the market until the introduction of our planned full-size premium smart extended-range electric SUV in 2022, and more extended-range electric models and HPC BEV models in the future. To the extent our product variety and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of vehicle models, to the extent a particular model, such as our planned HPC BEV model, is not timely launched or well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

Our vehicles are designed and manufactured for Chinese families, and this is likely the case in the foreseeable future. If the demand for our vehicles significantly decreases, due to a significant change in the average spending power of Chinese families, significant decrease in the number of Chinese families, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

In addition, our single standard configuration with a flat price for Li ONE may not be as effective as intended. We provide premium and technology features that are typically offered as costly add-ons by our competitors as standard in Li ONE, to save users’ time and money while alleviating our burden in production, sales, and support. However, we cannot assure you that such endeavors will succeed. Users may prefer personalized features based on diversified tastes and needs. In addition, our flat pricing could still exceed certain users’ budget significantly. To the extent that we are unable to meet various user needs in promoting our single standard configuration with flat pricing for Li ONE, our business may be materially and adversely affected.

We are subject to risks associated with EREVs.

EREV technologies are advanced technologies with limited instances of successful commercialization. We cannot assure you that EREVs will continue to be accepted by the market. Moreover, our business and future results of operations will depend on our ability to continue to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other EV technologies, including BEV technology, which may reduce the competitive advantages of EREV technology. As technologies evolve, we plan to upgrade or adapt our vehicles and introduce new models with the latest technologies, including EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and user feedback, and respond effectively to technological changes and policy and regulatory developments.

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

We also believe that user confidence in EREVs is essential in promoting our vehicles. As a result, consumers will be less likely to purchase our EREVs if they are not convinced of the technical and functional superiority of EREVs. Any defects in or significant malfunctioning of the range extension system, or any negative perceptions of EREVs with or without any grounds, may weaken consumer confidence in EREVs, cause safety concerns among consumers, and negatively impact our brand name, financial condition, and results of operations. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with us if they are not convinced that our business will succeed.

We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.

We have not been profitable since our inception. We incurred net loss of RMB2.4 billion, RMB151.7 million, and RMB321.5 million (US$50.4 million) in 2019, 2020, and 2021, respectively. In 2019, we had negative net cash flows from operating activities of RMB1.8 billion, while in 2020 and 2021, we had positive net cash flows from operating activities of RMB3.1 billion and RMB8.3 billion (US$1.3 billion), respectively. We made capital expenditures of RMB952.9 million, RMB675.2 million, and RMB4.0 billion (US$628.9 million) in 2019, 2020, and 2021, respectively. The pressure on us to maintain positive cash flow may be exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases and borrowings. We expect to continue to invest in research and development, production ramp-up of Li ONE, expansion of the production volume of our Changzhou manufacturing base and development of other manufacturing facilities, and expansion of retail stores, galleries, and delivery and servicing centers to further expand our business. These investments may not result in revenue increase, or at all, and we may have negative net cash flows from operations again in the future.

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

We may not be successful in the highly competitive China automotive market.

The China automotive market is highly competitive. We compete with ICE vehicles as well as new energy vehicles, including BEVs. Many of our current and potential competitors or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles.

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

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, or negative publicity about third parties that use the same or similar brand name as ours, can harm our reputation, business, and results of operations, even if they are baseless, irrelevant, or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the NEV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, including WeChat and Weibo in China, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm user perceptions and confidence in our brand. Perceived or actual concerns on battery deterioration that are often associated with NEVs could also negatively impact user confidence in EREVs and our vehicles in particular. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

Our research and development efforts may not yield the results as expected.

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next-generation EREV powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. In 2019, 2020, and 2021, our research and development expenses amounted to RMB1.2 billion, RMB1.1 billion, and RMB3.3 billion (US$515.7 million), respectively. Our research and development expenses accounted for 11.6% and 12.2% of our total revenues in 2020 and 2021, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

We could experience disruptions in supply of raw materials or components used in our vehicles from our suppliers, some of which are our single-source suppliers for the components they supply.

We collaborate with various suppliers for sourced parts, including battery cells and semiconductor chips, to build our Li ONE. Some of the suppliers are currently our single-source suppliers selected from two or more suppliers that are readily available in the market for these components, and we expect that this may continue for our future vehicles that we may produce. We also rely on key raw materials, such as steel and aluminum, sourced from our suppliers. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. Although we reserve the flexibility to obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. Following the disruptions to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, there is an ongoing global chip shortage, which would materially and adversely affect the automotive industry. The emergence of the COVID-19 cases caused by the Omicron variants in the Yangtze Delta region in early 2022 also negatively affected the supply of certain parts for our production. The supply chain exposes us to multiple potential sources of delivery failure or component shortages.

We do not control our suppliers or their business practices. Accordingly, we cannot assure you that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Additionally, we cannot assure you the suppliers’ compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

Furthermore, qualifying alternate suppliers or developing our own replacements for certain highly customized components of Li ONE may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. We cannot assure you that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our suppliers’ ability to deliver components to us on a timely basis. Moreover, if we experience a significant increase in demand or need to replace our existing suppliers, we cannot assure you that additional supplies will be available when required on terms that are favorable to us, or at all, or that any supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Orders for Li ONE may be canceled by users despite their deposit payment and online confirmation.

Our users may cancel their orders for many reasons outside of our control, and we have experienced cancelation of orders in the past. In addition, users may terminate their orders even after they have paid deposits and waited for 24 hours upon which their orders automatically become confirmed orders and the deposits become non-refundable. The potentially long wait from reservation to delivery could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of Li ONE or future vehicle models, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancelations could harm our business, brand image, financial condition, results of operations, and prospects.

Our future growth is dependent on the consumer demand for NEVs.

The demand for our vehicles will highly depend upon consumers’ demand for and adoption of NEVs, including EREVs and BEVs. The market for NEVs is still rapidly evolving, characterized by rapidly changing technologies, intense competition, evolving government regulation and industry standards, and changing consumer demands and behaviors.

Other factors that may influence the adoption of NEVs include:

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including BEV and EREV technologies, regenerative braking systems, and autonomous driving;
●	perceptions about NEV quality, safety, design, performance, and cost, especially if adverse events or accidents occur that are linked to the quality or safety of NEVs, whether or not such vehicles are produced by us or other automakers;
●	concerns about electric grid capacity and reliability and the availability of other supporting infrastructure;
●	the availability of servicing for NEVs;
●	the actual or perceived deterioration of battery capacity over time;
●	the environmental consciousness of consumers;
●	access to charging stations and cost of charging vehicles;
●	the availability of tax and other governmental incentives to purchase and operate NEVs or future regulation requiring increased use of nonpolluting vehicles;

●	improvements in the fuel economy of the ICE vehicles; and
●	macroeconomic factors.

Any of the factors described above may change the consumer demand for our vehicles, including causing current or prospective users not to purchase our vehicles. If the market for NEVs, and HPC BEVs in particular, does not develop as we expect or develops more slowly than we expect, our business, financial condition, results of operations, and prospects will be affected.

Our future growth is dependent on the consumer demand for passenger vehicles, the prospects of which are subject to many uncertainties.

Although China is currently one of the world’s major automotive markets, we cannot predict how the consumer demand for passenger vehicles will develop in the future. China’s passenger vehicle sales volume reached 24.4 million units in 2018. However, since July 2018, China’s automotive industry had experienced negative year-over-year growth in sales volume, and new automobile purchases in China had been declining consecutively until April 2020. COVID-19 also had a significant adverse impact on automobile sales in China in the first quarter of 2020. As a result, China’s passenger vehicles sales volume decreased by 9.6% to 21.4 million units in 2019, and further decreased by 6.0% to 20.2 million units in 2020, but increased by 6.5% to 21.5 million in 2021.

Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China’s automotive industry may be affected by many factors, including continuing impact of the COVID-19 pandemic, general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition and results of operations could be materially and adversely affected.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles. There are uncertainties about government support for HPC network, which is essential to our plan to launch HPC BEVs.

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the PRC State Administration for Market Regulation, or the SAMR, and the PRC National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. As an EREV, Li ONE is equipped with both an ICE-based range extension system and electric motors, and is thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, in January 2018, the Beijing municipal government announced that it would only allow BEVs to be considered the NEVs exempt from the license plate restrictions, and EREVs would be treated as ICE vehicles in Beijing for the purposes of obtaining license plates. On December 10, 2018, the National Development and Reform Commission, or the NDRC, promulgated the Provisions on Administration of Investment in Automotive Industry, effective on January 10, 2019, which categorize EREVs as electric vehicles, although its impact on the Beijing municipal government’s license plate policy remained uncertain. Similarly, in February 2021, the local counterpart of the NDRC and other four governmental authorities in Shanghai announced similar arrangements that only BEVs would be considered the NEVs exempt from the license plate restrictions starting from January 1, 2023. As a result, Li ONEs sold in Beijing and Shanghai may not enjoy the exemptions from the license plate restrictions available to the BEVs. There are uncertainties whether the arrangements regarding license plate restrictions will reduce the demand for EREVs, and Li ONEs in particular, in Beijing and Shanghai, which are two of the major markets for Li ONEs. Although we are currently not aware of any government plan to adopt similar policies in areas other than Beijing and Shanghai, changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for Li ONE and our future vehicles, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. EREVs enjoy certain favorable government incentives and subsidies, including exemption from vehicle purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. However, China’s central government has begun implementing a phase-out schedule for the subsidies provided for purchasers of certain NEVs. Currently, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the selling price of Li ONE is higher than the threshold.

Li ONE used to be eligible for a government subsidy of RMB10,000 per individual buyer before April 2020, which already had been effectively reflected in the then selling price of RMB328,000 (approximately US$51,500). Such government subsidy was reduced to RMB8,500 per individual buyer from April to July 2020. After July 2020, Li ONE is no longer eligible for such government subsidy. The selling price of the Li ONE had remained to be RMB328,000 (approximately US$51,500), regardless of whether Li ONE is eligible for the government subsidy, until the release of the 2021 Li ONE on May 25, 2021 when the selling price was changed to RMB338,000 (approximately US$53,000). Therefore, the phase-out and cessation of the government subsidies had resulted in a decrease of our revenues per vehicle. From April 1, 2022, the selling price of Li ONE was further changed to RMB349,800 (approximately US$54,900).

Moreover, we cannot assure you that we will be able to successfully commercialize or otherwise offer vehicles that meet this subsidy threshold. We cannot assure you that any further changes would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally.

Our vehicles sales are also impacted by government policies including tariffs on imported cars. According to an announcement by the PRC government, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. The restriction on foreign ownership of automakers for NEVs was lifted in 2018. In addition, pursuant to the Special Administrative Measures for Market Access of Foreign Investment (2021), or the 2021 Negative List, which was jointly promulgated by the NDRC and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, there is no restriction on foreign ownership of automakers for ICE passenger vehicles. As a result, foreign NEV competitors and foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has completed its construction of a factory in Shanghai without a joint venture partner and has begun operations. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing and manufacturing our first model, Li ONE, purchasing land and equipment, constructing our manufacturing facilities, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material and auto parts procurement costs, expenditures to roll out our HPC network, and selling and distribution expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for our millimeter-wave radar supplier had been severely hampered, and our production and deliveries for the third quarter of 2021 had been adversely affected. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased by us from a single source although we reserve the flexibility to obtain the components from multiple sources. If the suppliers for the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

The global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. There has been a looming shortage of battery packs since mid-2020 as a result of an increase in global demand due to increased production of NEVs, rising demand for raw material of battery cells, and the disruption in the supply chain due to the COVID-19 pandemic. As a result, the price of battery packs has been increasing since then, which may adversely affect our financial condition and profitability. Although as of the date of this annual report, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of battery packs, we cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. Our business is dependent on the continued supply of battery packs used in our vehicles. We purchase battery pack from CATL, with which we have developed close partnership for battery packs. If CATL becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from CATL could disrupt production of our vehicles until such time as we find an alternative supplier. We cannot assure you that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition. In addition, the price of patter packs may also rise at a faster pace in connection with the global supply shortage and the increased prices for the materials used in the battery cells, which may adversely affect our financial condition and results of operations.

If we fail to effectively manage our inventory, our financial condition, results of operations, and prospects may be materially and adversely affected.

We are exposed to inventory risks that may adversely affect our financial condition, results of operations, and prospects as a result of increased competition, seasonality, new model launches, rapid changes in vehicle life cycles and pricing, defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. In order to operate our business effectively and meet our users’ demands and expectations, we must maintain a certain level of inventory to avoid overstocking or understocking issues and ensure timely delivery. We determine our level of inventory based on our experience and assessment of user demands and number of orders from users.

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. We did not recognize any inventory write-downs in 2019 or 2020. The inventory write-downs in 2021 was immaterial. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles and harm our reputation.

Any of the above may materially and adversely affect our financial condition and results of operations. As we plan to continue to expand our vehicle offerings, we may continue to face challenges in effectively managing our inventory.

Our industry and its technology are rapidly evolving and may be subject to unforeseen changes. Breakthroughs in other NEV technologies or improvements in the ICE technologies may materially and adversely affect the demand for our vehicles.

We operate in the China automotive market, including the rapidly evolving NEV market, which may not become what we currently anticipate. We may be unable to keep up with changes in China’s NEV technology and, as a result, our competitiveness may suffer. Our research and development efforts may not be sufficient to adapt to changes in the NEV technology. As technologies change, we plan to upgrade or adapt our vehicles and introduce new models in order to provide vehicles with the latest technology, which could involve substantial costs and lower our return on investment for existing vehicles. We cannot assure you that we will be able to compete effectively with other NEVs and integrate the latest technology into our vehicles against the backdrop of our rapidly evolving industry. Even if we are able to keep pace with changes in technology and develop new models, our prior models could become obsolete more quickly than expected, potentially reducing our return on investment.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ordinary shares or ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our users with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;
●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales, and service facilities;
●	implementing and enhancing administrative infrastructure, systems, and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

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

While our vehicles can be serviced at our delivery and servicing centers, some of the services will be carried out through authorized body and paint shops. Both our own delivery and servicing centers and authorized body and paint shops have limited experience in servicing NEVs. We cannot assure you that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we and our authorized body and paint shops will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.

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

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. Effective on November 7, 2020, we voluntarily recalled 10,469 Li ONEs produced on or before June 1, 2020 to replace, free of charge, the control arm ball joint of the front suspension on these Li ONEs in accordance with the requirements by the SAMR. Li ONEs produced after June 1, 2020 are already equipped with an upgraded version of the control arm ball joint of the front suspension. We have completed substantially all the replacements and are not aware of any material accidents due to defects in the control arm ball joint of the front suspension that had been replaced.

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

Our vehicles are currently equipped with Level 2 autonomous driving features realized through ADAS, and we continue to develop autonomous driving technology for our vehicles. For example, in December 2021, we released the OTA 3.0 update to all Li ONE users, which includes our full-stack, self-developed NOA and allows more users to enjoy safer and easier driving. We rely on third-party suppliers for certain components used in our ADAS, and any defects of or quality issues with those components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles’ level of autonomous driving capabilities through ongoing research and development. Autonomous driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future autonomous driving technology occur, we could be subject to liability, government scrutiny, and further regulation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Autonomous Driving.” Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

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

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our Class A ordinary shares or ADSs could fall substantially either suddenly or over time.

The expansion of our manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.

We plan to expand the production volume of our Changzhou manufacturing base to prepare for further production ramp-up of Li ONE and future models with better efficiency and technological capabilities. In November 2021, we acquired from Changzhou Wunan New Energy Vehicle Investment Co., Ltd. 100% of the equity interest in Changzhou Chehejin Standard Factory Construction Co., Ltd., which owns the land use rights and plants that previously had been leased to us for our current Changzhou manufacturing facility. The expansion could experience delays or other difficulties, and will require significant capital. We may encounter quality, process, or other issues when changing our single-shift production arrangement to a two-shift production arrangement. Moreover, we could encounter similar or additional risks as we establish and develop new manufacturing facilities in the future, in addition to our existing manufacturing facility. Any failure to complete the expansion of our manufacturing facilities on schedule and within budget could adversely affect our financial condition, production capacity, and results of operations.

Under PRC laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, disease control approvals, environment protection approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects carried out by us are undergoing necessary approval procedures as required by law, which requires the approval of the municipal government. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, fines, or the suspension of use of such projects. Any of the foregoing could materially and adversely affect our business operations.

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

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, and terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We may have shareholders' deficit balance in the future, which may limit our ability to obtain financing and materially and adversely affect our liquidity and financial condition. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders and our memorandum and articles of association do not contain any anti-dilution provision. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.

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

Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our users, such as personal information, including names, user accounts, passwords, and payment or transaction-related information.

We are subject to various regulatory requirements relating to cybersecurity and data privacy, including, without limitation, the PRC Civil Code, the PRC Cybersecurity Law, and the PRC Personal Information Protection Law. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” We are required by these laws and regulations to ensure the confidentiality, integrity, availability, and authenticity of the information of our users and distributors, which is also essential to maintaining their confidence in our vehicles and services. We have adopted strict information security policies and deployed advanced measures to implement the policies, including, among others, advanced encryption technologies. However, advances in technology, an increased level of sophistication and diversity of our products and services, an increased level of expertise of hackers, new discoveries in the field of cryptography or others can still result in a compromise or breach of our websites, the Li Auto App, or our vehicles’ electronic systems. If we are unable to protect our systems, and hence the information stored in our systems, from unauthorized access, use, disclosure, disruption, modification, or destruction, such problems or security breaches could cause a loss, give rise to our liabilities to the owners of confidential information, or subject us to fines and other penalties. In addition, complying with various laws and regulations could cause us to incur substantial costs or require us to change our business practices, including our data practices, in a manner adverse to our business.

In addition, regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on August 20, 2021, the State Council promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose and should be directly related to its purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities processing personal information must be responsible for their personal information processing activities and adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, the entities processing personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines, or other penalties. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security.

In addition, on December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which took effect on September 1, 2021 and defines critical information infrastructure as any important network facilities or information systems of important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the relevant government authorities, which may increase our compliance costs and affect our ability to conduct overseas offerings.

In addition, on August 16, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, and Ministry of Transport jointly issued the Regulations on the Management of Automobile Data Security (for Trial Implementation), or the Automobile Data Regulations, which took effect on October 1, 2021. The Automobile Data Regulations aims to regulate the activities of processing automobile data, including without limitation personal information and important data involved in the process of automotive design, production, sales, use, operation, and maintenance within the PRC territory. The Automobile Data Regulations further elaborates the principles and requirements for the protection of personal information and important data in the automotive industry scenarios and requires automobile data processors processing important data to submit an annual report to specify its automobile data security management status to the provincial counterparts of the CAC and other relevant authorities prior to December 15 each year. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that adversely affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of China in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), or the Draft Data Security Regulations, which reiterates the circumstances under which a data processor must apply for cybersecurity review The Draft Data Security Regulations also provides that data processors processing important data or listing overseas should conduct an annual data security self-assessment or third-party assessment. There is no timetable as to when the Draft Data Security Regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Data Security Regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchanges, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

It remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding pending or threatened against us initiated by relevant government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. As of February 28, 2022, awards to purchase an aggregate amount of 49,617,584 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate amount of 55,874,486 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the board of directors approved to replace such options with the same number of Class B ordinary shares under the same plan, all of which had become vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans. We refer to these 108,557,400 Class A ordinary shares as the CEO Award Shares.

We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software, or artificial intelligence technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;
●	redesign our vehicles or other goods or services; or
●	establish and maintain alternative branding for our products and services.

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

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other developed countries or regions. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

As of December 31, 2021, we had 1,171 issued patents and 1,136 pending patent applications in China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, including those in Shanghai from March 2022. Our business, supply chain, production, financial condition, and results of operations may be materially and adversely affected by the continuing negative impact of the COVID-19 pandemic. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again.

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

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash or liquidity position.

Our recognition of deferred revenue is subject to future performance obligations. Our deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered vehicles, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, as well as customer loyalty points offered in connection with the purchase of Li ONE. We may have multiple performance obligations identified in one vehicle sales contract and the purchase price for sales of our vehicles and all embedded products and services to a user for which we have received consideration, or an amount of consideration is due, from the user, is recorded as deferred revenue. Due to potential future changes in user preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

Our short-term investments primarily consist of investments in financial instruments with variable interest rates and maturity dates within one year, and our long-term investments primarily consisted of investments in publicly traded companies and privately-held companies. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term and long-term investments or we will not incur any fair value losses on our short-term and long-term investments in the future. If we incur such fair value losses, our financial condition, results of operations, and prospects may be adversely affected.

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

In addition, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results that we expect, or may be involved in potential legal risks that negatively affect our business. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

We are a public company in the United States and are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with the fiscal year ended December 31, 2021. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting beginning with our annual report for the fiscal year ended December 31, 2021.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, identified one material weakness in our internal control over financial reporting as of December 31, 2020. The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC.

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation. For details on these measures, see “Item 15. Controls and Procedures—Management’s Annual Report on Internal Control over Financial Reporting.” In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

If we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where Li ONE is manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are working on further improving the efficiency and technological capabilities of our Changzhou factory for our new model pipeline, especially the full-size premium SUV based on the X platform to be launched in 2022. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our Changzhou factory, which could adversely affect our financial condition and results of operations. In addition, in October 2021, we commenced construction of our Beijing manufacturing facility, which is scheduled to be operational in 2023 and is expected to serve as an important manufacturing facility for our premium BEVs. These investments may result in similar depreciation costs in the future.

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

We may be subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws, and noncompliance with such laws can subject us to administrative, civil, and criminal penalties, collateral consequences, remedial measures, and legal expenses, all of which could adversely affect our reputation, business, financial condition, and results of operations.

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

Non-compliance with anti-corruption, anti-bribery, anti-money laundering, or financial and economic sanctions laws could subject us to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures, and legal expenses, all of which could materially and adversely affect our reputation, business, financial condition, and results of operations.

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

Certain of our directors have been named as defendants in several shareholder class action lawsuits.

Several putative shareholder class action lawsuits have been filed against certain of our directors. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits, if they proceed. We anticipate that we or certain of our directors or officers may be a target for lawsuits in the future, including putative class action lawsuits brought by our shareholders and lawsuits against our directors and officers as a result of their position in other public companies. We cannot assure you that our directors or officers and we will be able to prevail in their defense or reverse any unfavorable judgment on appeal, and our directors or officers and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of these cases, including any plaintiffs’ appeal of the judgment in these cases, could result in payments of substantial monetary damages or fines, or changes to our business practices, and thus materially and adversely affect our business, financial condition, results of operation, cash flows, and reputation. In addition, we cannot assure you that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial performance.

Any financial or economic crisis, or perceived threat of such a crisis, including a significant decrease in consumer confidence, may materially and adversely affect our business, financial condition, and results of operations.

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in Ukraine, the potential end of quantitative easing, interest rate increase, and reduction in bond holdings by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, the ongoing trade disputes and tariffs, and the impact of COVID-19 outbreak and the related economic policies taken by various governments in the world. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Sales of premium products, such as our vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020 and expired in December 2021. It is uncertain whether and when the United States and China will enter into another trade deal in the future.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. For example, pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

Li Auto Inc. is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises, or FIEs. Therefore, neither Li Auto Inc. nor our FIEs are currently eligible to apply for the required licenses for providing internet information services or other value-added telecommunication services or conduct other businesses that are restricted or prohibited from foreign-owned companies in China. To comply with applicable PRC laws and regulations, we conduct certain operations in China through our VIEs and their subsidiaries by entering into a series of contractual arrangements with our VIEs in China and their respective shareholders. In particular, Beijing CHJ holds a Surveying and Mapping Qualification Certificate. Beijing Chelixing Information Technology Co., Ltd. a wholly-owned subsidiary of Beijing CHJ, currently holds an ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), an Internet Culture Business Permit, and an Operating License for the Production and Dissemination of Radio and Television Programs. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, (i) the ownership structures of our wholly-owned subsidiary, Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, and our VIEs in China are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) each of the contracts among Wheels Technology, our VIEs, and their respective shareholders governed by PRC laws is valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

However, Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in its VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our securities may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our VIEs and their subsidiaries, which contribute to 23.3% of our revenues in 2021. Our holding company in the Cayman Islands, our VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.

It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People’s Congress approved the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, on March 15, 2019, which took effect on January 1, 2020. In addition, the State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which took effect on January 1, 2020. There are uncertainties as to how the 2019 PRC Foreign Investment Law and its Implementation Rules would be further interpreted and implemented, if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses or operating licenses of such entities;
●	shutting down our servers or blocking our website or our mobile application, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledge of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIEs; or
●	restricting or prohibiting our use of the proceeds of our offshore offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Although we believe that we, our PRC subsidiaries and our VIEs comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or our VIEs do not comply with applicable law, it could revoke the business and operating licenses of our VIEs and their subsidiaries, require our VIEs or their subsidiaries to discontinue or restrict their operations, restrict their right to collect revenues, block their websites, require us to restructure the operations of our VIEs and their subsidiaries, impose additional conditions or requirements with which our VIEs may not be able to comply, impose restrictions on the business operations of our VIEs or their subsidiaries or on their customers, or take other regulatory or enforcement actions against our VIE structure that could be harmful to our business. Any of these or similar occurrences could significantly disrupt our or our VIEs’ business operations or restrict our VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition, and results of operations of our VIEs and us. If any of these occurrences results in our inability to direct the activities of any of our VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

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

If our VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

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

If we exercise the option to acquire equity ownership of our VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. In addition, the main foreign investor that invests in a value-added telecommunications business in China must meet certain qualification requirements by possessing prior experience in operating value-added telecommunications businesses and a proven track record of business operations in such industry. Currently, none of the applicable PRC laws, regulations, or rules provides clear guidance or interpretation on such qualification requirements. Although we have taken many measures to meet the qualification requirements, we still face the risk of not satisfying the requirements promptly.

If the PRC laws were revised to allow foreign investors to hold over 50% of the equity interests in value-added telecommunications enterprises, we might be unable to unwind our contractual arrangements with our VIEs before we are able to comply with the qualification requirements, or if we attempt to unwind the contractual arrangements before we are able to comply with the qualification requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, Wheels Technology or its designated person has the exclusive right to purchase all or part of the equity interests in our consolidated VIEs at the lower of the amount of their respective paid-in capital in the consolidated VIE and the lowest price permitted under applicable PRC laws. Subject to relevant laws and regulations, the shareholders of our consolidated VIEs will return any amount of purchase price they have received to Wheels Technology. If such a transfer takes place, the relevant tax authority may ask Wheels Technology to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

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

Risks Relating to Doing Business in China

Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business, financial condition, and results of operations.

We expect that substantially all of our revenues will be derived in China and substantially all of our operations, including all of our manufacturing, are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in the economic conditions in China, in the policies of the PRC government, or in the PRC laws and regulations could have a material adverse effect on the overall economic growth of China. For example, the COVID-19 pandemic had a severe and negative impact on the Chinese economy in the first quarter of 2020. Whether the COVID-19 pandemic will lead to a prolonged downturn in the Chinese economy is still unknown. Any prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our services and solutions, and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations, and rules may contain inconsistencies and enforcement of these laws, regulations, and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts that we have entered into and could materially and adversely affect our business, financial condition, and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property, and procedural rights could adversely affect our business and impede our ability to continue our operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.

We conduct our business primarily through our PRC subsidiaries and our VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares or ADSs.

The PRC government has recently indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities. However, the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities was only issued recently, leaving uncertainties regarding its interpretation and implementation. On December 24, 2021, the CSRC published the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Overseas Listing Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Filing Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and who intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes, or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Failure to complete the filing under the Draft Overseas Listing Provisions may subject the domestic company to a warning or a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. The Draft Filing Measures also provides that a PRC domestic company must file with the CSRC within three business days for its follow-on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022, and there is no timetable as to when these drafts will be enacted. As of the date of this annual report, there is no schedule to adopt these drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted, or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.

In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the cybersecurity risk in connection with the listing. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures.

Furthermore, on November 14, 2021, the CAC published the Draft Data Security Regulations, which reiterates the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing, and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. The Draft Data Security Regulations also provides that data processors processing important data or going public overseas should conduct an annual data security assessment by themselves or entrust a data security service institution to do so. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of the Draft Data Security Regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

It remains uncertain how PRC government authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC, or any other PRC government authorities for our overseas offerings. If the CSRC, CAC, or other government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the 2019 PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. The 2019 PRC Foreign Investment Law and its Implementation Rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the 2019 PRC Foreign Investment Law is relatively new, substantial uncertainties exist with respect to its interpretation and implementation.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure.” Under the 2019 PRC Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. An FIE would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the value-added telecommunication service industry, in which our VIEs and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is subject to the foreign investment restrictions set forth in the currently effective negative list. Moreover, the 2019 PRC Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If our VIE structure would be deemed as a method of foreign investment, and any of our business operation would fall in the “negative list,” and if the interpretation and implementation of the 2019 PRC Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the 2019 PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.

We operate in highly regulated industries. In particular, automobile manufacturing is subject to extensive regulations in China. See “Regulations and Approvals Covering the Manufacturing of Battery Electric Passenger Vehicles,” “Regulations on Compulsory Product Certification,” “Regulations on Automobile Sales,” and “Regulations on the Recall of Defective Automobiles” under “Item 4. Information on the Company—B. Business Overview—Regulations.” Several PRC government authorities, such as the SAMR, the NDRC, the MIIT, and the Ministry of Commerce, oversee different aspects of our operations, including but not limited to:

●	assessment of vehicle manufacturing enterprises;
●	market admission of NEVs;
●	compulsory product certification;
●	direct sales model;
●	product liabilities;
●	sales of vehicle;
●	environmental protection system; and work safety and occupational health requirements.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, which was promulgated by the MIIT in January 2017 and amended in July 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time based on the development of the NEV industry and relevant standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Our direct sales model is relatively new and uncommon in the automotive industry, and we cannot assure you that this model will not be subject to further regulations. As we are expanding our sales and distribution network and setting up additional retail stores in China, we cannot assure you that we will be able to complete such filings in a timely manner. If any of our current or future sales subsidiaries or branches fail to make the necessary filings, such sales subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines up to RMB10,000. Furthermore, the NEV industry is relatively new in China, and the PRC government has not adopted a clear regulatory framework to regulate the industry yet. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. For example, although the Provisions on Administration of Investment in Automotive Industry promulgated by the NDRC on December 10, 2018 has categorized our vehicles as electric vehicles, it remains unclear when our vehicles would be deemed as electric vehicles that exempt from the license plate lottery system for ICE vehicles in Beijing by the local authorities. In addition, on November 25, 2020, the SAMR issued a circular to regulate the recall of defective automobiles with over-the-air, or OTA, technology. The circular provides that automakers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020, and we have completed such filing. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all.

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

We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we rely on contractual arrangements with our VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd. currently holds an ICP License and a Value-Added Telecommunication Business Operating License for information service (excluding internet information service). Our VIEs may be required to obtain additional licenses or permits for certain services carried out by us through our mobile application or to update our exiting licenses or permits. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of the date of this annual report, our VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and our VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.” For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risks Relating to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against Hong Kong dollars and U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, U.S. dollars, and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares or ADSs in foreign currency. For example, to the extent that we need to convert Hong Kong dollars that we receive from our overseas offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount that we would receive from the conversion. Conversely, a significant depreciation of Renminbi against Hong Kong dollars and U.S. dollars may significantly reduce the Hong Kong dollar equivalent and the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares or ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. While we may decide to enter into further hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of our overseas offerings to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from our overseas offerings to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” These PRC laws and regulations may significantly limit our ability to use Renminbi converted from the net proceeds of our overseas offerings to fund the establishment of new entities in China by our PRC subsidiaries, to invest in or acquire any other PRC companies through our PRC subsidiaries, or to establish new VIEs in China. Moreover, we cannot assure you that we will be able to complete the necessary registrations or filings, or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or filings, or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or Order 11. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition), or the Sensitive Industries List, was promulgated. Overseas investment governed by Order 11 refers to the investment activities conducted by an enterprise located in the PRC territory either directly or via an overseas enterprise under its control through investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights, and other related interests, and overseas investment by a PRC individual through overseas enterprises under his or her control is also subject to Order 11. According to Order 11, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry with an investment amount of over US$300 million requires prior approval from, or filing with, the NDRC respectively, and for overseas investments indirectly by Chinese investors (including PRC individuals) in a non-sensitive industry with an investment amount of over US$300 million need to be reported. However, there remain uncertainties with respect to the interpretation and application of Order 11, including whether our use of proceeds from overseas investments will be subject to Order 11. If we fail to obtain the approval, complete the filing, or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that Order 11 is applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Government control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and our VIEs to pay off their respective debt in a currency other than Renminbi owned to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any failure to comply with applicable foreign exchange regulations may subject us to administrative fines or, if serious, criminal penalties, which could materially and adversely affect the value of your investment.

Since 2016, the PRC government has tightened its foreign exchange policies again and stepped up scrutiny of major outbound capital movement. More restrictions and a substantial vetting process have been put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may also restrict access in the future to foreign currencies for current account transactions, at its discretion. We receive substantially all of our revenues in RMB. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs.

PRC regulations relating to overseas investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE requires PRC residents or entities to register with the SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange—Offshore Investment.”

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

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, our founder, Mr. Xiang Li, and ten other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the required initial registrations with SAFE. Mr. Xiang Li and other officers or directors have updated the registrations with respect to the capital of their respective offshore holding vehicles. As a result, we cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, the SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. The Anti-Monopoly Law requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. On October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities should investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, on February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under the SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with the SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are publicly listed in the United States. We are in the process of registration with the local counterparts of the SAFE for our PRC resident employees who participate in our share incentive plans as required under the relevant rules. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Beijing CHJ is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2019 as it has been qualified as a “High New Technology Enterprise” under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

In addition, our PRC subsidiaries have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local government authorities may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Taxation Administration, or the STA, issued a circular in April 2009 and amended it in January 2014, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although STA Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, gains realized on the sale or other disposition of our Class A ordinary shares or ADSs may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the Class A ordinary shares or ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or STA Circular 9, issued on February 3, 2018 by the STA, which took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2021, most of our subsidiaries and VIEs located in China reported accumulated loss and therefore they had no retained earnings for offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the STA issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or STA Public Notice 7. STA Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, STA Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the nonresident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37, which took effect on December 1, 2017.

The STA Bulletin 37 further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under STA Public Notice 7 and STA Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Risks Relating to Our Shares and ADSs

The trading price of our ADSs has been and may be, and the trading price of our Class A ordinary shares can be, volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the Nasdaq Global Select market, and could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong or the United States. The securities of some of these companies have experienced significant volatility, including price declines in connection with their public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in Hong Kong or the United States in general and consequently may impact the trading performance of our Class A ordinary shares or ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	actual or potential litigation or regulatory investigations; and
●	regulatory developments affecting us, our users, suppliers, or our industry.

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares or ADSs will trade.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Pursuant to our fifth amended and restated memorandum and articles of association, our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares will be entitled to one vote per share while holders of Class B ordinary shares will be entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by the Founder (as defined in our fifth amended and restated memorandum and articles of association) or a Director Holding Vehicle (as defined in our fifth amended and restated memorandum and articles of association). Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (ii) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (iii) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; (iv) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; or (v) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case the Company and the Founder or the Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder.

As of February 28, 2022, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares and 108,557,400 Class A ordinary shares constituting the CEO Award Shares, representing 69.3% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of all CEO Award Shares, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A ordinary shares or ADSs, the market price for our Class A ordinary shares or ADSs and trading volume could decline.

The trading market for our Class A ordinary shares or ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Class A ordinary shares or ADSs, the market price for our Class A ordinary shares or ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Class A ordinary shares or ADSs to decline.

The sale or availability for sale of a substantial number of our Class A ordinary shares or ADSs could adversely affect their market price.

Sales of a substantial number of our Class A ordinary shares or ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our Class A ordinary shares or ADSs and could materially impair our ability to raise capital through equity offerings in the future. Shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares or ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A ordinary shares or ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares or ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Our shareholders may also by ordinary resolution declare dividends, but no dividend can exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares or ADSs will likely depend entirely upon any future price appreciation of our Class A ordinary shares or ADSs. There is no guarantee that our Class A ordinary shares or ADSs will appreciate in value or even maintain the price at which you purchased the Class A ordinary shares or ADSs. You may not realize a return on your investment in our Class A ordinary shares or ADSs and you may even lose your entire investment in our Class A ordinary shares or ADSs.

There can be no assurance that we will not be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or Class A ordinary shares.

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets.

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

Our fifth amended and restated memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares and ADSs, at a premium.

Our fifth amended and restated memorandum and articles of association give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A ordinary shares, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares or ADSs may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Hong Kong Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs. We have adopted our fifth amended and restated memorandum and articles of association in our extraordinary general meeting of shareholders held on November 16, 2021 to comply with such obligations.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fifth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as Hong Kong or the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States.

Your investment in our Class A ordinary shares or ADSs may be impacted if we are encouraged to issue CDRs in the future.

PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the mainland stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our Class A ordinary shares or ADSs.

The conversion of the 2028 Notes or any convertible notes that we may issue in the future may dilute the ownership interest of the existing shareholders and existing ADS holders, including holders who had previously converted their notes.

We issued US$862.5 million 0.25% convertible senior notes due 2028, or the 2028 Notes, in April 2021, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on the business day immediately preceding November 1, 2027. As the conversion of the 2028 Notes may take place anytime during such periods if the relevant conditions are fulfilled, the conversion of the 2028 Notes and any convertible notes that we may issue in the future will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of such convertible notes may encourage short selling by market participants because the conversion of such notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

We may not have the ability to raise the funds necessary to settle conversion of the convertible notes in cash, to repurchase the convertible notes upon a fundamental change, to repurchase the convertible notes on May 1, 2024 and May 1, 2026, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the convertible notes.

Holders of the 2028 Notes have the right to require us to repurchase their notes on May 1, 2024 and May 1, 2026 or upon the occurrence of a fundamental change (as defined in the indenture), in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or to settle the notes being converted. Our failure to repurchase the notes at a time when the repurchase is required by the indenture governing the notes or to pay any cash payable on future conversions of the notes as required by the indenture governing the notes would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing any of our future indebtedness outstanding at the time. If the repayment of any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares or ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

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

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

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

We are a Cayman Islands company and the majority of our assets are located outside of Hong Kong or the United States. Substantially all of our operations are conducted in China. In addition, most of our current directors and officers are nationals and residents of countries other than Hong Kong or the United States. Substantially all of the assets of these persons may be located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws, the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. For example, neither the Companies Act of the Cayman Islands nor our fifth amended and restated memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating committee under the Nasdaq listing standards, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As a result of certain home country practices we may follow in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers. In addition, if we are subject to listing standards or other rules or regulations of other jurisdictions in the future, those requirements may further change the degree of protection for our shareholders to the extent they differ from the Nasdaq listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your voting instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become a registered holder of such shares prior to the record date for the general meeting. Under our fifth amended and restated memorandum and articles of association, an annual general meeting must be called by not less than 21 days' notice in writing and any other general meeting (including an extraordinary general meeting) must be called by not less than 14 days' notice in writing.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fifth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary sufficient prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have failed to timely provide the depositary with notice of meeting and related voting materials;
●	we have instructed the depositary that we do not wish a discretionary proxy to be given;
●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or
●	the voting at the meeting is to be made on a show of hands.

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

We are a public company and incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. As we are no longer an “emerging growth company” since December 31, 2020, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs and their subsidiaries in China.

We were founded in April 2015 by our Founder, Mr. Xiang Li. In April 2017, we incorporated CHJ Technologies Inc. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing, which later changed its name to Leading Ideal Inc. in April 2019 and further to Li Auto Inc. in July 2020.

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

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ and its subsidiaries through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. Wheels Technology also entered into a series of contractual arrangements with Xindian Information, and its shareholders in April 2019. The contractual arrangements with Beijing CHJ and Xindian Information were subsequently amended and restated, most recently in April 2021. The revenue contribution of our VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to approximately 100.0%, 84.6%, and 23.3% of our total revenues in 2019, 2020, and 2021, respectively. The revenue contribution of the businesses of our VIEs and their subsidiaries with foreign investment restrictions under PRC laws, being the provision of value-added communication services, radio and television production activities, and operation of commercial internet culture activities, amounted to RMB2.4 thousand, RMB2.4 thousand and RMB14 thousand (US$2.2 thousand) during 2019, 2020, and 2021, respectively.

In October 2019, Beijing CHJ established Chongqing Lixiang Automobile Co., Ltd., or Chongqing Lixiang.

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

On August 2, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2015.” We raised from our global offering in connection with the listing in Hong Kong approximately US$1.7 billion in net proceeds after deducting underwriting commissions, share issuance costs, and the offering expenses.

In December 2021, we agreed to establish a strategic cooperation framework with the Chongqing municipal government, pursuant to which we planned to cooperate with the Chongqing municipal government on the development of the NEV sector in Chongqing.

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Through our product and technology, we provide families with safe and convenient products and services. We are a pioneer in successfully commercializing EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of December 31, 2021, we delivered over 124,000 Li ONEs.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs within a price range of RMB200,000 (approximately US$31,400) to RMB500,000 (approximately US$78,500). As one of the most competitive SUV models in China, Li ONE has been well positioned to capture the huge growth opportunity of the SUV segment. With growing purchasing power, families in China tend to choose SUVs for daily commutes and weekend family trips. We believe that Li ONE offers our users the performance, functionality, and cabin-space of a large premium smart SUV while priced close to a compact premium SUV.

We believe that automotive technologies will continue to evolve, and as new technologies enable us to create more compelling products for users to address their needs, we evolve our products as well.

●	Our existing product, Li ONE, utilizes our proprietary EREV solution, which enables families to enjoy all the benefits of a premium SUV while free from range anxiety. We are developing our X platform, which succeeds the existing EREV platform for Li ONE and is equipped with our next-generation EREV powertrain system. We plan to launch the first product on our X platform, a full-size premium extended-range electric SUV, in 2022, and to launch more SUVs on our X platform afterwards.
●	We are investing heavily in the HPC BEV technologies. We focus on developing HPC BEVs, which we believe will deliver superior charging experience. Charging under our planned HPC network will be faster, cheaper, and more accessible. We are developing two platforms, Whale and Shark, for our future HPC BEVs. We plan to launch HPC BEV models starting from 2023.

●	We believe that Level 4 autonomous driving will be the primary operating model for all vehicles in the foreseeable future. We are investing significantly in our proprietary autonomous driving technologies. Starting from 2022, all our new vehicle models are be equipped with necessary hardware compatible with in-house developed, future Level 4 autonomous driving as a standard configuration, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.

Since our inception, we have been leveraging technologies to create value for our users. We have invested in in-car technologies to provide joyful driving and riding experiences for families. We have developed our signature four-display interactive system, full-coverage in-car voice control system, and autonomous driving technologies. Furthermore, our utilization of FOTA upgrades enables us to introduce additional functionality and improve vehicle performance continuously throughout the entire vehicle lifecycle.

We have digitalized our user interactions and established our own direct sales and servicing network to continuously improve operating efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach customers. In particular, we have developed a data-driven, closed-loop digital platform to manage all user interactions from sales leads to test drives to purchases and even to user reviews, which enables us to significantly reduce user acquisition costs.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own manufacturing base in Changzhou, Jiangsu Province, China, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers.

Our Vehicles

We design, develop, manufacture, and sell premium NEVs in China. Our first production vehicle, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 in our own Changzhou manufacturing facility. On May 25, 2021, we released the 2021 Li ONE. We plan to launch our second model, a full-size premium smart extended-range electric SUV, in 2022, and more extended-range electric models afterwards. All these future EREV models will leverage the X platform technologies and share same powertrain and chassis design. We are developing our two more HPC BEV platforms, Whale and Shark. We plan to launch HPC BEV models starting from 2023.

Li ONE

Li ONE is a large premium smart extended-range electric SUV. This six-seater, which has a 5,030-millimeter length with a 2,935-millimeter wheelbase, offers a combination of long range, high performance, efficient energy consumption, and flexible power supplies.

●	Long Range. Li ONE has an NEDC range of 1,080 kilometers. Its 40.5-kilowatt hour lithium-ion battery pack is capable of supporting a purely electrically powered range of 188 kilometers.
●	High Performance. Equipped with all-wheel drive and two electric motors, Li ONE is able to accelerate from zero to 100 kilometers per hour in 6.5 seconds. Its EREV powertrain can deliver a maximum of 245 kilowatts of power and 455 Newton meters of torque. The performance of Li ONE’s powertrain is comparable to that of an ICE vehicle powered by a 3.0-liter, six-cylinder, turbo-charged engine.
●	Efficient Energy Consumption. The high-efficiency EREV powertrain and the advanced thermal management system help Li ONE achieve a fuel consumption rate of 6.05 liters per 100 kilometers and an electricity consumption rate of 17.7 kilowatt-hours per 100 kilometers.

●	Flexible Power Supplies. Li ONE’s energy can be replenished by slow charging, which takes approximately six hours for a full charge with a seven-kilowatt charger, fast charging, which takes approximately 30 minutes to increase the displayed state of charge from 20% to 80% with a 60-kilowatt charger, and refueling. It can operate even when consumers have no access to charging infrastructure. We currently offer three driving modes to cover different use case scenarios for our users.

At a standard selling price of RMB349,800 (approximately US$54,900) (which was increased from RMB338,000 (approximately US$53,000) on April 1, 2022), Li ONE includes over 40 premium and technology features in one standard package, which are typically only included on vehicles with an MSRP above RMB600,000 (approximately US$94,000) in China. Users only need to choose exterior and interior colors and wheel style.

●	Premium Features: Napa leather cover, seat heating, lumbar support, and massage functions for first- and second-row seats, extra leg room for third-row passengers, laminated acoustic glass, silver-plated heat insulated windshield, and tires with acoustic technology.
●	Technology Features: NOA supported by rich sensors and redundant capable hardware along with full-stack in-house developed software, four-display interactive system with advanced navigation and entertainment applications, full-coverage in-car voice control system, remote mobile control, and FOTA upgrades.

Li ONE is equipped with comprehensive active and passive safety solutions. Li ONE includes the following key safety measures:

●	Active Safety. Our ADAS includes key safety functions, including automatic emergency braking, forward collision warning, lane departure warning, blind spot detection, door open warning, front cross traffic alert, rear cross traffic alert, and truck avoidance. For a discussion of key features of ADAS, see “ —Technology—Autonomous Driving.”
●	Ultra-High Strength, Heavy-Duty Steel-Aluminum Body. Li ONE uses a strong heavy-duty steel-aluminum body with the torsional stiffness of 31,000 Newton meters per degree.
●	Passenger Protection. Li ONE is equipped with seven air bags for comprehensive protection to the driver and passengers.
●	Battery Safety. The battery pack is securely sealed in a high-strength aluminum alloy casing that is waterproof and dustproof at IP67D, and is further protected by four longitudinal anti-collision beams. We have also implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack.

In January 2021, we announced the safety evaluation results for Li ONE published by the C-IASI Management Center based on crash tests. Li ONE achieved the G rating, the highest safety rating, in three out of four evaluation categories: occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li ONE received an M rating, one of the top results received by large premium SUVs. Also in January 2021, Li ONE received five-star ratings for both volatile organic compounds & vehicle odor intensity, and electromagnetic radiation in the C-AHI assessment by China Automotive Engineering Research Institute Co., Ltd. In February 2021, Li ONE achieved a five-star safety rating in the latest C-NCAP test released by China Automotive Technology and Research Center Co., Ltd. Li ONE received a weighted score of 92.2%, including 94.73% on occupant protection, 72.89% on pedestrian protection, and 100% on active safety.

Currently, our Li ONE users can benefit from vehicle-related tax exemptions in China, including vehicle purchase tax and vehicle and vessel tax, and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

Future Vehicles

In the future, we plan to develop new vehicles with new generations of EREV or BEV powertrain and smart technologies to target an even broader market. We plan to launch a full-size premium smart extended-range electric SUV in 2022 and more models afterwards. They are currently under development and will be equipped with our next-generation EREV powertrain. We are developing two platforms, Whale and Shark, for our future HPC BEVs. We plan to launch HPC BEV models starting from 2023.

Leveraging the know-how accumulated from our delivery and servicing of Li ONEs, we plan to equip our new vehicle models with optimized software (such as control algorithm) and hardware (new EREV and HPC BEV powertrain systems) as well as enhanced NVH performance. In addition, the planned adoption of high-voltage platform in our future HPC BEV models could further enhance their driving range by reducing energy consumption. Furthermore, our intelligent cockpit and autonomous driving technologies have been designed with expandability and transferability across models, which allow us to smoothly migrate our design language, interaction experience, and integrated systems into our future models to further improve the intelligence level of all future models.

Technology

EREV Powertrain

We have developed our proprietary EREV technologies and applied it to our first model, Li ONE, and our 2021 Li ONE released on May 25, 2021. An EREV is purely driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. Using EREV technologies, Li ONE’s energy can be replenished by slow charging, fast charging, and refueling. Because Li ONE can operate even when users have no access to charging infrastructure, it completely eliminates range anxiety for users.

Benefiting from its all-electric-driven propulsion, Li ONE offers a similarly high-quality driving experience to that of BEVs, such as smooth acceleration, and maintains equivalent NVH performance compared to other premium SUV models manufactured by the Company’s industry peers. The overall energy consumption level of Li ONE is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system.

Li ONE users also enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. In addition, Li ONE users can also benefit from vehicle-related tax exemptions in China and local government policies in favor of NEVs in certain cities in China, such as no quota limitations for vehicle license plate application and exemption from traffic restrictions.

With all of the foregoing, we believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that Li ONE has a competitive advantage over ICE vehicles in terms of performance, economy, and user experience.

Li ONE’s EREV powertrain primarily consists of an electric propulsion system and a range extension system. We developed in-house the core controlling software of both systems.

●	Electric Propulsion System. The electric propulsion system consists of front and rear dual electric motors and a battery pack. Li ONE is equipped with a front electric motor with a maximum of 100 kilowatts of power and 240 Newton meters of torque, and a rear electric motor with a maximum of 145 kilowatts of power and 215 Newton meters of torque. Li ONE uses a 40.5-kilowatt hour lithium-ion battery pack, placed between the front and rear axles. An in-house developed software controls the functioning of the motors and the batteries, enabling efficient battery management, smooth shifts of driving modes, and kinetic energy recovery.
●	Range Extension System. The range extension system consists of a generator, a turbo-charged engine, and a fuel tank. It has a 1.2-liter, 3-cylinder, turbo-charged engine that can deliver a maximum of 96 kilowatts of power to propel the generator. The 100-kilowatt generator can propel the vehicle or charge the battery pack. The fuel tank has 55 liters of capacity. The range extension system consumes fuel and generates electricity. We developed in-house a control panel to manage the starting and stopping of the range extension system and to control the charge of the battery pack, and a thermal management system to achieve an optimal in-car heat allocation through optimization algorithms.

With our research and development initiatives and substantial performance testing, our proprietary EREV control strategies are optimized to balance the dynamic performance and the NVH performance in our vehicles. We are in the process of developing our second-generation EREV platform, which will utilize new technologies and enhance integration to further achieve optimized performance.

BEV Technologies and Models in Development

We are currently investing in next-generation electric vehicle technologies, which we believe will enable us to introduce leading HPC BEVs. We believe that in order for the HPC BEV platform to be widely adopted, it must provide users with an extraordinary battery charging experience in terms of charging time and accessibility comparable to those of ICE vehicles. Such BEV technologies primarily include high C-rate battery pack, high-voltage platform, thermal management system, and HPC network.

●	High C-Rate Battery Pack. We are applying new technologies and processes to the development of high C-rate battery cells with 4C fast charging capability. In addition, we will apply highly integrated lightweight design, high collision safety design, and efficient thermal management design in the high C-rate battery pack.
●	High-Voltage Platform. We plan to design a high-voltage platform utilizing a high power density electric powertrain system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies.
●	Thermal Management System. Our thermal management system will use carbon dioxide (CO2) as the cold medium solution and we plan to adopt advanced sealing and high-pressure resistance design and proprietary control strategies. The thermal management system is designed to further address winter heating and mileage problems of NEVs.
●	HPC Network. We are currently developing a high-performance HPC network to integrate the power storage function with charging piles and to achieve a superior charging experience.

Intelligent Systems

We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity. We believe that a smart cabin is a future trend for the automotive industry, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. Li ONE is equipped with more advanced vehicle intelligent systems compared to comparable models. Our intelligent cabin initiatives feature a four-display interactive system, full-coverage in-car voice control system, and FOTA upgrades. We self-designed the core software and functions of the four-display interactive system and the full-coverage in-car voice control system, and procured components from third-party suppliers based on our specifications. In addition, we are also developing additional intelligent interactive systems that can be applied to our future vehicles.

Four-Display Interactive System

The signature four-display interactive system delivers convenient, user-friendly services to drivers and passengers via the instrument panel cluster, central information display, front passenger display, and central control panel. We use a Linux-Android Automotive dual system architecture, and the two sets of systems are connected but can still operate independently. The Linux-based system is primarily used for the vehicle driving control, and the Android Automotive-based system is primarily used for in-car entertainment and interaction, for which we developed in-house a user interface interactions between the displays. For instance, under the navigation mode, the navigation app on the central infotainment display can project the important route and traffic information to the instrument panel cluster to ensure better driving safety and convenience. We apply Android-based hibernation and activation algorithms to ensure quick activation of the four displays and their systems. We also equip Li ONE with a high-performance Qualcomm 820A chip.

Full-Coverage in-Car Voice Control System

We also deploy full-coverage in-car voice control system that uses four omni-directional high-sensitivity digital microphones.

This voice control system provides a comprehensive solution for in-car interaction. Passengers can check routes, make phone calls, listen to music and other audio programs, configure system settings, control the vehicle windows, and initiate other activities by talking naturally in the vehicle. The system is smart enough to respond swiftly to frequently used commands. The advanced natural language processing algorithms are able to analyze the human voice with adequate accuracy to enhance the interaction quality of the system. We developed in-house a front-end voice access platform to enable functions such as voice signal de-noising, acoustic echo cancellation, sound source location, and voice isolation and enhancement to provide better user experience.

FOTA Upgrades

Our vehicle systems are designed with extendibility through FOTA upgrades, which improve system performance and enable users to access new features. Our FOTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Our FOTA upgrades support concurrent upgrading and driving to provide maximum flexibility to users. Through FOTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, and optimize vehicle and system control algorithms. In December 2021, we introduced the OTA 3.0 update to all of our Li ONE users, which features our full-stack self-developed NOA and full AEB functions with vision perception algorithm for the 2021 Li ONE. Li ONE completed 11 and 9 FOTA upgrades in 2020 and 2021, respectively, enhancing driving quality and energy efficiency, optimizing user interface and operating experience, and increasing in-car content offerings.

Future Intelligent Interactive Systems

In addition to the above smart interactive systems that are currently present in our vehicles, we are developing the following smart interactive systems and will apply them to provide premium in-vehicle experiences.

●	In-Vehicle Perception System. The system is built upon a series of sensors installed through three-dimensional modeling. Different passengers can access the same set of functions and features with varying experience.
●	Fusion Map. The fusion map integrates the autonomous driving map and the navigation map, which can provide users with a more refined experience with the maps. It also can seamlessly connect the autonomous driving sections and the non-autonomous driving sections.
●	Vehicle Cloud Network (Mesh). The new generation of vehicle cloud system, Mesh, enables inter-communication among the vehicle, the cloud, and the mobile application in a distributed grid. Even within an intermittent network, all terminals can maintain consistency across the board. As the communication infrastructure of the application layer, the new generation of Mesh technology greatly reduces the development complexity of software for the vehicle, the cloud, and the mobile application, and enhances software quality and user experience.
●	Integrated Vehicle Control and Computing Unit. We are developing a highly integrated vehicle control and computing unit, or XCU, to enhance vehicle hardware performance and smart vehicle control. The XCU executes cross-domain control calculations among the vehicle powertrain, chassis, central gateway, and body, while cooperating with cloud platforms and other on-board computing units to create smart vehicle control. The XCU is designed with high reliability, high real-time execution, and high data throughput capabilities.

Autonomous Driving

Li ONE is equipped with ADAS, our enhanced Level 2 autonomous driving solution. Our ADAS is optimized and adapted based on the complex road conditions in China. Our current ADAS solution includes over 10 driver assistance features, including adaptive cruise control, automatic emergency braking, automatic parking assist, forward collision warning, intelligent headlight control, lane change assist, lane departure warning, lane keep assist, and side view assist. In December 2021, we introduced the OTA 3.0 update to all of our Li ONE users, further enhancing their in-car experience. This update features our full-stack self-developed NOA and full AEB functions with visual perception algorithm to enable safer and easier driving for the 2021 Li ONE. Supported by two Horizon Robotics Journey 3 AI acceleration processors for autonomous driving, five millimeter-wave radars, and an 8-megapixel front-view video camera boasting 4K definition, our NOA enables on and off ramp, automatic adaptive acceleration, and lane changes on certain limited access-roads, as well as Fully Automated Parking Assist (FAPA), which is vision-based automatic parking feature.

In addition, we have developed our own proprietary autonomous driving data platform to enhance users’ autonomous driving experience. The autonomous driving data platform collects driving data via a “shadow mode” in which the driving decisions and patterns of an actual human driver in various scenarios will be encrypted, without any personally identifiable information in compliance with the relevant data privacy laws and regulations, and uploaded to the cloud database of the autonomous driving data platform where the data will be examined and analyzed via artificial intelligence algorithms and data mining to optimize the autonomous driving system.

We are dedicated to delivering superior Level 4 autonomous driving to users. We plan to equip our full-size premium smart extended-range electric SUV planned for 2022 with the Level 4 autonomous driving hardware as a standard configuration, including the powerful NVIDIA Orin-X SoC chipset with 508 trillion operations per second, high-definition cameras, LiDAR system, millimeter-wave radars, and safety redundant electronic architecture and chassis control system. To realize the development plan, we have continued to build up our research and development team in autonomous driving and made significant progress in recruiting senior experts and managers in the area.

Meanwhile, we leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions, and prioritize autonomous driving development based on high-frequency scenarios.

Research and Development

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to intelligent vehicle technologies primarily in our headquarters in Beijing, China. On May 1, 2021, our new research and development center in Shanghai, China started its operation. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of December 31, 2021, we had 3,415 employees engaging in research and development, including automotive design and engineering, intelligent systems, and autonomous driving departments.

Vehicle

Our vehicle research and development team covers all areas of vehicle design, development, and production from concept to completion, including interior and exterior design, body design and engineering, electrical engineering and integration, battery engineering, powertrain technologies, vehicle integration, performance testing, and technology and patent management.

Members of our vehicle research and development team have an average industry experience of approximately ten years in their respective fields, many of whom come from leading global and domestic automakers such as Mercedes-Benz, Nissan, and SAIC Motor.

Intelligent System

Our intelligence system research and development team includes engineers with backgrounds in Internet, artificial intelligence (AI), and smart device. They support our multidisciplinary research efforts on intelligence, connectivity, user interface design, and other areas.

Autonomous Driving

We have a dedicated autonomous driving research and development team. We have implemented a comprehensive plan of developing proprietary autonomous driving technologies for our vehicles. Leveraging our capabilities in system development, algorithms, simulation, solutions development, and system integration, we plan to advance from Level 2 autonomous driving to Level 4 autonomous driving.

Vehicle Design and Engineering

We have developed significant in-house capabilities in the design and engineering of NEVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined “halo” as the design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in NEV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. We utilize computer-aided engineering simulation analytics throughout our design and engineering process and conduct performance validation and reliability testing in our seven laboratories. Furthermore, our engineering and manufacturing teams work alongside our suppliers and partners in designing key components in order to achieve cost optimization throughout the research and development process and thereafter.

Sales and Marketing

Digitalized Sales and Marketing

We have developed our own integrated online and offline platform to interact directly with users, from sales leads to user reviews.

We bring a steady stream of sales leads through three channels: retail stores, media platforms and user word-of-mouth. We convert these leads to registered users in our Li Auto system, which consists of our official website, the Li Auto App, and our WeChat mini-program and official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads. As a result, a flywheel is formed, leading to higher conversion efficiency and lower user acquisition costs.

Once the user places an order, we provide the user with delivery, finance, and after-sales service through our sales and servicing network. Through accumulation of vehicle operation insights in the closed-loop process, we improve the quality and efficiency of our services, reduce personnel-related expenses and investment in stores and delivery centers, and ultimately reduce offline service costs.

Direct Sales and Servicing Network

We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our users. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our users with superior purchasing experiences consistent with our values and brand image.

As of December 31, 2021, we had 206 retail stores across major cities in China. Users visit a store for vehicle check-up, test-drive, and order placement. We locate our retail stores in selected shopping malls where our targeted users are likely to patronize, instead of central business districts or landmark buildings.

As of December 31, 2021, we had 84 delivery centers and 48 servicing centers across major cities in China. Delivery and servicing centers perform in-person delivery and maintenance and repairs, and are generally located in the suburbs with convenient transportation.

Prospective users can place orders by paying a deposit of RMB5,000, which becomes non-refundable after 24 hours, via our Li Auto App or our website. Their orders also automatically become confirmed orders after 24 hours following the deposit payment, and no additional deposits are required from the user prior to delivery. Our delivery specialists will then follow up with the users about pre-delivery matters, such as financing and home charger installations. Once the vehicles arrive at logistics centers, our delivery specialists will contact the users to arrange delivery. For users from cities without a Li Auto delivery and servicing center, we can also provide remote delivery services.

Marketing

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house, which elaborate on our product specifications and technologies. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms such as Douyin, and Kuaishou. The popularity, efficiency and interactive nature of short-video enable wide reach of our content marketing within a short period of time. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, forms a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at relatively low marketing spending.

Servicing and Warranty

We offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 120,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers. We also provide owners of Li ONE free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

Owners can have their vehicles serviced either in our servicing centers or Li Auto-authorized body and paint shops. We had a network of 278 servicing centers and Li Auto-authorized body and paint shops covering 204 cities in China as of December 31, 2021.

Value-Added Services

We offer a suite of value-added services to serve our users’ needs and keep them engaged.

To enrich the ownership experiences of our users, we have launched our Li Plus paid membership program currently priced at RMB999 per year. Membership benefits span after-sale services, third-party in-car entertainment services, and life style components. The program currently has four categories of benefits, including paid regular servicing of the vehicle, free vehicle pick-ups and deliveries, unlimited high-speed data plan, and discounts on our service and products offerings. Currently, we also award membership points for successful referrals, which can be used to redeem merchandise in our online store. After we deliver more vehicles, collect more data, and have a better understanding of our users’ needs, we may continuously add more services into the program. Approximately half of our Li Plus paid membership was awarded along with the sales of Li ONE to users without additional charge and the remaining was redeemed by users in our online store using the customer loyalty points.

We also offer certain services embedded within the sale of vehicles, including installation of charging stalls, and vehicle internet connection services.

We cooperate with several financial institutions to facilitate auto finance for our users. We do not charge any financing service fees and are not obligated to facilitate any financing. After users place orders for our vehicles, there is a 24-hour wait period, during which the users may apply for refund. After the period ends, our system will automatically open auto finance applications, if needed, for the user to complete the applications for auto finance with financial institutions on our Li Auto App. As the financial institutions review the auto finance applications, our users can track the status of their applications on our Li Auto App or our website.

We work with insurance companies to facilitate our users’ purchase of a variety of auto insurance products.

Manufacturing, Supply Chain, and Quality Control Manufacturing

Manufacturing

We are listed in the catalog of vehicle manufacturers of the MIIT and we currently manufacture Li ONE in our own Changzhou factory. The Changzhou manufacturing base covers an area of 50 hectares and has constructed shop floor space of approximately 185,000 square meters. It consists of four workshops, stamping, welding, painting, and assembly, and an office building. Our production volume can be expanded to 200,000 units per year with our increased efficiency and technological capabilities.

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

In addition to our existing Changzhou manufacturing facility, we are expanding our manufacturing facilities in other areas to meet rising market demand with a more diverse product lineup. In October 2021, we officially commenced construction of our Beijing manufacturing facility which is scheduled to be operational in 2023 and expected to serve as an important manufacturing facility for our premium BEVs.

Supply Chain

We collaborate with various suppliers for sourced parts to build our Li ONE. We expect to benefit from economies of scale with our production volume ramp-up. We have developed close partnership with suppliers for key parts.

We make sourcing decisions taking into account quality, cost, and lead-time. Our supplier quality engineers are responsible for managing the production processes of suppliers to ensure that our quality standards are met. APQP (Advanced Product Quality Planning) and PPAP (Production Part Approval Process) procedures are executed with high standard.

We implemented a supplier relationship management system to collaborate with our suppliers for forecasting, ordering, receipt and return of goods. Our supply management team works closely with existing suppliers to ensure the availability of required supply. We also actively explore additional opportunities to work with first-tier suppliers to ensure supply and develop next-generation technologies.

Quality Control

Benchmarking the best-in-class practices in the industry, we have developed our own quality management system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

For Li ONE testing and validation, we have maintained over 1,700 vehicle testing measures, including over 500 critical testing measures, to ensure high quality. We had performed sufficient road tests including enhanced reliability test on proving grounds and vehicle durability test on roads for general users. The tests cover road environment tests under extreme working conditions such as extreme temperatures and humidity as well as high altitudes and tests of ADAS performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over 1,000 issues frequently seen in market recalls and confirmed our solutions are adequate. Before the volume production of Li ONE, we conducted special inspection and prevented 19 issues that other automakers have encountered.

User Privacy and Data Security

During the course of sales and marketing of our vehicles, certain personal information is directly collected by us from users based on the services the users select, and mainly includes name, email address, mobile number, ID number, and other personal information relating to the usage of our vehicles. We also directly collect users’ personal data, including transportation records and behavioral data for enhancing our autonomous driving technologies and infrastructures.

With our Surveying and Mapping Qualification Certificate, we accumulate certain data related to GPS and autonomous driving in compliance with relevant laws and regulations. We have obtained consents from our users to collect, store, and transmit data for the development of our autonomous driving system, such as location information, road conditions, and driving pattern. Our data privacy policy agreed by our users describes our data practices in the development of autonomous driving system, and we do not use any data for any purpose other than those specified in the data privacy policy with our users.

Aside from purchasing certain components, such as chipset and sensors, we are self-developing our autonomous driving system in a full-stack, closed-loop manner and we plan to do so in the foreseeable future. We store in-house all the data accumulated in developing autonomous driving technologies. Neither do we currently have any data sharing arrangement with external parties, nor does our business involve any cross-border data transfer. In particular, we have adopted and implemented strict internal protocols to ensure the security of map data we collect in the development of autonomous driving technologies in accordance with PRC laws. We do not provide any map data to or share such data with any foreign individuals and entities, or any foreign-invested enterprises established in China. We do not allow any unauthorized person to obtain such map data in the relevant technology tests and road tests. Pursuant to the PRC Law on Guarding State Secrets, the relevant authorities must mark state secrets on all the media that carry information involving state secrets, and if the information does not involve state secrets, it should not be marked as state secrets. When engaging in the aforementioned business, we did not see any state secret marks on the relevant media. To the best of our knowledge, we believe that the data we collect and store, including the map data, does not give rise to any state secret concern in any material respect.

With the level of intelligence and connectivity of vehicles, and our highly integrated system that interacts with the users, we place strong emphasis on data security and protection. We have adopted and implemented a strict internal control system focusing on data security and personal information protection. The privacy policies with respect to the collection, use, and disclosure of user data have been posted on the websites and mobile apps that we operate, which inform the users of the purposes, methods, and scope of collecting and using their personal information. We do not use users’ data for any purpose that has not been consented by the users or is not necessary for our provision of services to the users. We have implemented procedures to regulate our employees’ actions in relation to user data in order to protect user privacy and data security. We also have adopted a strict access control mechanism to protect user privacy while meeting business requirements. In addition, we employ a variety of technical solutions to prevent and detect risks in user privacy and data security, such as encryption and log audit. Our internal cloud data security team as well as external data security experts constantly examine and test our data security system to ensure that any vulnerability identified is fixed immediately. Our user database can only be accessed by our designated and authorized personnel after approval, whose actions are recorded and monitored constantly by our internal cloud data security team. Without due consent and authorization from users or going through compliance procedures, we will not provide personal data to our business partners. We strictly follow the terms of authorization and the scope of usage set forth in the agreements with our users when processing and analyzing their personal data, and require all of our business partners to acknowledge and sign confidentiality agreements before they receive any user data from us. All data analyzed are encrypted and de-identified in accordance with applicable laws and regulations. If any of our business partners misuses or leaks user data provided by us or cause any damage to our users or us, we are entitled to terminate the agreements with such business partner and take protective measures, such as changing encrypted passwords and disconnecting the network, and may also pursue further legal proceedings against the business partner.

Competition

The China automotive market is highly competitive and we expect that it will become even more competitive in the future. We believe that our vehicles compete with premium vehicles regardless of powertrain technologies. We believe the primary competitive factors in our markets are: technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, branding, and design and styling. We believe that positive factors pertaining to our competitive position include precise consumer targeting and product defining capabilities, innovative designs and technologies, manufacturing cost management, distribution cost management, and general management efficiency as a company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market.” for risks relating to competition in our industry.

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2021, we had 1,171 issued patents and 1,136 pending patent applications, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs. As of December 31, 2021, we had 494 registered trademarks, and 121 pending trademark applications in China. As of December 31, 2021, we also held or otherwise had the legal right to use 51 registered copyrights for software and 81 registered domain names, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies.

Vehicle Delivery

The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	December	March	June	September	December	March	June	September	December	March
	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022
Li ONE delivered (1)	973	3,869	10,473	19,133	33,597	46,176	63,751	88,867	124,088	155,804

Notes:

(1)	Excludes vehicles delivered for testing and other non-sales purposes.

Regulation

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

Regulations on Compulsory Product Certification

Pursuant to the Administrative Regulations on Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ (which has been merged into the SAMR), and became effective on September 1, 2009, and the List of the First Batch of Products Subject to Compulsory Product Certification that was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components cannot be sold, exported, or used in operating activities until they are certified by designated PRC certification authorities as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which became effective on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicles, which became effective on September 29, 2015, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which became effective on October 9, 2015, and the Development Plan for the New Energy Vehicle Industry (2021-2035), which became effective on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the relevant authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their facilities. The manufacturers of charging and battery swap facilities and electric vehicle manufacturers are encouraged to purchase liability insurance on charging safety to protect individual users.

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

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with OTA Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. In addition, if an automaker uses OTA technology to eliminate defects and recalls their defective products, it must make a recall plan and completes a filing with the SAMR.

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

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which became effective on the same day. This circular provides that those who purchase NEVs specified in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT from 2016 to 2020 may obtain subsidies from the PRC government. Pursuant to this circular, a purchaser may purchase an NEV from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such NEV is sold to the purchaser. Li ONE was added to this catalog by the MIIT on June 11, 2019 and is eligible for such subsidies. The circular also provided a preliminary phase-out schedule for the provision of subsidies.

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

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Improving the Subsidy Policy for the Promotion and Application of New Energy Vehicles, pursuant to which, the original end date of subsidies for NEV purchasers will be extended by two years to the end of 2022 and the national subsidies for NEVs will be reduced in 10% increments each year, commencing from 2020. Only NEVs with an MSRP of RMB300,000 or less before subsidies or equipped with battery swapping module are eligible for such subsidies starting from July 2020, and the selling price of Li ONE is higher than the threshold. In addition, the circular also limits the number of vehicles eligible for subsidies each year to approximately 2 million. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2021. Pursuant to this circular, the national subsidies for NEVs would be reduced in 20% increments in 2021 compared with that of 2020. On December 31, 2021, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Subsidy Policies for Promotion and Application of New Energy Vehicles in 2022, which became effective on January 1, 2022. Pursuant to this circular, the national subsidies for NEVs will be further reduced in 30% increments in 2022 compared with that of 2021. The circular also clarifies that the subsidy policy will not be implemented after December 31, 2022, and NEV purchasers will not be eligible for the subsidies if the NEVs they purchase are licensed after December 31, 2022.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the STA, the MIIT, and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax issued by the MIIT, including NEVs listed before December 31, 2017. Li ONE has been added to this catalog, and the purchasers of Li ONE thus may enjoy this tax exemption.

On April 16, 2020, the Ministry of Finance, the STA, and the MIIT jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, which became effective on January 1, 2021, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to December 31, 2022.

Non-Imposition of Vehicle and Vessel Tax

Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the STA, and the MIIT on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and STA from time to time. Li ONE was listed in this catalog issued by the MIIT and STA on July 1, 2019 and is thus exempt from vehicle and vessel tax.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs (including EREVs), which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. However, in Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing. Pursuant to the Implementation Measures on Encouraging and Using New Energy Vehicles in Shanghai issued by the local counterpart of the NDRC and other four governmental authorities in Shanghai in February 2021, EREVs will not be considered as the NEVs which are exempt from the license plate restrictions starting from January 1, 2023.

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

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Interim Rules on Subsidies for the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing, which became effective on August 4, 2021, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results. Likewise, such subsidies were also implemented in the Implementation Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use from 2018 to 2019 in Beijing that became effective on September 28, 2018 and the Implementation Rules on the Examination and Support of the Operation of Electronic Vehicles Charging Infrastructures for Public Use from 2019 to 2020 in Beijing.

CAFC and NEV Credit Schemes for Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the Ministry of Finance, the Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, pursuant to which, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its new energy vehicles credits, or NEV credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating of NEV credits.

NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores shall be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEV credit ratio set by the MIIT, while the actual scores are to be the product obtained by multiplying the score of each new energy vehicle type by respective new energy vehicle production/import volume. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers. As a manufacturer that will only manufacture new energy vehicles, after we obtain our own manufacturing license, we will be able to earn NEV credits by manufacturing new energy vehicles through our future manufacturing plant on each vehicle manufactured, and may sell our excess positive NEV credits to other vehicle manufacturers or importers. On June 15, 2020, the MIIT, the Ministry of Finance, the Ministry of Commerce, the PRC General Administration of Customs and the QSIQ jointly promulgated the Amendment to Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises. The newly erected measures, which became effective on January 1, 2021, adjusts the calculation methods of credits of new energy passenger vehicles and provides the requirements of NEV credits from 2021 to 2023.

Regulations on Autonomous Driving

On July 27, 2021, the MIIT, the Ministry of Public Security, and the Ministry of Transport issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Intelligent Connected Vehicles (Trial Implementation), or the Circular No. 97, which is the primary regulation governing protocol of road testing of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct a road testing of intelligent connected vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of intelligent connected system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; and (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the relevant authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the relevant authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

Regulations on Foreign Investment in China

Regulations on Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List and the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC. The Negative List and the Encouraging Catalog classify industries into three categories with regard to foreign investment: (i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.”

The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was published by the Ministry of Commerce and NDRC on December 27, 2021 and became effective on January 1, 2022. In addition, in December 2020, the Ministry of Commerce and the NDRC also jointly promulgated the Encouraged Foreign Investment Industry Catalog (2020), which became effective on January 2021. Industries that are not listed in the 2021 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in Internet culture businesses (except for music) and radio and television program production businesses under the 2021 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2021 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up foreign investment enterprises, or FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

In addition, on April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for foreign investors that own equity interest in PRC companies conducting value-added telecommunication business in China in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amended Provisions on Administration of Foreign-Invested Telecommunications Enterprises will take effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the newly amended regulations.

To comply with PRC laws and regulations, we rely on contractual arrangements with our VIEs to operate value-added telecommunications services in China.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

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

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or a “negative list”, The Foreign Investment Law grants national treatment to FIEs, except for those

FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current special administrative measures for market access of foreign investment (Negative List). The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities.

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

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the PRC Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services, or ICP services, are classified as value-added telecommunications services. Under the Telecommunications Regulations and relevant administrative measures, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. Otherwise, such an operator might be subject to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close the website.

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

We provide certain paid membership and other paid premium services to the owners of the vehicles through our websites and mobile application, which constitute commercial internet information services as defined in the above provisions. Beijing Chelixing Information Technology Co., Ltd. has obtained an ICP License that will remain effective until May 29, 2024.

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

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, promulgated the PRC Cybersecurity Law, which became effective on June 1, 2017. The Cybersecurity Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cybersecurity Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cybersecurity, and take corresponding remedial measures.

Internet information services providers are also required to maintain the integrity, confidentiality, and availability of network data. The Cybersecurity Law reaffirms the basic principles and requirements specified in other existing laws and regulations on personal data protection, such as the requirements on the collection, use, processing, storage, and disclosure of personal data, and internet information services providers being required to take technical and other necessary measures to ensure the security of the personal information they have collected and prevent the personal information from being divulged, damaged, or lost. Any violation of the Cybersecurity Law may subject an internet information services provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or criminal liabilities.

The Decision on Maintenance of Cybersecurity enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, stipulates, among others, that the following activities conducted via internet are subject to criminal penalty if they constitute crimes under PRC law: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, thus damaging computer systems and the communications networks; (iii) disconnecting computer networks or communications services without authorization in violation of laws and regulations; (iv) divulging state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights via internet.

The Provisions on Technological Measures for Cybersecurity Protection promulgated on December 13, 2005 by the Ministry of Public Security requires internet service providers and organizations that use interconnection services to implement technical measures for cybersecurity protection from any threat to network security, such as computer viruses and network attacks and breaches. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012 and the Provisions on the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be consensual, legal, reasonable, and necessary, and must be limited to specified purposes, methods, and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with, or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage, or loss. In case of any actual or potential leakage of user personal information, internet information service providers must take immediate remedial measures and make timely report to the relevant regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Lawfully Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued in 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued on May 8, 2017 and effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant regulations and rules; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person, and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable regulations and rules when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable regulations and rules.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision Against the Illegal Collection and Use of Personal Information by Apps issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation, or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests issued by the MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner, and scope of collecting and using personal information,” “collection and use of personal information without consent of users of the app,” “collecting personal information irrelevant to the services provided by the app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws,” and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an app operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user’s consent such that the user’s normal use of such app is disturbed; (iii) collecting any user’s personal information that has been actually collected by the app operator or activating the permission for collecting any user’s personal information by the app operator that is beyond the scope of personal information authorized to be collected; (iv) seeking any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the app operator.

On August 20, 2021, the Standing Committee of National People’s Congress issued the PRC Personal Information Protection Law, which took effect on November 1, 2021, integrates the scattered rules with respect to personal information rights and privacy protection. The PRC Personal Information Protection Law aims at protecting the personal information rights and interests, regulating the processing of personal information, ensuring the orderly and free flow of personal information in accordance with the law, and promoting the reasonable use of personal information. Personal information, as defined in the PRC Personal Information Protection Law, refers to information related to identified or identifiable natural persons and recorded by electronic or other means, but excluding the anonymized information. The PRC Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, which include but not limited to, where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which the individual is a contractual party. It also stipulates certain specific rules with respect to the obligations of a personal information processor, such as to inform the purpose and method of processing to the individuals, and the obligation of the third party who has access to the personal information by way of co-processing or delegation.

Pursuant to the Measures for Cybersecurity Review (2020) promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the Cyberspace Administration of China published the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review (2020). Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator should assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review.

The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency, and variety of sources of these products or services, the reliability of supply channels, and risks of supply interruptions due to factors such as politics, diplomacy, and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or transferred cross-border; (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with public offering; and (vii) other factors that may adversely affect the security of critical information infrastructures, cybersecurity, or data security.

If the cybersecurity review office of CAC deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a suggestion for the review conclusion and sending the suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments should issue a written reply within 15 business days. If the cybersecurity review office of CAC and these authorities reach a consensus, the cybersecurity review office of CAC should inform the operator in writing; otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law introduces a data classification and hierarchical protection system based on the materiality of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of persons or entities when such data is tampered with, destroyed, divulged, or illegally acquired or used. It also provides for a security review procedure for the data activities which may affect national security.

On August 17, 2021, the State Council promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which “critical information infrastructures” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, and those that may seriously endanger national security, national economy, and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities should also notify operators identified as the critical information infrastructure operators.

On October 29, 2021, the CAC published the Measures for the Security Assessment of Cross-border Transfer of Data (Draft for Comments) for public comments, pursuant to which data processors must conduct security assessment if they intend to provide any of the following data to an overseas recipient: (a) any personal information that is subject to security assessment according to applicable laws; or (b) any important data collected and generated in their business operation within the PRC territory. If any of the following circumstances is implicated in a cross-border data transfer, the data processor must apply to the relevant cyberspace administration authority for a security assessment: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million individuals provides personal information overseas; (iv) where the personal information of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals are transferred overseas, in each case as calculated cumulatively; or (v) other circumstances under which security assessment of cross-border transfer of data is required as prescribed by the national cyberspace administration. As of date of this annual report, the measures have not been formally adopted.

On November 14, 2021, the CAC published the Draft Data Security Regulations, which provides that data processors conducting the following activities should apply for cybersecurity review: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing personal information of over one million users; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” In addition, the Draft Data Security Regulations also require data processors processing important data or going public to conduct an annual data security assessment by themselves or by entrusting data security service agencies, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Where data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On August 12, 2021, the MIIT released the Opinions on Strengthening the Management of Intelligent Network Automotive Manufacturers and Product Access, pursuant to which intelligent automotive manufacturers are required to strengthen the management of automobile data security, network security, online software upgrade, functional safety, ensure product quality and production consistency, and promote high-quality development of the intelligent internet connection automobile industry. The opinions require intelligent automotive manufacturers to store personal information and important data in China, and security assessment needs to be made in case of cross-border transfer of personal data and important data. It also requires intelligent automotive manufacturers to establish data asset management accounts, implement data classification and hierarchical management, strengthen the protection of personal information and important data, take technical measures for data security protection to ensure that data is continuously in a state of effective protection and legal use, and implement data security risk assessment, data security incident reporting, and other requirements in accordance with the law.

On August 16, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, and Ministry of Transport jointly issued the Regulations on the Management of Automobile Data Security (for Trial Implementation), or the Regulations on Automobile Data Security, which became effective on October 1, 2021 and is aimed to regulate the activities of processing automobile data, including, without limitation, personal information and important data involved in the process of automotive design, production, sales, use, operation, and maintenance within the PRC territory. The Regulations on Automobile Data Security elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios. Automobile data processors are required to comply with the following principles and requirements when processing automobile data: (i) the principle of in-car processing: automobile data should be processed inside a car, unless it is absolutely necessary to provide the data outside the car; (ii) the principle of no collection by default: “No collection” should be set as default for every drive, unless the driver independently sets it otherwise; (iii) the principle of proper precision: the coverage and resolution of camera, radar, and others should be determined according to the data accuracy requirements of the functional services provided; and (iv) the principle of desensitization: anonymization and de-identification should be conducted as much as possible. Automobile data processors that process personal information are also required to notify individuals details on the data collected and use of data in an obvious way, such as a user manual, onboard display panel, audio, and vehicle use application. In addition, the Regulations on Automobile Data Security defines “important data” as the data that may endanger national security, public interests, or the legitimate rights and interests of individuals or organizations if it is tampered with, damaged, disclosed, illegally obtained, or illegally used, including: (i) geographic information, passenger flow, vehicle flow, and other data of important sensitive areas such as military administrative zones, entities of science, technology and industry for national defense, and Chinese Communist Party organizations and government agencies at or above the county level; (ii) data reflecting economic operation such as vehicle flow and logistics; (iii) operational data of the automobile charging network; (iv) video and image data outside the vehicles that contain facial information and license plate information, among others; (v) personal information involving more than 100,000 subjects; and (vi) other data that may affect national security, public interest, and the legitimate rights and interests of individuals or organizations as specified by the CAC and other relevant departments of the State Council. The Regulations on Automobile Data Security requires that the important data should be stored within China, and if it is necessary to transfer such data abroad, it must undergo a security assessment organized by the regulator.

On February 10, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology for public comments. The draft measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The draft measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that collect, store, use, process, transmit, provide, and disclose data in the field of industry and information technology. Pursuant to the draft measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The draft measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the category or quantity of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the draft measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected, and if the data to be transferred includes important and core data, it shall complete the filing with relevant authorities. In addition, the draft measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

After obtaining a construction work planning permit, subject to certain exceptions, a construction enterprise must apply for a construction work commencement permit from the construction authority under the local people’s government at the county level or above pursuant to the Administrative Provisions on Construction Permit of Construction Projects promulgated by the Ministry of Housing and Urban-Rural Development on June 25, 2014, implemented on October 25, 2014, and amended on September 28, 2018 and March 30, 2021.

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

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose relevant information or make an announcement, imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under relevant construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2002, amended on August 27, 2009, August 31, 2014, and June 10, 2021, and became effective on September 1, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, use of such projects, or operation of relevant business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and last amended in 2020 the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention and ten years in the case of utility models and designs.

Regulations on Copyright

The PRC Copyright Law, which took effect on June 1, 1991 and was last amended in 2020 provides that Chinese citizens, legal persons, or other organizations own copyright in their copyrightable works, whether published or not, which include, among others, works of literature, art, natural science, social science, engineering technology, and computer software. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the PRC Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the PRC Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office under the SAMR (formally known as the SAIC) handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

On October 23, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which, among other things, allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this circular is relatively new, it is unclear how SAFE and competent banks will carry it out in practice.

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

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which became effective on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the STA, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. Pursuant to this announcement, the generally applicable VAT rates are simplified as 13%, 9%, 6%, and 0%, which became effective on April 1, 2019, and the VAT rate applicable to the small-scale taxpayers is 3%.

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

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend

Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the STA and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counter party country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the STA issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or STA Circular 7. Pursuant to STA Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to STA Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. STA Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the STA issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or STA Circular 37, which was amended by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the STA. STA Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of STA Circular 7. STA Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the STA will become solely responsible for collecting social insurance premiums.

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

In addition, the STA has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

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

On July 6, 2021, the State Council and General Office of the General Office of the Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the Draft Overseas Listing Provisions and the Draft Filing Measures for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Drafting Overseas Listing Provisions may subject the domestic enterprise to a warning or a fine of RMB1 million to RMB10 million. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked. The Draft Filing Measures also provide that a PRC domestic company must file with the CSRC within three business days for its follow on offering of securities or issue of securities to purchase assets after it is listed in an overseas market. However, there is no timetable as to when these drafts will be enacted.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this annual report.

Li Auto Inc. (Cayman)
100%
Leading Ideal HK Limited (Hong Kong)
Offshore
Onshore PRC
100%
100%
100%
Beijing Xindian Transport Information Technology Co., Ltd.(1)
Beijing Co Wheels Technology Co., Ltd.
Jiangsu Xindian Interactive Sales and Services Co., Ltd.
Beijing Leading Automobile Sales Co., Ltd. and certain other subsidiaries(1)
Beijing CHJ Information Technology Co., Ltd.
100%
100%
100%
100%
Lixiang Zhixing Automobile Sales & Services (Shanghai) Co., Ltd.
Lixiang Zhizao Automobile Sales & Services (Beijing) Co., Ltd.
Lixiang Zhizao Automobile Sales & Services (Chengdu) Co., Ltd.
Jiangsu CHJ Automobile Co., Ltd.
Equity interests
Contractual arrangements

Note:

(1)	Certain other subsidiaries include, among others, Chongqing Lixiang Automobile Co., Ltd., an indirect wholly-owned subsidiary of Leading Ideal HK Limited (Hong Kong).

Contractual Arrangements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Li Auto Inc. is an exempted company with limited liability incorporated in the Cayman Islands. Wheels Technology is our PRC subsidiary and an FIE under the PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through our VIEs, Beijing CHJ and Xindian Information, and their subsidiaries in China, based on a series of contractual arrangements by and among Wheels Technology, our VIEs, and their respective shareholders.

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

Agreements that provide us with effective control over our VIEs and their subsidiaries

Powers of Attorney and Business Operation Agreement. Pursuant to the respective power of attorney entered into in April 2021, each shareholder of Beijing CHJ irrevocably authorized Wheels Technology to act as his attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

Pursuant to the business operation agreement entered into in April 2021 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the business operation agreement, each shareholder of Xindian Information has executed a power of attorney in April 2021 to irrevocably authorized Wheels Technology to act as his or her attorney- in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

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

Equity Pledge Agreements. Pursuant to the equity pledge agreement entered into in April 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the equity option agreement and the power of attorney, as well as the performance by Beijing CHJ of its obligations under the equity option agreement, the power of attorney, and payment of service fees to Wheels Technology under the exclusive consultation and service agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the equity pledge agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Beijing CHJ described above.

We have completed the registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law.

Agreements that allow us to receive economic benefits from our VIEs and their subsidiaries

Exclusive Consultation and Service Agreements. Pursuant to the exclusive consultation service agreement entered into in April 2021 by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’ prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income, after making up losses from previous years, or an amount that is adjusted in accordance with Wheels Technology’ sole discretion for the relevant quarter and also the mutually-agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIEs and their subsidiaries

Equity Option Agreements. Pursuant to the equity option agreement in April 2021 by and between Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The equity option agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of our VIEs in China and Wheels Technology are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and
●	each of the agreements listed above among our company, Wheels Technology, our VIEs, and their respective shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms and applicable laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

The revenue contribution of our VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to approximately 100.0%, 84.6%, and 23.3% of our total revenues in 2019, 2020, and 2021, respectively.

D.	Property, Plants and Equipment

We are headquartered in Beijing, China. We own land use rights with respect to one parcel of land in Changzhou, Jiangsu Province, China of approximately 723,600.19 square meters and the ownership with respect to the plants thereon for the term ending on May 7, 2065 and January 23, 2069, respectively.

We have also leased a number of our facilities. The relevant lease agreements expire between 2022 and 2035. The following table sets forth the location, approximate size, primary use, and lease term of our major leased facilities as of December 31, 2021:

	Approximate
	Size (Building)
	in Square
Location	Meters	Primary Use	Lease Term	Expire Date
Beijing	59,954	Headquarters, office, research and development	15 years	August 2035
Beijing and Shanghai	26,694	Office	2 years to 3 years	September 2022 to December 2024

Hangzhou, Changchun, Changsha, Anshan, Xiangyang, Qingdao, Shenyang, Hefei, Wenzhou, Chongqing, Shenzhen, Shanghai, Zhenjiang, Longyan, Zhengzhou, Futian, Yantai, Jinhua, Linyi, Beijing, Changde, Huaian, Qinhuangdao, Ningbo, Yangzhou, Harbin, Guangzhou, Suzhou, Dalian, Shantou, Baoding, Zunyi, Chengdu, Hangzhou, Yulin, Handan, Ganzhou, Zhanjiang, Huizhou, Miyun, Hengyang, Foshan, Sanya, Jining, Wuhu, Taizhou, Fuyang, Nanchang, Dongguan, Tianjin, Dongying, Zhuhai, Daqing, Baotou, Guilin, Nanchong, Hengyang, Xinmi, Liuzhou, Ordos, Weihai, Lhasa, Xuzhou, Huzhou, Nanning, Changzhou, Suzhou, Chengdu, Xiamen, Xingtai, Kunming, Nanjing, Yinchuan, Bengbu, Zibo, Chifeng, Luoyang, Jieyang, Jiaxing, Shaoxing, Xinxiang, Mianyang, Kaifeng, Shangqiu, Wuxi, Jinan, Heze, Ningbo, Yancheng, Zhangzhou, Dezhou, Zhuzhou, Lianyungang, Datong, Pingdingshan, Taizhou, Changchun, Hohhot, Urumqi, Taiyuan, Xining, Quanzhou, Nantong, Lanzhou, Weifang, Xiangyang, Leshan, Suqian, Fuzhou, Guiyang, Zhongshan, Rizhao, Zhanjiang, Tai'an, Cixi

	219,224	Retail stores, delivery centers, and servicing centers	7 months to 12 years	February 2022 to August 2034
Chongqing and Beijing	22,632	Vehicle, engineering, and other services	5 years to 15 years	July 2024 to August 2032

ITEM 4A.UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Through our product and technology, we provide families with safe and convenient products and services. We are a pioneer in successfully commercializing EREVs in China. Our first model, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 and released the 2021 Li ONE on May 25, 2021. As of December 31, 2021, we delivered over 124,000 Li ONEs.

Key Factors Affecting Our Results of Operations

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

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. The COVID-19 pandemic caused a delay in our production ramp-up in the first quarter of 2021, which required us to spend more time and resources, including overtime work arrangements, than originally planned to meet the delivery targets. The temporary closure of our retail stores or delivery and servicing centers in response to the COVID-19 outbreak and the reduced visitor traffic after reopening also had an impact on the timely achievement of our delivery targets. Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, which also adversely affected our production and deliveries. As a new manufacturer of NEVs, we may have challenges in our quality control processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

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

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

The COVID-19 pandemic has affected China’s automotive industry in general and our Company and our suppliers in particular, resulting in a reduction of vehicles manufactured and delivered in the first quarter of 2020. Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, we postponed the production in our Changzhou manufacturing facility after the Chinese New Year holiday in February 2020 for approximately three weeks, and also experienced short-term delays in our suppliers’ delivery of certain raw materials needed for production ranging from approximately two weeks to two months. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, we also temporarily postponed the delivery of Li ONE to our users. In addition, we did not open any new retail stores from January 2020 to April 2020. Following this temporary closure in February 2020, we reopened our retail stores and delivery and servicing centers and have resumed vehicle delivery to our users. By the end of March 2020, the business activities of our suppliers had fully recovered and their delivery of raw materials had resumed to the normal level. In May 2020, we started to open new retail stores as the spread of the COVID-19 slowed down in China. The delay in our production ramp-up, expansion of retail stores, and vehicle delivery adversely affected our results of operations for the first quarter of 2020. We did not experience any material cancellation of orders by our users during the COVID- 19 pandemic.

Currently, our manufacturing facility has gradually increased its production capacity in accordance with anticipated vehicle delivery based on user orders, and we have not experienced significant constraints on our supply chain or significant increases in our supply costs as a result of the COVID-19 pandemic. Although our vehicle deliveries in the first quarter of 2020 were adversely affected by the COVID-19 pandemic, we achieved satisfactory delivery results in the second, third, and fourth quarter of 2020 and in the first quarter of 2021, as the impact of the COVID-19 pandemic began to alleviate starting from the second quarter of 2020, with most restrictive measures lifted and most of our operations back to the normal level. The total number of vehicles that we delivered in the second quarter of 2020 was 6,604, representing an increase of 128.0% from the first quarter of 2020. The total number of vehicles that we delivered in the third quarter of 2020 was 8,660, representing an increase of 31.1% from the second quarter of 2020. The total number of vehicles that we delivered in the fourth quarter of 2020 was 14,464, representing an increase of 67.0% from the third quarter of 2020. The total number of vehicles that we delivered in the first quarter of 2021 was 12,579, representing an increase of 334.4% from the first quarter of 2020 and a slight decrease of 13.0% from the fourth quarter of 2020. In addition, since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for our millimeter-wave radar supplier had been severely hampered, and our production and deliveries for the third quarter of 2021 had been adversely affected. The extent to which the COVID-19 pandemic affects our financial condition, results of operations, and cash flows in the future will depend on the future developments of the pandemic, including the duration and severity of the pandemic, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable, and beyond our control. In addition, our financial condition, results of operations, and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general.

In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, we will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to our financial condition and liquidity. See also “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We began recognizing vehicle sales revenues in December 2019, when we began making deliveries of Li ONEs. We also recognize revenues from peripheral products and services, including multiple distinct products and services of vehicle sales such as charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, standalone services such as our Li Plus Membership, maintenance service, and sales of new energy credit points.

Cost of Sales

Our cost of sales primarily consists of cost of vehicles sales, including direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist of (i) employee compensation for our research and development staff, including salaries, bonuses, and other benefits, (ii) design and development expenses, primarily including consultation fees and validation and testing fees, (iii) depreciation and amortization expenses of equipment and software for our research and development activities, and (iv) rental and other expenses. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of (i) employee compensation for employees other than research and development staff, including salaries, bonuses, and other benefits, (ii) marketing and promotional expenses, (iii) rental and related expenses primarily for our offices, retail stores and delivery and servicing centers, (iv) depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities and equipment before the start of production, and (v) office supplies and other expenses.

Interest Expense

Interest expense represents accrued and paid interest with respect to our indebtedness, including convertible debt, financing lease for our manufacturing facility, secured note payable, and borrowings.

Interest Income and Investment Income, Net

Interest income primarily consists of interest earned on cash deposits in banks. Investment income primarily consists of gain from short-term investments and fair value changes in our long-term investments.

Change in Fair Value of Warrants and Derivative Liabilities

Change in fair value of warrants and derivative liabilities consists of fair value changes in the warrants issued during our Series B-3 financing and Series C financing and the conversion feature bifurcated from our preferred shares.

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

China

Beijing CHJ and Wheels Technology are qualified as a high and new technology enterprise under the PRC Enterprise Income Tax Law and are eligible for a preferential enterprise income tax rate of 15% for a period of three years, while other PRC companies are subject to enterprise income tax at a uniform rate of 25%. The enterprise income tax is calculated based on an entity’s global income as determined under PRC tax laws and accounting standards.

Our vehicles sales are subject to value-added tax at a rate of 13%, less the value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

Chongqing Lixiang Automobile Co,. Ltd., one of our subsidiaries, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles and 3% consumption tax rate from August 2021.

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

Significant Accounting Policies and Critical Accounting Estimates

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

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of significant accounting policies, judgments, and related critical estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of significant accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies, and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Revenue Recognition

We recognize revenues from vehicle sales and peripheral products and services. We adopted ASC 606, Revenue from Contracts with Customers, on January 1, 2018 by applying the full retrospective method.

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

Vehicle Sales

We recognize revenues from sales of vehicles and other products and services that are provided in connection with an auto sale. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty we provide is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of Li ONE to a user.

Users only pay the amount after deducting the government subsidies to which they are entitled for the purchase of NEVs, which are applied on their behalf and collected by us from the government according to the applicable government policy. We have concluded that government subsidies should be considered as a part of the transaction price we charge the users for the NEVs, as subsidies are granted to NEV purchasers and such purchasers remain liable for such amount if the subsidies are not received by us due to the purchasers’ fault. After the issuance of the circular by the PRC Ministry of Finance and other national regulatory authorities in April 2020 to reduce the amount of subsidies in 10% increments each year commencing from 2020, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the selling price of Li ONE is higher than the threshold. Li ONE used to be eligible for a government subsidy of RMB 10,000 per individual buyer before April 2020 or RMB 8,500 per individual buyer from April to July 2020. After July 2020, Li ONE is no longer eligible for the government subsidy.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. We allocate the revenue to charging stalls and extended lifetime warranties for initial owners based on its relative observable standalone selling price. We use the cost plus a margin approach to estimate the standalone price and allocate the revenue to vehicle internet connection services and FOTA upgrades, considering our pricing policies and practices, direct cost data utilized in marking pricing decisions and market data related to historical margin within the industry. The revenues for sales of vehicles and charging stalls are recognized at a point in time when the control of the products are transferred to users. For vehicle internet connection services and FOTA upgrades, revenues are recognized using a straight-line method over the service period. For the extended lifetime warranties for initial owners, given the limited operating history and lack of historical data, the revenues are recognized over time based on a straight-line method over the extended warranty period initially, and we will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

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

Customer Loyalty Points

Beginning in January 2020, we offer customer loyalty points, which can be redeemed for merchandise or services in our online store. We determine the value of each customer loyalty point based on the cost plus a margin of our merchandise or services that can be obtained through redemption of the customer loyalty points.

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

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by the MIIT, each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing NEVs. The Automotive Regulatory Credits are tradable and can be sold to other companies through a credit management system established by the MIIT. We earn the tradable new energy vehicle credits from the production of our electric vehicles. We sell these credits at agreed prices to other regulated entities who can use the credits to comply with the regulatory requirements. We recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits are transferred to the purchasing party as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV credits have been transferred to purchasing party.

Practical Expedients and Exemptions

We elect to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenues upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

Product Warranties

We provide product warranties on all new vehicles based on the contracts with our users at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimates of projected costs to repair or replace vehicles under warranties. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

As of December 31, 2021, we had recorded RMB842.3 million of accrued warranty, including the warranty cost for the voluntary recall for vehicles produced on or before June 1, 2020. We monitor warranty activity and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates. See Note 2(q), “Product Warranties,” of the notes to our consolidated financial statements included elsewhere in this annual report for disclosure of our product warranty liabilities.

Impairment of Long-Lived Assets and Intangible Assets with Indefinite Lives

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable in accordance with ASC 360. We measure the carrying amount of a long-lived asset against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated.

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If we determine that it is more likely than not that the indefinite-lived intangible asset is impaired after performing the qualitative assessment, we calculate the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that it is not likely that the indefinite-lived intangible assets were impaired as of December 31, 2019, 2020, and 2021.

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

Critical judgements have been involved in determining whether a legal entity is a consolidated affiliated entity, and must be reconsidered as a matter of course, upon the occurrence of certain events as provided for within ASC 810-10-35-4. In this regard, we will continue to monitor and assess whether we remain primary beneficiaries of these entities and should continue to consolidate each prospectively. See “Item 3.D. Key Information-Risk Factors-Risks Relating to Our Corporate Structure.”

All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Share-Based Compensation

We grant share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of an initial public offering as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of our initial public offering in the United States using the graded-vesting method, net of estimated forfeitures.

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

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, and consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452 as of February 28, 2022.

We began to grant share options to employees from 2015. In conjunction with our reorganization in July 2019, we transferred share options from Beijing CHJ to Li Auto Inc. The share options under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted. Meanwhile, the options granted are only exercisable upon the occurrence of our initial public offering in the United States.

In July 2020, our board of directors and members adopted the 2020 Plan, which allows us to grant options to our employees, directors, and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan as of February 28, 2022 is 165,696,625.

In March 2021, we adopted the 2021 Plan and granted options to purchase 108,557,400 Class B Ordinary Shares to Mr. Xiang Li, the Company’s founder and chief executive officer. On May 5, 2021, our board of directors approved to replace these share options with the same amount of restricted Class B ordinary shares under the 2021 Plan. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

As of December 31, 2019, we had not recognized any share-based compensation expenses for options granted, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. We recorded share-based compensation expenses of RMB142.8 million for the year ended December 31, 2020, including cumulative share-based compensation expenses recognized upon the completion of our initial public offering in the United States. We recorded share-based compensation expenses of RMB1.1 billion (US$172.8 million) for the year ended December 31, 2021.

Fair Value of Options

For share options for the purchase of ordinary shares granted to employees, directors and consultants classified as equity awards, the related share-based compensation expenses are measured based on the fair value of the awards on the grant date, which is calculated using the binomial option pricing model. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk-free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

The fair value of each option granted under the 2019 Plan and 2020 Plan for the years ended December 31, 2019, 2020, and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2019	2020	2021
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.90–1.45	1.35–1.90	14.42–17.35
Risk-free interest rate	1.98%–3.17%	0.69%–1.92%	0.93%–1.48%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	47%–48%	45%–46%	47%–48%

The fair value of the option granted under the 2021 Plan was estimated on the date of grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of option grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	—%
Expected volatility	47%

The options granted under the 2021 Plan to Mr. Xiang Li included performance conditions. As of December 31, 2021, we did not recognize any share-based compensation expenses for these awards, because we consider it is not probable that the performance-based vesting conditions will be satisfied as of December 31, 2021.

The assumptions used in the binomial option pricing model, other than the fair value of ordinary shares, are estimated as follows:

●	Risk-free interest rate: the Risk-free interest rate is estimated based on the yield curve of U.S. Sovereign Bond as of the option valuation date.
●	Expected terms (in years): we estimate the expected term based on the contract terms for employees.
●	Expected dividend yield: expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.
●	Expected volatility: the expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options.

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of performance achievement when the achievement of each performance achievement becomes probable. Please refer to the performance-based compensation granted to Mr. Xiang Li aforementioned.

Fair Value of Ordinary Shares

The following table sets forth the fair value of our ordinary shares estimated at the grant dates of share options before our listing on the Nasdaq.

	Fair Value per
Valuation Date	Share (US$)	DLOM	Discount
January 1, 2018	0.77	20%	30.0%
July 1, 2018	0.89	20%	28.0%
January 1, 2019	0.90	15%	28.0%
July 1, 2019	1.27	10%	27.0%
December 31, 2019	1.45	10%	26.5%
March 31, 2020	1.35	10%	27.0%
July 1, 2020	1.90	5%	26.0%

In determining the grant date fair value of our ordinary shares before our initial public offering for purposes of recording share-based compensation in connection with employee stock options, we evaluated the use of the income approach to estimate the enterprise value of our company and income approach (discounted cash flow, or DCF method) was relied on for value determination. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

●	weighted average cost of capital, or WACC: The WACCs were determined with a consideration of the factors including risk-free rate, systematic risk, equity market premium, size of our company and our ability to achieve forecasted projections; and
●	discount for lack of marketability, or DLOM: DLOM was quantified by the Finnerty’s Average-Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM.

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

Significant Factors Contributing to the Difference in Fair Value Determined

The determined fair value of our ordinary shares increased from US$0.77 per share as of January 1, 2018 to US$0.90 per share as of January 1, 2019. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

●	we raised additional capital by issuing Series B-2 preferred shares in June 2018 and by issuing Series B-3 preferred shares in January 2019 to certain investors, which provided us with additional capital for our business expansion;
●	as we progressed towards being qualified for an initial public offering in the United States, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 20% as of January 1, 2018 to 15% as of January 1, 2019; and as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 30.0% as of January 1, 2018 to 28.0% as of January 1, 2019.

The determined fair value of our ordinary shares increased from US$0.90 per share as of January 1, 2019 to US$1.45 per share as of December 31, 2019. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

●	we raised additional capital by issuing Series C preferred shares in July 2019 to certain investors, which provided us with additional capital for our business expansion;
●	as we progressed towards being qualified for an initial public offering in the United States, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 15% as of January 1, 2019 to 10% as of December 31, 2019; and as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 28.0% as of January 1, 2019 to 26.5% as of December 31, 2019.

The determined fair value of our ordinary shares decreased from US$1.45 per share as of December 31, 2019 to US$1.35 per share as of March 31, 2020. We believe that the decrease in the fair value of our ordinary shares was primarily attributable to the following factor:

●	due to the outbreak of the COVID-19 pandemic in China since the end of January 2020, there has been uncertainty and disruption in the Chinese economy and the China automotive industry; therefore the discount rate increased from 26.5% as of December 31, 2019 to 27.0% as of March 31, 2020.

The determined fair value of our ordinary shares increased from US$1.35 per share as of March 31, 2020 to US$1.90 per share as of July 1, 2020. We believe that the increase in the fair value of our ordinary shares was primarily attributable to the following factors:

●	as we progressed towards being qualified for an initial public offering, the lead time to an expected liquidity event decreased, resulting in a decrease of DLOM from 10% as of March 31, 2020 to 5% as of July 1, 2020; and as a result of progress events described above and the continuous growth of our business, the discount rate decreased from 27.0% as of March 31, 2020 to 26.0% as of July 1, 2020.

Warrants and Derivative Liabilities

As the warrants and derivative liabilities are not traded in an active market with readily observable quoted prices, we use significant unobservable inputs (Level 3) to measure the fair value of these warrants and derivative liabilities at inception and at each subsequent balance sheet date.

Our Directors adopted the following procedures in relation to the valuation of our Level 3 financial liabilities: (i) reviewed the terms of Preferred Shares agreements; (ii) engaged an independent professional valuer that has appropriate qualifications and relevant experience; (iii) reviewed and discussed with the valuer on the valuation methodology and relevant assumptions; and (iv) reviewed the valuation working papers and results prepared by the valuer. Based on the above procedures, our Directors are of the view that the valuation analysis performed by the valuer is fair and reasonable, and the Level 3 fair value measurements in our financial statements are properly prepared.

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

Upon the completion of our initial public offering in the United States, the fair value of warrants and derivative liabilities is determined with reference to the initial public offering price of our ADSs on the Nasdaq Global Select Market.

Comparable Companies

In deriving the cost of equity as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they design, develop, manufacture, and sell electric vehicles and (ii) their shares are publicly traded in Hong Kong or the United States.

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

Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive loss in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We must assess the likelihood that we will be able to recover our deferred tax assets against future sources of taxable income and reduce the carrying amount of deferred tax assets by recording a valuation allowance if, based on all available evidence, it is more likely than not that all or a portion of such assets will not be realized.

This assessment takes into account various types of evidence, including the following:

●	nature, frequency, and severity of current and cumulative pre-tax losses. A pattern of objectively measured recent pre-tax losses is heavily weighted as a source of negative evidence. We generally consider cumulative pre-tax losses in the prior periods ending with the current year to be significant negative evidence regarding future profitability. We also consider the strength and trend of earnings, as well as other relevant factors. In certain circumstances, historical information may not be as relevant due to changes in our business operations.
●	sources of future taxable income. Future reversals of existing temporary differences are heavily weighted sources of objectively positive evidence. Projections of future taxable income exclusive of reversing temporary differences are a source of positive evidence only when the projections are combined with a history of recent profits and can be reasonably estimated. Otherwise, these projections are considered inherently subjective and generally will not be sufficient to overcome negative evidence that includes relevant cumulative losses in recent years, particularly if the projected future taxable income is dependent on an anticipated turnaround to profitability that has not yet been achieved. In such cases, we generally give these projections of future taxable income no weight for the purposes of our valuation allowance assessment; and
●	tax planning strategies. If necessary and available, tax planning strategies could be implemented to generate taxable amounts to utilize the loss carryforwards. These strategies would be a source of additional positive evidence and, depending on their nature, could be heavily weighted.

For additional information regarding income taxes, see Note 27 of the Notes to our consolidated financial statements.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2019, 2020, and 2021 were increases of 4.5%, 0.2%, and 1.5% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office, retail stores and delivery and servicing centers may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 to our audited consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:
—Vehicle sales	280,967	9,282,703	26,128,469	4,100,127
—Other sales and services	3,400	173,906	881,310	138,297
Total revenues	284,367	9,456,609	27,009,779	4,238,424
Cost of sales(1):
—Vehicle sales	(279,555)	(7,763,628)	(20,755,578)	(3,257,003)
—Other sales and services	(4,907)	(143,642)	(492,747)	(77,323)
Total cost of sales	(284,462)	(7,907,270)	(21,248,325)	(3,334,326)
Gross (loss)/profit	(95)	1,549,339	5,761,454	904,098
Operating expenses:
—Research and development(1)	(1,169,140)	(1,099,857)	(3,286,389)	(515,706)
—Selling, general and administrative(1)	(689,379)	(1,118,819)	(3,492,385)	(548,031)
Total operating expenses	(1,858,519)	(2,218,676)	(6,778,774)	(1,063,737)
Loss from operations	(1,858,614)	(669,337)	(1,017,320)	(159,639)
Other (expense)/income:
Interest expense	(83,667)	(66,916)	(63,244)	(9,924)
Interest income and investment income, net	79,631	254,916	740,432	116,190
Changes in fair value of warrants and derivative liabilities	(426,425)	272,327	—	—
Others, net	(128,799)	20,133	187,320	29,395
Loss before income tax expense	(2,417,874)	(188,877)	(152,812)	(23,978)
Net (loss)/income	(2,438,536)	(151,657)	(321,455)	(50,442)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	1,515	26,713	4,192
Research and development expenses	—	60,789	741,793	116,404
Selling, general and administrative expenses	—	80,491	332,850	52,231
Total	—	142,795	1,101,356	172,827

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased from RMB9.5 billion in 2020 to RMB27.0 billion (US$4.2 billion) in 2021, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales were RMB26.1 billion (US$4.1 billion) in 2021, compared with RMB9.3 billion in 2020, primarily attributable to the increased deliveries in 2021.

Revenues from other sales and services were RMB881.3 million (US$138.3 million) in 2021, compared with RMB173.9 million in 2020, primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

Cost of Sales

Our cost of sales increased from RMB7.9 billion in 2020 to RMB21.2 billion (US$3.3 billion) in 2021, due to increase in sales volume of vehicles.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB5.8 billion (US$904.1 million) in 2021, compared with RMB1.5 billion in 2020.

Research and Development Expenses

Our research and development expenses increased from RMB1.1 billion in 2020 to RMB3.3 billion (US$515.7 million) in 2021, primarily attributable to increased employee compensation as a result of growing number of research and development staff as well as increased costs associated with new products developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB1.1 billion in 2020 to RMB3.5 billion (US$548.0 million) in 2021, primarily attributable to increased employee compensation as a result of growing number of staff, as well as increased marketing and promotional activities and rental expenses associated with the expansion of our sales network.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB669.3 million in 2020 to RMB1.0 billion (US$159.6 million) in 2021.

Interest Income and Investment Income, Net

Our net interest income and investment income, net increased from RMB254.9 million in 2020 to RMB740.4 million (US$116.2 million) in 2021, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB272.3 million fair value gain of warrants and derivative liabilities for the year ended December 31, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

Net Loss

As a result of the foregoing, we incurred net loss of RMB321.5 million (US$50.4 million) in 2021, compared with net loss of RMB151.7 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

We began making deliveries of Li ONEs in December 2019 and the fiscal year 2020 was the first full year after commencing making deliveries. Our total revenues increased from RMB284.4 million in 2019 to RMB9.5 billion in 2020, due to increase in sales volume of vehicles. Revenues from vehicle sales were RMB9.3 billion in 2020, compared with RMB281.0 million in 2019. Revenues from other sales and services were RMB173.9 million in 2020, compared with RMB3.4 million in 2019.

Cost of Sales

Our cost of sales increased from RMB284.5 million in 2019 to RMB7.9 billion in 2020, due to increase in sales volume of vehicles.

Gross (Loss)/Profit

As a result of the foregoing, we generated gross profit of RMB1.5 billion in 2020, compared with RMB0.1 million gross loss in 2019.

Research and Development Expenses

Our research and development expenses decreased from RMB1.2 billion in 2019 to RMB1.1 billion in 2020, primarily attributable to a decrease in design and development expenses from RMB603.3 million to RMB406.2 million due to higher validation and testing fees that we incurred in 2019 to prepare for the production of Li ONE, partially offset by an increase in employee compensation expenses from RMB461.9 million to RMB580.2 million due to share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering as well as our headcount growth.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB689.4 million in 2019 to RMB1.1 billion in 2020, primarily attributable to (i) an increase in employee compensation from RMB238.4 million to RMB449.1 million due to increased headcount and share-based compensation expenses recognized related to the stock options granted to employees with service conditions and a performance condition related to our initial public offering, (ii) an increase in marketing and promotional expenses from RMB176.4 million to RMB264.8 million due to increased marketing and promotional activities, and (iii) an increase in rental and related expenses from RMB78.9 million to RMB162.9 million related to the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

As a result of the foregoing, the operating loss decreased from RMB1.9 billion in 2019 to RMB669.3 million in 2020.

Interest Expense

Our interest expense decreased from RMB83.7 million in 2019 to RMB66.9 million in 2020, primarily attributable to the conversion of convertible promissory notes into preferred shares in July 2019 and the decreased principal of the corporate loan in June 2020.

Interest Income and Investment Income, Net

Our net interest income and investment income increased significantly from RMB79.6 million in 2019 to RMB254.9 million in 2020, primarily attributable to an increase in the scale of our investments in wealth management products.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB272.3 million of fair value gain of warrants and derivative liabilities in 2020, compared with RMB426.4 million of fair value loss of warrants and derivative liabilities in 2019, primarily attributable to the change in the fair value of our company and the decreased possibility of the exercise of warrant and conversion rights of preferred shareholders.

Net Loss

As a result of the foregoing, we incurred net loss of RMB151.7 million in 2020, compared with net loss of RMB2.4 billion in 2019.

B.	Liquidity and Capital Resources

As of December 31, 2021, we had RMB50.2 billion in cash and cash equivalents, restricted cash, time deposits and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our operating cash flow for the year ended December 31, 2021 was RMB8.3 billion (US$1.3 billion), compared with negative RMB1.8 billion and positive RMB3.1 billion for the years ended December 31, 2019 and 2020, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash (used in)/provided by operating activities	(1,793,710)	3,139,804	8,340,385	1,308,788
Net cash used in investing activities	(2,574,836)	(18,737,725)	(4,257,244)	(668,054)
Net cash provided by financing activities	5,655,690	24,710,697	16,709,533	2,622,090
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	53,722	(376,646)	(472,129)	(74,086)
Net increase in cash, cash equivalents, and restricted cash	1,340,866	8,736,130	20,320,545	3,188,738
Cash, cash equivalents, and restricted cash at the beginning of the year/period	95,523	1,436,389	10,172,519	1,596,290
Cash, cash equivalents, and restricted cash at the end of the year/period	1,436,389	10,172,519	30,493,064	4,785,028

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2021 was RMB8.3 billion (US$1.3 billion), primarily attributable to our net loss of RMB321.5 million (US$50.4 million) adjusted for (i) non-cash items of RMB2.0 billion (US$321.1 million), which primarily consisted of share-based compensation expenses, depreciation and amortization and deferred income tax, and (ii) a net decrease in operating assets and liabilities of RMB6.6 billion (US$1.0 billion). The net decrease in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB6.2 billion (US$975.0 million) mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB932.1 million (US$146.3 million), which mainly includes salaries and benefits payables, tax payable, accrued warranty, and payables for research and development expenses, and (iii) an increase in other non-current liabilities of RMB523.8 million (US$82.2 million) mainly consisting of accrued warranty, partially offset by (y) a decrease in other non-current assets of RMB633.3 million (US$99.4 million) mainly consisting of long-term deposits, and (z) a decrease in inventories of RMB611.6 million (US$96.0 million).

Net cash provided by operating activities for the year ended December 31, 2020 was RMB3.1 billion, primarily attributable to our net loss of RMB 151.7 million adjusted for (i) non-cash items of RMB237.8 million, which primarily consisted of depreciation and amortization and share-based compensation expenses, partially offset by fair value gain of warrants and derivative liabilities, and (ii) a net decrease in operating assets and liabilities of RMB3.1 billion. The net decrease in operating assets and liabilities was primarily the result of an increase in trade and notes payable of RMB2.5 billion, a decrease in prepayments and other current assets of RMB459.3 million, an increase of inventories of RMB516.9 million, and an increase in trade receivables of RMB 107.2 million.

The increase in trade and notes payable was primarily attributable to the increased purchase of raw materials as a result of our business expansion and the increased number of vehicles we produced in the period. The decrease in prepayments and other current assets was primarily attributable to the decreased deductible value-added tax due to the increased accumulated vehicle sales and decreased prepayments for raw materials due to our enhanced bargaining power with suppliers. The increase in inventories was primarily attributable to the increased number of finished products due to higher demands for our vehicles. The increase in trade receivable was attributable to the increased government subsidies to be collected on behalf of our users in connection with our increased accumulated vehicles sales.

Net cash used in operating activities for the year ended December 31, 2019 was RMB1.8 billion, primarily attributable to our net loss of RMB2.4 billion adjusted for (i) non-cash items of RMB789.1 million, which primarily consisted of changes in fair value of warrants and derivative liabilities, share of loss of equity method investees, and depreciation and amortization and (ii) a net increase in operating assets and liabilities of RMB 153.6 million. The net increase in operating assets and liabilities was primarily the result of an increase in inventories of RMB510.5 million, an increase in prepayments and other current assets of RMB442.7 million, an increase in trade and notes payable of RMB602.3 million, and an increase in accruals and other current liabilities of RMB 116.3 million, and an increase in deferred revenue of RMB62.6 million.

The increase in inventories was primarily attributable to the increased amount of raw materials and finished products as we began volume production and vehicle deliveries in the fourth quarter of 2019. The increase in trade and notes payable was primarily attributable to the increased purchase of raw materials. The increase in prepayments and other current assets was primarily attributable to the increased prepayments for raw materials and increased deductible value-added tax. The increase in accruals and other current liabilities was primarily attributable to the increased operating expenditure and increased refundable deposits of unfulfilled orders. The increase in deferred revenue of RMB62.6 million was primarily attributable to the transaction price allocated to unsatisfied performance obligation and increased non-refundable deposits of unfulfilled orders.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2021 was RMB4.3 billion (US$668.1 million). This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB3.4 billion (US$540.5 million), (ii) our net investment in short-term investments and time deposits of RMB182.0 million (US$28.6 million) and (iii) purchase of Changzhou Manufacturing Base Phase I and Phase II of RMB563.1 million (US$88.4 million).

Net cash used in investing activities for the year ended December 31, 2020 was RMB 18.7 billion. This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB18.0 billion and (ii) purchase of property, plant and equipment and intangible assets of RMB675.2 million

Net cash used in investing activities for the year ended December 31, 2019 was RMB2.6 billion. This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB 1.4 billion, (ii) purchases of mold and tooling, production facilities, and leasehold improvements of RMB952.9 million, (iii) payments of RMB560.0 million related to the acquisition of Chongqing Zhizao Automobile Co., Ltd., and (iv) equity investments of RMB98.0 million, partially offset by the net proceeds of RMB490.0 million from the collection of the loan to Chongqing Lifan Holdings Ltd.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2021 was RMB16.7 billion (US$2.6 billion), primarily attributable to (i) net proceeds of RMB11.0 billion (US$1.7 billion) from our initial public offering in Hong Kong, (ii) proceeds of RMB5.5 billion (US$868.3 million) from the issuance of convertible debts, and (iii) net proceeds of RMB170.3 million (US$26.7 million) from the borrowings.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB24.7 billion, primarily attributable to (i) net proceeds of RMB 11.0 billion from our initial public offering in the United States and concurrent private placements, (ii) net proceeds of RMB 10.0 billion from our follow-on offering, and (iii) proceeds of RMB3.8 billion from the issuance of Series D convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings of RMB 144.7 million.

Net cash provided by financing activities for the year ended December 31, 2019 was RMB5.7 billion, primarily attributable to (i) proceeds of RMB101.2 million, RMB1.5 billion, and RMB3.6 billion from the collection of receivables from holders of Series B-2 convertible redeemable preferred shares, the issuance of the Series B-3 convertible redeemable preferred shares, and issuance of the Series C convertible redeemable preferred shares, respectively, and (ii) proceeds of RMB233.3 million and RMB 168.1 million from the issuance of borrowings and convertible debts, respectively.

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB 952.9 million, RMB675.2 million, and RMB4.0 billion (US$628.9 million) in 2019, 2020, and 2021, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We plan to continue to incur capital expenditures in the future to meet our business growth.

Holding Company Structure

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and our VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and our VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of our VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “—Significant Accounting Policies and Critical Accounting Estimiates.”

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	40	Chairman and Chief Executive Officer
Yanan Shen	44	Director and President
Tie Li	44	Director and Chief Financial Officer
Donghui Ma	47	Chief Engineer
Xing Wang	43	Director
Zheng Fan	43	Independent Director
Hongqiang Zhao	45	Independent Director
Xing Xiao	51	Independent Director
Zhenyu Jiang	48	Independent Director

Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li is also the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518), and served as its president from 1999 to June 2015. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (Shenzhen Stock Exchange stock code: 002405) from May 2017 to August 2021, and is also on the board of directors of several private companies.

Yanan Shen has served as our director and president since November 2015. Mr. Shen held various positions with Lenovo with his most recent position as vice president in charge of global supply chain operations at Lenovo from October 2014. Mr. Shen received a bachelor’s degree in industrial foreign trade from Shanghai Jiao Tong University in July 1999 and a master’s degree in logistics and supply chain management from University of Edinburgh in December 2000. Mr. Shen obtained his EMBA degree from China Europe International Business School in October 2013.

Tie Li has served as our director and chief financial officer since July 2016. Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as an Independent non-executive director of Gushengtang Holdings Limited (HKEX stock code: 2273) since 2021. Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor’s degree in accounting and master’s degree in management from Tsinghua University in July 1999 and June 2002, respectively.

Donghui Ma has served as our chief engineer since September 2015, in charge of the research and development. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010 with his last position as director of department of vehicle body. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1999 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Xing Wang has served as our director since July 2019 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods and services in China which was listed on the Main Board of the Stock Exchange in September 2018. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China’s first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Zheng Fan has served as our independent director since October 2020 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016. Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

Hongqiang Zhao has served as our independent director since July 2020 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at PCAOB, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Zhenyu Jiang has served as an independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Jiang has more than 12 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Xing Xiao has served as our independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Prof. Xiao is a professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, and University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019, an independent director of Huaxi Biological Co., Ltd., (Shanghai Stock Exchange stock code: 688363) since March 2019, an independent non-executive director of Agricultural Bank of China Co., Ltd. (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019, an independent director of Huayu Software Co., Ltd. (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020, and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

B.	Compensation

For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB7.9 million (approximately US$1.2 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2019 Share Incentive Plan

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of February 28, 2022, the maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452. As of February 28, 2022, awards to purchase 49,617,584 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the options granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Options Awarded	(US$/Share)	Date of Grant	Expiration
Yanan Shen	15,000,000	0.10	12/1/2019	11/1/2025
Donghui Ma	10,000,000	0.10	12/1/2019	11/1/2025
Tie Li	10,000,000	0.10	12/1/2019	12/31/2026
Total	35,000,000

Note:

(1)	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

As of February 28, 2022, other employees as a group held awards to purchase 18,617,584 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

2020 Share Incentive Plan

In July 2020, our board of directors and members adopted the 2020 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2020 Plan is 165,696,625.

As of February 28, 2022, awards to purchase 55,874,486 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2022, the options and RSUs granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
\	Awards Granted	(US$/Share)	Date of Grant	Expiration
Yanan Shen	2,000,000	0.10	1/1/2021	1/1/2031
Donghui Ma	1,000,000	0.10	1/1/2021	1/1/2031
Tie Li	2,000,000	0.10	1/1/2022	N/A
Total	5,000,000

Note:

*	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

As of February 28, 2022, other employees as a group held awards to purchase 50,874,486 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

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

On May 5, 2021, our board of directors approved to replace such options with the same amount of Class B ordinary shares under the same plan, all of which have become vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares are converted to Class A ordinary shares on a one-to-one basis immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

C.	Board Practices

Board of Directors

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq listing rules, the Hong Kong Listing Rules, and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement in which he is directly or indirectly interested, provided that (i) such director, if his or her interest in such contract or arrangement is material, has declared the nature of his or her interest at the earliest meeting of the board at which it is practicable for him or her to do so, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. Unless permitted under the Hong Kong Listing Rules, a director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the directors in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his close associates (or, if required by the Hong Kong Listing Rules, his other associates) has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution). The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao. Hongqiang Zhao is the chairman of our audit committee. We have determined that Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hongqiang Zhao qualifies as an “audit committee financial expert.” The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules, or the Corporate Governance Code, except for the terms of reference required by paragraph D.3.3 and D.3.7 of the Corporate Governance Code. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is primarily responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	reviewing and approving all proposed related party transactions;
●	meeting separately and periodically with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Compensation Committee. Our compensation committee consists of Hongqiang Zhao, Xiang Li, and Zhenyu Jiang. Hongqiang Zhao is the chairman of our compensation committee. We have determined that Hongqiang Zhao and Zhenyu Jiang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code, except for the terms of reference required by paragraph E.1.2 of the Corporate Governance Code. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is primarily responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;
●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenyu Jiang, Hongqiang Zhao and Xing Xiao. Zhenyu Jiang is the chairman of our nominating and corporate governance committee. We have determined that Zhenyu Jiang, Hongqiang Zhao, and Xing Xiao satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is also in compliance with the requirements in respect of nomination committees in the Corporate Governance Code and with the requirements regarding corporate governance committees under Chapter 8A of the Hong Kong Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is primarily responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and
●	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution approving the appointment, election or removal of any Independent Non-executive Director (as defined in our fifth amended and restated memorandum and articles of association). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election at that meeting. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. At every annual general meeting of the Company, the Independent Non-Executive Directors for the time being shall retire from office by rotation provided that every Independent Non-Executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring Independent Non-Executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix (As of February 28, 2022)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—

D.	Employees

As of December 31, 2019, 2020, and 2021, we had 2,628, 4,181 and 11,901 employees, respectively. All of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2021.

	Number of
Function	Employees	Percentage
Research and Development	3,415	28.7%
Production	1,880	15.8%
Sales and Marketing	6,019	50.6%
General and Administrative Support	587	4.9%
Total	11,901	100.0%

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

Human Capital Management

We provide regular and specialized training tailored to the needs of our employees in different departments. Through these trainings, we ensure that our staff’s skill sets remain up-to-date and enable them to discover and meet our users’ needs. We have in place an employee handbook approved by our management and distributed to all our employees, which contains internal rules and guidelines regarding best commercial practice, work ethics, fraud prevention mechanism, negligence, and corruption.

We have in place an anti-bribery and anti-corruption policy to safeguard against any corruption within our company. The policy explains potential bribery and corruption conducts and our anti-bribery and anti-corruption measures. Improper payments prohibited by the policy include bribes, kickbacks, excessive gifts or facilitation payment, or any other payment made or offered to obtain an undue business advantage. We keep accurate books and records that reflect the substance of transactions and asset dispositions in reasonable detail. We specifically require that the employees submit all reimbursement requests related to entertainment related fee or gifts presented to third parties on behalf of the company in accordance with our expense expenditure policy, and specifically record the reason for the expenditure. These expenses should be recorded in the financial system and marked as promotional gift expenses or entertainment expenses as appropriate. We also require that the payment must not be used for any purpose other than those described in the supporting document. Misleading or incomplete entries in our books and records are not acceptable. The payment made in violation of the expense approval process, cash management system, or reimbursement system is strictly prohibited. Our compliance department is responsible for investigating the reported incidents and taking appropriate measures as necessary.

We conduct background check procedures before hiring any third party and ensure that the hiring procedure is implemented fully in accordance with the anti-bribery and anti-corruption policies. We also have regular trainings for employees regarding anti-bribery and anti-corruption policies to facilitate better implementation.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,682,363,746 Class A ordinary shares (excluding the 27,539,584) Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares issued and outstanding as of February 28, 2022.

			Percentage of
	Class A	Class B	Beneficial	Percentage of
	Ordinary Shares	Ordinary Shares	Ownership†	Voting Power††
Directors and Executive Officers:**
Xiang Li(1)	108,557,400	355,812,080	22.8%	70.0	% (2)
Yanan Shen(3)	28,400,000	—	1.4%	0.5%
Tie Li(4)	24,373,299	—	1.2%	0.5%
Donghui Ma(5)	10,200,000	—	0.5%	0.2%
Xing Wang(6)	391,434,687	—	19.2%	7.5%
Zheng Fan(7)	86,978,960	—	4.3%	1.7%
Hongqiang Zhao	—	—	—	—
Xing Xiao	—	—	—	—
Zhenyu Jiang	—	—	—	—
All directors and executive officers as a group	647,944,346	355,812,080	48.5%	79.8%
Principal Shareholders:
Amp Lee Ltd.(1)	108,557,400	355,812,080	22.8%	70.0%
Zijin Global Inc.(6)	133,263,086	—	6.5%	2.5%
Inspired Elite Investments Limited(8)	258,171,601	—	12.7%	4.9%

Notes:

*	Less than 1% of our total outstanding shares.

**

Except for Xing Wang, Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao, the business address of our directors and executive officers is 11 Wenliang Street Shunyi District, Beijing 101399, People’s Republic of China. The business address of Mr. Xing Wang is Block B&C, No.4 Wang Jing East Road, Chaoyang District, Beijing, China. The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Block A, Chaoyang District, Beijing, China. The business address of Mr. Zhenyu Jiang is Floor 1, Building 14, No. 36, Chuangyuan Road, Chaolai High-Technology Industry Zone, Chaoyang Disctrict, Beijing, China. The business address of Prof. Xing Xiao is School of Economics and Management, Tshinghua University, 30 Shuangqing Road, Haidian District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2022. The total number of ordinary shares outstanding as of February 28, 2022 is 2,038,175,826, being the sum of 1,682,363,746 Class A ordinary shares (excluding the 27,539,584 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares.

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

(1)	Represents (i) 355,812,080 Class B ordinary shares held by Amp Lee Ltd. and (ii) 108,557,400 Class A ordinary shares held by Amp Lee Ltd. acquired upon vesting of restricted shares pursuant to the 2021 Plan on May 5, 2021. Mr. Xiang Li has undertaken and covenanted that the 108,557,400 Class A ordinary shares are subject to certain restrictions on, among others, transfer, voting, and receiving dividends. The restrictions may be released in tranches when certain performance-based conditions are met and an award premium for each share is paid. Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. The registered address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(2)	The shares Mr. Xiang Li, through Amp Lee Ltd., beneficially own represent 70.0% of the aggregate voting power of our total issued and outstanding ordinary shares assuming all the performance-based conditions are met and the award premium is fully paid in respect of the CEO Award Shares, or 69.3% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions are met and no award premium is fully paid in respect of the CEO Award Shares.
(3)	Represents 15,000,000 Class A ordinary shares held by Da Gate Limited and 13,400,000 Class A ordinary shares that Mr. Yanan Shen may purchase upon exercise of options within 60 days as of February 28, 2022. Da Gate Limited is a company incorporated in British Virgin Islands and is wholly owned by Brave City Group Limited. The entire interest in Brave City Group Limited is held by a trust that was established by Mr. Yanan Shen (as the settlor) for the benefit of Mr. Yanan Shen and his family. The registered address of Da Gate Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(4)	Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 10,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options within 60 days as of February 28, 2022. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(5)	Represents 10,200,000 Class A ordinary shares that Mr. Donghui Ma may purchase upon exercise of options within 60 days as of February 28, 2022.

(6)	Represents 131,883,776 Class A ordinary shares and 1,379,310 Class A ordinary shares represented by 689,655 ADSs held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.
(7)	Represents 86,978,960 Class A ordinary shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Development Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. The registered address of Rainbow Six Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.
(8)	Represents 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited.

To our knowledge and based on our review of our register of shareholders as of March 31, 2022, 37,473,766 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, were held of record by one holder that reside in the United States, being Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

These special rights, except the right of first refusal on change of control, were terminated upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. The right of first refusal on change of control will automatically terminate if Inspired Elite Investments Limited and any other subsidiary of Meituan cease to beneficially own, in aggregate, for the first time, at least fifty percent of the shares beneficially owned by them on the date of the completion of our initial public offering.

Other Transactions with Related Parties

Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB25.1 million, RMB4.4 million, and RMB12.2 million (US$1.9 million) for the years ended December 31, 2019, 2020, and 2021, respectively, (ii) purchase of materials, amounting to RMB6.9 million, RMB58.4 million, and RMB31.7 million (US$5.0 million) for the years ended December 31, 2019, 2020, and 2021, respectively, (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB9.2 million, RMB19.2 million, and RMB7.1 million (US$1.1 million) as of December 31, 2019, 2020, and 2021, respectively, and (iv) amounts due from Beijing Yihang Intelligent Technology Co., Ltd. of nil, nil, and RMB334 thousand (US$52 thousand) as of December 31, 2019, 2020, and 2021, respectively.

Our transactions with Suzhou Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to nil, nil, and RMB3.8 million (US$592 thousand) for the years ended December 31, 2019, 2020, and 2021.

Our transactions with Neolix Technologies Co., Ltd., an affiliate, included (i) sales of battery packs and materials, amounting to RMB1.9 million, nil, and nil for the years ended December 31, 2019, 2020, and 2021, respectively and (ii) amounts due from Neolix Technologies Co., Ltd. of RMB1.5 million, RMB0.7 million, and RMB0.7 million (US$0.1 million) as of December 31, 2019, 2020, and 2021, respectively.

Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included (i) purchase of equipment and installation service, amounting to RMB2.0 million, nil, and nil for the years ended December 31, 2019, 2020, and 2021, respectively and (ii) amounts due to Airx (Beijing) Technology Co., Ltd. of RMB0.5 million, RMB23 thousand, RMB23 thousand (US$4 thousand) as of December 31, 2019, 2020, and 2021, respectively.

Our transactions with Beijing Sankuai Online Technology Co., Ltd., a company controlled by one of our principal shareholders, included (i) purchase of food delivery service, amounting to nil, nil, and RMB1.0 million (US$152 thousand) for the years ended December 31, 2019, 2020, and 2021, respectively and (ii) amounts due to Beijing Sankuai Online Technology Co., Ltd. of nil, nil, and RMB330 thousand (US$52 thousand) as of December 31, 2019, 2020, and 2021, respectively.

Our transactions with Changzhou Huixiang New Energy Auto Parts Co., Ltd., an affiliate, included (i) initial investment due to Joint Venture A, amounting to nil, nil, and RMB30 million (US$4.7 million) for the years ended December 31, 2019, 2020, and 2021, respectively and (ii) amounts due to Joint Venture A of nil, nil, RMB30 million (US$4.7 million) as of December 31, 2019, 2020, and 2021, respectively.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

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

Dividend Policy

Our board of directors has complete discretion on whether to pay dividends, subject to applicable laws. Our shareholders may also by ordinary resolution declare dividends, but no dividend shall exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends on our Class A ordinary shares, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors our board of directors may deem relevant.

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

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

The ADSs, each representing two Class A ordinary shares, have been listed on Nasdaq Global Select Market since July 30, 2020. The ADSs trade under the ticker symbol “LI.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since August 12, 2021 under the stock code “2015.”

B.	Plan of Distribution

Not applicable.

C.	Markets

The ADSs, each representing two Class A ordinary shares, have been listed on Nasdaq Global Select Market since July 30, 2020. The ADSs trade under the ticker symbol “LI.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since August 12, 2021 under the stock code “2015.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Our fifth amended and restated memorandum and articles of association became effective on November 16, 2021. The following are summaries of material provisions of our fifth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

Registered Office and Objects

Pursuant to Regulation 2 of our fifth amended and restated memorandum of association, our registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. Pursuant to Regulation 3 of our fifth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by the Founder (as defined in our fifth amended and restated memorandum and articles of association) or a Director Holding Vehicle (as defined in our fifth amended and restated memorandum and articles of association). Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (a) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (b) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (c) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; (d) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or (e) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case the Company and the Founder or the Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder. All of the Class B ordinary shares in the authorised share capital shall be automatically re-designated into Class A ordinary shares in the event that none of the holders of Class B ordinary shares at the time of the Company's initial listing on the Hong Kong Stock Exchange hold any Class B ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our fifth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings, except that each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to the memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our company. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourths of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. The Company shall hold a general meeting as its annual general meeting in each year, within a period of not more than 15 months after the holding of the last preceding annual general meeting. The annual general meeting shall be held at such time and place as may be determined by the directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least twenty-one days is required for the convening of our annual general shareholders’ meeting and advance notice of at least fourteen days is required for the convening of any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than 10% of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting (on a one vote per share basis).

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fifth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the paid up capital of our company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fifth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Fully paid shares shall be free from any restriction on the right of transfer and shall also be free from all lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable, and for so long as the shares are listed on the Hong Kong Stock Exchange, that transfers and other documents relating to or affecting the title to any registered securities shall be registered and where any fee or fees is/are charged, such fee or fees shall not exceed the maximum fees prescribed by The Stock Exchange of Hong Kong Limited from time to time in the Listing Rules, is paid to the Company in respect thereof.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our fifth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Subject to compliance with the Hong Kong Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, and on the conditions that (a) no new class of shares with voting rights superior to those of Class A ordinary shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A ordinary shares, our fifth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). However, we intend to provide our shareholders with annual audited financial statements. Any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the directors may impose) be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the directors may determine for each inspection,

Anti-Takeover Provisions. Some provisions of our fifth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fifth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the STA issued a circular, known as STA Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities. all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of our VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2021 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the Treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the Treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and
●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury Regulations. Our ADSs are listed on the Nasdaq Global Select Market, which is a qualified exchange for these purposes, and our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that our ADSs and Class A ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class A ordinary shares over the fair market value of such ADSs or Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

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

I	Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

We may invest the net proceeds that we receive from our offerings in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks relating to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits, and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. The value of your investment in our Class A ordinary shares and the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively.

The value of Renminbi against U.S. dollars and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. On July 21, 2005, the PRC government changed its policy of pegging the value of Renminbi to U.S. dollars. Following the removal of the U.S. dollar peg, Renminbi appreciated over 20% against U.S. dollars over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and U.S. dollars remained within a narrow band. Since June 2010, the PRC government has allowed Renminbi to appreciate slowly against U.S. dollars again, and it has appreciated over 10% since June 2010. On August 11, 2015, the People’s Bank of China announced plans to improve the central parity rate of Renminbi against U.S. dollars by authorizing market-makers to provide parity to the China Foreign Exchange Trading Center operated by the People’s Bank of China with reference to the interbank foreign exchange market closing rate of the previous day, the supply and demand for foreign currencies as well as changes in exchange rates of major international currencies. Effective from October 1, 2016, the International Monetary Fund added Renminbi to its Special Drawing Rights currency basket. Such change and additional future changes may increase volatility in the trading value of the Renminbi against foreign currencies. The PRC government may adopt further reforms of its exchange rate system, including making the Renminbi freely convertible in the future. Accordingly, it is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

To the extent that we need to convert U.S. dollars or other currencies into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars or other currency for the purpose of making payments to suppliers or for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale	Up to US$0.05 per ADS held of rights, securities and other entitlements
Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Conversion Between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	SFC transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	charge by the Hong Kong Share Registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

Investors in Hong Kong must settle their trades executed on the Hong Kong Stock Exchange through their brokers directly or through custodians. For an investor in Hong Kong who has deposited his or her Class A ordinary shares in his or her stock account or in his or her designated CCASS Participant’s stock account maintained with CCASS, settlement will be effected in CCASS in accordance with the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. For an investor who holds the physical certificates, settlement certificates and the duly executed transfer forms must be delivered to his or her broker or custodian before the settlement date.

An investor may arrange with his or her broker or custodian on a settlement date in respect of his or her trades executed on the Hong Kong Stock Exchange. Under the Hong Kong Listing Rules and the General Rules of CCASS and CCASS Operational Procedures in effect from time to time, the date of settlement must be the second business day (a day on which the settlement services of CCASS are open for use by CCASS Participants) following the trade date (T+2). For trades settled under CCASS, the General Rules of CCASS and CCASS Operational Procedures in effect from time to time provided that the defaulting broker may be compelled to compulsorily buy-in by HKSCC the day after the date of settlement (T+3), or if it is not practicable to do so on T+3, at any time thereafter. HKSCC may also impose fines from T+2 onwards.

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, or the Hong Kong share register, which are maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, are maintained by our principal share registrar, Maples Fund Services (Cayman) Limited in the Cayman Islands.

All Class A ordinary shares offered in connection with our listing in Hong Kong are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to exchange these Class A ordinary shares into ADSs, and vice versa.

In connection with our listing in Hong Kong, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between the Nasdaq Global Select Market and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong share register.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the Nasdaq Global Select Market must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong in exchange for ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with CCASS, the investor must transfer the Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all case to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by an investor and will deliver the ADSs as instructed in the letter of transmittal.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the procedures are completed.

Surrender ADSs to Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and wishes to receive ordinary shares that trade on the Hong Kong Stock Exchange must surrender the ADSs the investor holds and withdraw ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for surrender of the ADSs, and transfer of the underlying Shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	•To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.
●	•Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.

●	•If an investor prefers to receive ordinary shares outside CCASS, he or she must so indicate in the instruction delivered to the depositary.

For the ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For the ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancellations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CCASS account is subject to there being a sufficient number of ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Converting ADSs to Class A Ordinary Shares Trading in Hong Kong

An investor who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares that trade on the Hong Kong Stock Exchange must cancel the ADSs the investor holds and withdraw Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account.

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive Class A ordinary shares outside CCASS, he or she must receive Class A ordinary shares in CCASS first and then arrange for the withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong share registrar. For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The investor will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from the ADS program directly into the CCASS system. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.

Depositary Requirements

Before the depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers, and cancellations of ADSs generally when the transfer books of the depositary or our Hong Kong share registrar or Cayman Islands share registrar are closed or at any time if the depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that the Hong Kong share registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II.

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from July 29, 2020 to December 31, 2021, we have used approximately 76% of the net proceeds from our initial public offering for capital expenditures, research and development of new products, and general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

For the period from December 3, 2020 to December 31, 2021, we have used approximately 30% of the net proceeds from our public offering in December 2020. We still intend to use the net proceeds received from our public offering in December 2020 for research and development and general corporate purposes as disclosed in our registration statements on Form F-1.

Global Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3 (File Number: 333-258378) filed on August 2, 2021 and prospectus supplements filed on August 2 and August 6, 2021, respectively, relating to our global offering in connection with the Hong Kong listing in 2021. We offered and sold 113,869,700 Class A ordinary shares at an initial offering price of HK$118.00 per Class A ordinary share, including the partial exercise of the over-allotment option by the joint global coordinators, on behalf of the international underwriters, of 13,869,700 Class A ordinary shares. Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, and UBS AG Hong Kong Branch (and UBS Securities LLC in relation to the international offering only) were the representatives of the international underwriters of the global offering.

We raised approximately US$1.7 billion in net proceeds from the global offering, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the partial exercise of the over-allotment option by the international underwriters. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from August 2, 2021 to December 31, 2021, we have used approximately 1% of the net proceeds from the global offering. There is no material change in the use of proceeds as described in the prospectus supplements. We still intend to use the remainder of the proceeds from the global offering for purposes as disclosed in the prospectus supplements.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

As of December 31, 2021, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we concluded that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audit of the effectiveness of internal control over financial reporting has been remediated.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness in our internal control over financial reporting identified as of December 31, 2020 was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC.

We have implemented a number of remedial measures to address the material weakness, including (i) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (ii) strengthening our financial reporting team by hiring additional personnel with experience in U.S. GAAP and SEC reporting from reputable accounting firms; (iii) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (iv) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, senior financial controller, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (v) establishing related policies and procedures to support the operation of internal controls at the entity level and process level; and (vi) strengthening our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.[RESERVED]

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Hongqiang Zhao, an independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act) and member of our audit committee, is an audit committee financial expert.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated. We did not pay any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	13,818	22,487	3,529
All other fees(2)	928	3,565	559

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our public offerings in 2020 and our global offering in connection with the Hong Kong listing in 2021.
(2)	“All other fees” represent the aggregate fees billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by PricewaterhouseCoopers Zhong Tian LLP and its affiliates, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

As a Cayman Islands exempted company listed on Nasdaq Stock Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. As a result, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq listing standards.”

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

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Li Auto Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Document

1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39407), furnished with the Securities and Exchange Commission on November 16, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.3

Deposit Agreement, dated July 29, 2020, by and among the Registrant, the depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.5

Amendment to Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 22, 2020 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.6*	Description of Securities
4.1*	Amended and Restated 2019 Share Incentive Plan
4.2*	Amended and Restated 2020 Share Incentive Plan
4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 10, 2021)
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.6*

English translation of executed form of Power of Attorney between a VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIEs of the Registrant

4.7*

English translation of the executed form of Spousal Consent Letter by the spouse of an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form in respect of each shareholder of the VIEs of the Registrant

4.8*	English translation of Equity Pledge Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated April 21, 2021
4.9*	English translation of Exclusive Consultation and Service Agreement between Beijing CHJ and Wheels Technology, dated April 21, 2021
4.10*	English translation of Equity Option Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated April 21, 2021
4.11*	English translation of Business Operation Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021
4.12*	English translation of Equity Pledge Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021
4.13*	English translation of Exclusive Consultation and Service Agreement between Xindian Information and Wheels Technology, dated April 21, 2021
4.14*	English translation of Equity Option Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021
4.15

Series C Warrant and Preferred Share Purchase Agreement between the Registrant and other parties thereto, dated July 2, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

Exhibit Number	Document

4.16

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

4.22*	Indenture between the Registrant and Deutsche Bank Trust Company Americas, as trustee, constituting US$862,500,000 0.25% Convertible Senior Notes due 2028
4.23*	Form of 0.25% Convertible Senior Notes due 2028 (included in Exhibit 4.22)
4.24*	Amended and Restated Investor Rights Agreement between the Registrant, Xiang Li, Amp Lee Ltd., and Inspired Elite Investments Limited, dated July 26, 2021
8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Auto Inc.

	By:	/s/ Xiang Li
		Name:	Xiang Li
		Title:	Chairman and Chief Executive Officer

Date: April 19, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, of changes in shareholders’ (deficit)/equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrual of product warranties

As described in Note 2 (q) to the consolidated financial statements, the Company provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of such vehicles. For the year ended December 31, 2021, the Company accrued a provision for warranties of RMB 631.5 million. As of December 31, 2021, the accrued warranty liability balance was RMB 842.3 million. A warranty provision is accrued for vehicles as sold, by considering the expected unit cost for warranty service, which includes the Company's best estimate of the projected costs to repair or replace items under warranty. These estimates are based on the estimate of the nature, frequency and average costs of future claims.

The principal considerations for our determination that performing procedures relating to the accrual of product warranties is a critical audit matter are the significant judgment by management in determining the product warranties; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures relating to evaluating the reasonableness of management’s estimate of the nature, frequency and average costs of future claims.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the product warranties, including controls over management’s estimate of the nature, frequency and average costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the product warranties by (a) evaluating the appropriateness of the model applied; (b) evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under products warranties, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data related to the actual claims incurred to date and that such data was appropriately used by management in the estimation of future claims.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 19, 2022

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	8,938,341	27,854,224	4,370,936
Restricted cash	1,234,178	2,638,840	414,092
Time deposits and short‑term investments	19,701,382	19,668,239	3,086,376
Trade receivable, net of allowance for credit losses of nil, and RMB467 as of December 31, 2020 and 2021, respectively	115,549	120,541	18,916
Inventories	1,048,004	1,617,890	253,882
Prepayments and other current assets, net of allowance for credit losses of nil, and RMB2,192 as of December 31, 2020 and 2021, respectively	353,655	480,680	75,429
Total current assets	31,391,109	52,380,414	8,219,631
Non‑current assets:
Long‑term investments	162,853	156,306	24,528
Property, plant and equipment, net	2,478,687	4,498,269	705,877
Operating lease right‑of‑use assets, net	1,277,006	2,061,492	323,493
Intangible assets, net	683,281	751,460	117,920
Deferred tax assets	59,156	19,896	3,122
Other non‑current assets, net of allowance for credit losses of nil, and RMB3,757 as of December 31, 2020 and 2021, respectively	321,184	1,981,076	310,872
Total non‑current assets	4,982,167	9,468,499	1,485,812
Total assets	36,373,276	61,848,913	9,705,443
LIABILITIES
Current liabilities:
Short‑term borrowings	—	37,042	5,813
Trade and notes payable	3,160,515	9,376,050	1,471,307
Amounts due to related parties	19,206	37,455	5,878
Deferred revenue, current	271,510	305,092	47,876
Operating lease liabilities, current	210,531	473,245	74,262
Accruals and other current liabilities	647,459	1,879,368	294,914
Total current liabilities	4,309,221	12,108,252	1,900,050
Non‑current liabilities:
Long-term borrowings	511,638	5,960,899	935,395
Deferred revenue, non‑current	135,658	389,653	61,145
Operating lease liabilities, non‑current	1,025,253	1,369,825	214,955
Finance lease liabilities, non‑current	366,883	—	—
Deferred tax liabilities	36,309	153,723	24,122
Other non‑current liabilities	184,717	802,259	125,891
Total non‑current liabilities	2,260,458	8,676,359	1,361,508
Total liabilities	6,569,679	20,784,611	3,261,558
Commitments and contingencies (Note 29)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value; 4,000,000,000 shares authorized, 1,453,476,230 shares issued and outstanding as of December 31, 2020; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021)	1,010	1,176	185
Class B Ordinary Shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2020 and 2021)	235	235	37
Treasury Shares	—	(89)	(14)
Additional paid‑in capital	37,289,761	49,390,486	7,750,445
Accumulated other comprehensive loss	(1,005,184)	(1,521,871)	(238,815)
Accumulated deficit	(6,482,225)	(6,805,635)	(1,067,953)
Total shareholders’ equity	29,803,597	41,064,302	6,443,885
Total liabilities and shareholders’ equity	36,373,276	61,848,913	9,705,443

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Vehicle sales	280,967	9,282,703	26,128,469	4,100,127
Other sales and services	3,400	173,906	881,310	138,297
Total revenues	284,367	9,456,609	27,009,779	4,238,424
Cost of sales:
Vehicle sales	(279,555)	(7,763,628)	(20,755,578)	(3,257,003)
Other sales and services	(4,907)	(143,642)	(492,747)	(77,323)
Total cost of sales	(284,462)	(7,907,270)	(21,248,325)	(3,334,326)
Gross (loss)/profit	(95)	1,549,339	5,761,454	904,098
Operating expenses:
Research and development	(1,169,140)	(1,099,857)	(3,286,389)	(515,706)
Selling, general and administrative	(689,379)	(1,118,819)	(3,492,385)	(548,031)
Total operating expenses	(1,858,519)	(2,218,676)	(6,778,774)	(1,063,737)
Loss from operations	(1,858,614)	(669,337)	(1,017,320)	(159,639)
Other (expense)/income
Interest expense	(83,667)	(66,916)	(63,244)	(9,924)
Interest income and investment income, net	79,631	254,916	740,432	116,190
Changes in fair value of warrants and derivative liabilities	(426,425)	272,327	—	—
Others, net	(128,799)	20,133	187,320	29,395
Loss before income tax expense	(2,417,874)	(188,877)	(152,812)	(23,978)
Income tax benefit/(expense)	—	22,847	(168,643)	(26,464)
Net loss from continuing operations	(2,417,874)	(166,030)	(321,455)	(50,442)
Net (loss)/income from discontinued operations, net of tax	(20,662)	14,373	—	—
Net loss	(2,438,536)	(151,657)	(321,455)	(50,442)
Accretion on convertible redeemable preferred shares to redemption value	(743,100)	(651,190)	—	—
Deemed dividend to preferred shareholders upon extinguishment, net	(217,362)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	117,391	10,862	—	—
Net loss attributable to ordinary shareholders of Li Auto Inc.	(3,281,607)	(791,985)	(321,455)	(50,442)
Including: Net loss from continuing operations attributable to ordinary shareholders	(3,260,945)	(806,358)	(321,455)	(50,442)
Net (loss)/income from discontinued operations attributable to ordinary shareholders	(20,662)	14,373	—	—
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	870,003,278	1,853,320,448	1,853,320,448
Net (loss)/income per share attributable to ordinary shareholders
Basic and diluted
Continuing operations	(12.79)	(0.93)	(0.17)	(0.03)
Discontinued operations	(0.08)	0.02	—	—
Net loss per share	(12.87)	(0.91)	(0.17)	(0.03)

Net loss	(2,438,536)	(151,657)	(321,455)	(50,442)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax	2,851	(1,020,728)	(516,687)	(81,079)
Total other comprehensive income/(loss), net of tax	2,851	(1,020,728)	(516,687)	(81,079)
Total comprehensive loss, net of tax	(2,435,685)	(1,172,385)	(838,142)	(131,521)
Accretion on convertible redeemable preferred shares to redemption value	(743,100)	(651,190)	—	—
Deemed dividend to preferred shareholders upon extinguishment, net	(217,362)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	117,391	10,862	—	—
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(3,278,756)	(1,812,713)	(838,142)	(131,521)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Income/(Loss)	Deficit	(Deficit)/Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	15,000,000	10	240,000,000	155	—	—	—	12,693	(2,408,633)	(2,395,775)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(743,100)	(743,100)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	117,391	117,391
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	2,851	—	2,851
Deemed dividend to preferred shareholders upon extinguishment, net	—	—	—	—	—	—	—	—	(217,362)	(217,362)
Net loss	—	—	—	—	—	—	—	—	(2,438,536)	(2,438,536)
Balance as of December 31, 2019	15,000,000	10	240,000,000	155	—	—	—	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(651,190)	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	10,862	10,862
Share issuance upon the initial public offering ("US IPO") and concurrent private placements, net of issuance costs	284,586,955	199	—	—	—	—	11,023,348	—	—	11,023,547
Share issuance upon the conversion and re-designation of preferred shares into Class A and Class B ordinary shares	1,045,789,275	730	115,812,080	80	—	—	14,723,086	—	—	14,723,896
Exercise of conversion features of preferred shares upon the consummation of US IPO	—	—	—	—	—	—	1,400,670	—	—	1,400,670
Share issuance upon the follow-on offering, net of issuance costs	108,100,000	71	—	—	—	—	9,999,862	—	—	9,999,933
Share-based compensation	—	—	—	—	—	—	142,795	—	—	142,795
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(1,020,728)	—	(1,020,728)
Net loss	—	—	—	—	—	—	—	—	(151,657)	(151,657)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	—	—	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance (Note 2(h))	—	—	—	—	—	—	—	—	(1,955)	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	—	—	(34,000,000)	(22)	—	—	—	—
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	—	—	(108,557,400)	(70)	70	—	—	70
Share issuance upon the Hong Kong public offering ("HK IPO"), net of issuance costs	113,869,700	74	—	—	—	—	10,995,213	—	—	10,995,287
Exercise of share options	—	—	—	—	6,404,416	3	4,086	—	—	4,089
Share-based compensation	—	—	—	—	—	—	1,101,356	—	—	1,101,356
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(516,687)	—	(516,687)
Net loss	—	—	—	—	—	—	—	—	(321,455)	(321,455)
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	41,064,302

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(2,438,536)	(151,657)	(321,455)	(50,442)
Net income/(loss) from discontinued operations, net of tax	20,662	(14,373)	—	—
Adjustments to reconcile net loss to net cash (used in)/provided by operating activities:
Depreciation and amortization	116,391	320,996	590,397	92,646
Share-based compensation expenses	—	142,795	1,101,356	172,827
Foreign exchange (gain)/loss	(31,977)	3,710	46,593	7,311
Unrealized investment loss/(income)	13,221	(33,008)	13,797	2,165
Interest expense	83,667	65,249	60,628	9,514
Share of loss of equity method investees	162,725	2,520	83	13
Impairment loss related to property, plant and equipment and loss on inventory obsolescence	18,066	30,381	38,163	5,989
Allowance for credit losses	—	—	6,415	1,007
Changes in fair value of warrants and derivative liabilities	426,425	(272,327)	—	—
Deferred income tax, net	—	(22,847)	168,643	26,464
Loss on disposal of property, plant and equipment	602	379	19,843	3,114
Changes in operating assets and liabilities:
Prepayments and other current assets	(442,745)	459,301	(99,421)	(15,601)
Inventories	(510,546)	(516,867)	(611,557)	(95,967)
Operating lease right‑of‑use assets	(144,693)	(766,779)	(675,322)	(105,973)
Operating lease liabilities	153,415	817,149	695,940	109,208
Other non-current assets	8,512	1,656	(633,307)	(99,380)
Trade receivable	(8,303)	(107,246)	(5,459)	(857)
Deferred revenue	62,638	344,530	287,577	45,127
Trade and notes payable	602,276	2,530,350	6,213,265	974,995
Amounts due to related parties	4,017	9,442	(11,751)	(1,844)
Accruals and other current liabilities	116,349	131,111	932,119	146,270
Other non‑current liabilities	5,519	165,191	523,838	82,202
Net cash (used in)/provided by continuing operating activities	(1,782,315)	3,139,656	8,340,385	1,308,788
Net cash (used in)/provided by discontinued operating activities	(11,395)	148	—	—
Net cash (used in)/provided by operating activities	(1,793,710)	3,139,804	8,340,385	1,308,788
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(952,901)	(675,187)	(3,444,573)	(540,529)
Disposal of property, plant and equipment	1,648	535	38	6
Purchase of long‑term investments	(98,000)	(65,000)	—	—
Placement of time deposits	(1,725,148)	(1,038,017)	(1,308,296)	(205,300)
Redemption of time deposits	1,265,877	601,968	1,630,773	255,904
Placement of short‑term investments	(7,998,736)	(105,279,461)	(220,850,351)	(34,656,239)
Redemption of short‑term investments	7,020,989	87,699,180	220,345,863	34,577,074
Loan to Chongqing Lifan Holdings Ltd. (“Lifan Holdings”) and a supplier	(8,000)	(6,000)	—	—
Collection of loan principal from Lifan Holdings	490,000	—	—	—
Cash paid related to purchase Changzhou Manufacturing Base Phase I and Phase II through acquisition of Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Changzhou Chehejin”), net of cash acquired (Note 11)	—	—	(563,118)	(88,365)
Cash paid related to acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired (Note 5)	(560,000)	(35,448)	(67,580)	(10,605)
Net cash used in continuing investing activities	(2,564,271)	(18,797,430)	(4,257,244)	(668,054)
Net cash (used in)/provided by discontinued investing activities	(10,565)	59,705	—	—
Net cash used in investing activities	(2,574,836)	(18,737,725)	(4,257,244)	(668,054)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	233,287	—	600,000	94,153
Repayment of short-term borrowings	—	(144,700)	—	—
Repayment of unsecured corporate loan	—	—	(429,692)	(67,428)
Proceeds from collection of receivables from holders of Series B‑2 convertible redeemable preferred shares	101,200	—	—	—
Proceeds from issuance of Series B‑3 convertible redeemable preferred shares	1,530,000	—	—	—
Proceeds from issuance of Series C convertible redeemable preferred shares	3,626,924	—	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares	—	3,829,757	—	—
Payment of convertible redeemable preferred shares issuance costs	(3,791)	—	—	—
Proceeds from issuance of convertible debt	168,070	—	5,533,238	868,286
Proceeds from US IPO and concurrent private placements, net of issuance cost	—	11,034,685	—	—
Proceeds from HK IPO, net of issuance cost	—	—	11,004,778	1,726,889
Proceeds from exercise of share options	—	—	1,139	179
Proceeds from issuance of ordinary shares	—	—	70	11
Proceeds from follow-on offering, net of issuance cost	—	9,990,955	—	—
Net cash provided by continuing financing activities	5,655,690	24,710,697	16,709,533	2,622,090
Net cash provided by financing activities	5,655,690	24,710,697	16,709,533	2,622,090
Effects of exchange rate changes on cash and cash equivalents and restricted cash	53,722	(376,646)	(472,129)	(74,086)
Net increase in cash, cash equivalents and restricted cash	1,340,866	8,736,130	20,320,545	3,188,738
Cash, cash equivalents and restricted cash at beginning of the year	95,523	1,436,389	10,172,519	1,596,290
Cash, cash equivalents and restricted cash at end of the year	1,436,389	10,172,519	30,493,064	4,785,028
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	147	—	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the year	1,436,242	10,172,519	30,493,064	4,785,028
Supplemental schedule of non‑cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(115,000)	(79,552)	(2,000)	(314)
Payable related to purchase of property, plant and equipment	(403,761)	(118,181)	(456,395)	(71,618)
Payables for issuance costs	(20,929)	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Nature of Operations

(a)Principal activities

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

(b)History of the Group and basis of presentation for the Reorganization

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

The Group underwent a reorganization (the “2019 Reorganization”) in July 2019. The major reorganization steps are described as follows:

●	Beijing CHJ terminated the Cayman Shareholding Entrustment Agreement, and concurrently the WOFE entered into contractual agreements with Beijing CHJ and its legal shareholders so that Beijing CHJ became a consolidated VIE of the WOFE;
●	the Company issued ordinary shares and Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 convertible redeemable preferred shares to shareholders of Beijing CHJ in exchange for respective equity interests that they held in Beijing CHJ immediately before the 2019 Reorganization.

All 2019 Reorganization related contracts were signed by all relevant parties on July 2, 2019, and all administrative procedures of the 2019 Reorganization, including but not limited to remitting share capital of Beijing CHJ overseas for reinjecting into the Company were completed by December 31, 2019.

As the shareholdings in the Company and Beijing CHJ were with a high degree of common ownership immediately before and after the 2019 Reorganization, even though no single investor controlled Beijing CHJ or Li Auto, the transaction of the 2019 Reorganization was determined to be a recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ (deficit)/equity, and per share information including the net loss per share have been presented retrospectively as of the beginning of the earliest period presented on the consolidated financial statements to be comparable with the final number of shares issued in the 2019 Reorganization. Accordingly, the effect of the ordinary shares and the preferred shares issued by the Company pursuant to the 2019 Reorganization have been presented retrospectively as of the beginning of the earliest period presented in the consolidated financial statement or the original issue date, whichever is later, as if such shares were issued by the Company when the Group issued such interests.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEx”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps are described as follows:

●	In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and consolidated affiliated entities. The 2021 Reorganization mainly involved changing certain consolidated affiliated entities controlled through contractual arrangements to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).
●	In April, 2021, the certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization.

The transactions of 2021 Reorganization was accounted for a common control transaction within the Group. The financial information of the Group at the consolidation level does not have a material impact accordingly.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, consolidated VIEs and VIEs’ subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

As of December 31, 2021, the Company’s principal subsidiaries, consolidated VIEs and VIEs’ subsidiaries are as follows:

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing Leading Automobile Sales Co., Ltd.(“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 08, 2017	Changzhou, PRC	Sales and after sales management	(i)
Jiangsu CHJ Automobile Co., Ltd. (“Jiangsu CHJ”)	100%	June 23, 2016	Changzhou, PRC	Purchase of manufacturing equipment	(i)
Lixiang Zhizao Automobile Sales & Services (Beijing) Co., Ltd	100%	July 13, 2018	Beijing, PRC	Sales and after sales management	(i)
Lixiang Zhixing Automobile Sales & Services (Shanghai) Co., Ltd	100%	April 12, 2019	Shanghai, PRC	Sales and after sales management	(i)
Lixiang Zhizao Automobile Sales & Services (Chengdu) Co., Ltd	100%	July 9, 2018	Chengdu, PRC	Sales and after sales management	(i)

		Date of Incorporation	Place of Incorporation	Principal Activities	Notes
VIEs
Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”)		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

VIEs’ subsidiary
Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”)		October 11, 2019	Chongqing, PRC	Manufacturing of automobile	(ii)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Notes:

(i)	All the subsidiaries were VIE’s subsidiaries before the 2021 Reorganization.
(ii)	Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK’s subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Variable interest entity

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

Pursuant to the Business Operation Agreements entered into in April 2021 by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement entered into in April 2021 by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’s prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is equal to 100% of its quarterly net income, after making up losses from previous years, or an amount that is adjusted in accordance with Wheels Technology’s sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements.

Pursuant to the Equity Option Agreement entered into in April 2021 by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The Exclusive Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement entered into in April 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Exclusive Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Exclusive Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

The registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law has been completed.

(d)Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. Pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

If the Company’s ownership structure, contractual arrangements, and businesses of the Company’s PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business licenses and/or operating licenses of such entities;
●	shut down our servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiaries and the VIEs;
●	impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;
●	require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote. The Group’s operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on nominee shareholders enforcing the contracts. There is a risk that nominee shareholders of the VIEs, who in some cases are also shareholders of the Company, may have conflicts of interest with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group’s operations depend on the VIEs to honour their contractual agreements with the Group and the Company’s ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder’s voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 were included in the accompanying Group’s consolidated financial statements as follows:

	As of December 31,
	2020	2021
	RMB	RMB
Current assets:
Cash and cash equivalents	1,546,193	5,311,800
Restricted cash	1,234,178	2,415,941
Time deposits and short-term investments	2,581,690	8,326,541
Trade receivable	103,271	103,056
Amounts due from the Group companies	7,704,630	23,402,104
Inventories	271,379	1,396,992
Prepayments and other current assets	254,061	220,402
Non‑current assets:
Investment in subsidiaries	609,748	—
Long‑term investments	97,937	97,854
Property, plant and equipment, net	2,335,824	2,329,507
Operating lease right‑of‑use assets, net	1,182,134	731,874
Intangible assets, net	682,083	703,274
Other non‑current assets	218,531	1,107,674
Total assets	18,821,659	46,147,019
Current liabilities:
Short‑term borrowings	—	31,547
Trade and notes payable	3,107,646	8,547,181
Amounts due to the Group companies	12,203,705	31,999,140
Amounts due to related parties	19,206	1,277
Operating lease liabilities, current	170,033	80,606
Deferred revenue, current	230,720	—
Accruals and other current liabilities	453,731	515,036
Non‑current liabilities:
Long-term borrowings	511,638	479,453
Deferred revenue, non‑current	102,898	8,704
Operating lease liabilities, non‑current	973,455	719,628
Finance lease liabilities, non‑current	366,883	—
Deferred tax liabilities, non-current	36,309	153,723
Other non‑current liabilities	157,907	14,333
Total liabilities	18,334,131	42,550,628
Total shareholders’ equity	487,528	3,596,391
Total liabilities and shareholders’ equity	18,821,659	46,147,019

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

	For the Year Ended December 31,
	2019	2020	2021

Third-party revenues	284,367	8,001,067	6,294,675
Inter-company revenues	974,313	8,553,798	22,287,788

Third-party cost	(284,462)	(7,790,586)	(20,171,861)
Inter-company cost	(352,672)	(7,877,944)	(5,891,611)

Third-party expenses	(1,675,643)	(1,358,507)	(2,401,187)
Inter-company expenses	—	(25,858)	(65,750)

Share of loss from subsidiaries	(5,783)	(1,179)	(13)
Other (expense)/income	(174,403)	40,309	2,610,121
(Loss)/Income before income tax expenses	(1,234,283)	(458,900)	2,662,162
Less: income tax expenses	—	(36,309)	(117,413)
Net (loss)/income from continuing operations	(1,234,283)	(495,209)	2,544,749
Net (loss)/income from discontinued operations	(20,662)	14,373	—
Net (loss)/income	(1,254,945)	(480,836)	2,544,749
Less: Net (loss)/income attributable to non-controlling interests	(5,971)	5,075	—
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,260,916)	(475,761)	2,544,749

	For the Year Ended December 31,
	2019	2020	2021
Net cash provided by inter-company transactions	—	2,194,342	7,341,282
Net cash (used in)/provided by other transactions	(1,607,435)	1,346,069	(8,693,141)
Net cash (used in)/provided by operating activities	(1,607,435)	3,540,411	(1,351,859)

Inter-company loan financing to Group companies	—	—	—
Other investing activities with external entities	(1,976,964)	(1,665,982)	(8,641,045)
Net cash used in investing activities	(1,976,964)	(1,665,982)	(8,641,045)

Inter-company loan financing from Group companies	3,782,378	795,295	14,858,966
Other financing activities with external entities	—	(144,700)	81,308
Net cash provided by financing activities	3,782,378	650,595	14,940,274
Effects of exchange rate changes on cash, cash equivalents and restricted cash	19,746	(188)	—
Net increase in cash, cash equivalents and restricted cash	217,725	2,524,836	4,947,370
Cash, cash equivalents and restricted cash at beginning of the year	37,810	255,535	2,780,371
Cash, cash equivalents and restricted cash at end of the year	255,535	2,780,371	7,727,741
Less: Cash, cash equivalents and restricted cash of discontinued operations at end of the year	147	—	—
Cash, cash equivalents and restricted cash of continuing operations at end of the year	255,388	2,780,371	7,727,741

The Company’s involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

In accordance with the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has the power to direct activities of the Group’s consolidated VIEs and VIEs’ subsidiaries and can have assets transferred out of the Group’s consolidated VIEs and VIEs’ subsidiaries. Therefore, it is considered that there is no asset in the Group’s consolidated VIEs and VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB7,930,831 and RMB7,103,472 as of December 31, 2020 and 2021, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The accumulated deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB3,772,758 and RMB1,229,463 as of December 31, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, no management fees were paid by VIEs to the WOFEs as each of the VIEs was in accumulated deficit as of December 31, 2021 (pursuant to each management fee arrangement with the VIEs).

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group’s consolidated VIEs and VIEs’ subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs’ subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss. The amount due to/from the Company and its subsidiaries represents the balances arising from inter-company sales of vehicles and intangible assets and inter-company loan financings.

(e)Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers’ delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China until the third quarter of 2021.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group’s millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December, 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources. The Group concluded that there would be no material impact on the Group’s long-term forecast.

2. Summary of Significant Accounting Policies

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

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

(c)Use of estimates

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

Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the valuation of share-based compensation arrangements, fair value of investments and derivative instruments, fair value of warrant liabilities and derivative liabilities, useful lives of property, plant and equipment, useful lives of intangible assets, assessment for impairment of long-lived assets and intangible assets with indefinite lives, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, product warranties, determination of vendor rebates, assessment of variable lease payments, and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(d)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currency of the Company and its subsidiary which is incorporated in Hong Kong is United States dollars (“US$”). The functional currencies of the other subsidiaries, the VIEs and VIEs’ subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive loss.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive loss, and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of shareholders’ (deficit)/equity. Total foreign currency translation adjustment income was RMB2,851 for the year ended December 31, 2019 and the foreign currency translation adjustment loss were RMB1,020,728 and RMB516,687 for the years ended December 31, 2020 and 2021 respectively.

(e)Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

(f)Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2020 and 2021, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB17,844 and RMB33,540, respectively, which have been classified as cash and cash equivalents on the consolidated financial statements.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 15).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,
	2020	2021
Cash and cash equivalents	8,938,341	27,854,224
Restricted cash	1,234,178	2,638,840
Total cash, cash equivalents and restricted cash	10,172,519	30,493,064

(g)Time deposits and short-term investments

Time deposits are those balances placed with the banks with original maturities longer than three months but less than one year.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments have maturity dates within one year and are classified as short-term investments. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive loss as “Interest income and investment income, net.”

(h)Trade receivables and current expected credit losses

Trade receivable primarily include amounts of vehicle sales related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivable based on the expected credit loss approach (see below) and writes off trade receivable when they are deemed uncollectible. No material allowance for doubtful accounts for trade receivable was recognized for the years ended December 31, 2019 and 2020.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivable, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group’s receivables. This is assessed at each quarter based on the Group’s specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the macroeconomic and market turmoil caused by COVID-19, the Group updated the model based on the continuously monitoring result and took the latest available information into consideration.

The Group adopted this ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provision for the current assets and non-current assets were RMB972 and RMB983, respectively. For the year ended December 31, 2021, the Group recorded RMB6,415 in expected credit losses in selling, general and administrative expenses. As of December 31, 2021, the expected credit loss provision recorded in current assets and non-current assets were RMB2,659 and RMB3,757, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group typically does not carry significant trade receivable related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivable, other current assets and other non-current assets for the year ended December 31, 2021:

For the year ended
December 31, 2021
Balance as of December 31, 2020	—
Impact of adoption of ASC 326	1,955
Balance as of January 1, 2021	1,955
Provisions	6,415
Write-offs	(1,954)
Balance as of December 31, 2021	6,416

(i)Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated statements of comprehensive loss or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group’s derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in “Interest income and investment income, net” in the consolidated statements of comprehensive loss. The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

As of December 31, 2021, the outstanding balance of derivative instruments was nil due to maturity of derivative instruments. The Company recorded the fair value gain of RMB73,824 in Interest income and investment income, net on the consolidated statement of comprehensive loss for the year ended December 31, 2021.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(j)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. No inventory write-downs were recognized for the years ended December 31, 2019 and 2020. The inventory write-downs for the year ended December 31, 2021 were immaterial.

(k)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group’s daily operation, including driving testing purpose. Construction in progress is transferred to specific property, equipment and software items and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production facilities	5 to 10 years
Equipment	3 to 5 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m)Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives
Software and Patents	5 to 10 years

The Company estimates the useful life of the software and patents to be 5 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission, which is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Company acquired the automotive manufacturing permission. The Company expects that the automotive manufacturing permission is unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Company considers the useful life of this intangible assets to be indefinite.

(n)Impairment of long-lived assets and intangible assets with indefinite lives

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC 360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. RMB18,066, RMB30,381 and RMB27,389 impairment of long-lived assets were recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, the Group’s improving financial performance, the stable macroeconomic conditions in China and the Group’s future manufacturing plans, the Company determined that it is not likely that the indefinite-lived intangible assets was impaired as of December 31, 2019, 2020 and 2021.

(o)Long-term investments

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB168,019, RMB133,162 and RMB482,536 for the years ended December 31, 2019, 2020 and 2021, respectively.

(q)Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties. These estimates are primarily based on the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

In November 2020, the Group initiated the voluntary recall for vehicles produced on or before June 1, 2020 and communicated its intention to replace, free of charge, the control arm ball joint of the front suspension of Li ONEs in accordance with necessary safety measures. In addition to product warranties, the Company recognized the estimated costs of the recall as incurred.

The accrued warranty activity consists of the following:

	For the Year Ended December 31,
	2019	2020	2021
Accrued warranty at beginning of the year	—	6,996	233,366
Warranty cost incurred	(163)	(8,258)	(22,558)
Provision for warranty	7,159	234,628	631,537
Accrued warranty at end of the year	6,996	233,366	842,345
Including: Accrued warranty, current	1,477	55,138	154,276
Accrued warranty, non-current	5,519	178,228	688,069

(r)Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May, 2021(Note 9). Revenues of the Group are primarily derived from sales of vehicle, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as the Group performs; or
●	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

Vehicle sales

The Group generates revenue from sales of vehicles, currently the Li ONE, together with a number of products and services. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) and initial owner extended lifetime warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of Li ONE to a customer.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group’s selling price of vehicles is higher than theshold in the circular issued by the certain PRC authorities.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2.Summary of Significant Accounting Policies (Continued)

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China’s Ministry of Industry and Information Technology (“MIIT”), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle (“NEV”). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Company earns the tradable new energy vehicle credits from the production of the Company’s electric vehicles. The Company sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Company recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Company in the fourth quarter of 2021.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(s)Cost of sales

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

(t)Research and development expenses

Research and development (“R&D”) expenses are primary comprised of salaries, bonuses, benefits and share-based compensation for those employees engaged in research, design and development activities; design and development expenses, primarily includes consultation fees, validation and testing fees; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(u)Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(v)General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, factory buildings, facilities, and equipment prior to the start of production, rental and other general corporate related expenses.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(w)Fair value

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

(x)Share-based compensation

The Company grants share options to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of an qualified IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the US IPO, using the graded-vesting method. This performance condition was met upon the completion of the Company’ US IPO in August 2020 and the associated share-based compensation expense for awards vested as of that date were recognized. Employees’ share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures.

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

(y)Taxation

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2020 and 2021.

(z)Discontinued operations

Discontinued operations are reported when a component of the Group comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group is classified as held for disposal or has been disposed of, if the disposal of the component (1) represents a strategic shift and (2) have a major impact on the Group’s financial results. In the consolidated statements of comprehensive loss, results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in the consolidated statements of cash flow and Note 22. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)Leases

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

The land use rights are operating leases with term of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. Finance leases are included in property, plant and equipment, net, current and non-current finance lease liabilities on the Group’s consolidated balance sheets. As of December 31, 2021, all of the Group’s ROU assets were generated from leased assets in the PRC.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the conversion of the Preferred Shares, using the if-converted method, for periods prior to the completion of the US IPO, and ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ab)Comprehensive loss

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

(ac)Segment reporting

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

3. Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Group adopted this ASU from January 1, 2021. The ASU did not have a material impact on the consolidated financial statements.

In January 2020, the FASB issued Accounting Standards Update No. 2020-01, Investments — Equity Securities (Topic 321), Investments — Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. The amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The amendments also clarified that for the purpose of applying paragraph 815-10-15-141(a) an entity should not consider whether, upon the settlement of the forward contract or exercise of the purchased option, individually or with existing investments, the underlying securities would be accounted for under the equity method in Topic 323 or the fair value option in accordance with the financial instruments guidance in Topic 825. An entity also would evaluate the remaining characteristics in paragraph 815-10-15-141 to determine the accounting for those forward contracts and purchased options. The Company adopted ASU No. 2020-01 from January 1, 2021, which did not have a material impact on the Company’s consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2020 and 2021, most of the Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents and short-term investments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Company believes are of high credit quality.

(b)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments denominated in RMB that are subject to such government controls amounted to RMB5,384,769 and RMB24,509,656 as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 1.6% in 2019. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3%in 2020 and 2021, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Acquisition of Chongqing Zhizao

Acquisition of Chongqing Zhizao

On December 28, 2018, the Company, through a wholly-owned subsidiary of Beijing CHJ, Chongqing Xinfan Machinery Co., Ltd. (the “Buyer” or “Xinfan”), entered into an acquisition agreement (the “Lifan Acquisition Agreement”) with Lifan Industry (Group) Co., Ltd. (“Lifan Industry” or the “Seller”) and its two wholly-owned subsidiaries Chongqing Zhizao (the “Target”) and Chongqing Lifan Passenger Vehicle Co., Ltd. (“Lifan Passenger Vehicle” or the “Divestiture Recipient”), to acquire an 100% equity interest in Chongqing Zhizao (the “Acquisition”). Chongqing Zhizao was formerly known as Chongqing Lifan Automobile Co., Ltd.

Prior to the completion of the Acquisition, Chongqing Zhizao transferred most of its assets and liabilities and the related rights and obligations to Lifan Passenger Vehicle in November 2018 (the “Divestiture”). After the Divestiture, Chongqing Zhizao still retained its Automotive Manufacturing Permission, working capital and certain lease contracts, and other financial assets or liabilities (hereinafter referred to as “Retained Assets and Liabilities”).

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

The Acquisition was completed on December 29, 2018 (the “Acquisition Date”) when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash. As of December 31, 2021, the Group settled the aggregate amount of RMB648,000, of which RMB8,000 was settled with the outstanding loan receivable from Chongqing Lifan Holdings Ltd. (“Lifan Holdings”) (Note 8).

On December 19, 2019, Xinfan entered into a share transfer agreement (the “Lifan Disposal Agreement”) to dispose of its 100% equity interest in Chongqing Zhizao, with cash consideration of RMB0.001. The Retained Assets and Liabilities of Chongqing Zhizao not related to the manufacturing of Li ONE were transferred out to Lifan Industry and Lifan Passenger Vehicle upon the completion of the disposal of Chongqing Zhizao. A disposal loss of RMB4,503 was recognized on December 26, 2019, the disposal date of the transaction.

6. Trade receivable

An aging analysis of the trade receivable as of December 31, 2020 and 2021, based on the invoice date and net of provisions, is as follows:

	As of December 31,
	2020	2021
Within 3 months	10,429	16,462
Between 3 months and 6 months	18,914	890
Between 6 months and 1 year	77,903	—
More than 1 year	8,303	103,189
Total	115,549	120,541

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

7. Inventories

Inventories consist of the following:

	As of December 31,
	2020	2021
Raw materials, work in process and supplies	227,836	1,468,801
Finished products	820,168	149,089
Total	1,048,004	1,617,890

Raw materials, work in process and supplies as of December 31, 2020 and 2021 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products included vehicles ready for transit at production plants, vehicles in transit to fulfil customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

8. Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2020	2021
Prepayments to vendors	104,271	218,660
Deductible VAT input	196,021	118,177
Prepaid rental and deposits	30,357	48,929
Receivables related to rebate	—	28,491
Loan receivable from Lifan Holdings(i)	8,000	—
Others	15,006	68,615
Less:Allowance for Credit Losses	—	(2,192)
Total	353,655	480,680
(i)	Loan receivable from Lifan Holdings represents the uncollected loan principal under the loan agreements entered into between Beijing CHJ and Lifan Holdings in 2018 (the “2018 Lifan Loan”) and 2019 (the “2019 Lifan Loan”). The outstanding loan receivable from Lifan Holdings was settled against the payables for consideration payble for the acquistion of Chongqing Zhizao in April 2021 (Note 5).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,
	2020	2021
Construction in process (i)	53,579	1,942,953
Mold and tooling	987,316	1,098,392
Production facilities	787,970	804,281
Leasehold improvements	249,879	660,902
Buildings	404,772	409,123
Buildings improvements	311,947	297,163
Equipment	175,887	266,745
Motor vehicles	36,409	59,702
Total	3,007,759	5,539,261
Less: Accumulated depreciation	(498,691)	(983,222)
Less: Accumulated impairment loss (ii)	(30,381)	(57,770)
Total property, plant and equipment, net	2,478,687	4,498,269

The Group recorded depreciation expenses of RMB107,173, RMB312,011 and RMB579,097 for the years ended December 31, 2019, 2020 and 2021, respectively.

(i)

Construction in process is primarily comprised of production facilities, equipment and mold and tooling related to manufacturing of the extended-range eletric SUV vehicles and BEV models and a portion of Changzhou Manufacturing Base construction.

In July 2021, the Group signed a memorandum and a series of agreements (collectively “Beijing Manufacturing Base Agreements”) for collaboration in a construction and expansion project of an automobile manufacturing plant in Shunyi District, Beijing with an enterprise affiliated with Beijing local government. In October 2021, the Group officially commenced construction of Beijing Manufacturing Base which is scheduled to be operational in 2023. As of December 31, 2021, RMB149,098 of contruction in process and RMB11,606 of other non‑current assets, and along with RMB93,701 of other non-current liabilities were recognized in the consolidated balance sheet.

(ii)

Impairments of RMB18,066, RMB30,381 and RMB27,389 were recognized for property, plant and equipment for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2019, the Group made a full impairment provision on the production facilities and leasehold improvements in connection with the production of electric battery as the Group determined to terminate the design, development and self-production of electric battery via one of the Group’s subsidiaries.

Furthermore, the Group launched 2021 Li ONE in May 2021, consequently, the production volume of the first model Li ONE is expected to gradually decrease in line with sales volume. As of December 31, 2021, the Group recorded an impairment loss on the production facilities and mold and tooling in connection with the production of the first model Li ONE accordingly as the carrying value of these assets are not expected to be recovered in the foreseeable future. The impairment loss for the year ended December 31, 2021 is immaterial.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	As of December 31,
	2020	2021
Automotive Manufacturing Permission (Note 5)	647,174	647,174
Indefinite‑lived intangible assets, net	647,174	647,174
Software	58,097	137,576
Patents	694	694
Definite‑lived intangible assets	58,791	138,270
Less: Accumulated amortization
Software	(21,990)	(33,290)
Patents	(694)	(694)
Accumulated amortization	(22,684)	(33,984)
Definite‑lived intangible assets, net	36,107	104,286
Total intangible assets, net	683,281	751,460

The Group recorded amortization expenses of RMB9,218, RMB8,985 and RMB11,300 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2021, amortization expenses related to intangible assets for future periods are estimated to be as follows:

As of December 31,
2021
2022	16,540
2023	14,121
2024	11,348
2025	9,815
2026 and thereafter	52,462
Total	104,286

11. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of Changzhou manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2019	2020	2021
Lease cost
Finance lease cost:
Amortization of assets	15,501	15,346	12,122
Interest of lease liabilities	19,943	21,851	19,322
Operating lease cost	86,365	176,788	367,375
Short‑term lease cost	6,801	4,937	15,559
Total	128,610	218,922	414,378

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2019	2020	2021
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	77,643	126,418	346,757
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	207,902	896,804	1,120,392

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,
	2020	2021
Operating Leases
Land use rights, net (i, ii)	181,505	289,810
Operating lease right-of-use assets, net (excluding land use rights)	1,095,501	1,771,682
Total operating lease assets	1,277,006	2,061,492
Operating lease liabilities, current	210,531	473,245
Operating lease liabilities, non-current	1,025,253	1,369,825
Total operating lease liabilities	1,235,784	1,843,070

	As of December 31,
	2020	2021
Finance Leases
Property, plant and equipment, at cost (i, iv)	294,269	—
Accumulated depreciation	(56,682)	—
Property, plant and equipment, net	237,587	—
Finance lease liabilities, non-current	366,883	—
Total finance leases liabilities	366,883	—

	As of December 31,
	2020	2021
Weighted-average remaining lease term
Land use rights	47 years	47 years
Operating leases	11 years	8 years
Finance leases	16 years	—
Weighted-average discount rate
Land use rights	6.2%	—
Operating leases	5.8%	5.8%
Finance leases	6.2%	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

Maturities of lease liabilities were as follows:

	As of December 31, 2021
	Operating leases	Finance leases
2021	—	—
2022	473,477	—
2023	372,077	—
2024	242,358	—
2025	178,605	—
2026	155,296	—
Thereafter	953,835	—
Total undiscounted lease payments	2,375,648	—
Less: imputed interest	(532,578)	—
Total lease liabilities	1,843,070	—

The Group, through its VIEs and VIE’s subsidiaries, entered into a cooperation agreement and supplementary agreements (collectively “Changzhou Cooperation Agreements”) in February 2016 and September 2016 for the establishment of the Group’s Changzhou Manufacturing Base with the Changzhou Wujin District People’s Government and two enterprises affiliated with it ((“Changzhou Wunan New Energy Vehicle Investment Co., Ltd” and its 100% subsidariy (“Changzhou Chehejin”), collectively referred to “the Developer”). The Company intends to establish the Manufacturing Base, which are used to design, develop, manufacture premium electric vehicle in China.

According to the Changzhou Cooperation Agreement, the Developer will be responsible to construct the Changzhou Manufacturing Base which consists of manufacturing plants, the underlying land use right, and manufacturing equipment and facilities, etc. in accordance with the Group’s requirements.

The Developer obtained the land use right from Changzhou government for both of Phase I and Phase II Land, and the lease term is from September 11, 2018 to March 14, 2067.

i) Changzhou Manufacturing Base—Phase I

The Group entered into a lease contract with the Developer to lease the Phase I Land and Plants from May 1, 2017 to December 31, 2020, and further obtained an option to purchase the Phase I Plant and underlying land use right at the construction cost before the end of lease term.

Given the indefinite life of the land, the lease of the Phase I Land or a purchased land use right can only be classified as an operating lease. As the Company has an option to purchase the Phase I Plants at cost and the assets are designed for the use of the Company, so the option is reasonably certain to be exercised, and accordingly, the lease of the Phase I Plants was classified as a financing lease and recognized as property, plant and equipment of the Group. Hence, on the lease commerce date, the right of use assets for the Phase I Land and Plants were recorded with the amount of RMB70,508 and RMB310,018 respectively, being the present value of the lease payment and the exercise price of the purchase option. The initial direct cost, and lease payment made on or before the lease commerce date, and the incentive received prior to the lease commerce date were immaterial.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

ii) Changzhou Manufacturing Base—Phase II

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

The Group then constructed another manufacturing plant (the “Phase II Plants”) located on the Phase II Land with the total amount of the construction of RMB102,251. Construction of the Manufacturing Phase II was completed on January 1, 2019.

In August 2019, the Group entered into an asset transfer agreement to sell the Manufacturing Base-Phase II (including the Phase II Land use right and the Phase II Plants) to the Developer with the total consideration of RMB103,060, including VAT. Immediately after the transfer, the Group enter into a lease agreement with the developer to lease back the Manufacturing Base-Phase II for the period starting from September 1, 2019 (the actual lease commencement date is the date of change of ownership) to December 31, 2020, and further obtain an option to repurchase the Phase II Land use right and Plants with the amount of RMB103,060 prior to December 31, 2020.

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Company, so no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sale accounting, and was accounted for as a financing transaction. As of December 31, 2019, the Group has fully received the consideration from the third-party Developer and recorded as the short-term borrowing in the consolidated balance sheets.

iii) Modification of lease agreements in connection to Changzhou Manufacturing Base- Phase I and Phase II

In June 2020, the Group entered into a series of supplemental agreements in connection to Changzhou Manufacturing Base Phase I and Phase II with the lessor to extend the purchase option to December 31, 2022, and the purchase price remained the same as the original agreement. In addition, the annual lease payment from 2020 to 2022 are subject to achievement of annual sales volume of the Group. If the Group achieves the pre-determined annual sales volume of electric vehicle, the annual lease payment of that year will be waived (equal to zero) by the lessor. Otherwise, the Group will pay the rental fees as agreed in the modified contract.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

iv) Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidary of the Group, entered into an equity transfer agreement to acquire 100% equity interests of Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB565,500 was paid as of December 31, 2021, and RMB28,491 was settled in January 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and susbstantive processes acquired to siginificantly contribute to the ability to creat the output. No system, standard, protocol, convention, or rule that can create or has the ability to contribute to the creation of outputs were obtained by Jiangsu CHJ. Therefore, this transaction is determined to be an asset acquisition as no sufficient inputs and processes were acquired to produce outputs.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group's purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

12. Other Non-current Assets

Other non-current assets consist of the following:

	As of December 31,
	2020	2021
Prepayments for purchase of property, plant and equipment (i)	126,006	1,051,415
Long-term deposits	149,235	653,030
Deductible VAT input, non-current	—	263,390
Others	45,943	16,998
Less: Allowance for credit losses	—	(3,757)
Total	321,184	1,981,076
(i)	Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range eletric SUV vehicles and BEV models and a portion of Beijing Manufacturing Base construction.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Long-term Investments

The Group’s long-term investments on the consolidated balance sheets consisted of the following:

		Equity Security With	Equity Securities Without
		Readily Determinable	Readily Determinable Fair
	Equity Method	Fair Values	Values	Total
Balance at December 31, 2018	66,538	77,453	33,150	177,141
Additions	98,000	—	—	98,000
Shares of loss of equity method investees	(162,725)	—	—	(162,725)
Fair value change through earnings	—	12,550	—	12,550
Changes of interest in the equity method investees	5,494	—	—	5,494
Impairment	—	—	(5,000)	(5,000)
Foreign currency translation	—	721	—	721
Balance at December 31, 2019	7,307	90,724	28,150	126,181
Additions	—	—	65,000	65,000
Shares of loss of equity method investees	(2,520)	—	—	(2,520)
Fair value change through earnings	—	(21,975)	—	(21,975)
Foreign currency translation	—	(3,833)	—	(3,833)
Balance at December 31, 2020	4,787	64,916	93,150	162,853
Additions	30,000	—	—	30,000
Shares of loss of equity method investees	(83)	—	—	(83)
Fair value change through earnings	—	(35,330)	—	(35,330)
Foreign currency translation	—	(1,134)	—	(1,134)
Balance at December 31, 2021	34,704	28,452	93,150	156,306

Equity Method

On September 11, 2018, the Group acquired 49% entity interest in Investee A, which is a joint venture with the other shareholder holding 51% interest established to design, develop and produce BEV equipped with vehicle intelligence and optimized for ride sharing service, with cash consideration of RMB98,000. On January 30, 2019, the Group invested another RMB98,000 into Investee A proportionately with the other investor of Investee A, therefore kept the Group’s 49% shareholding percentage unchanged. The Group has significant influence in Investee A and therefore the investment is accounted for using the equity method. The proportionate share of the net loss of equity method investees are recorded in “Others, net” in the consolidated statements of comprehensive loss. As of December 31, 2021, the carrying value of equity method investment in Investee A was reduced to zero.

In July 2021, the Group entered into an agreement with Suzhou Huichuan United Power System Co., LTD (“Suzhou Huichuan” or “Investor B”) to establish Changzhou Huixiang New Energy Auto Parts Co., LTD (“Changzhou Huixiang” or “Joint Venture”). The Group was obligated to pay RMB73,500 registered capital, representing 49% of Changzhou Huixiang equity interests, while Suzhou Huichuan is obligated to contribute RMB76,500 registered capital, representing 51% Changzhou Huixiang equity interests. Upon completion of the business registration procedures as of December 31, 2021, the Group obtained the shareholder rights and obligation based on its respective shareholding ownership. The Group has significant influence in Changzhou Huixiang and therefore the investment is accounted for using the equity method. Subsequent to December 31, 2021, the Group paid RMB30,000 out of the total RMB73,500 registered capital.

The Group performs impairment of its investment under equity method whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2019, 2020 and 2021.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Long-term Investments (Continued)

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity security which is publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

			Foreign Currency
Cango Inc.	Cost Basis	Unrealized Loss	Translation	Fair Value
As of December 31, 2020	100,303	(38,205)	2,818	64,916
As of December 31, 2021	100,303	(73,535)	1,684	28,452

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

In the first quarter of 2020, the Group sold the discontinued Low-Speed Small Electric Vehicles (“SEV”) battery packs business to an affiliate of the Group with the total consideration of RMB60,000 (Note 22). The Group further invested RMB60,000 in cash in this affiliate, together with other investors. Therefore, the Group’s equity interests in this affiliate increased from 12.24% to 19.82% on a fully diluted basis as a result of the additional investment.

Impairment charges of 5,000, nil and nil were recorded in investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2019, 2020 and 2021, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Short-term Borrowings and Long-term Borrowings

Borrowings consist of the following:

				Interest Rate	As of December 31,
	Maturity Date	Principal Amount		Per Annum	2020	2021
Secured borrowing (1)	December 31, 2022	RMB	94,550	6.1750%	98,717	—
Unsecured corporate loan (2)	June 30, 2022	RMB	401,073	6.1750%	412,921	—
Convertible debt (3)	May 1, 2028	US$	862,500	0.2500%	—	5,397,941
Secured bank loan (4)	September 28, 2029	RMB	600,000	4.8000%	—	600,000
Total borrowings					511,638	5,997,941

Classified as:

	As of December 31,
	2020	2021
– Short-term borrowings	—	37,042
– Long-term borrowings	511,638	5,960,899
Total	511,638	5,997,941
(1)	As the transaction in relation to Changzhou Manufacturing Base II did not qualify the sales accounting, the consideration received excluding the related taxes was treated as a secured borrowing and recorded as a short-term borrowing as of December 31, 2019. In June 2020, the Group entered into a series of supplemental agreements with the lessor. Pursuant to the supplemental agreements, the maturity date of the borrowing was extended to December 31, 2022. As a result, the borrowing was recorded as a long-term borrowing as of December 31, 2020. Upon the completion of acquisition of Changzhou Manufacturing Base Phase I and Phase II (See Note 11), the balance of secured borrowing of RMB101,882 was settled as the lease agreements were terminated in November 2021.
(2)	Pursuant to the supplemental agreements of the convertible loan in June 2020 (Note 17), the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived. In addition, the maturity date of the convertible loan was extended to June 30, 2022. As a result, the convertible loan was extinguished, and a new loan was recorded as a long-term borrowing as of December 31, 2020. The balance of unsecured corporate loan and accrued interest was RMB412,921 as of December 31, 2020. The Company fully repaid the outstanding principal and accrued interest of RMB429,692 in August 2021.
(3)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement (Note 17). The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADS per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Short-term Borrowings and Long-term Borrowings (Continued)

The Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021, the convertible debt related interest expense was US$3,353 (RMB21,369). As of December 31, 2021, the principal amount of the convertible debt was RMB5,499,041 and the unamortized debt issuance cost was RMB101,100, respectively.

(4)	In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 4.8% and were guaranteed by certain production facilities and toolings of the Group. As of December 31, 2021, the outstanding loan principal was RMB600,000, of which RMB37,042 will be due in 2022 and the remaining RMB562,958 will be due in 2023 and thereafter. The unused credit limits under these facilities was RMB409,900 as of December 31, 2021.

As of December 31, 2020 and 2021, the secured bank loan was classified as follows:

	As of December 31,
	2020	2021
Secured bank loan
– Current portion	—	37,042
– Non-current portion	—	562,958
Total	—	600,000

15. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2020	2021
Trade payable for raw materials	2,991,538	7,089,370
Notes payable	168,977	2,286,680
Total	3,160,515	9,376,050

An aging analysis of the trade and notes payable as at December 31, 2020 and 2021, based on the invoice date, is as follows:

	As of December 31,
	2020	2021
Within 3 months	3,118,840	7,539,833
Between 3 months and 6 months	18,537	1,639,286
Between 6 months and 1 year	10,676	161,913
More than 1 year	12,462	35,018
Total	3,160,515	9,376,050

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

16. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2020	2021
Payables for purchase of property, plant and equipment	118,181	456,395
Salaries and benefits payable	187,972	417,449
Tax payable	50,088	277,233
Accrued warranty	55,138	154,276
Payables for logistics expenses	43,571	143,632
Payables for research and development expenses	35,032	94,517
Deposits from vendors	9,120	27,716
Advance from customers	9,285	10,262
Payables for acquisition of Chongqing Zhizao (Note 5)	79,552	2,000
Other payables	59,520	295,888
Total	647,459	1,879,368

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17. Convertible Debts

The Group recognized unsecured corporate loan issued in 2017, Convertible Promissory Notes issued in 2019 and Convertible Senior Notes issued in 2021 in the short-term borrowings and long-term borrowings on the consolidated balance sheets as of December 31, 2020 and 2021.

Unsecured corporate loan

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

In June 2020, Beijing CHJ entered into a series of supplemental agreements with Wunan. Pursuant to the supplemental agreements, the maturity date of the convertible loan was extended to June 30, 2022, and the conversion right in relation to convert the outstanding principal of the convertible loan into equity interest of Beijing CHJ was waived by Wunan. In accordance with the supplemental contracts, Wunan also agreed to return the prepayment for purchase of land use right of RMB175,582 and reimburse certain eligible expenditures with the amount of RMB143,838. The return of the prepayment and the reimbursements were used as a settlement of the unpaid interests and part of the outstanding principal of the convertible loan. The outstanding loan principal was reduced to RMB401,073 with a revised interest rate of 6.175% per annum. As a result, the convertible loan was extinguished, and a new loan with the principle amount of RMB401,073, being the difference between the carrying value of the convertible loan and the settlement amount of RMB319,420, was recorded as a long-term borrowing. The balance of the new loan and accrued interest payable was RMB412,921 as of December 31, 2020. The Group fully repaid the outstanding principal and accrued interest RMB429,692 in August 2021 (Note 14).

Convertible Promissory Notes

In January and March 2019, the Company issued convertible promissory notes with the aggregated principal amount of US $25,000 (RMB168,070) with simple interest of 8% per annum. The principal and accrued interest shall be due and payable by the Company 12 months following the date of issuance. Pursuant to the convertible promissory notes agreements, the entire convertible promissory notes shall be converted into 11,873,086 shares of Series B-3 Preferred Shares of the Company at the issuance price of Series B-3 Preferred Shares upon the closing of the Reorganization. Holders have the right to convert any portion or the entire principal into Series B-3 preferred equity interest of Beijing CHJ, if the Reorganization has not been completed before maturity, or if there occurs any change in control, disposition of all or substantially all of the assets or IPO of Beijing CHJ. Accrued interests shall be waived if the investors elect to exercise the conversion options.

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

17. Convertible Debts (Continued)

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

Convertible Senior Notes (“2028 Notes”)

In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500, through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when our Company effects a share split or share combination. As of the Latest Practicable Date, no adjustment had been made to the initial conversion rate.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Holders of the convertible debt have the rights to require the Company to repurchase all or partial for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest.

17. Convertible Debts (Continued)

The Company assessed the convertible debt under ASC 815 and concluded that:

(i)	Since the conversion option is considered indexed to the Company’s own stock and classified in shareholders’ (deficit)/ equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;
(ii)	The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

In August 2020, the FASB issued ASU 2020-06 Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)(the “ASU 2020-06”). The Company determined to early adopt ASU 2020-06 from January 1, 2021. Since the ASU 2020-06 amended the guidance on convertible debt instruments by removing accounting models for the instruments with beneficial conversion features and cash conversion features. Accordingly, there is no need to consider beneficial conversion feature or cash conversion features for the convertible debt.

Therefore, the Company accounted for the convertible debt as single instruments measured at its amortized cost as long-term borrowings on the consolidated balance sheets (Note 14). The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the year ended December 31, 2021, the convertible debt related interest expense was RMB21,369 (US$3,353). As of December 31, 2021, the principal amount of the convertible debt was RMB5,499,041 and the unamortized debt issuance cost was RMB101,100, respectively.

18. Revenue Disaggregation

Revenues by source consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
Vehicle sales	280,967	9,282,703	26,128,469
Other sales and services	3,400	173,906	881,310
Total	284,367	9,456,609	27,009,779

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18. Revenue Disaggregation (Continued)

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,
	2019	2020	2021
Revenue recognized at a point in time	284,195	9,436,095	26,917,836
Including: Vehicle sales	280,967	9,282,703	26,128,469
Other sales and services	3,228	153,392	789,367
Revenue recognized over time	172	20,514	91,943
Total	284,367	9,456,609	27,009,779

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits which revenue are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

19. Deferred Revenue

The following table shows a reconciliation in the current reporting period related to carried-forward deferred revenue.

	For the Year Ended December 31,
	2019	2020	2021
Deferred revenue—at beginning of the year	—	62,638	407,168
Additions	338,702	9,687,382	27,377,563
Recognition	(276,064)	(9,342,852)	(27,089,986)
Deferred revenue—at end of the year	62,638	407,168	694,745
Including: Deferred revenue, current	56,695	271,510	305,092
Deferred revenue, non‑current	5,943	135,658	389,653

Deferred revenue are contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from the undelivered vehicles, uninstalled charging piles and other performance obligations idenfied in the vehicle sales contracts.

The Group expects that RMB305,092 of the transaction price allocated to unsatisfied performance obligation as of December 31, 2021 will be recognized as revenue during the period from January 1, 2022 to December 31, 2022. The remaining RMB389,653 will be recognized in 2023 and thereafter.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

20. Research and Development Expenses

Research and development expenses consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
Employee compensation	461,922	580,157	2,079,948
Design and development expenses	603,332	431,996	1,003,567
Depreciation and amortization expenses	39,648	44,977	54,110
Rental and related expenses	14,269	18,818	52,985
Travel expenses	21,815	9,360	52,307
Others	28,154	14,549	43,472
Total	1,169,140	1,099,857	3,286,389

21. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Year Ended December 31,
	2019	2020	2021
Employee compensation	238,368	449,109	1,414,177
Marketing and promotional expenses	176,383	264,814	1,100,769
Rental and related expenses	78,897	162,907	324,655
Depreciation and amortization expenses	57,650	37,923	82,777
Travel expenses	20,171	20,806	69,079
Expected credit losses	—	—	6,415
Impairment of property, plant and equipment	18,066	30,381	—
Others	99,844	152,879	494,513
Total	689,379	1,118,819	3,492,385

22. Discontinued Operations

Historically, the Group had a strategy of developing Low-Speed SEV and producing and selling its related battery packs.

In the first quarter of 2018, the Group determined to dispose the SEV business due to the shift on the Group’s business and product strategy. As a result, the long-lived assets related to SEV production, including manufacturing facilities and IP, etc. have ceased to be used, and these assets were considered effectively abandoned.

Subsequent to the termination of the SEV business, the Group still sold the SEV battery packs to external customers, and in September 2019, the Group further decided to dispose the SEV battery packs business and located a potential buyer. Accordingly, the Company concluded that as of September 30, 2019, the SEV battery packs business met all of the held for sale criteria. In the first quarter of 2020, the Company completed the sale of the SEV battery packs business to an affiliate of the Company for a total cash consideration of RMB60,000.

The abandonment or the disposal of the SEV business and the related battery packs business represented strategic shifts of the Group and had a major impact on the Group’s financial results, and met the criteria for the discontinued operations. Therefore, the historical financial results of the SEV related business were classified as discontinued operation.

The following tables set forth the results of operations and cash flows of the discontinued operations, which were included in the Group’s consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Discontinued Operations (Continued)

	For the Year Ended December 31,
	2019	2020
Revenues	9,654	870
Cost of sales	(18,981)	(2,437)
Gross loss	(9,327)	(1,567)
Operating expenses	(11,359)	(1,423)
Impairment of long‑lived assets	—	—
Loss from operations of discontinued operations	(20,686)	(2,990)
Others, net	24	—
Loss from discontinued operations before income tax expense	(20,662)	(2,990)
Income tax expense	—	—
Net loss from discontinued operations, net of tax	(20,662)	(2,990)

	For the Year Ended December 31,
	2019	2020
Net cash (used in)/provided by discontinued operating activities	(11,395)	148
Net cash (used in)/provided by discontinued investing activities	(10,565)	59,705

The following table presents the gain on disposal of discontinued operations related to the disposal of SEV battery packs business for the year ended December 31, 2020:

For the Year Ended
December 31, 2020
Cash consideration received for sale of SEV battery packs business	60,000
Carrying value of net assets transferred	(42,637)
Gain on disposal of discontinued operations	17,363

23. Ordinary Shares

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

23. Ordinary Shares (Continued)

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

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters’ full exercise of their over-allotment option.

In February 2021, the Company issued 34,000,000 Class A Ordinary Shares as treasury shares for future exercise of share options.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company’s founder and chief executive officer, pursuant to the Company’s 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of HK$1,634,462.

As of December 31, 2021, 6,404,416 share options that fulfilled the vesting conditions were exercised.

As of December 31, 2020 and 2021, the Company had issued and outstanding ordinary shares of 1,809,288,310 and 1,929,562,426, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Convertible Redeemable Preferred Shares and Warrants

Prior to the US IPO in August 2020, the Company issued convertible redeemable preferred shares, which are summarized in the following table:

Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance
			RMB	RMB
Pre-A(1)	July 21, 2017	50,000,000	RMB2.00	100,000
A-1	July 4, 2016	129,409,092	RMB6.03	780,000
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000
A-3	September 5, 2017	65,498,640	RMB9.47	620,000
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000
B-2	June 6, 2018	55,804,773	RMB14.16	790,000
B-3(2)	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283
C(3)	July 2/December 2,2019/January 23, 2020	267,198,535	US$2.23/ US$1.89	3,626,924
D	July 1, 2020	231,758,541	US$2.64/ US$2.35	3,851,034
(1)	Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were re-designated to Series Pre-A Preferred Shares (see Note 23).
(2)	Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019 (see Note 17). The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:
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

24. Convertible Redeemable Preferred Shares and Warrants (Continued)

The Series Pre-A, A-1, A-2, A-3, B-1, B-2, B-3, C and D Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US$0.0001 per share.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the chief executive officer of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the US IPO in August 2020. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Convertible Redeemable Preferred Shares and Warrants (Continued)

Upon the 2019 Reorganization, QIPO definition of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares was revised to be the same as Series C Preferred Shares, and all Preferred Shareholders (including Series D issued on July 1, 2020) were given the option to, in the event that the funds of the Company legally available for redemption on the redemption date are insufficient to redeem the total number of redeeming shares required to be redeemed, 1) request the Company to issue a convertible promissory note (“Redemption Note”) for the unpaid portion of the redemption price or 2) allow the Company to carry forward and redeem the shares when legally funds are sufficient to do so. Such Redemption Note shall be due and payable no later than 24 months of the redemption date with a simple rate of 8% per annum. Each holder of such Redemption Note shall have the right, at its option, to convert the unpaid principal amount of the Redemption Note and the accrued but unpaid interest thereon, into the same class of Preferred Shares requested to be redeemed at a per share conversion price equal to the applicable original issue price.

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

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2021.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Convertible Redeemable Preferred Shares and Warrants (Continued)

Conversion upon US IPO

In August 2020, in connection with the completion of US IPO, all of the Preferred Shares were automatically converted to 1,045,789,275 Class A ordinary shares and 115,812,080 Class B ordinary shares based on the aforementioned conversion price.

Accounting for Preferred Shares

The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets because they were redeemable at the holders’ option upon the occurrence of certain deemed liquidation events and certain event outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB743,100, RMB651,190 and nil for the years ended December 31, 2019, 2020 and 2021, respectively.

Prior to the 2019 Reorganization, the Company has determined that host contract of the Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares were more akin to an equity host. The conversion feature embedded in the Preferred Shares is considered to meet the definition of derivative in accordance with ASC 815-15-25, due to the optional redemption settlement mechanism upon deemed liquidation could give rise to net settlement of the conversion provision in cash if the per share distribution amount is higher than the fixed redemption amount, instead of the settlement by delivery of the ordinary shares of the Company. This equity-like conversion feature was considered clearly and closely related to the equity host, therefore does not warrant bifurcation. The Company also assessed the redemption features and liquidation feature and determined that these features as a freestanding instrument, would not meet the definition of a derivative, and therefore need not be bifurcated and separately accounted for.

After the 2019 Reorganization, host contract of the Preferred Shares is more akin to a debt host, given the Preferred Shares holders have potential creditors’ right in the event of insufficient fund upon redemption, along with other debt-like features in the terms of the Preferred Shares, including the redemption rights. Company considered extinguishment accounting should be applied for all Preferred Shares issued prior to the 2019 Reorganization from a qualitative perspective, although from quantitative perspective, the changes of these preferred shares’ fair value before and after the modification was immaterial. Hence, accumulated deficit was increased by the difference between the fair value of Series Pre-A, A-1, A-2, A-3, B-1, B-2 and B-3 Preferred Shares after modification and the carrying amount of these Preferred Shares immediately before the modification.

The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the 2019 Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value change recognized in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. Upon the consummation of US IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features was reduced to zero.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Convertible Redeemable Preferred Shares and Warrants (Continued)

The movement of the warrants and conversion feature derivative liabilities are summarized below:

	Warrants	Derivative
	Liabilities	Liabilities	Total
Balance at January 1, 2019	—	—	—
Issuance	174,846	1,066,013	1,240,859
Fair value change	292,305	211,859	504,164
Exercise	(45,858)	—	(45,858)
Expire(*)	(77,739)	—	(77,739)
Translation to reporting currency	8,196	19,068	27,264
Balance at December 31, 2019	351,750	1,296,940	1,648,690
Issuance	—	328,461	328,461
Fair value change	(46,812)	(225,515)	(272,327)
Exercise	(305,333)	(1,400,670)	(1,706,003)
Translation to reporting currency	395	784	1,179
Balance at December 31, 2020	—	—	—
(*)

Upon the completion of the issuance of the Series C Preferred Shares in December 2019, the unvested Series B-3 Additional Warrant to acquire additional Series C Preferred Shares at a 15% discount of purchase price expired, as such the fair value of such Series B-3 Additional Warrant reduced to zero accordingly.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. Convertible Redeemable Preferred Shares and Warrants (Continued)

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2019 and 2020 are summarized below:

	Series Pre‑A		Series A‑1		Series A‑2		Series A‑3		Series B‑1		Series B‑2		Series B‑3		Series C		Series D		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)
Balances as of January 1, 2019	50,000,000	175,847	129,409,092	907,658	126,771,562	1,099,816	65,498,640	676,458	115,209,526	1,621,561	48,656,111	717,699	—	—	—	—	—	—	535,544,931	5,199,039
Proceeds from Series B-2 preferred shares	—	—	—	—	—	-	—	—	—	—	7,148,662	101,200	—	—	—	—	—	—	7,148,662	101,200
Conversion of convertible promissory notes into Series B-3 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	11,873,086	166,549	—	—	—	—	11,873,086	166,549
Issuance of Series B-3 Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	108,077,600	1,395,015	—	—	—	—	108,077,600	1,395,015
Issuance of Series C Preferred Shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	248,281,987	3,616,801	—	—	248,281,987	3,616,801
Deemed dividend to/(contribution from) preferred shareholders upon extinguishment	—	281,638	—	284,655	—	115,806	—	(15,139)	—	(310,359)	—	(130,312)	—	(8,927)	—	—	—	—	—	217,362
Bifurcation of conversion feature	—	(14,549)	—	(254,121)	—	(212,055)	—	(92,256)	—	(105,702)	—	(47,231)	—	(108,190)	—	(231,909)	—	—	—	(1,066,013)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	60,249	—	90,077	—	61,299	—	164,540	—	80,891	—	133,798	—	152,246	—	—	—	743,100
Effect of exchange rate changes on preferred shares	—	(8,050)	—	(17,492)	—	(18,685)	—	(10,592)	—	(22,433)	—	(11,944)	—	(27,165)	—	(1,030)	—	—	—	(117,391)
Balances as of December 31, 2019	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	—	—	910,926,266	10,255,662
Exercise of Series B-3 Anti-Dilution Warrant	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,916,548	305,333	—	—	18,916,548	305,333
Bifurcation of conversion feature	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81,082)	—	—	—	(81,082)
Issuance of preferred shares-Series D	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231,758,541	3,603,655	231,758,541	3,603,655
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	34,229	—	63,363	—	46,738	—	136,567	—	64,859	—	80,635	—	178,007	—	46,792	—	651,190
Effect of exchange rate changes on preferred shares	—	(858)	—	(1,746)	—	(1,770)	—	(964)	—	(1,899)	—	(1,040)	—	(2,613)	—	28	—	—	—	(10,862)
Conversion of preferred shares to ordinary shares	(50,000,000)	(434,028)	(129,409,092)	(1,013,432)	(126,771,562)	(1,136,552)	(65,498,640)	(665,544)	(115,209,526)	(1,482,275)	(55,804,773)	(774,122)	(119,950,686)	(1,629,102)	(267,198,535)	(3,938,394)	(231,758,541)	(3,650,447)	(1,161,601,355)	(14,723,896)
Balances as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the Year Ended December 31,
	2019	2020	2021
Numerator:
Net loss	(2,438,536)	(151,657)	(321,455)
Accretion on convertible redeemable preferred shares to redemption value	(743,100)	(651,190)	—
Deemed dividend to preferred shareholders upon extinguishment, net	(217,362)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	117,391	10,862	—
Net loss attributable to ordinary shareholders of Li Auto Inc.	(3,281,607)	(791,985)	(321,455)
Including: Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(3,260,945)	(806,358)	(321,455)
Net (loss)/income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(20,662)	14,373	—

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	255,000,000	870,003,278	1,853,320,448

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(12.79)	(0.93)	(0.17)
Basic and diluted net (loss)/income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	(0.08)	0.02	—
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(12.87)	(0.91)	(0.17)

For the years ended December 31, 2019, 2020 and 2021, the Company had ordinary equivalent shares, including preferred shares, options granted, unsecured corporate loan issued in November 2017 and convertible debt issued in April 2021 (Note 17). As the Group incurred loss for the years ended December 31, 2019, 2020 and 2021, these ordinary equivalent shares were anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options granted, unsecurred corporate loan and convertible debt excluded from the calculation of diluted loss per share of the Company were 669,666,355, 54,605,925, 22,639,154 and nil for the year ended December 31, 2020 and nil, 72,791,430, nil and 44,853,801 for the year ended December 31, 2021, respectively.

26. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2019	2020	2021
Cost of sales	—	1,515	26,713
Research and development expenses	—	60,789	741,793
Selling, general and administrative expenses	—	80,491	332,850
Total	—	142,795	1,101,356

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Share-based Compensation (Continued)

(a)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options of the Group to its employees, directors and consultants. As of December 31, 2021, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

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

These awards have a service condition and a performance condition related to an IPO. For share options granted with performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable. As a result, the cumulative share-based compensation expenses for these options that have satisfied the service condition were recorded upon the completion of the US IPO in the third quarter of 2020. The Group recognized the share options of the Company granted to the employees using graded-vesting method over the vesting term of the awards, net of estimated forfeitures.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2021, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Group began to grant share options and RSUs from 2021 under 2020 Plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service condition. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested upon the end of the calendar year in which the awards were granted.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Share-based Compensation (Continued)

The following table summarizes activities of the Company’s share options and RSUs under the 2019 Plan and 2020 Plan for the years ended December 31, 2019, 2020 and 2021:

			Weighted
	Number of	Weighted	Average	Aggregate
	Options	Average	Remaining	Intrinsic
	and Shares	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2018	51,640,000	0.10	7.57	41,312
Granted	3,430,000	0.10
Forfeited	(310,000)	0.10
Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926
Granted	4,224,000	0.10
Forfeited	(2,070,000)	0.10
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	36,996,286	0.10
Exercised	(6,404,416)	0.10
Forfeited	(4,106,000)	0.10
Outstanding as of December 31, 2021	83,399,870	0.10	7.66	1,330,228

Vested and expected to vest as of December 31, 2020	55,413,520	0.10	5.90	793,245
Exercisable as of December 31, 2020	40,410,000	0.10	5.34	578,469
Vested and expected to vest as of December 31, 2021	79,915,157	0.10	6.60	1,274,647
Exercisable as of December 31, 2021	40,251,584	0.10	4.55	642,013

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options and RSUs granted under the Company’s 2019 Plan and 2020 Plan for the years ended December 31, 2019, 2020 and 2021 was US$0.99, US$1.71 and US$15.78, respectively, computed using the binomial option pricing model.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Share-based Compensation (Continued)

The fair value of each option granted under the Company’s 2019 Plan and 2020 Plan for the years ended December 31, 2019, 2020 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2019	2020	2021
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	0.90 - 1.45	1.35 - 1.90	14.42-17.35
Risk‑free interest rate	1.98% - 3.17%	0.69% - 1.92%	0.93% - 1.48%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	47% - 48%	45% - 46%	47% - 48%

The risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2021, there were US$250,946 of unrecognized compensation expenses related to the share options and RSUs granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 4.28 years and may be adjusted for future changes in forfeitures.

(b)	2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the “2021 Plan”), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company’s founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group’s vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the ”Award Shares”) under the same plan, all of which will immediately become vested upon grant on May 5, 2021. Mr. Li Xiang has agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are subject to certain performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Share-based Compensation (Continued)

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company’s listng on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx’s requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares,(a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of December 31, 2021, the Group did not recognized any compensation expenses for shares granted to Mr. Li Xiang, because the Group considers it is not probable that the performance-based vesting conditions will be satisfied as of December 31, 2021. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of December 31, 2021.

The following table summarizes activities of the Company’s performance-based restricted shares under the 2021 Plan for the year ended December 31, 2021:

	Number of	Weighted	Weighted Average
	Shares	Average Exercise	Remaining	Aggregate
	Granted	Price	Contractual Life	Intrinsic Value
		US$	In Years	US$
December 31, 2020	—	—	—	—
Granted	108,557,400	14.63
December 31, 2021	108,557,400	14.63	9.19	—

The weighted-average grant date fair value for restricted shares granted under the Company’s 2021 Plan for the year ended December 31, 2021 was US$4.96, computed using the binomial pricing model.

The fair value of the restricted shares granted under the Company’s 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended December 31,
2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Taxation

(a)Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

(b)Income taxes

Cayman Islands

The Company was incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a “high and new technology enterprise” under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25%.

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

According to relevant laws and regulations promulgated by the State Administration of Tax of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax (“WHT”) at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Taxation (Continued)

The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profits of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2020 and 2021, the total amount of undistributed earnings from the Company’s PRC subsidiaries and VIEs that are considered to be permanently reinvested was RMB13,288 and RMB540,906 respectively. As of December 31, 2020 and 2021, determination of the amount of unrecognized deferred tax liability related to the earnings that are indefinitely reinvested is not practical.

The tax years ended December 31, 2017 through 2021 for the Company’s PRC subsidiaries and VIEs remain subject to examination by the PRC tax authorities.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Composition of income tax benefit and income tax expense for the periods presented is as follows:

	For the Year Ended December 31,
	2019	2020	2021
Deferred income tax (benefit)/expense	—	(22,847)	168,643

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense for each of the years presented are as follows:

	For the Year Ended December 31,
	2019	2020	2021
Loss before income tax expense	(2,417,874)	(188,877)	(152,812)
Income tax credit computed at PRC statutory income tax rate of 25%	(604,468)	(47,219)	(38,203)
Tax effect of tax‑exempt entity and preferential tax rate	230,669	30,140	(89,928)
Tax effect of R&D Deduction and others	(121,177)	(144,503)	(314,141)
Non‑deductible expenses	27,031	21,511	318,185
Change in valuation allowance	467,945	117,224	292,730
Income tax (benefit)/ expenses	—	(22,847)	168,643

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Taxation (Continued)

(c)Deferred tax

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

The Group’s deferred tax assets (liabilities) consist of the following components:

	For the Year Ended December 31,
	2019	2020	2021
Deferred tax assets
Net operating loss carryforwards	717,495	1,144,397	1,119,659
Accrued expenses and others	12,545	66,773	228,734
Impairment of long-lived assets and allowance for credit losses	73,271	7,694	13,224
Acquisition of Changzhou Manufacturing Base Phase I and Phase II (Note 11)	—	—	11,969
Depreciation and amortization	26,946	16,220	190
Unrealized financing cost	27,520	13,125	—
Unrealized investment loss	29,664	—	—
Total deferred tax assets	887,441	1,248,209	1,373,776
Less: Valuation allowance	(887,441)	(1,004,665)	(1,297,395)
Deferred tax assets, net of valuation allowance	—	243,544	76,381
Deferred tax liabilities
Accelerated tax depreciation and others	—	(215,030)	(195,121)
Fair value change of certain investments	—	(5,667)	(15,087)
Total deferred tax liabilities	—	(220,697)	(210,208)
Deferred tax assets/(liabilities), net	—	22,847	(133,827)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	For the Year Ended December 31,
	2019	2020	2021
Valuation allowance
Balance at beginning of the year	419,496	887,441	1,004,665
Additions	467,945	148,458	395,955
Reversal	—	(31,234)	(103,225)
Balance at ending of the year	887,441	1,004,665	1,297,395

For the year ended December 31, 2021, Wheels Technology and Chongqing Lixiang Automobile had achieved pre-tax profit, and the Group forecasted these two subsidiaries are likely to continue to achieve pre-tax profit in 2022. As a result, the Group made an assessment and considered that the deferred tax assets for these two subsidiaries are more-likely-than-not to be utilized in the future, and therefore concluded that the previously recognized valuation allowance for these two subsidiaries should be reversed in income statement as an income tax benefit (i.e. a credit of income tax expense).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Taxation (Continued)

As of December 31, 2021, the Group had net operating loss carryforwards of approximately RMB5,624,288 mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC, which can be carried forward to offset future taxable income and will expire during the period from 2022 to 2031. As of December 31, 2021, deferred tax assets arose from the net operating loss carryforwards amounting to RMB1,083,508 were provided for full valuation allowance, while the remaining RMB36,151 were expected to be utilized prior to expiration considering future taxable income for respective entities.

Uncertain Tax Position

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.

(d)Consumption tax

Chongqing Lixiang Automobile, as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles and 3% consumption tax rate from August 2021 and is recorded in cost of sales. As of December 31, 2021, the Group paid RMB287,891 comsumption tax and related surcharge.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2020 and 2021.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2020	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	18,850,462	—	18,850,462	—
Equity securities with readily determinable fair value	64,916	64,916	—	—
Total assets	18,915,378	64,916	18,850,462	—

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	19,157,428	—	19,157,428	—
Equity securities with readily determinable fair value	28,452	28,452	—	—
Total assets	19,185,880	28,452	19,157,428	—

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the consolidated statements of comprehensive loss.

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Company classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the consolidated statements of comprehensive loss.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Fair Value Measurement (Continued)

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. Impairment charges of 5,000, nil and nil were recognized for the years ended December 31, 2019, 2020 and 2021, respectively. For equity method investments, no impairment loss was recognized for all years presented. The Group recorded RMB18,066, RMB30,381 and RMB38,163 impairment loss of property, plant and equipment and loss on inventory obsolescence for the years ended December 31, 2019, 2020 and 2021, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, amounts due from related parties, prepayments and other current assets, short-term borrowings, trade and notes payable, amounts due to related parties, accruals and other current liabilities, other non-current assets, other non-current liabilities, and long-term borrowings.

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

Secured borrowing, unsecured corporate loan and convertible debts are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these long-term borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

29. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Capital commitments	2,920,561	2,798,736	121,825	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

29. Commitments and Contingencies (Continued)

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2021 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Purchase obligations	11,798,199	11,798,199	—	—	—

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Company’s acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Company was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Company assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Company did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2020 and 2021. In addition to the indemnification of the Retained Assets and Liabilities the Company obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Company’s acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao (Note 5), and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2020 and 2021.

30. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. (“Beijing Yihang”)	Affiliate
Neolix Technologies Co., Ltd. (“Neolix Technologies”)	Affiliate
Airx (Beijing) Technology Co., Ltd. (“Airx”)	Affiliate
Beijing Judianchuxing Technology Limited (“Beijing Judianchuxing”)	Affiliate
Beijing Sankuai Online Technology Co., Ltd. (“Beijing Sankuai ”)	Controlled by Principal Shareholder
Suzhou Yihang Intelligent Technology Co., Ltd. (“Suzhou Yihang”)	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”)	Affiliate

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Related Party Balances and Transactions (Continued)

The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2019	2020	2021
Purchase materials from Beijing Yihang	6,914	58,361	31,692
Purchase R&D service from Beijing Yihang	25,106	4,368	12,176
Purchase R&D service from Suzhou Yihang	—	—	3,772
Purchase service from Beijing Sankuai	—	—	969
Purchase equipment and installation service from Airx	1,994	—	—
Sales of battery packs and materials to Neolix Technologies	1,943	—	—

The Group had the following significant related party balances:

	As of December 31,
	2020	2021
Due from Neolix Technologies	678	678
Due from Beijing Yihang	—	334
Total	678	1,012

	As of December 31,
	2020	2021
Due to Changzhou Huixiang (See Note 13)	—	30,000
Due to Beijing Yihang	19,183	7,102
Due to Beijing Sankuai	—	330
Due to Airx	23	23
Total	19,206	37,455

31. Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with US GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries.

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

31. Restricted Net Assets (Continued)

As a result of these PRC laws and regulations that require annual appropriations of 10% of net after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company.

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB7,644,467 and RMB11,417,468 as of December 31, 2020 and 2021, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2020 and 2021 and for the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 32.

32. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries and VIEs in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2020 and 2021.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2020	2021
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	1,149,374	14,762,875
Time deposits and short-term investments	14,486,070	7,020,662
Amounts due from subsidiaries of the Group	14,065,341	23,763,053
Prepayments and other current assets	—	10,211
Total current assets	29,700,785	45,556,801
Non-current assets:
Investments in subsidiaries, VIEs and VIEs' subsidiaries	42,754	890,788
Long-term investments	64,916	28,452
Total non-current assets	107,670	919,240
Total assets	29,808,455	46,476,041
LIABILITIES
Current liabilities:
Accruals and other current liabilities	4,858	13,798
Total current liabilities	4,858	13,798
Non-current liabilities:
Long-term borrowings	—	5,397,941
Total non-current liabilities	—	5,397,941
Total liabilities	4,858	5,411,739
SHAREHOLDERS' (DEFICIT)/EQUITY
Class A Ordinary Shares	1,010	1,176
Class B Ordinary Shares	235	235
Treasury shares	—	(89)
Additional paid-in capital	37,289,761	49,390,486
Accumulated other comprehensive loss	(1,005,184)	(1,521,871)
Accumulated deficit	(6,482,225)	(6,805,635)
Total shareholders' equity	29,803,597	41,064,302
Total liabilities and shareholders' equity	29,808,455	46,476,041

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

Operating expenses:
Selling, general and administrative	(5,114)	(9,424)	(27,288)
Research and development	—	—	(852)
Total operating expenses	(5,114)	(9,424)	(28,140)
Loss from operations	(5,114)	(9,424)	(28,140)
Other income/(expense)
Interest expense	(9,332)	—	(21,369)
Interest income	20,505	4,467	10,746
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(2,031,371)	(520,093)	(563,106)
Change in fair value of warrants and derivative liabilities	(426,425)	272,327	—
Investment income, net	14,880	106,823	272,991
Foreign exchange loss	(1,084)	(5,861)	(3,023)
Others, net	(595)	104	10,446
Loss before income tax expense	(2,438,536)	(151,657)	(321,455)
Income tax expense	—	—	—
Net loss	(2,438,536)	(151,657)	(321,455)
Accretion on convertible redeemable preferred shares to redemption value	(743,100)	(651,190)	—
Deemed dividend to preferred shareholders upon extinguishment, net (Note 23)	(217,362)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	117,391	10,862	—
Net loss attributable to ordinary shareholders of Li Auto Inc.	(3,281,607)	(791,985)	(321,455)
Net loss	(2,438,536)	(151,657)	(321,455)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax	2,851	(1,020,728)	(516,687)
Total comprehensive loss, net of tax	(2,435,685)	(1,172,385)	(838,142)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

32. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	26,492	109,961	367,063
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to, and investments in subsidiaries, VIEs and VIEs' subsidiaries	(4,384,396)	(10,006,889)	(10,157,678)
Placement of time deposits	(1,725,148)	—	(298,284)
Redemption of time deposits	1,265,877	463,527	297,654
Placement of short-term investments	(35,157)	(75,367,086)	(173,133,568)
Redemption of short-term investments	—	60,452,428	180,386,757
Net cash used in investing activities	(4,878,824)	(24,458,020)	(2,905,119)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	5,254,333	3,851,034	—
Proceeds from issuance of convertible debts	168,070	—	5,533,238
Proceeds from IPOs and concurrent private placements, net of issuance cost	—	11,034,685	11,004,778
Proceeds from follow-on offering, net of issuance costs	—	9,990,955	—
Proceeds from exercise of share options	—	—	1,139
Proceeds from issuance of ordinary shares	—	—	70
Net cash provided by financing activities	5,422,403	24,876,674	16,539,225
Effects of exchange rate changes on cash and cash equivalents	25,595	(20,248)	(387,668)
Net increase in cash, cash equivalents	595,666	508,367	13,613,501
Cash, cash equivalents at beginning of the year	45,341	641,007	1,149,374
Cash, cash equivalents at end of the year	641,007	1,149,374	14,762,875

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

33. Subsequent Event

In December 2021, one of the Group’s subsidiaries, entered into an agreement to invest a 70% equity interest in a joint venture (another shareholder holding the remaining 30% equity interest) established to design, produce and sell automotive power module and electronics products. In April 2022, this transaction was closed (cash consideration in the amount of RMB210,000) and the Group obtained control over the joint venture. Upon obtaining contol, the Group consolidated the joint venture with a non-controlling interest.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

33. Subsequent Event (Continued)

In March 2022, one of the Group’s subsidiaries, entered into an agreement with Xin Wang Da Eletronic Limited (“Xin Wang Da Eletronic”) to purchase certain series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited, a subsidiary of Xin Wang Da Eletronic. This tranaction (cash consideration in the amount of RMB400,000), resulted in the Group’s approximately 3.2% equity ownership in the Xin Wang Da Electric Vehicle and Battery Limited. The Group accounted for the investment using the measurement alternative, recording the investment at cost, adjusted for subsequent observable price changes and impairments, if any.