Form 20-F
period 2022-12-31
Li Auto Inc.
filed 2023-04-21
CIK 1791706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

1,707,099,212 Class A ordinary shares (excluding the 21,666,682 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒    Yes    ☐    No

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

Large Accelerated filer ☒	Accelerated Filer ☐	Non-Accelerated Filer ☐
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐    Yes    ☐    No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADAS” refers to advanced driver-assistance systems;
●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each of which represents two Class A ordinary shares of our company;
●	“BOM” refers to bill of materials;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, Hong Kong, Macau, and Taiwan;
●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;
●	“CLTC” refers to China Light-Duty Vehicle Test Cycle;
●	“FOTA” refers to firmware over-the-air, a technology that updates vehicle firmware and software remotely through cloud network;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“HPC” refers to high-power charging;
●	“ICE” refers to internal combustion engine;
●	“Li Auto,” “we,” or “our company” refers to Li Auto Inc., a Cayman Islands holding company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “Li Auto Inc.” or “our holding company” only refers to Li Auto Inc.; “our subsidiaries” refers to the entities in which Li Auto Inc. holds direct or indirect equity ownership, and thus consolidates their financial information; for “variable interest entities” or “VIEs,” see stand-alone definition set forth below. Li Auto Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs;
●	“Macao” refers to the Macao Special Administrative Region of the People’s Republic of China;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“Meituan” refers to Meituan, formerly known as Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;
●	“NEDC” refers to New European Driving Cycle;
●	“NEVs” refers to new energy passenger vehicles, primarily including (i) “BEVs,” which refers to battery electric passenger vehicles, (ii) “EREVs,” which refers to extended-range electric passenger vehicles, and (iii) “PHEVs,” which refers to plug-in hybrid electric passenger vehicles;
●	“NOA” refers to navigation on ADAS;
●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;
●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SFC” refers to Securities and Futures Commission of Hong Kong;
●	“SUVs” refers to sport utility vehicles;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States;
●	“VIEs” refers to variable interest entities, which are PRC companies conducting business operations in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries and whose financial information has been consolidated into the consolidated financial statements of Li Auto Inc. under U.S. GAAP for accounting purposes; and “the VIEs” that Li Auto Inc. consolidates under U.S. GAAP include Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information; and
●	“WLTC” refers to Worldwide Harmonized Light Vehicles Test Cycle.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.8972 to US$1.00, which was the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 14, 2023 was RMB6.8690 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

Our Holding Company Structure and Contractual Arrangements with the VIEs and Their Shareholders

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report.

Note:

(1)	Certain other subsidiaries include, among others, Chongqing Lixiang Automobile Co., Ltd., an indirect wholly-owned subsidiary of Leading Ideal HK Limited (Hong Kong).

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 84.6%, 23.3%, and 0% of our total revenues in 2020, 2021, and 2022, respectively. As used in this annual report, “Li Auto,” “we,” or “our company” refers to Li Auto Inc., its subsidiaries, and, in the context of describing the operations conducted through our PRC subsidiaries and the VIEs and consolidated financial information, the VIEs in China, including but not limited to Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information. Investors in the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

A series of contractual agreements, including powers of attorney, business operation agreement, equity pledge agreements, exclusive consultation and service agreements, and equity option agreements, have been entered into by and among our PRC subsidiaries, the VIEs, and their nominee shareholders. Terms contained in each set of these contractual arrangements are substantially similar. As a result of the contractual arrangements, we (i) have the power to direct activities of the VIEs that most significantly affect their economic performance and (ii) receive economic benefits from the VIEs that could be significant to them. Accordingly, Li Auto Inc. is considered the primary beneficiary of the VIEs and their subsidiaries and has consolidated the financial information of these companies in its consolidated financial statements under the U.S. GAAP for accounting purposes. Neither Li Auto Inc. nor its investors have an equity ownership (including foreign direct investment) in, or control through such equity ownership of, the VIEs, and the contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs and their subsidiaries; the nominee shareholders of the VIEs may have potential conflicts of interest with us; and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our Cayman Islands holding company. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, and the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has recently issued statements and carried out regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on offshore offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. It remains uncertain how PRC government authorities will regulate overseas listing and offering in general and whether we will be able to complete filing or obtain any specific regulatory approvals from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or another foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, “Item 3.D. Key Information—Risk Factors—Risks Relating to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our Class A ordinary shares and the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIEs and their subsidiaries in China, including, among others, a Survey and Mapping Qualification Certificate, a Value-Added Telecommunication Business Operating License for Internet Information Service, or ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), an Internet Culture Business Permit, and an Operating License for the Production and Dissemination of Radio and Television Programs. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.”

As of the date of this annual report, in connection with our past issuances of securities to foreign investors, under current PRC laws, regulations, and rules, we, our PRC subsidiaries, and the VIEs (i) are not required to obtain permissions from with the CSRC, (ii) are not required to go through cybersecurity review by the CAC, and (iii) have not received or were not denied such requisite permissions by any PRC authority.

However, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers. In connection with any future capital markets activities overseas, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. To the extent such requirements are or become applicable to us, we cannot assure you that we would be able to comply with them in a timely manner, or at all. Any failure to obtain or delay in obtaining the required approval or completing the required procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares or the ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

Cash and Asset Flows Through Our Organization

Li Auto Inc. is a Cayman Islands holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and the VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, Li Auto Inc.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Li Auto Inc. In addition, our PRC subsidiaries are permitted to pay dividends to Li Auto Inc. only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Furthermore, our PRC subsidiaries and the VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or the SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2020, 2021, and 2022, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB7.6 billion, RMB11.4 billion, and RMB9.5 billion (US$1.4 billion), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, Li Auto Inc. may fund our PRC subsidiaries only through capital contributions or loans and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2020, 2021, and 2022, the outstanding balance of the principal amount of loans by Li Auto Inc. to our intermediate holding companies, subsidiaries and the VIEs was RMB14.1 billion, RMB23.8 billion, and RMB48.0 billion (US$7.0 billion), respectively.

Current PRC regulations permit our PRC subsidiaries, including Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, the VIEs and their PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries and the VIEs and their subsidiaries may also allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if Wheels Technology incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect Wheels Technology’s ability to pay dividends and other distributions to us. Any limitation on the ability of our PRC subsidiaries, including Wheels Technology, to distribute dividends to us or on the ability of the VIEs to make payments to Wheels Technology may restrict our ability to satisfy our liquidity requirements.

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

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the service fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by PRC tax authorities), the VIEs could make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

As of December 31, 2022, the VIEs and its subsidiaries were in the accumulated deficit position, therefore, the VIEs and its subsidiaries did not pay any service fees to Wheels Technology.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidated Statements of Loss Information

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues(1)	—	45,286,816	—	—	—	45,286,816
Inter-company revenues(2)	—	87,741	4,230,418	7,211,082	(11,529,241)	—
Third-party cost	—	(31,814,443)	(147,566)	(4,534,351)	—	(36,496,360)
Inter-company cost	—	(7,693,094)	—	(8,290)	7,701,384	—
Third-party expenses	(36,271)	(7,185,416)	(3,584,812)	(1,638,834)	—	(12,445,333)
Inter-company expenses	—	(3,490,054)	(98,945)	(302)	3,589,301	—
Share of (loss)/income from subsidiaries and VIEs(3)	(2,300,538)	1,070,558	679,612	—	550,368	—
Other income/(expense)	324,597	1,290,985	235,124	(358,394)	3,210	1,495,522
(Loss)/income before income tax expenses	(2,012,212)	(2,446,907)	1,313,831	670,911	315,022	(2,159,355)
Income tax (expense)/benefit	(3)	126,236	(7,927)	8,701	—	127,007
Net (loss)/income	(2,012,215)	(2,320,671)	1,305,904	679,612	315,022	(2,032,348)
Less: Net loss attributable to noncontrolling interests	—	(20,133)	—	—	—	(20,133)
Net (loss)/income attributable to shareholders of Li Auto Inc.	(2,012,215)	(2,300,538)	1,305,904	679,612	315,022	(2,012,215)

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	20,715,104	—	6,294,675	—	27,009,779
Inter-company revenues(2)	—	5,891,611	2,471,182	22,287,788	(30,650,581)	—
Third-party cost	—	(992,755)	(83,709)	(20,171,861)	—	(21,248,325)
Inter-company cost	—	(20,557,830)	—	(5,891,611)	26,449,441	—
Third-party expenses	(28,140)	(2,553,106)	(1,796,341)	(2,401,187)	—	(6,778,774)
Inter-company expenses	—	(3,860,317)	(2,877)	(65,750)	3,928,944	—
Share of (loss)/income from subsidiaries and VIEs(3)	(563,106)	2,811,080	2,273,551	(13)	(4,521,512)	—
Other income/(expense)	269,791	(2,016,893)	504	2,610,121	985	864,508
(Loss)/income before income tax expenses	(321,455)	(563,106)	2,862,310	2,662,162	(4,792,723)	(152,812)
Income tax expense	—	—	(51,230)	(117,413)	—	(168,643)
Net (loss)/income	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)
Net (loss)/income attributable to shareholders of Li Auto Inc.	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	1,455,542	—	8,001,067	—	9,456,609
Inter-company revenues(2)	—	7,877,944	746,071	8,553,798	(17,177,813)	—
Third-party cost	—	(92,933)	(23,751)	(7,790,586)	—	(7,907,270)
Inter-company cost	—	(7,682,609)	—	(7,877,944)	15,560,553	—
Third-party expenses	(9,424)	(374,899)	(475,846)	(1,358,507)	—	(2,218,676)
Inter-company expenses	—	(1,575,267)	—	(25,858)	1,601,125	—
Share of loss from subsidiaries and VIEs(3)	(520,093)	(188,821)	(489,716)	(1,179)	1,199,809	—
Other income	377,860	59,771	340	40,309	2,180	480,460
Loss before income tax expenses	(151,657)	(521,272)	(242,902)	(458,900)	1,185,854	(188,877)
Income tax benefit/(expense)	—	—	59,156	(36,309)	—	22,847
Net loss from continuing operations	(151,657)	(521,272)	(183,746)	(495,209)	1,185,854	(166,030)
Net income from discontinued operations, net of tax	—	—	—	14,373	—	14,373
Net loss	(151,657)	(521,272)	(183,746)	(480,836)	1,185,854	(151,657)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	—	—	—	—	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	—	—	—	—	10,862
Less: Net loss attributable to noncontrolling interests	—	(1,179)	—	(5,075)	6,254	—
Net loss attributable to shareholders of Li Auto Inc.	(791,985)	(520,093)	(183,746)	(475,761)	1,179,600	(791,985)

Condensed Consolidated Balance Sheet Information

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	974,224	18,971,899	2,238	18,529,655	—	38,478,016
Restricted cash	—	962,796	—	977,346	—	1,940,142
Time deposits and short-term investments	2,195,952	7,491,111	—	8,344,332	—	18,031,395
Trade receivable	—	48,381	—	—	—	48,381
Amounts due from the Group companies(5)	47,993,884	61,113,464	8,058,719	37,885,882	(155,051,949)	—
Inventories(4)	—	6,804,439	—	254	—	6,804,693
Prepayments and other current assets	3,132	1,492,750	25,818	168,160	—	1,689,860
Investments in subsidiaries(3)	—	7,128,624	—	—	(7,128,624)	—
Investments in VIEs and VIEs’ subsidiaries(3)	—	—	3,827,028	—	(3,827,028)	—
Long-term investments	12,968	1,179,908	149,076	142,539	—	1,484,491
Property, plant and equipment, net(4)	18	10,918,971	120,001	101,577	47,331	11,187,898
Operating lease right-of-use assets, net	—	2,808,503	37,297	693,111	—	3,538,911
Intangible assets, net(4)	—	363,510	290,654	740,570	(562,114)	832,620
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets, non-current	—	74,767	—	—	—	74,767
Other non-current assets	—	1,760,306	77,020	583,967	—	2,421,293
Total assets	51,180,178	121,124,913	12,587,851	68,167,393	(166,522,384)	86,537,951

Short-term borrowings	6,965	383,785	—	—	—	390,750
Trade and notes payable	—	18,652,642	48,491	1,323,196	—	20,024,329
Amounts due to the Group companies(5)	—	91,130,858	4,644,571	60,539,514	(156,314,943)	—
Amounts due to related parties	—	1,309	5,858	23	—	7,190
Deferred revenue, current	—	569,234	—	—	—	569,234
Operating lease liabilities, current	—	634,383	21,364	40,707	—	696,454
Accruals and other current liabilities	59,533	4,800,392	490,386	334,333	—	5,684,644
Deferred revenue, non-current	—	581,598	—	—	—	581,598
Long-term borrowings	6,254,979	2,475,828	—	500,000	—	9,230,807
Operating lease liabilities, non-current	—	1,194,533	13,161	738,673	—	1,946,367
Deferred tax liabilities, non-current	—	74,830	—	2,979	—	77,809
Other non-current liabilities	—	2,134,692	50	7,720	—	2,142,462
Total liabilities	6,321,477	122,634,084	5,223,881	63,487,145	(156,314,943)	41,351,644
Total shareholders’ equity	44,858,701	(1,509,171)	7,363,970	4,680,248	(10,207,441)	45,186,307
Total liabilities and shareholders’ equity	51,180,178	121,124,913	12,587,851	68,167,393	(166,522,384)	86,537,951

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	totals

	(RMB in thousands)
Cash and cash equivalents	14,762,875	7,778,303	1,246	5,311,800	—	27,854,224
Restricted cash	—	222,899	—	2,415,941	—	2,638,840
Time deposits and short-term investments	7,020,662	4,321,036	—	8,326,541	—	19,668,239
Trade receivable	—	17,137	348	103,056	—	120,541
Amounts due from the Group companies(5)	23,763,053	32,475,611	2,160,737	23,402,104	(81,801,505)	—
Inventories(4)	—	225,739	—	1,396,992	(4,841)	1,617,890
Prepayments and other current assets	10,211	202,098	47,969	220,402	—	480,680
Investments in subsidiaries(3)	890,788	4,082,357	—	—	(4,973,145)	—
Investments in VIEs and VIEs’ subsidiaries(3)	—	—	2,743,171	—	(2,743,171)	—
Long-term investments	28,452	30,000	—	97,854	—	156,306
Property, plant and equipment, net(4)	—	2,059,011	73,871	2,329,507	35,880	4,498,269
Operating lease right-of-use assets, net	—	1,274,429	55,189	731,874	—	2,061,492
Intangible assets, net(4)	—	67,467	897,107	703,274	(916,388)	751,460
Deferred tax assets, non-current	—	11,969	7,927	—	—	19,896
Other non-current assets	—	854,214	19,188	1,107,674	—	1,981,076
Total assets	46,476,041	53,622,270	6,006,753	46,147,019	(90,403,170)	61,848,913

Short-term borrowings	—	5,495	—	31,547	—	37,042
Trade and notes payable	—	782,323	46,546	8,547,181	—	9,376,050
Amounts due to the Group companies(5)	—	48,287,134	1,547,360	31,999,140	(81,833,634)	—
Amounts due to related parties	—	30,000	6,178	1,277	—	37,455
Deferred revenue, current	—	305,092	—	—	—	305,092
Operating lease liabilities, current	—	365,967	26,672	80,606	—	473,245
Accruals and other current liabilities	13,798	1,074,630	275,904	515,036	—	1,879,368
Deferred revenue, non-current	—	380,949	—	8,704	—	389,653
Long-term borrowings	5,397,941	83,505	—	479,453	—	5,960,899
Operating lease liabilities, non-current	—	629,939	20,258	719,628	—	1,369,825
Deferred tax liabilities, non-current	—	—	—	153,723	—	153,723
Other non-current liabilities	—	786,448	1,478	14,333	—	802,259
Total liabilities	5,411,739	52,731,482	1,924,396	42,550,628	(81,833,634)	20,784,611
Total shareholders’ equity	41,064,302	890,788	4,082,357	3,596,391	(8,569,536)	41,064,302
Total liabilities and shareholders’ equity	46,476,041	53,622,270	6,006,753	46,147,019	(90,403,170)	61,848,913

Condensed Consolidated Cash Flow Information

	For the Year Ended December 31, 2022
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	(70)	(2,884,657)	50,319	2,834,408	—	—
Net cash provided by/(used in) other transactions	450,587	20,590,505	(2,738,637)	(10,922,189)	—	7,380,266
Net cash provided by/ (used in) operating activities	450,517	17,705,848	(2,688,318)	(8,087,781)	—	7,380,266
Inter-company loan financing to group companies(7)	(23,397,234)	(23,424,257)	—	—	46,821,491	—
Other investing activities with external entities	5,426,871	(7,324,717)	(317,321)	(2,149,494)	—	(4,364,661)
Net cash used in investing activities	(17,970,363)	(30,748,974)	(317,321)	(2,149,494)	46,821,491	(4,364,661)
Inter-company loan financing from group companies(7)	—	23,397,234	3,006,631	20,417,626	(46,821,491)	—
Other financing activities with external entities	2,789,778	1,250,737	—	1,598,877	—	5,639,392
Net cash provided by financing activities	2,789,778	24,647,971	3,006,631	22,016,503	(46,821,491)	5,639,392

	For the Year Ended December 31, 2021
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	—	(8,365,873)	1,024,591	7,341,282	—	—
Net cash provided by/(used in) other transactions	367,063	18,198,999	(1,532,536)	(8,693,141)	—	8,340,385
Net cash provided by/ (used in) operating activities	367,063	9,833,126	(507,945)	(1,351,859)	—	8,340,385
Inter-company loan financing to group companies(7)	(10,157,678)	(15,423,324)	—	—	25,581,002	—
Other investing activities with external entities	7,252,559	(2,797,315)	(71,443)	(8,641,045)	—	(4,257,244)
Net cash used in investing activities	(2,905,119)	(18,220,639)	(71,443)	(8,641,045)	25,581,002	(4,257,244)
Inter-company loan financing from group companies(7)	—	10,157,678	564,358	14,858,966	(25,581,002)	—
Other financing activities with external entities	16,539,225	89,000	—	81,308	—	16,709,533
Net cash provided by financing activities	16,539,225	10,246,678	564,358	14,940,274	(25,581,002)	16,709,533

	For the Year Ended December 31, 2020
			Primary	VIEs and
	Li Auto	Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Inc.	Subsidiaries	of VIEs	subsidiaries	adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	—	(2,813,046)	618,704	2,194,342	—	—
Net cash provided by/(used in) other transactions	109,961	2,111,172	(427,398)	1,346,069	—	3,139,804
Net cash provided by/ (used in) operating activities	109,961	(701,874)	191,306	3,540,411	—	3,139,804
Inter-company loan financing to group companies(7)	(10,006,889)	(602,462)	(701,169)	—	11,310,520	—
Other investing activities with external entities	(14,451,131)	(2,550,950)	(69,662)	(1,665,982)	—	(18,737,725)
Net cash used in by investing activities	(24,458,020)	(3,153,412)	(770,831)	(1,665,982)	11,310,520	(18,737,725)
Inter-company loan financing from group companies(7)	—	10,006,889	508,336	795,295	(11,310,520)	—
Other financing activities with external entities	24,876,674	(21,277)	—	(144,700)	—	24,710,697
Net cash provided by financing activities	24,876,674	9,985,612	508,336	650,595	(11,310,520)	24,710,697

Notes:

(1)	Third-party revenues were solely generated from sales of vehicles to customers by certain of the VIE subsidiaries before the 2021 Reorganization. No third-party revenues were generated by the VIEs in 2022 as these same VIE subsidiaries have become equity owned/controlled subsidiaries after the 2021 Reorganization.
(2)	It represents the elimination of the inter-company technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets.
(3)	It represents the elimination of the investment in VIEs and our subsidiaries by the Parent.
(4)	It represents the elimination of the unrealized profit from inter-company sales of vehicles and inter-company transfer of assets.
(5)	It represents the elimination of intercompany balances among parent, VIEs and our subsidiaries. As of December 31, 2020, 2021, and 2022, there were no balances for management fees charged to VIEs. The amounts due from group companies represent the funds provided by the consolidated VIEs to the WFOEs and the operating receivables resulting from the provision of goods and services to WFOEs. The amounts due to group companies represent the funds provided by group companies to the consolidated VIEs and the operating payables resulting from the technical service fees charged by WFOEs.
(6)	For the years ended December 31, 2020, 2021, and 2022, cash paid by subsidiaries to VIEs for technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets were RMB2.2 billion, RMB7.3 billion, and RMB2.8 billion, respectively. For the years ended December 31, 2020, 2021, and 2022, no management fees were paid by VIEs to Wheels Technology as each of the VIEs was in an accumulated deficit as of December 31, 2022 (pursuant to each management fee arrangement with the VIEs).
(7)	For the years ended December 31, 2020, 2021, and 2022, inter-company loan financing paid by subsidiaries to VIEs were RMB795.3 million, RMB14.9 billion, and RMB20.4 billion, respectively.

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2020, 2021, and 2022 and the selected consolidated balance sheet data as of December 31, 2021 and 2022 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018, 2019, and 2020 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of comprehensive loss data for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Loss Data:
Revenues:
—Vehicle sales	—	280,967	9,282,703	26,128,469	44,106,434	6,394,832
—Other sales and services	—	3,400	173,906	881,310	1,180,382	171,139
Total revenues	—	284,367	9,456,609	27,009,779	45,286,816	6,565,971
Cost of sales(1):
—Vehicle sales	—	(279,555)	(7,763,628)	(20,755,578)	(35,688,343)	(5,174,323)
—Other sales and services	—	(4,907)	(143,642)	(492,747)	(808,017)	(117,151)
Total cost of sales	—	(284,462)	(7,907,270)	(21,248,325)	(36,496,360)	(5,291,474)
Gross (loss)/profit	—	(95)	1,549,339	5,761,454	8,790,456	1,274,497
Operating expenses:
—Research and development(1)	(793,717)	(1,169,140)	(1,099,857)	(3,286,389)	(6,780,032)	(983,012)
—Selling, general and administrative(1)	(337,200)	(689,379)	(1,118,819)	(3,492,385)	(5,665,301)	(821,391)
Total operating expenses	(1,130,917)	(1,858,519)	(2,218,676)	(6,778,774)	(12,445,333)	(1,804,403)
Loss from operations	(1,130,917)	(1,858,614)	(669,337)	(1,017,320)	(3,654,877)	(529,906)
Other (expense)/income	(34,379)	(559,260)	480,460	864,508	1,495,522	216,830
Loss before income tax expense	(1,165,296)	(2,417,874)	(188,877)	(152,812)	(2,159,355)	(313,076)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(321,455)	(2,032,348)	(294,662)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(1,849,638)	(3,281,607)	(791,985)	(321,455)	(2,012,215)	(291,743)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	255,000,000	255,000,000	870,003,278	1,853,320,448	1,941,230,998	1,941,230,998
Net loss per share attributable to ordinary shareholders
Basic and diluted	(7.25)	(12.87)	(0.91)	(0.17)	(1.04)	(0.15)
Net loss	(1,532,318)	(2,438,536)	(151,657)	(321,455)	(2,032,348)	(294,662)
Total other comprehensive income/(loss), net of tax	12,954	2,851	(1,020,728)	(516,687)	1,327,761	192,507
Total comprehensive loss, net of tax	(1,519,364)	(2,435,685)	(1,172,385)	(838,142)	(704,587)	(102,155)
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,836,684)	(3,278,756)	(1,812,713)	(838,142)	(684,454)	(99,236)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	—	1,515	26,713	44,845	6,502
Research and development expenses	—	—	60,789	741,793	1,333,710	193,370
Selling, general and administrative expenses	—	—	80,491	332,850	674,610	97,809
Total	—	—	142,795	1,101,356	2,053,165	297,681

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	70,192	1,296,215	8,938,341	27,854,224	38,478,016	5,578,788
Restricted cash	25,000	140,027	1,234,178	2,638,840	1,940,142	281,294
Time deposits and short-term investments	859,913	2,272,653	19,701,382	19,668,239	18,031,395	2,614,307
Total assets	5,780,940	9,513,422	36,373,276	61,848,913	86,537,951	12,546,825
Total liabilities	2,977,676	4,932,291	6,569,679	20,784,611	41,351,644	5,995,426
Total mezzanine equity	5,199,039	10,255,662	—	—	—	—
Total shareholders’ (deficit)/equity	(2,395,775)	(5,674,531)	29,803,597	41,064,302	45,186,307	6,551,399
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	5,780,940	9,513,422	36,373,276	61,848,913	86,537,951	12,546,825

The following table sets forth our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(1,346,805)	(1,793,710)	3,139,804	8,340,385	7,380,266	1,070,038
Net cash used in investing activities	(191,512)	(2,574,836)	(18,737,725)	(4,257,244)	(4,364,661)	(632,816)
Net cash provided by financing activities	1,108,658	5,655,690	24,710,697	16,709,533	5,639,392	817,635
Effects of exchange rate changes on cash and cash equivalents and restricted cash	3,299	53,722	(376,646)	(472,129)	1,270,097	184,146
Net (decrease)/increase in cash, cash equivalents and restricted cash	(426,360)	1,340,866	8,736,130	20,320,545	9,925,094	1,439,003
Cash, cash equivalents and restricted cash at the beginning of the year	521,883	95,523	1,436,389	10,172,519	30,493,064	4,421,079
Cash, cash equivalents and restricted cash at the end of the year	95,523	1,436,389	10,172,519	30,493,064	40,418,158	5,860,082

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risks Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history and face significant challenges as a new entrant into our industry.
●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.
●	We currently and in the foreseeable future depend on revenues generated from a limited number of vehicle models.
●	We are subject to risks associated with EREVs.
●	We had negative net cash flows from operations in the past and have not been profitable, which may continue in the future.
●	Our vehicles may not perform in line with user expectations and may contain defects.
●	We may not be successful in the highly competitive China automotive market.
●	Our research and development efforts may not yield the results as expected.
●	We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business and results of operations.
●	Uncertainties with respect to the PRC legal system could adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.
●	Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.
●	We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to our ADSs and Class A Ordinary Shares

●	The trading price of our Class A ordinary shares or ADSs has been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Risks Relating to Our Business and Industry

We have a limited operating history and face significant challenges as a new entrant into our industry.

We were founded in 2015, started volume production of our first vehicle model in November 2019, and delivered over 257,334 vehicles as of December 31, 2022. There is limited historical basis for making judgments on the demand for our vehicles or our ability to develop, manufacture, and deliver vehicles, or our profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business, particularly when we introduce all new models or adopt technologies where we have less experience, such as BEVs or BEV technologies. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into our industry, including with respect to our ability to continually advance our NEV technologies such as EREV and HPC BEV technologies, develop and manufacture safe, reliable, and quality vehicles that appeal to users, achieve vehicle delivery and servicing in a large volume, turn profitable, build a well-recognized and respected brand cost-effectively, expand our vehicle lineup, navigate the evolving regulatory environment, improve and maintain our operating efficiency, manage supply chain effectively, adapt to changing market conditions, including technological developments and changes in competitive landscape, and manage our growth effectively. We may adjust our strategies and plans from time to time to remain competitive as a new entrant into our industry. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to users. Our vehicles are produced in our own manufacturing bases, and the production volume can be increased with our increased efficiency and technological capabilities. However, our production capacity may not be sufficient to meet the future demand of our vehicles. To date we have limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

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

Historically, automakers are expected to periodically introduce new and improved models to stay abreast of the market. To remain competitive, we may be required to introduce new vehicle models and perform facelifts on existing vehicle models earlier or more frequently than is originally planned. We cannot assure you that facelifts on our existing models or any future models we launch will appeal to the users as we expect or that any introduction of new models or facelifts will not affect the sales of existing models.

Furthermore, we rely mostly on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. To the extent our suppliers experience any difficulties in providing us with or developing necessary components, we could experience delays in delivering vehicles. Any delay in the development, manufacturing, and delivery of our existing or future models, or in performing facelifts to existing models, could subject us to user complaints and materially and adversely affect our reputation, demand for our vehicles, and our growth prospects. Any of the foregoing could materially and adversely affect our business, financial condition, and results of operations.

We currently and in the foreseeable future depend on revenues generated from a limited number of vehicle models.

Although we already have established a multi-model product line, we currently and in the foreseeable future depend substantially on the sales and success of a limited number of vehicle models. Our current product line comprises large and full-size SUVs with similar exterior designs, which may not appeal to certain consumers. To the extent our product variety, design, and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a limited number of vehicle models, to the extent a particular model, such as our planned HPC BEV model, is not timely launched or well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

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

In addition, our current pricing model may not be as effective as intended. While we are providing more personalized configurations in our recent vehicle models, we generally provide premium and technology features that are typically offered as costly add-ons by our competitors as standard in our vehicles to save users’ time and money while alleviating our burden in production, sales, and support. However, we cannot assure you that such endeavors will succeed. Users may prefer more personalized features based on diverse tastes and needs. In addition, our pricing range, which targets the premium segment of the market, could still exceed certain users’ budget significantly. To the extent that we are unable to meet various user needs in promoting current pricing model for our vehicles, our business may be materially and adversely affected.

We are subject to risks associated with EREVs.

EREV technologies are advanced technologies with limited instances of successful commercialization. We cannot assure you that EREVs will continue to be accepted by the market. Moreover, our business and future results of operations will depend on our ability to continue to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other NEV technologies, including BEV technologies, which may reduce the competitive advantages of EREV technology. As technologies evolve, we plan to upgrade or adapt our vehicles and introduce new models with the latest technologies, including EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and user feedback, and respond effectively to technological changes and policy and regulatory developments.

As a pioneer to successfully commercialize EREVs in China, we have limited experience to date in volume production of EREVs. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our existing and future models.

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

We have not been profitable since our inception. We incurred net losses of RMB151.7 million, RMB321.5 million, and RMB2.0 billion (US$294.7 million) in 2020, 2021, and 2022, respectively. Although we had positive net cash flows from operating activities of RMB3.1 billion, RMB8.3 billion, and RMB7.4 billion (US$1.1 billion) in 2020, 2021, and 2022, respectively, we had negative net cash flows from operating activities in prior years. We made capital expenditures of RMB675.2 million, RMB4.0 billion, and RMB5.1 billion (US$743.5 million) in 2020, 2021, and 2022, respectively. The pressure on us to maintain positive cash flow may be exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases and borrowings. We expect to continue to invest in research and development, production ramp-up of our new models, development of our manufacturing bases, and expansion of retail stores, galleries, and delivery and servicing centers to further expand our business. These investments may not result in revenue increase, or at all, and we may have negative net cash flows from operations in the future.

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

Our vehicles may not perform in line with user expectations. Any product defects or any other failure of our vehicles to perform or operate as expected could harm our reputation and result in negative publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand, and significant expenses including warranty and other items that could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our vehicles may contain design and manufacturing defects. The design and manufacturing of our vehicles are complex and could contain latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injuries. Furthermore, our vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. We rely mostly on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. Advanced technologies are inherently complex, and defects and errors may be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. We also have limited control over the effectiveness of our third-party suppliers’ quality control procedures. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles on a timely basis, or at all.

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

The China automotive market is highly competitive. We compete with ICE vehicles and new energy vehicles, including BEVs. Many of our current and potential competitors or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles.

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

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next-generation EREV powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. In 2020, 2021, and 2022, our research and development expenses amounted to RMB1.1 billion, RMB3.3 billion, and RMB6.8 billion (US$983.0 million), respectively. Our research and development expenses accounted for 11.6%, 12.2%, and 15.0% of our total revenues in 2020, 2021, and 2022, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.

We collaborate with various third-party suppliers for sourced parts, including battery cells and semiconductor chips, to build our vehicles. Some of the third-party suppliers are currently our single-source suppliers selected from two or more suppliers that are readily available in the market for these components, and we expect that this may continue for our future vehicles consistent with market practice. We also rely on key raw materials, such as steel and aluminum, sourced from our third-party suppliers. The prices for these raw materials may fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and thus could adversely affect our business, financial condition, and results of operations. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. The supply of our chips had been adversely affected by the COVID-19 pandemic, as it caused disruptions to semiconductor manufacturers and an increase in global demand for personal computers for work-from-home economies. Although the situation has been significantly improved and normalized since January 2023, we still may experience supply chain constraints as China’s automotive industry is undergoing a structural change that is leading to increased demand for advanced components and chips, many of which are used in our vehicles. In addition, the current tension in international trade and politics, including various restrictions related to the Chinese semiconductor industry imposed by the U.S. government, may also adversely affect the supply of our chips. In the past, we adjusted our delivery outlook and may continue to make similar adjustment in the future due to various reasons, such as supply chain constraints or insufficient consumer demand, and such adjustments may have a negative impact on the prices of our Class A ordinary shares and the ADSs.

We do not control our third-party suppliers or their business practices. Accordingly, we cannot assure you that the quality of the components manufactured by them will be consistent and maintained to a high standard. Any defects of or quality issues with these components or any noncompliance incidents associated with these third-party suppliers could result in quality issues with our vehicles and hence compromise our brand image and results of operations. Additionally, we cannot assure you of third-party suppliers’ compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A lack of demonstrated compliance could lead us to seek alternative suppliers, which could increase our costs and results in delayed delivery of our products, product shortages, or other disruptions of our operations.

Furthermore, qualifying alternate third-party suppliers or developing our own replacements for certain highly customized components of our vehicles may be time consuming and costly. Any disruption in the supply of components, whether or not from a single-source supplier, could temporarily disrupt production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us the required material. We cannot assure you that we would be able to successfully retain alternative third-party suppliers or supplies on a timely basis, on acceptable terms, or at all. Changes in business conditions, force majeure, government changes, or other factors beyond our control or anticipation, could also affect our third-party suppliers’ ability to deliver components to us on a timely basis. Moreover, if we experience a significant increase in demand or need to replace our existing third-party suppliers, we cannot assure you that additional supplies will be available when required on terms that are favorable to us, or at all, or that any third-party supplier would allocate sufficient supplies to us in order to meet our requirements or fill our orders in a timely manner. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations, and prospects.

Orders for our vehicles may be canceled by users despite their deposit payment and online confirmation.

Our users may cancel their orders for many reasons out of our control, and we have experienced cancelation of orders in the past. In addition, users may terminate their orders even after they have paid deposits and waited for 24 hours upon which their orders automatically become confirmed orders and the deposits become non-refundable. The potentially long wait from reservation to delivery could also impact user decisions on whether to ultimately make a purchase, due to potential changes in preferences, competitive developments, and other factors. If we encounter delays in the deliveries of our existing or future vehicle models, a significant number of orders may be canceled. As a result, we cannot assure you that orders will not be canceled and will ultimately result in the final purchase, delivery, and sale of the vehicles. Such cancelations could harm our business, brand image, financial condition, results of operations, and prospects.

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

China is currently one of the world’s major automotive markets, and its passenger vehicle sales volume reached 24.4 million units in 2018. However, since July 2018, China’s automotive industry had experienced negative year-over-year growth in sales volume, and new automobile purchases in China had been declining consecutively until April 2020. COVID-19 also had a significant adverse impact on automobile sales in China. As a result, China’s passenger vehicles sales volume decreased by 9.6% to 21.4 million units in 2019, and further decreased by 6.0% to 20.2 million units in 2020. Although the sales volume bounced back in 2021 and 2022, we cannot predict how the consumer demand for passenger vehicles will develop in the future.

Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China’s automotive industry may be affected by many factors, including the potentially continuing impact of the COVID-19 pandemic, general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition and results of operations could be materially and adversely affected.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles. There are uncertainties about government support for an HPC network, which is essential to our plan to launch HPC BEVs.

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the PRC State Administration for Market Regulation, or the SAMR, and the PRC National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. Our EREVs are equipped with both an ICE-based range extension system and electric motors and are thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, in January 2018, the Beijing municipal government announced that it would only allow BEVs to be considered the NEVs exempt from the license plate restrictions, and EREVs would be treated as ICE vehicles in Beijing for the purposes of obtaining license plates. On December 10, 2018, the National Development and Reform Commission, or the NDRC, promulgated the Provisions on Administration of Investment in Automotive Industry, effective on January 10, 2019, which categorize EREVs as electric vehicles, although its impact on the Beijing municipal government’s license plate policy remained uncertain. Similarly, in February 2021, the local counterpart of the NDRC and other four governmental authorities in Shanghai announced similar arrangements that only BEVs would be considered the NEVs exempt from the license plate restrictions starting from January 1, 2023. As a result, our EREVs sold in Beijing and Shanghai are ineligible to enjoy the exemptions from the license plate restrictions available to the BEVs. There are uncertainties whether the arrangements regarding license plate restrictions will reduce the demand for EREVs in Beijing and Shanghai, which are two of the major markets for our vehicles. Although we are currently not aware of any government plan to adopt similar policies in areas other than Beijing and Shanghai, changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for our existing and future EREVs, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. EREVs enjoy certain favorable government incentives and subsidies, including exemption from vehicle purchase tax, one-time government subsidies, exemption from license plate restrictions in certain cities, exemption from driving restrictions in certain cities, and preferential utility rates for charging facilities. However, China’s central government has implemented a phase-out schedule for the subsidies provided for purchasers of NEVs and the national-level subsidies for NEVs ceased as of the date of this annual report.

We cannot assure you that any further changes in regulatory policies would be favorable to our business. Furthermore, any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally.

Our vehicles sales are also affected by government policies including tariffs on imported cars. According to an announcement by the PRC government, the tariff on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. The restriction on foreign ownership of automakers for NEVs was lifted in 2018. In addition, pursuant to the Special Administrative Measures for Market Access of Foreign Investment (2021), or the 2021 Negative List, which was jointly promulgated by the NDRC and the Ministry of Commerce on December 27, 2021 and effective on January 1, 2022, there is no restriction on foreign ownership of automakers for ICE passenger vehicles. As a result, foreign NEV competitors and foreign ICE automakers could build wholly-owned facilities in China without the need for a domestic joint venture partner. For example, Tesla has completed its construction of a factory in Shanghai without a joint venture partner and has begun operations. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing and manufacturing our vehicles, purchasing land and equipment, constructing our manufacturing bases, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures to expand our retail stores, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material and auto parts procurement costs, expenditures to roll out our HPC network, and selling expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

The global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for our millimeter-wave radar supplier had been severely hampered, and our production and deliveries for the third quarter of 2021 had been adversely affected. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased by us from a single source although we reserve the flexibility to obtain the components from multiple sources. If the suppliers for the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. In addition, rising tensions between the United States and China could also materially and adversely affect the supply of semiconductor chips for our business. See “—The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.” If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

The global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. There has been a looming shortage of battery packs since mid-2020 as a result of an increase in global demand due to increased production of NEVs, rising demand for raw material of battery cells, and the disruption in the supply chain due to the COVID-19 pandemic. Any increase in the price of battery packs, regardless of whether resulting from the foregoing factors, may result in increasing sale price of our vehicles and thus lower demand for our vehicles, which in turn may adversely affect our financial condition and results of operations. Although as of the date of this annual report, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of battery packs, we cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. Our business is dependent on the continued supply of battery packs used in our vehicles. We purchase battery pack from CATL, Sunwoda Electric Vehicle Battery Co., Ltd., and SVOLT Energy Technology Co., Ltd., with which we have developed close partnership for battery packs. If any of these battery pack supplies becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from any of these battery pack supplies could disrupt production of our vehicles until such time as we find an alternative supplier. We cannot assure you that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition. In addition, the price of battery packs may also rise at a faster pace in connection with the global supply shortage and the increased prices for the materials used in the battery cells, which may adversely affect our financial condition and results of operations.

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

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand or idle inventory of raw materials for phased-out models, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. We did not recognize any inventory write-downs in 2020 and the inventory write-downs in 2021 were immaterial. We recognized RMB1.1 billion (US$161.2 million) in inventory write-downs and losses on inventory purchase commitments in 2022, mainly due to our phase-out plan of Li ONE, which considers a forecasted decline in future sales and the resulting excess inventory levels. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles and harm our reputation.

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

Developments in new energy technology, such as advanced diesel, ethanol, fuel cells, hydrogen energy, or compressed natural gas, or improvements in the fuel economy of ICEs may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Furthermore, any revolutionary breakthroughs in battery technology, including those that significantly reduce charging time or enhance the range of BEVs on a single charge, may impact the market demand for EREVs. Any failure by us to successfully react to changes in existing technology could materially harm our competitive position and may materially and adversely affect our business, financial condition, and results of operations.

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

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train, and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. To the extent permitted by laws, each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under relevant PRC laws.

Our products and services, including those provided through third parties, may not be generally accepted by our users. If we are unable to provide or arrange satisfactory products or services for our users, our business and reputation may be materially and adversely affected.

We cannot assure you that our products and services or our efforts to engage with our users using both our online and offline channels, will be successful, which could affect our user satisfaction and marketing and hence our revenues. Moreover, we are unable to ensure the availability or quality of our products and services, including those provided by third parties, such as road assistance, vehicle logistics, and automobile financing and insurance. If any of these become unavailable or inadequate, our users’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

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

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. In addition, we may be subject to product liability claims for defective components and parts that are manufactured by our third-party suppliers. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations.

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

All vehicles sold must comply with various standards of the market where the vehicles are sold. Our vehicles must meet or exceed all mandated safety standards in China. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving these standards. Vehicles must pass various tests and undergo a certification process and be affixed with the China Compulsory Certification before receiving delivery from the factory, being sold, or being used in any commercial activity, and such certification is also subject to periodic renewal. Furthermore, the PRC government authorities carry out supervision and scheduled or unscheduled inspection of certified vehicles on a regular basis. In the event that our certification fails to be renewed upon expiry, a certified vehicle has a defect resulting in quality or safety accidents, or consistent failure of certified vehicles to comply with certification requirements is discovered during follow-up inspections, the certification may be suspended or even revoked. With effect from the date of revocation or during suspension of the certification, any vehicle that fails to satisfy the requirements for certification may not continue to be delivered, sold, imported, or used in any commercial activity. Failure by us to satisfy motor vehicle standards would materially and adversely affect our business and results of operations.

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

Our vehicles are currently equipped with Level 2 autonomous driving features realized through ADAS, and we continue to develop autonomous driving technology for our vehicles. For example, we have equipped our self-developed Li AD Max/Pro autonomous driving system on our L-series to enable various safe and intelligent autonomous driving features such as high-way NOA. We rely on third-party suppliers for certain components used in our ADAS, and any defects of or quality issues with those components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles’ level of autonomous driving capabilities through ongoing research and development. Autonomous driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future autonomous driving technology occur, we could be subject to liability, government scrutiny, and further regulation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Autonomous Driving.” Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

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

Our distribution model is not common in the automotive industry today, particularly in China. We own and operate our distribution network through which we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels. Our expansion of our network of retail stores, galleries, and delivery and servicing centers may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from, or filing with, government authorities, and we may not be successful in addressing these challenges.

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

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design, develop, and manufacture our EREVs and new models, build and equip new manufacturing bases to produce such components, open new retail stores, galleries, and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

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

Expansion or conversion of our manufacturing facilities and establishment of new manufacturing facilities may be subject to delays, disruptions, cost overruns, or may not produce expected benefits.

We may expand or convert our existing manufacturing facilities and establish new manufacturing facilities for production ramp-up of our current and future models with better efficiency and technological capabilities. The expansion or conversions could experience delays or other difficulties, and will require significant capital. We may encounter quality, process, or other issues when changing our single-shift production arrangement to a two-shift production arrangement. Moreover, we could encounter similar or additional risks as we establish and develop new manufacturing facilities in the future, in addition to our existing manufacturing facility. Any failure to complete the expansion of our manufacturing facilities on schedule and within budget could adversely affect our financial condition, production capacity, and results of operations.

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

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, and terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities, or substantially change our corporate structure. We may have shareholders’ deficit balance in the future, which may limit our ability to obtain financing and materially and adversely affect our liquidity and financial condition. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The issuance of additional equity or equity-linked securities could dilute our shareholders and our memorandum and articles of association do not contain any anti-dilution provision. The incurrence of indebtedness would result in an increase in debt service obligations and could result in operating and financing covenants that would restrict our operations or our ability to incur additional indebtedness, to pay dividends to our shareholders, to repurchase our share capital, or to make certain acquisitions or investments. Moreover, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events out of our control.

We retain certain information about our users, which may subject us to user concerns or various privacy and consumer protection laws.

We use our vehicles’ electronic systems to log, with necessary permission, certain information about each vehicle’s use in order to aid us in vehicle diagnostics and maintenance and repair, as well as to help us customize and optimize the driving and riding experiences. Our users may object to the use of this data, which may harm our business. Possession and use of our users’ driving behavior and data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of data breach, restrict our use of such information, and hinder our ability to acquire new users or market to existing users. If users allege that we have improperly released or disclosed their sensitive personal information, we could face legal claims and reputational harm. We may incur significant expenses to comply with privacy, consumer protection, and security standards and protocols imposed by laws, regulations, industry standards, or contractual obligations. If third parties improperly obtain and use sensitive personal information of our users, we may be required to expend significant resources to resolve these problems.

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

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures was relatively new, there are substantial uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which took effect on September 1, 2021 and defines critical information infrastructure as any important network facilities or information systems of important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, relevant administration departments of each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the relevant government authorities, which may increase our compliance costs and affect our ability to conduct overseas offerings. If we were regarded as a critical information infrastructure operator by relevant government authorities, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, we may be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resources. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures or clear the cybersecurity review in a timely manner, or at all, if we are required to follow such procedures or are subject to cybersecurity review by the CAC and other relevant PRC regulatory authorities.

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

We provide a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 160,000-kilometer limited warranty for battery packs, electric motors, and electric motor controllers (eight-year or 120,000-kilometer limited warranty for Li ONE), and air springs. We also provide owners of our vehicles free roadside assistance during the warranty coverage 24 hours a day, seven days a week. Our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we only started the volume production of our vehicles in November 2019, our experience with warranty claims regarding our vehicles or with estimating warranty reserves is limited. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

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

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. As of February 28, 2023, awards to purchase an aggregate amount of 59,304,140 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate amount of 51,687,128 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after the relevant grant dates. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the board of directors approved to replace such options with the same number of Class B ordinary shares under the same plan, all of which had become vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans. We refer to these 108,557,400 Class A ordinary shares as the CEO Award Shares.

We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plans will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees.

We may need to defend ourselves against intellectual property right infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our applications and uses of trademarks relating to our design, software, or smart technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

Implementation and enforcement of PRC laws relating to intellectual property have historically been deficient and ineffective. Accordingly, protection of intellectual property rights in mainland China may not be as effective as in Hong Kong, the United States, or other developed countries or regions. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patent, copyright, trademark, and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

As of December 31, 2022, we had 2,028 issued patents and 5,887 pending patent applications in China. We cannot assure you that all our pending patent applications will result in issued patents. Even if our patent applications succeed and we are issued patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

The COVID-19 pandemic that first broke out in 2020 had adversely affected many aspects of our business, including production, supply chain, and sales and delivery. For example, our Changzhou manufacturing base underwent temporary closure in February 2020, our production capacity and operating efficiency were reduced in the first half of 2020 due to insufficient workforce in production, sales, and delivery; our suppliers were unable to timely deliver raw materials, parts and components, or other services; and consumers were reluctant to visit in person our retail stores or delivery and servicing centers due to concerns or fear of spread of COVID-19. Our consolidated results of operations for the first half of 2020 were thus adversely affected. The global spread of COVID-19 pandemic also resulted in global economic distress.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. The extent to which the pandemic affects our results of operations going forward will depend on future developments that are uncertain and unpredictable, including the frequency, duration, and extent of COVID-19 outbreaks, the appearance of new variants with different characteristics, the effectiveness of efforts to contain or treat cases, and future actions that may be taken in response to these developments. We may experience lower demand for our vehicles as domestic consumption falls, and our customers and suppliers may need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations.

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

Our recognition of deferred revenue is subject to future performance obligations. Our deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered vehicles, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, as well as customer loyalty points offered in connection with the purchase of our vehicles. We may have multiple performance obligations identified in one vehicle sales contract and the purchase price for sales of our vehicles and all embedded products and services to a user for which we have received consideration, or an amount of consideration is due, from the user, is recorded as deferred revenue. Due to potential future changes in user preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

Our short-term investments primarily consist of investments in financial instruments with variable interest rates and maturity dates within one year, and our long-term investments primarily consisted of investments in publicly traded companies, privately-held companies, investments in financial instruments with variable interest rates and maturity dates greater than one year, and time deposits with original maturities longer than one year. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term and long-term investments or we will not incur any fair value losses on our short-term and long-term investments in the future. If we incur such fair value losses, our financial condition, results of operations, and prospects may be adversely affected.

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

In addition, we may have to complete certain administrative procedures with the relevant PRC government authorities for strategic alliances and comply with any applicable PRC rules and regulations. For example, the PRC Anti-Monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In June 2022, the SAMR imposed administrative penalties on us for failure to file prior notification of concentrations of undertaking for two of our past transactions even though neither transaction had an effect of excluding or limiting competition, resulting in a RMB400,000 fine for each case. We cannot assure you that we will not be involved in or subject to other investigations, inquiries, claims, or other administrative proceedings or requirements relating to anti-monopoly laws and regulations in the future. Pursuant to the PRC Anti-Monopoly Law, if the anti-monopoly authority determines that a business operator fails to file prior notification of concentrations of undertaking, the business operator may be subject to administrative penalties, including a fine of up to RMB500,000, and in extreme case it may be ordered to terminate or unwind the contemplated transaction, or to dispose of the relevant assets or shares or transfer the relevant business within a specified period. The Anti-Monopoly Law, which was amended in June 2022 and took effect on August 1, 2022, increases the fines for illegal concentration of business operators to no more than 10% of the business operator’s sales revenue in the previous year if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5,000,000 if the concentration of business operator does not have an effect of excluding or limiting competition.

Furthermore, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from relevant government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results that we expect, or may be involved in potential legal risks that negatively affect our business. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

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

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, identified one material weakness in our internal control over financial reporting as of December 31, 2020. The material weakness identified relates to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP to design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and financial reporting requirements set forth by the SEC. Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management had concluded that the material weakness had been remediated and our internal control over financial reporting was effective as of December 31, 2021.

Our management has also concluded that our internal control over financial reporting was effective as of December 31, 2022. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where our vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are working on further improving the efficiency and technological capabilities of our Changzhou manufacturing base. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our Changzhou manufacturing base, which could adversely affect our financial condition and results of operations. In addition, in October 2021, we commenced construction of our Beijing manufacturing base, which is expected to serve as an important manufacturing facility. These investments may result in depreciation costs in the future.

Interruption or failure of our information technology and communications systems could affect our ability to effectively provide our services.

Our Li Auto App, official websites, in-car technology system, and other digitalized sales, service, user relationship, internal information and knowledge management systems depend on the continued operation of our information technology and communications systems. These systems are vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks, or other attempts to harm our systems. Our data centers are also subject to break-ins, sabotage, and intentional acts of vandalism, and to potential disruptions. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. Any problems at our data centers could result in lengthy interruptions in our service. In addition, our products and services are highly technical and complex and may contain errors or vulnerabilities, which could result in interruptions in our services or the failure of our systems.

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

We have direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. We also have business collaborations with government agencies and state-owned affiliated entities. These interactions subject us to an increasing level of compliance-related concerns. We have implemented policies and procedures designed to ensure compliance by us and our directors, officers, employees, representatives, consultants, agents, and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions, and similar laws and regulations. However, our policies and procedures may not be sufficient and our directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which we may be held responsible.

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

The global financial markets experienced significant disruptions in 2008 and the United States, European and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global financial markets are facing new challenges, including the escalation of the European sovereign debt crisis since 2011, the hostilities in Ukraine, the end of quantitative easing, reduction in bond holdings by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, the ongoing trade disputes and tariffs, the impact of COVID-19 outbreak and the related economic policies taken by various governments in the world, ongoing inflationary pressure and interest rate increases in many countries in the world, and a series of bank failures in the United States and Europe in 2023. It is unclear whether these challenges will be contained and what effects they each may have. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted in the past by the central banks and financial authorities of some of the world’s leading economies, including China’s. Economic conditions in China are sensitive to global economic conditions. Recently there have been signs that the rate of China’s economic growth is declining. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence and dramatic changes in business and consumer behaviors. Sales of premium products, such as our vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

The current tensions in international trade and rising political tensions, particularly between the United States and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, we depend on parts and components from suppliers, some of which are overseas. We also may plan to sell our products internationally in the future. In addition, certain of our technologies, such as technologies relating to autonomous driving applications, could be subject to restrictions by the U.S. government in the future. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, there have been heightened tensions in international economic relations, such as the one between the United States and China, but also as a result of the conflict in Ukraine and sanctions on Russia. More recently, the U.S. Department of Commerce published an interim final rule that introduces novel restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These sanctions and export controls could adversely affect us and/or our supply chain, business partners, or customers.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020 and expired in December 2021. It is uncertain whether and when the United States and China will enter into another trade deal in the future.

The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, or the Entity List, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the Entity List.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, tensions in the Taiwan Strait, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government, the executive orders issued by former U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies, and various restrictions related to the Chinese semiconductor industry imposed by the U.S. government. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

As we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs of our products. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a negative impact on our ability to secure the supply of raw materials and key components necessary for our operations. For example, as the Entity List and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

In addition, demand for our vehicles depends to a large extent on general, economic, political, and social conditions in China. The continued international trade and political tensions may have a negative impact on such general, economic, political, and social conditions and accordingly demands for our vehicles, adversely impacting our business, financial condition, and results of operations.

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

Risks Relating to Our Corporate Structure

If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

Li Auto Inc. is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises, or FIEs. Therefore, neither Li Auto Inc. nor our FIEs are currently eligible to apply for the required licenses for providing internet information services or other value-added telecommunication services or conduct other businesses that are restricted or prohibited from foreign-owned companies in China. To comply with applicable PRC laws and regulations, we conduct certain operations in China through the VIEs and their subsidiaries by entering into a series of contractual arrangements with the VIEs in China and their respective shareholders. In particular, Beijing CHJ holds a Surveying and Mapping Qualification Certificate. Beijing Chelixing Information Technology Co., Ltd. a wholly-owned subsidiary of Beijing CHJ, currently holds an ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), an Internet Culture Business Permit, and an Operating License for the Production and Dissemination of Radio and Television Programs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, as of the date of this annual report, (i) the ownership structures of our wholly-owned subsidiary, Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, and the VIEs in China are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) each of the contracts among Wheels Technology, the VIEs, and their respective shareholders governed by PRC laws is valid and binding. However, we have been advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

However, Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in China. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our securities may significantly decline in value, if we are unable to assert our contractual control rights over the assets of the VIEs and their subsidiaries, which did not contribute any revenue in 2022. Our holding company in the Cayman Islands, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In addition, it is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People’s Congress approved the Foreign Investment Law, or the 2019 PRC Foreign Investment Law, on March 15, 2019, which took effect on January 1, 2020. In addition, the State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which took effect on January 1, 2020. There are uncertainties as to how the 2019 PRC Foreign Investment Law and its Implementation Rules would be further interpreted and implemented, if it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.” We cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, on February 17, 2023, the CSRC issued the Overseas Listing Regulations and five supporting guidelines, which are aimed to regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime. Companies in the Chinese mainland that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. At a press conference held for the Overseas Listing Regulations on February 17, 2023, officials from the CSRC clarified that, as for companies seeking overseas offering and listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities which are subject to filing requirements under the Overseas Listing Regulations due to the VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, application, and enforcement, in particular, for companies with VIE structures, and how they will affect our operations in China and our future capital raising activities.

If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses or operating licenses of such entities;
●	shutting down our servers or blocking our website or our mobile application, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and the VIEs;
●	imposing fines, confiscating the income from our PRC subsidiaries or the VIEs, or imposing other requirements with which we or the VIEs may not be able to comply;
●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledge of the VIEs, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIEs; or
●	restricting or prohibiting our use of the proceeds of our offshore offerings to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these or similar occurrences could significantly disrupt our or the VIEs’ business operations or restrict the VIEs from conducting a substantial portion of their business operations, which could materially and adversely affect the business, financial condition, and results of operations of the VIEs and us. If any of these occurrences results in our inability to direct the activities of any of the VIEs that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of the VIEs, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their respective shareholders to conduct a portion of our operations in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” The respective shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. If we had direct ownership of the VIEs, we would be able to exercise our rights as a shareholder to control the VIEs to excise rights of shareholders to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the contractual arrangements, we would rely on legal remedies under PRC laws for breach of contract in the event that the VIEs and their respective shareholders did not perform their obligations under the contracts. These legal remedies may not be as effective as direct ownership in providing us with control over the VIEs.

If the VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in mainland China. However, the legal framework and system in mainland China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as Hong Kong or the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China— Uncertainties with respect to the PRC legal system could adversely affect us.”

Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing CHJ and Xindian Information, the VIEs, their respective shareholders, and Wheels Technology, our wholly-owned PRC subsidiary, each shareholder of Beijing CHJ and Xindian Information agrees to pledge its equity interests in the relevant VIE to our subsidiary to secure Beijing CHJ and Xindian Information’s performance of the relevant VIE’s obligations under the relevant contractual arrangements. The equity interest pledge of shareholders of Beijing CHJ and Xindian Information has been registered with the local branch of the SAMR. The equity interest pledge agreements with the VIEs’ shareholders provide that the pledged equity interest shall constitute continuing security for any and all of the indebtedness, obligations and liabilities under the relevant agreements and the scope of pledge shall not be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%.

If the PRC laws were revised to allow foreign investors to hold over 50% of the equity interests in value-added telecommunications enterprises, we might be unable to unwind our contractual arrangements with the VIEs, or if we attempt to unwind the contractual arrangements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

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

The registered shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The registered shareholders of Beijing CHJ and Xindian Information, the VIEs, may have potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in the VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. For individual shareholders who are also our directors, we rely on them to abide by the laws of the Cayman Islands and China, which provide that directors owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. There is currently no specific and clear guidance under PRC laws that addresses any conflict between PRC laws and laws of Cayman Islands in respect of any conflict relating to corporate governance. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the relevant VIEs and the validity or enforceability of our contractual arrangements with the relevant entity and its shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the relevant VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the relevant VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the relevant VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Wheels Technology’s tax expenses. In addition, if Wheels Technology requests the shareholders of the VIEs to transfer their equity interest in the VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject Wheels Technology to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the VIEs’ tax liabilities increase or they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material to the operation of our business if either of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, these entities may in the future hold certain assets that are material to the operation of our business. If either of the VIEs goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of the VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Doing Business in China

Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business, financial condition, and results of operations.

We expect that substantially all of our revenues will be derived in China and substantially all of our operations, including all of our manufacturing, are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business. Therefore, investors of our company and our business face potential uncertainty from the PRC government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the historical slowdowns of the growth of the PRC economy from time to time, including those resulting from the COVID-19 pandemic. Any adverse changes in the economic conditions in China, in the policies of the PRC government, or in the PRC laws and regulations could have a material adverse effect on the overall economic growth of China. Any prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our services and solutions, and adversely affect our competitive position.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. The PRC legal system is evolving rapidly, and the interpretation of many laws, regulations, and rules may contain inconsistencies and enforcement of these laws, regulations, and rules involves uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we enjoy. These uncertainties may impede our ability to enforce the contracts that we have entered into and could materially and adversely affect our business, financial condition, and results of operations. Furthermore, the PRC legal system is based, in part, on government policies and internal rules, some of which are not published in a timely manner, or at all, but which may have retroactive effect. As a result, we may not always be aware of any potential violation of these policies and rules. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations and government policies. The PRC government has significant oversight and discretion over the operation of our business, and it may influence our operations, which could result in a material adverse change in our operation and the value of our Class A ordinary shares or ADSs.

In recent years, the PRC government has indicated an intent to exert more oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, relevant PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the relevant domestic industry regulatory authorities and other regulatory authorities.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which took effect on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market and the Hong Kong Stock Exchange at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, its interpretation, application and enforcement remain unclear and there remains substantial uncertainties as to how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our securities, or to conduct any securities offerings in the future.

It remains uncertain how PRC government authorities will regulate overseas listing in general. If the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

The 2019 PRC Foreign Investment Law specifies that foreign investments shall be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. An FIE would not be allowed to make investments in prohibited industries in the “negative list,” while the FIE must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the value-added telecommunication service industry, in which the VIEs and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is subject to the foreign investment restrictions set forth in the currently effective negative list. Moreover, the 2019 PRC Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment, and any of our business operation would fall in the “negative list,” and if the interpretation and implementation of the 2019 PRC Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the 2019 PRC Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the 2019 PRC Foreign Investment Law made by the relevant governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance and business operations in any aspect.

We may be adversely affected by the complexity, uncertainties, and changes in PRC regulations on automotive and internet-related businesses and companies.

We operate in highly regulated industries. In particular, automobile manufacturing is subject to extensive regulations in China. See “Regulations on Manufacturing of New Energy Passenger Vehicles,” “Regulations on Compulsory Product Certification,” “Regulations on Automobile Sales,” and “Regulations on the Recall of Defective Automobiles” under “Item 4. Information on the Company—B. Business Overview—Regulations.” Several PRC government authorities, such as the SAMR, the NDRC, the MIIT, and the Ministry of Commerce, oversee different aspects of our operations, including but not limited to:

●	assessment of vehicle manufacturing enterprises;
●	production capacity at our manufacturing facilities;
●	market admission of NEVs;
●	compulsory product certification;
●	direct sales model and sales activities;
●	product liabilities;
●	vehicle maintenance and repair; and
●	environmental protection system; and work safety and occupational health requirements.

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the interpretation of these regulations may change and new regulations may come into effect, which could disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, which was promulgated by the MIIT in January 2017 and amended in July 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time based on the development of the NEV industry and relevant standards. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Our direct sales model is relatively new and uncommon in the automotive industry, and we cannot assure you that this model will not be subject to further regulations. We are also required to complete filings with the local government authorities in connection with providing vehicle maintenance and repair services. As we are expanding our sales and distribution network and setting up additional retail stores, servicing centers, and Li Auto-authorized body and paint shops in China, we cannot assure you that we will be able to complete such filings in a timely manner, or at all. If any of our current or future sales subsidiaries or branches or our subsidiaries or branches providing vehicle maintenance and repair services fail to make the necessary filings, such subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines. Furthermore, the NEV industry is relatively new in China, and the regulatory framework to regulate the industry is evolving. As some of the laws, rules, and regulations that we may be subject to were primarily enacted with a view toward application to ICE vehicles, or are relatively new, there are significant uncertainties regarding their interpretation and application with respect to our business. For example, although the Provisions on Administration of Investment in Automotive Industry promulgated by the NDRC on December 10, 2018 has categorized our vehicles as electric vehicles, it remains unclear when our vehicles would be deemed as electric vehicles that exempt from the license plate lottery system for ICE vehicles in Beijing by the local authorities. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all, or that the PRC government will not adopt more stringent regulations, measures, and policies to regulate the NEV industry in the future. Changes in government policies may create uncertainty that could adversely affect our business operations.

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

We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we rely on contractual arrangements with the VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd. currently holds an ICP License and a Value-Added Telecommunication Business Operating License for information service (excluding internet information service). The VIEs and their subsidiaries may be required to obtain additional licenses or permits for certain services carried out by us through our mobile application or to update our exiting licenses or permits. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in our ordinary shares or the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of registered public accounting firms in China in the past made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ordinary shares or the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ordinary shares or the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely registered public accounting firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely registered public accounting firms in mainland China and Hong Kong and we use such an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. As of the date of this annual report, the VIEs had not made appropriations to statutory reserves as our PRC subsidiaries and the VIEs reported accumulated loss. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.” For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. The Confidentiality and Archives Management Provisions, which took effect on March 31, 2023, provides that the investigation and evidence collection relating to the oversea securities offering and listing of PRC domestic companies by the overseas securities regulatory authorities and other relevant authorities must be conducted through a cross-border cooperation mechanism for supervision and administration, and that the PRC domestic companies must obtain prior consent from the CSRC or other relevant authorities before cooperating with such overseas authorities in connection with the relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risks Relating to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owned to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any failure to comply with applicable foreign exchange regulations may subject us to administrative fines or, if serious, criminal penalties, which could materially and adversely affect the value of your investment.

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

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As of the date of this annual report, our founder, Mr. Xiang Li, Mr. Tie Li, and ten other PRC residents known to us that currently hold direct or indirect ownership interests in our company had completed the required initial registrations with SAFE. Mr. Xiang Li and four other officers, directors, or PRC residents are planning to continue to update the registrations with SAFE with respect to the capital of their respective offshore holding vehicles. As a result, we cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, the SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. The Anti-Monopoly Law, which was amended on June 24, 2022 and took effect on August 1, 2022, requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. The Anti-Monopoly Law also increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. In addition, the Anti-Monopoly Law provides that the relevant authorities should investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, on February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Security Review Rules specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant reports and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or STA Circular 9, issued on February 3, 2018 by the STA, which took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” As of December 31, 2022, most of our subsidiaries and the VIEs located in China reported accumulated loss and therefore they had no retained earnings for offshore distribution. We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the relevant tax authority and we may not be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, the VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, the VIEs, and their subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, the VIEs, and their subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, the VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, the VIEs, or their subsidiaries, we or our PRC subsidiaries, the VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

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

Risks Relating to Our Shares and ADSs

The trading price of our Class A ordinary shares or ADSs has been and may be volatile, which could result in substantial losses to investors.

The trading price of our Class A ordinary shares or the ADSs has been volatile since they started to trade on the respective stock exchange, and could fluctuate widely due to factors beyond our control. In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares or the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the global financial crisis and the ensuing economic recessions in many countries have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares or the ADSs. Volatility or a lack of positive performance in our Class A ordinary shares or the ADSs price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

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

Any of these factors may result in large and sudden changes in the volume and price at which our Class A ordinary shares or the ADSs will trade.

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

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or the ADSs may view as beneficial.

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

As of February 28, 2023, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares and 108,557,400 Class A ordinary shares constituting the CEO Award Shares, representing 67.5% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of all CEO Award Shares, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as Hong Kong or the United States. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to Hong Kong or U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong or the United States. Our public shareholders may not be afforded the same protections or information that would be made available to them were they investing in a Hong Kong or United States domestic issuer.

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

We may be the subject of unfavorable allegations made by short seller in the future. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

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

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your voting instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become a registered holder of such shares prior to the record date for the general meeting. Under our fifth amended and restated memorandum and articles of association, an annual general meeting must be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) must be called by not less than 14 days’ notice in writing.

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

We incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting, and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq Global Select Market, impose various requirements on the corporate governance practices of public companies. As we are no longer an “emerging growth company” since December 31, 2020, we incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. We expect these rules and regulations to continue to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we increased the number of independent directors and adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our managerial, operational, and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition, and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China.

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

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ and its subsidiaries through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. Wheels Technology also entered into a series of contractual arrangements with Xindian Information, and its shareholders in April 2019. The contractual arrangements with Beijing CHJ and Xindian Information were subsequently amended and restated, most recently in April 2021. The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to approximately 84.6%, 23.3%, and 0% of our total revenues in 2020, 2021, and 2022, respectively. The revenue contribution of the businesses of the VIEs and their subsidiaries with foreign investment restrictions under PRC laws, being the provision of value-added communication services, radio and television production activities, and operation of commercial internet culture activities, amounted to RMB2.4 thousand, RMB14 thousand, and RMB11.8 thousand (US$1.7 thousand) during 2020, 2021, and 2022, respectively.

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

On April 12, 2021, we completed an offering of US$862.5 million in aggregate principal amount of our 0.25% convertible senior notes due 2028.

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

On June 28, 2022, we announced an at-the-market equity offering program to sell up to an aggregate of US$2 billion of ADSs. As of December 31, 2022, we sold, under the program, 9,431,282 ADSs representing 18,862,564 Class A Shares and raised US$367 million in gross proceeds before deducting underwriting discounts and commissions and offering expenses payable by us.

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is: Create a Mobile Home, Create Happiness (“创造移动的家，创造幸福的家”). Through innovations in product, technology, and business model, we provide families with safe, convenient, and comfortable products and services.

We are a pioneer in successfully commercializing EREVs in China. We started volume production of Li ONE, a six-seat, large premium smart electric SUV, in November 2019 and released the 2021 Li ONE in May 2021. On June 21, 2022, we unveiled Li L9, our six-seat flagship family SUV and the first model of the Li L series, the delivery of which commenced in August 2022. We launched Li L8, a six-seat premium family SUV and a successor to Li ONE, on September 30, 2022, and Li L7, a five-seat flagship family SUV, on February 8, 2023. Both Li L8 and Li L7 are offered in three trims, Air, Pro, and Max. Delivery of Li L8 commenced in November 2022, and delivery of Li L7 commenced in March 2023. We will continue to expand our product portfolio by developing new BEVs and EREVs to target a broader user base. The cumulative deliveries of our vehicles reached 257,334 as of December 31, 2022.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs within a price range of RMB200,000 (US$29,000) to RMB500,000 (US$72,500). With growing purchasing power, Chinese families tend to choose SUVs for daily commutes and weekend family trips. In light of diverse family needs in terms of price range, vehicle size, seat options, and intelligence level, we have developed a series of EREVs to capture these needs. As some of the most competitive SUV models in China, our Li L series have been well positioned to capture the huge growth opportunity of the SUV segment. Li L9 has dominated the monthly full-size SUV sales in China since September 2022, and Li L8 has been a top seller among large SUVs in China following Li ONE’s phenomenal performance since December 2022. We also ranked first in both China’s full-size and large SUV markets for the full year of 2022.

We believe that automotive technologies will continue to evolve, enabling us to create more compelling products for users. We will continue to focus on full-stack self-development of core EREV and BEV technologies in parallel and further elevate the level of intelligence of our vehicles.

●	Our vehicles utilize our proprietary EREV solution, which enables families to enjoy all the benefits of a premium SUV while free from range anxiety. The Li L series are all based on our latest EREV platform equipped with cutting-edge EREV powertrain system. We plan to further develop and optimize the overall performance of our EREV powertrain system.
●	We are investing heavily in the HPC BEV technologies. We focus on developing HPC BEVs, which we believe will deliver superior charging experience. Charging under our planned HPC network will be faster and more accessible. We are developing two platforms, Whale and Shark, for our future HPC BEVs, which we plan to launch starting from late 2023.
●	We are investing significantly in our proprietary autonomous driving technologies to achieve Level 4 autonomous driving in the future. Starting with Li L9, our high-end vehicle models or the Max trims are equipped with necessary hardware compatible with self-developed future Level 4 autonomous driving, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.
●	We are dedicated to applying smart space features to provide premium in-vehicle experience. The Li L series are equipped with smart space systems with flexible choices of smartness, bringing exceptional entertainment experience to passengers. We continue to optimize and innovate the smart features of our vehicles to enhance user experience and satisfaction.

We have digitalized our user interactions and established our own direct sales and servicing network to continually improve operating efficiency. With our integrated online and offline platform, we can achieve higher efficiency in sales and marketing than automakers that rely on third-party dealerships to reach users. In particular, we have developed a data-driven, closed-loop digital platform to manage all user interactions from sales leads to test drives to purchases and even to user reviews, which enables us to significantly reduce user acquisition costs.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own Changzhou manufacturing base, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We have commenced construction of our Beijing manufacturing base to serve as an important manufacturing facility. We have also implemented strict quality control protocols and measurements for selecting and managing our suppliers. Li L9 achieved a G rating under the China Insurance Automotive Safety Index (C-IASI), the highest safety rating, in three out of four evaluation categories—occupant safety, pedestrian safety, and assistance safety, and is the first domestic full-size SUV achieving the G rating in the crash tests of 25% frontal offset impact on both the driver and the passenger sides. In the category of crashworthiness and repair economy, Li L9 received an M rating, one of the top results received by premium vehicles tested by C-IASI since 2017. Li L8 and Li L7 are designed and built under the same safety standards and are designed to achieve comparable top ratings.

Our Vehicles

We design, develop, manufacture, and sell premium smart electric vehicles in China. Our first production vehicle, Li ONE, is a six-seat, large premium electric SUV equipped with a range extension system and advanced smart vehicle solutions. We started volume production of Li ONE in November 2019 in our own Changzhou manufacturing base. We have designed and built our L series on our X platform, which succeeded the EREV platform for Li ONE and is equipped with our next-generation EREV powertrain system, with varying sizes and prices for different user needs and equipped the L series models with our self-developed all-wheel drive range extension system. In June 2022, we launched Li L9, a six-seat full-size flagship family SUV, and began delivery in August 2022. We launched Li L8, a six-seat large premium family SUV, in September 2022, and Li L7, a five-seat large flagship family SUV, in February 2023. Delivery of Li L8 commenced in November 2022, and delivery of Li L7 commenced in March 2023. Our Li L8 and Li L7 models offer Air, Pro, and Max trims. We plan to launch HPC BEV models starting from late 2023.

Li ONE

Li ONE is a large premium smart extended-range electric SUV. It has a 5,030-millimeter length with a 2,935-millimeter wheelbase, offers a combination of long range, high performance, efficient energy consumption, and flexible power supplies. Li ONE has an NEDC range of 1,080 kilometers. Its 40.5-kilowatt hour lithium-ion battery pack is capable of supporting a purely electrically powered range of 188 kilometers.

Li L9

Li L9 is a six-seat full-size flagship family SUV, offering superior space and comfort for family users. Its new-generation all-wheel drive range extension system provides excellent drivability with a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, with a 0 to 100 km/h acceleration of 5.3 seconds. It also features our self-developed autonomous driving system, Li AD Max, and top-notch vehicle safety measures to protect every family passenger. Li L9 is equipped with Li Magic Carpet air suspension, making it available to more families. Its double-wishbone front suspension and five-link rear suspension, working in tandem with smart air springs and a continuous damping control (CDC) system that responds in milliseconds, empower outstanding handling and riding comfort for all users. With the SS Max+ smart space system, Li L9’s innovative five-screen, three-dimensional interactive intelligent cockpit brings a new level of driving and entertainment experience. Li L9 comes standard with over 100 flagship features at a retail price of RMB459,800 (US$66,700).

Li L8

Li L8 is a large SUV and the successor to Li ONE with a premium six-seat interior for family users. With the new-generation all-wheel drive range extension system adopted by all Li L series, Li L8 provides superior driving and riding comfort. It boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers. Equipped with our full-stack self-developed autonomous driving systems and top-notch vehicle safety measures, Li L8 is built to protect every family passenger. Li L8’s innovative smart space system brings a new level of driving and entertainment experience to smart electric vehicles.

Li L8 is available in three trims, Li L8 Air, Li L8 Pro, and Li L8 Max. Li L8 Pro and Li L8 Max both have Li Magic Carpet air suspensions, and are respectively equipped with Li AD Pro and Li AD Max autonomous driving systems as well as SS Pro and SS Max smart space systems, providing users with flexible choices of smartness. Li L8 Air is equipped with our CDC system and comes standard with Li AD Pro and SS Pro. The retail prices for Li L8 Air, Li L8 Pro, and Li L8 Max are RMB339,800 (US$49,300), RMB359,800 (US$52,200), and RMB399,800 (US$58,000), respectively.

Li L7

Li L7 is a five-seat large flagship family SUV featuring an exceptional second-row space, a comfortable interior, and numerous flagship configurations. Supported by our self-developed all-wheel drive range extension system, it boasts a CLTC range of 1,315 kilometers and a WLTC range of 1,100 kilometers, with a 0 to 100 km/h acceleration of 5.3 seconds. With evolving smart space and autonomous driving systems, Li L7 creates an increasingly intelligent home for users’ families.

Li L7 is available in three trims, Li L7 Air, Li L7 Pro, and Li L7 Max. Li L7 Air comes standard with the autonomous driving system Li AD Pro and the smart space system SS Pro and is equipped with a CDC system. Li L7 Pro and Li L7 Max are equipped with Li AD Pro and Li AD Max and SS Pro and SS Max, respectively, and our Li Magic Carpet air suspensions. The retail prices for Li L7 Air, Li L7 Pro, and Li L7 Max are RMB319,800 (US$46,400), RMB339,800 (US$49,300), and RMB379,800 (US$55,100), respectively.

Future Vehicles

In the future, we plan to develop new vehicles with new generations of EREV or BEV powertrain and smart technologies to target an even broader market and launch HPC BEV models and more EREV models in the future. Our concurrent development of both EREV and HPC BEV models benefits from the existing and future development achievements on autonomous driving and smart space technologies, which have been designed with expandability and transferability across models.

Technology

EREV Powertrain

We have developed our proprietary EREV technologies and applied them to our EREV models. An EREV is purely driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. EREVs can replenish energy by slow charging, fast charging, and refueling, thus eliminating range anxiety for users. EREVs offer high-quality driving experience similar to that of BEVs, such as smooth acceleration and NVH performance. The overall energy consumption level of our EREV models is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. Our users also enjoy lower total running costs compared with ICE vehicle owners, including lower aftermarket service costs and energy consumption costs. We believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that our vehicles have a competitive advantage over ICE vehicles in terms of performance, economy, and user experience.

Our EREV powertrain primarily consists of an electric propulsion system and a range extension system. The Li L series are powered by our range extension 2.0 system. Our self-developed 1.5-liter four-cylinder, turbo-charged engine boasts an outstanding thermal efficiency and our self-developed five-in-one drive unit, significantly enhancing the overall NVH performance of the range extension system.

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

●	High C-Rate Battery Pack. We are applying new technologies and processes to the development of high C-rate battery cells with 4C fast charging capability. In addition, we will apply highly integrated lightweight design, high collision safety design, and efficient thermal management design in the high C-rate battery pack.

●	High-Voltage Platform. We plan to design a high-voltage platform utilizing a high power density electric powertrain system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies.
●	Thermal Management System. We plan to adopt advanced sealing and high-pressure resistance design and proprietary control strategies for our thermal management system, which is designed to further address winter heating and mileage problems of NEVs.
●	HPC Network. We are currently developing a high-performance HPC network to achieve a superior charging experience.

Intelligent Systems

We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity. We believe that a smart cabin is a future trend for the automotive industry, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. Our vehicles are equipped with more advanced vehicle intelligent systems compared to comparable models. We self-designed the core software and functions of our interactive systems and procured components from third-party suppliers based on our specifications.

Smart Space

We offer smart space systems in Pro, Max, and Max+ versions. Li L9 is equipped with the SS Max+ system. Our pioneering five-screen three-dimensional interactive mode introduced following the launch of Li L9 elevates the driving and entertainment experience to a new level. Through a combined HUD and interactive safe driving screen, key driving information is projected onto the front windshield, enhancing driving safety by keeping the driver’s sightline on the road. Li L9’s other three screens, including the vehicle’s central control screen, the passenger entertainment screen, and the rear cabin entertainment screen, are 15.7-inch 3K automotive-grade OLED screens, delivering first-class entertainment experiences to the entire family. Li L9’s smart cockpit is supported by a computing platform composed of two Qualcomm Snapdragon automotive-grade 8155 chips, which ensure the smoothness and responsiveness of its five-screen three-dimensional interactions. Li L8 and Li L7 are also equipped with HUDs in their standard configurations, and employ SS Pro and SS Max systems with flexible choices of smartness. The SS Pro system features dual 15.7-inch 3K resolution LCD screens and 19 speakers combined with 7.3.4 surround sound system, offering a supreme sound experience. The SS Max system is powered by two Qualcomm Snapdragon automotive-grade 8155 chips, and boasts three 15.7-inch LCD screens, 21 speakers, 7.3.4 surround sound system and 3D ToF transmitters to deliver the ultimate entertainment experience to passengers.

Our smart in-car voice assistant, Li Xiang Tong Xue (理想同学), has evolved with a new-generation device-cloud integrated architecture. It provides solid support for the in-car deployment of more powerful and complex algorithms. We also have made significant progress in the speech- and vision-related applications of its self-developed algorithms. On the speech side, its innovative MIMO-NET algorithm can accurately isolate different human voices in multiple zones. On the vision side, our self-developed MVS-NET algorithm can realize accurate gesture recognition for all occupants. Combined with innovative gesture wakeup technology, it helps achieve easier interactions through gestures in a more natural way. Enhanced by Li Xiang Tong Xue’s distinctive capabilities and powered by six omni-directional microphones in the Li L series, our full-coverage in-car voice control system provides a comprehensive solution for in-car interaction and extraordinary user experience.

FOTA Upgrades

Our vehicle systems are designed with extendibility through FOTA upgrades, which improve system performance and enable users to access new features. Our FOTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Our FOTA upgrades support concurrent upgrading and driving to provide maximum flexibility to users. Through FOTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, optimize vehicle and system control algorithms, and upgrade autonomous driving system.

Autonomous Driving

We leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions, and prioritize autonomous driving development based on high-frequency scenarios. Our autonomous driving system is currently an enhanced Level 2 autonomous driving solution optimized and adapted based on the complex road conditions in China, comprising an intelligent drive controller, underlying software, perception algorithms, protocol and control algorithms, and application software featuring high-way NOA (which includes on- and off-ramp, automatic adaptive acceleration, and lane change on certain limited access roads), adaptive cruise control, automatic emergency braking, automatic parking assist, forward collision warning, intelligent headlight control, lane change assist, lane departure warning, lane keep assist, and side view assist.

Our Li AD Max autonomous driving system, powered by dual Orin-X chips with 508 TOPS of computing power, enables real-time, efficient processing of fusion signals from high-definition cameras, LiDAR, millimeter wave radar, and ultrasonic sensors. The dual processors provide fallback redundancies for each other, ensuring a more stable operation of the autonomous driving system. We also offer Li AD Pro autonomous driving system powered by the Chinese-made Horizon Robotics Journey 5 chip with 128 TOPS of computing power. Li L9’s Li AD Max system was the first in the automobile industry to adopt the NVIDIA Orin platform to deliver advanced autonomous driving features, including NOA. Li L8’s Li AD Pro system was the first in the automobile industry to adopt Journey 5 chip to deliver NOA. As of December 31, 2022, we delivered a cumulative of approximately 190,000 vehicles with NOA capabilities.

In addition, we have developed our own proprietary autonomous driving data platform to enhance users’ autonomous driving experience. The autonomous driving data platform collects driving data via a “shadow mode” in which the driving decisions and patterns of an actual human driver in various scenarios will be encrypted, without any personally identifiable information in compliance with the relevant data privacy laws and regulations, and uploaded to the cloud database of the autonomous driving data platform where the data will be examined and analyzed via algorithms and data mining to optimize the autonomous driving system.

We are dedicated to delivering superior Level 4 autonomous driving to users. Starting with Li L9, our high-end vehicle models or trims are equipped with necessary hardware compatible with self-developed future Level 4 autonomous driving as a standard configuration, and we will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.In 2022, we adopted a fusion BEV algorithm framework jointly proposed by Tsinghua University, MIT, and us, which can be flexibly deployed with Li AD Max and Li AD Pro’s different hardware combinations. For path planning and tracking control, our self-developed highway NOA prediction algorithm enables comfortable automatic highway NOA lane changes and a smooth acceleration and deceleration experience. We also created the industry’s first AEB function with LiDAR applications on Li AD Max and extended the LiDAR algorithms’ safety scenarios from major traffic participants such as vehicles, cyclists, and pedestrians to irregular obstacles, including special-shaped vehicles, as well as night scenes.

Research and Development

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to intelligent vehicle technologies primarily in our headquarters in Beijing, China. On May 1, 2021, our research and development center in Shanghai, China started its operation. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next-generation powertrain system, high C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of December 31, 2022, we had 4,838 employees engaging in research and development, including automotive design and engineering, intelligent systems, and autonomous driving departments.

Vehicle

Our vehicle research and development team covers all areas of vehicle design, development, and production from concept to completion, including interior and exterior design, body design and engineering, electrical engineering and integration, battery engineering, powertrain technologies, vehicle integration, performance testing, and technology and patent management.

Many of the core members of our vehicle research and development team have industry experience of more than a decade in their respective fields, many of whom come from leading global and domestic automakers.

Intelligent System

Our intelligence system research and development team includes engineers with backgrounds in internet and smart device. They support our multidisciplinary research efforts on intelligence, connectivity, user interface design, and other areas.

Autonomous Driving

We have a dedicated autonomous driving research and development team. We have implemented a comprehensive plan of developing proprietary autonomous driving technologies for our vehicles. Leveraging our capabilities in system development, algorithms, simulation, solutions development, and system integration, we plan to further explore the possibilities of autonomous driving technology and bring more advanced autonomous driving experience to users.

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

As of December 31, 2022, we had 288 retail stores across major cities in China. Users visit a store for vehicle check-up, test-drive, and order placement. We locate our retail stores in selected shopping malls where our targeted users are likely to patronize.

As of December 31, 2022, we had 318 servicing centers and Li Auto-authorized body and paint shops across major cities in China. Servicing centers and Li Auto-authorized body and paint shops perform in-person maintenance and repairs, and are generally located in the suburbs with convenient transportation.

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

While providing purchase, delivery, and servicing experiences, our direct sales and servicing network also allows us to digitalize our user interactions and gain a gateway to user preferences and pain points. In 2022, we focused on upgrading our existing retail stores to support multiple models, continued to expand our sales and servicing network, and enhanced our brand awareness. We will continue to seek new ways to improve our retail distribution through additional locations and innovative sales strategies.

Marketing

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house, which elaborate on our product specifications and technologies. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms such as Douyin. The popularity, efficiency and interactive nature of short-video enable wide reach of our content marketing within a short period of time. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, forms a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at relatively low marketing spending.

Servicing and Warranty

We offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 160,000-kilometer limited warranty for battery packs, electric motors, electric motor controllers (eight-year or 120,000-kilometer limited warranty for Li ONE), and air springs. We also provide owners of our vehicles free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

Owners can have their vehicles serviced either in our servicing centers or Li Auto-authorized body and paint shops. We had a network of 318 servicing centers and Li Auto-authorized body and paint shops covering 223 cities in China as of December 31, 2022.

Value-Added Services

We offer a suite of value-added services to serve our users’ needs and keep them engaged.

To enrich the ownership experiences of our users, we have provided our value-added service program currently priced at RMB999 or RMB1,399 per year. Membership benefits span after-sale services, third-party in-car entertainment services, and life style components. The program currently has four categories of benefits, including paid regular servicing of the vehicle, free vehicle pick-ups and deliveries, unlimited high-speed data plan, and discounts on our service and products offerings. Currently, we also award membership points for successful referrals, which can be used to redeem merchandise in our online store. After we deliver more vehicles, and have a better understanding of our users’ needs, we may continuously add more services into the program.

We also offer certain services embedded within the sale of vehicles, including installation of charging stalls, and vehicle internet connection services.

We cooperate with several financial institutions to facilitate convenient auto finance for our users, whom we do not charge any financing service fees. After users place orders with a deposit for our vehicles, there is a 24-hour wait period, during which the users may apply for refund. After the period ends, our system will automatically open auto finance applications, if needed, for the user to complete the applications for auto finance with financial institutions on our Li Auto App. As the financial institutions review the auto finance applications, our users can track the status of their applications on our Li Auto App or our website.

We work with insurance companies to facilitate our users’ purchase of a variety of auto insurance products.

Manufacturing, Supply Chain, and Quality Control Manufacturing

Manufacturing

We are listed in the catalog of vehicle manufacturers of the MIIT and we currently manufacture our vehicles in our own Changzhou factory. The Changzhou manufacturing base covers an area of 72 hectares and has constructed shop floor space of approximately 180,000 square meters. It consists of four workshops, stamping, welding, painting, and assembly, and an office building. Our production volume can be further expanded with our increased efficiency and technological capabilities.

The production in our factory is highly automated to ensure precision, consistency, and efficiency. We use linear seven-axis robots for our stamping line, which is capable of switching tooling with the press of a button and mixed production of steel and aluminum parts. In the stamping workshop, the high-speed flexible manufacturing line first produces large body panels before fully-automated, quality inspection blue-ray scanning performs 100% of the dimensional inspections on them. In the welding workshop, we achieve 100% automation for all welding spots. In the painting workshop, we use dozens of painting robots that ensure consistency of coatings on the body.

Our fully self-developed production management software, Li MOS, and automated production equipment work together, which significantly improve our operating efficiency. We will implement the Li MOS system in all of our future factories, which will shorten the new factories’ deployment cycle by more than 3 months. We also used vision sensors and algorithms to precisely control the workflow of hardware equipment to realize flexible production and intelligent inspection.

In addition to our existing Changzhou manufacturing base, we are expanding our manufacturing facilities in other areas to meet rising market demand with a more diverse product lineup. In October 2021, we officially commenced construction of our Beijing manufacturing base, which is expected to serve as an important manufacturing facility.

Supply Chain

We take a modularized approach to supply chain management. Alongside close collaboration with supply chain partners for mutual benefits, we continue to actively expand vertically with a keen focus on our in-house development and manufacturing capabilities for core smart electric vehicle components, aiming to achieve a right balance between managing upstream costs and controlling risks. We have developed close partnership with suppliers for key parts and implemented a supplier relationship management system to improve the efficiency of our cooperations. We actively explore additional opportunities to work with first-tier suppliers to ensure supply and develop next-generation technologies.

We are accelerating supply chain development to build resilience against market fluctuations and support our rapidly growing sales. Importantly, we are committed to extending our in-house development and manufacturing capabilities vertically along our supply chain. Through our self-owned manufacturing bases and majority-owned JVs, we are able to self-produce range extenders and expect to produce five-in-one electric drive units that can support our EREV delivery targets. On the BEV side, we have commenced construction of a semiconductor manufacturing base in the high-tech zone of Suzhou, Jiangsu Province in the third quarter of 2022. It will focus on research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of our self-developed 800-volt electric drive system.

Quality Control

Benchmarking the best-in-class practices in the industry, we have developed our own quality management system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

For testing and validation of our vehicles, we have maintained over 2,700 vehicle testing measures for each vehicle before delivery to customers to ensure high quality. We had performed sufficient road tests including enhanced reliability test on proving grounds, vehicle durability test on roads for general users, and various tests of ADAS performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over issues frequently seen in market recalls and confirmed our solutions are adequate.

Environmental, Social and Governance (ESG)

We recognize the importance of contributing to sustainable development for the benefit of our society and environment. With this in mind, we strive to minimize the impact of our operations on the environment and promote sustainability and environmental awareness at all levels of our organization. In response to the national goal of “reaching peak carbon emissions by 2030 and achieving carbon neutrality by 2060,” Li Auto, as a responsible corporate citizen, is keenly aware of its role to fight global climate change challenges and has introduced carbon reduction measures in our operations.

In April 2022, we published our inaugural ESG report. The report outlines our ESG strategies and highlights the outcomes and performance of our ESG management and practice in 2021, underscoring the commitment to being a responsible public company, with our mission: Create a Mobile Home, Create Happiness (“创造移动的家，创造幸福的家”). We have set up the ESG Working Group responsible for setting ESG goals, enhancing communication with stakeholders and identifying ESG-related risks and opportunities. In addition, we have established an internal cross-departmental working group to track and analyze low-carbon regulations and policies at home and abroad, propose relevant measures, and verify their implementation in our operations. In September 2022, we received an “AA” rating from MSCI ESG Research for the second consecutive year, one of the highest MSCI ESG ratings among automakers worldwide. To learn more about our ESG efforts and download the full ESG report in simplified Chinese, traditional Chinese, and English, please visit the ESG section of our investor relations website at https://ir.lixiang.com/esg.

User Privacy and Data Security

During the course of sales, marketing and operation of our vehicles, certain personal information is directly collected by us from users based on the services the users select, and mainly includes name, email address, mobile number, ID number, and other personal information relating to the usage of our vehicles. Our data privacy policy agreed by our users describes our data practices, and we do not use any data for any purpose other than those specified in the data privacy policy with our users. To the extent permitted by relevant Surveying and Mapping Qualification Certificate, we accumulate certain data related to GPS and road conditions in compliance with relevant laws and regulations.

Aside from purchasing certain components, such as chipset and sensors, we are self-developing our autonomous driving system in a full-stack, closed-loop manner and we plan to do so in the foreseeable future. We store in-house all the data accumulated in developing autonomous driving technologies. Our business does involve any cross-border data transfer. In particular, we have adopted and implemented strict internal protocols to ensure the security of map data we collect in the development of autonomous driving technologies in accordance with PRC laws. We do not provide any map data to or share such data with any foreign individuals and entities, or any foreign-invested enterprises established in China. We do not allow any unauthorized person to obtain such map data in the relevant technology tests and road tests. Pursuant to the PRC Law on Guarding State Secrets, the relevant authorities must mark state secrets on all the media that carry information involving state secrets, and if the information does not involve state secrets, it should not be marked as state secrets. When engaging in the aforementioned business, we did not see any state secret marks on the relevant media. To the best of our knowledge, we believe that the data we collect and store, including the map data, does not give rise to any state secret concern in any material respect.

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

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2022, we had 2,028 issued patents and 5,887 pending patent applications, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs in China. As of December 31, 2022, we had 575 registered trademarks, and 655 pending trademark applications in China. As of December 31, 2022, we also held or otherwise had the legal right to use 54 registered copyrights for software and 88 registered domain names, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies.

Vehicle Delivery

The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	December	March	June	September	December	March	June	September	December	March	June	September	December	March
	2019	2020	2020	2020	2020	2021	2021	2021	2021	2022	2022	2022	2022	2023
Li Auto vehicles delivered (1)	973	3,869	10,473	19,133	33,597	46,176	63,751	88,867	124,088	155,804	184,491	211,015	257,334	309,918

Notes:

(1)	Excludes vehicles delivered for testing and other non-sales purposes.

Regulation

Regulations on Manufacturing of New Energy Passenger Vehicles

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

On November 27, 2018, the MIIT issued the Administrative Measures on Admission of Road Motor Vehicle Manufacturing Enterprises and Products, which became effective on June 1, 2019. These measures set out the requirements for admission of road motor vehicle manufacturing enterprise including, among others, possessing the premises, funds and staff corresponding for the manufacturing activities, and possessing product design and development capacity, manufacturing capacity, manufacturing consistency assurance capacity and after-sales service support capacity corresponding to the manufacturing activities. On October 28, 2022, the MIIT published the Administrative Regulations on Admission of Road Motor Vehicle Manufacturing (Draft for Comment) for public comments, which further specifies manufacturers’ obligations in respect of environmental protection, after-sales service, software upgrade, and network and data security, and imposes administrative requirements on the admission of the manufacturing of intelligent connected vehicles, including, among others, (i) manufacturers of intelligent connected vehicles shall be competent for ensuring the network security and data security of vehicle products, and (ii) intelligent connected automotive products shall satisfy relevant standards and technical specifications concerning the expected functional safety, functional safety, network security and data security. In particular, products with the self-driving function must pass the risk testing and evaluation.

Regulations on Compulsory Product Certification

Pursuant to the Administrative Regulations on Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, or the QSIQ (which has been merged into the SAMR), which was recently amended on September 29, 2022 and became effective on November 1, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification that was promulgated by the QSIQ in association with the State Certification and Accreditation Administration Committee on December 3, 2001, the QSIQ is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components cannot be sold, exported, or used in operating activities until they are certified by designated PRC certification authorities as qualified products and granted certification marks.

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

Regulations on Vehicle Maintenance and Repair

Pursuant to the Administrative Provisions on Vehicle Maintenance and Repair promulgated by the Ministry of Transport on June 24, 2005 and most recently amended on August 11, 2021, operators providing vehicle maintenance and repair services shall file with the local road transport authority at the county level for record after completion of the registration with market supervision administration authorities. Where there is any change to the information filed, the operator must update such information with the relevant road transport authority. The vehicle maintenance and repair services are classified into three classes, namely, Class I, Class II or Class III according to its business and service capabilities. Automotive maintenance operator shall conduct the automotive maintenance business in accordance with the national, industrial or local standards for automotive maintenance and the technical information for automotive maintenance published by the automobile manufacturer or importer. In addition, automotive maintenance operators shall publish their charging items, typical number of hours required to perform each service and service rate at their business premises. The administrative authorities in charge of road transportation at the county level or above may order the operator engaging in the automotive maintenance business to rectify if such operator fails to meet the regulatory standards for automotive maintenance formulated by the competent authorities of transportation under the State Council; if the circumstance is serious, the road transportation authority at the county level or above may order such entity or relevant individuals to suspend business for rectification. In addition, if any entity or individual engaging in the automotive maintenance business fails to file as required might be ordered to rectify by the road transportation administration at the county level or above. Failure to rectify may subject such entity or individuals to fines of not less than RMB5,000 but not more than RMB20,000.

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

On November 23, 2020, the SAMR issued the Circular on Further Improving the Regulation of Recall of Automobile with OTA (over-the air) Technology, pursuant to which automobiles manufacturers that provide technical services through OTA are required to complete filing with the SAMR and those who have provided such services through OTA must complete such filing before December 31, 2020. Chongqing Lixiang Automobile Co., Ltd. has completed such filing. In addition, if an automaker uses OTA technology to eliminate defects and recalls their defective products, it must make a recall plan and completes a filing with the SAMR.

On March 29, 2022, the MIIT, the Ministry of Public Security, the Ministry of Transport, the Ministry of Emergency Management and the SAMR jointly issued the Guiding Opinions on Further Strengthening the Construction of Safety System for New Energy Vehicle Enterprises, which proposed to comprehensively enhance the safety capabilities of enterprises in safety management mechanism, product quality, operation monitoring, after-sales service, accident response and handling, as well as network security, improve the safety of new energy vehicles, and promote the high-quality development of the new energy vehicle industry.

On April 15, 2022, the MIIT issued the Circular on the Filing of Online Upgrade of Automobile Software, which became effective on the same day. Pursuant to this circular, a vehicle manufacturer that has obtained the manufacturing admission for road motor vehicles shall complete filings for its automobile products with online software upgrade function (also known as the OTA upgrade function) and its online software upgrade activities. A vehicle manufacturer shall complete filings of its management capabilities, vehicle types and functions, and specific upgrade activities in sequence as required to implement the online software upgrade activities. In particular, the online software upgrade activities can be divided into three categories: (a) for upgrade activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrade activities after filing; (b) for upgrade activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises shall submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other relevant requirements; and (c) for upgrade activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the MIIT.

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

On February 25, 2022, the SAMR, the MIIT, the Ministry of Transport, the Ministry of Emergency Management, and the PRC General Administration of Customs jointly published the Circular on Trial Implementation of Sandbox Supervision System for Automotive Safety. Pursuant to this circular, the sandbox supervision system for automobile safety regulates the frontier technologies such as the perception of environment, intelligent decision-making and coordinated control, and the new functions and models such as the various levels of automatic driving and remote upgrading. Enterprises applying for the sandbox supervision, including suppliers of vehicles, components, internet technologies, data services, network operation, as well as software and systems, shall perform the responsibility for quality safety initiatively, research and evaluate unknown risks with regulatory departments, and maintain necessary testing and emergency management systems. Specifically, enterprises applying for the sandbox regulation with regard to frontier technologies or new functions and models shall go through five stages, including application, evaluation, testing, reporting and exit.

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which became effective on the same day. This circular provides that those who purchase NEVs specified in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT from 2016 to 2020 may obtain subsidies from the PRC government. Pursuant to this circular, a purchaser may purchase an NEV from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such NEV is sold to the purchaser. Li ONE, Li L8 and Li L9 have been added to this catalog by the MIIT and are eligible for such subsidies. The circular also provided a preliminary phase-out schedule for the provision of subsidies.

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

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Improving the Subsidy Policy for the Promotion and Application of New Energy Vehicles, pursuant to which, the original end date of subsidies for NEV purchasers will be extended by two years to the end of 2022 and the national subsidies for NEVs will be reduced in 10% increments each year, commencing from 2020. Only NEVs with an MSRP of RMB300,000 or less before subsidies or equipped with battery swapping module are eligible for such subsidies starting from July 2020, and the selling prices of Li ONE and the Li L series are higher than the threshold. In addition, the circular also limits the number of vehicles eligible for subsidies each year to approximately 2 million. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which became effective on January 1, 2021. Pursuant to this circular, the national subsidies for NEVs would be reduced in 20% increments in 2021 compared with that of 2020. On December 31, 2021, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Subsidy Policies for Promotion and Application of New Energy Vehicles in 2022, which became effective on January 1, 2022. Pursuant to this circular, the national subsidies for NEVs will be further reduced in 30% increments in 2022 compared with that of 2021. The circular also clarifies that the subsidy policy will not be implemented after December 31, 2022, and NEV purchasers will not be eligible for the subsidies if the NEVs they purchase are licensed after December 31, 2022.

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

Pursuant to the Announcement on Continuing the Policies Regarding the Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle jointly issued by the Ministry of Finance, the STA, and the MIIT on September 18, 2022, the exemption of vehicle purchase tax for the NEVs will be further extended to December 31, 2023. Li ONE, Li L7, Li L8 and Li L9 have been added to the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, and the purchasers of such vehicles thus may enjoy the vehicle purchase tax exemption in accordance with these policies.

Non-Imposition of Vehicle and Vessel Tax

Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the STA, and the MIIT on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and STA from time to time. Li ONE, Li L7, Li L8 and Li L9 have been listed in this catalog, and are thus exempt from vehicle and vessel tax.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shanghai, Tianjin, Shenzhen, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs (including EREVs), which makes it easier for NEV purchasers to obtain license plates. For example, in Shanghai, local authorities will issue new license plates to qualified NEV purchasers pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai, without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. However, in Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing. Pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai issued in February 2021, EREVs would not be considered as the NEVs which are exempt from the license plate restrictions starting from January 1, 2023.

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

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Interim Rules on Subsidies for the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing, which became effective on August 4, 2021, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results. Likewise, such subsidies were also implemented in the Implementation Rules on the Subsidies for Construction and Operation of Electronic Vehicles Charging Infrastructures in 2022 in Beijing that took effect on July 28, 2022.

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

On August 25, 2022, the Ministry of Natural Resources issued the Notice on Promoting the Development of Intelligent Connected Vehicles to Maintain the Security of Mapping and Geographic Information, which took effect on the same day. Pursuant to this notice, if an intelligent connected vehicle is equipped with or integrated with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, the collection, storage, transmission and processing of surveying, mapping and geographic information and data, including spatial coordinates, images, point clouds and attribute information of vehicles and surrounding road facilities, service and road testing, should be deemed as the surveying and mapping activities specified in the Surveying and Mapping Law of the PRC. Automobile enterprises, service providers and smart driving software providers that are engaged in relevant data collection, storage, transmission and processing shall obtain the relevant qualification for conducting surveying and mapping services in accordance with applicable laws and regulations or engage an agency with the relevant qualification for conducting surveying and mapping services to carry out the relevant surveying and mapping activities.

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

The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was published by the Ministry of Commerce and NDRC on December 27, 2021 and became effective on January 1, 2022. In addition, in October 2022, the Ministry of Commerce and the NDRC jointly issued the Encouraged Foreign Investment Industry Catalog (2022 Version), which became effective on January 1, 2023. Industries that are not listed in the 2021 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in on-ground mobile surveying, Internet culture businesses (except for music) and radio and television program production businesses under the 2021 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2021 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and amended in September 2008 and February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up foreign investment enterprises, or FIEs and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

In addition, on April 7, 2022, the State Council of the PRC issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for major foreign investors that own equity interest in PRC companies conducting value-added telecommunication business in China in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amended Provisions on Administration of Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of the newly amended regulations.

To comply with PRC laws and regulations, we rely on contractual arrangements with the VIEs to operate value-added telecommunications services and other foreign restriction business in China.

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

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016 and amended on June 14, 2022. Information services providers of mobile internet applications are subject to these provisions, including acquiring relevant qualifications and being responsible for the management of information security.

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

On September 14, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or 5% of the company’s total sales from the previous year.

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

On August 17, 2021, the State Council issued the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which “critical information infrastructures” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, and those that may seriously endanger national security, national economy, and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities should also notify operators identified as the critical information infrastructure operators.

On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), which provides that data processors conducting the following activities should apply for cybersecurity review: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing personal information of over one million users; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.” In addition, the Draft Data Security Regulations also require data processors processing important data or going public to conduct an annual data security assessment by themselves or by entrusting data security service agencies, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Where data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On July 30, 2021, the MIIT released the Opinions on Strengthening the Management of Intelligent Network Automotive Manufacturers and Product Access, pursuant to which intelligent automotive manufacturers are required to strengthen the management of automobile data security, network security, online software upgrade, functional safety, ensure product quality and production consistency, and promote high-quality development of the intelligent internet connection automobile industry. The opinions require intelligent automotive manufacturers to store personal information and important data in China, and security assessment needs to be made in case of cross-border transfer of personal data and important data. It also requires intelligent automotive manufacturers to establish data asset management accounts, implement data classification and hierarchical management, strengthen the protection of personal information and important data, take technical measures for data security protection to ensure that data is continuously in a state of effective protection and legal use, and implement data security risk assessment, data security incident reporting, and other requirements in accordance with the law.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022 the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e. number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

Regulations on Intellectual Property Rights

Patent Law

According to the PRC Patent Law which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and last amended in 2020 the State Intellectual Property Office is responsible for administering patent law in China. The patent administration departments of the provincial, autonomous region, or municipal governments are responsible for administering patent law within their respective jurisdictions. The PRC patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness, and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models, and fifteen years in the case of designs.

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

According to the Administrative Regulation on the Registration of Market Entities, which were promulgated by the State Council on July 27, 2021 and became effective on March 1, 2022, and other laws and regulations governing FIEs and registrations of market entities, the establishment of an FIE and any capital increase and other major changes in an FIE should be registered with the SAMR or its local counterparts and filed via the enterprise registration system.

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

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in an FIE is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts (Revised in 2022), the Statistical Monitoring of Foreign Debt Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of Foreign Debt, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of an FIE cannot exceed the difference between the total investment and the registered capital of the FIE.

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

As of the date of this annual report, our founder, Mr. Xiang Li, Mr. Tie Li and ten other PRC residents known to us that currently hold direct or indirect ownership interests in our company have completed the initial registrations with SAFE as required by SAFE regulations. Mr. Xiang Li and four other officers, directors or PRC residents are planning to update the registrations with respect to the capital of their respective offshore holding vehicles. We cannot assure you that all of our shareholders or beneficial owners that are PRC residents, including the beneficiaries of certain trusts directly or indirectly holding interests in our company, have complied with, and will in the future make, obtain, or update any applicable registrations or approvals required by, SAFE regulations.

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the STA will be solely responsible for collecting social insurance premiums.

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

On July 6, 2021, the General Office of the State Council and Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under the Overseas Listing Regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations.

In addition, pursuant to the Overseas Listing Regulations, enterprises in the Chinese mainland is prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by relevant PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years and there is still no explicit conclusion; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in the Chinese mainland and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings. Pursuant to the Confidentiality and Archives Management Provisions, companies based in the Chinese mainland that offer and list securities in overseas markets shall establish confidentiality and archives system. The “companies based in the Chinese mainland” refer to companies in the Chinese mainland limited by shares which are directly listed in the overseas capital market and the domestic operation entities of an offshore company being indirectly listed in a foreign stock exchange. The companies based in the Chinese mainland shall obtain approval from the relevant authorities and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly disclosing such documents and materials through its offshore listing entity. In addition, the companies based in the Chinese mainland should complete corresponding procedures when (i) providing or publicly disclosing documents and materials which may adversely affect national security and public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly disclosing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant security companies, security service institutions, overseas regulators and individuals. The companies based in the Chinese mainland are also required to provide written statements on the implementation of the aforementioned rules to the relevant securities companies and securities service agencies. If a company based in the Chinese mainland finds that the documents and materials related to state secrets or secrets of the government authorities or other materials which may adversely affect national security and public interest have been leaked or are going to be leaked, it should take remedial measures immediately and report to the relevant authorities.

Anti-Monopoly

The SCNPC promulgated the Anti-Monopoly Law of the PRC, or the Anti-Monopoly Law, on August 30, 2007, which came into effect on August 1, 2008 and last amended on June 24, 2022, reiterates that monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition are prohibited. Furthermore, a business operator with a dominant market position may not abuse such position to conduct acts such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, which became effective on the same date, and last amended and took effective on September 18, 2018. Pursuant to the Anti-Monopoly Law and such Provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the Anti-Monopoly agency (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. On March 24, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition. These provisions took effect on April 15, 2023, further consolidating the PRC anti-monopoly legal system and rules.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report.

Note:

(1)	Certain other subsidiaries include, among others, Chongqing Lixiang Automobile Co., Ltd., an indirect wholly-owned subsidiary of Leading Ideal HK Limited (Hong Kong).

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Li Auto Inc. is an exempted company with limited liability incorporated in the Cayman Islands. Wheels Technology is our PRC subsidiary and an FIE under the PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Beijing CHJ and Xindian Information, and their subsidiaries in China, based on a series of contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Our contractual arrangements with the VIEs and their respective shareholders allow us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by the PRC laws.

As a result of our direct ownership in Wheels Technology and the contractual arrangements with the VIEs, we are regarded as the primary beneficiary of the VIEs, and we treat the VIEs and their subsidiaries as our consolidated entities under U.S. GAAP. We have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

Agreements that provide us with a controlling financial interest over the VIEs and their subsidiaries

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

We have completed the registration of the equity pledge relating to Beijing CHJ and Xindian Information with the local branches of the SAMR in accordance with applicable PRC Property laws.

Agreements that allow us to receive economic benefits from the VIEs and their subsidiaries

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs and their subsidiaries

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

In the opinion of Han Kun Law Offices, our PRC legal counsel:

●	the ownership structures of the VIEs in China and Wheels Technology are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and
●	each of the agreements listed above among our company, Wheels Technology, the VIEs, and their respective shareholders governed by PRC law is valid, binding, and enforceable in accordance with their terms and applicable laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Substantial uncertainties exist with respect to the interpretation and implementation of the 2019 PRC Foreign Investment Law and its Implementation Rules and how they may impact the viability of our current corporate structure, corporate governance, and operations.”

The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to approximately 84.6%, 23.3%, and 0% of our total revenues in 2020, 2021, and 2022, respectively.

D.	Property, Plants and Equipment

We are headquartered in Beijing, China. We own a manufacturing base in Changzhou, Jiangsu Province, China of 0.72 million square meters and the ownership with respect to the plants thereon for the term ends between May 7, 2065 and January 23, 2069.

We have also leased a number of our facilities. The relevant lease agreements expire between 2023 and 2035. The following table sets forth the location, approximate size, primary use, and lease term of our major leased facilities as of December 31, 2022.

	Approximate
	Size (Building)
	in Square
Location	Meters	Primary Use	Lease Term	Expire Date
Beijing	59,954	Headquarters, office, research and development	15 years	August 2035
Beijing, Shanghai，Hangzhou and Mianyang	74,897	Office	1 year to 3 years	January 2023 to August 2025

Baoding, Handan, Qinhuangdao, Shijiazhuang, Cangzhou, Tangshan, Xingtai, Datong, Taiyuan, Tianjin, Harbin, Daqing, Changchun, Anshan, Dalian, Shenyang, Baotou, Chifeng, Ordos, Hohhot, Beijing, Kaifeng, Luoyang, Pingdingshan, Shangqiu, Xinxiang, Xinmi, Zhengzhou, Anyang, Zhoukou, Puyang, Dezhou, Dongying, Heze, Jinan, Jining, Linyi, Qingdao, Jiaozhou, Rizhao, Taian, Weifang, Weihai, Yantai, Zibo, Ningbo, Jinhua, Hangzhou, Jiande, Huzhou, Jiaxing, Yiwu, Yuyao, Cixi, Zhuji, Shaoxing, Quzhou, Taizhou, Wenling, Wenzhou, Lishui, Bengbu, Hefei, Shanghai, Changzhou, Huaian, Lianyungang, Nanjing, Nantong, Suqian, Suzhou, Kunshan, Taizhou, Wuxi, Xuzhou, Yangzhou, Yancheng, Danyang, Foshan, Guangzhou, Jiangmen, Zhanjiang, Zhongshan, Qingyuan, Zhuhai, Guilin, Liuzhou, Nanning, Yulin, Haikou, Fuzhou, Longyan, Xiamen, Quanzhou, Zhangzhou, Fuzhou, Dongguan, Huizhou, Jieyang, Shantou, Shenzhen, Chongqing, Kunming, Zunyi, Guiyang, Xining, Urumqi, Lhasa, Nanchong, Mianyang, Luzhou, Leshan, Deyang, Chengdu, Zhuzhou, Xiangtan, Hengyang, Changsha, Changde, Yichang, Xiangyang, Wuhan, Enshi, Shiyan, Nanchang, Ganzhou, Yulin, Yan'an, Xi'an, Yinchuan, Lanzhou, Sanya, Fuyang, Wuhu

	473,062	Retail stores, delivery centers, and servicing centers	2 months to 12 years	January 2023 to September 2034
Chongqing and Shanghai	23,620	Vehicle, engineering, and other services	3 years to 15 years	November 2024 to August 2032

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is: Create a Mobile Home, Create Happiness (“创造移动的家，创造幸福的家”). Through our product and technology, we provide families with safe and convenient products and services.

We are a pioneer in successfully commercializing EREVs in China. We started volume production of Li ONE, our first model and a six-seat, large premium smart electric SUV, in November 2019 and released the 2021 Li ONE in May 2021. On June 21, 2022, we unveiled Li L9, our six-seat flagship family SUV, and commenced delivery of Li L9 in August 2022. On September 30, 2022, we launched Li L8, a six-seat premium family SUV and a successor to Li ONE, and unveiled Li L7, a five-seat flagship family SUV. Both Li L8 and Li L7 are offered in two trims, Pro and Max. Delivery of Li L8 commenced in November 2022, and delivery of Li L7 commenced in March 2023. We will continue to expand our product portfolio by developing new BEVs and EREVs to target a broader user base. The cumulative deliveries of our vehicles reached 257,334 as of December 31, 2022.

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

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. The COVID-19 pandemic has caused delays in our production ramp-up from time to time, which required us to spend more time and resources, including overtime work arrangements, than originally planned to meet the delivery targets. The temporary closure of our retail stores or delivery and servicing centers in response to the COVID-19 outbreak and the reduced visitor traffic after reopening also had an impact on the timely achievement of our delivery targets. Since October 2020, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, which also adversely affected our production and deliveries. As a new manufacturer of NEVs, we may have challenges in our quality control processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of our vehicles and thus reduce our BOM cost to be comparable to ICE vehicles of similar classes. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers. As our business further grows in scale and we establish ourselves as a major player in the China NEV industry, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

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

Impact of the COVID-19 Pandemic on Our Operations and Financial Performance

The COVID-19 pandemic had affected China’s automotive industry in general and our company and our suppliers in particular, resulting in a reduction of vehicles manufactured and delivered in the first quarter of 2020. Due to the COVID-19 pandemic starting in January 2020, we postponed the production in our Changzhou manufacturing base after the Chinese New Year holiday in February 2020 for approximately three weeks, and also experienced short-term delays in our suppliers’ delivery of certain raw materials needed for production ranging from approximately two weeks to two months. We also temporarily postponed the vehicle delivery. In addition, we did not open any new retail stores from January 2020 to April 2020. Since we resumed normal operations in the second quarter of 2020, the COVID-19 resurgence from time to time had affected China’s automotive industry in general and our company and our suppliers in particular, resulting in severe industry-wide disruptions in supply chain, logistics, and production. Despite the impact of COVID-19 resurgence, we delivered 133,246 vehicles in 2022, representing a 47.2% year-over-year increase. Our total revenues increased from RMB27.0 billion to RMB45.3 billion (US$6.6 billion) in 2022, representing a 67.7% year-over-year increase.

Starting in December 2022, most of the travel restrictions and quarantine requirements in China were lifted. Although there were significant surges of COVID-19 infections in various regions in China during that month, the situation has been significantly improved and normalized since January 2023. There remains uncertainty as to the future impact of the virus. There can be no assurance as to whether the COVID-19 pandemic and the resulting disruption to our business will extend over a prolonged period, and if yes, it could materially and adversely affect our business, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.”

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We began recognizing vehicle sales revenues for Li ONEs in December 2019 and for the L series in August 2022, when we began making deliveries of the respective models. We also recognize revenues from peripheral products and services, including multiple distinct products and services of vehicle sales such as charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, standalone services such as our Li Plus Membership, maintenance service, and sales of new energy credit points.

Cost of Sales

Our cost of sales primarily consists of cost of vehicles sales, including direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for inventory on hand that is either obsolete or in excess of the forecasted demand, loss on inventory purchase commitment, and impairment charges of certain property, plant, and equipment.

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

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

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

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was recognized as a Software Enterprise and thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

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

Vehicle Sales

We recognize revenues from sales of vehicles together with a number of embedded products and services through contracts. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of our vehicles, charging stalls, vehicle internet connection services, FOTA upgrades, and extended lifetime warranties for initial owners, subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty we provide is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when we transfer the control of a vehicle to a user.

Users only pay the amount after deducting the government subsidies to which they are entitled for the purchase of NEVs, which are applied on their behalf and collected by us from the government according to the applicable government policy. We have concluded that government subsidies should be considered as a part of the transaction price we charge the users for the NEVs, as subsidies are granted to NEV purchasers and such purchasers remain liable for such amount if the subsidies are not received by us due to the purchasers’ fault. After the issuance of the circular by the PRC Ministry of Finance and other national regulatory authorities in April 2020 to reduce the amount of subsidies in 10% increments each year commencing from 2020, only NEVs with an MSRP of RMB300,000 or less before subsidies are eligible for such subsidies starting from July 2020, and the selling price of Li ONE is higher than the threshold. Li ONE used to be eligible for a government subsidy of RMB10,000 per individual buyer before April 2020 or RMB8,500 per individual buyer from April to July 2020. After July 2020, Li ONE is no longer eligible for the government subsidy. Our other vehicles are not elighible for the government subsidy.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. We allocate the revenue to charging stalls and extended lifetime warranties for initial owners based on its relative observable standalone selling price. We use the cost plus a margin approach to estimate the standalone price and allocate the revenue to vehicle internet connection services and FOTA upgrades, considering our pricing policies and practices, direct cost data utilized in marking pricing decisions and market data related to historical margin within the industry. The revenues for sales of vehicles and charging stalls are recognized at a point in time when the control of the products is transferred to users. For vehicle internet connection services and FOTA upgrades, revenues are recognized using a straight-line method over the service period. For the extended lifetime warranties for initial owners, given the limited operating history and lack of historical data, the revenues are recognized over time based on a straight-line method over the extended warranty period initially, and we will continue to monitor the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

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

We conclude that the customer loyalty points offered to customers in connection with the purchase of our vehicles is a material right and is considered to be a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

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

Practical Expedients and Exemptions

We elect to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of our vehicles and recognized as revenues upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

Product Warranties

We provide product warranties on all new vehicles based on the contracts with our users at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimates of projected costs to repair or replace items under the warranties and for recalls when identified. These estimates are primarily based on the estimates of the nature, frequency, and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive loss.

We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

As of December 31, 2022, we had recorded RMB1.6 billion of accrued warranty, including the warranty cost for the voluntary recall for vehicles produced on or before June 1, 2020. We monitor warranty activity and adjust our reserve estimates when it is probable that future warranty costs will be different than those estimates. See Note 2(q), “Product Warranties,” of the notes to our consolidated financial statements included elsewhere in this annual report for disclosure of our product warranty liabilities.

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

Intangible assets with indefinite lives are tested for impairment at least annually as of each balance sheet date and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If we determine that it is more likely than not that the indefinite-lived intangible asset is impaired after performing the qualitative assessment, we calculate the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of the indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, our improving financial performance, the stable macroeconomic conditions in China, and our future manufacturing plans, we determined that it is not likely that the indefinite-lived intangible assets were impaired as of December 31, 2020, 2021, and 2022.

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

Share-Based Compensation

We grant share options and restriced share units to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of a qualified initial public offering as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition are recorded upon the completion of our initial public offering in the United States using the graded-vesting method. This performance condition was met upon the completion of our initial public offering in August 2020 and the associated share-based compensation expenses for awards vested as of that date were recognizes. Employees’ share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures.

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

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, and consultants and provide incentives for such persons to exert their best efforts for the success of our business. The maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452 as of February 28, 2023.

We began to grant share options to employees from 2015. In conjunction with our reorganization in July 2019, we transferred share options from Beijing CHJ to Li Auto Inc. The share options under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, and one-fifth of the awards will be vested after one year of service from the vesting commencement date. Meanwhile, the options granted are only exercisable upon the occurrence of our initial public offering in the United States.

In July 2020, our board of directors and members adopted the 2020 Plan, which allows us to grant options and RSUs to our employees, directors, and consultants. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan as of February 28, 2023 is 165,696,625. On January 1, 2023, we granted an aggregate of 10,831,600 restricted share units pursuant to the 2020 Plan to one senior management member and 678 employees, representing the same number of Class A ordinary shares.

In March 2021, we adopted the 2021 Plan and granted options to purchase 108,557,400 Class B Ordinary Shares to Mr. Xiang Li, our founder and chief executive officer. On May 5, 2021, our board of directors approved to replace these share options with the same amount of restricted Class B ordinary shares under the 2021 Plan. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

As of December 31, 2019, we had not recognized any share-based compensation expenses for options granted, because we consider that it is not probable that the performance conditions will be satisfied until the event occurs. We recorded share-based compensation expenses of RMB142.8 million in 2020, including cumulative share-based compensation expenses recognized upon the completion of our initial public offering in the United States. We recorded share-based compensation expenses of RMB1.1 billion and RMB2.1 billion (US$ 297.7 million) for the years ended December 31, 2021, and 2022, respectively.

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

The fair value of each option granted under the 2019 Plan and 2020 Plan for the years ended December 31, 2020, 2021, and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2020	2021	2022
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	1.35–1.90	14.42–17.35	16.05
Risk-free interest rate	0.69%–1.92%	0.93%–1.48%	1.51%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	45%–46%	47%–48%	48%

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

The options granted under the 2021 Plan to Mr. Xiang Li included performance conditions. As of December 31, 2022, we did not recognize any share-based compensation expenses for these awards, because we consider it is not probable that the performance-based vesting conditions will be satisfied as of December 31, 2022.

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

For additional information regarding income taxes, see Note 25 of the Notes to our consolidated financial statements.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percent changes in the consumer price index for December 2020, 2021, and 2022 were increases of 0.2%, 1.5%, and 1.8% respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office, retail stores and delivery and servicing centers may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:
—Vehicle sales	9,282,703	26,128,469	44,106,434	6,394,832
—Other sales and services	173,906	881,310	1,180,382	171,139
Total revenues	9,456,609	27,009,779	45,286,816	6,565,971
Cost of sales(1):
—Vehicle sales	(7,763,628)	(20,755,578)	(35,688,343)	(5,174,323)
—Other sales and services	(143,642)	(492,747)	(808,017)	(117,151)
Total cost of sales	(7,907,270)	(21,248,325)	(36,496,360)	(5,291,474)
Gross profit	1,549,339	5,761,454	8,790,456	1,274,497
Operating expenses:
—Research and development(1)	(1,099,857)	(3,286,389)	(6,780,032)	(983,012)
—Selling, general and administrative(1)	(1,118,819)	(3,492,385)	(5,665,301)	(821,391)
Total operating expenses	(2,218,676)	(6,778,774)	(12,445,333)	(1,804,403)
Loss from operations	(669,337)	(1,017,320)	(3,654,877)	(529,906)
Other (expense)/income:
Interest expense	(66,916)	(63,244)	(106,340)	(15,418)
Interest income and investment income, net	254,916	740,432	976,229	141,540
Changes in fair value of warrants and derivative liabilities	272,327	—	—	—
Others, net	20,133	187,320	625,633	90,708
Loss before income tax expense	(188,877)	(152,812)	(2,159,355)	(313,076)
Net loss	(151,657)	(321,455)	(2,032,348)	(294,662)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	1,515	26,713	44,845	6,502
Research and development expenses	60,789	741,793	1,333,710	193,370
Selling, general and administrative expenses	80,491	332,850	674,610	97,809
Total	142,795	1,101,356	2,053,165	297,681

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues increased from RMB27.0 billion in 2021 to RMB45.3 billion (US$6.6 billion) in 2022, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB26.1 billion in 2021 to RMB44.1 billion (US$6.4 billion) in 2022, primarily attributable to the increased deliveries of 133,246 vehicles in 2022, compared with 90,491 in 2021, as well as higher average selling price due to our delivery of Li L-Series models starting from the third quarter of 2022.

Revenues from other sales and services increased from RMB881.3 million in 2021 to RMB1.2 billion (US$171.1 million) in 2022, primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits in 2021, which did not recur in 2022.

Cost of Sales

Our cost of sales increased from RMB21.2 billion in 2021 to RMB36.5 billion (US$5.3 billion) in 2022, due to the increase in vehicle deliveries, as well as the higher average cost of sales due to our delivery of Li L-Series starting from the third quarter of 2022.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB8.8 billion (US$1.3 billion) in 2022, compared with RMB5.8 billion in 2021.

Research and Development Expenses

Our research and development expenses increased from RMB3.3 billion in 2021 to RMB6.8 billion (US$983.0 million) in 2022, primarily attributable to a RMB1.7 billion increase in employee compensation as a result of growing number of staff as well as a RMB1.6 billion increase in costs associated with new products and technologies developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB3.5 billion in 2021 to RMB5.7 billion (US$821.4 million) in 2022, primarily attributable to a RMB1.5 billion increase in employee compensation as a result of growing number of staff, as well as a RMB321.1 million increase in rental expenses associated with the expansion of our sales and servicing network.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB1.0 billion in 2021 to RMB3.7 billion (US$529.9 million) in 2022.

Interest Expense

Our interest expense increased from RMB63.2 million in 2021 to RMB106.3 million (US$15.4 million) in 2022, primarily attributable to the increased principal of the borrowings in 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB740.4 million in 2021 to RMB976.2 million (US$141.5 million) in 2022, primarily attributable to the increased cash position in 2022.

Others, Net

Our others, net increased from RMB187.3 million in 2021 to RMB625.6 million (US$90.7 million) in 2022, primarily attributable to the increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

Net Loss

As a result of the foregoing, we incurred net loss of RMB2.0 billion (US$294.7 million) in 2022, compared with net loss of RMB321.5 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

Our total revenues increased from RMB9.5 billion in 2020 to RMB27.0 billion in 2021, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB9.3 billion in 2020 to RMB26.1 billion in 2021, primarily attributable to the increased deliveries of 90,491 vehicles in 2021, compared with 32,624 vehicles in 2020.

Revenues from other sales and services increased from RMB173.9 million in 2020 to RMB881.3 million in 2021, primarily attributable to a RMB678.2 million increase in the sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, and the sales of automotive regulatory credits.

Cost of Sales

Our cost of sales increased from RMB7.9 billion in 2020 to RMB21.2 billion in 2021, due to increase in sales volume of vehicles.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB5.8 billion in 2021, compared with RMB1.5 billion in 2020.

Research and Development Expenses

Our research and development expenses increased from RMB1.1 billion in 2020 to RMB3.3 billion in 2021, primarily attributable to a RMB1.5 billion increase in employee compensation as a result of growing number of research and development staff as well as a RMB571.6 million increase in costs associated with new products developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB1.1 billion in 2020 to RMB3.5 billion in 2021, primarily attributable to a RMB965.1 million increase in employee compensation as a result of growing number of staff, as well as a RMB836.0 million increase in marketing and promotional activities and a RMB161.7 million increase in rental expenses associated with the expansion of our sales network.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB669.3 million in 2020 to RMB1.0 billion in 2021.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB254.9 million in 2020 to RMB740.4 million in 2021, primarily attributable to a significant expansion in the scale of our investment in wealth management products.

Change in Fair Value of Warrants and Derivative Liabilities

We recorded RMB272.3 million fair value gain of warrants and derivative liabilities for the year ended December 31, 2020, and these warrants and derivative liabilities were expired or exercised upon the completion of the initial public offering in the United States in July 2020.

Net Loss

As a result of the foregoing, we incurred net loss of RMB321.5 million in 2021, compared with net loss of RMB151.7 million in 2020.

B.	Liquidity and Capital Resources

As of December 31, 2022, we had RMB58.5 billion (US$8.5 billion) in cash and cash equivalents, restricted cash, time deposits and short-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our operating cash flow for the year ended December 31, 2022 was RMB7.4 billion (US$1.1 billion), compared with RMB3.1 billion and RMB8.3 billion for the years ended December 31, 2020 and 2021, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	3,139,804	8,340,385	7,380,266	1,070,038
Net cash used in investing activities	(18,737,725)	(4,257,244)	(4,364,661)	(632,816)
Net cash provided by financing activities	24,710,697	16,709,533	5,639,392	817,635
Effects of exchange rate changes on cash, cash equivalents, and restricted cash	(376,646)	(472,129)	1,270,097	184,146
Net increase in cash, cash equivalents, and restricted cash	8,736,130	20,320,545	9,925,094	1,439,003
Cash, cash equivalents, and restricted cash at the beginning of the year	1,436,389	10,172,519	30,493,064	4,421,079
Cash, cash equivalents, and restricted cash at the end of the year	10,172,519	30,493,064	40,418,158	5,860,082

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2022 was RMB7.4 billion (US$1.1 billion), primarily attributable to our net loss of RMB2.0 billion (US$294.7 million) adjusted for (i) non-cash items of RMB4.4 billion (US$634.6 million), which primarily consisted of share-based compensation expenses, depreciation and amortization and inventory write-downs and losses on purchase commitments relating to inventory and loss on inventory obsolescence, and (ii) a net decrease in operating assets and liabilities of RMB5.0 billion (US$730.1 million). The net decrease in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB10.6 billion (US$1.5 billion) mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB1.2 billion (US$169.2 million), which mainly includes accrued costs of purchase commitments relating to inventory, payables for research and development expenses, payables for logistics expenses, and salaries and benefits payables, and (iii) an increase in other non-current liabilities of RMB1.0 billion (US$149.7 million) mainly consisting of accrued warranty and deferred government grants, partially offset by (x) an increase in inventories of RMB5.9 billion (US$858.3 million), and (y) an increase in prepayments and other current assets of RMB1.2 billion (US$169.9 million), which was primarily attributable to an increase in deductible VAT input and prepaid rental and deposits, and (z) an increase in other non-current assets of RMB745.3 million (US$108.1 million).

Net cash provided by operating activities for the year ended December 31, 2021 was RMB8.3 billion, primarily attributable to our net loss of RMB321.5 million adjusted for (i) non-cash items of RMB2.0 billion, which primarily consisted of share-based compensation expenses, depreciation and amortization and deferred income tax, and (ii) a net decrease in operating assets and liabilities of RMB6.6 billion. The net decrease in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB6.2 billion mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB932.1 million, which mainly includes salaries and benefits payables, tax payable, accrued warranty, and payables for research and development expenses, and (iii) an increase in other non-current liabilities of RMB523.8 million mainly consisting of accrued warranty, partially offset by (y) a decrease in other non-current assets of RMB633.3 million mainly consisting of long-term deposits, and (z) a decrease in inventories of RMB611.6 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2022 was RMB4.4 billion (US$632.8 million). This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB5.1 billion (US$743.5 million), (ii) our net investment in long-term investments of RMB763.8 million (US$110.7 million), partially offset by our net redemption of short-term investments and time deposits of RMB1.5 billion (US$220.4 million).

Net cash used in investing activities for the year ended December 31, 2021 was RMB4.3 billion. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB3.4 billion, (ii) our net investment in short-term investments and time deposits of RMB182.0 million and (iii) purchase of Changzhou Manufacturing Base Phase I and Phase II of RMB563.1 million.

Net cash used in investing activities for the year ended December 31, 2020 was RMB 18.7 billion. This was primarily attributable to (i) our net investment in short-term investments and time deposits of RMB18.0 billion and (ii) purchase of property, plant and equipment and intangible assets of RMB675.2 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2022 was RMB5.6 billion (US$817.6 million), primarily attributable to (i) net proceeds of RMB3.1 billion (US$446.6 million) from the borrowings, and (ii) proceeds of RMB2.5 billion (US$357.0 million) from share issuance through an at-the-market equity offering program.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB16.7 billion, primarily attributable to (i) net proceeds of RMB11.0 billion from our initial public offering in Hong Kong, (ii) proceeds of RMB5.5 billion from the issuance of convertible debts, and (iii) net proceeds of RMB170.3 million from the borrowings.

Net cash provided by financing activities for the year ended December 31, 2020 was RMB24.7 billion, primarily attributable to (i) net proceeds of RMB 11.0 billion from our initial public offering in the United States and concurrent private placements, (ii) net proceeds of RMB 10.0 billion from our follow-on offering, and (iii) proceeds of RMB3.8 billion from the issuance of Series D convertible redeemable preferred shares, partially offset by the repayment of short-term borrowings of RMB144.7 million.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB675.2 million, RMB4.0 billion, and RMB5.1 billion (US$743.5 million) in 2020, 2021, and 2022, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We plan to continue to incur capital expenditures in the future to meet our business growth.

Holding Company Structure

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries and the VIEs and their subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and each of the VIEs may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview— Research and Development” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

See “—Significant Accounting Policies and Critical Accounting Estimates.”

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	41	Chairman and Chief Executive Officer
Tie Li	45	Director and Chief Financial Officer
Donghui Ma	48	Director and President
Yan Xie	44	Chief Technology Officer
Xing Wang	44	Director
Zheng Fan	44	Independent Director
Hongqiang Zhao	46	Independent Director
Xing Xiao	52	Independent Director
Zhenyu Jiang	49	Independent Director

Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li is also the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518), and served as its president from 1999 to June 2015. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO; HKEX stock code: 9866). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (Shenzhen Stock Exchange stock code: 002405) from May 2017 to December 2021, and is also on the board of directors of several private companies.

Tie Li has served as our director and chief financial officer since July 2016. Prior to joining us, Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as an Independent non-executive director of Gushengtang Holdings Limited (HKEX stock code: 2273) since November 2021. Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor’s degree in accounting and master’s degree in management from Tsinghua University in July 1999 and June 2002, respectively.

Donghui Ma has served as our director and president since January 2023. He has served as our chief engineer since September 2015 to December 2022, in charge of the research and development. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked as senior project manager at IAT Automobile Technology Co., Ltd. from June 2010 to June 2011. Mr. Ma served at Jianshi International Automotive Design (Beijing) Co., Ltd. from December 2003 to May 2010 with his last position as director of department of vehicle body. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1995 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Yan Xie has served as our chief technology officer since December 2022. Mr. Xie has also served as our senior vice president since July 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining us, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988), and worked at Intel Corporation. Mr. Xie received a bachelor’s degree in information electrical engineering from Zhejiang University in 2001 and a master’s degree in computer engineering from the University of Delaware in 2003.

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

Hongqiang Zhao has served as our independent director since July 2020 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Zhao serves as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, since June 2018. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018 and an independent non-executive director of Gogox Holdings Limited (HKEx stock code: 2246) since August 2021. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at PCAOB, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being Manager Audit. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Zhenyu Jiang has served as an independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Jiang has more than 13 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Xing Xiao has served as our independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Prof. Xiao is a professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, and University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019, an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022, an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to July 2021; independent director of Goertek Inc. (Shenzhen Stock Exchange stock code: 002241) from September 2013 to November 2019, an independent director of Beijing Thunisoft Corporation Limited (Shenzhen Stock Exchange stock code: 300271) from June 2019 to March 2020, and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

B.	Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB9.8 million (approximately US$1.4 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2019 Share Incentive Plan

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of February 28, 2023, the maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452. As of February 28, 2023, awards to purchase 59,304,140 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

The following table summarizes, as of February 28, 2023, the options granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Options Awarded	(US$/Share)	Date of Grant	Expiration
Donghui Ma	10,000,000	0.10	12/1/2019	11/1/2025
Tie Li	10,000,000	0.10	12/1/2019	12/31/2026
Total	20,000,000

Note:

(1)	Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2023.

As of February 28, 2023, other employees as a group held awards to purchase 41,304,140 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

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

As of February 28, 2023, awards to purchase 51,687,128 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.

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

On January 1, 2023, we granted an aggregate of 10,831,600 restricted share units pursuant to the 2020 Plan to 1 senior management member and 678 employees.

The following table summarizes, as of February 28, 2023, the options and restricted share units granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	1,000,000	0.10	1/1/2021	12/31/2030
Tie Li	2,000,000	0.10	1/1/2022	N/A
Yan Xie	1,000,000	0.10	1/1/2023	N/A
Total	4,000,000

As of February 28, 2023, other employees as a group held awards to purchase 48,087,128 Class A ordinary shares of our company, with an average weighted exercise price of US$0.1 per share.

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

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	7	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	—

D.	Employees

As of December 31, 2020, 2021, and 2022, we had 4,181, 11,901 and 19,396 employees, respectively. Substantially all of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2022.

	Number of
Function	Employees	Percentage
Research and Development	4,838	25.0%
Production	4,318	22.2%
Sales and Marketing	9,199	47.4%
General and Administrative Support	1,041	5.4%
Total	19,396	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,710,954,112 Class A ordinary shares (excluding the 17,811,782 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares issued and outstanding as of February 28, 2023.

			Percentage of
	Class A	Class B	Beneficial	Percentage of
	Ordinary Shares	Ordinary Shares	Ownership†	Voting Power††
Directors and Executive Officers:*
Xiang Li(1)	108,557,400	355,812,080	22.5%	69.6	% (2)
Tie Li(3)	24,373,299	—	1.2%	0.5%
Donghui Ma(4)	8,400,000	—	0.4%	0.2%
Yan Xie	—	—	—	—
Xing Wang(5)	390,253,767	—	18.9%	7.4%
Zheng Fan(6)	83,078,960	—	4.0%	1.6%
Hongqiang Zhao	—	—	—	—
Xing Xiao	—	—	—	—
Zhenyu Jiang	—	—	—	—
All directors and executive officers as a group	614,663,426	355,812,080	46.5%	78.9%
Principal Shareholders:
Amp Lee Ltd.(1)	108,557,400	355,812,080	22.5%	69.6	% (2)
Zijin Global Inc.(5)	132,082,166	—	6.4%	2.5%
Inspired Elite Investments Limited(7)	258,171,601	—	12.5%	4.9%

Notes:

*

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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2023. The total number of ordinary shares outstanding as of February 28, 2023 is 2,066,766,192, being the sum of 1,710,954,112 Class A ordinary shares (excluding the 17,811,782 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares.

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

(1)	Represents (i) 355,812,080 Class B ordinary shares held by Amp Lee Ltd. and (ii) 108,557,400 Class A ordinary shares held by Amp Lee Ltd. acquired upon vesting of restricted shares pursuant to the 2021 Plan on May 5, 2021. Mr. Xiang Li has undertaken and covenanted that the 108,557,400 Class A ordinary shares are subject to certain restrictions on, among others, transfer, voting, and receiving dividends. The restrictions may be released in tranches when certain performance-based conditions are met and an award premium for each share is paid. Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. The registered address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(2)	The shares Mr. Xiang Li, through Amp Lee Ltd., beneficially own represent 69.6% of the aggregate voting power of our total issued and outstanding ordinary shares assuming all the performance-based conditions are met and the award premium is fully paid in respect of the CEO Award Shares, or 67.5% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions are met and no award premium is fully paid in respect of the CEO Award Shares.
(3)	Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 10,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options within 60 days as of February 28, 2023. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.
(4)	Represents 8,400,000 Class A ordinary shares that Mr. Donghui Ma may purchase upon exercise of options within 60 days as of February 28, 2023.
(5)	Represents 132,082,166 Class A ordinary shares (including in the form of ADSs) held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(6)	Represents (i) 77,978,960 Class A ordinary shares held by Rainbow Six Limited and (ii) 5,100,000 Class A ordinary shares held by Future Power Holdings Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. Future Power Holdings Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zheng Fan. The registered address of Rainbow Six Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The registered address of Future Power Holdings Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(7)	Represents 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited.

To our knowledge and based on our review of our register of shareholders as of February 28, 2023, 17,811,782 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, were held of record by one holder that reside in the United States, being Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with the VIEs and Their Respective Shareholders

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

Other Transactions with Related Parties

Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB4.4 million, RMB12.2 million, and RMB0.3 million (US$40.7 thousand) for the years ended December 31, 2020, 2021, and 2022, respectively, (ii) purchase of materials, amounting to RMB58.4 million, RMB31.7 million, and RMB73 thousand (US$11 thousand) for the years ended December 31, 2020, 2021, and 2022, respectively, (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB19.2 million, RMB7.1 million, and RMB5.9 million (US$0.9 million) as of December 31, 2020, 2021, and 2022, respectively, and (iv) amounts due from Beijing Yihang Intelligent Technology Co., Ltd. of nil, RMB334 thousand, and nil as of December 31, 2020, 2021, and 2022, respectively.

Our transactions with Suzhou Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to nil, RMB3.8 million, and nil for the years ended December 31, 2020, 2021, and 2022.

Our transactions with Neolix Technologies Co., Ltd., an affiliate, included (i) amounts due from Neolix Technologies Co., Ltd. of RMB0.7 million, RMB0.7 million, and RMB0.7 million (US$98.3 thousand) as of December 31, 2020, 2021, and 2022, respectively.

Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included (i) amounts due to Airx (Beijing) Technology Co., Ltd. of RMB23 thousand, RMB23 thousand and RMB23 thousand (US$3 thousand) as of December 31, 2020, 2021, and 2022, respectively.

Our transactions with Beijing Sankuai Online Technology Co., Ltd., a company controlled by one of our principal shareholders, included (i) purchase of food delivery service, amounting to nil, RMB1.0 million, and RMB5.5 million (US$0.8 million) for the years ended December 31, 2020, 2021, and 2022, respectively, and (ii) amounts due to Beijing Sankuai Online Technology Co., Ltd. of nil, RMB330 thousand, and RMB1.2 million (US$0.2 million) as of December 31, 2020, 2021, and 2022, respectively.

Our transactions with Changzhou Huixiang New Energy Auto Parts Co., Ltd., which was an affiliate and became a subsidiary of our company after October 2022, included (i) initial investment due to Changzhou Huixiang, amounting to nil, RMB30 million, and nil for the years ended December 31, 2020, 2021, and 2022, respectively, and (ii) purchase of materials, amounting to nil, nil, and RMB0.8 million (US$0.1 million) for the years ended December 31, 2020, 2021, and 2022, respectively.

Our transactions with Hanhai Information Technology (Shanghai) Co., Ltd., a company controlled by one of our principal shareholders, included (i) purchase of services, amounting to nil, nil, and RMB1.2 million (US$0.2 million) for the years ended December 31, 2020, 2021, and 2022, respectively, and (ii) amounts due to Hanhai Information Technology (Shanghai) Co., Ltd. of nil, nil, and RMB61 thousand (US$9 thousand) as of December 31, 2020, 2021, and 2022, respectively.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by the Founder (as defined in our fifth amended and restated memorandum and articles of association) or a Director Holding Vehicle (as defined in our fifth amended and restated memorandum and articles of association). Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (a) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (b) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (c) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; (d) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or (e) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case the Company and the Founder or the Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder. All of the Class B ordinary shares in the authorised share capital shall be automatically re-designated into Class A ordinary shares in the event that none of the holders of Class B ordinary shares at the time of the Company’s initial listing on the Hong Kong Stock Exchange hold any Class B ordinary shares.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income (the “income test”) or (ii) 50% or more of the average percentage value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2022 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Enforceability of Civil Liabilities

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

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Our Cayman Islands legal counsel has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that such judgment (i) is final and conclusive, (ii) is not in the nature of taxes, a fine, or a penalty; and (iii) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

PRC

Our PRC legal counsel has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

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

For investors holding ADSs directly, the following steps must be taken:

●	To withdraw ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary. Those instructions must have a Medallion signature guarantee.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CCASS account designated by an investor.
●	If an investor prefers to receive ordinary shares outside CCASS, he or she must so indicate in the instruction delivered to the depositary.

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

For the period from July 29, 2020 to December 31, 2022, we have used 100% of the net proceeds from our initial public offering for capital expenditures, research and development of new products, and general corporate purposes and working capital. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

For the period from December 3, 2020 to December 31, 2022, we have used approximately 51% of the net proceeds from our public offering in December 2020. We still intend to use the net proceeds received from our public offering in December 2020 for research and development and general corporate purposes as disclosed in our registration statements on Form F-1.

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

For the period from August 2, 2021 to December 31, 2022, we have used approximately 62% of the net proceeds from the global offering. There is no material change in the use of proceeds as described in the prospectus supplements. We still intend to use the remainder of the proceeds from the global offering for purposes as disclosed in the prospectus supplements.

At-the-market Offering

The following “Use of Proceeds” information relates to the shelf registration statement on Form F-3 (File Number: 333-258378) filed on August 2, 2021 and prospectus supplement filed on June 28, 2022. We offered to sell up to an aggregate of US$2,000,000,000 of ADSs, each representing two Class A ordinary shares of the Company, through an at-the-market equity offering program (the “ATM Offering”) on the Nasdaq Global Select Market. The ADSs were offered through Goldman Sachs (Asia) L.L.C., UBS Securities LLC, Barclays Capital Inc., and China International Capital Corporation Hong Kong Securities Limited as sales agents. We entered into an equity distribution agreement with the sales agents relating to the ATM Offering. Some of the sales agents are expected to make offers and sales both to investors inside the United States and to qualified investors outside the United States through their respective selling agents.

As of December 31, 2022, we had sold 9,431,282 ADSs representing 18,862,564 Class A ordinary shares under the US ATM Offering to the public in the United States, raising gross proceeds of US$366.5 million and net proceeds of approximately US$360.5 million, respectively, with the selling price ranging from US$38.00 per ADS to US$39.63 per ADS and average net selling price of US$38.86 per ADS.

For the period from June 28, 2022 to December 31, 2022, we have used approximately 45% of the net proceeds from the ATM offering. There is no material change in the use of proceeds as described in the prospectus supplement. We still intend to use the remainder of the proceeds from the ATM offering for purposes as disclosed in the prospectus supplement.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	22,487	18,758	2,720
All other fees(2)	3,565	13	2

Notes:

(1)	“Audit fees” represent the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual consolidated financial statements and the review of quarterly financial information, including the audit fees relating to our global offering in connection with the Hong Kong listing in 2021 and our at-the-market equity offering program in 2022.
(2)	“All other fees” represent the aggregate fees billed for professional services rendered by our principal external auditors other than services reported under “Audit fees.”

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

In addition, as a “controlled company” as defined under the Nasdaq Stock Market Rules, we are permitted to elect to rely, and are currently relying, on certain exemptions from corporate governance rules. Currently, the majority of our board of directors are not independent directors. In addition, the compensation of our executive officers is not determined or recommended solely by independent directors, and our director nominees are not selected or recommended solely by independent directors. As a result, you do not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

In May 2022, Li Auto Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor who issued the audit report for us for the fiscal year ended December 31, 2021 is a registered public accounting firm headquartered in mainland China, a jurisdiction where the PCAOB determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no Cayman Islands or PRC government entities owns any shares of Li Auto Inc., the VIEs, or the VIEs’ subsidiaries, (ii) the PRC government entities do not have a controlling financial interest in Li Auto Inc., the VIEs, or the VIEs’ subsidiaries, (iii) none of the members of the board of directors of Li Auto Inc. or its operating entities, including the VIEs and the VIEs’ subsidiaries, is an official of the Communist Party of China, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of Li Auto Inc., the VIEs, or the VIEs’ subsidiaries contains any charter of the Communist Party of China.

ITEM 16J. INSIDER TRADING POLICIES

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)
4.1

Amended and Restated 2019 Share Incentive Plan (incorporated herein by reference to Exhibit 4.1 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.2

Amended and Restated 2020 Share Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.3	2021 Share Incentive Plan (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on March 10, 2021)
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.6

English translation of executed form of Power of Attorney between a VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.7

English translation of the executed form of Spousal Consent Letter by the spouse of an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form in respect of each shareholder of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.8

English translation of Equity Pledge Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.9

English translation of Exclusive Consultation and Service Agreement between Beijing CHJ and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.10

English translation of Equity Option Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.11

English translation of Business Operation Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

Exhibit Number	Document

4.12

English translation of Equity Pledge Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.12 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.13

English translation of Exclusive Consultation and Service Agreement between Xindian Information and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.13 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.14

English translation of Equity Option Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.14 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.15

Series C Warrant and Preferred Share Purchase Agreement between the Registrant and other parties thereto, dated July 2, 2019 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.16

Series D Preferred Share Purchase Agreement between the Registrant, Inspired Elite Investments Limited, Kevin Sunny Holding Limited, and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.17

Series D Preferred Share Purchase Agreement between the Registrant, Amp Lee Ltd., and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.18

Share Subscription Agreement between the Registrant and Inspired Elite Investments Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.19

Share Subscription Agreement between the Registrant and Bytedance (HK) Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.20

Share Subscription Agreement between the Registrant and Zijin Global Inc., dated July 22, 2020 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.21

Share Subscription Agreement between the Registrant and Kevin Sunny Holding Limited, dated July 22, 2020 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.22

Indenture between the Registrant and Deutsche Bank Trust Company Americas, as trustee, constituting US$862,500,000 0.25% Convertible Senior Notes due 2028 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

4.23	Form of 0.25% Convertible Senior Notes due 2028 (included in Exhibit 4.22)
4.24

Amended and Restated Investor Rights Agreement between the Registrant, Xiang Li, Amp Lee Ltd., and Inspired Elite Investments Limited, dated July 26, 2021 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

Exhibit Number	Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Auto Inc.

	By:	/s/ Xiang Li
		Name:	Xiang Li
		Title:	Chairman and Chief Executive Officer

Date: April 21, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Accrual of product warranties

As described in Note 2 (q) to the consolidated financial statements, the Company provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of such vehicles. For the year ended December 31, 2022, the Company accrued a provision for warranties of RMB 800.9 million. As of December 31, 2022, the accrued warranty liability balance was RMB1,594.3 million. A warranty provision is accrued for vehicles as sold, by considering the expected unit cost for warranty service, which includes the Company’s best estimate of the projected costs to repair or replace items under warranty. These estimates are based on the estimate of the nature, frequency and average costs of future claims.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the product warranties, including controls over management’s estimate of the nature, frequency and average costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the product warranties by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of significant assumptions related to the nature and frequency of future claims and the related projected costs to repair or replace items under product warranties, considering current and past experience, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data related to the actual claims incurred to date and that such data was appropriately considered by management in the estimation of future claims.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 21, 2023

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents	27,854,224	38,478,016	5,578,788
Restricted cash	2,638,840	1,940,142	281,294
Time deposits and short‑term investments	19,668,239	18,031,395	2,614,307
Trade receivable, net of allowance for credit losses of RMB467, and RMB327 as of December 31, 2021 and 2022, respectively	120,541	48,381	7,015
Inventories	1,617,890	6,804,693	986,588
Prepayments and other current assets, net of allowance for credit losses of RMB2,192, and RMB4,427 as of December 31, 2021 and 2022, respectively	480,680	1,689,860	245,007
Total current assets	52,380,414	66,992,487	9,712,999
Non‑current assets:
Long‑term investments	156,306	1,484,491	215,231
Property, plant and equipment, net	4,498,269	11,187,898	1,622,093
Operating lease right‑of‑use assets, net	2,061,492	3,538,911	513,094
Intangible assets, net	751,460	832,620	120,719
Goodwill	—	5,484	795
Deferred tax assets	19,896	74,767	10,840
Other non‑current assets, net of allowance for credit losses of RMB3,757, and RMB4,572 as of December 31, 2021 and 2022, respectively	1,981,076	2,421,293	351,054
Total non‑current assets	9,468,499	19,545,464	2,833,826
Total assets	61,848,913	86,537,951	12,546,825
LIABILITIES
Current liabilities:
Short‑term borrowings	37,042	390,750	56,653
Trade and notes payable	9,376,050	20,024,329	2,903,255
Amounts due to related parties	37,455	7,190	1,042
Deferred revenue, current	305,092	569,234	82,531
Operating lease liabilities, current	473,245	696,454	100,976
Accruals and other current liabilities	1,879,368	5,684,644	824,198
Total current liabilities	12,108,252	27,372,601	3,968,655
Non‑current liabilities:
Long-term borrowings	5,960,899	9,230,807	1,338,341
Deferred revenue, non‑current	389,653	581,598	84,324
Operating lease liabilities, non‑current	1,369,825	1,946,367	282,197
Deferred tax liabilities	153,723	77,809	11,281
Other non‑current liabilities	802,259	2,142,462	310,628
Total non‑current liabilities	8,676,359	13,979,043	2,026,771
Total liabilities	20,784,611	41,351,644	5,995,426
Commitments and contingencies (Note 27)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

	As of December 31,
	2021	2022	2022
	RMB	RMB	US$
			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A ordinary shares
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,709,903,330 shares issued and 1,573,750,346 shares outstanding as of December 31, 2021 and 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,541,812 shares outstanding as of December 31, 2022)	1,176	1,188	172
Class B ordinary shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2021 and 2022)	235	235	34
Treasury shares	(89)	(84)	(12)
Additional paid‑in capital	49,390,486	53,869,322	7,810,318
Accumulated other comprehensive loss	(1,521,871)	(194,110)	(28,143)
Accumulated deficit	(6,805,635)	(8,817,850)	(1,278,468)
Total Li Auto Inc. shareholders’ equity	41,064,302	44,858,701	6,503,901
Noncontrolling interests	—	327,606	47,498
Total shareholders’ equity	41,064,302	45,186,307	6,551,399
Total liabilities and shareholders’ equity	61,848,913	86,537,951	12,546,825

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
Revenues:
Vehicle sales	9,282,703	26,128,469	44,106,434	6,394,832
Other sales and services	173,906	881,310	1,180,382	171,139
Total revenues	9,456,609	27,009,779	45,286,816	6,565,971
Cost of sales:
Vehicle sales	(7,763,628)	(20,755,578)	(35,688,343)	(5,174,323)
Other sales and services	(143,642)	(492,747)	(808,017)	(117,151)
Total cost of sales	(7,907,270)	(21,248,325)	(36,496,360)	(5,291,474)
Gross profit	1,549,339	5,761,454	8,790,456	1,274,497
Operating expenses:
Research and development	(1,099,857)	(3,286,389)	(6,780,032)	(983,012)
Selling, general and administrative	(1,118,819)	(3,492,385)	(5,665,301)	(821,391)
Total operating expenses	(2,218,676)	(6,778,774)	(12,445,333)	(1,804,403)
Loss from operations	(669,337)	(1,017,320)	(3,654,877)	(529,906)
Other (expense)/income
Interest expense	(66,916)	(63,244)	(106,340)	(15,418)
Interest income and investment income, net	254,916	740,432	976,229	141,540
Changes in fair value of warrants and derivative liabilities	272,327	—	—	—
Others, net	20,133	187,320	625,633	90,708
Loss before income tax expense	(188,877)	(152,812)	(2,159,355)	(313,076)
Income tax benefit/(expense)	22,847	(168,643)	127,007	18,414
Net loss from continuing operations	(166,030)	(321,455)	(2,032,348)	(294,662)
Net income from discontinued operations, net of tax	14,373	—	—	—
Net loss	(151,657)	(321,455)	(2,032,348)	(294,662)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	—	—	—
Less: Net loss attributable to noncontrolling interests	—	—	(20,133)	(2,919)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)	(2,012,215)	(291,743)
Including: Net loss from continuing operations attributable to ordinary shareholders	(806,358)	(321,455)	(2,012,215)	(291,743)
Net income from discontinued operations attributable to ordinary shareholders	14,373	—	—	—
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	870,003,278	1,853,320,448	1,941,230,998	1,941,230,998
Net (loss)/income per share attributable to ordinary shareholders
Basic and diluted
Continuing operations	(0.93)	(0.17)	(1.04)	(0.15)
Discontinued operations	0.02	—	—	—
Net loss per share	(0.91)	(0.17)	(1.04)	(0.15)

Net loss	(151,657)	(321,455)	(2,032,348)	(294,662)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(1,020,728)	(516,687)	1,327,761	192,507
Total other comprehensive (loss)/income	(1,020,728)	(516,687)	1,327,761	192,507
Total comprehensive loss	(1,172,385)	(838,142)	(704,587)	(102,155)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	—	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	—	—	—
Less: Net loss attributable to noncontrolling interests	—	—	(20,133)	(2,919)
Comprehensive loss attributable to ordinary shareholders of Li Auto Inc.	(1,812,713)	(838,142)	(684,454)	(99,236)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Income/(Loss)	Deficit	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	15,000,000	10	240,000,000	155	—	—	—	15,544	(5,690,240)	(5,674,531)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	—	—	(651,190)	(651,190)
Effect of exchange rate changes on convertible redeemable preferred shares	—	—	—	—	—	—	—	—	10,862	10,862
Share issuance upon the initial public offering (“US IPO”) and concurrent private placements, net of issuance costs	284,586,955	199	—	—	—	—	11,023,348	—	—	11,023,547
Share issuance upon the conversion and re-designation of preferred shares into Class A and Class B ordinary shares	1,045,789,275	730	115,812,080	80	—	—	14,723,086	—	—	14,723,896
Exercise of conversion features of preferred shares upon the consummation of US IPO	—	—	—	—	—	—	1,400,670	—	—	1,400,670
Share issuance upon the follow-on offering, net of issuance costs	108,100,000	71	—	—	—	—	9,999,862	—	—	9,999,933
Share-based compensation	—	—	—	—	—	—	142,795	—	—	142,795
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(1,020,728)	—	(1,020,728)
Net loss	—	—	—	—	—	—	—	—	(151,657)	(151,657)
Balance as of December 31, 2020	1,453,476,230	1,010	355,812,080	235	—	—	37,289,761	(1,005,184)	(6,482,225)	29,803,597

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,453,476,230	1,010	355,812,080	235	—	—	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance (Note 2(h))	—	—	—	—	—	—	—	—	(1,955)	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	—	—	(34,000,000)	(22)	—	—	—	—
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	—	—	(108,557,400)	(70)	70	—	—	70
Share issuance upon the Hong Kong public offering (“HK IPO”), net of issuance costs	113,869,700	74	—	—	—	—	10,995,213	—	—	10,995,287
Exercise of share options	—	—	—	—	6,404,416	3	4,086	—	—	4,089
Share-based compensation	—	—	—	—	—	—	1,101,356	—	—	1,101,356
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(516,687)	—	(516,687)
Net loss	—	—	—	—	—	—	—	—	(321,455)	(321,455)
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	41,064,302

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other			Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	—	41,064,302
Exercise of share options and vesting of RSUs	—	—	—	—	5,928,902	5	3,972	—	—	—	3,977
Share-based compensation	—	—	—	—	—	—	2,053,165	—	—	—	2,053,165
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	1,327,761	—	—	1,327,761
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	347,739	347,739
Share issuance upon the at-the-market equity offering program (the “ATM Offering”)	18,862,564	12	—	—	—	—	2,421,699	—	—	—	2,421,711
Net loss	—	—	—	—	—	—	—	—	(2,012,215)	(20,133)	(2,032,348)
Balance as of December 31, 2022	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	(8,817,850)	327,606	45,186,307

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(151,657)	(321,455)	(2,032,348)	(294,662)
Net loss from discontinued operations, net of tax	(14,373)	—	—	—
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	320,996	590,397	1,213,855	175,992
Share-based compensation expenses	142,795	1,101,356	2,053,165	297,681
Foreign exchange loss	3,710	46,593	2,887	419
Unrealized investment (income)/loss	(33,008)	13,797	9,438	1,367
Interest expense	65,249	60,628	29,627	4,296
Share of loss of equity method investees	2,520	83	10,449	1,515
Impairment loss related to property, plant and equipment	30,381	27,388	—	—
Inventory write-downs and losses on purchase commitments relating to inventory and loss on inventory obsolescence	—	62,031	1,127,332	163,448
Allowance for credit losses	—	6,415	2,910	422
Changes in fair value of warrants and derivative liabilities	(272,327)	—	—	—
Deferred income tax, net	(22,847)	168,643	(128,338)	(18,607)
Loss on disposal of property, plant and equipment	379	19,843	55,880	8,102
Changes in operating assets and liabilities:
Prepayments and other current assets	459,301	(99,421)	(1,172,064)	(169,933)
Inventories	(516,867)	(611,557)	(5,920,182)	(858,346)
Operating lease right‑of‑use assets	(766,779)	(675,322)	(766,681)	(111,158)
Operating lease liabilities	817,149	695,940	799,750	115,953
Other non-current assets	1,656	(633,307)	(745,320)	(108,061)
Trade receivable	(107,246)	(5,459)	72,211	10,470
Deferred revenue	344,530	287,577	5,020	728
Trade and notes payable	2,530,350	6,162,009	10,593,584	1,535,925
Amounts due to related parties	9,442	(11,751)	(30,266)	(4,388)
Accruals and other current liabilities	131,111	932,119	1,166,947	169,191
Other non‑current liabilities	165,191	523,838	1,032,410	149,684
Net cash provided by continuing operating activities	3,139,656	8,340,385	7,380,266	1,070,038
Net cash provided by discontinued operating activities	148	—	—	—
Net cash provided by operating activities	3,139,804	8,340,385	7,380,266	1,070,038
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(675,187)	(3,444,573)	(5,127,899)	(743,475)
Disposal of property, plant and equipment	535	38	4,528	656
Purchase of long‑term investments	(65,000)	—	(713,775)	(103,488)
Placement of time deposits	(1,038,017)	(1,308,296)	(679,486)	(98,516)
Redemption of time deposits	601,968	1,630,773	514,242	74,558
Placement of short‑term investments	(105,279,461)	(220,850,351)	(58,268,079)	(8,448,077)
Redemption of short‑term investments	87,699,180	220,345,863	59,953,714	8,692,471
Placement of long-term financial instruments	—	—	(50,000)	(7,249)
Loan to a supplier	(6,000)	—	—	—
Cash paid related to purchase Changzhou Manufacturing Base Phase I and Phase II through acquisition of Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Changzhou Chehejin”), net of cash acquired (Note 10)	—	(563,118)	—	—
Cash paid related to the acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired (Note 5)	(35,448)	(67,580)	—	—
Acquisition of Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”, net of cash acquired (Note 5)	—	—	2,094	304
Net cash used in continuing investing activities	(18,797,430)	(4,257,244)	(4,364,661)	(632,816)
Net cash provided by discontinued investing activities	59,705	—	—	—
Net cash used in investing activities	(18,737,725)	(4,257,244)	(4,364,661)	(632,816)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance through an at-the-market equity offering program (the “ATM Offering”), net of issuance cost	—	—	2,462,300	357,000
Proceeds from exercise of stock options, share options and vesting of RSUs	—	1,139	6,728	975
Proceeds from borrowings	—	600,000	3,741,482	542,464
Repayment of borrowings	(144,700)	—	(661,118)	(95,853)
Repayment of unsecured corporate loan	—	(429,692)	—	—
Proceeds from issuance of Series D convertible redeemable preferred shares	3,829,757	—	—	—
Proceeds from issuance of convertible debt	—	5,533,238	—	—
Capital injection from noncontrolling interest	—	—	90,000	13,049
Proceeds from US IPO and concurrent private placements, net of issuance cost	11,034,685	—	—	—
Proceeds from HK IPO, net of issuance cost	—	11,004,778	—	—
Proceeds from issuance of ordinary shares	—	70	—	—
Proceeds from follow-on offering, net of issuance cost	9,990,955	—	—	—
Net cash provided by continuing financing activities	24,710,697	16,709,533	5,639,392	817,635
Net cash provided by financing activities	24,710,697	16,709,533	5,639,392	817,635
Effects of exchange rate changes on cash and cash equivalents and restricted cash	(376,646)	(472,129)	1,270,097	184,146
Net increase in cash, cash equivalents and restricted cash	8,736,130	20,320,545	9,925,094	1,439,003
Cash, cash equivalents and restricted cash at beginning of the year	1,436,389	10,172,519	30,493,064	4,421,079
Cash, cash equivalents and restricted cash at end of the year	10,172,519	30,493,064	40,418,158	5,860,082
Supplemental schedule of non‑cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(79,552)	(2,000)	—	—
Payable related to purchase of property, plant and equipment	(118,181)	(456,395)	(2,629,834)	(381,290)
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders	—	—	228,668	33,154
Supplemental Disclosures
Cash paid for interest, net of amounts capitalized	(613)	(10,173)	(87,935)	(12,749)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.	Organization and Nature of Operations

(a)Principal activities

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services in the People’s Republic of China (the “PRC”).

(b)History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEx”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps were as follows:

●	In accordance with the requirements under the Listing Decision LD43-3 of HKEx to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i) and (ii).
●	In April, 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) and Leading Ideal HK Limited’s (“Leading Ideal HK’s”) subsidiary each held 50% of equity interest of Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijng CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group’s consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company. The transaction was accounted for a common control transaction within the Group; accordingly, there was no impact to the Group’s consolidated financial information.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

As of December 31, 2022, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, China	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing Leading Automobile Sales Co., Ltd.(“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management	(i)
Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”)	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile and purchase of manufacturing equipment	(ii)
		Date of Incorporation	Place of Incorporation	Principal Activities	Notes
The VIEs
Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”)		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

Notes:

(i)	Jiangsu XD was Beijing CHJ’s subsidiary before the 2021 Reorganization.
(ii)	Upon the completion of 2021 Reorganization, Beijing CHJ and Leading Ideal HK’s subsidiary each held a 50% equity interest in Chongqing Lixiang Automobile which was previously a wholly owned subsidiary of Beijing CHJ. In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Variable interest entity

The Company’s subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the “VIEs”) and their respective shareholders. Through these arrangements the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810) and, accordingly, consolidates each VIE under US GAAP.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 were included in the accompanying Group’s consolidated financial statements as follows:

	As of December 31,
	2021	2022
	RMB	RMB
Current assets:
Cash and cash equivalents	5,311,800	18,529,655
Restricted cash	2,415,941	977,346
Time deposits and short-term investments	8,326,541	8,344,332
Trade receivable	103,056	—
Amounts due from the Group companies(1)	23,402,104	37,885,882
Inventories	1,396,992	254
Prepayments and other current assets	220,402	168,160
Total current assets	41,176,836	65,905,629
Non‑current assets:
Long‑term investments	97,854	142,539
Property, plant and equipment, net(2)	2,329,507	101,577
Operating lease right‑of‑use assets, net	731,874	693,111
Intangible assets, net	703,274	740,570
Other non‑current assets	1,107,674	583,967
Total non-current assets	4,970,183	2,261,764
Total assets	46,147,019	68,167,393
Current liabilities:
Short‑term borrowings	31,547	—
Trade and notes payable(2)	8,547,181	1,323,196
Amounts due to the Group companies(1)	31,999,140	60,539,514
Amounts due to related parties	1,277	23
Operating lease liabilities, current	80,606	40,707
Accruals and other current liabilities	515,036	334,333
Total current liabilities	41,174,787	62,237,773
Non‑current liabilities:
Long-term borrowings	479,453	500,000
Deferred revenue, non‑current	8,704	—
Operating lease liabilities, non‑current	719,628	738,673
Deferred tax liabilities, non-current	153,723	2,979
Other non‑current liabilities	14,333	7,720
Total non-current liabilities	1,375,841	1,249,372
Total liabilities	42,550,628	63,487,145
Total shareholders’ equity	3,596,391	4,680,248
Total liabilities and shareholders’ equity	46,147,019	68,167,393

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

	For the Year Ended December 31,
	2020	2021	2022

Third-party revenues(3)	8,001,067	6,294,675	—
Inter-company revenues(4)	8,553,798	22,287,788	7,211,082

Third-party cost	(7,790,586)	(20,171,861)	(4,534,351)
Inter-company cost(4)	(7,877,944)	(5,891,611)	(8,290)

Third-party expenses	(1,358,507)	(2,401,187)	(1,638,834)
Inter-company expenses	(25,858)	(65,750)	(302)

Share of loss from subsidiaries	(1,179)	(13)	—
Other income / (expense)	40,309	2,610,121	(358,394)
(Loss)/Income before income tax expense	(458,900)	2,662,162	670,911
Income tax (expense) / benefit	(36,309)	(117,413)	8,701
Net (loss)/income from continuing operations	(495,209)	2,544,749	679,612
Net income from discontinued operations	14,373	—	—
Net (loss)/income	(480,836)	2,544,749	679,612
Less: Net loss attributable to noncontrolling interests	(5,075)	—	—
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(475,761)	2,544,749	679,612

	For the Year Ended December 31,
	2020	2021	2022
Net cash provided by inter-company transactions(5)	2,194,342	7,341,282	2,834,408
Net cash provided by/(used in) other transactions	1,346,069	(8,693,141)	(10,922,189)
Net cash provided by/(used in) operating activities	3,540,411	(1,351,859)	(8,087,781)

Other investing activities with external entities	(1,665,982)	(8,641,045)	(2,149,494)
Net cash used in investing activities	(1,665,982)	(8,641,045)	(2,149,494)

Inter-company loan financing from Group companies	795,295	14,858,966	20,417,626
Other financing activities with external entities	(144,700)	81,308	1,598,877
Net cash provided by financing activities	650,595	14,940,274	22,016,503
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(188)	—	32
Net increase in cash, cash equivalents and restricted cash	2,524,836	4,947,370	11,779,260
Cash, cash equivalents and restricted cash at beginning of the year	255,535	2,780,371	7,727,741
Cash, cash equivalents and restricted cash at end of the year	2,780,371	7,727,741	19,507,001

The Company’s involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

Notes:

(1)	The amounts due from Group companies represent the funds provided by the consolidated VIEs to the WFOEs, and the operating receivables resulting from the provision of goods and services to WFOEs;

The amounts due to Group companies represent the funds provided by Group companies to the consolidated VIEs, and the operating payables resulting from the technical service fees charged by WFOEs.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(2)

The decrease in property, plant and equipment, net and trade and notes payable relates primarily to the transfer of Chongqing Lixiang Automobile’s equity interest from a VIE to Leading Ideal HK’s subsidiary as described in Note 1(b).

(3)

Third-party revenues were solely generated from sales of vehicles to customers by certain of the VIE subsidiaries before the 2021 Reorganization as described in Note 1(b). No third-party revenues were generated by the VIEs in 2022 as these same VIE subsidiaries have become equity owned/controlled subsidiaries after the 2021 Reorganization.

(4)

Represents the inter-group revenues for technical service fees, inter-company sales of vehicles and transfer of intangible assets and inter-group costs recognized by the consolidated VIEs related to the sales of vehicles and transfer of intangible assets between the consolidated VIEs and subsidiaries of the Group. There were no management fees paid by VIEs to WOFEs as the VIEs were in each in an accumulated deficit position as of December 31, 2022.

(5)

For the years ended December 31, 2020, 2021, and 2022, cash paid by subsidiaries to VIEs for technical service fees, inter-company sales of vehicles and inter-company transfer of intangible assets were RMB2,194,342, RMB7,341,282 and RMB2,834,408, respectively. For the years ended December 31, 2020, 2021 and 2022, no management fees were paid by VIEs to Wheels Technology as each of the VIEs was in an accumulated deficit as of December 31, 2022 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810) in the Group’s consolidated VIEs and the VIEs’ subsidiaries and can have assets transferred out of the such VIEs and VIEs’ subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group’s VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs amounting to RMB7,103,472 and RMB5,230,100 as of December 31, 2021 and 2022, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The accumulated deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB1,229,463 and RMB549,853 as of December 31, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, no management fees were paid by VIEs to the WOFEs as each of the VIEs was in accumulated deficit as of December 31, 2022 (pursuant to each management fee arrangement with the VIEs).

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

(e)Impact of the COVID-19

Due to the COVID-19 pandemic and the related nationwide precautionary and control measures that were adopted in China starting in January 2020, the Company postponed the production in its Changzhou manufacturing facility after the Chinese New Year holiday in February 2020, and also experienced short term delays in the suppliers’ delivery of certain raw materials needed for production. As a result of varying levels of travel and other restrictions for public health concerns in various regions of China, the Group also temporarily postponed the delivery of Li ONE to customers. Following this temporary closure in February 2020, the Group reopened the retail stores and delivery and servicing centers and have resumed vehicle delivery to customers. Subsequent to March 31, 2020, the Group continuously increased their production capacity and delivery to normal level as the Group had recovered from the adverse impact of COVID-19 across China through the third quarter of 2021.

Since October 2021, the supply of semiconductor chips used for automotive manufacturing has experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for the Group’s millimeter-wave radar supplier had been severely hampered, and the production and deliveries for the third quarter of 2021 had been adversely affected. Subsequent to December 2021, the Group gradually resumed normal vehicle production by continuing to obtain the chips or other semiconductor components at a reasonable cost from multiple sources.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

In late March and April 2022, the COVID-19 resurgence in the Yangtze Delta region of China caused renewed and severe industry-wide disruptions in supply chain, logistics and production. The Group’s Changzhou manufacturing base is located in the center of the Yangtze Delta region, which is home to over 80% of the Group’s parts suppliers, especially in Shanghai and Kunshan. Certain suppliers in Shanghai and Kunshan temporarily terminated the production or delivery of their products completely, resulting in the Group unable to maintain adequate inventory for production demand. This had a material adverse impact on production in April 2022, resulting in delayed deliveries for customers. The Group has been working with vendors to restore production capacity with the objective to shorten the delivery waiting time for Li ONE customers. Despite the significant ongoing industry-wide parts supply chain challenges resulting from the COVID-19 pandemic, the Group’s production and delivery of vehicles gradually began to resume and sustain pre-pandemic levels beginning in May 2022.

With the COVID-19 resurgence gradually under control and the Zero-COVID policy being modified by the Chinese government, most of the travel restrictions and quarantine requirements were lifted in December 2022. Following this change, the Group continued to expand its sales networks to meet the increasing demands from customers. Despite the impact of the COVID-19 resurgence, the Group reported a year-over-year revenue growth for the year ended December 31, 2022. In light of the uncertainties in the global market and economic conditions attributable to the COVID-19 pandemic, the Group will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to its financial condition and liquidity.

2. Summary of Significant Accounting Policies

(a)Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with US GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Significant accounting estimates reflected in the Group’s consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments and derivative instruments, useful lives and assessment for impairment of long-lived assets and intangible assets, the provision for credit losses of financial assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiary which are incorporated in Hong Kong and Singapore are United States dollars (“US$”). The functional currencies of the other subsidiaries, the VIEs and the VIEs’ subsidiaries are their respective local currencies (“RMB”). The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income/(loss).

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The resulting foreign currency translation adjustments are recorded in other comprehensive income/(loss) in the consolidated statements of comprehensive income/(loss), and the accumulated foreign currency translation adjustments are presented as a component of accumulated other comprehensive income/(loss) in the consolidated statements of shareholders’ equity. Total foreign currency translation adjustment loss were RMB1,020,728 and RMB516,687 for the years ended December 31, 2020 and 2021, respectively, and foreign currency translation adjustment income was RMB1,327,761 for the year ended December 31, 2022.

(e)Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

(f)Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less. As of December 31, 2021 and 2022, the Group had cash held in accounts managed by online payment platforms such as China Union Pay in connection with the collection of vehicle sales for a total amount of RMB33,540 and RMB68,824, respectively, which have been classified as cash and cash equivalents on the consolidated balance sheets.

Cash that is restricted as to withdrawal for use or pledged as security is reported separately on the face of the consolidated balance sheets and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 14).

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Cash, cash equivalents and restricted cash as reported in the consolidated statements of cash flows are presented separately on our consolidated balance sheets as follows:

	As of December 31,
	2021	2022
Cash and cash equivalents	27,854,224	38,478,016
Restricted cash	2,638,840	1,940,142
Total cash, cash equivalents and restricted cash	30,493,064	40,418,158

(g)Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as “Time deposits and short‑term investments”, while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the consolidated statements of balance sheets as “Long‑term investments”.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the consolidated statements of balance sheets as “Time deposits and short‑term investments”, while those financial instruments which have maturity dates longer than one year are classified as long-term investments in the consolidated statements of balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net”.

(h)Trade receivables and current expected credit losses

Trade receivables primarily includes commission service fee receivables derived from insurance companies and banks (the company earns such fees in facilitating customer use of services offered by these entities), and vehicle sale receivables related to government subsidies to be collected from the government on behalf of customers. The Group provides an allowance against trade receivables based on the expected credit loss approach (see below) and writes off trade receivables when they are deemed uncollectible. No material allowance for credit loss on trade receivables was recognized for the years ended December 31, 2021 and 2022.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses, which introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables and net investments in leases. The Group assessed that trade receivables, other current assets, and other non-current assets are within the scope of ASC 326. The Group has identified the relevant risk characteristics of trade receivables, other current assets, and other non-current assets which include size, type of the services or the products the Group provides, or a combination of these characteristics, the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses, etc. Other key factors that influence the expected credit loss analysis include industry-specific factors that could impact the credit quality of the Group’s receivables. This is assessed at each quarter based on the Group’s specific facts and circumstances. All forward looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Considering the macroeconomic and market turmoil caused by COVID-19, the Group is continuously monitoring data and trends and took the latest available information into consideration.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group adopted ASC 326 and several associated ASUs on January 1, 2021 using a modified retrospective approach with a cumulative effect recorded as an increase of accumulated deficit in the amount of RMB1,955. As of January 1, 2021, upon the adoption, the expected credit loss provisions for the current assets and non-current assets were RMB972 and RMB983, respectively. For the years ended December 31, 2021 and 2022, the Group recorded RMB6,415 and RMB2,910 in expected credit losses in selling, general and administrative expenses, respectively. As of December 31, 2021 and 2022, the expected credit loss reserves recorded in current assets were RMB2,659 and RMB4,754, and recorded in non-current assets were RMB3,757 and RMB4,572, respectively.

The Group typically does not carry significant trade receivables related to vehicle sales and related sales as customer payments are due prior to vehicle delivery, except for amounts of vehicle sales in relation to government subsidies to be collected from the government on behalf of customers. Other current assets and other non-current assets primarily consist of other receivables and deposits. The following table summarizes the activity in the allowance for credit losses related to trade receivables, other current assets and other non-current assets for the years ended December 31, 2021 and 2022:

	For the Years Ended December 31,
	2021	2022
Balance as of the beginning of the year	1,955	6,416
Provisions	6,415	24,163
Reversals	(1,954)	(21,253)
Balance as of the end of the year	6,416	9,326

(i)Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either other current or non-current assets or other current liabilities or non-current liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated statements of comprehensive income/(loss) or in other comprehensive income/(loss) depending on the use of the derivatives and whether they qualify for hedge accounting.

The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in foreign currency rates with foreign exchange forwards and option contracts. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group’s derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in “Interest income and investment income, net” in the consolidated statements of comprehensive income/(loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

Derivative instruments are presented as net if rights of setoff exist, with all of the following conditions met: (a) each of two parties owes the other determinable amounts; (b) the reporting party has the right to set off the amount owed with the amount owed by the other party; (c) the reporting party intends to set off; and (d) the right of setoff is enforceable at law.

The Group did not have any outstanding derivative account balances instruments as of December 31, 2021 and 2022 due to related maturities prior to December 31, 2021. The Group recorded a fair value gain of RMB73,824 and nil in Interest income and investment income, net on the consolidated statement of comprehensive loss for the years ended December 31, 2021 and 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(j)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written-down, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Company recognized nil, RMB51,256 and RMB1,112,015 in write-downs of inventories to net realizable value and losses on inventory purchase commitments in cost of sales for the years ended December 31, 2020, 2021 and 2022, respectively (Note 7).

(k)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, equipment and software and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Motor vehicles represent vehicles used for the Group’s daily operation, including driving testing purpose. Construction in progress is transferred to specific property, equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries and facilities	3 to 10 years
Equipment	3 to 5 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive income/(loss).

The Company reviews the estimated useful lives of its Property, plant and equipment on an ongoing basis. In evaluating useful lives, the Company considers how long assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

As of December 31, 2022, the Company completed an assessment of the estimated units of production of certain mold and tooling and the useful lives of certain production facilities, all of which can only be used for Li ONE vehicle production. The Company’s assessment in the third quarter of 2022, which reflects the planned cessation of Li ONE production by the end of October 2022, indicated that certain production facilities directly used for Li ONE vehicle production will not be used for the period of time originally estimated. As a result, the Company changed its estimates of useful lives for the certain production facilities from 10 years to 3 years, after considering the Company’s planned model succession from 2021 Li ONE to Li L8. In addition, depreciation of certain mold and tooling that are directly used in Li ONE production was also accelerated based on management’s revised best estimate for 2021 Li ONE’s production volume using the unit-of-production depreciation method. As a result of these changes in estimates, which are treated prospectively, the Company recorded an increase in depreciation expense of RMB357,500, for the year ended December 31, 2022.

(l)Intangible assets, net

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

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Company acquired the automotive manufacturing permission and the insurance agent license. The Company expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. Therefore, the Company considers the useful life of these intangible assets to be indefinite.

The newly acquired insurance agent license in 2022 is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a normal activity, those providing the basis for the indefinite life assumption.

(m)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Group’s acquisitions of interests in its subsidiaries and consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually and more frequently if indicators of impairment exist. No impairment loss of goodwill was recognized for the year ended December 31, 2022.

(n)Impairment of long-lived assets and intangible assets

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC 360. The Company measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. The impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. RMB30,381, RMB27,388 and nil impairment of long-lived assets were recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Company first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Company determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Company calculates the fair value of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Company recognizes an impairment loss in an amount equal to that excess. In consideration of the growing electric vehicle industry in China, the Group’s improving financial performance, and the Group’s future manufacturing and sales plans, the Company determined that it is not likely that the indefinite-lived intangible assets was impaired as of December 31, 2020, 2021 and 2022.

(o)Long-term investments

Long-term investments are comprised of investments in publicly traded companies and privately-held companies, as well as long-term time deposits and long-term financial instruments.

Equity Investments with Readily Determinable Fair Values

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Equity Investments without Readily Determinable Fair Values

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

Equity investments accounted for using the equity method

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in the equity method investment on our consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize our proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. No impairment of equity method investments was recognized for the years ended December 31, 2020, 2021 and 2022.

The Group assesses its investments in privately-held companies for impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. If this assessment indicates that an impairment exists, the Group estimates the fair value of the investment and writes down the investment to its fair value, taking the corresponding charge to the consolidated statements of comprehensive income/(loss).

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices of similar financial products provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as “Interest income and investment income, net.”

(p)Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. During the reporting period, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB133,162, RMB482,536 and RMB1,092,499 for the years ended December 31, 2020, 2021 and 2022, respectively.

(q)Product warranties

The Group provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income/(loss). The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty for certain vehicle models which is sold separately through a vehicle sales contract. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and should be accounted for in accordance with ASC 606.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The accrued warranty activity consists of the following:

	For the Years Ended December 31,
	2021	2022
Accrued warranty at beginning of the year	233,366	842,345
Warranty cost incurred	(22,558)	(48,963)
Provision for warranty	631,537	800,930
Accrued warranty at end of the year	842,345	1,594,312
Including: Accrued warranty, current	154,276	141,832
Accrued warranty, non-current	688,069	1,452,480

(r)Revenue recognition

The Group launched the first volume manufactured extended-range electric vehicle, Li ONE, to the public in October 2018 and started making deliveries to customers in the fourth quarter of 2019. The Group released the 2021 Li ONE in May 2021, which is upgraded version of Li ONE and terminated the production of the first model Li ONE in May 2021. From June 2022, the Company launched extended-range electric vehicle L-Series to the public and started making deliveries to customers from August 2022. Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as the sales of Li Plus Membership.

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

Vehicle sales

The Group generates revenue from sales of vehicles, currently the L-Series and Li ONE, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of L-Series and Li ONE, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) and initial owner extended warranty subject to certain conditions, which are accounted for in accordance with ASC 606. The standard warranty provided by the Group is accounted for in accordance with ASC 460, Guarantees, and the estimated costs are recorded as a liability when the Group transfers the control of L-Series or Li ONE to a customer.

Customers only pay the amount after deducting the government subsidies to which they are entitled for the purchase of new energy vehicles, which is applied on their behalf and collected by the Group from the government according to the applicable government policy. The Group has concluded that government subsidies should be considered as a part of the transaction price it charges the customers for the new energy vehicles, as the subsidy is granted to the purchaser of the new energy vehicles and the purchaser remains liable for such amount in the event the subsidies were not received by the Group due to his fault such as refusal or delay of providing application information. Since July 2020, the Group was no longer eligible for the government subsidies as the Group’s selling price of vehicles is higher than threshold in the circular issued by the certain PRC authorities.

The overall contract price is allocated to each distinct performance obligation based on the relative estimated standalone selling price in accordance with ASC 606. The revenue for sales of the L-Series and Li ONE and charging stalls are recognized at a point in time when the control of the product is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

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

The Group concludes the customer loyalty points offered to customers in connection with the purchase of the L-Series and Li ONE is a material right and is considered as a separate performance obligation according to ASC 606, and should be taken into consideration when allocating the transaction price of the sales of vehicle. The amount allocated to the customer loyalty points as separate performance obligation is recorded as contract liability (deferred revenue) and revenue should be recognized when the customer loyalty points are used or expired.

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

Sales of Automotive Regulatory Credits

Pursuant to the measurements and policies promulgated by China’s Ministry of Industry and Information Technology (“MIIT”), each of the vehicle manufacturers or importers above a certain scale is able to earn Automotive Regulatory Credits by manufacturing or importing New Energy Vehicle (“NEV”). The Automotive Regulatory Credits are tradable and sold to other companies through a credit management system established by MIIT. The Group earns the tradable new energy vehicle credits from the production of the Group’s electric vehicles. The Group sells these credits at agreed price to other regulated entities who can use the credits to comply with the regulatory requirements. The Group recognized revenue on the sale of Automotive Regulatory Credits at the time control of the Automotive Regulatory Credits were transferred to the purchasing party in September 2021 as MIIT has completed the review and approved the sale of Automotive Regulatory Credits, the related NEV Credits have been transferred to purchasing party. The full consideration for sale of Automotive Regulatory Credits was collected by the Group in the fourth quarter of 2021. There was no revenue from the sale of automotive regulatory credits for the years ended December 31, 2022.

Practical expedients and exemptions

The Group elects to expense the costs to obtain a contract as incurred given the majority of the contract considerations for vehicle sales are allocated to the sales of L-Series and Li ONE and recognized as revenue upon transfer of control of the vehicles, which is within one year after entering the sales contracts.

(s)Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write-down the carrying value of the inventory when it exceeds its estimated net realizable value and to provide for on-hand inventory that is either obsolete or in excess of forecasted demand, loss on inventory purchase commitment as well as impairment charges of certain property, plant and equipment.

2.Summary of Significant Accounting Policies (Continued)

Other sales and services

Cost of other sales and services generally includes cost of accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

(t)Research and development expenses

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

Research and development (“R&D”) expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation for those employees engaged in research, design and development activities; design and development expenses, primarily includes consultation fees, validation and testing fees; depreciation and amortization expenses of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(u)Sales and marketing expenses

Sales and marketing expenses consist primarily of salaries and other compensation related expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and servicing centers and other expenses.

(v)General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation for employees involved in general corporate functions, including finance, legal and human resources, depreciation and amortization expenses primarily relating to leasehold improvements, rental and other general corporate related expenses.

(w)Government grants

The Group’s PRC based subsidiaries receive government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities and capacity subsidies related to the Chongqing Manufacturing Base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances. The Group recorded specific purpose subsidies as a non-current liability if the amount is received in advance. For specific subsidies, upon government acceptance of the related project construction or asset acquisition, the specific purpose subsidies are recognized to reduce the cost of asset acquisition. Other subsidies are recognized as Others, net upon receipt as further performance by the Group is not required.

As of December 31, 2021 and 2022, other non-current liabilities included nil and RMB431,735 in deferred government grants relating to specific government subsidies for construction production plants and facilities and product development, respectively. These government grants are expected to be amortized using the straight-line method as a deduction of the depreciation expense of these assets over their useful lives upon construction and when placed in use.

(x)Fair value

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

2. Summary of Significant Accounting Policies (Continued)

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

(y)Share-based compensation

The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the occurrence of a qualified IPO as performance condition, are measured at the grant date fair value. Cumulative share-based compensation expenses for the options that have satisfied the service condition should be recorded upon the completion of the US IPO, using the graded-vesting method. This performance condition was met upon the completion of the Company’ US IPO in August 2020 and the associated share-based compensation expense for awards vested as of that date were recognized. Employees’ share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures.

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

(z)Taxation

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

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2021 and 2022.

(aa)Discontinued operations

Discontinued operations are reported when a component of the Group comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Group is classified as held for disposal or has been disposed of, if the disposal of the component (1) represents a strategic shift and (2) have a major impact on the Group’s financial results. In the consolidated statements of comprehensive loss, results from discontinued operations is reported separately from the income and expenses from continuing operations and prior periods are presented on a comparative basis. Cash flows for discontinuing operations are presented separately in the consolidated statements of cash flow and Note 20. In order to present the financial effects of the continuing operations and discontinued operations, revenues and expenses arising from intra-group transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operations.

(ab)Leases

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

The land use rights are operating leases with terms of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than a year to 20 years. Operating leases are included in operating lease right of use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. As of December 31, 2022, all of the Group’s ROU assets were generated from leased assets in the PRC.

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

(ac)Loss per share

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the loss. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ad)Comprehensive loss

Comprehensive loss is defined to include all changes in equity/(deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Accumulated other comprehensive income/(loss), as presented in the consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(ae)Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the Group’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole, and hence, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segment information is presented.

3. Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40). For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity’s own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company has early adopted this new accounting update on a modified retrospective basis from January 1, 2021 and reported the convertible debt as one single unit of account of long-term borrowings on the balance sheet (Note 13(1)).

In November 2021, the FASB issued ASU No. 2021-10, Government Assistance (Topic 832). This ASU requires business entities to disclose information about government assistance they receive if the transactions were accounted for by analogy to either a grant or a contribution accounting model. The disclosure requirements include the nature of the transaction and the related accounting policy used, the line items on the balance sheets and statements of operations that are affected and the amounts applicable to each financial statement line item and the significant terms and conditions of the transactions. The ASU is effective for annual periods beginning after December 15, 2021. The disclosure requirements can be applied either retrospectively or prospectively to all transactions in the scope of the amendments that are reflected in the financial statements at the date of initial application and new transactions that are entered into after the date of initial application. We adopted the ASU prospectively on January 1, 2022. Adoption of this ASU did not have a material impact on our consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2021 and 2022, most of the Group’s cash and cash equivalents, restricted cash and time deposits and short-term investments, long-term deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, time deposits and short-term investments, long-term deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments denominated in RMB that are subject to such government controls amounted to RMB24,509,656 and RMB55,065,266 as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 6.5% and 2.3% in 2020 and 2021, respectively. The depreciation of the RMB against the US$ was approximately 8.2% in 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

5. Acquisition of Chongqing Zhizao and Changzhou Huixiang

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

The Acquisition was completed on December 29, 2018 (the “Acquisition Date”) when the legal procedures were completed. Total consideration for the Acquisition was RMB650,000 in cash. As of December 31, 2021, the Group settled the aggregate amount of RMB648,000, of which RMB8,000 was settled with the outstanding loan receivable from Chongqing Lifan Holdings Ltd. (“Lifan Holdings”).

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

Acquisition of Changzhou Huixiang

In July 2021, Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”), a wholly owned subsidiary of the Group, and Suzhou Huichuan United Power System Co., LTD (“Suzhou Huichuan”), an independent third party, signed a shareholders’ agreement (the “Agreement”) to establish Changzhou Huixiang New Energy Auto Parts Co., LTD (“Changzhou Huixiang”), which engaged in producing auto parts for NEVs.

The registered capital of Changzhou Huixiang was RMB150,000, and Beijing CHJ will contribute RMB73,500 to acquire a 49% ownership share. In January 2022, both Beijing CHJ and Suzhou Huixiang have injected RMB30,000 in Changzhou Huixiang.

In September 2022, Beijing CHJ and Suzhou Huichuan entered into another agreement regarding the investment in Changzhou Huixiang. Both parties agreed that Beijing CHJ would contribute RMB87,040 to acquire 87.34% shares, with Suzhou Huichuan making no further capital contribution. Beijing CHJ has 4 out of 5 seats on the Changzhou Huixiang Board of Directors and Suzhou Huichuan has one seat. Upon the completion of the transaction, the Goup has voting interest control over Changzhou Huixiang and consolidates the entity in the Group’s consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

6. Trade receivables

An aging analysis of the trade receivables as of December 31, 2021 and 2022, based on the recognition date and net of credit loss provisions, is as follows:

	As of December 31,
	2021	2022
Within 3 months	16,462	35,065
Between 3 months and 6 months	890	41
Between 6 months and 1 year	—	1
More than 1 year	103,189	13,274
Total	120,541	48,381

The Company received government subsidies on behalf of customers for purchases of new energy vehicles of RMB89,840 in 2022, whose aging was more than 1 year as of December 2021.

7. Inventories

Inventories consist of the following:

	As of December 31,
	2021	2022
Finished products	149,089	3,477,457
Raw materials, work in process and supplies	1,468,801	3,327,236
Total	1,617,890	6,804,693

Raw materials, work in process and supplies as of December 31, 2021 and 2022 primarily consist of materials for volume production which will be transferred into production cost when incurred as well as spare parts used for after sales services.

Finished products include vehicles ready for transit at production plants, vehicles in transit to fulfil customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations.

The Company recognized inventory write-downs and losses on inventory purchase commitments which were recorded in cost of sales of nil and RMB51,256 for the years ended December 31, 2021, and RMB592,545 and RMB 519,470 for the years ended December 31, 2022, respectively. The amount recognized for the year ended December 31, 2022 was related primarily to the Company’s phase out plan of the Li ONE vehicle which considers a related forecasted decline in future sales and resulting excess inventory levels.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

Property, plant and equipment and related accumulated depreciation were as follows:

	As of December 31,
	2021	2022
Production machineries and facilities(i)	804,281	3,226,785
Construction in process (ii)	1,942,953	2,748,697
Mold and tooling	1,098,392	2,721,990
Buildings	409,123	2,046,472
Leasehold improvements	660,902	1,070,995
Equipment	266,745	626,502
Motor vehicles	59,702	615,231
Buildings improvements	297,163	314,987
Total	5,539,261	13,371,659
Less: Accumulated depreciation(iii)	(983,222)	(2,156,225)
Less: Accumulated impairment loss (iv)	(57,770)	(27,536)
Total property, plant and equipment, net	4,498,269	11,187,898

The Group recorded depreciation expense of RMB312,011, RMB579,097 and RMB1,194,781 for the years ended December 31, 2020, 2021 and 2022, respectively.

(i)	On August 27, 2021, Beijing CHJ entered into an investment agreement with Mianyang Xinchen(“Xinchen”), a wholly owned subsidiary of Xinchen China Power Holdings Limited, relating to the formation of Sichuan Li Xinchen Technology Co., Ltd (“Sichuan Li Xinchen”) in Mianyang, Sichuan Province, China. According to the investment agreement, Bejing CHJ has a 51% equity interest in Sichuan Li Xinchen and has the right to nominate three board members (out of five), therefore, providing Beijing CHJ with a controlling interest over Sichuan Li Xinchen. In June 2022, Sichuan Li Xinchen received a capital contribution of long-lived assets amounting to RMB228,668 from Xinchen and completed the necessary legal procedures as required in the investment agreement (pursuant to which Bejing CHJ will maintain a 51% equity interest).
(ii)	Construction in process is primarily comprised of production plants, facilities, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models in Changzhou Manufacturing Base construction and Beijing Manufacturing Base construction

In July 2021, the Group signed a memorandum and a series of agreements (collectively “Beijing Manufacturing Base Agreements”) for collaboration on a construction and expansion project of an automobile manufacturing plant, for the Group’s specific use, in Shunyi District, Beijing, with an enterprise affiliated with the Beijing local government (“the Developer Enterprise”). Since May, 2022, the Group was entitled to lease the plant facility from the Developer Enterprise (responsible for the construction of the plant) with exemption of rental expenses to September 2028, and agreed to acquire the plant in September 2028. In October 2021, construction commenced on the Beijing Manufacturing Base, which is scheduled to be put into use in 2023. As of December 31, 2022, RMB469,317 of construction in process and along with RMB214,092 of other non-current liabilities were recognized in the consolidated balance sheet.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net (Continued)

(iii)	As of December 31, 2022, the Company completed a necessary assessment of the estimated units of production of certain mold and tooling and the useful lives of certain production facilities directly used for Li ONE vehicle production. The assessment was determined to be necessary as a result of the Company’s decision during the third quarter, 2022 to cease Li ONE production by the end of October 2022 (as a result of the Company’s planned migration to the Li L8 model). As a result of this assessment, the Company changed the estimated useful lives relating to dedicated Li ONE production facilities from 10 years to 3 years. In addition, depreciation of certain mold and tooling that are directly used in Li ONE production was also accelerated based on management’s best estimate for 2021 Li ONE’s production volume when using the unit-of-production depreciation method. As a result, the effect of these changes in estimates, accounted for on a prospective basis, was an increase in depreciation expense of RMB357,500 for the year ended December 31, 2022.
(iv)	The Group launched 2021 Li ONE in May 2021, which subsequently led to a reduction in production and sales volume relating to the first model Li ONE. As of December 31, 2021, the Group recorded an impairment loss of RMB27,388 on its production facilities and mold and tooling used in the production of the first model Li ONE as a significant portion of the carrying value of these assets are not expected to be recovered in the foreseeable future. The Group recorded an impairment loss of RMB30,381, RMB27,388 and nil for property, plant and equipment for the years ended December 31, 2020, 2021 and 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

9. Intangible Assets, Net

Intangible assets and related accumulated amortization were as follows:

	As of December 31,
	2021	2022
Automotive Manufacturing Permission (Note 5)	647,174	647,174
Insurance Agent License	—	35,000
Indefinite‑lived intangible assets, net	647,174	682,174
Software	137,576	202,848
Patents	694	694
Definite‑lived intangible assets	138,270	203,542
Less: Accumulated amortization
Software	(33,290)	(52,402)
Patents	(694)	(694)
Accumulated amortization	(33,984)	(53,096)
Definite‑lived intangible assets, net	104,286	150,446
Total intangible assets, net	751,460	832,620

The newly acquired Insurance Agent License is considered to be an indefinite lived intangible asset and is carried at cost less any subsequent impairment loss. The Group believes, based upon regulatory precedent, that ongoing required license renewals (as approved by government authorities) is a normal activity, those providing the basis for the indefinite life assumption.

The Group recorded amortization expense of RMB8,985, RMB11,300 and RMB19,074 for the years ended December 31, 2020, 2021 and 2022, respectively.

As of December 31, 2022, amortization expenses related to intangible assets for future periods are estimated to be as follows:

As of December 31,
2023	21,310
2024	18,558
2025	16,500
2026	15,674
2027 and thereafter	78,404
Total	150,446

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores and delivery and servicing centers and the finance lease was the lease of Changzhou manufacturing base production plants (Note 8(ii)).

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2020	2021	2022
Lease cost
Finance lease cost:
Amortization of assets	15,346	12,122	—
Interest of lease liabilities	21,851	19,322	—
Operating lease cost	176,788	367,375	698,280
Short‑term lease cost	4,937	15,559	54,683
Total	218,922	414,378	752,963

Operating lease cost is recognized as rental expenses in consolidated statements of comprehensive loss.

Short-term lease cost is recognized as rental expenses in consolidated statements of comprehensive loss on a straight-line basis over the lease term.

	For the Year Ended December 31,
	2020	2021	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	126,418	346,757	610,490
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	896,804	1,120,392	2,071,200

Supplemental balance sheet information related to leases was as follows (in thousands, except lease terms and discount rate):

	As of December 31,
	2021	2022
Operating Leases
Land use rights, net	289,810	1,010,640
Operating lease right-of-use assets, net (excluding land use rights)	1,771,682	2,528,271
Total operating lease assets	2,061,492	3,538,911
Operating lease liabilities, current	473,245	696,454
Operating lease liabilities, non-current	1,369,825	1,946,367
Total operating lease liabilities	1,843,070	2,642,821

	As of December 31,
	2021	2022
Weighted-average remaining lease term
Land use rights	47 years	49 years
Operating leases	8 years	7 years
Weighted-average discount rate
Land use rights	—	—
Operating leases	5.8%	5.8%

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

Maturities of lease liabilities were as follows:

As of December 31, 2022
Operating leases
2023	824,247
2024	584,377
2025	377,332
2026	263,142
2027	195,680
Thereafter	965,491
Total undiscounted lease payments	3,210,269
Less: imputed interest	(567,448)
Total lease liabilities	2,642,821

Acquisition of Changzhou Manufacturing Base Phase I and Phase II and termination of lease agreements

In November 2021, Jiangsu CHJ, as a subsidiary of the Group, entered into an equity transfer agreement to acquire an 100% equity interest in Changzhou Chehejin which owns the legal title of Changzhou Manufacturing Base Phase I and Phase II Land use rights and Plants. According to the equity transfer agreement, the total consideration for this transaction was RMB567,118 in cash, of which RMB537,009 was paid as of December 31, 2022. Upon the completion of the transaction, the legal titles of Changzhou Manufacturing Base Phase I and II, including Land use rights and Plants, were transferred to the Group, and the original lease agreements were terminated accordingly.

There were no inputs and substantive processes acquired to significantly contribute to the ability to create outputs (no workforce or revenue supporting processes were acquired in connection with this transaction). Accordingly, this transaction was accounted for as an asset acquisition.

According to ASC 842-20-40-2, the termination of a lease that results from the purchase of an underlying asset by the lessee is not the type of termination of a lease contemplated but, rather, is an integral part of the purchase of the underlying asset. Upon the Group’s purchase of the Changzhou Manufacturing Base Phase I and II Land use right and Plants, the difference between the total consideration of this transaction and the carrying amount of the lease liabilities arising from Phase I assets and short-term borrowings arising from Phase II assets immediately prior to the transaction was recorded as an adjustment of the carrying amount of the asset, with an amount of RMB47,876 on the consolidated balance sheet as of December 31, 2021.

Acquisition of land use rights in Changzhou and Chongqing

For the year ended December 31, 2022, the Group acquired land use rights to construct production plants and facilities for manufacturing vehicles of the Group in Changzhou and Chongqing, the PRC. The total consideration of land use rights was RMB766,662 that was fully paid as of December 31, 2022.

Land use rights are classified as an operating lease and are recorded at cost, as a right of use asset less accumulated amortization. Amortization is provided on a straight-line basis over the estimated useful lives which are 50 years that represent the terms of land use rights certificate. The Group recorded amortization of land use rights in Changzhou and Chongqing of RMB12,807 for the year ended December 31, 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Other Non-current Assets

Other non-current assets consist of the following:

	As of December 31,
	2021	2022
Long-term deposits paid to vendors	653,030	1,319,816
Prepayments for purchase of property, plant and equipment (i)	1,051,415	641,748
Deductible VAT input, non-current	263,390	454,359
Others	16,998	9,942
Less: Allowance for credit losses	(3,757)	(4,572)
Total	1,981,076	2,421,293
(i)	Prepayments for purchase of property, plants and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling related to manufacturing of the extended-range electric SUV vehicles and BEV models, a portion of Beijing, Chongqing and Changzhou Manufacturing Bases construction and production facilities and equipment relating to manufacturing of engines and parts of Sichuan Li Xinchen.

12. Long-term Investments

The Group’s long-term investments on the consolidated balance sheets consisted of the following:

	As of December 31,
	2021	2022
Equity investments:
Equity Securities Without Readily Determinable Fair Values	93,150	558,004
Equity investments accounted for using the equity method	34,704	155,053
Equity Security With Readily Determinable Fair Values	28,452	12,966
Long-term held-to-maturity investments:
Long-term time deposits	—	707,853
Long-term financial instruments	—	50,615
Total Long-term Investments	156,306	1,484,491

Equity Security with Readily Determinable Fair Values

Equity security with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

The following table shows the carrying amount and fair value of equity securities with readily determinable fair values:

			Foreign Currency
Cango Inc.	Cost Basis	Unrealized Loss	Translation	Fair Value
As of December 31, 2021	100,303	(73,535)	1,684	28,452
As of December 31, 2022	100,303	(91,063)	3,726	12,966

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Long-term Investments (Continued)

The Company purchased 2,633,644 shares of Series C preferred shares issued by Cango Inc. (“Cango”), with a total cash consideration of US$15,634 (RMB100,303) in 2018. This investment was initially recorded as an equity holding without a readily determinable fair value given Cango was still a privately held company at that time. In July 2018, Cango completed its listing on the New York Stock Exchange (“Cango IPO”) and the Series C preferred shares held by the Company were converted to Class A ordinary shares of Cango.

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

Any unrealized gain or loss is recognized in Interest income and investment income, net in the consolidated statements of comprehensive loss.

Equity Securities without Readily Determinable Fair Values

Equity securities without determinable fair value represent investments in privately held companies with no readily determinable fair value. The Group’s investments are preferred shares, which are not considered as common stock or in substance common stock. Upon adoption of ASU 2016-01 on January 1, 2018, the Group elected the measurement alternative and recorded these investments at cost, less impairment (if any), adjusted for subsequent observable price changes.

In March 2022, one of the Group’s subsidiaries—Chongqing Chezhiyuan, entered into an agreement with Xin Wang Da Electronics Limited (“Xin Wang Da Electronics”), an A-share listed company engaging in design, production and sale of lithium battery cells and modules to purchase certain Series Pre-A preferred shares of Xin Wang Da Electric Vehicle and Battery Limited (“the investee”), a subsidiary of Xin Wang Da Electronics. This transaction, with a total consideration of RMB400,000, resulted in the Group’s 3.2% equity ownership in the investee at the acquisition date, which was diluted to 2.4% as a result of a financing transaction completed by the investee in Ocotober 2022. As of December 31,2022, Chongqing Chezhiyuan has fully paid the investment consideration of RMB400,000.

Impairment charges of nil, nil and RMB7,200 were recorded in Interest income and investment income, net in the consolidated statements of comprehensive loss for the years ended December 31, 2020, 2021 and 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings

Borrowings consist of the following:

					Interest Rate	As of December 31,
	Maturity Date	Classification	Principal Amount		Per Annum	2021	2022
Convertible debt(1)	May 1, 2028	Non-current	US$	862,500	0.25%	5,397,941	5,913,715
Secured borrowing(2)	February 15, 2027	Current and Non-current	RMB	900,000	5-year LPR - 0.40%	—	900,000
Secured borrowing(3)	June 21, 2034	Non-current	RMB	625,383	5-year LPR - 0.80%	—	625,383
Secured borrowing(4)	September 28, 2029	Current and Non-current	RMB	600,000	5-year LPR - 0.31%	600,000	600,000
Credit guaranteed borrowing(5)	June 29, 2024	Current and Non-current	US$	50,000	SOFR	—	348,230
Credit guaranteed borrowing(6)	July 26, 2025	Current and Non-current	RMB	300,000	1-year LPR	—	300,000
Unsecured borrowing(7)	March 8, 2024	Non-current	RMB	260,000	1-year LPR - 0.70%	—	260,000
Unsecured borrowing(8)	June 15, 2024	Non-current	RMB	240,000	1-year LPR - 0.70%	—	240,000
Secured borrowing(9)	March 25, 2025	Current and Non-current	RMB	224,329	5-year LPR - 0.60%	—	224,329
Credit guaranteed borrowing(10)	December 26, 2025	Non-current	RMB	209,900	1-year LPR - 0.90%	—	209,900
Total borrowings						5,997,941	9,621,557

The total borrowings are classified as short-term borrowings and long-term borrowings:

	As of December 31,
	2021	2022
Short-term borrowings:
Current portion of secured borrowing	37,042	283,785
Current portion of credit guaranteed borrowing	—	106,965
Total short-term borrowings	37,042	390,750

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

	As of December 31,
	2021	2022
Long-term borrowings:
Convertible debt	5,397,941	5,913,715
Non-current portion of secured borrowing	562,958	1,440,544
Secured borrowing	—	625,383
Non-current portion of credit guaranteed borrowing	—	541,265
Unsecured borrowing	—	500,000
Credit guaranteed borrowing	—	209,900
Total long-term borrowings	5,960,899	9,230,807
Total borrowings	5,997,941	9,621,557
(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the “ADSs”) per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A Ordinary Share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2022, no adjustment had been made to the initial conversion rate.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

The Company assessed the convertible debt under ASC 815 and concluded that:

(i)	Since the conversion option is considered indexed to the Company’s own stock and classified in shareholders’ equity, bifurcation of conversion option from the convertible debt is not required as the scope exception prescribed in ASC 815-10-15-74 is met;
(ii)	The repurchase option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation.

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

Therefore, the Company accounted for the convertible debt as a single instrument measured at its amortized cost as long-term borrowings on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the long-term borrowings and are amortized as interest expense using the effective interest method over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2021 and 2022, the convertible debt related interest expense was US$3,353 (RMB21,369) and US$4,506 (RMB31,076), respectively. As of December 31, 2021 and 2022, the principal amount of the convertible debt was RMB5,499,041 and RMB6,006,968, and the unamortized debt issuance cost was RMB101,100 and RMB93,253, respectively.

(2)	In February, 2022, the Group entered into a 5-year pledged loan agreement with a commercial bank in the PRC, with total principal of RMB900,000. This loan was pledged by certain manufacturing facilities of the Group. As of December 31, 2022, the interest rate was 5-year Loan Prime Rate (“LPR”) published by the National Interbank Funding Center, minus 0.40% per annum. The outstanding loan principal of RMB110,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB790,000 is presented as a long-term borrowing.

The borrowing contains covenants which includes limitations on certain asset sales and a requirement to maintain current assets. The Group is in compliance with all of the loan covenants as of December 31, 2022.

(3)	In June 2022, the Group entered into a credit agreement with a group of banks pursuant to which the Group is entitled to borrow from the group of banks from time to time up to an aggregate of RMB3,000,000 until April 2024. The related principle is payable semiannually in arrears in June and December of each year, from June 2025 to June 2034. The related interest is payable quarterly in arrears on the twentieth of the last month of every quarter, from September 2022 to June 2034. As of December 31, 2022, the Group made drawdown in the amount of RMB625,383. The loan is secured by the pledge of certain Group’s land use rights and property relating to the production of electric vehicles, when the certificates of land use rights and property are approved and provided by the local authorities. Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the 5-year LPR minus 0.80%. Borrowings under this credit agreement are classified as long-term borrowings.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Short term Borrowings and Long-term Borrowings (Continued)

The borrowing contains covenants which includes a requirement to the quantities of electric vehicle deliveries in the foreseeable future and maintain financial assets on the specific account. The Group is in compliance with all of the applicable loan covenants as of December 31, 2022.

(4)	In September 2021, the Group entered into a loan facility agreement with a commercial bank in the PRC, which allows the Group to draw borrowings up to RMB1,009,900 as of periods ended September 28, 2029. The borrowings bear annual interest rate of 5-year LPR minus 0.31% and were guaranteed by certain production facilities and tooling of the Group. As of December 31, 2022, the outstanding loan principal was RMB600,000, of which RMB74,083 will be due within 12 months, which is classified as current portion of long-term borrowing and the remaining balance of RMB525,917 will be due in January 1, 2024 and thereafter, which is classified as long-term borrowing. The unused credit limit under these facilities was RMB409,900 as of December 31, 2022.
(5)	In June 2022, the Group entered into loan agreements with a commercial bank guaranteed by a subsidiary of the Group pursuant to which the Group is entitled to borrow from the group of banks from time to time until June 2024 up to an aggregate of US$200,000. In June 2022, the Group made the drawdown in the amount of US$100,000 (RMB696,460). Interest accrues on the principal amounts of the loans outstanding at an annual rate equal to the SOFR. The Group repaid a portion of the principal in the amount of US$50,000 (RMB348,230) in December 2022. As of December 31, 2022, the outstanding loan principal of RMB6,965 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB341,265 is presented as a long-term borrowing.

The borrowing contains covenants which includes limitations on liquidity ratios and requirements on stock price and vehicle deliveries. The Group is in compliance with all of the loan covenants as of December 31, 2022.

(6)	In July 2022, the Group entered into a 3-year loan agreement with a commercial bank in the PRC guaranteed by a subsidiary of the Group, with total principal of RMB300,000. The related principal is payable semiannually in arrears in January and July of each year, beginning from January 2023, until July 2025. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from September 2022 to July 2025. As of December 31, 2022, the interest rate was 1-year LPR per annum and an outstanding loan principal of RMB100,000 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB200,000 is presented as a long-term borrowing.
(7)	In September 2022, the Group entered into a 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB260,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB260,000 was presented as a long-term borrowing.
(8)	In December 2022, the Group entered into a 18-month loan agreement with a commercial bank in the PRC, with total principal of RMB240,000. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.70% per annum and all outstanding loan principal of RMB240,000 was presented as a long-term borrowing.
(9)	In February 2022, the Group entered into an asset transfer agreement with a finance lease company to sell certain production facilities and equipment in Changzhou Production Base with a total consideration of RMB299,106. Immediately after the transfer, the Group entered into a lease agreement to lease back the production facilities and equipment for the period starting from March 25, 2022 to March 25, 2025, and further obtained an option to repurchase the production facilities and equipment with the notional amount of RMB0.001 on March 25, 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Short-term Borrowings and Long-term Borrowings (Continued)

As the repurchase option is not at the fair value of the assets when the option is exercised, and the assets repurchased are designed for the use of the Group, and no alternative assets that are substantially the same as the transferred assets are readily available in the market, as a result, the transaction did not qualify for the sales accounting, and was accounted for as a financing transaction and the Group recorded the sales proceeds as a borrowing in the unaudited condensed consolidated balance sheets. The Group repaid a portion of the principal in the amount of RMB74,777 for the year ended December 31, 2022. As of December 31, 2022, outstanding loan principal of RMB99,702 is due within 12 months, which is classified as current portion of long-term borrowing and the remaining portion of principal of RMB124,627 is presented as a long-term borrowing.

(10)	In December 2022, the Group entered into a 1-year loan agreement with a commercial bank in the PRC and was entitled to extend maturity date to December 26, 2025, with total principal of RMB209,900. The outstanding principal amount will be payable at maturity. The related interest is payable quarterly in arrears on the twenty-first of the last month of every quarter, from January 2023 to December 2025. As of December 31, 2022, the annual interest rate was 1-year LPR minus 0.90% per annum and all outstanding loan principal of RMB209,900 was presented as a long-term borrowing.

14. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2021	2022
Trade payable for raw materials	7,089,370	15,410,150
Notes payable	2,286,680	4,614,179
Total	9,376,050	20,024,329

An aging analysis of the trade and notes payable as at December 31, 2021 and 2022, based on the recognition date, is as follows:

	As of December 31,
	2021	2022
Within 3 months	7,539,833	19,806,395
Between 3 months and 6 months	1,639,286	124,122
Between 6 months and 1 year	161,913	31,051
More than 1 year	35,018	62,761
Total	9,376,050	20,024,329

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2021	2022
Payables for purchase of property, plant and equipment	456,395	2,335,084
Salaries and benefits payable	417,449	633,215
Payables for research and development expenses	94,517	525,667
Accrued costs of purchase commitments relating to inventory	—	498,060
Tax payable	277,233	445,853
Payables for logistics expenses	143,632	414,353
Payables for marketing and promotional expenses	96,945	150,706
Accrued warranty	154,276	141,832
Deposits from vendors	27,716	32,013
Advances from customers	10,262	10,500
Other payables	200,943	497,361
Total	1,879,368	5,684,644

16. Revenue Disaggregation

Revenues by source consist of the following:

	For the Years Ended December 31
	2020	2021	2022
Vehicle sales	9,282,703	26,128,469	44,106,434
Other sales and services	173,906	881,310	1,180,382
Total	9,456,609	27,009,779	45,286,816

Revenue by timing of recognition is analyzed as follows:

	For the Years Ended December 31,
	2020	2021	2022
Revenue recognized at a point in time	9,436,095	26,917,836	45,150,485
Including: Vehicle sales	9,282,703	26,128,469	44,106,434
Other sales and services	153,392	789,367	1,044,051
Revenue recognized over time	20,514	91,943	136,331
Total	9,456,609	27,009,779	45,286,816

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time include (i) sales and installment of charging piles, (ii) sales of goods from online store, (iii) certain services under the Li Plus Membership, and (iv) sales of Automotive Regulatory Credits. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

17. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Years Ended December 31,
	2020	2021	2022
Deferred revenue—at beginning of the year	62,638	407,168	694,745
Additions	9,687,382	27,377,563	45,614,278
Recognition	(9,342,852)	(27,089,986)	(45,158,191)
Deferred revenue—at end of the year	407,168	694,745	1,150,832
Including: Deferred revenue, current	271,510	305,092	569,234
Deferred revenue, non‑current	135,658	389,653	581,598

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging piles and other performance obligations identified in the vehicle sales contracts.

The Group expects that RMB569,234 of the transaction price allocated to unsatisfied performance obligation as of December 31, 2022 will be recognized as revenue during the period from January 1, 2023 to December 31, 2023. The remaining RMB581,598 will be recognized in January 1, 2024 and thereafter.

18. Research and Development Expenses

Research and development expenses consist of the following:

	For the Years Ended December 31,
	2020	2021	2022
Employee compensation	580,157	2,079,948	3,801,960
Design and development expenses	431,996	1,003,567	2,566,567
Rental and related expenses	18,818	52,985	99,324
Depreciation and amortization expenses	44,977	54,110	94,134
Travel expenses	9,360	52,307	76,714
Others	14,549	43,472	141,333
Total	1,099,857	3,286,389	6,780,032

19. Selling, General and Administrative Expenses

Selling, general and administrative expenses consist of the following:

	For the Years Ended December 31,
	2020	2021	2022
Employee compensation	449,109	1,414,177	2,873,397
Marketing and promotional expenses	264,814	1,100,769	1,010,227
Rental and related expenses	162,907	324,655	645,792
Depreciation and amortization expenses	37,923	82,777	228,790
Travel expenses	20,806	69,079	99,246
Expected credit losses	—	6,415	2,910
Others	183,260	494,513	804,939
Total	1,118,819	3,492,385	5,665,301

20. Discontinued Operations

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

For the Year Ended December 31,
2020
Revenues	870
Cost of sales	(2,437)
Gross loss	(1,567)
Operating expenses	(1,423)
Loss from operations of discontinued operations	(2,990)
Loss from discontinued operations before income tax expense	(2,990)
Net loss from discontinued operations, net of tax	(2,990)

For the Year Ended December 31,
2020
Net cash provided by discontinued operating activities	148
Net cash provided by discontinued investing activities	59,705

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

21. Ordinary Shares (Continued)

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of HK$1,634,462.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$ 2,000,000 of ADSs, each representing two Class A Ordinary Shares, through an at-the-market equity offering program (the “ATM Offering”) on the Nasdaq Global Select Market. As of December 31, 2022, 18,862,564 Class A Ordinary Shares were legally issued and the proceeds has been received by the Company.

As of December 31, 2022, 12,206,256 share options that fulfilled the vesting conditions were exercised and 127,062 RUSs that fulfilled the vesting conditions were vested.

As of December 31, 2021 and 2022, the Company had issued and outstanding ordinary shares of 1,929,562,426 and 1,954,353,892, respectively.

22. Convertible Redeemable Preferred Shares and Warrants

Prior to the US IPO in August 2020, the Company issued convertible redeemable preferred shares, which are summarized in the following table:

Series	Issuance Date	Shares Issued	Issue Price per Share	Proceeds from Issuance
			RMB	RMB
Pre-A(1)	July 21, 2017	50,000,000	RMB2.00	100,000
A-1	July 4, 2016	129,409,092	RMB6.03	780,000
A-2	July 21, 2017	126,771,562	RMB7.89	1,000,000
A-3	September 5, 2017	65,498,640	RMB9.47	620,000
B-1	November 28, 2017	115,209,526	RMB13.11	1,510,000
B-2	June 6, 2018	55,804,773	RMB14.16	790,000
B-3(2)	January 7/July 2, 2019	119,950,686	RMB14.16	1,701,283
C(3)	July 2/December 2,2019/January 23, 2020	267,198,535	US$2.23/ US$1.89	3,626,924
D	July 1, 2020	231,758,541	US$2.64/ US$2.35	3,851,034
(1)	Upon the issuance of Series A-2 Preferred Shares, Series Pre-A Ordinary Shares were re-designated to Series Pre-A Preferred Shares (see Note 21).
(2)	Including 11,873,086 Series B-3 Preferred Shares converted from the convertible promissory notes issued by the Company in January 2019. The Series B-3 Preferred Shareholders and convertible promissory notes holders were granted:
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

22. Convertible Redeemable Preferred Shares and Warrants (Continued)

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

22. Convertible Redeemable Preferred Shares and Warrants (Continued)

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

No dividends on preferred and ordinary shares have been declared since the issuance date until December 31, 2022.

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

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to July 4, 2022, the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB651,190, nil and nil for the years ended December 31, 2020, 2021 and 2022, respectively.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Convertible Redeemable Preferred Shares and Warrants (Continued)

The Company also reassessed the conversion feature, redemption feature and liquidation preference of all Preferred Shares after the 2019 Reorganization. The equity-like conversion feature is considered not clearly and closely related to the debt host, and therefore was bifurcated and separately accounted for using fair value. For redemption feature, as it would not result in any substantial premium or discount, nor would it accelerate the repayment of the contractual principal amount, it is clearly and closely related to the debt host, and therefore shall not be bifurcated and accounted for separately. The liquidation preference, on the other hand, may result in substantial premium and could accelerate repayment of the principal upon occurrence of contingent redemption events. Hence, the liquidation preference is considered not clearly and closely related to the debt host and should be bifurcated and accounted for separately. The Company determined the fair value of these derivative liabilities and concluded that the fair value of the bifurcated liquidation features was insignificant. The derivative liabilities of conversion features was bifurcated from the preferred shares initially at fair value, and subsequently was marked to market value with the fair value change recognized in the consolidated statements of comprehensive loss in the applicable subsequent reporting period. Upon the consummation of US IPO and conversion of preferred shares, the conversion feature of preferred shares were automatically exercised, consequently, the derivative liabilities of conversion features were reduced to zero.

The movement of the warrants and conversion feature derivative liabilities are summarized below:

	Warrants	Derivative
	Liabilities	Liabilities	Total
Balance at January 1, 2020	351,750	1,296,940	1,648,690
Issuance	—	328,461	328,461
Fair value change	(46,812)	(225,515)	(272,327)
Exercise	(305,333)	(1,400,670)	(1,706,003)
Translation to reporting currency	395	784	1,179
Balance at December 31, 2020	—	—	—

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2020 are summarized below:

	Series Pre‑A		Series A‑1		Series A‑2		Series A‑3		Series B‑1		Series B‑2		Series B‑3		Series C		Series D		Total
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)	of shares	(RMB)
Balances as of January 1, 2020	50,000,000	434,886	129,409,092	980,949	126,771,562	1,074,959	65,498,640	619,770	115,209,526	1,347,607	55,804,773	710,303	119,950,686	1,551,080	248,281,987	3,536,108	—	—	910,926,266	10,255,662
Exercise of Series B-3 Anti-Dilution Warrant	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,916,548	305,333	—	—	18,916,548	305,333
Bifurcation of conversion feature	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(81,082)	—	—	—	(81,082)
Issuance of preferred shares-Series D	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	231,758,541	3,603,655	231,758,541	3,603,655
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	34,229	—	63,363	—	46,738	—	136,567	—	64,859	—	80,635	—	178,007	—	46,792	—	651,190
Effect of exchange rate changes on preferred shares	—	(858)	—	(1,746)	—	(1,770)	—	(964)	—	(1,899)	—	(1,040)	—	(2,613)	—	28	—	—	—	(10,862)
Conversion of preferred shares to ordinary shares	(50,000,000)	(434,028)	(129,409,092)	(1,013,432)	(126,771,562)	(1,136,552)	(65,498,640)	(665,544)	(115,209,526)	(1,482,275)	(55,804,773)	(774,122)	(119,950,686)	(1,629,102)	(267,198,535)	(3,938,394)	(231,758,541)	(3,650,447)	(1,161,601,355)	(14,723,896)
Balances as of December 31, 2020	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23. Loss Per Share

Basic loss per share and diluted loss per share have been calculated in accordance with ASC 260 for the years ended December 31, 2021 and 2022 as follows:

	For the Years Ended December 31,
	2020	2021	2022
Numerator:
Net loss	(151,657)	(321,455)	(2,032,348)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	—	—
Less: Net loss attributable to noncontrolling interests	—	—	(20,133)
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)	(2,012,215)
Including: Net loss from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(806,358)	(321,455)	(2,012,215)
Net income from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	14,373	—	—

Denominator:
Weighted average ordinary shares outstanding—basic and diluted	870,003,278	1,853,320,448	1,941,230,998

Basic and diluted net loss per share from continuing operations attributable to ordinary shareholders of Li Auto Inc.	(0.93)	(0.17)	(1.04)
Basic and diluted net income per share from discontinued operations attributable to ordinary shareholders of Li Auto Inc.	0.02	—	—
Basic and diluted net loss per share attributable to ordinary shareholders of Li Auto Inc.	(0.91)	(0.17)	(1.04)

For the years ended December 31, 2020, 2021 and 2022, the Company had ordinary equivalent shares, including preferred shares, options and RSUs granted, an unsecured convertible corporate loan issued in November 2017 and convertible debt (shares subject to conversion) issued in April 2021 (Note 13). As the Group incurred a loss for each of the periods ended December 31, 2020, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of preferred shares, options and RSUs granted, unsecured corporate loan and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 669,666,355, 54,605,925, 22,639,154 and nil for the year ended December 31, 2020, nil, 72,791,430, nil and 44,853,801 for the year ended December 31, 2021, and nil, 91,499,552, nil, and 60,861,105 for the year ended December 31, 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2020	2021	2022
Research and development expenses	60,789	741,793	1,333,710
Selling, general and administrative expenses	80,491	332,850	674,610
Cost of sales	1,515	26,713	44,845
Total	142,795	1,101,356	2,053,165

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date. The options granted have both service and performance condition. The options are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date. Meanwhile, the options granted are only exercisable upon the occurrence of an IPO by the Group.

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

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2022, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant RSUs from July 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation (Continued)

(a)	The following table summarizes Company share option activity under the 2019 Plan and 2020 Plan for the years ended December 31, 2020, 2021 and 2022:

			Weighted
	Number of	Weighted	Average	Aggregate
	Options	Average	Remaining	Intrinsic
	and Shares	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2019	54,760,000	0.10	6.73	73,926
Granted	4,224,000	0.10
Forfeited	(2,070,000)	0.10
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	36,987,700	0.10
Exercised	(6,404,416)	0.10
Forfeited	(4,106,000)	0.10
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	579,600	0.10
Exercised	(5,801,840)	0.10
Forfeited	(3,832,800)	0.10
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796

Vested and expected to vest as of December 31, 2021	79,915,157	0.10	6.60	1,274,647
Exercisable as of December 31, 2021	40,251,584	0.10	4.55	642,013
Vested and expected to vest as of December 31, 2022	71,370,113	0.10	5.46	720,838
Exercisable as of December 31, 2022	46,292,444	0.10	4.06	467,554

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the estimated fair value of the underlying stock at each reporting date.

The weighted-average grant date fair value for options granted under the Company’s 2019 Plan and 2020 Plan was US$1.71, US$15.78 and US$16.05 for the year ended December 31, 2020, 2021 and 2022, respectively, computed using the binomial option pricing model.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation (Continued)

The fair value of each option granted under the Company’s 2019 Plan and 2020 Plan for the years ended December 31, 2020, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,	For the Year Ended December 31,	For the Year Ended December 31,
	2020	2021	2022
Exercise price (US$)	0.10	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	1.35-1.90	14.42-17.35	16.05
Risk‑free interest rate	0.69%-1.92%	0.93%-1.48%	1.51%
Expected term (in years)	10.00	10.00	10.00
Expected dividend yield	0%	0%	0%
Expected volatility	45%-46%	47%-48%	48%

The risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group has never declared or paid any cash dividend on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2022, there were US$76,430 of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.32 years and may be adjusted for future changes in forfeitures.

(b)	The following table summarizes Company’s RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2021 and 2022:

		Weighted Average	Weighted Average
	Number of	Grant Date	Remaining
	Shares	Fair Value	Contractual Life
		US$
Unvested as of December 31, 2020	—	—	—
Granted	8,586	17.25
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	36,199,400	17.13
Vested	(127,062)	18.76
Forfeited	(5,087,800)	16.74
Unvested as of December 31, 2022	30,993,124	17.20	9.21

As of December 31, 2022, there was US$203,638 in unrecognized compensation expense related to RSUs granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 4.21 years and may be adjusted for future changes in forfeitures.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation (Continued)

(ii)	2021 Share Incentive Plan

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

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the ”Award Shares”) under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B Ordinary Shares (10 votes per share) to Class A Ordinary Shares (1 vote per share) on one-to-one basis with effect immediately upon the Company’s listing on the Main Board of HKEx in August 2021. The modification is solely subjected to satisfy HKEx’s requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

As of December 31, 2022, the Group did not recognize any compensation expense for shares granted to Mr. Li Xiang, because the Group considers it is not probable, December 31, 2022, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of December 31, 2022.

The following table summarizes activities of the Company’s performance-based restricted shares under the 2021 Plan for the years ended December 31, 2021 and 2022:

	Number of	Weighted	Weighted Average
	Shares	Average Exercise	Remaining
	Granted	Price	Contractual Life
		US$	In Years
December 31, 2020	—	—	—
Granted	108,557,400	14.63	—
December 31, 2021	108,557,400	14.63	9.19
Granted	—	—
December 31, 2022	108,557,400	14.63	8.19

The weighted-average grant date fair value for restricted shares granted under the Company’s 2021 Plan for the years ended December 31, 2021 and 2022 were both US$4.96, computed using the binomial pricing model.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Share-based Compensation (Continued)

The fair value of the restricted shares granted under the Company’s 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table (no new grants during the comparative December 31, 2022 period):

For the Year Ended December 31,
2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the valuation date. The expected volatility at the grant date and each valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the restricted shares. The Group has never declared or paid any cash dividend on its capital stock, and the Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the restricted shares.

25. Taxation

(a)Value added tax

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles and spare parts in the PRC.

Wheels Technology is subject to 13% VAT for software research and development and relevant services. Wheels Technology is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau. For the years ended December 31, 2020, 2021 and 2022, nil, nil and RMB234,531 of VAT refunds were received and were recorded as Others, net.

(b)Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

PRC

Beijing CHJ and Wheels Technology are qualified as a “high and new technology enterprise” under the EIT Law and are eligible for a preferential enterprise income tax rate of 15%, respectively. The high and new technology enterprise certificate is effective for a period of three years. Other Chinese companies are subject to enterprise income tax (“EIT”) at a uniform rate of 25% as of December 31, 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Taxation (Continued)

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and relevant services, was awarded as a Software Enterprise and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2021, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

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

Singapore

Corporate taxpayers are subject to Singapore income tax on income accruing in or derived from Singapore and foreign-source income received or deemed to be received in Singapore from outside Singapore, unless specifically exempted from tax. The prevailing corporate income tax rate in Singapore is 17%. Additionally, payments of dividends by the subsidiaries incorporated in Singapore to the Company are not subject to any Singapore withholding tax.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Taxation (Continued)

Composition of income tax expense and income tax benefit for the periods presented is as follows:

	For the Years Ended December 31,
	2020	2021	2022
Current income tax expense	—	—	1,331
Deferred income tax expense/(benefit)	(22,847)	168,643	(128,338)
Income tax (benefit)/expense	(22,847)	168,643	(127,007)

Reconciliations of the income tax expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense for each of the years presented are as follows:

	For the Years Ended December 31,
	2020	2021	2022
Loss before income tax expense	(188,877)	(152,812)	(2,159,355)
Income tax credit computed at PRC statutory income tax rate of 25%	(47,219)	(38,203)	(539,839)
Tax effect of tax‑exempt entity and preferential tax rate	30,140	(89,928)	(321,507)
Tax effect of R&D Deduction and others	(144,503)	(314,141)	(648,317)
Non‑deductible expenses	21,511	318,185	566,597
Change in valuation allowance	117,224	292,730	816,059
Income tax (benefit)/expense	(22,847)	168,643	(127,007)

For the years ended December 31, 2022, the loss before income tax expenses have increased and resulted in a larger net operating loss, which need to be fully valuation allowanced.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Taxation (Continued)

The Group’s deferred tax assets (liabilities) consist of the following components:

	For the Years Ended December 31,
	2020	2021	2022
Deferred tax assets
Net operating loss carryforwards	1,144,397	1,119,659	1,522,412
Accrued expenses and others	66,773	228,734	416,517
Inventory write-downs and losses on inventory purchase commitments	—	—	219,518
Impairment of long-lived assets and allowance for credit losses	7,694	13,224	15,093
Acquisition of Changzhou Manufacturing Base Phase I and Phase II (Note 10) and Changzhou Huixiang (Note 5)	—	11,969	13,782
Depreciation and amortization	16,220	190	—
Unrealized financing cost and investment loss	13,125	—	900
Total deferred tax assets	1,248,209	1,373,776	2,188,222
Less: Valuation allowance	(1,004,665)	(1,297,395)	(2,113,455)
Deferred tax assets, net of valuation allowance	243,544	76,381	74,767
Deferred tax liabilities
Accelerated tax depreciation and others	(215,030)	(195,121)	(68,652)
Fair value change of certain investments	(5,667)	(15,087)	(9,157)
Total deferred tax liabilities	(220,697)	(210,208)	(77,809)
Deferred tax assets/(liabilities), net	22,847	(133,827)	(3,042)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. Movement of valuation allowance is as follow:

	For the Years Ended December 31,
	2020	2021	2022
Valuation allowance
Balance at beginning of the year	887,441	1,004,665	1,297,395
Additions	148,458	395,955	1,147,602
Reversals	(31,234)	(103,225)	(331,542)
Balance at ending of the year	1,004,665	1,297,395	2,113,455

For the year ended December 31, 2022, the Group forecasted Beijing CHJ Automobile Technology Co., Ltd. (“Beijing CHJ Technology”) is likely to achieve pre-tax profit in 2023 and will be likely to utilize part of accumulated net loss carryforwards from prior years. As a result, the Group made an assessment and determined that a portion of the gross deferred tax assets of Beijing CHJ Technology is more-likely-than-not to be utilized in the future, and therefore concluded that the valuation allowance relating to these gross deferred tax assets, amounting to RMB63,432 for this subsidiary should be reversed in the income statement as a credit to income tax expense. Except for deferred tax assets recognised for Beijing CHJ Technology, all other deferred tax assets are fully valuation allowanced.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

25. Taxation (Continued)

As of December 31, 2022, the Group had net operating loss carryforwards of approximately RMB6,993,136 which mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2023 to 2032. As of December 31, 2022, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB1,458,980 were fully provided for a related valuation allowance, while the remaining RMB63,432 were expected to be utilized prior to expiration.

Uncertain Tax Positions

The Group did not identify any significant unrecognized tax benefits for each of the periods presented. The Group did not incur any interest related to unrecognized tax benefits, did not recognize any penalties as income tax expense and also does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.

(d)Consumption tax

Chongqing Lixiang Automobile Co Ltd (“Chongqing Lixiang Automobile”), as a subsidiary of the Company, is eligible for consumption tax rate of 3% and related surcharge. The consumption tax is calculated based on the sales price of its self-manufactured vehicles at 3% consumption tax rate from August 2021.

26. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2021 and 2022.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	19,157,428	—	19,157,428	—
Equity securities with readily determinable fair value	28,452	28,452	—	—
Total assets	19,185,880	28,452	19,157,428	—

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	18,026,310	—	18,026,310	—
Long-term financial instruments	50,615	—	50,615	—
Equity securities with readily determinable fair value	12,966	12,966	—	—
Total assets	18,089,891	12,966	18,076,925	—

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

26. Fair Value Measurement (Continued)

Valuation Techniques

Short-term investments: Short-term investments are investments in financial instruments with variable interest rates and maturity dates within one year. Long-term financial instruments: Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. Fair value is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2). The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the consolidated statements of comprehensive income/(loss).

Equity securities with readily determinable fair value: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “interest income and investment income, net” in the consolidated statements of comprehensive income/(loss).

Assets measured at fair value on a nonrecurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair value and equity method investments, as well as property, plant and equipment and inventory. For investments in equity securities without readily determinable fair value, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB93,150 and RMB558,004 as of December 31, 2021 and 2022. Nil, nil and RMB7,200 impairment charges were recognized for the years ended December 31, 2020, 2021 and 2022. For equity method investments, no impairment loss was recognized for all periods presented. The Group recorded RMB30,381, RMB27,388 and nil impairment loss of property, plant and equipment, and nil, nil and RMB592,545 inventory write-downs for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximate their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

27. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Capital commitments	4,281,420	3,807,656	473,764	—	—

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2022 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Purchase obligations	10,238,626	10,238,626	—	—	—

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Chongqing Zhizao was subject to ongoing legal proceedings arising from disputes of contracts entered into prior to the Group’s acquisition of Chongqing Zhizao in December 2018. Most of these legal proceedings were still at preliminary stages, and the Group was unable to predict the outcome of these cases, or reasonably estimate a range of the possible loss, if any, given the current status of the proceedings. Other than the unpaid contract amount that the Group assumed from Lifan Acquisition and included as the Retained Assets and Liabilities, the Group did not record any accrual for expected loss payments with respect to these cases as of December 26, 2019. The unpaid contract amounts were immaterial as of December 31, 2021 and 2022. In addition to the indemnification of the Retained Assets and Liabilities the Group obtained from Lifan Passenger Vehicle, Lifan Industry also agreed in the Lifan Acquisition Agreement that, it will indemnify any damages and loss arising from disputes of contracts entered into by Chongqing Zhizao prior to the Group’s acquisition of Chongqing Zhizao, including but not limited to above legal proceedings.

On December 26, 2019, the Group disposed 100% equity interest of Chongqing Zhizao, and the ongoing legal proceedings of Chongqing Zhizao were transferred out to Lifan Industry and Lifan Passenger Vehicle.

Other than the above legal proceedings, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2021 and 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Related Party Balances and Transactions

The principal related parties with which the Group had transactions during the years presented are as follows:

Name of Entity or Individual	Relationship with the Company
Beijing Yihang Intelligent Technology Co., Ltd. (“Beijing Yihang”)	Affiliate
Neolix Technologies Co., Ltd. (“Neolix Technologies”)	Affiliate
Airx (Beijing) Technology Co., Ltd. (“Airx”)	Affiliate
Beijing Judianchuxing Technology Limited (“Beijing Judianchuxing”)	Affiliate
Suzhou Yihang Intelligent Technology Co., Ltd. (“Suzhou Yihang”)	Affiliate
Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”)	Affiliate before October 2022 (which became a subsidiary since then (Note 5))
Beijing Sankuai Online Technology Co., Ltd. (“Beijing Sankuai ”)	Controlled by Principal Shareholder
Hanhai Information Technology (Shanghai) Co., Ltd. (“Hanhai”)	Controlled by Principal Shareholder

The Group entered into the following related party transactions:

	For the Year Ended December 31,
	2020	2021	2022
Purchase service from Beijing Sankuai	—	969	5,521
Purchase services from Hanhai	—	—	1,190
Purchase materials from Changzhou Huixiang	—	—	811
Purchase R&D service from Beijing Yihang	4,368	12,176	281
Purchase materials from Beijing Yihang	58,361	31,692	73
Purchase R&D service from Suzhou Yihang	—	3,772	—

The Group had the following related party balances:

	As of December 31,
	2021	2022
Due from Neolix Technologies	678	678
Due from Beijing Yihang	334	—
Total	1,012	678

	As of December 31,
	2021	2022
Due to Beijing Yihang	7,102	5,921
Due to Beijing Sankuai	330	1,185
Due to Hanhai	—	61
Due to Airx	23	23
Due to Changzhou Huixiang	30,000	—
Total	37,455	7,190

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

Amounts restricted include paid-in capital and statutory reserve funds, less accumulate deficit if as determined pursuant to PRC GAAP, totaling approximately RMB11,417,468 and RMB 9,492,844 as of December 31, 2021 and 2022, respectively; therefore in accordance with Rules 4-08 (e) (3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2021 and 2022 and for the years ended December 31, 2020, 2021 and 2022 are disclosed in Note 30.

30. Parent Company Only Condensed Financial Information

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

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2021 and 2022.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2021	2022
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	14,762,875	974,224
Time deposits and short-term investments	7,020,662	2,195,952
Amounts due from subsidiaries of the Group	23,763,053	47,993,884
Prepayments and other current assets	10,211	3,132
Total current assets	45,556,801	51,167,192
Non-current assets:
Investments in subsidiaries, VIEs and VIEs' subsidiaries	890,788	—
Long-term investments	28,452	12,968
Property, plant and equipment, net	—	18
Total non-current assets	919,240	12,986
Total assets	46,476,041	51,180,178
LIABILITIES
Current liabilities:
Short-term borrowings	—	6,965
Accruals and other current liabilities	13,798	59,533
Total current liabilities	13,798	66,498
Non-current liabilities:
Long-term borrowings	5,397,941	6,254,979
Total non-current liabilities	5,397,941	6,254,979
Total liabilities	5,411,739	6,321,477
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	1,176	1,188
Class B Ordinary Shares	235	235
Treasury shares	(89)	(84)
Additional paid-in capital	49,390,486	53,869,322
Accumulated other comprehensive loss	(1,521,871)	(194,110)
Accumulated deficit	(6,805,635)	(8,817,850)
Total shareholders' equity	41,064,302	44,858,701
Total liabilities and shareholders' equity	46,476,041	51,180,178

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

Operating expenses:
Selling, general and administrative	(9,424)	(27,288)	(35,642)
Research and development	—	(852)	(629)
Total operating expenses	(9,424)	(28,140)	(36,271)
Loss from operations	(9,424)	(28,140)	(36,271)
Other income/(expense)
Interest expense	—	(21,369)	(43,096)
Interest income and investment income, net	111,290	283,737	190,528
Equity in loss of subsidiaries, VIEs and VIEs’ subsidiaries	(520,093)	(563,106)	(2,300,538)
Change in fair value of warrants and derivative liabilities	272,327	—	—
Others, net	(5,757)	7,423	177,165
Loss before income tax expense	(151,657)	(321,455)	(2,012,212)
Income tax expense	—	—	(3)
Net loss	(151,657)	(321,455)	(2,012,215)
Accretion on convertible redeemable preferred shares to redemption value	(651,190)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	10,862	—	—
Net loss attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)	(2,012,215)
Net loss	(151,657)	(321,455)	(2,012,215)
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment, net of tax	(1,020,728)	(516,687)	1,327,761
Total comprehensive loss, net of tax	(1,172,385)	(838,142)	(684,454)

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

30. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	109,961	367,063	450,517
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to, and investments in subsidiaries, VIEs and VIEs' subsidiaries	(10,006,889)	(10,157,678)	(23,397,234)
Placement of time deposits	—	(298,284)	—
Redemption of time deposits	463,527	297,654	—
Placement of short-term investments	(75,367,086)	(173,133,568)	(2,609,767)
Redemption of short-term investments	60,452,428	180,386,757	8,036,663
Purchase of property, plant and equipment and intangible assets	—	—	(25)
Net cash used in investing activities	(24,458,020)	(2,905,119)	(17,970,363)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings and long-term borrowings	—	—	669,913
Repayment of long-term borrowings	—	—	(349,163)
Proceeds from issuance of convertible redeemable preferred shares, net of issuance costs	3,851,034	—	—
Proceeds from issuance of convertible debts	—	5,533,238	—
Proceeds from IPOs and concurrent private placements, net of issuance cost	11,034,685	11,004,778	—
Proceeds from follow-on offering, net of issuance costs	9,990,955	—	—
Proceeds from exercise of share options	—	1,139	6,728
Proceeds from issuance of ordinary shares	—	70	2,462,300
Net cash provided by financing activities	24,876,674	16,539,225	2,789,778
Effects of exchange rate changes on cash and cash equivalents	(20,248)	(387,668)	941,417
Net increase in cash, cash equivalents	508,367	13,613,501	(13,788,651)
Cash, cash equivalents at beginning of the year	641,007	1,149,374	14,762,875
Cash, cash equivalents at end of the year	1,149,374	14,762,875	974,224

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