Form 20-F
period 2023-12-31
Li Auto Inc.
filed 2024-04-12
CIK 1791706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

1,738,408,250 Class A ordinary shares (excluding the 27,799,938 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2023.

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

☐    Yes    ☐    No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each of which represents two Class A ordinary shares of our company;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People’s Republic of China;
●	“Class A ordinary shares” refers to the Class A ordinary shares of Li Auto Inc. with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to the Class B ordinary shares of Li Auto Inc. with a par value of US$0.0001 per share;
●	“FOTA” refers to firmware over-the-air, a technology that updates vehicle firmware and software remotely through cloud network;
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“HPC” refers to high-power charging;
●	“ICE” refers to internal combustion engine;
●	“Li Auto,” “we,” or “our company” refers to Li Auto Inc., a Cayman Islands holding company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “Li Auto Inc.” or “our holding company” only refers to Li Auto Inc.; “our subsidiaries” refers to the entities in which Li Auto Inc. holds direct or indirect equity ownership, and thus consolidates their financial information; for “variable interest entities” or “VIEs,” see stand-alone definition set forth below. Li Auto Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Meituan” refers to Meituan, formerly known as Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;
●	“MPVs” refers to multi-purpose vehicle;

●	“NEVs” refers to new energy passenger vehicles, primarily including (i) “BEVs,” which refers to battery electric passenger vehicles, (ii) “EREVs,” which refers to extended-range electric passenger vehicles, and (iii) “PHEVs,” which refers to plug-in hybrid electric passenger vehicles;
●	“NOA” refers to navigation on advanced driver-assistance systems;
●	“ordinary shares” or “shares” refers to the Class A ordinary shares and Class B ordinary shares;
●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SUVs” refers to sport utility vehicles;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States; and
●	“VIEs” refers to variable interest entities, which are PRC companies conducting business operations in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries and whose financial information has been consolidated into the consolidated financial statements of Li Auto Inc. under U.S. GAAP for accounting purposes; and “the VIEs” that Li Auto Inc. consolidates under U.S. GAAP include Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.0999 to US$1.00, which was the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The exchange rate in effect as of April 5, 2024 was RMB7.2339 to US$1.00. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions, and results of operations;
●	the expected outlook of the automotive market including the NEV market in China;
●	our expectations regarding demand for and market acceptance of our products;
●	our expectations regarding our relationships with users, suppliers, third-party service providers, strategic partners, and other stakeholders;
●	competition in our industry;
●	government policies and regulations relating to our industry; and
●	general economic and business conditions globally and in China.

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

Li Auto Inc.
(Cayman Islands)
100%
Leading Ideal HK Limited
(Hong Kong)
Offshore
Onshore PRC
100%
100%
100%
100%
100%
100%
Beijing Xindian Transport Information Technology Co., Ltd.
Beijing Co Wheels Technology Co., Ltd.
Jiangsu Xindian Interactive Sales and Services Co., Ltd.
Beijing Leading Automobile Sales Co., Ltd.
Beijing CHJ Automobile Technology Co., Ltd.
Chongqing Chezhiyu Automobile Sales and Services Co., Ltd.
Beijing Lixiang Automobile Co., Ltd.
100%
Beijing CHJ Information Technology Co., Ltd.
Beijing Xingluwuyou Automobile Technology Co., Ltd.
100%
Chongqing Lixiang Automobile Co., Ltd.
Equity Interests
Contractual Arrangements

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for 23.3%, nil, and nil of our total revenues in 2021, 2022, and 2023, respectively. As used in this annual report, “Li Auto,” “we,” or “our company” refers to Li Auto Inc., its subsidiaries, and, in the context of describing the operations conducted through our PRC subsidiaries and the VIEs and consolidated financial information, the VIEs in China, including but not limited to Beijing CHJ and Xindian Information. Investors in the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

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

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the VIEs and their nominee shareholders. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide. If we or any of the VIEs is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required licenses, permits, registrations, or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures in accordance with applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law and its implementation rules are evolving, and we cannot fully ascertain how they may impact the viability of our current corporate structure, corporate governance, and operations.”

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

We face various legal and operational risks and uncertainties relating to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. The PRC government has issued statements and carried out regulatory actions relating to areas such as the use of contractual arrangements in certain industries, regulatory approvals on offshore offerings and listings by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. We cannot assure you that we will be able to complete filing or obtain any specific regulatory approvals from the China Securities Regulatory Commission, or the CSRC, the Cyberspace Administration of China, or the CAC, or any other PRC government authorities for our overseas offerings and listings, as applicable. In addition, if future regulatory updates mandate clearance of cybersecurity review or other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. Therefore, we face risks and uncertainties associated with these statements and regulatory actions, which may impact our ability to conduct certain businesses, accept foreign investments, or list and conduct offerings on a United States or another foreign exchange. These risks could result in a material adverse change in our operations and the value of the ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks relating to doing business in China, see “Item 3. Key Information—D.Risk Factors—Risks Relating to Doing Business in China.”

The PRC government’s significant authority in regulating our industry and operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

The progressive development of the legal system in China, including such regarding the enforcement and sometimes quick changes of PRC rules and regulations, could result in uncertainties that adversely affect our operations and the value of our Class A ordinary shares and the ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC legal system is developing, which could lead to uncertainties that adversely affect us.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIEs and their subsidiaries in China, including, among others, a Survey and Mapping Qualification Certificate, a Value-Added Telecommunication Business Operating License for Internet Information Service, or ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), and an Operating License for the Production and Dissemination of Radio and Television Programs. Given the evolving interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.”

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

However, the PRC government has promulgated certain regulations and rules to strengthened oversight and control over offerings that are conducted overseas by, and foreign investment in, China-based issuers. In connection with any future capital markets activities overseas, we may need to file with the CSRC, undergo a cybersecurity review conducted by the CAC, or meet other regulatory requirements that may be adopted in the future by PRC regulatory authorities. To the extent such requirements are or become applicable to us, we cannot assure you that we would be able to comply with them in a timely manner, or at all. Any failure to obtain or delay in obtaining the required approval or completing the required procedures could subject us to restrictions and penalties imposed by the CSRC, the CAC, or other PRC regulatory authorities, which could include fines and penalties on our operations in China, delays of or restrictions on the repatriation of the proceeds from our overseas offerings into China, or other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares or the ADSs. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2021, 2022, and 2023, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB11.4 billion, RMB9.5 billion, and RMB18.8 billion (US$2.7 billion), respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, Li Auto Inc. may fund our PRC subsidiaries only through capital contributions or loans and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2021, 2022, and 2023, the outstanding balance of the principal amount of loans by Li Auto Inc. to our intermediate holding companies, subsidiaries and the VIEs was RMB23.8 billion, RMB48.0 billion, and RMB54.5 billion (US$7.7 billion), respectively.

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

Tax calculation (1)
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of the VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These service fees will be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the VIEs file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and the VIEs qualify for a 15% preferential income tax rate in China, or an income tax exemption for two years beginning from their first profitable calendar year since 2022, and a 50% reduction in the standard statutory rate for the subsequent three consecutive years. However, such tax benefit is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign-invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

As of December 31, 2023, the VIEs and their subsidiaries did not pay any service fees to Wheels Technology.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Schedule of Statements of Income/(Loss) Information

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues(1)	—	123,847,956	—	3,376	—	123,851,332
Inter-company revenues(2)	—	276,005	11,129,769	2,643,402	(14,049,176)	—
Third-party cost	—	(96,019,319)	(323,732)	(11,530)	—	(96,354,581)
Inter-company cost	—	(7,865,495)	(5,323)	—	7,870,818	—
Third-party expenses	(44,419)	(13,481,777)	(5,284,417)	(1,275,066)	(4,195)	(20,089,874)
Inter-company expenses	—	(5,987,526)	(126,164)	(68,874)	6,182,564	—
Share of income from subsidiaries and VIEs(3)	11,716,065	8,348,144	2,146,866	—	(22,211,075)	—
Other income	32,493	1,101,328	811,144	1,099,921	—	3,044,886
Income before income tax	11,704,139	10,219,316	8,348,143	2,391,229	(22,211,064)	10,451,763
Income tax (expense)/benefit	(6)	1,601,731	—	(244,363)	—	1,357,362
Net income	11,704,133	11,821,047	8,348,143	2,146,866	(22,211,064)	11,809,125
Less: Net income attributable to noncontrolling interests	—	104,992	—	—	—	104,992
Net income attributable to shareholders of Li Auto Inc.	11,704,133	11,716,055	8,348,143	2,146,866	(22,211,064)	11,704,133

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues(1)	—	45,286,816	—	—	—	45,286,816
Inter-company revenues(2)	—	87,741	4,230,418	7,211,082	(11,529,241)	—
Third-party cost	—	(31,814,443)	(147,566)	(4,534,351)	—	(36,496,360)
Inter-company cost	—	(7,693,094)	—	(8,290)	7,701,384	—
Third-party expenses	(36,271)	(7,185,416)	(3,584,812)	(1,638,834)	—	(12,445,333)
Inter-company expenses	—	(3,490,054)	(98,945)	(302)	3,589,301	—
Share of (loss)/income from subsidiaries and VIEs(3)	(2,300,538)	1,070,558	679,612	—	550,368	—
Other income/(expense)	324,597	1,290,985	235,124	(358,394)	3,210	1,495,522
(Loss)/income before income tax	(2,012,212)	(2,446,907)	1,313,831	670,911	315,022	(2,159,355)
Income tax (expense)/benefit	(3)	126,236	(7,927)	8,701	—	127,007
Net (loss)/income	(2,012,215)	(2,320,671)	1,305,904	679,612	315,022	(2,032,348)
Less: Net loss attributable to noncontrolling interests	—	(20,133)	—	—	—	(20,133)
Net (loss)/income attributable to shareholders of Li Auto Inc.	(2,012,215)	(2,300,538)	1,305,904	679,612	315,022	(2,012,215)

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues(1)	—	20,715,104	—	6,294,675	—	27,009,779
Inter-company revenues(2)	—	5,891,611	2,471,182	22,287,788	(30,650,581)	—
Third-party cost	—	(992,755)	(83,709)	(20,171,861)	—	(21,248,325)
Inter-company cost	—	(20,557,830)	—	(5,891,611)	26,449,441	—
Third-party expenses	(28,140)	(2,553,106)	(1,796,341)	(2,401,187)	—	(6,778,774)
Inter-company expenses	—	(3,860,317)	(2,877)	(65,750)	3,928,944	—
Share of (loss)/income from subsidiaries and VIEs(3)	(563,106)	2,811,080	2,273,551	(13)	(4,521,512)	—
Other income/(expense)	269,791	(2,016,893)	504	2,610,121	985	864,508
(Loss)/income before income tax	(321,455)	(563,106)	2,862,310	2,662,162	(4,792,723)	(152,812)
Income tax expense	—	—	(51,230)	(117,413)	—	(168,643)
Net (loss)/income	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)
Net (loss)/income attributable to shareholders of Li Auto Inc.	(321,455)	(563,106)	2,811,080	2,544,749	(4,792,723)	(321,455)

Condensed Consolidating Schedule of Balance Sheet Information

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	1,121,233	62,476,935	721	27,730,141	—	91,329,030
Restricted cash	—	479	—	—	—	479
Time deposits and short-term investments	—	1,725,382	—	10,207,873	—	11,933,255
Trade receivable	—	140,047	—	3,476	—	143,523
Amounts due from the Group companies(5)	54,475,676	62,322,940	19,165,427	30,567,860	(166,531,903)	—
Inventories	—	6,871,713	12	254	—	6,871,979
Prepayments and other current assets	—	3,868,375	25,005	172,090	181,848	4,247,318
Investments in subsidiaries(3)	11,452,246	16,408,055	—	—	(27,860,301)	—
Investments in VIEs and VIEs’ subsidiaries(3)	—	—	7,121,753	—	(7,121,753)	—
Long-term investments	10,268	1,065,290	157,045	362,773	—	1,595,376
Property, plant and equipment, net(4)	10	15,424,813	208,291	112,586	(682)	15,745,018
Operating lease right-of-use assets, net	—	5,267,713	17,897	653,620	—	5,939,230
Intangible assets, net(4)	—	318,081	112,506	669,495	(235,902)	864,180
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	1,990,245	—	—	—	1,990,245
Other non-current assets	—	2,236,261	102,434	463,659	—	2,802,354
Total assets	67,059,433	180,121,813	26,911,091	70,943,827	(201,568,693)	143,467,471

Short-term borrowings	6,719,797	255,602	—	—	—	6,975,399
Trade and notes payable	—	47,163,817	239,502	4,466,778	—	51,870,097
Amounts due to the Group companies(5)	3,598	99,688,074	8,847,504	57,988,379	(166,527,555)	—
Amounts due to related parties	—	4,919	5,665	23	—	10,607
Deferred revenue, current	—	1,525,543	—	—	—	1,525,543
Operating lease liabilities, current	—	1,086,216	15,210	45,011	—	1,146,437
Accruals and other current liabilities	193,414	9,035,180	1,395,105	590,927	—	11,214,626
Long-term borrowings	—	1,747,070	—	—	—	1,747,070
Deferred revenue, non-current	—	812,218	—	—	—	812,218
Operating lease liabilities, non-current	—	2,972,326	—	705,635	—	3,677,961
Deferred tax liabilities	—	200,877	—	—	—	200,877
Other non-current liabilities	—	3,686,043	50	25,321	—	3,711,414
Total liabilities	6,916,809	168,177,885	10,503,036	63,822,074	(166,527,555)	82,892,249
Total shareholders’ equity	60,142,624	11,943,928	16,408,055	7,121,753	(35,041,138)	60,575,222
Total liabilities and shareholders’ equity	67,059,433	180,121,813	26,911,091	70,943,827	(201,568,693)	143,467,471

	As of December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	974,224	18,971,899	2,238	18,529,655	—	38,478,016
Restricted cash	—	962,796	—	977,346	—	1,940,142
Time deposits and short-term investments	2,195,952	7,491,111	—	8,344,332	—	18,031,395
Trade receivable	—	48,381	—	—	—	48,381
Amounts due from the Group companies(5)	47,993,884	61,113,464	8,058,719	37,885,882	(155,051,949)	—
Inventories	—	6,804,439	—	254	—	6,804,693
Prepayments and other current assets	3,132	1,492,750	25,818	168,160	—	1,689,860
Investments in subsidiaries(3)	—	7,128,624	—	—	(7,128,624)	—
Investments in VIEs and VIEs’ subsidiaries(3)	—	—	3,827,028	—	(3,827,028)	—
Long-term investments	12,968	1,179,908	149,076	142,539	—	1,484,491
Property, plant and equipment, net(4)	18	10,918,971	120,001	101,577	47,331	11,187,898
Operating lease right-of-use assets, net	—	2,808,503	37,297	693,111	—	3,538,911
Intangible assets, net(4)	—	363,510	290,654	740,570	(562,114)	832,620
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	74,767	—	—	—	74,767
Other non-current assets	—	1,760,306	77,020	583,967	—	2,421,293
Total assets	51,180,178	121,124,913	12,587,851	68,167,393	(166,522,384)	86,537,951

Short-term borrowings	6,965	383,785	—	—	—	390,750
Trade and notes payable	—	18,652,642	48,491	1,323,196	—	20,024,329
Amounts due to the Group companies(5)	—	91,130,858	4,644,571	60,539,514	(156,314,943)	—
Amounts due to related parties	—	1,309	5,858	23	—	7,190
Deferred revenue, current	—	569,234	—	—	—	569,234
Operating lease liabilities, current	—	634,383	21,364	40,707	—	696,454
Accruals and other current liabilities	59,533	4,800,392	490,386	334,333	—	5,684,644
Long-term borrowings	6,254,979	2,475,828	—	500,000	—	9,230,807
Deferred revenue, non-current	—	581,598	—	—	—	581,598
Operating lease liabilities, non-current	—	1,194,533	13,161	738,673	—	1,946,367
Deferred tax liabilities	—	74,830	—	2,979	—	77,809
Other non-current liabilities	—	2,134,692	50	7,720	—	2,142,462
Total liabilities	6,321,477	122,634,084	5,223,881	63,487,145	(156,314,943)	41,351,644
Total shareholders’ equity	44,858,701	(1,509,171)	7,363,970	4,680,248	(10,207,441)	45,186,307
Total liabilities and shareholders’ equity	51,180,178	121,124,913	12,587,851	68,167,393	(166,522,384)	86,537,951

Condensed Consolidating Schedule of Cash Flow Information

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	—	(2,869,165)	225,763	2,643,402	—	—
Net cash provided by/(used in) other transactions	56,515	62,188,526	(3,958,498)	(7,593,022)	—	50,693,521
Net cash provided by/(used in) operating activities	56,515	59,319,361	(3,732,735)	(4,949,620)	—	50,693,521
Inter-company loan financing to group companies(7)	(3,589,329)	(15,616,488)	—	—	19,205,817	—
Other investing activities with external entities	2,137,626	133,450	(195,386)	(2,087,758)	—	(12,068)
Net cash used in investing activities	(1,451,703)	(15,483,038)	(195,386)	(2,087,758)	19,205,817	(12,068)
Inter-company loan financing from group companies(7)	—	—	3,926,604	15,279,213	(19,205,817)	—
Other financing activities with external entities	1,547,552	(862,167)	—	(500,000)	—	185,385
Net cash provided by/(used in) financing activities	1,547,552	(862,167)	3,926,604	14,779,213	(19,205,817)	185,385

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	(70)	(2,884,657)	50,319	2,834,408	—	—
Net cash provided by/(used in) other transactions	450,587	20,590,505	(2,738,637)	(10,922,189)	—	7,380,266
Net cash provided by/(used in) operating activities	450,517	17,705,848	(2,688,318)	(8,087,781)	—	7,380,266
Inter-company loan financing to group companies(7)	(23,397,234)	(23,424,257)	—	—	46,821,491	—
Other investing activities with external entities	5,426,871	(7,324,717)	(317,321)	(2,149,494)	—	(4,364,661)
Net cash used in investing activities	(17,970,363)	(30,748,974)	(317,321)	(2,149,494)	46,821,491	(4,364,661)
Inter-company loan financing from group companies(7)	—	23,397,234	3,006,631	20,417,626	(46,821,491)	—
Other financing activities with external entities	2,789,778	1,250,737	—	1,598,877	—	5,639,392
Net cash provided by financing activities	2,789,778	24,647,971	3,006,631	22,016,503	(46,821,491)	5,639,392

	For the Year Ended December 31, 2021
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(6)	—	(8,365,873)	1,024,591	7,341,282	—	—
Net cash provided by/(used in) other transactions	367,063	18,198,999	(1,532,536)	(8,693,141)	—	8,340,385
Net cash provided by/(used in) operating activities	367,063	9,833,126	(507,945)	(1,351,859)	—	8,340,385
Inter-company loan financing to group companies(7)	(10,157,678)	(15,423,324)	—	—	25,581,002	—
Other investing activities with external entities	7,252,559	(2,797,315)	(71,443)	(8,641,045)	—	(4,257,244)
Net cash used in investing activities	(2,905,119)	(18,220,639)	(71,443)	(8,641,045)	25,581,002	(4,257,244)
Inter-company loan financing from group companies(7)	—	10,157,678	564,358	14,858,966	(25,581,002)	—
Other financing activities with external entities	16,539,225	89,000	—	81,308	—	16,709,533
Net cash provided by financing activities	16,539,225	10,246,678	564,358	14,940,274	(25,581,002)	16,709,533

Notes:

(1)

Third-party revenues primarily resulted from vehicle sales to customers by certain of the VIEs’ subsidiaries before the reorganization in 2021. No vehicle sales revenues were generated after the 2021 reorganization.

(2)	It represents the elimination of the inter-company technical and other service fees, vehicle sales, and transfer of intangible assets.
(3)	It represents the elimination of the investment in the VIEs and our subsidiaries by Li Auto Inc.
(4)	It represents the elimination of the unrealized profit from inter-company transfer of long-lived assets.
(5)

It represents the elimination of intercompany balances among Li Auto Inc., VIEs, and our subsidiaries. As of December 31, 2021, 2022, and 2023, there were no balances for management fees charged to VIEs. The amounts due from group companies and the amounts due to group companies represent the funds provided among Li Auto Inc., the VIEs, and our subsidiaries.

(6)

For the years ended December 31, 2021, 2022, and 2023, cash paid by subsidiaries to VIEs for certain service fees, inter-company vehicle sales and inter-company transfer of intangible assets were RMB7.3 billion, RMB2.8 billion, and RMB2.6 billion, respectively. For the years ended December 31, 2021, 2022, and 2023, no management fees were paid by VIEs to the WFOE (pursuant to each management fee arrangement with the VIEs).

(7)	For the years ended December 31, 2021, 2022, and 2023, inter-company loan financing paid by subsidiaries to VIEs were RMB14.9 billion, RMB20.4 billion, and RMB15.3 billion, respectively.

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of comprehensive (loss)/income data and selected consolidated cash flow data for the years ended December 31, 2021, 2022, and 2023 and the selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019, 2020, and 2021 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of comprehensive (loss)/income data for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues:
—Vehicle sales	280,967	9,282,703	26,128,469	44,106,434	120,294,667	16,943,150
—Other sales and services	3,400	173,906	881,310	1,180,382	3,556,665	500,946
Total revenues	284,367	9,456,609	27,009,779	45,286,816	123,851,332	17,444,096
Cost of sales(1)
—Vehicle sales	(279,555)	(7,763,628)	(20,755,578)	(35,688,343)	(94,482,347)	(13,307,560)
—Other sales and services	(4,907)	(143,642)	(492,747)	(808,017)	(1,872,234)	(263,699)
Total cost of sales	(284,462)	(7,907,270)	(21,248,325)	(36,496,360)	(96,354,581)	(13,571,259)
Gross (loss)/profit	(95)	1,549,339	5,761,454	8,790,456	27,496,751	3,872,837
Operating expenses:
—Research and development(1)	(1,169,140)	(1,099,857)	(3,286,389)	(6,780,032)	(10,586,129)	(1,491,025)
—Selling, general and administrative(1)	(689,379)	(1,118,819)	(3,492,385)	(5,665,301)	(9,767,955)	(1,375,788)
—Other operating income, net	—	—	—	—	264,210	37,213
Total operating expenses	(1,858,519)	(2,218,676)	(6,778,774)	(12,445,333)	(20,089,874)	(2,829,600)
(Loss)/Income from operations	(1,858,614)	(669,337)	(1,017,320)	(3,654,877)	7,406,877	1,043,237
Other (expense)/income	(559,260)	480,460	864,508	1,495,522	3,044,886	428,863
(Loss)/Income before income tax	(2,417,874)	(188,877)	(152,812)	(2,159,355)	10,451,763	1,472,100
Net (loss)/income	(2,438,536)	(151,657)	(321,455)	(2,032,348)	11,809,125	1,663,280
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(3,281,607)	(791,985)	(321,455)	(2,012,215)	11,704,133	1,648,492
Weighted average number of ordinary shares used in computing net (loss)/earnings per share
Basic	255,000,000	870,003,278	1,853,320,448	1,941,230,998	1,967,863,759	1,967,863,759
Diluted	255,000,000	870,003,278	1,853,320,448	1,941,230,998	2,115,376,392	2,115,376,392
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(12.87)	(0.91)	(0.17)	(1.04)	5.95	0.84
Diluted	(12.87)	(0.91)	(0.17)	(1.04)	5.55	0.78
Net (loss)/income	(2,438,536)	(151,657)	(321,455)	(2,032,348)	11,809,125	1,663,280
Total other comprehensive income/(loss), net of tax	2,851	(1,020,728)	(516,687)	1,327,761	(30,766)	(4,333)
Total comprehensive (loss)/income, net of tax	(2,435,685)	(1,172,385)	(838,142)	(704,587)	11,778,359	1,658,947
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(3,278,756)	(1,812,713)	(838,142)	(684,454)	11,673,367	1,644,159

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	—	1,515	26,713	44,845	46,631	6,568
Research and development expenses	—	60,789	741,793	1,333,710	1,552,421	218,654
Selling, general and administrative expenses	—	80,491	332,850	674,610	779,637	109,810
Total	—	142,795	1,101,356	2,053,165	2,378,689	335,032

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	1,296,215	8,938,341	27,854,224	38,478,016	91,329,030	12,863,425
Restricted cash	140,027	1,234,178	2,638,840	1,940,142	479	67
Time deposits and short-term investments	2,272,653	19,701,382	19,668,239	18,031,395	11,933,255	1,680,764
Total assets	9,513,422	36,373,276	61,848,913	86,537,951	143,467,471	20,206,970
Total liabilities	4,932,291	6,569,679	20,784,611	41,351,644	82,892,249	11,675,129
Total mezzanine equity	10,255,662	—	—	—	—	—
Total shareholders’ (deficit)/equity	(5,674,531)	29,803,597	41,064,302	45,186,307	60,575,222	8,531,841
Total liabilities, mezzanine equity and shareholders’ equity	9,513,422	36,373,276	61,848,913	86,537,951	143,467,471	20,206,970

The following table sets forth our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2019	2020	2021	2022	2023
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(1,793,710)	3,139,804	8,340,385	7,380,266	50,693,521	7,140,033
Net cash used in investing activities	(2,574,836)	(18,737,725)	(4,257,244)	(4,364,661)	(12,068)	(1,700)
Net cash provided by financing activities	5,655,690	24,710,697	16,709,533	5,639,392	185,385	26,111
Effects of exchange rate changes on cash, cash equivalents and restricted cash	53,722	(376,646)	(472,129)	1,270,097	44,513	6,270
Net increase in cash, cash equivalents and restricted cash	1,340,866	8,736,130	20,320,545	9,925,094	50,911,351	7,170,714
Cash, cash equivalents and restricted cash at the beginning of the year	95,523	1,436,389	10,172,519	30,493,064	40,418,158	5,692,778
Cash, cash equivalents and restricted cash at the end of the year	1,436,389	10,172,519	30,493,064	40,418,158	91,329,509	12,863,492

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risks Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Relating to Our Business and Industry

●	We have a limited operating history in BEV production and sales, and face significant challenges as a new entrant into the BEV market.
●	Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.
●	We currently and in the foreseeable future depend on revenues generated from a relatively limited number of vehicle models.
●	We continue to be subject to risks associated with EREVs.
●	We had net losses in the past, which may happen again in the future.
●	Our vehicles may not perform in line with user expectations and may contain defects.
●	We may not be successful in the highly competitive China automotive market.
●	Our research and development efforts may not yield the results as expected.
●	We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.
●	Our business is subject to various evolving PRC laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.
●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business and results of operations.
●	The PRC legal system is developing, which could lead to uncertainties that adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.
●	The interpretation and implementation of the PRC Foreign Investment Law and its implementation rules are evolving, and we cannot fully ascertain how they may impact the viability of our current corporate structure, corporate governance, and operations.
●	We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to our ADSs and Class A Ordinary Shares

●	The trading price of our Class A ordinary shares or ADSs has been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Risks Relating to Our Business and Industry

We have a limited operating history in BEV production and sales, and face significant challenges as a new entrant into the BEV market.

Although we were founded in 2015 and have produced EREVs since November 2019, we commenced delivery of our first BEV only in March 2024. There is limited historical basis for making judgments on the demand for our BEVs or our ability to develop, manufacture, and deliver BEVs, our ability to expand our charging network to meet the demand of our HPC BEVs, or our ability to maintain continued profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business, particularly when we introduce all new models or adopt technologies where we have less experience, such as BEVs or BEV technologies. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into the BEV market, including with respect to our ability to continually advance our HPC BEV technologies, develop and manufacture safe, reliable, and quality BEVs that appeal to users, achieve vehicle delivery and servicing in a large volume, build a well-recognized and respected brand cost-effectively, expand our BEV lineup, navigate the evolving regulatory environment, improve and maintain our operating efficiency, manage supply chain effectively, adapt to changing market conditions, including technological developments and changes in competitive landscape, and manage our growth effectively. We may adjust our strategies and plans from time to time to remain competitive as a new entrant into the BEV market. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.

The sustainability of our business depends, in large part, on our ability to timely execute our plan to develop, manufacture, and deliver on a large scale automobiles of high quality and appeal to users. Our vehicles are produced in our own manufacturing bases, and the production volume can be increased with our increased efficiency and technological capabilities. However, our production capacity may not be sufficient to meet the future demand of our vehicles. To date we have relatively limited automobile manufacturing experience to balance production volume and vehicle quality and appeal, especially with respect to BEVs, and therefore cannot assure you that we will be able to achieve our targeted production volume of commercially viable vehicles on a timely basis, or at all.

Our continued development, manufacturing, and delivery of automobiles of high quality to achieve our targeted production volume are and will be subject to risks, including with respect to:

●	lack of necessary funding;
●	delays or disruptions in our supply chain;
●	delays in the research and development of technologies necessary for our vehicles;
●	quality control deficiencies;
●	compliance with environmental, workplace safety, and other regulations; and
●	cost overruns.

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

We currently and in the foreseeable future depend on revenues generated from a relatively limited number of vehicle models.

Although we already have established a multi-model product line, we currently and in the foreseeable future depend substantially on the sales and success of a relatively limited number of vehicle models. Our current product line mostly comprises large and full-size SUVs with similar exterior designs, which may not appeal to certain consumers. To the extent our product variety, design, and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a relatively limited number of vehicle models, to the extent a particular model is not timely launched or well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

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

We continue to be subject to risks associated with EREVs.

We cannot assure you that EREVs will continue to be accepted by the market. Moreover, our business and future results of operations will continue to depend in part on our ability to develop our EREV technologies and improve the performance and efficiency in a cost-effective and timely manner. Our research and development efforts may not be sufficient to adapt to changes in the EREV technologies as well as developments in other NEV technologies, including BEV technologies, which may reduce the competitive advantages of EREV technologies. As technologies evolve, we plan to continue to upgrade or adapt our EREVs and introduce new models with the latest EREV technologies. This will require us to invest resources in research and development and to cooperate effectively on new designs with our suppliers, develop actionable insights from data analysis and user feedback, and respond effectively to technological changes and policy and regulatory developments.

As a pioneer to successfully commercialize EREVs in China, while we have accumulated experience in volume production of EREVs, we currently face competition from other automakers that have successfully commercialized EREVs as well. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards, as well as the production volumes to satisfy the market demand for our existing and future models.

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

We had net losses in the past, which may happen again in the future.

Although we generated net income of RMB11.8 billion (US$1.7 billion) in 2023, we incurred net losses of RMB321.5 million in 2021 and RMB2.0 billion in 2022. We made capital expenditures of RMB4.0 billion, RMB5.1 billion, and RMB6.5 billion (US$916.5 million) in 2021, 2022, and 2023, respectively. The pressure on us to maintain profitable may be exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases, and borrowings. We expect to continue to invest in research and development, production ramp-up of our new models, development of our manufacturing bases, and expansion of retail stores, showrooms and delivery and servicing centers to further expand our business. These investments may not result in revenue increase, or at all, and we may incur net losses again in the future.

We may not generate sufficient revenues or incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or achieving profitability.

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

In addition, any defects in or significant issues with of the range extension system or 5C super charging technologies may weaken user confidence in our vehicles. If any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

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

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, or negative publicity about third parties that use the same or similar brand name as ours, can harm our reputation, business, and results of operations, even if they are baseless, irrelevant, or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the NEV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, including Weixin and Weibo in China, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm user perceptions and confidence in our brand. Perceived or actual concerns on battery deterioration that are often associated with NEVs could also adversely affect user confidence in our vehicles. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

Our research and development efforts may not yield the results as expected.

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next-generation EREV powertrain system, 5C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. In 2021, 2022, and 2023, our research and development expenses amounted to RMB3.3 billion, RMB6.8 billion, and RMB10.6 billion (US$1.5 billion), respectively. Our research and development expenses accounted for 12.2%, 15.0%, and 8.5% of our total revenues in 2021, 2022, and 2023, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.

We collaborate with various third-party suppliers for sourced parts, including battery cells and semiconductor chips, to build our vehicles. Some of the third-party suppliers are currently our single-source suppliers selected from two or more suppliers that are readily available in the market for these components, and we expect that this may continue for our future vehicles consistent with market practice. We also rely on key raw materials, such as steel and aluminum, sourced from our third-party suppliers. The prices for these raw materials may fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and thus could adversely affect our business, financial condition, and results of operations. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. We may still experience supply chain constraints as China’s automotive industry is undergoing a structural change that is leading to increased demand for advanced components and chips, many of which are used in our vehicles. In addition, the current tension in international trade and politics, including various restrictions related to the Chinese semiconductor industry imposed by the U.S. government, may also adversely affect the supply of our chips. In the past, we adjusted our delivery outlook and may continue to make similar adjustment in the future due to various reasons, such as supply chain constraints or insufficient consumer demand, and such adjustments may have a negative impact on the prices of our Class A ordinary shares and the ADSs.

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

China is currently one of the world’s major automotive markets, especially in terms of passenger vehicle sales volume. China’s passenger vehicle market experienced fluctuations previously, and we cannot predict how the consumer demand for passenger vehicles will develop in the future. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China’s passenger vehicle market may be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition, and results of operations could be materially and adversely affected.

Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

The growth of our business benefits from PRC government policies at central and local levels that support the development of NEVs and domestically manufactured vehicles. There are uncertainties about government support for an HPC network, which is essential for our HPC BEVs.

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On December 28, 2018, the State Administration for Market Regulation, or the SAMR, and the National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards, effective on July 1, 2019, to regulate electric vehicles regarding their energy efficiency. Our EREVs are equipped with both an ICE-based range extension system and electric motors and are thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, our EREVs sold in Beijing and Shanghai are ineligible to enjoy the exemptions from the license plate restrictions available to the BEVs. There are uncertainties whether the arrangements regarding license plate restrictions will reduce the demand for EREVs in Beijing and Shanghai, which are two of the major markets for our vehicles. Although we are currently not aware of any government plan to adopt similar policies in areas other than Beijing and Shanghai, changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for our existing and future EREVs, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. Favorable government incentives and subsidies enjoyed by NEVs have been decreasing. China’s central government phased out the subsidies for purchasers of NEVs and the national-level subsidies for NEVs ceased as of the date of this annual report.

We cannot assure you that any further changes in regulatory policies would be favorable to our business. Furthermore, any reduction, elimination, or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of NEVs, fiscal tightening, or other factors may affect government incentives or subsides and result in the diminished competitiveness of the NEV industry generally.

Our vehicles sales are also affected by government policies, such as tariffs on imported cars and removal of restriction on foreign ownership of NEV automakers and ICE passenger automakers. As a result, foreign NEV competitors and foreign ICE automakers could build wholly-owned manufacturing facilities in China without the need for a domestic joint venture partner. For example, Tesla has built a factory to manufacture electronic vehicles in Shanghai without a joint venture partner. These changes could intensify market competition and reduce our pricing advantage, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

We may be unable to adequately control the costs associated with our operations.

We have devoted significant capital to developing and growing our business, including developing and manufacturing our vehicles, purchasing land and equipment, constructing our manufacturing bases, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models, expenditures to expand our retail stores, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material and auto parts procurement costs, expenditures to expand our HPC network, and selling expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs, or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

A global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

From October 2020 through the end of 2022, the supply of semiconductor chips used for automotive manufacturing experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for our millimeter-wave radar supplier was severely hampered, and our production and deliveries for the third quarter of 2021 were adversely affected. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased by us from a single source although we reserve the flexibility to obtain the components from multiple sources. If the suppliers for the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. In addition, rising tensions between the United States and China could also materially and adversely affect the supply of semiconductor chips for our business. See “—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.” If we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

A global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. There was a looming shortage of battery packs from mid-2020 through the end of 2022 as a result of an increase in global demand due to increased production of NEVs, rising demand for raw material of battery cells, and the disruption in the supply chain due to the COVID-19 pandemic. Any increase in the price of battery packs, regardless of whether resulting from the foregoing factors, may result in increasing sale price of our vehicles and thus lower demand for our vehicles, which in turn may adversely affect our financial condition and results of operations. Although as of the date of this annual report, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of battery packs, we cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. Our business is dependent on the continued supply of battery packs used in our vehicles. If any of our battery pack suppliers becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from any of these battery pack supplies could disrupt production of our vehicles until such time as we find an alternative supplier. We cannot assure you that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition. In addition, the price of battery packs may also rise at a faster pace in connection with the global supply shortage and the increased prices for the materials used in the battery cells, which may adversely affect our financial condition and results of operations.

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

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand or idle inventory of raw materials for phased-out models, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. The inventory write-downs that we recognized in 2021 were immaterial. We recognized RMB1.1 billion and RMB234.8 million (US$33.1 million) in write-downs of inventory to net realizable value and losses on inventory purchase commitments in cost of sales in 2022 and 2023, respectively. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles and harm our reputation.

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

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our users with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;
●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales, and service facilities;
●	constructing or expanding charging network for our vehicles;
●	implementing and enhancing administrative infrastructure, systems, and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

Our business depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel, and our operations may be severely disrupted if we lose their services.

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of vehicle intelligence and autonomous driving, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In addition, because our vehicles are based on different technology platforms from traditional ICE vehicles, individuals with sufficient training in such vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is relatively young, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

If any of our executive officers and key employees terminates his or her services with us, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train, and retain qualified personnel. We have not obtained any “key person” insurance on our key personnel. If any of our executive officers or key employees joins a competitor or forms a competing company regardless of whether non-competition agreements are in place and enforceable, we may lose users, know-how and key professionals and staff members. To the extent permitted by laws, each of our executive officers and key employees has entered into an employment agreement and a non-compete agreement with us. However, if any dispute arises between our executive officers or key employees and us, the non-competition provisions contained in their non-compete agreements may not be enforceable, especially in China, where these executive officers reside, on the ground that we have not provided adequate compensation to them for their non-competition obligations, which is required under PRC laws.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xiang Li, our chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including (i) an exemption from having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nominating and corporate governance committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Only four of our eight directors are independent directors and Mr. Xiang Li, a non-independent director, is a member of our compensation committee.

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

In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and painting shops, user satisfaction could be adversely affected. For instance, our vehicles may be resold to certain jurisdictions where we have not officially launched our delivery and servicing centers or authorized body and paining shops. The lack of such services could pose challenges for our overseas users, potentially adversely affecting their overall satisfaction for our vehicles. This, in turn, could materially and adversely affect our sales, results of operations, and prospects.

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

Our vehicles are currently equipped with autonomous driving features realized through NOA functions, and we continue to develop autonomous driving technology for our vehicles. For example, we have equipped our Li AD Max/Pro autonomous driving systems on our Li L series and Li MEGA to enable various safe and intelligent autonomous driving features such as highway NOA. We rely on third-party suppliers for certain components used in our Li AD Max/Pro autonomous driving system, and any defects of or quality issues with those components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles’ level of autonomous driving capabilities through ongoing research and development. Autonomous driving as an evolving and complex technology is subject to risks, and from time to time there have been accidents associated with such technology. The safety of such technology depends in part on user interaction and users may not be accustomed to using such technology. To the extent accidents associated with our future autonomous driving technology occur, we could be subject to liability, government scrutiny, and further regulation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Autonomous Driving.” Any of the foregoing could materially and adversely affect our brand image, financial condition, results of operations, and growth prospects.

Any unauthorized control or manipulation of our vehicle systems could result in loss of confidence in us and our vehicles and harm our business.

Our vehicles contain complex information technology systems. For example, our vehicles are designed with built-in data connectivity to accept and install periodic remote updates from us to improve or update the functionality of our vehicles. We have designed, implemented, and tested security measures intended to prevent unauthorized access to our information technology networks, our vehicles, and their systems. However, hackers may attempt in the future, to gain unauthorized access to modify, alter, and use our networks, vehicles, and systems to gain control of, or to change, our vehicles’ functionality, user interface, and performance characteristics, or to gain access to data stored in or generated by the vehicles. Vulnerabilities could be identified in the future and our remediation efforts may not be successful. Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or proceedings against us. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems, or data, as well as other factors that may result in the perception that our vehicles, their systems, or data are capable of being “hacked,” could negatively affect our brand and harm our business, financial condition, results of operations, and prospects.

Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

Our distribution model is not common in the automotive industry today, particularly in China. We own and operate our distribution network through which we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels. Our expansion of our network of retail stores, showrooms and delivery and servicing centers may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from, or filing with, government authorities, and we may not be successful in addressing these challenges.

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

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design, develop, and manufacture our NEVs and new models, build and equip new manufacturing bases to produce such components, open new retail stores, showrooms and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

As a result of these factors, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance. Moreover, our results of operations may not meet expectations of equity research analysts or investors. If this occurs, the trading price of our Class A ordinary shares or ADSs could fluctuate substantially either suddenly or over time.

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

Under PRC laws, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, disease control approvals, environment protection approvals, the pollution discharge permits, drainage license, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by the authorities. Some of the construction projects carried out by us are undergoing necessary approval procedures as required by law, which requires the approval of the municipal government. As a result, the entities operating such construction projects may be subject to administrative supervision, fines, or the suspension of use of such projects. Any of the foregoing could materially and adversely affect our business operations.

Our business plans require a significant amount of capital. In addition, our future capital needs may require us to issue additional equity or debt securities that may dilute our shareholders or introduce covenants that may restrict our operations or our ability to pay dividends.

We will need significant capital to, among other things, conduct research and development, expand our production capacity, and roll out our retail stores, showrooms and delivery and servicing centers. As we ramp up our production capacity and operations, we may also require significant capital to maintain our property, plant, and equipment and such costs may be greater than what we currently anticipate. We expect that our level of capital expenditures will be significantly affected by consumer demand for our products and services. The fact that we have a limited operating history means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from what we currently anticipate. We may seek equity or debt financing to finance a portion of our capital expenditures. Such financing might not be available to us in a timely manner or on terms that are acceptable, or at all. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition, and prospects may be materially and adversely affected.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, and terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay, or cancel our planned activities, or substantially change our corporate structure. We may have shareholders’ deficit balance in the future, which may limit our ability to obtain financing and materially and adversely affect our liquidity and financial condition. We might not be able to obtain any funding or service any of the debts we incurred, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

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

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. For example, on October 4, 2023, the European Commission published a notice of initiation of anti-subsidy investigation into the imports of BEVs originating in China. If the European Commission determines that Chinese subsidies affecting BEV imports are countervailable and have caused material injury to the European Union industry, it may impose countervailing duties such as import tariffs on BEVs originating in China for five years, which can be extended for successive five-year periods following an expiry review. The European Union anti-subsidy investigations or other similar investigations in international markets may adversely affect the imports of BEVs from China, such as ours, into international markets. In addition, on March 1, 2024, the Bureau of Industry and Security of the U.S. Department of Commerce published an advance notice of proposed rulemaking seeking public comment on possible restrictions on broadly defined “connected vehicles” or their components involving "foreign adversaries,” including China. As of the date of this annual report, the final rules implementing the advance notice have not been issued yet, and the scope of the restrictions may be materially different from what is currently contemplated by the advance notice. New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We also may face protectionist policies that could, among other things, hinder our ability to execute our business strategies and place us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activity. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to the laws and regulations of the jurisdictions in which we operate. If any of our overseas operations, or our affiliates or agents, violate such laws, we could become subject to sanctions or other penalties, which could adversely affect our reputation, business, financial condition, and results of operations.

In addition, we may face operational issues that could materially and adversely affect our reputation, business, financial condition, and results of operations, if we fail to address certain factors including, but not limited to, the following:

●	lack of acceptance of our products and services, and challenges of localizing our offerings to appeal to local tastes;
●	conforming our products to regulatory and safety requirements and charging and other electric infrastructures;
●	failure to attract and retain capable talents with international perspectives who can effectively manage and operate local businesses;
●	challenges in identifying appropriate local business partners and establishing and maintaining good working relationships with them;
●	inability to control the scope of destinations where our vehicles are sold through secondary sales;
●	availability, reliability, and security of international payment systems and logistics infrastructure;
●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, and of achieving customization and integration of these systems with the other parts of our technology platform;
●	challenges in replicating or adapting our company policies and procedures to operating environments different from that of China;
●	national security policies that restrict our ability to utilize technologies that are deemed by local authorities to pose a threat to their national security;
●	the need for increased resources to manage regulatory compliance across our international businesses;
●	compliance with privacy laws and data security laws and compliance costs across different legal systems;
●	heightened restrictions and barriers on the transfer of data between different jurisdictions;

●	differing, complex, and potentially adverse customs, import and export laws, tax rules and regulations or other trade barriers or restrictions related compliance obligations and consequences of non-compliance, and any new developments in these areas;
●	business licensing or certification requirements of the local markets;
●	exchange rate fluctuations;
●	political instability and general economic or political conditions in particular jurisdictions, including territorial or trade disputes, war, and terrorism; and
●	significant capital required for entering into new geographical markets, including cost of promoting our brand in the new markets, building sales and services networks.

Failure to manage these risks and challenges could adversely affect our ability to expand our business and operations internationally as well as materially and adversely affect our business, financial condition, and results of operations.

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

Our business is subject to various evolving laws and regulations regarding data privacy and cybersecurity. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations.

We face significant challenges with respect to cybersecurity and data privacy, including the storage, transmission, and sharing of confidential information. We transmit and store confidential and private information of our users, such as personal information, including names, user accounts, and payment or transaction-related information.

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

Regulatory requirements on cybersecurity and data privacy are constantly evolving and can be subject to varying interpretations or significant changes, resulting in uncertainties about the scope of our responsibilities in that regard. For example, on August 20, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Personal Information Protection Law, which took effect on November 1, 2021. The PRC Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose and should be directly related to its purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities processing personal information must be responsible for their personal information processing activities and adopt necessary measures to safeguard the security of the personal information that they process. Otherwise, the entities processing personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines, or other penalties. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security.

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures was relatively new, there are uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which took effect on September 1, 2021 and defines critical information infrastructure as any important network facilities or information systems of important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, the administration departments for each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the government authorities, which may increase our compliance costs and affect our ability to conduct overseas offerings. If we were regarded as a critical information infrastructure operator by the government authorities, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, we may be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resources. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures or clear the cybersecurity review in a timely manner, or at all, if we are required to follow such procedures or are subject to cybersecurity review by the CAC and other PRC regulatory authorities.

In addition, on August 16, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, and Ministry of Transport jointly issued the Regulations on the Management of Automobile Data Security (for Trial Implementation), which took effect on October 1, 2021. These regulations aim to regulate the activities of processing automobile data, including without limitation personal information and important data involved in the process of automotive design, production, sales, use, operation, and maintenance within the PRC territory. The regulations further elaborate the principles and requirements for the protection of personal information and important data in the automotive industry scenarios and requires automobile data processors processing important data to submit an annual report to specify its automobile data security management status to the provincial counterparts of the CAC and other government authorities prior to December 15 each year. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” We cannot assure you that the regulators will not interpret or implement the laws or regulations in ways that adversely affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of China in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), which reiterates the circumstances under which a data processor must apply for cybersecurity review. These regulations also provide that data processors processing important data or listing overseas should conduct an annual data security self-assessment or third-party assessment. There is no timetable as to when these regulations will be enacted. As such, it remains unclear whether the final version adopted in the future will have any further material changes, and it is uncertain how the draft regulations will be enacted, interpreted, or implemented and how they will affect us. If a final version of these regulations is adopted, we may be subject to review and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of these regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchanges, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

It remains uncertain whether future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these future regulatory changes, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If future regulatory updates mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on foreign stock exchanges, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations, or investigation or other legal proceeding pending or threatened against us initiated by government authorities or third parties, that will materially and adversely affect our business and operations. We have not been involved in any formal investigations on cybersecurity review by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

As we expand our operations into other jurisdictions, we will be subject to additional laws and regulations in these jurisdictions. The laws and regulations of other jurisdictions may restrict the collection, storage, transmission, and exchange of data across jurisdictions, which could impose additional and substantial operational, administrative, and compliance burdens on us. Additionally, they may restrict our business activities and expansion plans, and impede our business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. The increasing number of new legal requirements in various jurisdictions, such as the European Union General Data Protection Regulation, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection, and privacy, and may impose significant penalties for noncompliance, including but not limited to, penalties calculated as a percentage of global revenues under the General Data Protection Regulation. In addition, on February 28, 2024, the Biden administration of the United States released an executive order calling for the U.S. Department of Justice to promulgate regulations to prohibit and restrict the transfer of substantial quantities of sensitive personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. As of the date of this annual report, the final rules implementing this executive order have not been issued yet, and the regulatory definition of sensitive personal data may expand in the final rules. Any failure by us to comply with applicable data privacy and protection laws and regulations, or any failure by our employees to comply with our internal policies and measures, could subject us to regulatory actions and legal proceedings. Regulatory actions include governmental enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way. Such actions and legal proceedings could subject us to significant civil or criminal penalties and may require us to change our business practices. Moreover, they may necessitate significant resources in responding to and defending allegations and claims. All of these outcomes could materially harm our business, prospects, financial condition, and results of operations.

Our warranty reserves may be insufficient to cover future warranty claims, which could adversely affect our financial condition and results of operations.

We provide warranties for new vehicles, battery packs, electric motors, and electric motor controllers, as well as air springs. We also provide owners of our vehicles free roadside assistance during the warranty coverage 24 hours a day, seven days a week. Our warranty program is similar to other automakers’ warranty programs and is intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric systems, battery, powertrain, and brake system. It also covers free road assistance under the warranty coverage. We record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. We cannot assure you that our warranty reserves will be sufficient to cover future warranty claims. We could, in the future, become subject to significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our financial condition, results of operations, and prospects.

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

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. As of March 15, 2024, awards to purchase an aggregate of 80,833,864 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate of 37,400,946 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after their grant date. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the board of directors approved to replace such options with the same number of restricted Class B ordinary shares under the same plan, all of which were vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We refer to these 108,557,400 Class A ordinary shares as the CEO Award Shares.We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our registered trademarks and trademarks under application relating to our design, software, or smart technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

●	cease selling, incorporating certain components into, or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;
●	pay substantial damages;
●	seek a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms or at all;
●	redesign our vehicles or other goods or services; or
●	establish and maintain alternative trademarks for our products and services.

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

We regard our trademarks, service marks, patents, domain names, trade secrets, proprietary technologies, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our proprietary rights.

We have invested significant resources to develop our own intellectual property. Failure to maintain or protect these rights could harm our business. In addition, any unauthorized use of our intellectual property by third parties may adversely affect our current and future revenues and our reputation.

Implementation and enforcement of intellectual property laws have historically been challenging. Policing unauthorized use of proprietary technology is difficult and expensive. We rely on a combination of patents, trademarks, copyrights, trade secrets, and confidentiality agreements to protect our proprietary rights. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property or seek court declarations that they do not infringe upon our intellectual property rights. Monitoring unauthorized use of our intellectual property is difficult and costly, and we cannot assure you that the steps we have taken or will take will prevent misappropriation of our intellectual property. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources.

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

As of December 31, 2023, we had 3,368 issued patents and 5,391 pending patent applications in China. We cannot assure you that all our pending patent applications will result in authorized patents. Even if our patent applications succeed and we are authorized patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to invalidation. Finally, in addition to those who may claim priority, any of our existing patents or pending patent applications may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu could disrupt our business operations. The COVID-19 pandemic adversely affected many aspects of our business, including production, supply chain, and sales and delivery between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. We are also vulnerable to natural disasters and other calamities, such as fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of these could disrupt our business operations, reduce or restrict our supply of materials and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Furthermore, although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis, and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of natural disasters or other calamities. We may suffer interruptions to our operations, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our business, financial condition, and results of operations.

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

Our short-term investments primarily consist of investments in financial instruments with variable interest rates and maturity dates within one year, and our long-term investments primarily consisted of investments in publicly traded companies, privately-held companies, long-term time deposits, investments in financial instruments with variable interest rates and maturity dates greater than one year. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term and long-term investments, or we will not incur any fair value losses on our short-term and long-term investments in the future. If we incur such fair value losses, our financial condition, results of operations, and prospects may be adversely affected.

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

In addition, we may have to complete certain administrative procedures with the PRC government authorities for strategic alliances and comply with any applicable PRC rules and regulations. For example, the PRC Anti-Monopoly Law requires that the anti-monopoly authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. In June 2022, the SAMR imposed administrative penalties on us for failure to file prior notification of concentrations of undertaking for two of our past transactions even though neither transaction had an effect of excluding or limiting competition, resulting in a RMB400,000 fine for each case. We cannot assure you that we will not be involved in or subject to other investigations, inquiries, claims, or other administrative proceedings or requirements relating to anti-monopoly laws and regulations in the future. Pursuant to the PRC Anti-Monopoly Law, if the anti-monopoly authority determines that a business operator fails to file prior notification of concentrations of undertaking, the business operator may be subject to administrative penalties, including a fine of up to RMB500,000, and in extreme case it may be ordered to terminate or unwind the contemplated transaction, or to dispose of the assets or shares or transfer the business within a specified period. The Anti-Monopoly Law, which was amended in June 2022 and took effect on August 1, 2022, increases the fines for illegal concentration of business operators to no more than 10% of the business operator’s sales revenue in the previous year if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5,000,000 if the concentration of business operator does not have an effect of excluding or limiting competition.

Furthermore, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from the government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results that we expect, or may be involved in potential legal risks that negatively affect our business. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. Any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

We are a public company in the United States and are subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act of 2002, and the rules and regulations of the Nasdaq Global Select Market. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F. In addition, as we ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

In the future, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the requirements differently from us. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

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

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where our vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are working on further improving the efficiency and technological capabilities of our manufacturing bases. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our manufacturing bases, which could adversely affect our financial condition and results of operations.

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

A severe or prolonged downturn in the macroeconomy could materially and adversely affect our business, financial condition, and results of operations.

COVID-19 had a severe and negative impact on the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. Like certain other developed and developing economies, the Chinese economy has experienced, and may continue to experience from time to time, slowing growth rate and issues affecting population growth. In light of ongoing inflationary pressure, the Federal Reserve and other central banks outside of China have raised interest rates, and a series of banks underwent failures in 2023. The Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in China’s economic development might lead to tighter credit markets, increased market volatility, sudden drops in business and consumer confidence, and dramatic changes in business and consumer behaviors. Sales of premium products, such as our vehicles, depend in part on discretionary consumer spending and are even more exposed to adverse changes in general economic conditions. In response to their perceived uncertainty in economic conditions, consumers might delay, reduce, or cancel purchases of our vehicles and our results of operations may be materially and adversely affected.

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, we depend on parts and components from suppliers, some of which are overseas. We also plan to sell our products internationally in the future. In addition, certain of our technologies, such as technologies relating to chips, artificial intelligence, and autonomous driving applications, could be subject to restrictions by the U.S. government in the future. Therefore, government policies restricting international trade and investment, such as capital controls, economic or trade sanctions, export controls, tariffs, or foreign investment filings and approvals, may affect the demand for our products and services, impact the competitive position of our products, or prevent us from being able to sell products in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, there have been heightened tensions in international economic relations, such as the one between the United States and China, and also as a result of the conflict in Ukraine and sanctions on Russia. More recently, the U.S. Department of Commerce published an interim final rule that introduces novel restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These sanctions and export controls could adversely affect us and our supply chain, business partners, or customers.

The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. As the prior trade deal expired, it is uncertain whether and when the United States and China will enter into another trade deal in the future.

The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the special list.

In addition, political tensions between the United States and China have escalated due to various incidents relating to trade dispute, sovereign integrity, and sanctions, among others. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that will require reporting on or (in more narrow circumstances) will prohibit investments by U.S. persons involving “covered national security technologies and products,” which is defined to include “sensitive technologies and products in the semiconductors and microelectronics, quantum information technologies, and artificial intelligence (AI) sectors that are critical for the military, intelligence, surveillance, or cyber-enabled capabilities” of China. The Department of Treasury issued an advance notice of proposed rulemaking, which provided a conceptual framework for outbound investment controls focused on China. As of the date of this annual report, the final rules implementing the administrative order have not taken effect yet, and the scope of the outbound foreign direct investment review program may be materially different from what is currently contemplated by the advance notice. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government.

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

As we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs of our products. The current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, may have a negative impact on our ability to secure the supply of raw materials and key components necessary for our operations. For example, as the restrictions on the use of certain controlled U.S.-origin technology or software and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

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

We lease the premises for manufacturing, research and development, retails stores, delivery and servicing centers and offices. We cannot assure you that we would be able to renew the lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. For example, pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in radio and television program production businesses.

Li Auto Inc. is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, neither Li Auto Inc. nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing internet information services or other value-added telecommunication services or conduct other businesses that are restricted or prohibited from foreign-owned companies in China. To comply with applicable PRC laws and regulations, we conduct certain operations in China through the VIEs and their subsidiaries by entering into a series of contractual arrangements with the VIEs in China and their respective shareholders. In particular, Beijing CHJ holds a Surveying and Mapping Qualification Certificate. Beijing Chelixing Information Technology Co., Ltd. a wholly-owned subsidiary of Beijing CHJ, currently holds an ICP License, a Value-Added Telecommunication Business Operating License for Information Service (excluding internet information service), and an Operating License for the Production and Dissemination of Radio and Television Programs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

In the opinion of Han Kun Law Offices, our PRC legal counsel, as of the date of this annual report, (i) the ownership structures of our wholly-owned subsidiary, Beijing Co Wheels Technology Co., Ltd., or Wheels Technology, and the VIEs in China are not in violation of any explicit provisions of PRC laws and regulations currently in effect; and (ii) each of the contracts among Wheels Technology, the VIEs, and their respective shareholders governed by PRC laws is valid and binding. However, we have been advised by our PRC legal counsel that the interpretation and application of current and future PRC laws, regulations, and rules are evolving, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal counsel.

However, Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company, and may never directly hold equity interests in the VIEs in China. In addition, the legality and enforceability of the contractual agreements between our PRC subsidiaries, the VIEs, and their nominee shareholders, as a whole, have not been tested in a court of law in China. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay our indebtedness, and our securities may significantly decline in value, if we are unable to assert our contractual control rights over the assets of the VIEs and their subsidiaries. Our holding company in the Cayman Islands, the VIEs and their subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

In addition, it is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. In particular, the National People’s Congress approved the Foreign Investment Law on March 15, 2019, which took effect on January 1, 2020. In addition, the State Council approved the Implementation Rules of Foreign Investment Law on December 26, 2019, which took effect on January 1, 2020. We cannot ascertain how the Foreign Investment Law and its implementation rules would impact us, including whether it would represent a major change to the laws and regulations relating to the VIE structures. See “—Risks Relating to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law and its implementation rules are evolving, and we cannot fully ascertain how they may impact the viability of our current corporate structure, corporate governance, and operations.” We cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration, or other regulatory requirements, with existing policies, or with requirements or policies that may be adopted in the future. For example, on February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which are aimed to regulate both direct and indirect overseas offering and listing of PRC domestic companies’ securities by adopting a filing-based regulatory regime and took effect on March 31, 2023. Companies in the Chinese mainland that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report any required information. At a press conference held for these regulations on February 17, 2023, officials from the CSRC clarified that, as for companies seeking overseas offering and listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from the PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner, or at all, for our further capital raising activities which are subject to filing requirements under these regulations due to the VIE structure, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected.

If the ownership structure, contractual arrangements, and businesses of our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or the VIEs fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures in accordance with applicable laws, including:

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

If the VIEs or their respective shareholders fail to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of the agreements under our contractual arrangements are governed by and interpreted in accordance with PRC laws, and disputes arising from these contractual arrangements will be resolved through arbitration in China. As a result, we cannot assure you that these contractual arrangements could be enforced as anticipated to. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of an VIE should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. If we are unable to enforce these contractual arrangements, or if we suffer significant delay or face other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct our business may be negatively affected. See “—Risks Relating to Doing Business in China—The PRC legal system is developing, which could lead to uncertainties that adversely affect us.”

Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Pursuant to the equity interest pledge agreements between Beijing CHJ and Xindian Information, the VIEs, their respective shareholders, and Wheels Technology, our wholly-owned PRC subsidiary, each shareholder of Beijing CHJ and Xindian Information agrees to pledge its equity interests in the VIE to our subsidiary to secure Beijing CHJ and Xindian Information’s performance of the VIE’s obligations under the contractual arrangements. The equity interest pledge of shareholders of Beijing CHJ and Xindian Information has been registered with the local branch of the SAMR. The equity interest pledge agreements with the VIEs’ shareholders provide that the pledged equity interest must constitute continuing security for any and all of the indebtedness, obligations and liabilities under the agreements and the scope of pledge cannot be limited by the amount of the registered capital of that VIE. However, a PRC court may take the position that the amount listed on the equity pledge registration forms represents the full amount of the collateral that has been registered and perfected. If this is the case, the obligations that are supposed to be secured in the equity interest pledge agreements in excess of the amount listed on the equity pledge registration forms could be determined by the PRC court as unsecured debt, which typically takes last priority among creditors.

If we exercise the option to acquire equity ownership of the VIEs, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except in certain regulatory exceptions. If the PRC laws were revised to allow foreign investors to hold over 50% of the equity interests in value-added telecommunications enterprises providing internet information service or information service, we might be unable to unwind our contractual arrangements with the VIEs, or if we attempt to unwind the contractual arrangements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

Pursuant to the contractual arrangements, Wheels Technology or its designated person has the exclusive right to purchase all or part of the equity interests in our consolidated VIEs at the lower of the amount of their respective paid-in capital in the consolidated VIE and the lowest price permitted under applicable PRC laws. Subject to applicable laws and regulations, the shareholders of our consolidated VIEs will return any amount of purchase price they have received to Wheels Technology. If such a transfer takes place, the tax authority may ask Wheels Technology to pay enterprise income tax for ownership transfer income with reference to the market value, in which case the amount of tax could be substantial.

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

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the entity and its shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIE held by such shareholder is part of their community property and should be divided between such shareholder and his or her spouse. If such claim is supported by the court, the equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIE by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase its tax liabilities without reducing Wheels Technology’s tax expenses. In addition, if Wheels Technology requests the shareholders of the VIEs to transfer their equity interest in the VIEs at nominal or no value pursuant to the contractual agreements, such transfer could be viewed as a gift and subject Wheels Technology to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if any of the VIEs’ tax liabilities increase or they are required to pay late payment fees and other penalties.

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

Substantially all of our revenues are derived in China and substantially all of our operations, including all of our manufacturing, are conducted in China. Accordingly, our financial condition, results of operations, and prospects are influenced by economic, political, and legal developments in China. China’s economy has unique characteristics in many respects, including with respect to regulations, growth rate, and regulation of foreign exchange. The PRC government has significant authority to exert influence on the ability of a China-based company, such as us, to conduct its business in accordance with applicable laws. Therefore, investors of our company and our business face uncertainty about potential future actions by the PRC government. The PRC government also exercises significant control over China’s economic growth through controlling the payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, there can be no assurance that the growth would be even across sectors or continue. Any adverse changes in the economic conditions in China, in the policies of the PRC government, or in the PRC laws and regulations, could materially and adversely affect our operations. Any severe or prolonged economic downturn could adversely affect our business and operating results, leading to reduction in demand for our products, and adversely affect our competitive position.

Our ability to successfully maintain or grow business operations in China depends on various factors, some of which are beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations, and administrative directives or their interpretation, and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, financial condition, and results of operations could be materially and adversely affected. In addition, the PRC government has oversight and discretion over the conduct of our business in accordance with PRC laws and regulations and may influence our operations. Our failure to meet the requirements in accordance with applicable laws could result in a material adverse change in our business operations and/or the value of our securities.

The PRC legal system is developing, which could lead to uncertainties that adversely affect us.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. There is limited volume of published court decisions, which may be cited for reference but have limited precedential value unless otherwise stipulated by the Supreme People’s Court. The PRC legal system is developing rapidly, and the interpretation of laws, regulations, and rules and the enforcement of these laws, regulations, and rules could lead to uncertainties. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the revised PRC Company Law, which will take effect on July 1, 2024. The revised Company Law makes substantial changes to the current Company Law in a number of areas, including, among others, imposing time limit for capital contribution to existing and future companies so that companies established before the revised Company Law takes effect with a term of capital contributions exceeding the time limit must adjust their schedule of capital contribution unless otherwise provided by relevant laws and regulations or the State Council. As of the date of this annual report, the implementation of the provisions relating to adjustment of capital contribution schedules remain uncertain, and the detailed rules of implementation are yet to be issued.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. The administrative and court proceedings may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have discretion in interpreting and implementing statutory and contractual terms, it may be difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection that we enjoy. These uncertainties may impede our ability to enforce the contracts that we have entered into and could materially and adversely affect our business, financial condition, and results of operations. In addition, we may not always be aware of our violation of government policies and rules promptly. Such unpredictability towards our contractual, property (including intellectual property), and procedural rights, and any failure to respond to changes in the regulatory environment could materially and adversely affect our business and impede our ability to continue our operations.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations and government policies. The PRC government has oversight and discretion over the operation of our business in accordance with PRC laws and regulations and may influence our operations. Failure to comply with applicable laws and regulations could result in a material adverse change in our operation and the value of our Class A ordinary shares or ADSs.

In recent years, the PRC government has strengthened oversight over overseas offerings by and foreign investment in China-based issuers like us. For example, on July 6, 2021, the PRC government authorities promulgated the Opinions on Lawfully and Strictly Cracking Down Illegal Securities Activities, which stated that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of the domestic industry regulatory authorities and other regulatory authorities.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, in addition to “critical information infrastructure operators,” network platform operators engaging in data processing activities that affect or may affect national security are subject to cybersecurity review. The government authorities may initiate the cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. In addition, the Cybersecurity Review Measures provides that network platform operators holding personal information of over one million users must apply with the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign government and the cybersecurity risk in connection with the listing. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures are relatively new, we cannot fully ascertain how these measures would affect us.

Furthermore, on November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), which reiterate the circumstances under which data processors must apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for foreign listing, and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. These regulations also provide that data processors processing important data or going public overseas should conduct an annual data security assessment by themselves or entrust a data security service institution to do so. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect us. If a final version of these regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. In addition, if the enacted version of these regulations mandates clearance of cybersecurity review and other specific actions to be completed by China-based companies that have been listed on overseas stock exchange, such as us, we face uncertainties as to whether we could obtain such clearance in a timely manner, or at all. Any failure or delay in the completion of the cybersecurity review procedures may prevent us from using or providing certain network products and services, and may result in penalties, including fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Pursuant to these regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under these regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. These regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of these regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with these regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our listing on the Nasdaq Global Select Market and the Hong Kong Stock Exchange at this stage, but we may be subject to the filing requirements for our future capital raising activities under these regulations. As these regulations were newly promulgated, its interpretation, application and enforcement remain unclear and there remains uncertainties as to how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our securities, or to conduct any securities offerings in the future.

It remains uncertain how PRC government authorities will regulate overseas listing in general. If the PRC government authorities later promulgate new rules or explanations requiring that we obtain their approvals for our future overseas offerings, we may be unable to obtain such approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In addition, implementation of new laws and regulations may significantly affect the industries where we operate, which could have material adverse change in our operations and cause the value of our securities to significantly decline.

The interpretation and implementation of the PRC Foreign Investment Law and its implementation rules are evolving, and we cannot fully ascertain how they may impact the viability of our current corporate structure, corporate governance, and operations.

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020 and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law and its implementation rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law and its implementation rules are evolving, their interpretation and implementation could lead to uncertainties.

The VIE structure has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Relating to Our Corporate Structure.” Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition contains a catch-all provision providing that investments made by foreign investors through other methods specified in laws or administrative regulations or other methods prescribed by the State Council, which leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a method of foreign investment. Given the foregoing, it is uncertain whether our contractual arrangements will be deemed to be in violation of the market entry clearance requirements for foreign investment under the PRC laws and regulations.

The Foreign Investment Law specifies that foreign investments must be conducted in line with the “negative list” to be issued by or approved to be issued by the State Council. A foreign-invested enterprise would not be allowed to make investments in prohibited industries in the “negative list,” while the foreign-invested enterprise must satisfy certain conditions stipulated in the “negative list” for investment in restricted industries. It is uncertain whether the value-added telecommunication service industry, in which the VIEs and their subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued in the future, although it is subject to the foreign investment restrictions set forth in the currently effective negative list. Moreover, the Foreign Investment Law does not indicate what actions must be taken by existing companies with a VIE structure to obtain the market entry clearance if such structure would be deemed as a method of foreign investment. If the VIE structure would be deemed as a method of foreign investment, and any of our business operation would fall in the “negative list,” and if the interpretation and implementation of the Foreign Investment Law and the final “negative list” mandate further actions, such as market entry clearance granted by the Ministry of Commerce, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. There are uncertainties as to how the Foreign Investment Law would be further interpreted and implemented. We cannot assure you that the interpretation and implementation of the Foreign Investment Law made by the governmental authorities in the future will not materially impact the viability of our current corporate structure, corporate governance, and business operations in any aspect.

We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.

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

We are required to obtain a wide range of government approvals, licenses, permits, and registrations in connection with our operations as well as to follow multiple mandatory standards or technical norms in our manufacturing and our vehicles. However, the implementation of new regulations targeting the industries in which we operate may affect our operations, including impositions of additional requirements that may disrupt or restrict our operations, reduce our competitiveness, or result in substantial compliance costs. For example, pursuant to the Administrative Rules on the Admission of New Energy Vehicle Manufacturers and Products, which was promulgated by the MIIT in January 2017 and amended in July 2020, our vehicles must meet the requirements set forth in the New Energy Vehicle Products Special Examination Project and Standards stipulated and amended by the MIIT from time to time. In addition, certain filings must be made by automobile dealers through the information system for the national automobile circulation operated by the relevant commerce department within 90 days after the receipt of a business license and the information must be updated within 30 days after the change of basic information recorded. Our direct sales model is relatively new and uncommon in the automotive industry, and we cannot assure you that this model will not be subject to further regulations. We are also required to complete filings with the local government authorities in connection with providing vehicle maintenance and repair services. As we are expanding our sales and distribution network and setting up additional retail stores, servicing centers, and Li Auto-authorized body and paint shops in China, we cannot assure you that we will be able to complete such filings in a timely manner, or at all. If any of our current or future sales subsidiaries or branches or our subsidiaries or branches providing vehicle maintenance and repair services fail to make the necessary filings, such subsidiaries or branches may be subject to orders to promptly rectify the non-compliance or fines.

The regulatory framework to regulate the NEV industry in China is evolving. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all. Changes in government policies may create uncertainty that could adversely affect our business operations. The interpretation and implementation of existing laws, rules, and regulations are subject to regulatory discretion and may change in the future, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we rely on contractual arrangements with the VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd. currently holds an ICP License and a Value-Added Telecommunication Business Operating License for information service (excluding internet information service). The VIEs and their subsidiaries may be required to obtain additional licenses or permits for certain services carried out by us through our mobile application or to update our exiting licenses or permits. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of the applicable statutory conditions and procedures, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. For a detailed discussion of applicable PRC regulations governing distribution of dividends, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution.” Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Relating to Our Corporate Structure—Our contractual arrangements with the VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.” For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.” In addition, the incurrence of indebtedness by our PRC subsidiaries could result in operating and financing covenants and undertakings to creditors that would restrict the ability of our PRC subsidiaries to pay dividends to us.

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

As the interpretation and implementation of labor-related laws and regulations are still evolving, our employment practices may violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other jurisdictions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, which took effect in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the PRC territory. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023, provide that the investigation and evidence collection relating to the oversea securities offering and listing of PRC domestic companies by the overseas securities regulatory authorities and other relevant authorities must be conducted through a cross-border cooperation mechanism for supervision and administration, and that the PRC domestic companies must obtain prior consent from the CSRC or other authorities before cooperating with such overseas authorities in connection with the inspections or investigations or providing documents to such overseas securities regulatory authorities or other relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase the difficulties you face in protecting your interests. See also “Item 3. Key Information—D. Risks Relating to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

There remains significant international pressure on the PRC government to adopt a more flexible currency policy. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our Class A ordinary shares or ADSs in foreign currency. For example, to the extent that we need to convert U.S. dollars that we receive from our overseas offering into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollars would have an adverse effect on the Renminbi amount that we would receive from the conversion. Conversely, a significant depreciation of Renminbi against U.S. dollars may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our Class A ordinary shares or ADSs.

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

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition) was promulgated. Overseas investment governed by these rules refers to the investment activities conducted by an enterprise located in the PRC territory either directly or via an overseas enterprise under its control through investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights, and other related interests, and overseas investment by a PRC individual through overseas enterprises under his or her control is also subject to these rules. According to these rules, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry with an investment amount of over US$300 million requires prior approval from, or filing with, the NDRC respectively, and for overseas investments indirectly by Chinese investors (including PRC individuals) in a non-sensitive industry with an investment amount of over US$300 million need to be reported. However, there remain uncertainties with respect to the interpretation and application of these rules, including whether our use of proceeds from overseas investments will be subject to these rules. If we fail to obtain the approval, complete the filing, or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that these rules are applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

Government regulations of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the VIEs to pay off their respective debt in a currency other than Renminbi owned to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.” Any failure to comply with applicable foreign exchange regulations may subject us to administrative fines or, if serious, criminal penalties, which could materially and adversely affect the value of your investment. We cannot assure you that additional restrictions on the convertibility of Renminbi into foreign currencies for current account transactions will not be imposed in the future. We receive substantially all of our revenues in Renminbi. If we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs.

Any failure to comply with PRC regulations relating to overseas investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

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

Certain PRC regulations regarding cross-border mergers and acquisitions establish procedures and requirements for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements for merger and acquisition activities in China by foreign investors, which might be time consuming and complex. In addition to the Anti-monopoly Law itself, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors adopted by six PRC regulatory agencies in 2006 and amended in 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. The Anti-Monopoly Law, which was amended on June 24, 2022 and took effect on August 1, 2022, requires that the anti-monopoly enforcement agency be notified in advance of any concentration of undertaking if certain thresholds are triggered. The Anti-Monopoly Law also increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. In addition, the Anti-Monopoly Law provides that the authorities should investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, on February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are publicly listed in the United States. We are in the process of registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the rules. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries currently benefit from a number of preferential tax treatments. For example, Beijing CHJ is entitled to enjoy, after completing certain application formalities, a 15% preferential enterprise income tax from 2019 as it has been qualified as a high and new technology enterprise under the PRC Enterprise Income Tax Law and related regulations. The discontinuation of any of the preferential income tax treatment that we currently enjoy could have a material and adverse effect on our result of operations and financial condition. We cannot assure you that we will be able to maintain or lower our current effective tax rate in the future.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of China with a “de facto management body” within China is considered a PRC resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. The State Taxation Administration, issued a circular in April 2009 and amended it in January 2014, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

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

We may not be able to obtain certain benefits under the arrangement between mainland China and Hong Kong on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which took effect in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties issued on February 3, 2018 by the State Taxation Administration, which took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on the income or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, the State Taxation Administration issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises. The notice extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, the notice provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. The notice also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the nonresident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. On October 17, 2017, the State Taxation Administration issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, which took effect on December 1, 2017. This announcement further clarifies the practice and procedure of the withholding of nonresident enterprise income tax.

We face uncertainties on the reporting and consequences of future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises and the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

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

Although we usually utilize chops to enter into contracts, the designated legal representatives of each of our PRC subsidiaries, the VIEs, and their subsidiaries have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC subsidiaries, the VIEs, and their subsidiaries are members of our senior management team who have signed employment agreements with us or our PRC subsidiaries, the VIEs, and their subsidiaries under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of each of our subsidiaries, the VIEs, and their subsidiaries. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over any of our PRC subsidiaries, the VIEs, or their subsidiaries, we or our PRC subsidiaries, the VIEs, and their subsidiaries would need to pass a new shareholders or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops, apply for new chops with the authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.

Under PRC laws, all lease agreements are required to be registered with the local housing authorities. We presently lease several premises in China, some of which the landlords have not completed the registration of their ownership rights or the registration of our leases with the authorities. Failure to complete these required registrations may expose our landlords, lessors and us to potential monetary fines. If these registrations are not obtained in a timely manner or at all, we may be subject to monetary fines or may have to relocate our offices and incur the associated losses.

Some of the ownership certificates or other similar proof of certain leased properties or authorization documents have not been provided to us by the lessors. Therefore, we cannot assure you that such lessors are entitled to lease those real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to lease such properties under the respective lease agreements against the owners. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under the lease agreements for indemnities for their breach of the leasing agreements. We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our operations in a timely manner, our operations may be adversely affected.

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

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental adverse publicity about us, our services or our industry;
●	fluctuations in order intake, uncertainties in delivery outlook, and discrepancies between projected and actual vehicle deliveries;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	actual or potential litigation or regulatory investigations; and
●	regulatory developments affecting us, our users, suppliers, or our industry.

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

Pursuant to our sixth amended and restated memorandum and articles of association, our authorized and issued ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings, except that each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to the memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our company. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by the Founder (as defined in our sixth amended and restated memorandum and articles of association) or a Director Holding Vehicle (as defined in our sixth amended and restated memorandum and articles of association). Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (ii) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (iii) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; (iv) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules; or (v) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules (in which case our company and the Founder or the Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder.

As of March 15, 2024, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares and 108,557,400 Class A ordinary shares constituting the CEO Award Shares, representing 67.2% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions is met and no award premium is paid in respect of all CEO Award Shares, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

Our sixth amended and restated memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares and ADSs, at a premium.

Our sixth amended and restated memorandum and articles of association give us power to take certain actions that could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to the conditions that (i) no new class of shares with voting rights superior to those of Class A ordinary shares will be created and (ii) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A ordinary shares, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares or ADSs may be materially and adversely affected. However, our exercise of any such power that may limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions under the memorandum and articles of association after our listing on the Hong Kong Stock Exchange is subject to our overriding obligations to comply with all applicable Hong Kong laws and regulations, the Hong Kong Listing Rules, and the Codes on Takeovers and Mergers and Share Buy-backs.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our sixth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We issued US$862.5 million 0.25% convertible senior notes due 2028, or the 2028 Notes, in April 2021, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on the business day immediately preceding November 1, 2027. As the conversion of the 2028 Notes may take place anytime during such periods if the conditions are fulfilled, the conversion of the 2028 Notes and any convertible notes that we may issue in the future will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of such convertible notes may encourage short selling by market participants because the conversion of such notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

We may not have the ability to raise the funds necessary to settle conversion of the convertible notes in cash, to repurchase the convertible notes upon a fundamental change, to repurchase the convertible notes on contractually specified repurchase dates, and our future debt may contain limitations on our ability to pay cash upon conversion or to repurchase the convertible notes.

Holders of the 2028 Notes have the right to require us to repurchase their notes on two contractually specified dates or upon the occurrence of a fundamental change (as defined in the indenture), in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of the notes surrendered therefor or to settle the notes being converted. Our failure to repurchase the notes at a time when the repurchase is required by the indenture governing the notes or to pay any cash payable on future conversions of the notes as required by the indenture governing the notes would constitute a default under the indenture. A default under the indenture or a fundamental change itself could also lead to a default under agreements governing any of our future indebtedness outstanding at the time. If the repayment of any outstanding future indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversions thereof.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares or ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

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

We may be the subject of unfavorable allegations made by short seller in the future. It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or ADSs could be greatly reduced or rendered worthless.

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

We are a Cayman Islands company and the majority of our assets are located outside of Hong Kong or the United States. Substantially all of our operations are conducted in China. In addition, most of our current directors and officers are not nationals or residents of United States or Hong Kong. Substantially all of the assets of these persons may be located outside Hong Kong or the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in Hong Kong or the United States in the event that you believe that your rights have been infringed under Hong Kong laws, the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

As a Cayman Islands company listed on the Nasdaq Global Select Market, we are subject to Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. For example, neither the Companies Act of the Cayman Islands nor our sixth amended and restated memorandum and articles of association requires a majority of our directors to be independent and we could include non-independent directors as members of our compensation committee and nominating and corporate governance committee under the Nasdaq listing standards, and our independent directors would not necessarily hold regularly scheduled meetings at which only independent directors are present. As a result of certain home country practices we may follow in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq listing standards applicable to U.S. domestic issuers. In addition, as our ordinary shares have been listed on the Hong Kong Stock Exchange and we are subject to the Hong Kong Listing Rules, those requirements may further change the degree of protection for our shareholders to the extent they differ from the Nasdaq listing standards applicable to U.S. domestic issuers.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will try, as far as practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. If we do not instruct the depositary to ask for your voting instructions, the depositary may still vote in accordance with the instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw the shares and become a registered holder of such shares prior to the record date for the general meeting. Under our sixth amended and restated memorandum and articles of association, an annual general meeting must be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) must be called by not less than 14 days’ notice in writing.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our sixth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary sufficient prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the Class A ordinary shares represented by your ADSs are not voted as you requested.

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

Li Auto Inc. is a holding company with no material operations of its own. We conduct our operations primarily in China through our PRC subsidiaries and the VIEs and their subsidiaries.

We were founded in April 2015 by our Founder, Mr. Xiang Li. In April 2017, we incorporated CHJ Technologies Inc. under the laws of the Cayman Islands as our offshore holding company to facilitate offshore financing. We later changed its name to Leading Ideal Inc. in April 2019 and further to Li Auto Inc. in July 2020.

In May 2017, Li Auto Inc. established Leading Ideal HK Limited, formerly known as CHJ Technologies (Hong Kong) Limited, as its intermediary holding company. In December 2017, Leading Ideal HK Limited established a wholly-owned PRC subsidiary, Wheels Technology, to engage in the research and development of smart connectivity functions and advanced driver-assistance systems as well as general administration of the group. Leading Ideal HK Limited later established wholly-owned PRC subsidiaries to serve various functions, including Leading (Xiamen) Private Equity Investment Co., Ltd. and Beijing Leading Automobile Sales Co., Ltd.

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ and its subsidiaries through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. Wheels Technology also entered into a series of contractual arrangements with Xindian Information, and its shareholders in April 2019. The contractual arrangements with Beijing CHJ and Xindian Information were subsequently amended and restated, most recently in July 2023. The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to 23.3%, nil, and nil of our total revenues in 2021, 2022, and 2023, respectively. The revenue contribution of the businesses of the VIEs and their subsidiaries with foreign investment restrictions under PRC laws, being the provision of value-added communication services and other foreign restriction business, was not material in 2021, 2022, and 2023.

In October 2019, Beijing CHJ established Chongqing Lixiang Automobile Co., Ltd., or Chongqing Lixiang.

In December 2019, we disposed of all of our equity interests in Chongqing Zhizao Automobile Co., Ltd.

On July 30, 2020, our ADSs commenced trading on the Nasdaq Global Select Market under the symbol “LI.” On August 2, 2021, our Class A ordinary shares commenced trading on the Main Board of the Hong Kong Stock Exchange under the stock code “2015.”

In April 2021, Leading Ideal HK Limited established a wholly-owned PRC subsidiary, Beijing Lixiang Automobile Co., Ltd.

In December 2021, we agreed to establish a strategic cooperation framework with the Chongqing municipal government.

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is: Create a Mobile Home, Create Happiness (“创造移动的家, 创造幸福的家”). Through innovations in product, technology, and business model, we provide families with safe, convenient, and comfortable products and services.

Our vehicle products include both EREVs and BEVs. As a pioneer in successfully commercializing EREVs in China, we started volume production of EREVs in November 2019. Our current EREV line, Li L series, consists of Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. We entered the BEV market through HPC BEVs. In March 2024, we launched Li MEGA, our inaugural BEV and a high-tech flagship family MPV, which commenced delivery in the same month. We will continue to expand our product portfolio by developing new BEVs and EREVs to target a broader user base.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs priced over RMB200,000 (US$28,200). With growing purchasing power, Chinese families tend to choose SUVs for daily commutes and weekend family trips. In light of diverse family needs in terms of price range, vehicle size, seat options, and intelligence level, we have developed our Li L series to capture these needs. Leveraging our enhanced product strengths and operating efficiency, we have consistently set new record highs in deliveries. Notably, each of the Li L9, Li L8, and Li L7 models has surpassed the significant milestone of 150,000 cumulative deliveries, solidifying leading positions in their respective market segments. We have further established ourselves as the best-selling brand among SUVs priced above RMB300,000 in China. The total deliveries of our vehicles reached 376,030 in 2023, making us the first Chinese emerging new energy automaker to cross the 300,000 annual delivery milestones. The cumulative deliveries of our vehicles reached 633,364 as of December 31, 2023.

We focus on platform-based strategies to organize and execute our vehicle roadmap.

●	EREV. Our proprietary EREV solution enables families to enjoy all the benefits of a premium SUV while free from range anxiety. The Li L series are all based on our latest EREV platform equipped with cutting-edge EREV powertrain system. We plan to further develop and optimize the overall performance of our EREV powertrain system.
●	BEV. We have been investing heavily in the HPC BEV technologies. We focus on developing HPC BEVs, which deliver superior charging experience. Our HPC solution includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a 5C super charging network. It enables our BEVs, such as Li MEGA, which is equipped with a 102.7 kilowatt-hour 5C battery, to achieve a driving range of 500 kilometers with just a 12-minute charge, offering an energy replenishment experience as efficient as ICE vehicle refueling.
●	Autonomous Driving. We are investing significantly in our proprietary autonomous driving technologies to achieve next-generation autonomous driving in the future. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Li AD Max supports both highway and city NOA, while Li AD Pro supports highway NOA. We will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.
●	Smart Space. We are dedicated to applying smart space features to provide premium in-vehicle experience. The Li L series and Li MEGA are equipped with smart space systems with flexible choices of smartness, bringing exceptional in-car interactive experience to passengers. We continue to optimize and innovate the smart features of our vehicles to enhance user experience and satisfaction.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own Changzhou manufacturing base, which allows our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. Our Beijing manufacturing base, which serves as an important manufacturing facility for our BEVs, completed its construction and is operational. We also have implemented strict quality control protocols and measurements for selecting and managing our suppliers.

Our Vehicles

Li L Series

Li L series, our EREV line, is equipped with our proprietary all-wheel drive EREV powertrain system, with varying sizes and prices for different user needs. Li L series currently consists of Li L9, Li L8, and Li L7. Li L9 is a six-seat full-size flagship family SUV. Li L8 is a six-seat large premium family SUV. Li L7 is a five-seat large flagship family SUV. In March 2024, we launched and commenced deliveries of the 2024 Li L series, with the 2024 Li L9 offering Pro and Ultra trims and the 2024 Li L8 and Li L7 offering Air, Pro, Max, and Ultra trims. The 2024 Li L series offer enhanced product capabilities through upgrades in the range-extension system, chassis system, safety features, comfort configurations, and vehicle intelligence to better meet the needs of family users.

We are committed to delivering vehicles to our users with high safety standards. In April 2023, the China Insurance Automotive Safety Index (C-IASI) Management Center awarded Li L8 the highest safety “G” rating across occupant safety, pedestrian safety, and assistance safety. Also in April 2023, Li L9 earned a five-star safety rating with a comprehensive score of 91.3%, the highest comprehensive score among SUVs tested under the China New Car Assessment Program (C-NCAP) (2021 edition) released by China Automotive Technology and Research Center Co, Ltd. In August 2023, Li L7 received the top “G” rating in the three same C-IASI valuation categories. In the assistance safety category, Li L7 scored a historical high of 99.8% for SUVs under the C-IASI.

Li MEGA

Li MEGA, our inaugural BEV, is a high-tech flagship family MPV featuring superior performance across safety, drivability, and comfortability, as well as contour design. It adopts unconventional aerodynamics appearance and provides ample cabin space with a low drag coefficient. Embodying our latest technological advancements in electrification and intelligentization, Li MEGA is built on an 800-volt battery electric platform and equipped with a 102.7 kilowatt-hour 5C battery. A 12-minute charge using our 5C super charging stalls could replenish up to 500 kilometers of range for Li MEGA. Enhanced by silicon carbide power chips, Li MEGA’s energy consumption is 15.9 kilowatt-hours per 100 kilometers. Li MEGA comes standard with the Li Auto Fortress Protection System that guards family passengers and is equipped with our Li Magic Carpet air suspension. We launched Li MEGA in March 2024 and commenced delivery in the same month.

Technology

EREV Powertrain

We have developed our proprietary EREV technologies and applied them to our EREV models. An EREV is purely driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. EREVs can replenish energy by slow charging, fast charging, and refueling, thus eliminating range anxiety for users. EREVs offer high-quality driving experience similar to that of BEVs, such as smooth acceleration and NVH performance. The overall energy consumption level of our EREV models is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. We believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that our vehicles have a competitive advantage over ICE vehicles in terms of performance, cost efficiency, and user experience.

Our EREV powertrain primarily consists of an electric propulsion system and a range extension system. The Li L series are powered by our latest range extension system. The 1.5-liter four-cylinder, turbo-charged engine that we developed boasts an outstanding thermal efficiency and our own five-in-one drive unit, significantly enhancing the overall NVH performance of the range extension system. The range extension system has been enhanced through FOTA upgrades to support a longer range during winter.

BEV Technologies

We have been investing in next-generation electric vehicle technologies to support leading HPC BEVs. We have applied cutting-edge BEV technologies on Li MEGA to provide users with an extraordinary battery charging experience comparable to the energy replenishment experience of ICE vehicles. New technologies and processes have been applied to the development of 5C-rate battery cells, and highly integrated lightweight design, high collision safety design, and efficient thermal management design have been applied in the 5C-rate battery pack. In addition, the high-voltage platform is designed utilizing a high power density electric drive system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies. Furthermore, our thermal management system adopts advanced wide-temperature-range heat pump technology and proprietary control strategies, providing ample rapid cooling during the 5C battery’s fast charging process. With 5C battery, 5C super charging stalls, and advanced thermal management system, a 12-minute charge could replenish up to 500 kilometers of range.

Smart Space

We design our vehicles to provide premium user experiences to families in China through smart interaction and connectivity. We believe that a smart cabin is a future trend for the automotive industry, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. We designed the core software and functions of our interactive systems and procured components from third-party suppliers based on our specifications.

We offer smart space systems in all our current vehicles. Li L9 and Li MEGA are equipped with the SS Ultra system. Our pioneering five-screen three-dimensional interactive mode introduced following the launch of Li MEGA elevates the driving and entertainment experience to a new level. Through a combined HUD and interactive safe driving screen, key driving information is projected onto the front windshield, enhancing driving safety by keeping the driver’s sightline on the road. The other three screens, including the vehicle’s central control screen, the passenger entertainment screen, and the rear cabin entertainment screen, are two 15.7-inch and one 17-inch Gen4 OLED screens, delivering first-class entertainment experiences to the entire family. Li L9’s and Li MEGA’s smart cockpit is supported by a computing platform encompassing a high-performance Qualcomm Snapdragon 8295P chip, which ensures the smoothness and responsiveness of its five-screen three-dimensional interactions. Li L8 and Li L7 are also equipped with HUDs in their standard configurations, and employ SS Pro and SS Max systems with flexible choices of smartness.

Our smart in-car voice assistant, Li Xiang Tong Xue, built upon Mind GPT, our proprietary multimodal large language model, has significantly improved in understanding, generating, knowledge memorizing, and reasoning capabilities and could serve as an encyclopedic teacher and a reliable assistant in driving, travel, and entertainment for the whole family, further enhancing the interactive experience in the smart space.

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

Since we commenced deliveries of Li L series, we have released over 20 FOTA upgrades, implementing over 800 optimized functions and features. The official release of our FOTA version 5.0 in December 2023 provided comprehensive upgrades across all of our Li L series models. With this upgrade, our Li AD Max 3.0 provides full scenario autonomous driving (NOA) and assisted driving (lane centering control) functions, as well as the industry’s leading AEB active safety system and automated parking system.

Autonomous Driving

We leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions, and prioritize autonomous driving development based on high-frequency scenarios. Our autonomous driving system does not depend on high-definition maps and is optimized and adapted based on the complex road conditions in China. It currently features highway NOA and city NOA, assisted driving (lane centering control), AEB active safety system, and automated parking system. Starting with Li L9, our high-end vehicle models or trims are equipped with necessary hardware compatible with the next-generation autonomous driving system that we develop as a standard configuration. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Li AD Max supports both highway and city NOA, while Li AD Pro supports highway NOA. Utilizing the BEV large-scale model technologies, our autonomous driving system operates free from reliance on high-definition maps and identifies real-world obstacles and learns from human drivers to take optimal driving routes.

In addition, we have developed our own proprietary autonomous driving data platform to enhance users’ autonomous driving experience. The autonomous driving data platform collects driving data via a “shadow mode” in which the driving decisions and patterns of an actual human driver in various scenarios will be encrypted, without any personally identifiable information in compliance with the data privacy laws and regulations, and uploaded to the cloud database of the autonomous driving data platform where the data will be examined and analyzed via algorithms and data mining to optimize the autonomous driving system.

Research and Development

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to intelligent vehicle technologies primarily in our headquarters in Beijing, China, and we also maintain a research and development center in Shanghai, China. Our Beijing and Shanghai teams are developing electric vehicle technologies, such as next-generation powertrain system, 5C-rate battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, intelligent cockpit, and operating systems. We also maintain a production engineering and technology center in Changzhou, Jiangsu Province, China. As of December 31, 2023, we had 6,726 employees engaging in research and development, including automotive design and engineering, intelligent systems, and autonomous driving departments. In 2023, our research and development expenses reached RMB10.6 billion, accounting for 8.5% of our total revenues for the year.

Vehicle Design and Engineering

We have developed significant in-house capabilities in the design and engineering of NEVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined unified design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in NEV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. We utilize computer-aided engineering simulation analytics throughout our design and engineering process and conduct performance validation and reliability testing in our laboratories. Furthermore, our engineering and manufacturing teams work alongside our suppliers and partners in designing key components in order to achieve cost optimization throughout the research and development process and thereafter.

Sales and Marketing

Digitalized Approach

We have developed our own integrated online and offline platform to interact directly with users, from sales leads to user reviews.

We bring in a steady stream of sales leads through three channels: retail stores, media platforms and user word-of-mouth. We convert these leads to registered users in our Li Auto system, which consists of our official website, the Li Auto App, and our Weixin mini-program and official account. The system automatically establishes a user behavior model, records and analyzes the conversion efficiency of each user from lead to registration, and to transaction. Through our data analytics, we constantly optimize the sources of sales leads, product presentation and sales processes. At the same time, through user engagement within our online system, we encourage owners of our vehicles to voluntarily promote our vehicles, generating high-quality sales leads. As a result, a flywheel is formed, leading to higher conversion efficiency and lower user acquisition costs.

Prospective users can place orders by paying a deposit of RMB5,000, which becomes non-refundable after 24 hours, via our Li Auto App, website, or Weixin mini-program. Their orders also automatically become confirmed orders after 24 hours following the deposit payment, and no additional deposits are required from the user prior to delivery. Our delivery specialists will then follow up with the users about pre-delivery matters, such as financing and home charger installations. Once the vehicles arrive at delivery centers, our delivery specialists will contact the users to arrange delivery.

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

Direct Sales Network

We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our users. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our users with superior purchasing experiences consistent with our values and brand image.

As of December 31, 2023, we had 467 retail stores across major cities in China. Users visit a store for vehicle check-up, test-drive, and order placement. We have established larger retail stores in shopping malls with high traffic and popular auto sales parks to effectively boost the exposure of our brand and products while providing consumers with comprehensive and in-depth test-drive experiences.

While providing purchase, delivery, and servicing experiences, our direct sales and servicing network also allows us to digitalize our user interactions and gain a gateway to user preferences and pain points. We will continue to seek new ways to improve our retail distribution through additional locations and innovative sales strategies.

Marketing Strategies

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms with the goal of increasing our product exposure and building our reputation. Our marketing content includes high-quality videos developed in-house, which elaborate on our product specifications and technologies. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms. The popularity, efficiency, and interactive nature of short videos enable a wide reach of our content marketing within a short period of time. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, forms a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at a relatively low marketing cost.

Servicing and Warranty

As of December 31, 2023, we had 360 servicing centers and Li Auto-authorized body and paint shops across 209 cities in China. Servicing centers and Li Auto-authorized body and paint shops perform in-person maintenance and repairs, and are generally located in urban development hubs or areas with a high concentration of automotive industry with convenient transportation.

We have started to build a high-performance HPC network to achieve a superior charging experience. As of December 31, 2023, we built 307 super charging stations along highways in China.

We currently offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 160,000-kilometer limited warranty for battery packs, electric motors, electric motor controllers, and air springs. We also provide owners of our vehicles free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

We offer a suite of value-added services to serve our users’ needs and keep them engaged, such as paid membership, ancillary installation and connection services, and auto finance facilitation.

Manufacturing, Supply Chain, and Quality Control

Manufacturing

We are listed in the catalog of vehicle manufacturers of the MIIT and we currently manufacture our vehicles in our Changzhou and Beijing manufacturing bases. The Changzhou manufacturing base focuses on producing EREVs, while the Beijing manufacturing base produces BEVs. A manufacturing base consists of four workshops, stamping, welding, painting, and assembly, and an office building. Our production volume can be further expanded with our increased efficiency and technological capabilities.

The production in our factory is highly automated to ensure precision, consistency, and efficiency. We use linear seven-axis robots for our stamping line, which is capable of switching tooling with the press of a button and mixed production of steel and aluminum parts. In the stamping workshop, the high-speed flexible manufacturing line first produces large body panels before fully-automated, quality inspection blue-ray scanning performs 100% of the dimensional inspections on them. In the welding workshop, we achieve 100% automation for all welding spots. In the painting workshop, we have fully automated the painting process by utilizing painting robots to ensure consistency of coatings on the vehicle bodies.

Our production management software, Li MOS, and our automated production equipment, both of which we developed ourselves, work together seamlessly, which significantly improves our operating efficiency. We will apply the Li MOS system in all of our future production factories, which will generally shorten the new factories’ deployment cycle. We also used vision sensors and algorithms to precisely control the workflow of hardware equipment to realize flexible production and intelligent inspection.

In 2023, to support our multi-platform and multi-model development, we have evolved our manufacturing management structure from single-factory production management to multi-base, multi-model production operations. This progression facilitates standardization and collaboration across multiple bases, effectively supporting our rapidly growing production demands.

Supply Chain

We take a modularized approach to supply chain management. Alongside close collaboration with supply chain partners for mutual benefits, we continue to actively enhance the vertical integration alongside the supply chain with a keen focus on our in-house development and manufacturing capabilities for core smart electric vehicle components, aiming to achieve a right balance between managing upstream costs and controlling risks. We have developed close partnership with suppliers for key parts and implemented a supplier relationship management system to improve the efficiency of our cooperation. We actively explore additional opportunities to work with first-tier suppliers to ensure supply and develop next-generation technologies.

We are accelerating supply chain development to build resilience against market fluctuations and support our rapidly growing sales. Importantly, we are committed to extending our in-house development and manufacturing capabilities vertically along our supply chain. Because we own the manufacturing facilities that we use, either directly or through majority-owned joint ventures, we are able to produce range extenders and five-in-one electric drive units that can support our EREV delivery targets. On the BEV side, we have commenced construction of a semiconductor manufacturing base in the high-tech zone of Suzhou, Jiangsu Province in the third quarter of 2022. It will focus on research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of the 800-volt electric drive system that we developed.

Quality Control

Benchmarking the best-in-class practices in the industry, we have developed our own product validation system spanning the full lifecycle of a vehicle, from product design to after-sale services, covering hardware, software, and service.

For testing and validation of our vehicles, we have maintained over 2,700 vehicle testing measures for each vehicle before delivery to customers to ensure high quality. Our testing measures thoroughly address the vehicle hardware and software components, including materials, components, systems, and the vehicle as a whole. Software testing encompasses critical areas such as autonomous driving, human-machine interface (HMI), and vehicle electronic engineering, ensuring the quality and performance excellence of our vehicles. We had performed sufficient road tests including enhanced reliability tests on proving grounds, vehicle durability tests on roads for general users, and various tests of advanced driver-assistance systems performance. We not only resolve quality issues as they emerge, but also preemptively assess and prevent issues. We studied over issues frequently seen in market recalls and confirmed our solutions are adequate.

Environmental, Social and Governance (ESG)

In pursuit of our vision and mission, we have integrated sustainability practices into corporate strategies and operations. We honor our corporate responsibilities and contribute to sustainable development of the whole society. In response to the national goals of “carbon peaking and carbon neutrality,” we have set up a climate change and carbon neutrality working group in 2023 to develop comprehensive climate management measures and effective internal communication mechanisms for systematic carbon reduction efforts.

In September 2023, our MSCI ESG rating was upgraded from “AA” to the highest rating of “AAA” in recognition of our accomplishments in sustainable development and social responsibility. Our 2023 Environmental, Social and Governance Report showcases our ESG strategies, management, and practices, and is available on our investor relations website in simplified Chinese, traditional Chinese, and English.

User Privacy and Data Security

During the course of sales, marketing and operation of our vehicles, certain personal information is directly collected by us from users based on the services the users select, and mainly includes name, email address, mobile number, ID number, and other personal information relating to the usage of our vehicles. Our data privacy policy agreed by our users describes our data practices, and we do not use any data for any purpose other than those specified in the data privacy policy with our users. To the extent permitted by the Surveying and Mapping Qualification Certificate, we collect certain data related to GPS and road conditions in compliance with laws and regulations.

Aside from purchasing certain components, such as chipset and sensors, we are developing our autonomous driving system ourselves in a full-stack, closed-loop manner and we plan to do so in the foreseeable future. We store in-house all the data accumulated in developing autonomous driving technologies. Our business does not involve any cross-border data transfer. In particular, we have adopted and implemented strict internal protocols to ensure the security of data we collect in the development of autonomous driving technologies in accordance with PRC laws. We do not provide any data to or share such data with any foreign individuals and entities, or any foreign-invested enterprises established in China. We do not allow any unauthorized person to obtain such data in the technology tests and road tests. Pursuant to the PRC Law on Guarding State Secrets, the authorities must mark state secrets on all the media that carry information involving state secrets, and if the information does not involve state secrets, it should not be marked as state secrets. When engaging in the aforementioned business, we did not see any state secret marks on the media. To the best of our knowledge, we believe that the data we collect and store does not give rise to any state secret concern in any material respect.

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

Competition

The China automotive market is highly competitive and we expect that it will become even more competitive in the future. We believe that our vehicles compete with premium vehicles regardless of powertrain technologies. As a pioneer that has successfully commercialized EREVs in China, we face competition from new market entrants and existing automakers that follow or imitate our business model. We believe the primary competitive factors in our markets are: technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, branding, and design and styling. We believe that positive factors pertaining to our competitive position include precise consumer targeting and product defining capabilities, innovative designs and technologies, manufacturing cost management, distribution cost management, and general management efficiency as a company. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may not be successful in the highly competitive China automotive market.” For risks relating to competition in our industry.

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2023, we had 3,368 issued patents and 5,391 pending patent applications, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs in China. As of December 31, 2023, we had 986 registered trademarks and 2,119 pending trademark applications in China. As of December 31, 2023, we also held or otherwise had the legal right to use 69 registered copyrights for software and 88 registered domain names in China, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies.

Vehicle Delivery

The following table sets forth our cumulative vehicle delivery data as of the end of the periods indicated.

	March	June	September	December	March	June	September	December	March	June	September	December	March
	2021	2021	2021	2021	2022	2022	2022	2022	2023	2023	2023	2023	2024
Li Auto vehicles delivered (1)	46,176	63,751	88,867	124,088	155,804	184,491	211,015	257,334	309,918	396,451	501,559	633,364	713,764

Note:

(1)	Excludes vehicles delivered for testing and other non-sales purposes.

Regulations

Regulations on Production of New Energy Passenger Vehicles

Pursuant to the Provisions on Administration of Investment in Automotive Industry, which was promulgated by the NDRC and took effect on January 10, 2019, enterprises are encouraged to, through equity investment and production capacity cooperation, facilitate mergers and restructuring, enter into strategic alliances, carry out joint research and development of products, organize joint manufacturing, and increase industrial integration. The leading resources in production, education, research, application, and other areas are encouraged to be integrated, and core enterprises in the automotive industry are encouraged to form industrial alliance and industrial consortium. In addition, these provisions categorize EREV as electric vehicles.

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

On November 27, 2018, the MIIT issued the Administrative Measures on Admission of Road Motor Vehicle Manufacturing Enterprises and Products, which took effect on June 1, 2019. These measures set out the requirements for admission of road motor vehicle manufacturing enterprise including, among others, possessing the premises, funds and staff corresponding for the manufacturing activities, and possessing product design and development capacity, manufacturing capacity, manufacturing consistency assurance capacity and after-sales service support capacity corresponding to the manufacturing activities. On October 28, 2022, the MIIT published the Administrative Regulations on Admission of Road Motor Vehicle Manufacturing (Draft for Comment) for public comments, which further specifies manufacturers’ obligations in respect of environmental protection, after-sales service, software upgrade, and network and data security, and imposes administrative requirements on the admission of the manufacturing of intelligent connected vehicles, including, among others, (i) manufacturers of intelligent connected vehicles must be competent for ensuring the network security and data security of vehicle products, and (ii) intelligent connected automotive products must satisfy standards and technical specifications concerning the expected functional safety, functional safety, network security and data security. In particular, products with the self-driving function must pass the risk testing and evaluation.

Regulations on Compulsory Product Certification

Pursuant to the Administrative Regulations on Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine, which has been merged into the SAMR, recently amended on September 29, 2022 and took effect on November 1, 2022, and the List of the First Batch of Products Subject to Compulsory Product Certification that was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine in association with the State Certification and Accreditation Administration Committee on December 3, 2001, the General Administration of Quality Supervision, Inspection and Quarantine is responsible for the regulation and quality certification of automobiles. Automobiles and parts and components cannot be sold, exported, or used in operating activities until they are certified by designated PRC certification authorities as qualified products and granted certification marks.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which took effect on July 14, 2014, the Guidance Opinions of the General Office of the State Council on Accelerating the Development of Charging Infrastructures of the Electric Vehicles, which took effect on September 29, 2015, and the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which took effect on October 9, 2015, and the Development Plan for the New Energy Vehicle Industry (2021-2035), which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their facilities. The manufacturers of charging and battery swap facilities and electric vehicle manufacturers are encouraged to purchase liability insurance on charging safety to protect individual users.

Regulations on Automobile Sales

Pursuant to the Administrative Measures on Automobile Sales promulgated by the Ministry of Commerce, which took effect on July 1, 2017, automobile suppliers and dealers are required to file with the authorities through the national automobile circulation information system operated by the competent commerce department within 90 days after the receipt of a business license. Where there is any change to the information filed, automobile suppliers and dealers must update such information within 30 days after such change.

Regulations on Vehicle Maintenance and Repair

Pursuant to the Administrative Provisions on Vehicle Maintenance and Repair promulgated by the Ministry of Transport on June 24, 2005 and most recently amended on August 11, 2021, operators providing vehicle maintenance and repair services must file with the local road transport authority at the county level for record after completion of the registration with market supervision administration authorities. Where there is any change to the information filed, the operator must update such information with the relevant road transport authority. The vehicle maintenance and repair services are classified into three classes, namely, Class I, Class II or Class III according to its business and service capabilities. Automotive maintenance operator must conduct the automotive maintenance business in accordance with the national, industrial or local standards for automotive maintenance and the technical information for automotive maintenance published by the automobile manufacturer or importer. In addition, automotive maintenance operators must publish their charging items, typical number of hours required to perform each service and service rate at their business premises. The administrative authorities in charge of road transportation at the county level or above may order the operator engaging in the automotive maintenance business to rectify if such operator fails to meet the regulatory standards for automotive maintenance formulated by the competent authorities of transportation under the State Council; if the circumstance is serious, the road transportation authority at the county level or above may order such entity or relevant individuals to suspend business for rectification. In addition, if any entity or individual engaging in the automotive maintenance business fails to file as required might be ordered to rectify by the road transportation administration at the county level or above. Failure to rectify may subject such entity or individuals to fines of not less than RMB5,000 but not more than RMB20,000.

Regulations on the Recall of Defective Automobiles

On October 22, 2012, the State Council promulgated the Administrative Provisions on Defective Automotive Product Recalls, which took effect on January 1, 2013 and was amended on March 2, 2019. The product quality supervision department of the State Council is responsible for the supervision and administration of recalls of defective automotive products nationwide. Pursuant to these administrative provisions, manufacturers of automotive products are required to take measures to eliminate defects in the products they sell and recall all defective automotive products. Failure to recall such products may result in a compulsory order to recall the defective products from the quality supervisory authority of the State Council. If an operator conducting sales, leasing, or repairs of vehicles discovers any defect in any automotive products, it must cease to sell, lease, or use the defective products and must assist manufacturers in the recall of those products. Manufacturers must recall their products through publicly available channels and publicly announce the defects. Manufacturers must take measures to eliminate or cure defects, including rectification, identification, modification, replacement, or return of the products. Manufacturers that attempt to conceal defects or do not recall defective automotive products in accordance with the regulations will be subject to penalties, including fines, forfeiture of any income earned in violation of law, and revocation of licenses.

Pursuant to the Implementation Rules on the Administrative Provisions on Defective Automotive Product Recalls, which took effect on January 1, 2016 and were recently amended on October 23, 2020, if a manufacturer is aware of any potential defect in its automobiles, it must investigate in a timely manner and report the results of such investigation to the SAMR. Where any defect is found during the investigation, the manufacturer must cease to manufacture, sell, or import the automotive products and recall such products in accordance with applicable laws and regulations.

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

On April 15, 2022, the MIIT issued the Circular on the Filing of Online Upgrade of Automobile Software, which took effect on the same day. Pursuant to this circular, a vehicle manufacturer that has obtained the manufacturing admission for road motor vehicles must complete filings for its automobile products with online software upgrade function (also known as the OTA upgrade function) and its online software upgrade activities. A vehicle manufacturer must complete filings of its management capabilities, vehicle types and functions, and specific upgrade activities in sequence as required to implement the online software upgrade activities. In particular, the online software upgrade activities can be divided into three categories: (a) for upgrade activities not involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises may directly conduct such upgrade activities after filing; (b) for upgrade activities involving changes in product safety, environmental protection, energy saving, anti-theft and other technical performance, enterprises must submit verification materials to ensure that the products comply with national laws and regulations, technical standards and specifications as well as other requirements; and (c) for upgrade activities involving vehicle autonomous driving functions (level 3 and above of driving automation classification), they should be approved by the MIIT.

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

On February 25, 2022, the SAMR, the MIIT, the Ministry of Transport, the Ministry of Emergency Management, and the PRC General Administration of Customs jointly published the Circular on Trial Implementation of Sandbox Supervision System for Automotive Safety. Pursuant to this circular, the sandbox supervision system for automobile safety regulates the frontier technologies such as the perception of environment, intelligent decision-making and coordinated control, and the new functions and models such as the various levels of automatic driving and remote upgrading. Enterprises applying for the sandbox supervision, including suppliers of vehicles, components, internet technologies, data services, network operation, as well as software and systems, must perform the responsibility for quality safety initiatively, research and evaluate unknown risks with regulatory departments, and maintain necessary testing and emergency management systems. Specifically, enterprises applying for the sandbox regulation with regard to frontier technologies or new functions and models must go through five stages, including application, evaluation, testing, reporting and exit.

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

On April 22, 2015, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020, which took effect on the same day. This circular provides that those who purchase NEVs specified in the Catalog of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT from 2016 to 2020 may obtain subsidies from the PRC government. Pursuant to this circular, a purchaser may purchase an NEV from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such NEV is sold to the purchaser. Li ONE, Li L8, and Li L9 have been added to this catalog by the MIIT. The circular also provided a preliminary phase-out schedule for the provision of subsidies.

On December 29, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles, which took effect on January 1, 2017, to adjust the existing subsidy standard for NEV purchasers by capping the local subsidies at 50% of the national subsidy amount and further specifying that the national subsidies for purchasers of certain NEVs (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% from the 2017 subsidy standards.

The subsidy standard is reviewed and updated on an annual basis. On April 23, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Improving the Subsidy Policy for the Promotion and Application of New Energy Vehicles, pursuant to which, the original end date of subsidies for NEV purchasers will be extended by two years to the end of 2022 and the national subsidies for NEVs will be reduced in 10% increments each year, commencing from 2020. Only NEVs with an MSRP of RMB300,000 or less before subsidies or equipped with battery swapping module are eligible for such subsidies starting from July 2020. The selling prices of Li ONE, Li L series, and Li MEGA are higher than the threshold. In addition, the circular also limits the number of vehicles eligible for subsidies each year to approximately 2 million. On December 31, 2020, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles, which took effect on January 1, 2021. Pursuant to this circular, the national subsidies for NEVs would be reduced in 20% increments in 2021 compared with that of 2020. On December 31, 2021, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, and the NDRC jointly issued the Circular on Subsidy Policies for Promotion and Application of New Energy Vehicles in 2022, which took effect on January 1, 2022. Pursuant to this circular, the national subsidies for NEVs will be further reduced in 30% increments in 2022 compared with that of 2021. The circular also clarifies that the subsidy policy will not be implemented after December 31, 2022, and NEV purchasers will not be eligible for the subsidies if the NEVs they purchase are licensed after December 31, 2022.

Exemption of Vehicle Purchase Tax

On December 26, 2017, the Ministry of Finance, the State Taxation Administration, the MIIT, and the Ministry of Science and Technology jointly issued the Announcement on Exemption of Vehicle Purchase Tax for New Energy Vehicle, pursuant to which, from January 1, 2018 to December 31, 2020, the vehicle purchase tax applicable to ICE vehicles is not imposed on purchases of qualified NEVs listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax issued by the MIIT, including NEVs listed before December 31, 2017.

On April 16, 2020, the Ministry of Finance, the State Taxation Administration, and the MIIT jointly issued the Announcement on Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle, which took effect on January 1, 2021, pursuant to which the exemption of vehicle purchase tax for the NEVs will be extended to December 31, 2022.

Pursuant to the Announcement on Continuing the Policies Regarding the Exemption Policy of Vehicle Purchase Tax for New Energy Vehicle jointly issued by the Ministry of Finance, the State Taxation Administration, and the MIIT on September 18, 2022, the exemption of vehicle purchase tax for the NEVs will be further extended to December 31, 2023.

Pursuant to the Announcement on the Continuation and Optimization of Vehicle Purchase Tax Relief Policies for New Energy Vehicles jointly issued by the Ministry of Finance, the State Taxation Administration, and the MIIT on June 19, 2023, the exemption of vehicle purchase tax for the NEVs will be further extended. The NEVs purchased during the period from January 1, 2024 to December 31, 2025 are exempted from the vehicle purchase tax, provided that the exemption amount for each new energy passenger vehicle cannot exceed RMB30,000; the NEVs purchased during the period from January 1, 2026 to December 31, 2027 are subject to the vehicle purchase tax at a reduced rate by half, provided that the tax reduction amount for each new energy passenger vehicle cannot exceed RMB15,000. Li ONE, Li L series, and Li MEGA have been added to the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, and the purchasers of such vehicles thus may enjoy the vehicle purchase tax exemption in accordance with these policies.

Non-Imposition of Vehicle and Vessel Tax

Pursuant to the Preferential Vehicle and Vessel Tax Policies for Energy-Saving and New Energy Vehicles and Vessels jointly promulgated by the Ministry of Finance, the Ministry of Transport, the State Taxation Administration, and the MIIT on July 10, 2018, NEVs, including battery electric commercial vehicles, plug-in (including extended-range) hybrid electric vehicles, fuel cell commercial vehicles are exempt from vehicle and vessel tax, whereas BEVs and fuel cell passenger vehicles are not subject to vehicle and vessel tax. The qualified vehicles are listed in the Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT and State Taxation Administration from time to time. Li ONE, Li L series, and Li MEGA have been listed in this catalog, and are thus exempt from vehicle and vessel tax.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shenzhen, Shanghai, Beijing, Tianjin, Guangzhou, and Hangzhou, have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for NEV purchasers to obtain license plates. For example, in Shenzhen, pursuant to the Detailed Rules of Shenzhen Municipality for the Implementation of the Administration of the Increase of Cars (2019), NEVs including EREVs and BEVs are exempt from the license plate restrictions. However, in Shanghai, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2021 Version), EREVs are not considered NEVs that are exempt from the license plate restrictions starting from January 1, 2023. Pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2024 Version), which replaced its 2021 Version, was issued on December 14, 2023, and took effect on January 1, 2024, local authorities will issue new license plates to qualified BEVs and fuel cell vehicles purchasers without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. In Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing.

Policies Relating to Incentives for Electric Vehicle Charging Infrastructure

On January 11, 2016, the Ministry of Finance, the Ministry of Science and Technology, the MIIT, the NDRC, and the National Energy Administration jointly promulgated the Circular on Incentive Policies on the Charging Infrastructures of New Energy Vehicles and Strengthening the Promotion and Application of New Energy Vehicles During the 13th Five-year Plan Period, which took effect on January 11, 2016. Pursuant to this circular, the central finance department is expected to provide certain local governments with funds and subsidies for the construction and operation of charging facilities and other charging infrastructure.

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Interim Rules on Subsidies for the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing, which took effect on August 4, 2021, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results. Likewise, such subsidies were also implemented in the Implementation Rules on the Subsidies for Construction and Operation of Electronic Vehicles Charging Infrastructures in 2022 in Beijing that took effect on July 28, 2022.

CAFC and NEV Credit Schemes for Vehicle Manufacturers and Importers

On September 27, 2017, the MIIT, the Ministry of Finance, the Ministry of Commerce, the PRC General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, pursuant to which, each of the vehicle manufacturers and vehicle importers above a certain scale is required to maintain its new energy vehicles credits, or NEV credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating of NEV credits.

NEV credits equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. The targeted scores must be the product obtained by multiplying annual production/import volume of fuel energy vehicles of a vehicle manufacturer or a vehicle importer by the NEV credit ratio set by the MIIT, while the actual scores are to be the product obtained by multiplying the score of each new energy vehicle type by respective new energy vehicle production/import volume. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers. As a manufacturer that will only manufacture new energy vehicles, after we obtain our own manufacturing license, we will be able to earn NEV credits by manufacturing new energy vehicles through our future manufacturing plant on each vehicle manufactured, and may sell our excess positive NEV credits to other vehicle manufacturers or importers.

On June 15, 2020, the MIIT, the Ministry of Finance, the Ministry of Commerce, the PRC General Administration of Customs and the General Administration of Quality Supervision, Inspection and Quarantine jointly promulgated the Amendment to Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, which took effect on January 1, 2021, adjusts the calculation methods of credits of new energy passenger vehicles and provides the requirements of NEV credits from 2021 to 2023.

On June 29, 2023, the MIIT and other authorities issued the Decision on Amending the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises, which took effect on August 1, 2023, establishing a mechanism for the collection and release of positive credits of NEVs that ensures the smooth operation of the credit trading market and a credit pool for the collection and release of positive credits of NEVs. In addition, such decision also added, among others, the requirement for enterprises to disclose their average carbon emission levels and further adjusts the calculation methods for credits of new energy passenger vehicles.

Regulations on Autonomous Driving

On July 27, 2021, the MIIT, the Ministry of Public Security, and the Ministry of Transport issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Intelligent Connected Vehicles (Trial Implementation), which is the primary regulation governing protocol of road testing of intelligent connected vehicles in China. Pursuant to the circular, any entity intending to conduct a road testing of intelligent connected vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each tested car. To qualify for these required licenses, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocol to test and assess the performance of intelligent connected system and is capable of conducting real-time remote monitor of the tested cars; (ii) the vehicle under road testing must be equipped with a driving system that can switch between autonomous pilot model and human driving model in a safe, quick and simple manner and allows human driver to take control of the vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the vehicle and is able to transmit real-time data of the vehicle, such as the driving model, location and speed; (iv) the applicant entity must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol for autonomous driving system and proficient in operating the system; and (v) the applicant entity must insure each tested vehicle for at least RMB5 million against car accidents or provide a letter of guarantee covering the same. During testing, the testing entity should post a noticeable identification logo for autonomous driving test on each tested car and should not use autonomous driving model unless in the permitted testing areas specified in the road-testing certificate. If the testing entity intends to conduct road testing in the region beyond the administrative territory of the certificate issuing authority, it must apply for a separate road-testing certificate and a separate temporary license plate from the authority supervising the road-testing of autonomous cars in that region. In addition, the testing entity is required to submit to the road-testing certificate issuing authority a periodical testing report every six months and a final testing report within one month after completion of the road testing. In the case of a car accident causing severe injury or death of personnel or vehicle damage, the testing entity must report the accident to the relevant authority within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.

On August 25, 2022, the Ministry of Natural Resources issued the Notice on Promoting the Development of Intelligent Connected Vehicles to Maintain the Security of Mapping and Geographic Information, which took effect on the same day. Pursuant to this notice, if an intelligent connected vehicle is equipped with or integrated with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, the collection, storage, transmission and processing of surveying, mapping and geographic information and data, including spatial coordinates, images, point clouds and attribute information of vehicles and surrounding road facilities, service and road testing, should be deemed as the surveying and mapping activities specified in the PRC Surveying and Mapping Law. Automobile enterprises, service providers and smart driving software providers that are engaged in data collection, storage, transmission and processing must obtain the qualification for conducting surveying and mapping services in accordance with applicable laws and regulations or engage an agency with the qualification for conducting surveying and mapping services to carry out the surveying and mapping activities.

On November 17, 2023, the MIIT, the Ministry of Public Security, the Ministry of Housing and Urban-Rural Development, and the Ministry of Transport jointly issued the Notice on Implementing the Pilot Program of Market Access and Road Passage for Intelligent Connected Vehicles. Pursuant to this notice, the implementation of the pilot program will be divided into five stages, including (i) pilot program application, (ii) pilot program of product access, (iii) pilot program of road passage, (iv) suspension and withdrawal from the pilot program, and (v) evaluation and adjustment. In particular, these four authorities will jointly select intelligent connected vehicles equipped with automatic driving functions and eligible for mass production, based on the road testing and demonstration application of such intelligent connected vehicles, to implement the pilot program of product access, which includes (i) product testing and safety evaluation and (ii) product access licensing. For the intelligent connected vehicles that have completed the pilot program of product access, the pilot program of road passage will be carried out within a limited area.

Regulations on Foreign Investment in China

Regulations on Foreign Investment Restrictions

Investment activities in China by foreign investors are principally governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment and the Catalog of Industries for Encouraging Foreign Investment, which were promulgated and are amended from time to time by the Ministry of Commerce and the NDRC. The measures and catalog classify industries into three categories with regard to foreign investment: (i) “encouraged,” (ii) “restricted,” and (iii) “prohibited.”

The currently effective negative list is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version), or the 2021 Negative List, which was published by the Ministry of Commerce and NDRC on December 27, 2021 and took effect on January 1, 2022. In addition, in October 2022, the Ministry of Commerce and the NDRC jointly issued the Encouraged Foreign Investment Industry Catalog (2022 Version), which took effect on January 1, 2023. Industries that are not listed in the 2021 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in on-ground mobile surveying, and radio and television program production businesses under the 2021 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2021 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and amended in September 2008 and February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. Moreover, for a foreign investor to own any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, and obtain approvals from the MIIT and the Ministry of Commerce or their authorized local counterparts, which retain considerable discretion in granting approvals. The MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-Added Telecommunications Business in July 2006, which reiterate the regulations on foreign investment in telecommunications businesses and require foreign investors to set up foreign investment enterprises and obtain telecommunications business operating licenses to conduct any value-added telecommunications business in China.

In addition, on April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which provides to make amendments to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational experience requirements for major foreign investors that own equity interest in PRC companies conducting value-added telecommunication business in China in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises. The amended Provisions on Administration of Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022.

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-Up of Value-Added Telecommunications Services. Pursuant to the circular, the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services, initially in several designated regions in Beijing, Shanghai, Hainan, and Shenzhen. In the regions approved to launch pilot programs, restrictions on foreign ownership in certain value-added telecommunications businesses will be removed, including internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services. Foreign invested enterprises conducting these services in the approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020 and replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law, and the Wholly Foreign-Owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country within China, or foreign investors, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors, establishes an foreign-invested enterprise in China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other similar rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests in a new project in China; and (iv) investments in other means as provided by laws, administrative regulations, or the State Council.

Pursuant to the Foreign Investment Law, the State Council will publish or approve to publish a catalog for special administrative measures, or a “negative list,” The Foreign Investment Law grants national treatment to foreign-invested enterprises, except for those that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” Because the “negative list” has yet to be published, it is unclear whether it will differ from the current special administrative measures for market access of foreign investment (Negative List). The Foreign Investment Law provides that foreign-invested enterprises operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from the PRC governmental authorities.

Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in China, including, among others, that local governments must abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; expropriation or requisition of the investment of foreign investors is prohibited except for special circumstances, in which case statutory procedures must be followed and fair and reasonable compensation must be made in a timely manner; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors in China may be freely remitted inward and outward in Renminbi or foreign currencies. Also, foreign investors or foreign-invested enterprises should be imposed legal liabilities for failing to report investment information in accordance with the requirements.

On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which became effective on January 1, 2020. The Implementation Rules of Foreign Investment Law restates certain principles of the Foreign Investment Law and further provides that, among others, (i) if the legal form or the governing structure of an foreign-invested enterprise established prior to the effective date of the Foreign Investment Law does not comply with the compulsory provisions of the PRC Company Law or the PRC Partnership Enterprises Law, such foreign-invested enterprise should complete amendment registration accordingly no later than January 1, 2025; if it fails to do so, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance; and (ii) the provisions regarding transfer of equity interests, distribution of profits and remaining assets as stipulated in the joint venture contracts of an existing foreign-invested enterprise may survive the Foreign Investment Law during its joint venture term.

Regulations on Value-Added Telecommunications Services

In 2000, the State Council promulgated the PRC Telecommunications Regulations, which was most recently amended in February 2016 and provides a regulatory framework for telecommunications services providers in China. The Telecommunications Regulations categorize all telecommunications businesses in China as either basic or value-added telecommunications services. Value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructure. Pursuant to the Classified Catalog of Telecommunications Services, an attachment to the Telecommunications Regulations, which was most recently updated in June 2019 by the MIIT, internet information services are classified as value-added telecommunications services. Under the Telecommunications Regulations and related administrative measures, commercial operators of value-added telecommunications services must first obtain an ICP license from the MIIT or its provincial level counterparts. Otherwise, such an operator might be subject to sanctions, including rectification orders and warnings, fines, confiscation of illegal gains, and, in case of significant infringement, orders to close the website.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial ICP service operator must obtain an ICP license before engaging in any commercial internet information services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

In addition to the regulations and measures above, the provision of commercial internet information services on mobile internet applications are regulated by the Administrative Provisions on Information Services of Mobile Internet Applications, promulgated by the State Internet Information Office in June 2016 and amended on June 14, 2022. Information services providers of mobile internet applications are subject to these provisions, including acquiring the necessary qualifications and being responsible for the management of information security.

We provide certain paid membership and other paid premium services to the owners of the vehicles through our websites and mobile application, which constitute commercial internet information services as defined in the above provisions. Beijing Chelixing Information Technology Co., Ltd. has obtained an ICP License that will remain effective until March 27, 2029.

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. It imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, and potential civil or criminal liabilities.

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017. The Cybersecurity Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cybersecurity Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cybersecurity, and take corresponding remedial measures.

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

Pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in 2012 and the Provisions on the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in 2013 and the Cybersecurity Law, any collection and use of a user’s personal information must be consensual, legal, reasonable, and necessary, and must be limited to specified purposes, methods, and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with, or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage, or loss. In case of any actual or potential leakage of user personal information, internet information service providers must take immediate remedial measures and make timely report to the regulatory authorities and inform users in accordance with the regulations. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, shutdown of websites, or even criminal liabilities.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate, and the Ministry of Public Security on Lawfully Punishing Criminal Activities Infringing upon the Personal Information of Citizens issued in 2013 and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens issued on May 8, 2017 and effective on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of applicable regulations and rules; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person, and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable regulations and rules when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting, or exchanging such information in violation of applicable regulations and rules.

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

Pursuant to the Measures for Cybersecurity Review (2020) promulgated by the Cyberspace Administration of China and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the Cyberspace Administration of China published the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review (2020). Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator should assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The government authorities may initiate the cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security.

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

On August 17, 2021, the State Council issued the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, pursuant to which “critical information infrastructures” refers to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, and those that may seriously endanger national security, national economy, and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The authorities should also notify operators identified as the critical information infrastructure operators.

On November 14, 2021, the CAC published the Administrative Regulations on Internet Data Security (Draft for Comments), which provides that data processors conducting the following activities should apply for cybersecurity review: (i) merger, reorganization or separation of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing personal information of over one million users; (iii) listing in Hong Kong which affects or may affect national security; and (iv) other data processing activities that affect or may affect national security. Failure of cybersecurity and data privacy concerns could subject us to penalties, damage our reputation and brand, and harm our business and results of operations. In addition, the regulations also require data processors processing important data or going public to conduct an annual data security assessment by themselves or by entrusting data security service agencies, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Where data collected and generated within the PRC territory are provided by the data processors overseas, if such data includes important data, or if the data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor must go through the security assessment of cross-border data transfer organized by the CAC. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

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

On August 16, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, and Ministry of Transport jointly issued the Regulations on the Management of Automobile Data Security (for Trial Implementation), which took effect on October 1, 2021 and is aimed to regulate the activities of processing automobile data, including, without limitation, personal information and important data involved in the process of automotive design, production, sales, use, operation, and maintenance within the PRC territory. These regulations elaborate the principles and requirements for the protection of personal information and important data in the automobile industry scenarios. Automobile data processors are required to comply with the following principles and requirements when processing automobile data: (i) the principle of in-car processing: automobile data should be processed inside a car, unless it is absolutely necessary to provide the data outside the car; (ii) the principle of no collection by default: “No collection” should be set as default for every drive, unless the driver independently sets it otherwise; (iii) the principle of proper precision: the coverage and resolution of camera, radar, and others should be determined according to the data accuracy requirements of the functional services provided; and (iv) the principle of desensitization: anonymization and de-identification should be conducted as much as possible. Automobile data processors that process personal information are also required to notify individuals details on the data collected and use of data in an obvious way, such as a user manual, onboard display panel, audio, and vehicle use application. In addition, these regulations define “important data” as the data that may endanger national security, public interests, or the legitimate rights and interests of individuals or organizations if it is tampered with, damaged, disclosed, illegally obtained, or illegally used, including: (i) geographic information, passenger flow, vehicle flow, and other data of important sensitive areas such as military administrative zones, entities of science, technology and industry for national defense, and Chinese Communist Party organizations and government agencies at or above the county level; (ii) data reflecting economic operation such as vehicle flow and logistics; (iii) operational data of the automobile charging network; (iv) video and image data outside the vehicles that contain facial information and license plate information, among others; (v) personal information involving more than 100,000 subjects; and (vi) other data that may affect national security, public interest, and the legitimate rights and interests of individuals or organizations as specified by the CAC and other departments of the State Council. These regulations require that the important data should be stored within China, and if it is necessary to transfer such data abroad, it must undergo a security assessment organized by the regulator.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which took effect on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor must conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor must consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On September 28, 2023, the CAC published the Provisions on Regulating and Promoting Cross-Border Data Transfer (Draft for Comments). These provisions provide certain exemptions from obligations under the circumstances of cross-border data transfer, including, among others, the obligations for data security assessment, concluding a standard contract for provision of personal information abroad or passing the certification for personal information protection. However, these provisions were released for public comment only and their provisions and anticipated adoption date are subject to uncertainty.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which took effect on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of the services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with the authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e. number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it must make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

Regulations on E-Commerce

On August 31, 2018, the Standing Committee of the National People’s Congress promulgated the PRC E-Commerce Law, which took effect on January 1, 2019. The E-Commerce Law establishes the regulatory framework for the e-commerce sector in China for the first time by laying out certain requirements on e-commerce platform operators. Pursuant to the E-Commerce Law, e-commerce platform operators are required to prepare a contingency plan for cybersecurity incidents and take technological measures and other measures to prevent online illegal and criminal activities. The E-Commerce Law also expressly requires e-commerce platform operators to take necessary actions to ensure fair dealing on their platforms to safeguard the legitimate rights and interests of consumers, including to prepare platform service agreements, transaction information record-keeping, and transaction rules, to prominently display such documents on the platform’s website, and to keep such information for no less than three years following the completion of a transaction. Where the e-commerce platform operators conduct their own business on their platforms, they need to distinguish and mark their own business from the businesses of the business operators using the platform in a clear manner and should not mislead consumers. The e-commerce platform operators should bear civil liability of a commodity seller or service provider for the business marked as operated by the platform operator, pursuant to the law.

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

Environmental protection authorities impose various administrative penalties on persons or enterprises in violation of the Environmental Protection Law. Such penalties include warnings, fines, orders to rectify within a prescribed period, orders to cease construction, orders to restrict or suspend production, orders to make recovery, orders to disclose information or make an announcement, imposition of administrative action against the responsible persons, and orders to shut down enterprises. Any person or entity that pollutes the environment resulting in damage could also be held liable under the PRC Civil Code. In addition, environmental organizations may also bring lawsuits against any entity that discharges pollutants detrimental to the public welfare.

Regulations on Work Safety

Under applicable construction safety laws and regulations, including the PRC Work Safety Law, which was promulgated by the Standing Committee of the National People’s Congress on June 29, 2002, amended on August 27, 2009, August 31, 2014, and June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide their employees with protective equipment that meets the national or industrial standards. Automobile and components manufacturers are subject to such environment protection and work safety requirements.

Regulations on Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress and most recently amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development, which took effect on June 1, 2020 and was most recently amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, the use of such projects, or the operation of the business, and (ii) a fine between RMB30,000 and RMB300,000.

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

Regulations on Copyright

The PRC Copyright Law, which took effect on June 1, 1991 and was last amended in November 2020 provides that works of Chinese citizens, legal entities, or unincorporated organizations, whether published or not, enjoy copyright in accordance with the PRC Copyright Law. “Works” refer to ingenious intellectual achievements in the fields of literature, art, and science that can be presented in a certain form. Copyright owners enjoy certain legal rights, including right of publication, right of authorship, and right of reproduction. The Copyright Law as revised in 2010 extends copyright protection to Internet activities, products disseminated over the Internet, and software products. In addition, the PRC Copyright Law provides for a voluntary registration system administered by the China Copyright Protection Center. Pursuant to the PRC Copyright Law, an infringer of copyrights is subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners, and compensating the loss of the copyright owners. Infringers of copyright may also be subject to fines and/or administrative or criminal liabilities in severe situations.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which must be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Regulations on Domain Names

The MIIT promulgated the Measures on Administration of Internet Domain Names on August 24, 2017, which took effect on November 1, 2017 and replaced the Administrative Measures on China Internet Domain Names promulgated by the MIIT on November 5, 2004. Pursuant to these measures, the MIIT is in charge of the administration of PRC internet domain names. The domain name registration follows a first-to-file principle. Applicants for registration of domain names must provide the true, accurate, and complete information of their identities to domain name registration service institutions. The applicants will become the holder of such domain names upon the completion of the registration procedure.

Regulations on Foreign Exchange

General Administration of Foreign Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008 and various regulations issued by SAFE and other PRC government authorities, Renminbi is convertible into other currencies for current account items, such as trade-related receipts and payments and payment of interest and dividends. The conversion of Renminbi into other currencies and remittance of the converted foreign currency outside China for capital account items, such as direct equity investments, loans, and repatriation of investment, requires the prior approval from SAFE or its local office.

Payments for transactions that take place in China must be made in Renminbi. Unless otherwise approved, PRC companies may not repatriate foreign currency payments received from abroad or retain the same abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks under the current account items subject to a cap set by SAFE or its local branch. Foreign exchange proceeds under the current accounts may be either retained or sold to a financial institution engaged in settlement and sale of foreign exchange pursuant to SAFE rules and regulations. For foreign exchange proceeds under the capital accounts, approval from SAFE is generally required for the retention or sale of such proceeds to a financial institution engaged in settlement and sale of foreign exchange.

Pursuant to the Circular of SAFE on Further Improving and Adjusting Foreign Exchange Administration Policies for Direct Investment, which was promulgated on November 19, 2012, took effect on December 17, 2012, and was further amended on May 4, 2015, October 10, 2018, and December 30, 2019, approval of SAFE is not required for opening a foreign exchange account and depositing foreign exchange into the accounts relating to the direct investments. This circular also simplifies foreign exchange-related registration required for foreign investors to acquire equity interests of PRC companies and further improve the administration on foreign exchange settlement for foreign-invested enterprises.

The Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment, which took effect on June 1, 2015 and was amended on December 30, 2019, cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to the circular, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which was promulgated on March 30, 2015, took effect on June 1, 2015, and was amended on December 30, 2019, provides that an foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an foreign-invested enterprise should truthfully use its capital for its own operational purposes within the scope of its business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

The Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, which was promulgated and took effect on June 9, 2016 and was amended on December 4, 2023, provides that enterprises registered in China may also convert their foreign debts from foreign currency into Renminbi at their own discretion. This circular also provides an integrated standard for the conversion of foreign exchange under capital account items (including, but not limited to, foreign currency capital and foreign debts) at their own discretion, which applies to all enterprises registered in China.

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

Pursuant to the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which was promulgated and took effect on October 23, 2019 and was amended on December 4, 2023, all foreign-invested enterprises to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

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

According to the Administrative Regulation on the Registration of Market Entities, which were promulgated by the State Council on July 27, 2021 and took effect on March 1, 2022, and other laws and regulations governing foreign-invested enterprises and registrations of market entities, the establishment of an foreign-invested enterprise and any capital increase and other major changes in an foreign-invested enterprise should be registered with the SAMR or its local counterparts and filed via the enterprise registration system.

Pursuant to the Circular on Further Simplifying and Improving the Foreign Currency Management Policy on Direct Investment and other laws and regulations relating to foreign exchange, when setting up a new foreign-invested enterprise, the enterprise should register with the bank located at its registered place after obtaining the business license, and if there is any change in capital or other changes relating to the basic information of the foreign-invested enterprise, including, without limitation, any increase in its registered capital or total investment, the foreign-invested enterprise must register such changes with the bank located at its registered place after obtaining approval from or completing the filing with the authorities. Pursuant to the foreign exchange laws and regulations, such foreign exchange registration with the banks will typically take less than four weeks upon the acceptance of the registration application.

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

Loans by the Foreign Companies to Their PRC Subsidiaries

A loan made by foreign investors as shareholders in a foreign-invested enterprise is considered foreign debt in China and is regulated by various laws and regulations, including the PRC Regulation on Foreign Exchange Administration, the Interim Provisions on the Management of Foreign Debts (Revised in 2022), the Statistical Monitoring of Foreign Debt Tentative Provisions, and the Administrative Measures for Registration of Foreign Debt. Under these rules and regulations, a shareholder loan in the form of foreign debt made to a PRC entity does not require the prior approval of SAFE. However, such foreign debt must be registered with and recorded by SAFE or its local branches within fifteen business days after the entering of the foreign debt contract. Pursuant to these rules and regulations, the balance of the foreign debts of a foreign-invested enterprise cannot exceed the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Notice of the People’s Bank of China on Matters concerning the Macro-Prudential Management of Full-Covered Cross-Border Financing. Pursuant to the notice, within a transition period of one year from January 12, 2017, foreign-invested enterprises may adopt the currently valid foreign debt management mechanism, or the mechanism as provided in the notice at their own discretions. The notice provides that enterprises may conduct independent cross-border financing in Renminbi or foreign currencies as required. Pursuant to the notice, the outstanding cross-border financing of an enterprise (the outstanding balance drawn, here and below) will be calculated using a risk-weighted approach and cannot exceed certain specified upper limits. The notice further provides that the upper limit of risk-weighted outstanding cross-border financing for enterprises is 200% of its net assets. Enterprises must file with SAFE in its capital item information system after entering into the cross-border financing contracts and prior to three business days before drawing any money from the foreign debts.

Based on the foregoing, if we provide funding to our wholly foreign-owned subsidiaries through shareholder loans, the balance of such loans cannot exceed the difference between the total investment and the registered capital of the subsidiaries and we will need to register such loans with SAFE or its local branches in the event that the currently valid foreign debt management mechanism applies, or the balance of such loans will be subject to the risk-weighted approach and the aforementioned 200% net asset limits and we will need to file the loans with SAFE in its information system in the event that the mechanism as provided in the notice applies.

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.

Offshore Investment

Under the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles, effective on July 4, 2014, PRC residents are required to register with the local SAFE branch prior to the establishment or control of an offshore special purpose vehicle, which is defined as an offshore enterprise directly established or indirectly controlled by PRC residents for investment and financing purposes, with the enterprise assets or interests PRC residents hold in China or overseas. The term “control” means to obtain the operation rights, right to proceeds, or decision-making power of a special purpose vehicle through acquisition, trust, holding shares on behalf of others, voting rights, repurchase, convertible bonds, or other means. An amendment to registration or subsequent filing with the local SAFE branch by such PRC residents is also required if there is any change in the basic information of the offshore company or any material change with respect to the capital of the offshore company. At the same time, SAFE has issued the Operation Guidance for the Issues Concerning Foreign Exchange Administration over Round-Trip Investment regarding the procedures for SAFE registration under this circular, which took effect on July 4, 2014 as an attachment of such circular.

Under the applicable rules, failure to comply with the registration procedures set forth in the Circular of SAFE on Issues Concerning the Foreign Exchange Administration over the Overseas Investment and Financing and Round-Trip Investment by Domestic Residents via Special Purpose Vehicles may result in bans on the foreign exchange activities of the onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject PRC residents to penalties under PRC foreign exchange administration regulations.

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

Regulations on Dividend Distribution

The principal laws and regulations regulating the distribution of dividends by foreign-invested enterprises in China include the PRC Company Law, as amended in 2004, 2005, 2013, 2018, and 2023, with the latest amendment to take effect on July 1, 2024, as well as the PRC Foreign Investment Law and its implementation rules. Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. A PRC company cannot distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Taxation

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which took effect on January 1, 2008 and amended on April 23, 2019. Under the Enterprise Income Tax Law and the implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

The PRC Provisional Regulations on Value-Added Tax were promulgated by the State Council on December 13, 1993, which took effect on January 1, 1994 and were subsequently amended from time to time. The Detailed Rules for the Implementation of the PRC Provisional Regulations on Value-Added Tax (2011 Revision) was promulgated by the Ministry of Finance on December 25, 1993 and subsequently amended on December 15, 2008 and October 28, 2011. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the PRC Provisional Regulations on Business Tax and Amending the PRC Provisional Regulations on Value-Added Tax. Pursuant to these regulations, rules and decisions, all enterprises and individuals engaged in sale of goods, provision of processing, repair, and replacement services, sales of services, intangible assets, real property, and the importation of goods within the PRC territory are VAT taxpayers. On March 20, 2019, the Ministry of Finance, the State Taxation Administration, and the General Administration of Customs jointly issued the Announcement on Relevant Policies on Deepen the Reform of Value-Added Tax. For details of our applicable tax rates, see “Item 10. Additional Information—E. Taxation.”

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Taxation Administration and took effect on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counter party country or region to the tax treaties does not levy any tax or grant any tax exemption on income or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the required documents to the tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Taxation Administration issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. Pursuant to the circular, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to the circular, where the payer fails to withhold any or sufficient tax, the transferor must declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. The circular does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Taxation Administration issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, which was amended by the Announcement of the State Taxation Administration on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the State Taxation Administration and further elaborates the implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises. The circular may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which took effect on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the required contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the State Taxation Administration will be solely responsible for collecting social insurance premiums.

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

In addition, the State Taxation Administration has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with tax authorities and to withhold individual income taxes of employees who exercise their stock options or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with the laws and regulations, the PRC subsidiaries may be subject to sanctions imposed by the tax authorities or other PRC governmental authorities.

M&A Rules and Overseas Listing

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, promulgated the M&A rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which took effect on September 8, 2006 and was revised on June 22, 2009. These rules, among other things, require that if an overseas company established or controlled by PRC companies or PRC citizens intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC citizens, such acquisition must be submitted to the Ministry of Commerce for approval. These rules also require that an offshore special purpose vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals, must obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the General Office of the State Council and Central Committee of the Communist Party of China issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Pursuant to these regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under these regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. These regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of these regulations, which, among others, clarified that the companies in the Chinese mainland that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities in accordance with these regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under these regulations.

In addition, pursuant to these regulations, enterprises in the Chinese mainland is prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by the PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

On February 24, 2023, the CSRC, jointly with other government authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which took effect on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in the Chinese mainland and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings. Pursuant to these provisions, companies based in the Chinese mainland that offer and list securities in overseas markets must establish confidentiality and archives system. The “companies based in the Chinese mainland” refer to companies in the Chinese mainland limited by shares which are directly listed in the overseas capital market and the domestic operation entities of an offshore company being indirectly listed in a foreign stock exchange. The companies based in the Chinese mainland must obtain approval from the authorities and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the government authorities to the securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly disclosing such documents and materials through its offshore listing entity. In addition, the companies based in the Chinese mainland should complete corresponding procedures when (i) providing or publicly disclosing documents and materials which may adversely affect national security and public interest to the securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly disclosing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to the security companies, security service institutions, overseas regulators and individuals. The companies based in the Chinese mainland are also required to provide written statements on the implementation of the aforementioned rules to the securities companies and securities service agencies. If a company based in the Chinese mainland finds that the documents and materials related to state secrets or secrets of the government authorities or other materials which may adversely affect national security and public interest have been leaked or are going to be leaked, it should take remedial measures immediately and report to the authorities.

Anti-Monopoly

The Standing Committee of the National People’s Congress promulgated the PRC Anti-Monopoly Law on August 30, 2007, which became effective on August 1, 2008 and was last amended on June 24, 2022, reiterates that monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition are prohibited. Furthermore, a business operator with a dominant market position may not abuse such position to conduct acts such as selling commodities at unfairly high prices or purchasing commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year).

On August 3, 2008, the State Council issued the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators, which took effect on the same date, and last amended and took effective on January 22, 2024. Pursuant to the Anti-Monopoly Law and such Provisions, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned must file a prior notification with the Anti-Monopoly agency (i) the total global turnover of all operators participating in the transaction exceeded RMB12 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB4 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB800 million within China in the preceding fiscal year are triggered, and no concentration shall be implemented until the Anti-Monopoly agency clears the Anti-Monopoly filing. In addition, the Provisions of the State Council on the Thresholds for Declaring Concentration of Business Operators also provide that a transaction must be reported to the anti-monopoly authority if there is evidence indicating that the concentration of business operators has or may have an effect of excluding or restricting competition. Even if the threshold standard is not met, the anti-monopoly authority may order such operators to file for clearance. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. On March 10, 2023, the SAMR issued the Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition. These provisions took effect on April 15, 2023, further consolidating the PRC anti-monopoly legal system and rules.

C.	Organizational Structure

Corporate Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and the VIEs, as of the date of this annual report.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. Li Auto Inc. is an exempted company with limited liability incorporated in the Cayman Islands. Wheels Technology is our PRC subsidiary and a foreign-invested enterprise under the PRC laws. To comply with PRC laws and regulations, we primarily conduct our business in China through the VIEs, Beijing CHJ and Xindian Information, and their subsidiaries in China, based on a series of contractual arrangements by and among Wheels Technology, the VIEs, and their respective shareholders.

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

Agreements that provide us with a controlling financial interest over the VIEs and their subsidiaries

Powers of Attorney and Business Operation Agreement. Pursuant to the respective power of attorney entered into in July 2023, each shareholder of Beijing CHJ irrevocably authorized Wheels Technology to act as his attorney in-fact to exercise all of his rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

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

Spousal Consent Letters. Spouses of the two shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the shareholder are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed her rights to the equity interests and any associated economic rights or interests to which she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Equity Pledge Agreements. Pursuant to the equity pledge agreement entered into in July 2023 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the equity option agreement and the power of attorney, as well as the performance by Beijing CHJ of its obligations under the equity option agreement, the power of attorney, and payment of service fees to Wheels Technology under the exclusive consultation and service agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the equity pledge agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

In April 2021, Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity pledge agreement, which includes terms substantially similar to the equity pledge agreement relating to Beijing CHJ described above.

We have completed the registration of the equity pledge relating to Beijing CHJ and Xindian Information with the local branches of the SAMR in accordance with applicable PRC laws.

Agreements that allow us to receive economic benefits from the VIEs and their subsidiaries

Exclusive Consultation and Service Agreements. Pursuant to the exclusive consultation service agreement entered into in July 2023 by and between Wheels Technology, and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’ prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology an annual service fee at an amount that is adjusted in accordance with Wheels Technology’ sole discretion for that quarter and also the mutually agreed-upon amount for certain other technical services, both of which should be paid within 10 days after Wheels Technology sends invoice within 30 days after the end of the calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive consultation and service agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the equity pledge agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

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

Agreements that provide us with the option to purchase the equity interests in and assets of the VIEs and their subsidiaries

Equity Option Agreements. Pursuant to the equity option agreement entered into in July 2023 by and between Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The equity option agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

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

However, our PRC legal counsel has also advised us that the interpretation and application of current and future PRC laws, regulations, and rules are evolving, and the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures in accordance with applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—The interpretation and implementation of the PRC Foreign Investment Law and its Implementation Rules are evolving, and we cannot fully ascertain how they may impact the viability of our current corporate structure, corporate governance, and operations.”

The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to 23.3%, nil, and nil of our total revenues in 2021, 2022, and 2023, respectively.

D.	Property, Plants and Equipment

We are headquartered in Beijing, China. We currently own a manufacturing base in Changzhou, Jiangsu Province, China, and have a manufacturing base in Beijing, China on lease. The total coverage of these manufacturing bases is 1.2 million square meters.

We have also leased a number of our facilities. The following table sets forth the location, approximate size, and primary use of our major leased facilities as of December 31, 2023.

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Beijing	59,954	Headquarters, office, research and development
Beijing, Shanghai, Hangzhou, Shenzhen, and Mianyang	90,072	Office

Nanjing, Nantong, Suqian, Changzhou, Xuzhou, Zhenjiang, Yangzhou, Lianyungang, Suzhou, Wuxi, Kunshan, Jiangyin, Taizhou, Huai’an, Yancheng, Changshu, Liyang, Zhangjiagang, Shanghai, Hefei, Wuhu, Bengbu, Fuyang, Anqing, Chuzhou, Shiyan, Yichang, Enshi, Wuhan, Xiangyang, Shangrao, Nanchang, Ganzhou, Jiujiang, Longyan, Xiamen, Quanzhou, Zhangzhou, Fuzhou, Putian, Jinjiang, Datong, Yuncheng, Taiyuan, Tianjin, Baoding, Cangzhou, Handan, Langfang, Qinhuangdao, Shijiazhuang, Tangshan, Xingtai, Kaifeng, Anyang, Zhengzhou, Puyang, Xinxiang, Shangqiu, Xuchang, Xinyang, Pingdingshan, Zhoukou, Luoyang, Shenzhen, Guangzhou, Dongguan, Huizhou, Shantou, Zhanjiang, Foshan, Qingyuan, Zhongshan, Zhuhai, Zhaoqing, Jiangmen, Jieyang, Chaozhou, Chengdu, Nanchong, Leshan, Mianyang, Deyang, Luzhou, Yibin, Meishan, Xi’an, Yulin, Yan’an, Baoji, Weinan, Xianyang, Lanzhou, Yinchuan, Kunming, Qujing, Dali, Guiyang, Zunyi, Chongqing, Xining, Urumqi, Lhasa, Haikou, Sanya, Changsha, Changde, Zhuzhou, Xiangtan, Hengyang, Liuzhou, Guilin, Yulin, Nanning, Hangzhou, Ningbo, Wenzhou, Taizhou, Jiaxing, Shaoxing, Jinhua, Yuyao, Quzhou, Cixi, Lishui, Huzhou, Jinan, Jining, Qingdao, Yantai, Zibo, Weifang, Heze, Linyi, Dezhou, Weihai, Rizhao, Dongying, Tai’an, Harbin, Daqing, Changchun, Shenyang, Dalian, Anshan, Chifeng, Baotou, Hohhot, Ordos, Beijing, Jingzhou, and Yiwu

	850,180	Retail stores, delivery centers, and servicing centers
Beijing and Shanghai	38,203	Vehicle, engineering, and other services

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles, including both EREVs and BEVs. The cumulative deliveries of our vehicles surpassed 600,000 as of December 31, 2023.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the China automotive industry, including, among others, overall economic growth in China, any increase in per capita disposable income, growth in consumer spending and consumption upgrade, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the NEV industry in China, including laws, regulations, and government policies, battery and other new energy technology development, charging infrastructure development, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.

While our business is influenced by these general factors, our results of operations are more directly affected by the following company-specific factors.

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. From 2020 through 2022, the supply of semiconductor chips used for automotive manufacturing experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies, which also adversely affected our production and deliveries. As a new manufacturer of NEVs, we may have challenges in our quality control processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of our vehicles and thus reduce our bill of materials (BOM) cost to be comparable to ICE vehicles of similar classes. We expect that our cost of sales will be affected primarily by our production volume. Our cost of sales will also be affected, to a lesser extent, by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers. As our business further grows in scale and we establish ourselves as a major player in the NEV industry in China, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

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

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We begin recognizing vehicle sales revenues when we begin making deliveries of the applicable models. We also recognize revenues from peripheral products and services, including multiple distinct products and services of vehicle sales such as the sales of Li Plus Membership, sales of goods from online store and accessories, sales and installment of charging stalls, and providing non-warranty after-sales services and commission service.

Cost of Sales

Our cost of sales primarily consists of cost of vehicles sales, including direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory that is either obsolete or in excess of the forecasted demand, losses on inventory purchase commitments, and impairment charges of manufacturing property, plant, and equipment.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of research and development activities and other expenses. Research and development costs are expensed as incurred.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel and the employees involved in general corporate functions, marketing and promotional expenses, rental and related expenses for our office, retail stores and delivery and service centers, professional service fees, depreciation and amortization expenses, and other general corporate related expenses.

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

Hong Kong

Our subsidiary incorporated in Hong Kong, Leading Ideal HK Limited, is subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

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

Mainland China

Beijing CHJ is qualified as a high and new technology enterprise under the PRC Enterprise Income Tax law in 2019 and 2022. Each of Beijing CHJ Automobile Technology Co., Ltd. and Shanghai Lixiang Automobile Technology Co., Ltd. is qualified as a high and new technology enterprise under the Enterprise Income Tax Law in 2023. These companies are eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Sichuan Li Xinchen Technology Co., Ltd. is eligible for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030 in accordance with China’s Western Region Development Strategy.

Wheels Technology, which is our wholly-owned entity primarily engaged in the operations of technology, software research and development and related services, was recognized as a Software Enterprise and thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year of 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years, while other PRC companies are subject to enterprise income tax at a uniform rate of 25%.

Our vehicles sales are subject to value-added tax at a rate of 13%, less the value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

We are eligible for consumption tax rate of 3% and related surcharge for the sales of vehicles.

Dividends paid by our PRC subsidiaries to our Hong Kong subsidiary will be subject to a withholding tax rate of 10%, unless the Hong Kong subsidiary satisfies all the requirements under the Arrangement Between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and receives approval from the competent tax authority, in which case dividends paid to the Hong Kong subsidiary will be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the aforementioned approval requirement had been abolished, but a Hong Kong entity is still required to file application package with the tax authority, and to settle overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the tax authority.

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

Control of the goods and services is transferred over time if our performance:

●	provides all of the benefits received and consumed simultaneously by the customer;
●	creates and enhances an asset that the customer controls as we perform; or
●	does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, we present the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is our right to consideration in exchange for goods and services that we have transferred to a customer. A receivable is recorded when we have an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer.

Vehicle Sales

We generate revenues from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, firmware over the air upgrades, or FOTA upgrades, Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, we recognize the revenue using a straight line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, we recognize the revenue over time based on a straight line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

We record a contract liability as deferred revenue regarding the unperformed obligations when cash received.

Sales of Li Plus Membership

We also sell the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

Sales of Goods from Online Store and Accessories

We sell goods from online store and accessories separately and the revenue are recognized at a point in time when the control is transferred to the customer.

After-Sales Services

We also provide the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Customer Loyalty Points

We offer customer loyalty points, which can be used in our online store to redeem our merchandise or services. We determine the value of each customer loyalty point based on cost of our merchandise or services that can be obtained through redemption of customer loyalty points.

We conclude that the customer loyalty points offered to customers in connection with the purchase of vehicles is a material right and is considered as a separate performance obligation. The amount allocated to the customer loyalty points as separate performance obligation is recorded as deferred revenue and revenue is recognized when the customer loyalty points are used or expired.

To encourage user engagement and generate market awareness, customers or users of our mobile application can also obtain customer loyalty points through referring new customers to purchase the vehicles. We account for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical Expedients and Exemptions

We follow the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are not critical items.

Considering the result of the qualitative assessment and the quantitative estimate, we conclude not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

Product Warranties

We generally provide product warranties on vehicles based on the contracts with our customers at the time of sale of vehicles. We accrue a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimates of projected costs to repair or replace items under the warranties and for recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accrued and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. We reevaluate the adequacy of the warranty accrual on a regular basis.

We recognize the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with our suppliers and the amount of the recovery is virtually certain.

We do not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. We also provide extended lifetime warranty for certain vehicle. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606.

Impairment of Long-Lived Assets and Intangible Assets

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable in accordance with ASC 360. We measure the carrying amount of a long-lived asset against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If after performing the qualitative assessment, we determine that it is more likely than not that the indefinite-lived intangible asset is impaired, we calculate the fair value of the intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2021, 2022 and 2023.

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

Critical judgements have been involved in determining whether a legal entity is a consolidated affiliated entity, and must be reconsidered as a matter of course, upon the occurrence of certain events as provided for within ASC 810-10-35-4. In this regard, we will continue to monitor and assess whether we remain primary beneficiaries of these entities and should continue to consolidate each prospectively. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure.”

All significant intercompany balances and transactions within the group have been eliminated upon consolidation.

Share-Based Compensation

We grant share options and restricted share units to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation.

Employees’ share-based compensation awards granted with service conditions and the performance condition, are measured at the grant date fair value. Employees’ share-based compensation awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures. For performance-based awards, share-based compensation expense is recognized over the expected performance achievement period as the achievement of each performance achievement becomes probable.

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

The fair value of each option granted under the 2019 Plan and 2020 Plan for the years ended December 31, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2021	2022
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the date of option grant (US$)	14.42–17.35	16.05
Risk-free interest rate	0.93%–1.48%	1.51%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	47%–48%	48%

No share options were granted under the 2019 Plan and 2020 Plan in 2023.

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

The options granted under the 2021 Plan to Mr. Xiang Li included performance conditions. As of December 31, 2023, we did not recognize any share-based compensation expenses for these awards, because we consider it is not probable that the performance-based vesting conditions will be satisfied as of December 31, 2023.

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

Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income as “income tax benefit/(expense)” in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2022 and 2023.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics, the year-over-year percent change in the consumer price index for December 2021, 2022, and 2023 were an increase of 1.5%, an increase of 1.8%, and a decrease of 0.3%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office, retail stores and delivery and servicing centers may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:
—Vehicle sales	26,128,469	44,106,434	120,294,667	16,943,150
—Other sales and services	881,310	1,180,382	3,556,665	500,946
Total revenues	27,009,779	45,286,816	123,851,332	17,444,096
Cost of sales(1):
—Vehicle sales	(20,755,578)	(35,688,343)	(94,482,347)	(13,307,560)
—Other sales and services	(492,747)	(808,017)	(1,872,234)	(263,699)
Total cost of sales	(21,248,325)	(36,496,360)	(96,354,581)	(13,571,259)
Gross profit	5,761,454	8,790,456	27,496,751	3,872,837
Operating expenses:
—Research and development(1)	(3,286,389)	(6,780,032)	(10,586,129)	(1,491,025)
—Selling, general and administrative(1)	(3,492,385)	(5,665,301)	(9,767,955)	(1,375,788)
—Other operating income, net	—	—	264,210	37,213
Total operating expenses	(6,778,774)	(12,445,333)	(20,089,874)	(2,829,600)
(Loss)/income from operations	(1,017,320)	(3,654,877)	7,406,877	1,043,237
Other (expense)/income:
Interest expense	(63,244)	(106,340)	(86,251)	(12,148)
Interest income and investment income, net	740,432	976,229	2,082,948	293,377
Others, net	187,320	625,633	1,048,189	147,634
(Loss)/income before income tax	(152,812)	(2,159,355)	10,451,763	1,472,100
Income tax (expense)/benefit	(168,643)	127,007	1,357,362	191,180
Net (loss)/income	(321,455)	(2,032,348)	11,809,125	1,663,280

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	26,713	44,845	46,631	6,568
Research and development expenses	741,793	1,333,710	1,552,421	218,654
Selling, general and administrative expenses	332,850	674,610	779,637	109,810
Total	1,101,356	2,053,165	2,378,689	335,032

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total revenues increased from RMB45.3 billion in 2022 to RMB123.9 billion (US$17.4 billion) in 2023, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB44.1 billion in 2022 to RMB120.3 billion (US$16.9 billion) in 2023, primarily attributable to the increased deliveries of 376,030 vehicles in 2023, compared with 133,246 in 2022.

Revenues from other sales and services increased from RMB1.2 billion in 2022 to RMB3.6 billion (US$500.9 million) in 2023, primarily attributable to the increased sales of charging stalls, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB36.5 billion in 2022 to RMB96.4 billion (US$13.6 billion) in 2023, which was primarily due to the increase in vehicle deliveries.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB27.5 billion (US$3.9 billion) in 2023, compared with RMB8.8 billion in 2022.

Research and Development Expenses

Our research and development expenses increased from RMB6.8 billion in 2022 to RMB10.6 billion (US$1.5 billion) in 2023, primarily attributable to a RMB2.0 billion increase in employee compensation as a result of growing number of staff, as well as a RMB1.7 billion increase in costs associated with new products and technologies developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB5.7 billion in 2022 to RMB9.8 billion (US$1.4 billion) in 2023, primarily attributable to a RMB1.9 billion increase in employee compensation as a result of growing number of staff, as well as a RMB2.2 billion increase in rental expenses and other expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, income from operations was RMB7.4 billion (US$1.0 billion) in 2023, compared with loss from operations of RMB3.7 billion in 2022. Operating margin was 6.0% in 2023, compared with negative 8.1% in 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB976.2 million in 2022 to RMB2.1 billion (US$293.4 million) in 2023, primarily attributable to the increased cash position in 2023.

Others, Net

Our others, net increased from RMB625.6 million in 2022 to RMB1.0 billion (US$147.6 million) in 2023, primarily attributable to the increased government subsidies.

Income Tax Benefit

Our income tax benefit increased from RMB127.0 million in 2022 to RMB1.4 billion (US$191.2 million) in 2023, primarily attributable to the non-cash tax benefit of RMB2.0 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net (Loss)/Income

As a result of the foregoing, we recorded net income of RMB11.8 billion (US$1.7 billion) in 2023, compared with net loss of RMB2.0 billion in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

Our total revenues increased from RMB27.0 billion in 2021 to RMB45.3 billion in 2022, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB26.1 billion in 2021 to RMB44.1 billion in 2022, primarily attributable to the increased deliveries of 133,246 vehicles in 2022, compared with 90,491 in 2021, as well as higher average selling price due to our delivery of Li L series models starting from the third quarter of 2022.

Revenues from other sales and services increased from RMB881.3 million in 2021 to RMB1.2 billion in 2022, primarily attributable to increased sales of charging stalls, accessories and services in line with higher accumulated vehicle sales, partially offset by the sales of automotive regulatory credits in 2021, which did not recur in 2022.

Cost of Sales

Our cost of sales increased from RMB21.2 billion in 2021 to RMB36.5 billion in 2022, due to the increase in vehicle deliveries, as well as the higher average cost of sales due to our delivery of Li L series starting from the third quarter of 2022.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB8.8 billion in 2022, compared with RMB5.8 billion in 2021.

Research and Development Expenses

Our research and development expenses increased from RMB3.3 billion in 2021 to RMB6.8 billion in 2022, primarily attributable to a RMB1.7 billion increase in employee compensation as a result of growing number of staff as well as a RMB1.6 billion increase in costs associated with new products and technologies developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB3.5 billion in 2021 to RMB5.7 billion in 2022, primarily attributable to a RMB1.5 billion increase in employee compensation as a result of growing number of staff, as well as a RMB321.1 million increase in rental expenses associated with the expansion of our sales and servicing network.

Loss from Operations

As a result of the foregoing, the operating loss increased from RMB1.0 billion in 2021 to RMB3.7 billion in 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB740.4 million in 2021 to RMB976.2 million in 2022, primarily attributable to the increased cash position in 2022.

Others, Net

Our others, net increased from RMB187.3 million in 2021 to RMB625.6 million in 2022, primarily attributable to the increased VAT refunds and reimbursement paid to us by the depositary of our ADS program.

Net Loss

As a result of the foregoing, we incurred net loss of RMB2.0 billion in 2022, compared with net loss of RMB321.5 million in 2021.

B.	Liquidity and Capital Resources

As of December 31, 2023, we had RMB103.7 billion (US$14.6 billion) in cash and cash equivalents, restricted cash, time deposits, short-term investments, and long-term time deposits included in long-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal or use and have original maturities of three months or less.

Our operating cash flow for the year ended December 31, 2023 was RMB50.7 billion (US$7.1 billion), compared with RMB8.3 billion and RMB7.4 billion for the years ended December 31, 2021 and 2022, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	8,340,385	7,380,266	50,693,521	7,140,033
Net cash used in investing activities	(4,257,244)	(4,364,661)	(12,068)	(1,700)
Net cash provided by financing activities	16,709,533	5,639,392	185,385	26,111
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(472,129)	1,270,097	44,513	6,270
Net increase in cash, cash equivalents, and restricted cash	20,320,545	9,925,094	50,911,351	7,170,714
Cash, cash equivalents, and restricted cash at the beginning of the year	10,172,519	30,493,064	40,418,158	5,692,778
Cash, cash equivalents, and restricted cash at the end of the year	30,493,064	40,418,158	91,329,509	12,863,492

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2023 was RMB50.7 billion (US$7.1 billion). The difference between our net cash provided by operating activities and our net income of RMB11.8 billion (US$1.7 billion) was primarily attributable to (i) non-cash items of RMB2.3 billion (US$320.0 million), which primarily consisted of share-based compensation expenses, depreciation and amortization, deferred income tax and inventory write-downs and losses on purchase commitments relating to inventory, and loss on inventory obsolescence, and (ii) a net change in operating assets and liabilities of RMB36.6 billion (US$5.2 billion). The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB31.8 billion (US$4.5 billion) mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB5.3 billion (US$744.5 million), which mainly includes salaries and benefits payables, tax payables, payable for research and development expenses, payables for logistics expenses, and accrued costs of purchase commitments relating to inventory, and (iii) an increase in other non-current liabilities of RMB1.6 billion (US$228.0 million) mainly consisting of accrued warranty and deferred government grants, partially offset by (x) an increase in prepayments and other current assets of RMB2.4 billion (US$333.7 million) and (y) an increase in inventories of RMB1.2 billion (US$175.8 million).

Net cash provided by operating activities for the year ended December 31, 2022 was RMB7.4 billion. The difference between our net cash provided by operating activities and our net loss of RMB2.0 billion was primarily attributable to (i) non-cash items of RMB4.4 billion, which primarily consisted of share-based compensation expenses, depreciation and amortization and inventory write-downs and losses on purchase commitments relating to inventory and loss on inventory obsolescence, and (ii) a net change in operating assets and liabilities of RMB5.0 billion. The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB10.6 billion mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB1.2 billion, which mainly includes accrued costs of purchase commitments relating to inventory, payables for research and development expenses, payables for logistics expenses, and salaries and benefits payables, and (iii) an increase in other non-current liabilities of RMB1.0 billion mainly consisting of accrued warranty and deferred government grants, partially offset by (x) an increase in inventories of RMB5.9 billion, and (y) an increase in prepayments and other current assets of RMB1.2 billion, which was primarily attributable to an increase in deductible VAT input and prepaid rental and deposits, and (z) an increase in other non-current assets of RMB745.3 million.

Net cash provided by operating activities for the year ended December 31, 2021 was RMB8.3 billion. The difference between our net cash provided by operating activities and our net loss of RMB321.5 million was primarily attributable to (i) non-cash items of RMB2.0 billion, which primarily consisted of share-based compensation expenses, depreciation and amortization and deferred income tax, and (ii) a net change in operating assets and liabilities of RMB6.6 billion. The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB6.2 billion mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB932.1 million, which mainly includes salaries and benefits payables, tax payable, accrued warranty, and payables for research and development expenses, and (iii) an increase in other non-current liabilities of RMB523.8 million mainly consisting of accrued warranty, partially offset by (y) an increase in other non-current assets of RMB633.3 million mainly consisting of long-term deposits, and (z) an increase in inventories of RMB611.6 million.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was RMB12.1 million (US$1.7 million). This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB6.5 billion (US$916.5 million), (ii) our net investment in long-term investments of RMB198.2 million (US$27.9 million), partially offset by our net redemption of short-term investments and time deposits of RMB6.4 billion (US$902.7 million).

Net cash used in investing activities for the year ended December 31, 2022 was RMB4.4 billion. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB5.1 billion, (ii) our net investment in long-term investments of RMB763.8 million, partially offset by our net redemption of short-term investments and time deposits of RMB1.5 billion.

Net cash used in investing activities for the year ended December 31, 2021 was RMB4.3 billion. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB3.4 billion, (ii) our net investment in short-term investments and time deposits of RMB182.0 million and (iii) purchase of Changzhou manufacturing base for RMB563.1 million.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was RMB185.4 million (US$26.1 million), primarily attributable to net proceeds of RMB1.2 billion (US$165.4 million) from share issuance through our at-the-market equity offering program, partially offset by net payments of RMB1.0 billion (US$141.0 million) of the borrowings comprised of secured borrowings and credit guaranteed borrowings.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB5.6 billion, primarily attributable to (i) net proceeds of RMB3.1 billion from the borrowings comprised of secured borrowings and credit guaranteed borrowings, and (ii) proceeds of RMB2.5 billion from share issuance through an at-the-market equity offering program.

Net cash provided by financing activities for the year ended December 31, 2021 was RMB16.7 billion, primarily attributable to (i) net proceeds of RMB11.0 billion from our initial public offering in Hong Kong, (ii) proceeds of RMB5.5 billion from an offering of US$862.5 million in aggregate principal amount of our 0.25% convertible senior notes due 2028, and (iii) net proceeds of RMB170.3 million from the borrowings comprised of secured borrowings and credit guaranteed borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include the cash needs in our business operations and capital expenditures.

Capital Expenditures

Our capital expenditures were RMB4.0 billion, RMB5.1 billion and RMB6.5 billion (US$916.5 million) in 2021, 2022, and 2023, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We plan to continue to incur capital expenditures in the future to meet our business growth.

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

See “Item 4. Information on the Company—B. Business Overview—Research and Development” And “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	42	Chairman and Chief Executive Officer
Tie Li	46	Director and Chief Financial Officer
Donghui Ma	49	Director and President
Yan Xie	45	Chief Technology Officer
Xing Wang	45	Director
Zheng Fan	45	Independent Director
Hongqiang Zhao	47	Independent Director
Xing Xiao	53	Independent Director
Zhenyu Jiang	50	Independent Director

Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li is also the founder of Autohome Inc. (NYSE: ATHM; HKEX stock code: 2518), and served as its president from 1999 to June 2015. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO; HKEX stock code: 9866). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (Shenzhen Stock Exchange stock code: 002405) from May 2017 to December 2021, and is also on the board of directors of several private companies.

Tie Li has served as our director and chief financial officer since July 2016. Prior to joining us, Mr. Li worked at Autohome Inc. from March 2008 to June 2016 with his last position as a vice president of Autohome Inc. Before joining Autohome Inc., Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as an independent non-executive director of Gushengtang Holdings Limited (HKEX stock code: 2273) since November 2021. Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor’s degree in accounting and master’s degree in management from Tsinghua University in July 1999 and June 2002, respectively.

Donghui Ma has served as our director and president since January 2023. Mr. Ma served as our chief engineer from September 2015 to December 2022, in charge of the research and development. Mr. Ma worked as the dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1995 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

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

Xing Wang has served as our director since July 2019 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for services in China which was listed on the Main Board of the Stock Exchange in September 2018. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China’s first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Zheng Fan has served as our independent director since October 2020 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Prior to joining us, Mr. Fan served as a co-founder and a vice president of Autohome Inc. from June 1999 to October 2016. Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

Hongqiang Zhao has served as our independent director since July 2020 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Zhao has served as an independent non-executive director of YSB Inc. (HKEX stock code: 9885) since June 2023, and an independent non-executive director of Beisen Holding Limited (HKEX stock code: 9669) since March 2023. Mr. Zhao also has served as an independent non-executive director of Gogox Holdings Limited (HKEX stock code: 2246) since August 2021 and an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company, since May 2018. Mr. Zhao served as an executive director and the chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, from June 2018 to May 2023. Previously, Mr. Zhao served as the chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at PCAOB, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with his last position as an audit manager. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Zhenyu Jiang has served as an independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Jiang has more than 14 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively, where he is also responsible for risk management and internal control. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020, where he was also responsible for risk management and internal control. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

Xing Xiao has served as our independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Prof. Xiao is a professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, and University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019 and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao served as an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022, and an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to November 2021. Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

B.	Compensation

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB20.7 million (approximately US$2.9 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2019 Share Incentive Plan

In July 2019, our board of directors and members approved the 2019 Plan to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business. As of March 15, 2024, the maximum aggregate number of Class A ordinary shares which may be issued under the 2019 Plan is 141,083,452. As of March 15, 2024, awards to purchase 80,833,864 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant. In the case of an option granted to an employee who, immediately prior to the time the option is granted, owns stock representing more than 10% of the voting power of all classes of our stock or any parent or subsidiary of us, the term of option shall be no longer than five years from the date of grant.

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

On June 15, 2023, we granted an aggregate of 20,627,800 restricted share units pursuant to the 2019 Plan to one director and 1,709 employees. On December 15, 2023, we granted an aggregate of 14,153,650 restricted share units pursuant to the 2019 Plan to 1,157 employees.

The following table summarizes, as of March 15, 2024, the options and restricted share units granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	10,000,000	0.10	12/1/2019	11/1/2025
	600,000	0.10	6/15/2023	N/A
Tie Li	10,000,000	0.10	12/1/2019	12/31/2026
Total	20,600,000

As of March 15, 2024, other employees as a group held awards to purchase 62,425,278 Class A ordinary shares of our company, with an average weighted exercise price of US$0.10 per share.

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

As of March 15, 2024, awards to purchase 37,400,946 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

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

The following table summarizes, as of March 15, 2024, the options and restricted share units granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	1,000,000	0.10	1/1/2021	1/1/2031
Tie Li	2,000,000	0.10	1/1/2022	N/A
Yan Xie	1,000,000	0.10	1/1/2023	N/A
Total	4,000,000

As of March 15, 2024, other employees as a group held awards to purchase 34,398,084 Class A ordinary shares of our company, with an average weighted exercise price of US$0.10 per share.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

Exercise of options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

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

On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares to Mr. Xiang Li, our chairman and chief executive officer. The exercise price of the options was US$14.63 per share, or US$29.26 per ADS, which was equal to the average closing price for our ADSs, as reported by the Nasdaq Global Select Market, of the thirty trading days immediately prior to the grant date adjusted for the ADS-to-ordinary-share ratio. The date of expiration for this grant is March 8, 2031.

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

On May 5, 2021, our board of directors approved to replace such options with the same number of restricted Class B ordinary shares under the same plan, all of which were vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

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

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao. Hongqiang Zhao is the chairman of our audit committee. We have determined that Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that Hongqiang Zhao qualifies as an “audit committee financial expert.” The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules, except for the terms of reference required by paragraph D.3.3 and D.3.7 of the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is primarily responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors;
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
•	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Compensation Committee. Our compensation committee consists of Hongqiang Zhao, Xiang Li, and Zhenyu Jiang. Hongqiang Zhao is the chairman of our compensation committee. We have determined that Hongqiang Zhao and Zhenyu Jiang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code, except for the terms of reference required by paragraph E.1.2 of the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is primarily responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements;
•	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
•	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenyu Jiang, Hongqiang Zhao and Xing Xiao. Zhenyu Jiang is the chairman of our nominating and corporate governance committee. We have determined that Zhenyu Jiang, Hongqiang Zhao, and Xing Xiao satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is also in compliance with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules and with the requirements regarding corporate governance committees under Chapter 8A of the Hong Kong Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is primarily responsible for, among other things:

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

•	assuming other duties and responsibilities as required under the Nasdaq Stock Market Rules and the Hong Kong Listing Rules.

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

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution approving the appointment, election or removal of any Independent Non-executive Director (as defined in our sixth amended and restated memorandum and articles of association). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until the first annual general meeting of our company after his appointment and will then be eligible for re-election at that meeting. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. At every annual general meeting of our company, the Independent Non-Executive Directors for the time being will retire from office by rotation provided that every Independent Non-Executive Director (including those appointed for a specific term) will be subject to retirement by rotation at least once every three years. A retiring Independent Non-Executive Director will retain office until the close of the meeting at which he retires and will be eligible for re-election thereat. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind.; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of February 28, 2023				As of March 31, 2024
Total Number of Directors	8				8
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7	N/A	N/A	1	7	N/A	N/A
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQ+	—				—

D.	Employees

As of December 31, 2021, 2022, and 2023, we had 11,901, 19,396 and 31,591 employees, respectively. Substantially all of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2023.

	Number of
Function	Employees	Percentage
Research and Development	6,726	21.3%
Production	9,551	30.2%
Sales	12,340	39.1%
General and Administrative	2,974	9.4%
Total	31,591	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 15, 2024 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,740,857,298 Class A ordinary shares (excluding the 25,350,890 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares issued and outstanding as of March 15, 2024.

			Percentage of
	Class A	Class B	Beneficial	Percentage of
	Ordinary Shares	Ordinary Shares	Ownership†	Voting Power††
Directors and Executive Officers:*
Xiang Li(1)	108,557,400	355,812,080	22.1%	69.2	%(2)
Tie Li(3)	24,373,299	—	1.2%	0.5%
Donghui Ma(4)	8,701,906	—	0.4%	0.2%
Yan Xie	*	—	*	*
Xing Wang(5)	384,372,877	—	18.3%	7.3%
Zheng Fan(6)	83,078,960	—	4.0%	1.6%
Hongqiang Zhao	—	—	—	—
Xing Xiao	—	—	—	—
Zhenyu Jiang	—	—	—	—
All directors and executive officers as a group	609,187,430	355,812,080	45.6%	78.4%
Principal Shareholders:
Amp Lee Ltd.(1)	108,557,400	355,812,080	22.1%	69.2	%(2)
Zijin Global Inc.(5)	126,201,276	—	6.0%	2.4%
Inspired Elite Investments Limited(7)	258,171,601	—	12.3%	4.9%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of March 15, 2024.
**

Except for Xing Wang, Hongqiang Zhao, Zhenyu Jiang, and Xing Xiao, the business address of our directors and executive officers is 11 Wenliang Street Shunyi District, Beijing 101399, People’s Republic of China. The business address of Mr. Xing Wang is Block B&C, No.4 Wang Jing East Road, Chaoyang District, Beijing, China. The business address of Mr. Hongqiang Zhao is No. 10 Furong Street, Block A, Chaoyang District, Beijing, China. The business address of Mr. Zhenyu Jiang is Floor 1, Building 14, No. 36, Chuangyuan Road, Chaolai High-Technology Industry Zone, Chaoyang District, Beijing, China. The business address of Prof. Xing Xiao is School of Economics and Management, Tshinghua University, 30 Shuangqing Road, Haidian District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 15, 2024. The total number of ordinary shares outstanding as of March 15, 2024 is 2,096,669,378, being the sum of 1,740,857,298 Class A ordinary shares (excluding the 25,350,890 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares.

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

(1)

Represents (i) 355,812,080 Class B ordinary shares held by Amp Lee Ltd. and (ii) 108,557,400 Class A ordinary shares held by Amp Lee Ltd. converted from Class B ordinary shares acquired pursuant to the 2021 Plan on May 5, 2021. Mr. Xiang Li has undertaken and covenanted that the 108,557,400 Class A ordinary shares are subject to certain restrictions on, among others, transfer, voting, and receiving dividends. The restrictions may be released in tranches when certain performance-based conditions are met and an award premium for each share is paid. Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Xiang Li (as the settlor) for the benefit of Mr. Xiang Li and his family. The registered address of Amp Lee Ltd. is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(2)

The shares Mr. Xiang Li, through Amp Lee Ltd., beneficially own represent 69.2% of the aggregate voting power of our total issued and outstanding ordinary shares assuming all the performance-based conditions are met and the award premium is fully paid in respect of the CEO Award Shares, or 67.1% of the aggregate voting power of our total issued and outstanding ordinary shares assuming none of the performance-based conditions are met and no award premium is fully paid in respect of the CEO Award Shares.

(3)

Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 10,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options or vesting or RSUs within 60 days as of March 15, 2024. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(4)

Represents 101,906 Class A ordinary shares (in the form of ADSs) held by Mr. Donghui Ma and 8,600,000 Class A ordinary shares that Mr. Donghui Ma may purchase upon exercise of options or vesting or RSUs within 60 days as of March 15, 2024.

(5)

Represents 126,201,276 Class A ordinary shares (including in the form of ADSs) held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(6)

Represents (i) 77,978,960 Class A ordinary shares held by Rainbow Six Limited and (ii) 5,100,000 Class A ordinary shares held by Kingpin Global Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. Kingpin Global Limited is a company incorporated in the British Virgin Islands and wholly owned by Mr. Zheng Fan. The registered address of Rainbow Six Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The registered address of Kingpin Global Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

(7)	Represents 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited.

To our knowledge and based on our review of our register of shareholders as of March 15, 2024, 397,519,148 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, were held of record by one holder that reside in the United States, being Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Contractual Arrangements with the VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement

We entered into an amended and restated shareholders agreement on July 1, 2020 with our shareholders, which consist of holders of ordinary shares and preferred shares. The amended and restated shareholders agreement provides for certain shareholders’ rights, including preemptive rights, participation rights, rights of first refusal and co-sale rights, information and inspection rights, drag along rights, redemption rights, liquidation rights and anti-dilution co-investment preferences and contains provisions governing our board of directors and other corporate governance matters. Other than the registration rights discussed below, the special rights and corporate governance provisions in the amended and restated shareholders agreement automatically terminated upon the completion of our initial public offering.

Set forth below is a description of the registration rights granted under the shareholders agreement.

Demand Registration Rights.  Holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all such holders may request in writing that we effect a registration of at least twenty-five percent (25%) of the registrable securities. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six (6)-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective. Further, if the registrable securities are offered by means of an underwritten offering and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included. These demand registration rights will terminate on the earlier of (i) August 3, 2025, or (ii) with respect to any holder of registrable securities, the date on which such holder may sell all of such holder’s registrable securities under Rule 144 of the Securities Act in any 90-day period. The demand registration rights already were terminated. See “—Termination of Obligations” below.

Registration on Form F-3 or Form S-3.  Holders of at least twenty-five percent (25%) of the voting power of the then outstanding registrable securities held by all holders may request our company to effect a registration on Form F-3 or Form S-3 if we qualify for registration on such forms. We have a right to defer filing of a registration statement for the period during which such filing would be materially detrimental to us or our members on the condition that we furnish to the holders requesting registration a certificate signed by our chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed in the near future. However, we cannot exercise the deferral right more than once during any six-month period and cannot register any other securities during such period. We are obligated to effect no more than two (2) demand registrations that have been declared effective within any twelve (12)-month period. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may exclude up to seventy percent (70%) of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering and on the condition that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included. We currently have an effective registration statement on Form F-3. The Form F-3 or Form S-3 registration rights already were terminated. See “—Termination of Obligations” below.

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

Investor Rights Agreement

We entered into an investor rights agreement with Inspired Elite Investments Limited, a wholly owned subsidiary of Meituan, on July 9, 2020. Most of the special rights under the investor rights agreement were terminated upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. Inspired Elite Investments Limited and any other subsidiary of Meituan retain a right of first refusal in any transaction where we intend to effect a change of control of our company until such time as Inspired Elite Investments Limited and any other subsidiary of Meituan cease to beneficially own, in aggregate, at least 129,085,800 Class A ordinary shares.

Other Transactions with Related Parties

Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB12.2 million and RMB0.3 million for the years ended December 31, 2021 and 2022, respectively, (ii) purchase of materials, amounting to RMB31.7 million and RMB73 thousand for the years ended December 31, 2021 and 2022, respectively, (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB7.1 million, RMB5.9 million as of December 31, 2021 and 2022, respectively, and (iv) amounts due from Beijing Yihang Intelligent Technology Co., Ltd. of RMB334 thousand and nil as of December 31, 2021 and 2022, respectively.

Our transactions with Suzhou Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB3.8 million and nil for the years ended December 31, 2021 and 2022, respectively.

Our transactions with Neolix Technologies Co., Ltd., an affiliate, included (i) amounts due from Neolix Technologies Co., Ltd. of RMB0.7 million and RMB0.7 million as of December 31, 2021 and 2022, respectively.

Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included (i) amounts due to Airx (Beijing) Technology Co., Ltd. of RMB23 thousand and RMB23 thousand as of December 31, 2021 and 2022, respectively.

The transactions amount with these related parties were not material for the year ended December 31, 2023.

Our transactions with Meituan, a company controlled by one of our principal shareholders, included (i) purchase of food delivery service, amounting to RMB1.0 million, RMB6.7 million, and RMB21.9 million (US$3.1 million) for the years ended December 31, 2021, 2022, and 2023, respectively, and (ii) amounts due to Meituan of RMB330 thousand, RMB1.2 million, and RMB9.0 million (US$1.3 million) as of December 31, 2021, 2022, and 2023, respectively.

Our transactions with Changzhou Huixiang New Energy Auto Parts Co., Ltd., which was an affiliate and became a subsidiary of our company after October 2022, included (i) initial investment due to Changzhou Huixiang, amounting to RMB30 million and nil for the years ended December 31, 2021 and 2022, respectively, and (ii) purchase of materials, amounting to nil and RMB0.8 million for the years ended December 31, 2021 and 2022, respectively.

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

Our sixth amended and restated memorandum and articles of association took effect on May 31, 2023. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

Registered Office and Objects

Pursuant to Article 2 of our sixth amended and restated memorandum of association, our registered office is at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other location within the Cayman Islands as our directors may from time to time determine. Pursuant to Article 3 of our sixth amended and restated memorandum of association, the objects for which our company is established are unrestricted and our company shall have full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

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

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Class B ordinary shares shall only be held by the Founder (as defined in our sixth amended and restated memorandum and articles of association) or a Director Holding Vehicle (as defined in our sixth amended and restated memorandum and articles of association). Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (a) the death of the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the death of the Founder); (b) the holder of such Class B ordinary share ceasing to be a Director or a Director Holding Vehicle for any reason; (c) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a Director; (d) the holder of such Class B ordinary share (or, where the holder is a Director Holding Vehicle, the Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules; or (e) any direct or indirect sale, transfer, assignment, or disposition of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B Ordinary Share through voting proxy or otherwise to any person, including by reason that a Director Holding Vehicle no longer complies with Rule 8A.18(2) of the Listing Rules (in which case our company and the Founder or the Director Holding Vehicle must notify the Hong Kong Stock Exchange as soon as practicable with details of the non-compliance), other than a transfer of the legal title to such Class B ordinary share by the Founder to a Director Holding Vehicle wholly-owned and wholly controlled by him, or by a Director Holding Vehicle to the Founder or another Director Holding Vehicle wholly-owned and wholly controlled by the Founder. All of the Class B ordinary shares in the authorized share capital shall be automatically re-designated into Class A ordinary shares in the event that none of the holders of Class B ordinary shares at the time of our company’s initial listing on the Hong Kong Stock Exchange hold any Class B ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our sixth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to ten votes per share on all matters subject to vote at our general meetings, except that each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution on any of the following matters: (a) any amendment to the memorandum and articles of association, including the variation of the rights attached to any class of shares; (b) the appointment, election or removal of any independent non-executive director; (c) the appointment or removal of the auditors; or (d) the voluntary liquidation or winding-up of our company. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll.

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

General Meetings of Shareholders. The Company shall hold a general meeting as its annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be held at such time and place as may be determined by the directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our sixth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-tenth of the voting rights of our company, on a one vote per share basis, that as at the date of the deposit carry the right to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our sixth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Fully paid shares shall be free from any restriction on the right of transfer and shall also be free from all liens. Our board of directors may also decline to register any transfer of any ordinary share unless:

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
•

a fee of such maximum sum as Nasdaq Global Select Market may determine to be payable, and for so long as the shares are listed on the Hong Kong Stock Exchange, that transfers and other documents relating to or affecting the title to any registered securities shall be registered and where any fee or fees is/are charged, such fee or fees shall not exceed the maximum fees prescribed by The Stock Exchange of Hong Kong Limited from time to time in the Listing Rules, is paid to our company in respect thereof.

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

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of three-fourths of the voting rights of the issued shares of that class or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our sixth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Subject to compliance with the Hong Kong Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs, and on the conditions that (a) no new class of shares with voting rights superior to those of Class A ordinary shares will be created; and (b) any variations in the relative rights as between the different classes will not result in the creation of new class of shares with voting rights superior to those of Class A ordinary shares, our sixth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges, and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we intend to provide our shareholders with annual audited financial statements. Any register of members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the directors may impose) be open to inspection by a shareholder without charge and any other person on payment of a fee of such amount not exceeding the maximum amount as may from time to time be permitted under the Listing Rules as the directors may determine for each inspection,

Anti-Takeover Provisions. Some provisions of our sixth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our sixth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is incorporated in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Foreign Exchange.”

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

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued a circular which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that Li Auto Inc. is not a PRC resident enterprise for PRC tax purposes. Li Auto Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that Li Auto Inc. meets all of the conditions above. Li Auto Inc. is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. tax, Medicare tax, non-income tax (such as U.S. federal estate or gift tax) and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

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

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2023 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on the Nasdaq Global Select Market, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “—PRC Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our Class A ordinary shares, regardless of whether such shares are represented by the ADSs, would be eligible for the reduced rates of taxation described in the preceding paragraph. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or Class A ordinary shares.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the United States-PRC income tax treaty. Pursuant to recently issued Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the treaty and the potential impact of the recently issued Treasury Regulations.

Passive Foreign Investment Company Rules

As discussed above, we do not believe that we were a PFIC for the taxable year ended December 31, 2023, and we do not expect to be classified as a PFIC for our current taxable year or the foreseeable future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, (each, a “pre-PFIC year”) will be taxable as ordinary income;

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at http://www.sec.gov.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

We intend to electronically submit the annual report for the fiscal year ended December 31, 2023 published pursuant to the Hong Kong Listing Rules as an exhibit to a current report on Form 6-K via EDGAR to be furnished on the same date hereof.

Enforceability of Civil Liabilities

We are an exempted company incorporated under the laws of the Cayman Islands, while we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and all our senior executive officers are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other jurisdictions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.

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

Foreign Exchange Risk

Our expenditures are mainly denominated in Renminbi and, therefore, we are exposed to risks relating to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits, and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, and time deposits and short-term investments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate. The value of your investment in our Class A ordinary shares and the ADSs will be affected by the exchange rate between U.S. dollars and Renminbi because the value of our business is effectively denominated in Renminbi, while our Class A ordinary shares and the ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against U.S. dollars, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

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

Fees and Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered and the principal executive office of the depositary are both located at 60 Wall Street, New York, New York 10005, United States.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We did not receive any reimbursement from the depository in 2023.

Conversion Between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

•	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
•	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
•	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
•	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
•	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
•	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
•

brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and

•

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

Conversion between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, which we refer to as the Hong Kong share register and is maintained by our Hong Kong share registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, which we refer to as the Cayman share register, is maintained by our principal share registrar, Maples Fund Services (Cayman) Limited in the Cayman Islands.

All Class A ordinary shares offered in connection with our listing in Hong Kong are registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register are able to exchange these Class A ordinary shares into ADSs, and vice versa.

In connection with our listing in Hong Kong, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between the Nasdaq Global Select Market and the Hong Kong Stock Exchange, we have moved a portion of our issued Class A ordinary shares from our Cayman share register to our Hong Kong share register.

Converting Class A Ordinary Shares Trading in Hong Kong into ADSs

An investor who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the Nasdaq Global Select Market must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, Deutsche Bank AG, Hong Kong Branch, in exchange for ADSs.

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

Not applicable.

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

ITEM 16B.CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries, whether they work for us on a full-time, part-time, consultative, or temporary basis. In addition, we expect those who do business with us, such as consultants, suppliers and collaborators, to also adhere to the principles outlined in the code of ethics. Certain provisions of the code of ethics apply specifically to our chief executive officer, chief financial officer, senior finance officer, controller, vice presidents and any other persons who perform similar functions for us. We have filed our currently effective code of business conduct and ethics as an exhibit to our annual report on Form 20-F, and posted the code on our investor relations website at https://ir.lixiang.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated. We did not incurr any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	18,758	22,480	3,166
All other fees(2)	13	2,012	283

Notes:

(1)	“Audit fees” represent the aggregate fees billed or to be billed for each of the fiscal years listed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of quarterly financial information, including the audit fees relating to our at-the-market equity offering program in 2023.
(2)	“All other fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under “Audit fees.”

The policy of our audit committee is to pre-approve all audit and other service provided by our principal accountant, including applicable audit services, audit-related services, tax services, and other services as described above, other than those for de minimis services which are approved by the Audit Committee prior to the completion of the audit.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying, and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. We also have integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a dynamic and multi-layered cybersecurity defense system to effectively mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal and external evaluations of our security measures, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our application, platforms, and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

We do not engage any assessors, consultants, or other third parties in connection with the processes for assessing, identifying, and managing material risks from cybersecurity threats. As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, financial condition, or results of operations.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors will (i) maintain oversight of the disclosure relating to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters.

At management level, our chief executive officer, chief financial officer, and an employee in charge of cybersecurity matters who has over eight years of experience in leading the security engineering team in large technology companies and extensive knowledge and skills in security risk management, are responsible for assessing, identifying, and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. They report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III.

ITEM 17.FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of Li Auto Inc. are included at the end of this annual report.

ITEM 19.EXHIBITS

Exhibit Number	Document

1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39407), furnished with the Securities and Exchange Commission on June 1,2023)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.3

Deposit Agreement, dated July 29, 2020, by and among the Registrant, the depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-251066), as amended, initially filed with the Securities and Exchange Commission on December 2, 2020)

2.4

Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 1, 2020 (incorporated herein by reference to Exhibit 4.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

2.5

Amendment to Amended and Restated Shareholders Agreement between the Registrant and other parties thereto, dated July 22, 2020 (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

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

4.8*	English translation of Equity Pledge Agreement between the shareholders of Beijing CHJ and Wheels Technology, dated July 3, 2023
4.9*	English translation of Exclusive Consultation and Service Agreement between Beijing CHJ and Wheels Technology, dated July 3, 2023
4.10*	English translation of Equity Option Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated July 3, 2023
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

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1*	Clawback Policy of the Registrant
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Auto Inc.

	By:	/s/ Xiang Li
		Name:	Xiang Li
		Title:	Chairman and Chief Executive Officer

Date: April 12, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework (2013) issued by the COSO.

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

Accrual of product warranties

As described in Note 2(p) to the consolidated financial statements, the Company provides product warranties on all new vehicles based on the contracts with its customers at the time of sale of such vehicles. As of December 31, 2023, the accrued warranty liability balance was RMB3,251.1 million. A warranty provision is accrued for vehicles sold, by considering the expected unit costs for warranty services, which includes the management’s estimates of the projected costs to repair or replace items under warranties. These estimates are based on estimates of the nature, frequency and average costs of future claims.

The principal considerations for our determination that performing procedures relating to the accrual of product warranties is a critical audit matter are the significant judgment by management in determining the accrual of product warranties; this in turn led to significant auditor judgment, subjectivity, and effort in designing and performing procedures related to evaluating the reasonableness of management’s estimates of the nature, frequency and average costs of future claims; and the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the accrual of product warranties, including controls over management’s estimates of the nature, frequency and average costs of future claims as well as the completeness and accuracy of actual claims incurred to date. These procedures also included, among others, testing management’s process for determining the accrual of product warranties by (a) evaluating the appropriateness of the model applied by management for the accrual of warranty liabilities; (b) evaluating the reasonableness of the significant assumptions related to the nature, frequency and average costs of future claims, considering current and past experience, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; and (c) testing the completeness, accuracy and relevance of management’s data related to the actual claims incurred to date and whether such data was appropriately considered by management in the estimation of future claims. Professionals with specialized skill and knowledge were used to assist in developing an independent estimate of the accrual of warranty liabilities.

/s/PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 12, 2024

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2022	2023	2023
		RMB	RMB	US$
				Note 2(e)
	Notes
ASSETS
Current assets:
Cash and cash equivalents		38,478,016	91,329,030	12,863,425
Restricted cash		1,940,142	479	67
Time deposits and short‑term investments	6	18,031,395	11,933,255	1,680,764
Trade receivable, net of allowance for credit losses of RMB327 and RMB285 as of December 31, 2022 and December 31, 2023, respectively	7	48,381	143,523	20,215
Inventories	8	6,804,693	6,871,979	967,898
Prepayments and other current assets, net of allowance for credit losses of RMB4,427 and RMB3,076 as of December 31, 2022 and December 31, 2023, respectively		1,689,860	4,247,318	598,222
Total current assets		66,992,487	114,525,584	16,130,591
Non‑current assets:
Long‑term investments	13	1,484,491	1,595,376	224,704
Property, plant and equipment, net	9	11,187,898	15,745,018	2,217,639
Operating lease right‑of‑use assets, net	11	3,538,911	5,939,230	836,523
Intangible assets, net	10	832,620	864,180	121,717
Goodwill		5,484	5,484	772
Deferred tax assets	23	74,767	1,990,245	280,320
Other non‑current assets, net of allowance for credit losses of RMB4,572 and RMB4,886 as of December 31, 2022 and December 31, 2023, respectively	12	2,421,293	2,802,354	394,704
Total non‑current assets		19,545,464	28,941,887	4,076,379
Total assets		86,537,951	143,467,471	20,206,970
LIABILITIES
Current liabilities:
Short‑term borrowings	14	390,750	6,975,399	982,464
Trade and notes payable	15	20,024,329	51,870,097	7,305,750
Amounts due to related parties	26	7,190	10,607	1,494
Deferred revenue, current	19	569,234	1,525,543	214,868
Operating lease liabilities, current	11	696,454	1,146,437	161,472
Accruals and other current liabilities	16	5,684,644	11,214,626	1,579,547
Total current liabilities		27,372,601	72,742,709	10,245,595
Non‑current liabilities:
Long-term borrowings	14	9,230,807	1,747,070	246,070
Deferred revenue, non‑current	19	581,598	812,218	114,399
Operating lease liabilities, non‑current	11	1,946,367	3,677,961	518,030
Deferred tax liabilities	23	77,809	200,877	28,293
Other non‑current liabilities	17	2,142,462	3,711,414	522,742
Total non‑current liabilities		13,979,043	10,149,540	1,429,534
Total liabilities		41,351,644	82,892,249	11,675,129
Commitments and contingencies (Note 25)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (Continued)

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2022	2023	2023
		RMB	RMB	US$
				Note 2(e)
	Notes
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	20
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,728,765,894 shares issued and 1,598,541,812 shares outstanding as of December 31, 2022 and 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,629,850,850 shares outstanding as of December 31, 2023)		1,188	1,215	171
Class B Ordinary Shares	20
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2022 and 2023)		235	235	33
Treasury shares		(84)	(90)	(13)
Additional paid‑in capital		53,869,322	57,479,857	8,095,869
Accumulated other comprehensive loss		(194,110)	(224,876)	(31,673)
Statutory reserves	27	—	444,585	62,618
(Accumulated deficit)/ Retained earnings		(8,817,850)	2,441,698	343,906
Total Li Auto Inc. shareholders’ equity		44,858,701	60,142,624	8,470,911
Noncontrolling interests		327,606	432,598	60,930
Total shareholders’ equity		45,186,307	60,575,222	8,531,841
Total liabilities and shareholders’ equity		86,537,951	143,467,471	20,206,970

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2021	2022	2023	2023
		RMB	RMB	RMB	US$
					Note 2(e)
	Notes
Revenues:
Vehicle sales	18	26,128,469	44,106,434	120,294,667	16,943,150
Other sales and services	18	881,310	1,180,382	3,556,665	500,946
Total revenues		27,009,779	45,286,816	123,851,332	17,444,096
Cost of sales:
Vehicle sales		(20,755,578)	(35,688,343)	(94,482,347)	(13,307,560)
Other sales and services		(492,747)	(808,017)	(1,872,234)	(263,699)
Total cost of sales		(21,248,325)	(36,496,360)	(96,354,581)	(13,571,259)
Gross profit		5,761,454	8,790,456	27,496,751	3,872,837
Operating expenses:
Research and development		(3,286,389)	(6,780,032)	(10,586,129)	(1,491,025)
Selling, general and administrative		(3,492,385)	(5,665,301)	(9,767,955)	(1,375,788)
Other operating income, net		—	—	264,210	37,213
Total operating expenses		(6,778,774)	(12,445,333)	(20,089,874)	(2,829,600)
(Loss)/Income from operations		(1,017,320)	(3,654,877)	7,406,877	1,043,237
Other (expense)/income:
Interest expense		(63,244)	(106,340)	(86,251)	(12,148)
Interest income and investment income, net		740,432	976,229	2,082,948	293,377
Others, net		187,320	625,633	1,048,189	147,634
(Loss)/Income before income tax		(152,812)	(2,159,355)	10,451,763	1,472,100
Income tax (expense)/benefit	23	(168,643)	127,007	1,357,362	191,180
Net (loss)/income		(321,455)	(2,032,348)	11,809,125	1,663,280
Less: Net (loss)/income attributable to noncontrolling interests		—	(20,133)	104,992	14,788
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(321,455)	(2,012,215)	11,704,133	1,648,492
Weighted average number of ordinary shares used in computing net (loss)/earnings per share	21
Basic		1,853,320,448	1,941,230,998	1,967,863,759	1,967,863,759
Diluted		1,853,320,448	1,941,230,998	2,115,376,392	2,115,376,392
Net (loss)/earnings per share attributable to ordinary shareholders	21
Basic		(0.17)	(1.04)	5.95	0.84
Diluted		(0.17)	(1.04)	5.55	0.78
Net (loss)/income		(321,455)	(2,032,348)	11,809,125	1,663,280
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax		(516,687)	1,327,761	(30,766)	(4,333)
Total other comprehensive (loss)/income		(516,687)	1,327,761	(30,766)	(4,333)
Total comprehensive (loss)/income		(838,142)	(704,587)	11,778,359	1,658,947
Less: Net (loss)/income attributable to noncontrolling interests		—	(20,133)	104,992	14,788
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(838,142)	(684,454)	11,673,367	1,644,159

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		Total
	Number		Number				Paid‑in	Comprehensive	Accumulated	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Deficit	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2021	1,453,476,230	1,010	355,812,080	235	—	—	37,289,761	(1,005,184)	(6,482,225)	29,803,597
Cumulative effect of adoption of credit loss guidance	—	—	—	—	—	—	—	—	(1,955)	(1,955)
Issuance of ordinary shares as treasury shares	34,000,000	22	—	—	(34,000,000)	(22)	—	—	—	—
Issuance of ordinary shares for granting Award Shares to CEO	108,557,400	70	—	—	(108,557,400)	(70)	70	—	—	70
Share issuance upon the Hong Kong public offering ("HK IPO"), net of issuance costs	113,869,700	74	—	—	—	—	10,995,213	—	—	10,995,287
Exercise of share options	—	—	—	—	6,404,416	3	4,086	—	—	4,089
Share-based compensation	—	—	—	—	—	—	1,101,356	—	—	1,101,356
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(516,687)	—	(516,687)
Net loss	—	—	—	—	—	—	—	—	(321,455)	(321,455)
Balance as of December 31, 2021	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	41,064,302

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

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated		(Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		Deficit) /		Total
	Number		Number				Paid‑in	Comprehensive	Statutory	Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	Shares	Amount	Capital	Loss	Reserves	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	—	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	—	—	—	—	23,166,744	15	16,288	—	—	—	—	16,303
Share-based compensation	—	—	—	—	—	—	2,378,689	—	—	—	—	2,378,689
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(30,766)	—	—	—	(30,766)
Issuance of ordinary shares as treasury shares	29,300,000	21	—	—	(29,300,000)	(21)	—	—	—	—	—	—
Share issuance upon the ATM Offering	8,142,294	6	—	—	—	—	1,215,558	—	—	—	—	1,215,564
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	444,585	(444,585)	—	—
Net Income	—	—	—	—	—	—	—	—	—	11,704,133	104,992	11,809,125
Balance as of December 31, 2023	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(321,455)	(2,032,348)	11,809,125	1,663,280
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	590,397	1,213,855	1,805,001	254,229
Share-based compensation expenses	1,101,356	2,053,165	2,378,689	335,031
Foreign exchange loss	46,593	2,887	14,893	2,098
Interest and investment loss/(income)	13,797	9,438	(255,456)	(35,980)
Interest expense	60,628	29,627	18,470	2,601
Share of loss of equity method investees	83	10,449	9,527	1,342
Impairment loss related to property, plant and equipment	27,388	—	—	—
Inventory write-downs and losses on purchase commitments relating to inventory and loss on inventory obsolescence	62,031	1,127,332	236,740	33,344
Allowance for credit losses	6,415	2,910	(1,079)	(152)
Deferred income tax, net	168,643	(128,338)	(1,803,587)	(254,030)
Loss/(Gain) on disposal of property, plant and equipment	19,843	55,880	(130,978)	(18,448)
Changes in operating assets and liabilities:
Prepayments and other current assets	(99,421)	(1,172,064)	(2,369,287)	(333,704)
Inventories	(611,557)	(5,920,182)	(1,247,945)	(175,769)
Operating lease right‑of‑use assets	(675,322)	(766,681)	(2,161,408)	(304,428)
Operating lease liabilities	695,940	799,750	2,181,577	307,269
Other non-current assets	(633,307)	(745,320)	363,724	51,229
Trade receivable	(5,459)	72,211	(95,100)	(13,394)
Deferred revenue	287,577	5,020	1,186,929	167,175
Trade and notes payable	6,162,009	10,593,584	31,845,612	4,485,361
Amounts due to related parties	(11,751)	(30,266)	3,417	481
Accruals and other current liabilities	932,119	1,166,947	5,285,964	744,512
Other non‑current liabilities	523,838	1,032,410	1,618,693	227,986
Net cash provided by operating activities	8,340,385	7,380,266	50,693,521	7,140,033
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(3,444,573)	(5,127,899)	(6,507,190)	(916,520)
Disposal of property, plant and equipment	38	4,528	284,000	40,001
Purchase of long‑term investments	—	(713,775)	(198,213)	(27,918)
Placement of time deposits	(1,308,296)	(679,486)	(19,107,879)	(2,691,288)
Redemption of time deposits	1,630,773	514,242	9,201,713	1,296,034
Placement of short‑term investments	(220,850,351)	(58,268,079)	(14,820,000)	(2,087,353)
Redemption of short‑term investments	220,345,863	59,953,714	31,135,501	4,385,344
Placement of long-term financial instruments	—	(50,000)	—	—
Cash paid related to purchase of Changzhou Manufacturing Base Phase I and Phase II through acquisition of Changzhou Chehejin Standard Factory Construction Co., Ltd. (“Changzhou Chehejin”), net of cash acquired	(563,118)	—	—	—
Cash paid related to the acquisition of Chongqing Zhizao Automobile Co., Ltd. (“Chongqing Zhizao”), net of cash acquired	(67,580)	—	—	—
Acquisition of Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”), net of cash acquired (Note 5)	—	2,094	—	—
Net cash used in investing activities	(4,257,244)	(4,364,661)	(12,068)	(1,700)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance through the ATM Offering, net of issuance cost	—	2,462,300	1,174,319	165,399
Proceeds from exercise of share options and vesting of RSUs	1,139	6,728	11,953	1,684
Proceeds from borrowings	600,000	3,741,482	1,750,194	246,510
Repayment of borrowings	—	(661,118)	(2,751,081)	(387,482)
Repayment of unsecured corporate loan	(429,692)	—	—	—
Proceeds from issuance of convertible debt	5,533,238	—	—	—
Capital injection from noncontrolling interest	—	90,000	—	—
Proceeds from HK IPO, net of issuance cost	11,004,778	—	—	—
Proceeds from issuance of ordinary shares	70	—	—	—
Net cash provided by financing activities	16,709,533	5,639,392	185,385	26,111
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(472,129)	1,270,097	44,513	6,270
Net increase in cash, cash equivalents and restricted cash	20,320,545	9,925,094	50,911,351	7,170,714
Cash, cash equivalents and restricted cash at beginning of the year	10,172,519	30,493,064	40,418,158	5,692,778
Cash, cash equivalents and restricted cash at end of the year	30,493,064	40,418,158	91,329,509	12,863,492
Supplemental schedule of non‑cash investing and financing activities
Payable related to acquisition of Chongqing Zhizao	(2,000)	—	—	—
Property, plant and equipment and other assets related to capital injection by noncontrolling interest shareholders	—	228,668	—	—
Supplemental Disclosures
Cash paid for interest, net of amounts capitalized	(10,173)	(87,935)	(41,469)	(5,841)
Cash paid for income tax	—	(1,331)	(58,645)	(8,260)

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

(b)History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEX”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps were as follows:

●	In accordance with the requirements under the Listing Decision LD43-3 of HKEX to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations. Please refer to Note 1 (b) (i).
●	In April 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. ( “Beijing CHJ”) and one of the subsidiaries of Leading Ideal HK Limited (“Leading Ideal HK”) each held 50% equity interest of Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”) which was previously a wholly owned subsidiary of Beijing CHJ.

The transactions relating to the 2021 Reorganization were accounted for as common control transactions within the Group. Accordingly, the Group’s consolidated financial information was not impacted as a result of these transactions.

In March 2022, Beijing CHJ transferred its equity interest of Chongqing Lixiang Automobile to Leading Ideal HK’s subsidiary. Consequently, Chongqing Lixiang Automobile became a wholly owned subsidiary of the Company (“WFOE”). The transaction was accounted for as a common control transaction within the Group; accordingly, there was no impact to the Group’s consolidated financial information.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

As of December 31, 2023, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities	Notes
Subsidiaries
Leading Ideal HK	100%	May 15, 2017	Hong Kong, PRC	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing CHJ Automobile Technology Co., Ltd. (“Beijing CHJ Technology” )	100%	March 22, 2021	Beijing, PRC	Technology development
Beijing Leading Automobile Sales Co., Ltd. (“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management	(i)
Chongqing Chezhiyu Automobile Sales and Services Co., Ltd. (“Chongqing Chezhiyu”)	100%	April 13, 2023	Chongqing, PRC	Sales and after sales management
Chongqing Lixiang Automobile	100%	October 11, 2019	Chongqing, PRC	Manufacturing of automobile
Beijing Lixiang Automobile Co., Ltd. (“Beijing Lixiang Automobile”)	100%	April 9, 2021	Beijing, PRC	Manufacturing of automobile
		Date of Incorporation	Place of Incorporation	Principal Activities	Notes
The VIEs
Beijing CHJ		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

Notes:

(i)	Jiangsu XD was Beijing CHJ’s subsidiary before the 2021 Reorganization.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Variable interest entity

The Company’s subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the “VIEs”) and their respective shareholders. Through these arrangements, the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810) and, accordingly, consolidates each VIE under U.S. GAAP.

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

Spousal Consent Letters.

Spouses of two shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement entered into in April 2021 by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’s prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology a service fee at an amount that is adjusted in accordance with Wheels Technology’s sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 business days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

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

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement entered into in April 2021 by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Equity Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Equity Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

If the Company’s ownership structure, contractual arrangements, and businesses of the Company’s PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business licenses and/or operating licenses of such entities;
●	shut down the servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiaries and the VIEs;
●	impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;
●	require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restrict or prohibit the Group’s use of the proceeds of this offering to finance the Group’s business and operations in China; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

The following consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 were included in the accompanying Group’s consolidated financial statements as follows:

	As of December 31,
	2022	2023
	RMB	RMB
Current assets:
Cash and cash equivalents	18,529,655	27,730,141
Restricted cash	977,346	—
Time deposits and short-term investments	8,344,332	10,207,873
Trade receivable	—	3,476
Amounts due from the Group companies(1)	37,885,882	30,567,860
Inventories	254	254
Prepayments and other current assets	168,160	172,090
Total current assets	65,905,629	68,681,694
Non‑current assets:
Long‑term investments	142,539	362,773
Property, plant and equipment, net	101,577	112,586
Operating lease right‑of‑use assets, net	693,111	653,620
Intangible assets, net	740,570	669,495
Other non‑current assets	583,967	463,659
Total non-current assets	2,261,764	2,262,133
Total assets	68,167,393	70,943,827
Current liabilities:
Trade and notes payable	1,323,196	4,466,778
Amounts due to the Group companies(1)	60,539,514	57,988,379
Amounts due to related parties	23	23
Operating lease liabilities, current	40,707	45,011
Accruals and other current liabilities	334,333	590,927
Total current liabilities	62,237,773	63,091,118
Non‑current liabilities:
Long-term borrowings	500,000	—
Operating lease liabilities, non‑current	738,673	705,635
Deferred tax liabilities	2,979	—
Other non‑current liabilities	7,720	25,321
Total non-current liabilities	1,249,372	730,956
Total liabilities	63,487,145	63,822,074
Total shareholders’ equity	4,680,248	7,121,753
Total liabilities and shareholders’ equity	68,167,393	70,943,827

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

These balances have been reflected in the Group’s consolidated financial statements with intercompany transactions eliminated.

	For the Year Ended December 31,
	2021	2022	2023

Third-party revenues(2)	6,294,675	—	3,376
Inter-company revenues(3)	22,287,788	7,211,082	2,643,402

Third-party cost	(20,171,861)	(4,534,351)	(11,530)
Inter-company cost(3)	(5,891,611)	(8,290)	—

Third-party expenses	(2,401,187)	(1,638,834)	(1,275,066)
Inter-company expenses	(65,750)	(302)	(68,874)

Share of loss from subsidiaries	(13)	—	—
Other income/(expense)	2,610,121	(358,394)	1,099,921
Income before income tax	2,662,162	670,911	2,391,229
Income tax (expense)/benefit	(117,413)	8,701	(244,363)
Net income	2,544,749	679,612	2,146,866
Net income attributable to ordinary shareholders of Li Auto Inc.	2,544,749	679,612	2,146,866

	For the Year Ended December 31,
	2021	2022	2023
Net cash provided by inter-company transactions(4)	7,341,282	2,834,408	2,643,402
Net cash used in other transactions	(8,693,141)	(10,922,189)	(7,593,022)
Net cash used in operating activities	(1,351,859)	(8,087,781)	(4,949,620)

Investing activities used in external entities	(8,641,045)	(2,149,494)	(2,087,758)
Net cash used in investing activities	(8,641,045)	(2,149,494)	(2,087,758)

Inter-company loan financing provided by Group companies	14,858,966	20,417,626	15,279,213
Other financing activities provided by/(used in) external entities	81,308	1,598,877	(500,000)
Net cash provided by financing activities	14,940,274	22,016,503	14,779,213
Effects of exchange rate changes on cash, cash equivalents and restricted cash	—	32	481,305
Net increase in cash, cash equivalents and restricted cash	4,947,370	11,779,260	8,223,140
Cash, cash equivalents and restricted cash at beginning of the year	2,780,371	7,727,741	19,507,001
Cash, cash equivalents and restricted cash at end of the year	7,727,741	19,507,001	27,730,141

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(2)

Third-party revenues primarily result from vehicles sales to customers by certain of the VIEs’ subsidiaries before the 2021 Reorganization as described in Note 1(b) and no vehicle sales revenues were generated after the 2021 Reorganization.

(3)	Inter-company revenues mainly result from service fees, vehicle sales and transfer of intangible assets and inter-company costs related to vehicle sales and transfer of intangible assets.
(4)

For the years ended December 31, 2021, 2022, and 2023, cash paid by subsidiaries to VIEs for certain service fees, inter-company sales of vehicles and inter-company transfer of intangible assets were RMB7,341,282, RMB2,834,408 and RMB2,643,402, respectively. For the years ended December 31, 2021, 2022 and 2023, no management fees were paid by VIEs to WFOE as of December 31, 2023 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810) of the Group’s consolidated VIEs and the VIEs’ subsidiaries and can have assets transferred out of such VIEs and VIEs’ subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group’s VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations except for registered capitals and PRC statutory reserves of the Group’s consolidated VIEs and VIEs’ subsidiaries amounting to RMB5,230,100 and RMB5,664,972 as of December 31, 2022 and 2023, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The accumulated deficit of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB549,853 as of December 31, 2022 and the retained earnings was RMB1,456,781 as of December 31, 2023,respectively.

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

2. Summary of Significant Accounting Policies

(a)Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

(c)Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group’s consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars (“US$”). The Company’s subsidiaries,the VIEs and the VIEs’ subsidiaries with operations in Chinese mainland and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830, Foreign Currency Matters.

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive (loss)/income as “Others, net”.

The financial statements of the Group’s entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The foreign currency translation adjustments are recorded in accumulated other comprehensive (loss)/ income as a component of shareholders’ equity.

(e)Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.0999, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Cash that is restricted as to withdrawal for use or pledged as security is reported as “Restricted cash” in the consolidated balance sheets. The Group’s restricted cash mainly represents (a) the secured deposits held in designated bank accounts for issuance of letter of credit, bank guarantee and bank acceptance bill; (b) the deposits held in designated bank accounts for security of the repayment of the notes payable (Note 15).

(g)Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as “Time deposits and short‑term investments”, while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the consolidated balance sheets as “Long‑term investments”. The time deposits have a fixed interest rate return and the Group has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the consolidated balance sheets as “Time deposits and short‑term investments”, while those financial instruments which have maturity dates longer than one year are classified as “Long-term investments” in the consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income as “Interest income and investment income, net”.

(h)Trade receivable and current expected credit losses

Trade receivable primarily includes commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Groups collects order payment from customers before the delivery, thus no trade receivable recognized related to vehicle sales. The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the years ended December 31, 2021,2022 and 2023.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(i)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the weighted average basis and includes costs to acquire and other costs to bring the inventories to their present location and condition. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis. The Group recognized RMB51,256, RMB1,112,015 and RMB234,769 in write-downs of inventories to net realizable value and losses on inventory purchase commitments in cost of sales for the years ended December 31, 2021, 2022 and 2023, respectively (Note 8).

(j)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

Useful Lives
Buildings	20 years
Buildings improvements	5 to 10 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Units-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive (loss)/income as “Other operating income, net”.

The Group reviews the estimated useful lives of its property, plant and equipment on an ongoing basis. In evaluating useful lives, the Group considers how long assets will remain functionally efficient and effective, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, the useful life of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(k)Intangible assets, net

Definite lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Definite lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives
Software and Patents	5 to 10 years

The Group estimates the useful life of the software and patents to be 5 to 10 years based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license, which are carried at cost less any subsequent impairment loss. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Group acquired the automotive manufacturing permission and the insurance agent license. The Group expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. The Group believes, based upon regulatory precedent, that the automotive manufacturing permission maintenance and required license renewals (as approved by government authorities) are normal activities, thus providing the basis for the indefinite life assumption.

(l)Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Group using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Group’s estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There is one reporting unit in the Group and no impairment loss of goodwill was recognized for the years ended December 31, 2022 and 2023, respectively.

(m)Impairment of long-lived assets and intangible assets

Long-lived assets include property, plant and equipment and intangible assets with definite lives. Long-lived assets are assessed for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset may not be recoverable in accordance with ASC 360. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset exceeds its fair value. RMB27,388, nil and nil impairment loss of long-lived assets were recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group’s operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2021, 2022 and 2023.

(n)Long-term investments

Long-term investments are comprised of equity investments in publicly traded companies and privately-held companies, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with unrealized gains and losses recorded in the consolidated statements of comprehensive (loss)/income as “Interest income and investment income, net”, according to ASC 321 “Investments — Equity Securities”.

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323, Investment—Equity Method and Joint Ventures (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other–than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the years ended December 31, 2021, 2022 and 2023.

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive (loss)/income as “Interest income and investment income, net.”

(o)Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. For the years ended December 31, 2021, 2022 and 2023, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB482,536, RMB1,092,499 and RMB1,682,610 for the years ended December 31, 2021, 2022 and 2023, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)Product warranties

The Group generally provides product warranties mainly on all vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide greater quality assurance to customers and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. The Group also provides extended lifetime warranty for certain vehicle. The extended lifetime warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606.

The accrued warranty activity consists of the following:

	For the Year Ended December 31,
	2022	2023
Accrued warranty at beginning of the year	842,345	1,594,312
Warranty cost incurred	(48,963)	(127,901)
Provision for warranty	800,930	2,268,650
Adjustments to pre-existing warranty liabilities(i)	—	(483,949)
Accrued warranty at end of the year	1,594,312	3,251,112
Including: Accrued warranty, current	141,832	236,699
Accrued warranty, non-current	1,452,480	3,014,413
(i)The Group periodically revisits historic warranty cost incurred and updates estimates of costs of future claims using this information. In this regard, the Group reversed the pre-existing warranty liabilities of nil and RMB483,949 for the years ended December 31, 2022 and 2023, respectively.

(q)Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include the sales of Li Plus Membership, sales of goods from online store and accessories, sales and installment of charging stalls, and providing non-warranty after-sales services and commission service.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

●provides all of the benefits received and consumed simultaneously by the customer;

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

●creates and enhances an asset that the customer controls as the Group performs; or
●does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

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

When either party to a contract has performed, the Group presents the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

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

Vehicle sales

The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, firmware over-the-air upgrades (or “FOTA upgrades”) , Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and FOTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Sales of goods from online store and accessories

The Group sells goods from online store and accessories separately and the revenue are recognized at a point in time when the control is transferred to the customer.

After-sales services

The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Customer loyalty points

The Group offers customer loyalty points, which can be used in the Group’s online store to redeem the Group’s merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group’s merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of vehicles is a material right and is considered as a separate performance obligation. The amount allocated to the customer loyalty points as separate performance obligation is recorded as deferred revenue and revenue is recognized when the customer loyalty points are used or expired.

To encourage user engagement and generate market awareness, customers or users of the Group’s mobile application can also obtain customer loyalty points through referring new customers to purchase the vehicles. The Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are not critical items.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligations if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

(r)Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs and reserves for estimated warranty costs. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory is either obsolete or in excess of forecasted demand, losses on inventory purchase commitments as well as impairment charges of manufacturing property, plant and equipment.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Other sales and services

Cost of other sales and services generally includes cost of goods from online stores, accessories, installation costs of charging stalls, vehicle internet connection costs, costs associated with providing non-warranty after-sales services and shipping and logistic costs related to sale of accessories.

(s)Research and development expenses

Research and development (“R&D”) expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred.

(t)Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and related expenses for retail stores and delivery and service centers.

(u)General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for employees involved in general corporate functions, professional service fees, depreciation and amortization expenses, rental and other general corporate related expenses.

(v)Government grants

The Group receives government subsidies from certain local governments. The Group’s government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies compensate for asset are recognized as a deduction of the carrying amount of the asset when conditions are met.

As of December 31, 2022 and December 31, 2023, liabilities included RMB431,735 and RMB481,548 in deferred government grants. For the years ended December 31, 2021,2022 and 2023, the Group recognized government grants of approximately RMB47,222, RMB405,999 and RMB1,080,373, respectively.

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

Employees’ share-based awards granted with service conditions and performance condition, are measured at the grant date fair value. Employees’ share-based awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures. For performance-based awards, share-based compensation expense is recognized over the expected performance achievement period as the achievement of each performance condition becomes probable.

The binomial option-pricing model is used to measure the value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.

(y)Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income as “Income tax (expense)/benefit” in the period of change. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. The Group did not recognize uncertain tax positions as of December 31, 2022 and 2023.

(z)Leases

The Group accounts for leases in accordance with ASC 842, Leases (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The land use rights are operating leases with terms of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than one year to 15 years. Operating leases are included in operating lease right-of-use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a  portion of the same asset for all, or part of, the asset’s remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Group applies requirements in Topic 606 on revenue from contracts with customers when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)(Loss)/Earnings per share

Basic net (loss)/earnings per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net (loss)/earnings is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the (loss)/earnings.

Diluted net (loss)/earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net (loss)/earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ab)Segment reporting

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

3. Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In September 2022, the FASB issued ASU 2022-04, “Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations”, which requires a buyer in a supplier finance program to disclose qualitative and quantitative information about the supplier finance program. The ASU does not affect the recognition, measurement, or financial statement presentation of obligations covered by supplier finance programs. The new guidance is required to be applied retrospectively to each period in which a balance sheet is presented, except for the amendment on rollforward information, which should be applied prospectively. The ASU is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, except for the amendment on rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Group adopted the ASU on January 1, 2023, except for the amendment on rollforward information, and the adoption did not have a significant impact on the Group’s consolidated financial statements.

Recently issued accounting pronouncements not yet adopted

In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a material impact on its consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements (Continued)

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

4. Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2022 and 2023, most of the Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB55,065,266 and RMB101,782,349 as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks (Continued)

(c)Foreign currency exchange rate risk

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The appreciation of the RMB against the US$ was approximately 2.3% for the year ended December 31, 2021. The depreciation of the RMB against the US$ was approximately 8.2% and 1.7% in 2022 and 2023, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

5. Acquisition

In July 2021, Beijing CHJ, a wholly owned subsidiary of the Group, and Suzhou Huichuan United Power System Co., LTD (“Suzhou Huichuan”), an independent third party, signed a shareholders’ agreement to establish Changzhou Huixiang, which engaged in producing auto parts for NEVs.

The registered capital of Changzhou Huixiang was RMB150,000, and Beijing CHJ will contribute RMB73,500 to acquire a 49% ownership share.

In September 2022, Beijing CHJ and Suzhou Huichuan entered into another agreement regarding the investment in Changzhou Huixiang. Both parties agreed that Beijing CHJ would contribute RMB87,040 to acquire 87.34% shares, with Suzhou Huichuan making no further capital contribution. Upon the completion of the transaction, the Group has voting interest control over Changzhou Huixiang and consolidates the entity in the Group’s consolidated financial statements. The impact of the acquisition to the Group’s financial results and position was immaterial.

6. Time deposits and short‑term investments

The Group’s time deposits and short-term investments on the consolidated balance sheets consist of the following:

	As of December 31,
	2022	2023
Short-term time deposits	5,085	10,256,127
Short-term financial instruments	18,026,310	1,677,128
Total	18,031,395	11,933,255

7. Trade receivable

An aging analysis of the trade receivable as of December 31, 2022 and 2023, based on the recognition date and net of allowance for credit losses, is as follows:

	As of December 31,
	2022	2023
Within 3 months	35,065	133,285
Between 3 months and 6 months	41	1,437
Between 6 months and 1 year	1	647
More than 1 year	13,274	8,154
Total	48,381	143,523

The increase in trade receivable whose aging was within 3 months was primarily attributable to increased commission service fee receivables derived from banks and insurance companies. The Group earns such fees in facilitating customer use of services offered by these entities.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

8. Inventories

Inventories consist of the following:

	As of December 31,
	2022	2023
Finished products
Vehicles	3,786,673	3,914,310
Other finished products	232,337	504,870
Raw materials and work in process	3,144,284	2,521,705
Inventories	7,163,294	6,940,885
Inventory valuation allowance	(358,601)	(68,906)
Inventories, net	6,804,693	6,871,979

Finished products primarily include vehicles ready for transit at production plants, vehicles in transit to fulfil customers’ orders, new vehicles available for immediate sales at the Group’s sales and servicing center locations, spare parts used for after-sales services and goods for online store and accessories.

Raw materials and work in process primarily consist of materials for volume production which will be transferred into production cost when incurred.

9. Property, Plant and Equipment, Net

Property, plant and equipment, net, consist of the following:

	As of December 31,
	2022	2023
Production machineries, facilities and equipment	3,853,287	5,289,171
Construction in process (i)	2,748,697	4,583,131
Mold and tooling	2,721,990	3,382,614
Buildings	2,046,472	2,414,577
Leasehold improvements	1,070,995	1,997,932
Motor vehicles	615,231	1,457,271
Buildings improvements	314,987	311,045
Total	13,371,659	19,435,741
Less: Accumulated depreciation	(2,156,225)	(3,663,187)
Less: Accumulated impairment loss	(27,536)	(27,536)
Total property, plant and equipment, net	11,187,898	15,745,018

The Group recorded depreciation expenses of RMB579,097,RMB1,194,781 and RMB1,758,370 for the years ended December 31, 2021, 2022 and 2023, respectively.

(i)	Construction in process is primarily comprised of production plants, facilities, equipment and mold and tooling.

In October 2021, the Company commenced construction of the Beijing manufacturing base, which is expected to be completed in the beginning of 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

10. Intangible Assets, Net

Intangible assets, net, consist of the following:

	As of December 31,
	2022	2023
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite‑lived intangible assets, net	682,174	682,174
Software	202,848	258,705
Patents	694	694
Definite‑lived intangible assets	203,542	259,399
Less: Accumulated amortization
Software	(52,402)	(76,699)
Patents	(694)	(694)
Accumulated amortization	(53,096)	(77,393)
Definite‑lived intangible assets, net	150,446	182,006
Total intangible assets, net	832,620	864,180

The Group recorded amortization expenses of RMB11,300, RMB19,074 and RMB24,297 for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2023, amortization expenses related to intangible assets for future periods are estimated to be as follows:

For the Year Ending December 31,
2024	26,975
2025	24,795
2026	23,970
2027	21,798
2028 and Thereafter	84,468
Total	182,006

11. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores, charging stations and delivery and servicing centers and the finance lease was the lease of certain manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2021	2022	2023
Lease cost
Finance lease cost:
Amortization of assets	12,122	—	—
Interest of lease liabilities	19,322	—	—
Operating lease cost	367,375	698,280	1,059,148
Short‑term lease cost	15,559	54,683	108,689
Total	414,378	752,963	1,167,837

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

Supplemental information related to leases was as follows (in thousands, except lease terms and discount rate):

	For the Year Ended December 31,
	2021	2022	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	346,757	610,490	1,159,891
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	1,120,392	2,071,200	3,010,986

	As of December 31,
	2022	2023
Operating Leases
Land use rights, net	1,010,640	1,249,551
Operating lease right-of-use assets, net (excluding land use rights)	2,528,271	4,689,679
Total operating lease right-of-use assets, net	3,538,911	5,939,230
Operating lease liabilities, current	696,454	1,146,437
Operating lease liabilities, non-current	1,946,367	3,677,961
Total operating lease liabilities	2,642,821	4,824,398

	As of December 31,
	2022	2023
Weighted-average remaining lease term
Land use rights	49 years	48 years
Operating leases	7 years	9 years
Weighted-average discount rate
Land use rights	—	—
Operating leases	5.8%	5.8%

Maturities of operating lease liabilities were as follows:

For the Year Ending December 31,
2024	1,385,284
2025	950,277
2026	727,051
2027	594,807
2028	487,549
Thereafter	1,684,771
Total undiscounted lease payments	5,829,739
Less: imputed interest	(1,005,341)
Total operating lease liabilities	4,824,398

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

12. Other Non-current Assets

Other non-current assets consist of the following:

	As of December 31,
	2022	2023
Prepayments for purchase of property, plant and equipment (i)	641,748	1,503,699
Long-term deposits paid to vendors	1,319,816	1,053,411
Deductible VAT input, non-current	454,359	243,229
Others	9,942	6,901
Less: Allowance for credit losses	(4,572)	(4,886)
Total	2,421,293	2,802,354
(i)	Prepayments for purchase of property, plant and equipment primarily consists of production facilities, leasehold improvements, equipment and mold and tooling.

13. Long-term Investments

The Group’s long-term investments on the consolidated balance sheets consist of the following:

	As of December 31,
	2022	2023
Equity investments:
Equity securities without readily determinable fair values	558,004	730,644
Equity securities with readily determinable fair values	12,966	294,561
Equity investments accounted for using the equity method	155,053	160,526
Debt investments:
Long-term time deposits	707,853	409,645
Long-term financial instruments	50,615	—
Total Long-term Investments	1,484,491	1,595,376

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values represent investments in privately-held companies with no readily determinable fair value.

In March 2022, one of the Group’s subsidiaries purchased certain Series Pre-A preferred shares of a private company with a total cash consideration of RMB400,000. The investee is engaged in design, production and sale of lithium battery cells and modules.

Nil, RMB7,200 and nil impairment of equity securities without readily determinable fair values were recorded in Interest income and investment income, net in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2021, 2022 and 2023, respectively.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

In 2017 and 2020, one of the Group’s subsidiaries purchased preferred shares of an autonomous driving solution provider. The investment was previously accounted as equity securities without readily determinable fair values and was reclassified to equity securities with readily determinable fair values in 2023 upon its initial public offering on HKEX.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

13. Long-term Investments (Continued)

For equity securities with readily determinable fair values, net unrealized losses of RMB35,330 and RMB17,487 were recorded for the years ended December 31, 2021 and 2022, and net unrealized gains of RMB270,468 were recorded for the year ended December 31, 2023 in “Interest income and investment income, net” in the consolidated statements of comprehensive (loss)/income.

14. Borrowings

Borrowings consist of the following:

	As of December 31,
	2022	2023
Short-term borrowings:
Convertible debt(1)	—	6,031,566
Unsecured borrowing(2)	—	688,231
Secured borrowing(3)	283,785	155,602
Credit guaranteed borrowing(4)	106,965	100,000
Total short-term borrowings(5)	390,750	6,975,399

	As of December 31,
	2022	2023
Long-term borrowings:
Secured borrowing(3)	2,065,927	1,647,070
Credit guaranteed borrowing(4)	751,165	100,000
Convertible debt(1)	5,913,715	—
Unsecured borrowing(2)	500,000	—
Total long-term borrowings	9,230,807	1,747,070
Total borrowings	9,621,557	8,722,469
(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

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

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2023, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2023, the convertible debt was reclassified to short-term borrowings to reflect the early redemption right by the holders of the convertible debt on May 1, 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Borrowings (Continued)

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2021, 2022 and 2023, the convertible debt related interest expense was RMB21,369, RMB31,076 and RMB32,657, respectively. As of December 31, 2022 and December 31, 2023, the principal amount of the convertible debt was RMB6,006,968 and RMB6,108,829, and the unamortized debt issuance cost was RMB93,253 and RMB77,263, respectively.

(2)	As of December 31, 2022, the Group obtained an unsecured borrowing from a bank of RMB500,000 in the aggregate. The annual interest rates of these borrowings are approximately 1-year Loan Prime Rate (“LPR”) as published by the National Interbank Funding Center, minus 0.70%. The borrowing is denominated in RMB. The borrowing was fully repaid in 2023.

In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum.

(3)	As of December 31, 2022, the Group obtained secured borrowings from several banks of RMB2,349,712 in the aggregate. The annual interest rates of these borrowings ranged from approximately the 5-year LPR minus 0.80% to 5-year LPR minus 0.31%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB. Borrowings of RMB1,559,703 was repaid in 2023.

As of December 31, 2023, the Group obtained secured borrowing from several banks of RMB1,802,672 in the aggregate. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2022 and December 31, 2023. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of December 31, 2023.

(4)	As of December 31, 2022, the Group obtained credit guaranteed borrowing from several banks of RMB858,130 in the aggregate. The annual interest rates of these borrowings ranged from 1-year LPR minus 0.90% to a secured overnight financing rate. The maturity dates ranged from June 29, 2024 to December 26, 2025. The borrowings are denominated in RMB and U.S. dollars. Borrowings of RMB309,900 denominated in RMB and US$50,000 denominated in U.S. dollars was repaid in 2023.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

14. Borrowings (Continued)

As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank of RMB200,000 in the aggregate. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2022 and December 31, 2023. One of the borrowings as of December 31, 2022 is denominated in U.S. dollars and contains covenants which includes certain required minimum liquidity ratios and requirements on stock price and vehicle deliveries. The Group fully repaid this particular borrowing in 2023. Except for this particular borrowing, there are no other credit guaranteed borrowing as of December 31, 2022 and 2023 which contain covenants.

(5)	As of December 31, 2022 and 2023, the weighted average interest rate on short-term borrowings excluding convertible debt was 3.69% and 2.69%.

The following table summarizes the aggregate repayment schedule of the Group’s borrowings, excluding convertible debt:

For the
Year Ending
December 31,
2024	943,833
2025	266,331
2026	166,119
2027	167,749
2028	195,621
2029 and thereafter	951,250

15. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2022	2023
Trade payable for raw materials	15,410,150	34,839,546
Notes payable(i)	4,614,179	17,030,551
Total	20,024,329	51,870,097
(i)

Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the company’s supply chain financing channels program as of December 31, 2022 and 2023 were RMB55,783 and RMB712,039, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

15. Trade and Notes Payable(Continued)

An aging analysis of the trade and notes payable as at December 31, 2022 and 2023, based on the recognition date, is as follows:

	As of December 31,
	2022	2023
Within 3 months	19,806,395	45,079,655
Between 3 months and 6 months	124,122	6,565,284
Between 6 months and 1 year	31,051	126,799
More than 1 year	62,761	98,359
Total	20,024,329	51,870,097

The trade payable and notes payable are non - interest - bearing and are normally settled on 30 - 180 day terms.

16. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2022	2023
Payables for purchase of property, plant and equipment	2,335,084	2,667,165
Salaries and benefits payable	633,215	2,204,050
Tax payable	445,853	1,657,471
Payables for research and development expenses	525,667	1,371,125
Payables for logistics expenses	414,353	794,512
Accrued costs of purchase commitments relating to inventory	498,060	600,778
Payables for marketing and promotional expenses	150,706	415,474
Accrued warranty, current	141,832	236,699
Advances from customers	10,500	81,925
Deposits from vendors	32,013	67,035
Other payables	497,361	1,118,392
Total	5,684,644	11,214,626

17. Other Non - Current Liabilities

	As of December 31,
	2022	2023
Accrued warranty, non-current	1,452,480	3,014,413
Deferred government grants, non-current	431,735	431,954
Payables for property, plant and equipment, non-current	214,092	217,111
Other payables	44,155	47,936
Total	2,142,462	3,711,414

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

18. Revenue Disaggregation

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,
	2021	2022	2023
Revenue recognized at a point in time	26,917,836	45,150,485	123,623,481
Including: Vehicle sales	26,128,469	44,106,434	120,294,667
Other sales and services	789,367	1,044,051	3,328,814
Revenue recognized over time	91,943	136,331	227,851
Total	27,009,779	45,286,816	123,851,332

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the users. Revenues from other sales and services which are recognized at a point in time primarily include (i) sales and installment of charging stalls, (ii) sales of goods from online store and accessories, (iii) non-warranty after-sales services, (iv) commission service fee and (v) certain services under the Li Plus Membership. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the users.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, FOTA upgrades and certain services under the Li Plus Membership.

19. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Year Ended December 31,
	2022	2023
Deferred revenue—at beginning of the year	694,745	1,150,832
Additions	45,614,278	124,123,223
Recognition	(45,158,191)	(122,936,294)
Deferred revenue—at end of the year	1,150,832	2,337,761
Including: Deferred revenue, current	569,234	1,525,543
Deferred revenue, non‑current	581,598	812,218

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts.

20. Ordinary Shares

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the reorganization in 2019. In connection with the reorganization and issuance of Series C convertible redeemable preferred shares, 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

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

20. Ordinary Shares(Continued)

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

The Company issued 34,000,000, nil and 29,300,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs, in 2021, 2022 and 2023, respectively. In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company’s founder and chief executive officer, pursuant to the Company’s 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters’ over-allotment option for a consideration of HK$1,634,462.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. As of December 31, 2023, 27,004,858 Class A ordinary shares were legally issued and the proceeds has been received by the Company. On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the ATM Offering, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering.

As of December 31, 2023, 22,726,238 share options that fulfilled the vesting conditions were exercised and 12,773,824 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2022 and December 31, 2023, the Company had issued and outstanding ordinary shares of 1,954,353,892 and 1,985,662,930, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

21. (Loss)/Earnings Per Share

Basic and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the Year Ended December 31,
	2021	2022	2023
Numerator:
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(321,455)	(2,012,215)	11,704,133
Dilution effect arising from convertible debt	—	—	32,657
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(321,455)	(2,012,215)	11,736,790

Denominator:
Weighted average ordinary shares outstanding—basic	1,853,320,448	1,941,230,998	1,967,863,759
Effects of dilutive securities
Options and RSUs	—	—	86,651,528
Convertible debt	—	—	60,861,105
Weighted average ordinary shares outstanding—diluted	1,853,320,448	1,941,230,998	2,115,376,392

Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.17)	(1.04)	5.95
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(0.17)	(1.04)	5.55

For the years ended December 31, 2021, 2022 and 2023, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 14). As the Group incurred a loss for the years ended December 31, 2021 and 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted, and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 72,791,430 and 44,853,801 for the year ended December 31, 2021 and 91,499,552 and 60,861,105 for the year ended December 31, 2022, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Year Ended December 31,
	2021	2022	2023
Research and development expenses	741,793	1,333,710	1,552,421
Selling, general and administrative expenses	332,850	674,610	779,637
Cost of sales	26,713	44,845	46,631
Total	1,101,356	2,053,165	2,378,689

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2023, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan. The share options of the Group under the 2019 Plan have a contractual term of ten years from the grant date.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2023, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan. The contractual term is ten years from the grant date and the options and RSUs granted only have service conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

(a)	The following table summarizes Company’s share option activity under the 2019 Plan and 2020 Plan for the years ended December 31, 2021, 2022 and 2023:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2020	56,914,000	0.10	5.95	814,724
Granted	36,987,700	0.10
Exercised	(6,404,416)	0.10
Forfeited	(4,106,000)	0.10
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	579,600	0.10
Exercised	(5,801,840)	0.10
Forfeited	(3,832,800)	0.10
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Granted	—	—
Exercised	(10,519,982)	0.10
Forfeited	(3,508,800)	0.10
Outstanding as of December 31, 2023	60,307,462	0.10	4.41	1,122,594

Vested and expected to vest as of December 31, 2022	71,370,113	0.10	5.46	720,838
Exercisable as of December 31, 2022	46,292,444	0.10	4.06	467,554
Vested and expected to vest as of December 31, 2023	58,836,673	0.10	4.34	1,095,245
Exercisable as of December 31, 2023	43,618,062	0.10	3.35	811,950

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the years ended December 31, 2021, 2022 and 2023 was US$97,252, US$84,635 and US$174,170 (RMB1,236,589), respectively. The total fair value of options vested during the years ended December 31, 2021, 2022 and 2023 was US$4,387, US$110,880, and US$95,174 (RMB675,725), respectively.

The weighted-average grant date fair value for options granted under the Company’s 2019 Plan and 2020 Plan for the years ended December 31, 2021 and 2022 was US$15.78 and US$16.05, respectively, computed using the binomial option pricing model. No share options were granted for the year ended December 31, 2023.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

The fair value of each option granted under the Company’s 2019 Plan and 2020 Plan for the years ended December 31, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2021	2022
Exercise price (US$)	0.10	0.10
Fair value of the ordinary shares on the grant date (US$)	14.42-17.35	16.05
Risk‑free interest rate	0.93%-1.48%	1.51%
Expected term (in years)	10.00	10.00
Expected dividend yield	0%	0%
Expected volatility	47%-48%	48%

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

As of December 31, 2023, there were US$59,539 (RMB422,719) of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.32 years and may be adjusted for future changes in forfeitures.

(b)	The following table summarizes Company’s RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2021, 2022 and 2023:

		Weighted Average	Weighted Average
	Number of	Grant Date	Remaining
	Shares	Fair Value	Contractual Life
		US$	In Years
Unvested as of December 31, 2020	—	—	—
Granted	8,586	17.25
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	36,199,400	17.13
Vested	(127,062)	18.76
Forfeited	(5,087,800)	16.74
Unvested as of December 31, 2022	30,993,124	17.20	9.21
Granted	46,992,750	15.53
Vested	(12,646,762)	15.56
Forfeited	(3,584,600)	15.79
Unvested as of December 31, 2023	61,754,512	16.34	9.14

The total fair value of the restricted shares vested during the years ended December 31, 2021, 2022 and 2023 was nil, US$2,384 and US$196,799 (RMB1,397,252), respectively.

As of December 31, 2023, there was US$568,141 (RMB4,033,744) of unrecognized compensation expense related to RSUs granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 4.03 years and may be adjusted for future changes in forfeitures.

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

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company’s 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the “Award Shares”) under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

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

As of December 31, 2023, there have been no shares granted in connection with the 2021 Plan since 2021 and the Group has not recognized any compensation expense since inception of the 2021 Plan, because the Group considers it is not probable, that the performance-based vesting conditions will be satisfied. Therefore, there were US$538,445 (RMB3,822,906) of unrecognized compensation expenses related to the restricted shares granted under 2021 Plan as of December 31, 2023.

The following table summarizes activities of the Company’s performance-based restricted shares under the 2021 Plan for the years ended December 31, 2021, 2022 and 2023:

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Life
		US$	In Years
December 31, 2020	—	—	—
Granted	108,557,400	14.63	—
December 31, 2021	108,557,400	14.63	9.19
Granted	—	—	—
December 31, 2022	108,557,400	14.63	8.19
Granted	—	—	—
December 31, 2023	108,557,400	14.63	7.19

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

22. Share-based Compensation (Continued)

The weighted-average grant date fair value for restricted shares granted under the Company’s 2021 Plan for the year ended December 31, 2021 were US$4.96, computed using the binomial pricing model.

The fair value of the options (later replaced with restricted shares) granted under the Company’s 2021 Plan was estimated on the date of grant using the binomial pricing model with the assumptions (or ranges thereof) in the following table (no new grants during the comparative December 31, 2022 and 2023 period):

For the Year Ended December 31,
2021
Exercise price (US$)	14.63
Fair value of the ordinary shares on the date of restricted shares grant (US$)	10.67
Risk-free interest rate	1.59%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	47%

23. Taxation

(a)Value added tax (“VAT”)

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales and instalment of charging stalls, sales of goods from online store and sales of accessories in the PRC.

One of the Group’s subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable from April 2021, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

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

PRC

Beijing CHJ is qualified as a “high and new technology enterprise” under the PRC Enterprise Income Tax law (the “EIT Law”) in October 2019 and 2022 respectively. Beijing CHJ Technology, and Shanghai Lixiang Automobile Technology Co., Ltd. (“Shanghai Automobile”) are qualified as a “high and new technology enterprise” under EIT Law in October and November 2023 respectively. These companies are eligible for a preferential enterprise income tax rate of 15%. The high and new technology enterprise certificate is effective for a period of three years. Sichuan Li Xinchen Technology Co., Ltd. (“Sichuan Li Xinchen”) is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Taxation (Continued)

Wheels Technology was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2023.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% will continue to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

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

23. Taxation (Continued)

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

Composition of income tax expense/(benefit) for the years presented is as follows:

	For the Year Ended December 31,
	2021	2022	2023
Current income tax expense	—	1,331	446,225
Deferred income tax expense/(benefit)	168,643	(128,338)	(1,803,587)
Income tax expense/ (benefit)	168,643	(127,007)	(1,357,362)

Reconciliations of the income tax expense/(benefit) computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax expense/(benefit) for each of the years presented are as follows:

	For the Year Ended December 31,
	2021	2022	2023
(Loss)/Income before income tax	(152,812)	(2,159,355)	10,451,763
Income tax (benefit)/expense computed at PRC statutory income tax rate of 25%	(38,203)	(539,839)	2,612,941
Tax effect of tax‑exempt entity and preferential tax rate	(89,928)	(321,507)	(1,613,371)
Tax effect of Super R&D Deduction and others	(314,141)	(648,317)	(1,055,404)
Non‑deductible expenses	318,185	566,597	512,572
Change in valuation allowance	292,730	816,059	(1,814,100)
Income tax expense/(benefit)	168,643	(127,007)	(1,357,362)

(c)Deferred taxes

The Group monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2023, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Group concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. As such, the Group released RMB1,990,245 of valuation allowances associated with such deferred tax assets as of December 31, 2023. A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Taxation (Continued)

The Group’s deferred tax assets (liabilities) consist of the following components:

	As of December 31,
	2022	2023
Deferred tax assets:
Net operating loss carryforwards	1,522,412	1,782,118
Warranty reserves	411,905	872,976
Others	253,905	262,167
Total deferred tax assets	2,188,222	2,917,261
Less: Valuation allowance	(2,113,455)	(299,355)
Deferred tax assets, net of valuation allowance	74,767	2,617,906
Deferred tax liabilities:
Accelerated tax depreciation and others	(68,652)	(783,206)
Fair value change of certain investments	(9,157)	(45,332)
Total deferred tax liabilities	(77,809)	(828,538)
Deferred tax (liabilities)/assets, net	(3,042)	1,789,368

Movement of valuation allowance is as follow:

	As of December 31,
	2022	2023
Valuation allowance
Balance at beginning of the year	1,297,395	2,113,455
Additions	1,147,602	176,145
Reversals	(331,542)	(1,990,245)
Balance at end of the year	2,113,455	299,355

As of December 31, 2023, the Group had net operating loss carryforwards of approximately RMB7,007,415 which mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2024 to 2033. As of December 31, 2023, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB296,330 were fully provided for a related valuation allowance, while the remaining RMB1,485,788 were expected to be utilized prior to expiration.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

23. Taxation (Continued)

Uncertain Tax Positions

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2021, 2022 and 2023.

(d)Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of vehicles.

24. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include: short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2022 and December 31, 2023.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	18,026,310		18,026,310
Long-term financial instruments	50,615		50,615
Equity securities with readily determinable fair values	12,966	12,966
Total assets	18,089,891	12,966	18,076,925

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	1,677,128		1,677,128
Equity securities with readily determinable fair values	294,561	294,561
Total assets	1,971,689	294,561	1,677,128

Valuation Techniques

Fair value of short-term investments and long-term financial instruments is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2).

Equity securities with readily determinable fair values: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “Interest income and investment income, net” in the consolidated statements of comprehensive (loss)/income.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

24. Fair Value Measurement(Continued)

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values, no measurement event occurred during the periods presented. The equity securities without readily determinable fair value were RMB558,004 and RMB730,644 as of December 31, 2022 and 2023. Nil, RMB7,200 and nil impairment charges were recognized for the years ended December 31, 2021, 2022 and 2023. For equity method investments, no impairment loss was recognized for all periods presented. The Group recorded RMB27,388, nil and nil impairment loss of property, plant and equipment, and nil,RMB592,545 and RMB129,798 inventory write-downs for the years ended December 31, 2021, 2022 and 2023, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, other assets, borrowings, trade and notes payable, amounts due to related parties, accruals and other liabilities.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for borrowings as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, other assets, trade and notes payable, amounts due to related parties and accruals and other liabilities are measured at amortized cost, and the fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement.

25. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Capital commitments	6,305,909	5,574,251	22,698	708,960

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2023 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Purchase obligations	27,950,301	18,623,396	8,543,419	783,486

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

The Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2022 and December 31, 2023.

26. Related Party Balances and Transactions

The principal related parties with which the Group had material transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the company

The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2021	2022	2023
Purchase service from Meituan	969	6,711	21,956

The Group had the following significant related party balances:

	As of December 31,
	2022	2023
Due to Meituan	1,246	9,036

27. Restricted Net Assets

The Group’s ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s subsidiaries, consolidated VIEs and VIEs’ subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group’s subsidiaries, the VIEs and the VIEs’ subsidiaries.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The balance of statutory reserves were nil and RMB444,585 as of December 31, 2022 and 2023, respectively.

Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit, totaling approximately RMB9,492,844 and RMB18,833,015 as of December 31, 2022 and 2023, respectively; therefore in accordance with Securities and Exchange Commission Regulation S-X Rules 4-08 (e) (3), the condensed parent company only financial statements as of December 31, 2022 and 2023 and for the years ended December 31, 2021, 2022 and 2023 are disclosed in Note 28.

28. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years ended December 31, 2021, 2022 and 2023. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, or guarantees as of December 31, 2022 and 2023.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2022	2023
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	974,224	1,121,233
Time deposits and short-term investments	2,195,952	—
Amounts due from subsidiaries of the Group	47,993,884	54,475,676
Prepayments and other current assets	3,132	—
Total current assets	51,167,192	55,596,909
Non-current assets:
Investments in subsidiaries	—	11,452,246
Long-term investments	12,968	10,268
Property, plant and equipment, net	18	10
Total non-current assets	12,986	11,462,524
Total assets	51,180,178	67,059,433
LIABILITIES
Current liabilities:
Short-term borrowings	6,965	6,719,797
Amounts due to subsidiaries of the Group	—	3,598
Accruals and other current liabilities	59,533	193,414
Total current liabilities	66,498	6,916,809
Non-current liabilities:
Long-term borrowings	6,254,979	—
Total non-current liabilities	6,254,979	—
Total liabilities	6,321,477	6,916,809
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	1,188	1,215
Class B Ordinary Shares	235	235
Treasury shares	(84)	(90)
Additional paid-in capital	53,869,322	57,479,857
Accumulated other comprehensive loss	(194,110)	(224,876)
(Accumulated deficit)/Retained earnings	(8,817,850)	2,886,283
Total shareholders’ equity	44,858,701	60,142,624
Total liabilities and shareholders’ equity	51,180,178	67,059,433

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive (loss)/income

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

Operating expenses:
Selling, general and administrative	(27,288)	(35,642)	(44,419)
Research and development	(852)	(629)	—
Total operating expenses	(28,140)	(36,271)	(44,419)
Loss from operations	(28,140)	(36,271)	(44,419)
Other (expense)/income
Interest expense	(21,369)	(43,096)	(38,323)
Interest income and investment income, net	283,737	190,528	70,953
Equity in (loss)/income of subsidiaries	(563,106)	(2,300,538)	11,716,065
Others, net	7,423	177,165	(137)
(Loss)/Income before income tax expense	(321,455)	(2,012,212)	11,704,139
Income tax expense	—	(3)	(6)
Net (loss)/income	(321,455)	(2,012,215)	11,704,133
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of tax	(516,687)	1,327,761	(30,766)
Comprehensive (loss)/income	(838,142)	(684,454)	11,673,367

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(All amounts in thousands, except for share and per share data)

28. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	367,063	450,517	56,515
CASH FLOWS FROM INVESTING ACTIVITIES
Payments to, and investments in subsidiaries, VIEs and VIEs’ subsidiaries	(10,157,678)	(23,397,234)	(3,589,329)
Placement of time deposits	(298,284)	—	—
Redemption of time deposits	297,654	—	2,137,626
Placement of short-term investments	(173,133,568)	(2,609,767)	—
Redemption of short-term investments	180,386,757	8,036,663	—
Purchase of property, plant and equipment and intangible assets	—	(25)	—
Net cash used in investing activities	(2,905,119)	(17,970,363)	(1,451,703)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings and long-term borrowings	—	669,913	699,300
Repayment of long-term borrowings	—	(349,163)	(338,020)
Proceeds from issuance of convertible debts	5,533,238	—	—
Proceeds from IPOs and concurrent private placements, net of issuance cost	11,004,778	—	—
Proceeds from exercise of share options	1,139	6,728	11,953
Proceeds from issuance of ordinary shares	70	2,462,300	1,174,319
Net cash provided by financing activities	16,539,225	2,789,778	1,547,552
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(387,668)	941,417	(5,355)
Net increase/(decrease) in cash, cash equivalents and restricted cash	13,613,501	(13,788,651)	147,009
Cash, cash equivalents and restricted cash at beginning of the year	1,149,374	14,762,875	974,224
Cash, cash equivalents and restricted cash at end of the year	14,762,875	974,224	1,121,233

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323, Investments—Equity Method and Joint Ventures. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.