Form 20-F
period 2024-12-31
Li Auto Inc.
filed 2025-04-10
CIK 1791706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

1,760,447,648 Class A ordinary shares (excluding the 5,760,540 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2024.

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

☐    Yes    ☐    No

i

INTRODUCTION

In this annual report, unless otherwise indicated or unless the context otherwise requires:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;
●	“ADSs” refers to the American depositary shares, each of which represents two Class A ordinary shares of our company;
●	“CCASS” refers to the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited;
●	“China” or “PRC” refers to the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People’s Republic of China;
●	“Class A ordinary shares” refers to the Class A ordinary shares of Li Auto Inc. with a par value of US$0.0001 per share;
●	“Class B ordinary shares” refers to the Class B ordinary shares of Li Auto Inc. with a par value of US$0.0001 per share;
●	“OTA” refers to over-the-air, a technology that updates vehicle firmware and software remotely through cloud network
●	“Hong Kong” refers to the Hong Kong Special Administrative Region of the People’s Republic of China;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;
●	“HPC” refers to high-power charging;
●	“ICE” refers to internal combustion engine;
●	“Li Auto,” “we,” or “our company” refers to Li Auto Inc., a Cayman Islands holding company, and its subsidiaries and, in the context of describing our operations and consolidated financial information, the VIEs and their respective subsidiaries, unless otherwise indicated herein. For the avoidance of confusion, “Li Auto Inc.” or “our holding company” only refers to Li Auto Inc.; “our subsidiaries” refers to the entities in which Li Auto Inc. holds direct or indirect equity ownership, and thus consolidates their financial information; for “variable interest entities” or “VIEs,” see stand-alone definition set forth below. Li Auto Inc. does not conduct operations of its own and does not have any equity ownership in the VIEs;
●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“Meituan” refers to Meituan, formerly known as Meituan Dianping, a company incorporated in the Cayman Islands and listed on the Main Board of the Hong Kong Stock Exchange;
●	“MPVs” refers to multi-purpose vehicle;
●	“NEVs” refers to new energy passenger vehicles, primarily including (i) “BEVs,” which refers to battery electric passenger vehicles, (ii) “EREVs,” which refers to extended-range electric passenger vehicles, and (iii) “PHEVs,” which refers to plug-in hybrid electric passenger vehicles;

●	“NOA” refers to navigation on advanced driver-assistance systems;
●	“ordinary shares” or “shares” refers to the Class A ordinary shares and Class B ordinary shares;
●	“PCAOB” refers to Public Company Accounting Oversight Board, a nonprofit corporation established by the United States Congress to oversee the audits of public companies, among others;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“SEC” refers to the United States Securities and Exchange Commission;
●	“SUVs” refers to sport utility vehicles;
●	“U.S. dollars” or “US$” refers to the legal currency of the United States; and
●	“VIEs” refers to variable interest entities, which are PRC companies conducting business operations in China that have entered into a series of contractual arrangements with their respective shareholders and our PRC subsidiaries and whose financial information has been consolidated into the consolidated financial statements of Li Auto Inc. under U.S. GAAP for accounting purposes; and “the VIEs” that Li Auto Inc. consolidates under U.S. GAAP include Beijing CHJ Information Technology Co., Ltd., or Beijing CHJ, and Beijing Xindian Transport Information Technology Co., Ltd., or Xindian Information.

Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB7.2993 to US$1.00, which was the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “might,” “will,” “would,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy, and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial conditions, and results of operations;
●	the expected outlook of the automotive market including the NEV market in China;
●	our expectations regarding demand for and market acceptance of our vehicles;
●	our expectations regarding our relationships with users, suppliers, third-party service providers, strategic partners, and other stakeholders;
●	competition in our industry;
●	government policies and regulations relating to our industry; and
●	general economic and business conditions globally and in China.

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
100%
100%
100%
Beijing Xindian Transport Information Technology Co., Ltd.
Beijing Co Wheels Technology Co., Ltd.
Jiangsu Xindian Interactive Automobile Sales and Services Co., Ltd.
Beijing Leading Automobile Sales Co., Ltd.
Beijing CHJ Automobile Technology Co., Ltd.
Chongqing Chezhiyu Automobile Sales and Services Co., Ltd.
Beijing Lixiang Automobile Co., Ltd.
100%
Lixiang Zhizao Automobile Services (Shanghai) Co., Ltd.
Beijing CHJ Information Technology Co., Ltd.
Equity Interests
Contractual Arrangements

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for nil, nil and nil of our total revenues in 2022, 2023 and 2024, respectively. As used in this annual report, “Li Auto,” “we,” or “our company” refers to Li Auto Inc., its subsidiaries, and, in the context of describing the operations conducted through our PRC subsidiaries and the VIEs and consolidated financial information, the VIEs in China, including but not limited to Beijing CHJ and Xindian Information. Investors in the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIEs and their subsidiaries in China, including, among others, a Survey and Mapping Qualification Certificate, a Value-Added Telecommunication Business Operating License for Internet Information Service, or ICP License, and an Operating License for the Production and Dissemination of Radio and Television Programs. Given the evolving interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital, additional paid-in capital, and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2023 and 2024, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB18.8 billion, and RMB20.1 billion, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, Li Auto Inc. may fund our PRC subsidiaries only through capital contributions or loans and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2023 and 2024, the outstanding balance of the principal amount of loans by Li Auto Inc. to our intermediate holding companies, subsidiaries and the VIEs was RMB54.5 billion, and RMB49.4 billion, respectively.

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

As of December 31, 2024, the VIEs and their subsidiaries did not pay any service fees to Wheels Technology.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Schedule of Statements of Income/(Loss) Information

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	144,411,378	24,963	23,605	—	144,459,946
Inter-company revenues(1)	—	272,269	10,397,969	1,733,503	(12,403,741)	—
Third-party cost	—	(114,312,446)	(483,642)	(7,720)	—	(114,803,808)
Inter-company cost	—	(9,163,047)	(17,502)	(202)	9,180,751	—
Third-party expenses	(29,476)	(14,978,984)	(5,934,108)	(1,611,040)	(83,416)	(22,637,024)
Inter-company expenses	—	(3,126,729)	(174,967)	(4,721)	3,306,417	—
Share of income from subsidiaries, and income of VIEs(2)	7,821,521	3,908,546	293,273	—	(12,023,340)	—
Other income	240,305	1,596,959	151,358	307,888	—	2,296,510
Income before income tax	8,032,350	8,607,946	4,257,344	441,313	(12,023,329)	9,315,624
Income tax expense	—	(773,537)	(348,797)	(148,040)	—	(1,270,374)
Net income	8,032,350	7,834,409	3,908,547	293,273	(12,023,329)	8,045,250
Less: Net income attributable to noncontrolling interests	—	12,900	—	—	—	12,900
Net income attributable to shareholders of Li Auto Inc.	8,032,350	7,821,509	3,908,547	293,273	(12,023,329)	8,032,350

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	123,847,956	—	3,376	—	123,851,332
Inter-company revenues(1)	—	276,005	11,129,769	2,643,402	(14,049,176)	—
Third-party cost	—	(96,019,319)	(323,732)	(11,530)	—	(96,354,581)
Inter-company cost	—	(7,865,495)	(5,323)	—	7,870,818	—
Third-party expenses	(44,419)	(13,481,777)	(5,284,417)	(1,275,066)	(4,195)	(20,089,874)
Inter-company expenses	—	(5,987,526)	(126,164)	(68,874)	6,182,564	—
Share of income from subsidiaries, and income/(loss) of VIEs(2)	11,716,065	8,348,144	2,146,866	—	(22,211,075)	—
Other income	32,493	1,101,328	811,144	1,099,921	—	3,044,886
Income before income tax	11,704,139	10,219,316	8,348,143	2,391,229	(22,211,064)	10,451,763
Income tax (expense)/benefit	(6)	1,601,731	—	(244,363)	—	1,357,362
Net income	11,704,133	11,821,047	8,348,143	2,146,866	(22,211,064)	11,809,125
Less: Net income attributable to noncontrolling interests	—	104,992	—	—	—	104,992
Net income attributable to shareholders of Li Auto Inc.	11,704,133	11,716,055	8,348,143	2,146,866	(22,211,064)	11,704,133

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	45,286,816	—	—	—	45,286,816
Inter-company revenues(1)	—	87,741	4,230,418	7,211,082	(11,529,241)	—
Third-party cost	—	(31,814,443)	(147,566)	(4,534,351)	—	(36,496,360)
Inter-company cost	—	(7,693,094)	—	(8,290)	7,701,384	—
Third-party expenses	(36,271)	(7,185,416)	(3,584,812)	(1,638,834)	—	(12,445,333)
Inter-company expenses	—	(3,490,054)	(98,945)	(302)	3,589,301	—
Share of (loss)/income from subsidiaries, and income/(loss) of VIEs(2)	(2,300,538)	1,070,558	679,612	—	550,368	—
Other income/(expense)	324,597	1,290,985	235,124	(358,394)	3,210	1,495,522
(Loss)/income before income tax	(2,012,212)	(2,446,907)	1,313,831	670,911	315,022	(2,159,355)
Income tax (expense)/benefit	(3)	126,236	(7,927)	8,701	—	127,007
Net (loss)/income	(2,012,215)	(2,320,671)	1,305,904	679,612	315,022	(2,032,348)
Less: Net loss attributable to noncontrolling interests	—	(20,133)	—	—	—	(20,133)
Net (loss)/income attributable to shareholders of Li Auto Inc.	(2,012,215)	(2,300,538)	1,305,904	679,612	315,022	(2,012,215)

Condensed Consolidating Schedule of Balance Sheet Information

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	4,943,339	57,210,590	531	3,746,663	—	65,901,123
Restricted cash	—	3,463	—	3,386	—	6,849
Time deposits and short-term investments	2,613,125	41,783,722	—	2,507,701	—	46,904,548
Trade receivable	—	130,854	—	4,258	—	135,112
Amounts due from the Group companies(4)	49,408,573	12,116,225	26,461,093	3,271,021	(91,256,912)	—
Inventories	—	8,185,604	—	—	—	8,185,604
Prepayments and other current assets	23,955	4,984,024	13,565	155,002	—	5,176,546
Investments in subsidiaries(2)	20,111,191	21,882,046	—	—	(41,993,237)	—
Contractual interest in VIEs and VIEs’ subsidiaries(2)	—	—	8,244,617	—	(8,244,617)	—
Long-term investments	45,799	705,560	—	171,538	—	922,897
Property, plant and equipment, net(3)	2	20,101,000	915,156	124,775	—	21,140,933
Operating lease right-of-use assets, net	—	7,519,723	191,911	612,329	—	8,323,963
Intangible assets, net(3)	—	302,065	98,139	666,853	(152,106)	914,951
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	2,537,752	1,301	3,127	—	2,542,180
Other non-current assets	—	1,860,190	30,982	297,716	—	2,188,888
Total assets	77,145,984	179,328,302	35,957,295	11,564,369	(141,646,872)	162,349,078

Short-term borrowings	—	281,102	—	—	—	281,102
Trade and notes payable	—	51,749,882	502,722	1,343,590	—	53,596,194
Amounts due to the Group companies(4)	3,721	79,087,602	11,234,068	897,615	(91,223,006)	—
Amounts due to related parties	—	11,321	148	23	—	11,492
Deferred revenue, current	—	1,396,489	—	—	—	1,396,489
Operating lease liabilities, current	—	1,366,644	21,235	50,213	—	1,438,092
Finance lease liabilities, current	—	—	95,205	—	—	95,205
Accruals and other current liabilities	12,482	10,423,976	1,636,454	324,410	—	12,397,322
Long-term borrowings	6,254,897	1,896,701	—	—	—	8,151,598
Deferred revenue, non-current	—	720,531	—	—	—	720,531
Operating lease liabilities, non-current	—	5,051,746	16,216	667,776	—	5,735,738
Finance lease liabilities, non-current	—	346,914	296,070	—	—	642,984
Deferred tax liabilities	—	860,362	—	4,637	—	864,999
Other non-current liabilities	—	5,392,331	273,131	31,488	—	5,696,950
Total liabilities	6,271,100	158,585,601	14,075,249	3,319,752	(91,223,006)	91,028,696
Total shareholders’ equity	70,874,884	20,742,701	21,882,046	8,244,617	(50,423,866)	71,320,382
Total liabilities and shareholders’ equity	77,145,984	179,328,302	35,957,295	11,564,369	(141,646,872)	162,349,078

	As of December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	1,121,233	62,476,935	721	27,730,141	—	91,329,030
Restricted cash	—	479	—	—	—	479
Time deposits and short-term investments	—	1,725,382	—	10,207,873	—	11,933,255
Trade receivable	—	140,047	—	3,476	—	143,523
Amounts due from the Group companies(4)	54,475,676	62,322,940	19,165,427	30,567,860	(166,531,903)	—
Inventories	—	6,871,713	12	254	—	6,871,979
Prepayments and other current assets	—	3,868,375	25,005	172,090	181,848	4,247,318
Investments in subsidiaries(2)	11,452,246	16,408,055	—	—	(27,860,301)	—
Contractual interests in VIEs and VIEs’ subsidiaries(2)	—	—	7,121,753	—	(7,121,753)	—
Long-term investments	10,268	1,065,290	157,045	362,773	—	1,595,376
Property, plant and equipment, net(3)	10	15,424,813	208,291	112,586	(682)	15,745,018
Operating lease right-of-use assets, net	—	5,267,713	17,897	653,620	—	5,939,230
Intangible assets, net(3)	—	318,081	112,506	669,495	(235,902)	864,180
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	1,990,245	—	—	—	1,990,245
Other non-current assets	—	2,236,261	102,434	463,659	—	2,802,354
Total assets	67,059,433	180,121,813	26,911,091	70,943,827	(201,568,693)	143,467,471

Short-term borrowings	6,719,797	255,602	—	—	—	6,975,399
Trade and notes payable	—	47,163,817	239,502	4,466,778	—	51,870,097
Amounts due to the Group companies(4)	3,598	99,688,074	8,847,504	57,988,379	(166,527,555)	—
Amounts due to related parties	—	4,919	5,665	23	—	10,607
Deferred revenue, current	—	1,525,543	—	—	—	1,525,543
Operating lease liabilities, current	—	1,086,216	15,210	45,011	—	1,146,437
Accruals and other current liabilities	193,414	9,035,180	1,395,105	590,927	—	11,214,626
Long-term borrowings	—	1,747,070	—	—	—	1,747,070
Deferred revenue, non-current	—	812,218	—	—	—	812,218
Operating lease liabilities, non-current	—	2,972,326	—	705,635	—	3,677,961
Deferred tax liabilities	—	200,877	—	—	—	200,877
Other non-current liabilities	—	3,686,043	50	25,321	—	3,711,414
Total liabilities	6,916,809	168,177,885	10,503,036	63,822,074	(166,527,555)	82,892,249
Total shareholders’ equity	60,142,624	11,943,928	16,408,055	7,121,753	(35,041,138)	60,575,222
Total liabilities and shareholders’ equity	67,059,433	180,121,813	26,911,091	70,943,827	(201,568,693)	143,467,471

Condensed Consolidating Schedule of Cash Flow Information

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	—	(5,708,550)	3,975,047	1,733,503	—	—
Net cash provided by/(used in) transactions with external entities	205,249	23,018,655	(6,598,239)	(692,505)	—	15,933,160
Net cash provided by/(used in) operating activities	205,249	17,310,105	(2,623,192)	1,040,998	—	15,933,160
Net cash provided by inter-company transactions(6)	6,751,926	23,149,993	—	—	(29,901,919)	—
Other investing activities with external entities	(2,543,595)	(46,101,140)	(151,074)	7,658,640	—	(41,137,169)
Net cash provided by/(used in) investing activities	4,208,331	(22,951,147)	(151,074)	7,658,640	(29,901,919)	(41,137,169)
Net cash provided by/(used in) inter-company transactions(6)	—	1,081	2,774,074	(32,677,074)	29,901,919	—
Other financing activities with external entities	(685,342)	269,694	—	—	—	(415,648)
Net cash (used in)/provided by financing activities	(685,342)	270,775	2,774,074	(32,677,074)	29,901,919	(415,648)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	—	(2,869,165)	225,763	2,643,402	—	—
Net cash provided by/(used in) transactions with external entities	56,515	62,188,526	(3,958,498)	(7,593,022)	—	50,693,521
Net cash provided by/(used in) operating activities	56,515	59,319,361	(3,732,735)	(4,949,620)	—	50,693,521
Net cash used in inter-company transactions(6)	(3,589,329)	(15,616,488)	—	—	19,205,817	—
Other investing activities with external entities	2,137,626	133,450	(195,386)	(2,087,758)	—	(12,068)
Net cash used in investing activities	(1,451,703)	(15,483,038)	(195,386)	(2,087,758)	19,205,817	(12,068)
Net cash provided by inter-company transactions(6)	—	—	3,926,604	15,279,213	(19,205,817)	—
Other financing activities with external entities	1,547,552	(862,167)	—	(500,000)	—	185,385
Net cash provided by/(used in) financing activities	1,547,552	(862,167)	3,926,604	14,779,213	(19,205,817)	185,385

	For the Year Ended December 31, 2022
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	(70)	(2,884,657)	50,319	2,834,408	—	—
Net cash provided by/(used in) transactions with external entities	450,587	20,590,505	(2,738,637)	(10,922,189)	—	7,380,266
Net cash provided by/(used in) operating activities	450,517	17,705,848	(2,688,318)	(8,087,781)	—	7,380,266
Net cash used in inter-company transactions (6)	(23,397,234)	(23,424,257)	—	—	46,821,491	—
Other investing activities with external entities	5,426,871	(7,324,717)	(317,321)	(2,149,494)	—	(4,364,661)
Net cash used in investing activities	(17,970,363)	(30,748,974)	(317,321)	(2,149,494)	46,821,491	(4,364,661)
Net cash provided by inter-company transactions (6)	—	23,397,234	3,006,631	20,417,626	(46,821,491)	—
Other financing activities with external entities	2,789,778	1,250,737	—	1,598,877	—	5,639,392
Net cash provided by financing activities	2,789,778	24,647,971	3,006,631	22,016,503	(46,821,491)	5,639,392

Notes:

(1)	It mainly represents the elimination of the inter-company technical and other service fees.
(2)	It represents the elimination of the investment in our subsidiaries by Li Auto Inc. and contractual interests in the VIEs.
(3)	It represents the elimination of the unrealized profit from inter-company transfer of long-lived assets.
(4)

It represents the elimination of intercompany balances among Li Auto Inc., VIEs, and our subsidiaries. As of December 31, 2023 and 2024, there were no balances for management fees charged to VIEs. The amounts due from group companies and the amounts due to group companies represent the funds provided among Li Auto Inc., the VIEs, and our subsidiaries.

(5)

For the years ended December 31, 2022, 2023 and 2024, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB2.8 billion, RMB2.6 billion, and RMB1.7 billion respectively. For the years ended December 31, 2022, 2023 and 2024, no management fees were paid by VIEs to the WFOE (pursuant to each management fee arrangement with the VIEs).

(6)

For the years ended December 31, 2022 and 2023, net cash provided by subsidiaries to VIEs were RMB20.4 billion and RMB15.3 billion, respectively. For the year ended December 31, 2024, net cash provided by VIEs to subsidiaries were RMB32.7 billion.

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of comprehensive (loss)/income data and selected consolidated cash flow data for the years ended December 31, 2022, 2023 and 2024 and the selected consolidated balance sheet data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2020 and 2021 and the selected consolidated balance sheet data as of December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of comprehensive (loss)/income data for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues:
—Vehicle sales	9,282,703	26,128,469	44,106,434	120,294,667	138,538,092	18,979,641
—Other sales and services	173,906	881,310	1,180,382	3,556,665	5,921,854	811,291
Total revenues	9,456,609	27,009,779	45,286,816	123,851,332	144,459,946	19,790,932
Cost of sales(1)
—Vehicle sales	(7,763,628)	(20,755,578)	(35,688,343)	(94,482,347)	(111,121,036)	(15,223,520)
—Other sales and services	(143,642)	(492,747)	(808,017)	(1,872,234)	(3,682,772)	(504,538)
Total cost of sales	(7,907,270)	(21,248,325)	(36,496,360)	(96,354,581)	(114,803,808)	(15,728,058)
Gross profit	1,549,339	5,761,454	8,790,456	27,496,751	29,656,138	4,062,874
Operating expenses:
—Research and development(1)	(1,099,857)	(3,286,389)	(6,780,032)	(10,586,129)	(11,071,358)	(1,516,770)
—Selling, general and administrative(1)	(1,118,819)	(3,492,385)	(5,665,301)	(9,767,955)	(12,229,323)	(1,675,410)
—Other operating income, net	—	—	—	264,210	663,657	90,921
Total operating expenses	(2,218,676)	(6,778,774)	(12,445,333)	(20,089,874)	(22,637,024)	(3,101,259)
(Loss)/Income from operations	(669,337)	(1,017,320)	(3,654,877)	7,406,877	7,019,114	961,615
Other income/(expense)	480,460	864,508	1,495,522	3,044,886	2,296,510	314,621
(Loss)/Income before income tax	(188,877)	(152,812)	(2,159,355)	10,451,763	9,315,624	1,276,236
Net (loss)/income	(151,657)	(321,455)	(2,032,348)	11,809,125	8,045,250	1,102,195
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(791,985)	(321,455)	(2,012,215)	11,704,133	8,032,350	1,100,428
Weighted average number of ordinary shares
Basic	870,003,278	1,853,320,448	1,941,230,998	1,967,863,759	1,993,191,951	1,993,191,951
Diluted	870,003,278	1,853,320,448	1,941,230,998	2,115,376,392	2,129,273,430	2,129,273,430
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.91)	(0.17)	(1.04)	5.95	4.03	0.55
Diluted	(0.91)	(0.17)	(1.04)	5.55	3.79	0.52
Net (loss)/income	(151,657)	(321,455)	(2,032,348)	11,809,125	8,045,250	1,102,195
Total other comprehensive (loss)/income, net of tax	(1,020,728)	(516,687)	1,327,761	(30,766)	53,128	7,279
Total comprehensive (loss)/income, net of tax	(1,172,385)	(838,142)	(704,587)	11,778,359	8,098,378	1,109,474
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(1,812,713)	(838,142)	(684,454)	11,673,367	8,085,478	1,107,707

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	1,515	26,713	44,845	46,631	39,728	5,443
Research and development expenses	60,789	741,793	1,333,710	1,552,421	1,257,921	172,334
Selling, general and administrative expenses	80,491	332,850	674,610	779,637	1,333,256	182,655
Total	142,795	1,101,356	2,053,165	2,378,689	2,630,905	360,432

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	8,938,341	27,854,224	38,478,016	91,329,030	65,901,123	9,028,417
Restricted cash	1,234,178	2,638,840	1,940,142	479	6,849	938
Time deposits and short-term investments	19,701,382	19,668,239	18,031,395	11,933,255	46,904,548	6,425,897
Total assets	36,373,276	61,848,913	86,537,951	143,467,471	162,349,078	22,241,731
Total liabilities	6,569,679	20,784,611	41,351,644	82,892,249	91,028,696	12,470,878
Total shareholders’ equity	29,803,597	41,064,302	45,186,307	60,575,222	71,320,382	9,770,853
Total liabilities and shareholders’ equity	36,373,276	61,848,913	86,537,951	143,467,471	162,349,078	22,241,731

The following table sets forth our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2020	2021	2022	2023	2024
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by operating activities	3,139,804	8,340,385	7,380,266	50,693,521	15,933,160	2,182,834
Net cash used in investing activities	(18,737,725)	(4,257,244)	(4,364,661)	(12,068)	(41,137,169)	(5,635,769)
Net cash provided by/(used in) financing activities	24,710,697	16,709,533	5,639,392	185,385	(415,648)	(56,944)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(376,646)	(472,129)	1,270,097	44,513	198,120	27,143
Net change in cash, cash equivalents and restricted cash	8,736,130	20,320,545	9,925,094	50,911,351	(25,421,537)	(3,482,736)
Cash, cash equivalents and restricted cash at the beginning of the year	1,436,389	10,172,519	30,493,064	40,418,158	91,329,509	12,512,091
Cash, cash equivalents and restricted cash at the end of the year	10,172,519	30,493,064	40,418,158	91,329,509	65,907,972	9,029,355

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risks Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under headings. These risks are discussed more fully below.

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

We were founded in 2015 and have produced EREVs since November 2019, and we commenced delivery of our first BEV only in March 2024. Li MEGA remains our only BEV model as of the date of this annual report. There is limited historical basis for making judgments on the demand for our BEVs or our ability to develop, manufacture, and deliver BEVs, our ability to expand our charging network to meet the demand of our HPC BEVs, or our ability to maintain continued profitability in the future. It is difficult to predict our future revenues and appropriately budget for our expenses, and we may have limited insight into trends that may emerge and affect our business, particularly when we introduce all new models or adopt technologies where we have less experience, such as BEVs or BEV technologies. You should consider our business and prospects in light of the risks and challenges that we face as a new entrant into the BEV market, including with respect to our ability to continually advance our HPC BEV technologies, develop and manufacture safe, reliable, and quality BEVs that appeal to users, achieve vehicle delivery and servicing in a large volume, build a well-recognized and respected brand cost-effectively, expand our BEV lineup, navigate the evolving regulatory environment, improve and maintain our operating efficiency, manage supply chain effectively, adapt to changing market conditions, including technological developments and changes in competitive landscape, and manage our growth effectively. We may adjust our strategies and plans from time to time to remain competitive as a new entrant into the BEV market. If we fail to address any or all of these risks and challenges, our business may be materially and adversely affected.

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

The China automotive market is highly competitive. We compete with ICE vehicles and new energy vehicles. Our EREVs are also subject to increasingly fierce competition with more entrants into this segment. Many of our current and potential competitors or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles. For example, we believe BYD has a dominant market share in the NEV market, in particular for NEVs priced under RMB200,000 (US$27,400). Meanwhile, experienced entrants from the smart phone industry, such as Huawei’s Harmony Intelligent Mobility Alliance (HIMA) and Xiaomi, are further intensifying the competitive landscape of the NEV market in China, with their popular models such as HIMA’s Aito M9 and Xiaomi’s SU7 each reaching a significant number of deliveries.

We expect competition in the China automotive market to intensify in the future in light of intense price competition and phase - out of government subsidies. Factors affecting competition include, among others, technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, quality of services, branding, and design and styling. Increasing competition may lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects. We cannot assure you that we will be able to compete against other vehicle brands for market share in existing and new markets. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

We currently and in the foreseeable future depend on revenues generated from a relatively limited number of vehicle models.

Although we already have established a multi-model product line, we currently and in the foreseeable future depend substantially on the sales and success of a relatively limited number of vehicle models. Our current product line mostly comprises large and full-size SUVs with similar exterior designs and an MPV, which may not appeal to certain consumers. To the extent our product variety, design, and cycles do not meet consumer expectations, or cannot be achieved on our projected timelines and cost and volume targets, our future sales may be adversely affected. Given that for the foreseeable future our business will depend on a relatively limited number of vehicle models, to the extent a particular model is not timely launched or well-received by the market, our sales volume could be materially and adversely affected, which in turn could materially and adversely affect our business, financial condition, and results of operations.

Our vehicles mainly focus on the Chinese market in the foreseeable future. If the demand for our vehicles significantly decreases, due to a significant change in the average spending power of Chinese families, significant decrease in the number of Chinese families, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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

As a pioneer to successfully commercialize EREVs in China, while we have accumulated experience in volume production of EREVs, we currently face competition from other automakers that have successfully commercialized EREVs as well. Notably, in 2024, a number of other automakers entered into the EREV market by launching vehicle models with similar functionality or features with our EREVs, some of which are priced at RMB200,000 or above and directly compete with our vehicles. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards. In addition, increasing competition in the EREV market in China, such as pricing strategies conducted by our competitors, may cause us to experience lower vehicle sales and slower inventory turnover, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects.

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

We had net losses in the past and may not be able to maintain our profitability.

Although we generated net income of RMB11.8 billion and RMB8.0 billion (US$1.1 billion) in 2023 and 2024, respectively, we incurred net losses of RMB2.0 billion in 2022. While we had net cash provided by operating activities of RMB7.4 billion, RMB50.7 billion and RMB15.9 billion (US$2.2 billion) in 2022, 2023 and 2024, respectively, we had net cash used in operating activities of RMB3.8 billion in the first half of 2024 mainly due to increased payment related to inventory purchase. We made capital expenditures of RMB5.1 billion, RMB6.5 billion, and RMB7.7 billion (US$1.1 billion) in 2022, 2023 and 2024, respectively. The pressure on us to maintain profitable may be exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases, and borrowings. We expect to continue to invest in research and development, production ramp-up of our new models, development of our manufacturing bases, and expansion of retail stores, showrooms, delivery and servicing centers and charging network to further expand our business. These investments may not result in revenue increase, or at all, and we may not be able to maintain our profitability and could incur net losses again in the future.

We may not generate sufficient revenues or incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or maintaining profitability.

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

In addition, any defects in or significant issues with of the range extension system or 5C super charging technologies and our autonomous driving system may weaken user confidence in our vehicles. If any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

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

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews directly on our vehicles, whether factual or not, or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, or negative publicity about third parties that use the same or similar brand name as ours, can harm our reputation, business, and results of operations, even if they are baseless, irrelevant, or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. Moreover, any negative media publicity about the auto industry, especially the NEV industry, or product or service quality problems of other automakers in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. In particular, given the popularity of social media, such as Weixin, Douyin, and Weibo in China, any negative publicity, whether true or not, such as road accidents, vehicle self-ignition, or other perceived or actual safety issues, could quickly proliferate and harm user perceptions and confidence in our brand. Perceived or actual concerns on battery deterioration that are often associated with NEVs could also adversely affect user confidence in our vehicles. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain users, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations could be materially and adversely affected.

Our research and development efforts may not yield the results as expected.

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next-generation EREV powertrain system, 5C battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, operating systems, and computing platforms. In 2022, 2023 and 2024, our research and development expenses amounted to RMB6.8 billion, RMB10.6 billion, and RMB11.1 billion (US$1.5 billion), respectively. Our research and development expenses accounted for 15.0%, 8.5%, and 7.7% of our total revenues in 2022, 2023 and 2024, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

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

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, our EREVs sold in Beijing and Shanghai are ineligible to enjoy the exemptions from the license plate restrictions available to the BEVs, which may have reduced the demand for EREVs in Beijing and Shanghai, two of the major markets for our vehicles, and the BEVs in Beijing are also affected by long queues for license plates. Although we are currently not aware of any government plan to adopt similar policies in areas other than Beijing and Shanghai, changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for our existing and future EREVs, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. Favorable government incentives and subsidies enjoyed by NEVs have been decreasing. China’s central government phased out the subsidies for purchasers of NEVs and the national-level subsidies for NEVs ceased as of the date of this annual report. See “Item 4. Information on the Company—B. Business Overview—Regulations—Favorable Government Policies Relating to NEVs in China—Government Subsidies for NEV Purchasers” for details. In April 2024, China’s central government introduced policies to encourage consumers to replace their old vehicles with new NEVs by offering subsidies. These policies were further updated in August 2024 with increased subsidies amounts. The local governments in China have also been implementing incentives and subsidy policies for consumers of NEVs for replacement purposes. However, if these favorable incentives and subsidies are scaled back in the future, consumer willingness to purchase NEVs may decline, which could negatively impact our vehicle sales.

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

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on all countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China that brings the total additional tariff rate levied on China since 2025 to 54%. On April 4, 2025, the Chinese government announced that China would impose a 34% tariff on goods imported from the United States starting on April 10, 2025. President Trump responded by further imposing an additional 50% tariff on goods imported from China. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, we depend on parts and components from suppliers, some of which are overseas. In addition, certain of our technologies, such as technologies relating to chips, artificial intelligence, and autonomous driving applications, could be subject to restrictions by the government of the United States and other jurisdictions in the future. Therefore, government policies restricting international trade and investments may affect the demand for our vehicles, impact the competitive position of our products, and prevent us from being able to sell products in certain countries.

If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. In recent years, the U.S. Department of Commerce has introduced restrictions related to semiconductor, semiconductor manufacturing, supercomputer, and advanced computing items and end uses in China. These sanctions and export controls could adversely affect us and our supply chain, business partners, or customers. For example, on January 14, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security announced a final rule prohibiting certain transactions involving the sale or import of connected vehicles integrating specific pieces of hardware and software, or those components sold separately, with a sufficient nexus to the PRC or Russia. The term of “connected vehicles” is broadly defined to include most passenger vehicles with smart functions. The United States government has also increased the tariff rate on Chinese EVs from 25% to 100% since September 2024. In addition, the European Commission also increased the tariffs on Chinese EVs with individualized rates for different brands to up to 45.3% in October 2024. Although we do not currently export vehicles to the United States or the European Union, such restrictions in the United States, the European Union and elsewhere due to trade or political tensions may adversely affect us and our supply chain, business partners, or customers.

Export control measures may also affect our supply chain and technology development. The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the special list. As we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs or performance of our products. For example, as the restrictions on the use of certain controlled U.S.-origin technology or software and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities across the globe, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on the demand of our vehicles, and thus negatively affect our business, prospects, financial condition, and results of operations.

We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, and economic risks.

We face challenges and risks associated with expanding our business and operations globally into new geographic markets. Government policies restricting international trade and investments may affect the demand for our vehicles, impact the competitive position of our products, and prevent us from being able to sell vehicles in certain countries or significantly increase our costs. For example, in the EU market, the European Commission concluded its anti-subsidy investigations and increased tariffs on Chinese EVs with individualized rates for five years to up to 45.3% in October 2024. These countervailing duties may be extended for successive five-year periods following an expiry review. The European Union anti-subsidy investigations, the resulting tariffs, and other similar investigations and tariffs in international markets may adversely affect the imports of BEVs from China, such as ours, into international markets and negatively affect our competitiveness if we decide to enter into the EU market.

Similar tariffs or other trade policies that negatively affect us in other jurisdictions may have a negative impact on us in a similar way. In the U.S. market, on January 14, 2025, the U.S. Department of Commerce’s Bureau of Industry and Security announced a final rule prohibiting certain transactions involving the sale or import of connected vehicles. In addition, in September 2024, the office of the U.S. Trade Representative increased the tariffs for Chinese EVs from 25% to 100%. In April 2025, President Trump imposed 10% tariff on all countries and individualized higher tariff rates on a large number of countries, including a 34% additional tariff on China which was later increased by another 50% in response to China’s imposition of additional tariff against the United States. The increased tariffs further impose additional challenges and constraints on any future international expansion to the United States we may undertake, although we do not currently sell vehicles in the United States.

New geographic markets may have competitive conditions, user preferences, and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. In certain markets, we have relatively little operating experience and may not benefit from any first-to-market advantages or otherwise succeed. We also may face protectionist policies that could, among other things, hinder our ability to execute our business strategies and place us at a competitive disadvantage relative to domestic companies. Local companies may have a substantial competitive advantage because of their greater understanding of, and focus on, the local users, as well as their more established local brand names, requiring us to build brand awareness in that market through greater investments in advertising and promotional activities. International expansion may also require significant capital investment, which could strain our resources and adversely impact current performance, while adding complexity to our current operations. We are subject to the laws and regulations of the jurisdictions in which we operate. If any of our overseas operations, or our affiliates or agents, violate such laws, we could become subject to sanctions or other penalties, which could adversely affect our reputation, business, financial condition, and results of operations.

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

We have devoted significant capital to developing and growing our business, including developing and manufacturing our vehicles, purchasing land and equipment, constructing our manufacturing bases, procuring required raw materials, and building our sales and servicing infrastructure. We expect to further incur significant costs that will impact our profitability, including research and development expenses as we roll out new models and improve existing models and continue to invest in autonomous driving technologies, smart space systems and other front-end technologies such as electric powertrain, expenditures to expand our retail stores, expenditures in the expansion of our manufacturing capacities, additional operating costs and expenses for production ramp-up, raw material and auto parts procurement costs, expenditures to expand our HPC network, and selling expenses as we build our brand and market our vehicles. In particular, the prices for raw materials such as aluminum and steel fluctuate upon factors beyond our control, and could adversely affect our business and results of operations. Substantial increases in the prices for our raw materials such as aluminum and steel would increase our cost of revenue and our operating expenses, and could reduce our margins. Furthermore, currency fluctuations, tariffs, or shortages in petroleum and other economic or political conditions may result in significant increases in freight charges and raw material costs. In addition, we may lose control over the increase of costs in connection with our services including after-sale services. Our ability to become profitable in the future will not only depend on our ability to successfully market our vehicles and other products and services but also to control our costs. If we are unable to design, develop, manufacture, market, sell, and service our vehicles and provide services in a cost-efficient manner, our margins, profitability, and prospects would be materially and adversely affected.

A global shortage in the supply of semiconductor chips may disrupt our operations and adversely affect our business, results of operations, and financial condition.

From October 2020 through the end of 2022, the supply of semiconductor chips used for automotive manufacturing experienced a global shortage following the disruption to semiconductor manufacturers due to the COVID-19 pandemic and an increase in global demand for personal computers for work-from-home economies. For example, due to the COVID-19 pandemic in Malaysia, the production of chips dedicated for our millimeter-wave radar supplier was severely hampered, and our production and deliveries for the third quarter of 2021 were adversely affected. We cannot assure you that we will be able to continue to obtain sufficient quantity of chips or other semiconductor components at a reasonable cost. In addition, similar to other components, many of the semiconductor components used in our vehicles are purchased by us from a single source although we reserve the flexibility to obtain the components from multiple sources. If the suppliers for the semiconductor components become unable to meet our demand on acceptable terms, or at all, we may be required to switch to other suppliers, which could be time consuming and costly. In addition, rising tensions between the United States and China could also materially and adversely affect the supply of semiconductor chips for our business. See “—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.” Our high-end models rely on chips produced by NVIDIA to a great extent, and if the supply of NVIDIA chips were to be negatively affected by political tensions and we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition.

A global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. There was a looming shortage of battery packs from mid-2020 through the end of 2022 as a result of an increase in global demand due to increased production of NEVs, rising demand for raw material of battery cells, and the disruption in the supply chain due to the COVID-19 pandemic. Any increase in the price of battery packs, regardless of whether resulting from the foregoing factors, may result in increasing sale price of our vehicles and thus lower demand for our vehicles, which in turn may adversely affect our financial condition and results of operations. Although as of the date of this annual report, we had not experienced any disruption in the manufacture of our vehicles due to a shortage in the supply of battery packs, we cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. Our business is dependent on the continued supply of battery packs used in our vehicles. If any of our battery pack suppliers, in particular CATL which supplies a majority of our battery packs, becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from any of these battery pack supplies could disrupt production of our vehicles until such time as we find an alternative supplier. We cannot assure you that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition. In addition, the price of battery packs may also rise at a faster pace in connection with the global supply shortage and the increased prices for the materials used in the battery cells, which may adversely affect our financial condition and results of operations.

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

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand or idle inventory of raw materials, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. We recognized RMB1.1 billion, RMB234.8 million, and RMB335.9 million (US$46.0 million) in write-downs of inventory to net realizable value and losses on inventory purchase commitments in cost of sales in 2022, 2023 and 2024, respectively. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles or even cancelation of orders and harm our reputation.

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

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our users with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;
●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales, and service facilities while ensuring the quality of our vehicles;
●	constructing or expanding charging network for our vehicles;
●	researching and developing AI technology and the subsequent commercialization;
●	implementing and enhancing administrative infrastructure, systems, and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

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

In addition to our vehicles, we cannot assure you that our products and services or our efforts to engage with our users using both our online and offline channels will be successful, which could affect our user satisfaction and marketing and hence our revenues. Moreover, we are unable to ensure the availability or quality of our products and services, including those provided by third parties, such as servicing, repairment, road assistance, vehicle logistics, and automobile financing and insurance. If any of these become unavailable or inadequate, our users’ experience may be adversely affected, which in turn may materially and adversely affect our business and reputation.

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

In addition, if we are unable to roll out and establish a widespread service network through a combination of our delivery and servicing centers and authorized body and paint shops, user satisfaction could be adversely affected. For instance, our vehicles may be resold to certain jurisdictions where we have not officially launched our delivery and servicing centers or authorized body and paint shops. The lack of such services could pose challenges for our overseas users, potentially adversely affecting their overall satisfaction for our vehicles. This, in turn, could materially and adversely affect our sales, results of operations, and prospects.

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

As we develop and equip our vehicles with autonomous driving technology, we are facing risks associated with autonomous driving as an evolving and complex technology, including the following:

●	the autonomous driving technology is still evolving and, at present, still serving as a supportive assistant in nature. The safety of autonomous driving technology depends, to a great extent, on proper user operations. Users may be unfamiliar with our autonomous driving system or misuse it, leading to potential safety risks;
●	any flaws or misuse of autonomous driving technologies in general, whether actual or perceived, intended or inadvertent, committed by other automakers or third parties, could result in negative publicity on autonomous driving technology in general, erode customers’ confidence in autonomous driving technology or EVs, and/or invite more regulatory scrutiny, thereby create more uncertainties for the adoption of autonomous driving technology and the popularity of our vehicles;
●	while we are continuously optimizing our autonomous driving technology, the technology is still in progress and is yet to achieve wide market acceptance. There can be no assurance that our autonomous driving technology will be able to predict or detect all potential issues during driving. Any incremental changes in our autonomous driving software and hardware may result in safety issues; and

●	the laws and regulations on autonomous driving are still evolving, and we could be subject to liability, government scrutiny, and further regulation. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Autonomous Driving.”

Any of the foregoing could result in accidents and materially and adversely affect our brand image, market share, financial condition, results of operations, and growth prospects.

We may face challenges in building our charging network.

We have started to build an HPC network to achieve a superior charging experience. As of December 31, 2024, we had built 1,727 super charging stations in operation equipped with 9,100 charging stalls in China. However, we have limited experience in the actual provision of our charging network to users and providing these services is subject to challenges, including the challenges associated with sorting out the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity of our services in certain areas, and the potential for lack of user acceptance of our charging stations. In addition, although the Chinese government has supported the roll - out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We also face uncertainties with regard to governmental support and public infrastructure, including whether we can obtain and maintain access to sufficient charging infrastructure, whether we can obtain any required permits and land use rights and complete any required filings, and whether the government support in this area may discontinue. Furthermore, we may be subject to illegal activities perpetrated against us and our charging stalls, which may disrupt our operations and damage user confidence in our vehicles and service offerings, thereby negatively affect our business and results of operations.

Furthermore, given our limited experience in building a charging network, there could be unanticipated challenges which may hinder our ability to provide our charging solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our power solutions, our reputation and business may be materially and adversely affected.

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

Our distribution model is not common in the automotive industry today, particularly in China. We own and operate our distribution network through which we conduct vehicle sales directly to users rather than through dealerships. This model of vehicle distribution is relatively new and its long-term effectiveness is unproven, especially in China. It thus subjects us to substantial risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than the traditional dealership system. For example, we will not be able to utilize long established sales channels developed through a dealership system to increase our sales volume. Moreover, we will be competing with automakers with well established distribution channels. Our expansion of our network of retail stores, showrooms and delivery and servicing centers may not fully meet users’ expectations. Our success will depend in large part on our ability to effectively develop and operate our own sales channels and marketing strategies. Implementing our business model is subject to numerous significant challenges, including obtaining permits and approvals from, or filing with, government authorities, and we may not be successful in addressing these challenges.

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

We also expect our period-to-period results of operations to vary based on our operating costs, which we anticipate will increase significantly in future periods as we, among other things, design, develop, and manufacture our existing and new models, build and equip new manufacturing bases to produce such components, open new retail stores, showrooms and delivery centers, increase our sales and marketing activities, and increase our general and administrative functions to support our growing operations.

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

On December 28, 2021, the CAC, the National Development and Reform Commission, or the NDRC, the Ministry of Industry and Information Technology, or the MIIT, and several other PRC government authorities jointly issued the Cybersecurity Review Measures, which took effect on February 15, 2022 and further restates and expands the applicable scope of the cybersecurity review in effect. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services and network platform operators engaging in data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding personal information of over one million users must apply to the Cybersecurity Review Office for a cybersecurity review before public offering on a foreign stock exchange. Although our securities have been listed on the Nasdaq Global Select Market and the Hong Kong Stock Exchange, given the Cybersecurity Review Measures was relatively new, there are uncertainties as to the interpretation, application, and enforcement of the Cybersecurity Review Measures. On August 17, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure, which took effect on September 1, 2021 and defines critical information infrastructure as any important network facilities or information systems of important industry or field such as public communication and information service, energy, communications, water conservation, finance, public services, e-government affairs, and national defense science, which may endanger national security, people’s livelihood, and public interest in case of damage, function loss, or data leakage. In addition, according to the Regulations on Protection of Critical Information Infrastructure, the administration departments for each critical industry and sector should be responsible to formulate eligibility criteria and determine the scope of critical information infrastructure operator in the respective industry or sector. The operators will be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed implementation rules have been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If so, we will be subject to more scrutiny from the government authorities, which may increase our compliance costs and affect our ability to conduct overseas offerings. If we were regarded as a critical information infrastructure operator by the government authorities, or if our data processing activities and overseas listing were regarded as having impact or potential impact on national security, we may be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resources. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures or clear the cybersecurity review in a timely manner, or at all, if we are required to follow such procedures or are subject to cybersecurity review by the CAC and other PRC regulatory authorities.

In addition, on August 16, 2021, the CAC, NDRC, MIIT, Ministry of Public Security, and Ministry of Transport jointly issued the Regulations on the Management of Automobile Data Security (for Trial Implementation), which took effect on October 1, 2021. These regulations aim to regulate the activities of processing automobile data, including without limitation personal information and important data involved in the process of automotive design, production, sales, use, operation, and maintenance within the PRC territory. The regulations further elaborate the principles and requirements for the protection of personal information and important data in the automotive industry scenarios and requires automobile data processors processing important data to submit an annual report to specify its automobile data security management status to the provincial counterparts of the CAC and other government authorities prior to December 15 each year. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Internet Information Security and Privacy Protection.” We cannot assure you that the regulators will not interpret or implement the laws or regulations in ways that adversely affect us. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction as we extend our business outside of China, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business, and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

Furthermore, on September 24, 2024, the State Council published the Administration Regulations on Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provide that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. The Data Security Regulations provide no further explanation or interpretation as to how to determine what constitutes “affecting national security.” As such, there remain uncertainties of interpretation, application, and enforcement of the evolving relevant laws and regulations, and future regulatory changes may impose additional restrictions.

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

As we expand our operations into other jurisdictions, we will be subject to additional laws and regulations in these jurisdictions. The laws and regulations of other jurisdictions may restrict the collection, storage, transmission, and exchange of data across jurisdictions, which could impose additional and substantial operational, administrative, and compliance burdens on us. Additionally, they may restrict our business activities and expansion plans, and impede our business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. The increasing number of new legal requirements in various jurisdictions, such as the European Union General Data Protection Regulation, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection, and privacy, and may impose significant penalties for noncompliance, including but not limited to, penalties calculated as a percentage of global revenues under the General Data Protection Regulation. In addition, on February 28, 2024, the Biden administration of the United States released an executive order calling for the U.S. Department of Justice to promulgate regulations to prohibit and restrict the transfer of substantial quantities of sensitive personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. On October 21, 2024, the U.S. Department of Justice issued a notice of proposed rulemaking implementing the executive order seeking public comment. As of the date of this annual report, the final rules implementing this executive order and the notice have not been issued yet, and the regulatory definition of sensitive personal data may expand in the final rules. Any failure by us to comply with applicable data privacy and protection laws and regulations, or any failure by our employees to comply with our internal policies and measures, could subject us to regulatory actions and legal proceedings. Regulatory actions include governmental enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way. Such actions and legal proceedings could subject us to significant civil or criminal penalties and may require us to change our business practices. Moreover, they may necessitate significant resources in responding to and defending allegations and claims. All of these outcomes could materially harm our business, prospects, financial condition, and results of operations.

Physical and transitional risks relating to climate change may have material adverse effects on our business, financial condition, and results of operations.

Our business is subject to physical risks relating to climate change. Natural disasters, whether acute or chronic, such as floods, extreme heatwaves, tropical cyclones, and water scarcity pressures may pose significant challenges on our operations, including potential reduced production capacities, damage to equipment and other assets, and disruptions in supply chains and logistics. These risks could also threaten the health and safety of our employees and our supply chain partners. Such impacts may materially and adversely affect our results of operations and financial condition by ways such as causing impairment to our assets or increasing operational costs.

In addition, we and our partners are subject to transition risks in connection with climate change. Governments and regulatory authorities around the world are increasingly introducing laws, regulations, and policies aimed at reducing greenhouse gas emissions and mitigating the impacts of climate change, such as China’s national carbon market and the European Union’s Carbon Border Adjustment Mechanism (CBAM), with an expanding scope of coverage. If we were to be directly included in a carbon tax or carbon market system, we would incur additional compliance costs, such as paying carbon taxes or purchasing carbon allowances. Furthermore, if our upstream suppliers become subject to such regulations, our procurement costs may also rise indirectly. Such transition costs associated with compliance and carbon pricing could impact our financial condition and results of operations.

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

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. As of February 28, 2025, awards to purchase an aggregate of 65,363,550 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate of 26,604,984 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after their grant date. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the board of directors approved to replace such options with the same number of restricted Class B ordinary shares under the same plan, all of which were vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We refer to these 108,557,400 Class A ordinary shares as the CEO Award Shares. By December 31, 2024, as the aggregate number of our vehicle deliveries in the preceding 12 consecutive months exceeded 500,000, the performance condition of the first tranche of CEO Award shares (or 18,092,900 Class A ordinary shares) was satisfied, although we were informed that Mr. Li currently does not intend to pay for the award premium of any CEO Award shares. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Entities or individuals, including our competitors, may hold or obtain patents, copyrights, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, develop, sell, or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from intellectual property right holders regarding their rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. Our registered trademarks and trademarks under application relating to our design, software, or smart technology could be found to infringe upon existing trademark ownership and rights. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following:

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

We regard our trademarks, service marks, patents, domain names, trade secrets, and similar intellectual property as critical to our success. We rely on trademark and patent law, trade secret protection, and confidentiality and license agreements with our employees and others to protect our intellectual property rights.

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

As of December 31, 2024, we had 4,176 issued patents and 6,420 pending patent applications in China. We cannot assure you that all our pending patent applications will result in authorized patents. Even if our patent applications succeed and we are authorized patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to rejection. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Our recognition of deferred revenue is subject to future performance obligations. Our deferred revenue mainly includes the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from customer loyalty points offered in connection with the purchase of our vehicles, extended lifetime warranties for initial owners, vehicle internet connection services, OTA upgrades, undelivered vehicles, and charging stalls. We may have multiple performance obligations identified in one vehicle sales contract and the purchase price for sales of our vehicles and all embedded products and services to a user for which we have received consideration, or an amount of consideration is due, from the user, is recorded as deferred revenue. Due to potential future changes in user preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

Fluctuation of fair value change of short-term and long-term investments that we made may adversely affect our financial condition, results of operations, and prospects.

Our short-term investments primarily consist of investments in financial instruments with variable interest rates and maturity dates within one year, and our long-term investments primarily consisted of investments in publicly traded companies, privately-held companies and private equity funds, long-term time deposits, investments in financial instruments with variable interest rates and maturity dates greater than one year. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term and long-term investments, or we will not incur any fair value losses on our short-term and long-term investments in the future. If we incur such fair value losses, our financial condition, results of operations, and prospects may be adversely affected.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned Banurs v. Li Auto Inc. et al, No. 24-cv-03470 and Chaudary v. Li Auto Inc. et al, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al, No. 24-cv-03470. On March 27, 2025, the plaintiffs filed the amended complaint. The case remains in its preliminary stage. We are currently unable to predict the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. In the event that our initial defense of this case is unsuccessful, there can be no assurance that we will prevail in any appeal. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

A severe or prolonged downturn in the macroeconomy could materially and adversely affect our business, financial condition, and results of operations.

COVID-19 had a severe and negative impact on the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. Like certain other developed and developing economies, the Chinese economy has experienced, and may continue to experience from time to time, slowing growth rate and issues affecting population growth. In light of ongoing inflationary pressure, the Federal Reserve and other central banks raised interest rates in 2023, with a series of bank failures, and started to lower interest rates in 2024. However, inflation continue to be a threat to the global economy. Regional conflicts, such as the Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, and tariffs. The Trump Administration, after coming into power in January 2025, has implemented various political and economic policies, many of which were targeted on China, further creating uncertainties to the U.S.-China relationship and the macroeconomy in general. In recent years, a large number of jurisdictions have imposed higher tariffs and other protective measures on imports and exports, and such protectionist policies could discourage cross-border transactions and globalization.

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

We lease the premises for manufacturing, research and development, retails stores, delivery and servicing centers, offices, and charging stations. We cannot assure you that we would be able to renew the lease agreements without substantial additional cost or increase in the rental cost payable by us. If a lease agreement is renewed at a rent substantially higher than the current rate, or currently existing favorable terms granted by the lessor are not extended, our business and results of operations may be adversely affected.

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

Current PRC laws and regulations place certain restrictions on foreign ownership of certain areas of businesses. For example, pursuant to the 2024 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in radio and television program production businesses.

Li Auto Inc. is a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. Therefore, neither Li Auto Inc. nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing internet information services or other value-added telecommunication services or conduct other businesses that are restricted or prohibited from foreign-owned companies in China. To comply with applicable PRC laws and regulations, we conduct certain operations in China through the VIEs and their subsidiaries by entering into a series of contractual arrangements with the VIEs in China and their respective shareholders. In particular, Beijing CHJ holds a Surveying and Mapping Qualification Certificate. Beijing Chelixing Information Technology Co., Ltd., a wholly-owned subsidiary of Beijing CHJ, currently holds an ICP License and an Operating License for the Production and Dissemination of Radio and Television Programs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under laws and regulations in the Chinese mainland. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

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

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%, except in certain regulatory exceptions. If the PRC laws were revised to allow foreign investors to hold over 50% of the equity interests in value-added telecommunications enterprises providing internet information service, we might be unable to unwind our contractual arrangements with the VIEs, or if we attempt to unwind the contractual arrangements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend their operations, which could materially and adversely affect our business, financial condition, and results of operations.

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

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. There is limited volume of published court decisions, which may be cited for reference but have limited precedential value unless otherwise stipulated by the Supreme People’s Court. The PRC legal system is developing rapidly, and the interpretation of laws, regulations, and rules and the enforcement of these laws, regulations, and rules could lead to uncertainties. For example, on December 29, 2023, the Standing Committee of the National People’s Congress promulgated the revised PRC Company Law, which took effect on July 1, 2024. The new Company Law makes substantial changes in a number of areas, including, among others, imposing time limit for capital contribution to existing and future companies so that companies established before the new Company Law takes effect with a term of capital contributions exceeding the time limit must adjust their schedule of capital contribution unless otherwise provided by relevant laws and regulations or the State Council. We may be required to fulfill our capital contribution obligations to our PRC subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly shorter timeframe than currently stipulated pursuant to the new Company Law. However, as the new Company Law is newly issued, its implementation and interpretation remain uncertain.

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

In addition, the PRC government imposes foreign ownership restriction and the licensing and permit requirements for companies in the internet industry. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Investment in China” and “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Value-added Telecommunications Services.” These laws and regulations are relatively new and are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. We do not directly conduct such business due to the restrictions on foreign investment in businesses providing value-added telecommunications services in China and we rely on contractual arrangements with the VIEs to operate value-added telecommunications services. Beijing Chelixing Information Technology Co., Ltd. currently holds an ICP License. The VIEs and their subsidiaries may be required to obtain additional licenses or permits for certain services carried out by us through our mobile application or to update our exiting licenses or permits. Failure to obtain or update such license may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other adverse impacts on us.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 and 2023, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2024.

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

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Employment and Social Welfare—Employee Stock Incentive Plan.” We and our PRC resident employees who participate in our share incentive plans are subject to these regulations as we are publicly listed in the United States. We are in the process of registration with the local counterparts of SAFE for our PRC resident employees who participate in our share incentive plans as required under the rules. If we or any of these PRC resident employees fail to comply with these regulations, we or such employees may be subject to fines and other legal or administrative sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers, employees, and consultants under PRC law.

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

Furthermore, various jurisdictions around the world have enacted or are considering enacting digital services taxes, which could lead to inconsistent and potentially overlapping international tax regimes applicable to highly-digitalized businesses. In 2021, the Organization for Economic Cooperation and Development announced an Inclusive Framework on Base Erosion and Profit Shifting including Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15%. Subsequently, multiple sets of administrative guidance have been issued. Various tax jurisdictions have either recently enacted legislation to adopt certain components of the Pillar Two Model Rules beginning in 2024 with the adoption of additional components in later years or announced their plans to enact such legislation in future years. We will continue to evaluate the impact of such legislative initiatives in the tax jurisdictions we operate in. These rules and implementations are evolving, and there is no guarantee that our results of operations and financial condition would not be materially impacted.

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

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. Any class action suit could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

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

As of February 28, 2025, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares and 108,557,400 Class A ordinary shares constituting the CEO Award Shares, representing 66.9% of the aggregate voting power of our total issued and outstanding ordinary shares assuming the restrictions for none of the CEO Award Shares are released, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

In April 2021, we issued US$862.5 million 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on the business day immediately preceding November 1, 2027. As the conversion of the 2028 Notes may take place anytime during such periods if the conditions are fulfilled, the conversion of the 2028 Notes and any convertible notes that we may issue in the future will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of such convertible notes may encourage short selling by market participants because the conversion of such notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. Any class action suit could divert a significant amount of our management’s attention and other resources from our business, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our business, financial condition, and results of operations.

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

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ and its subsidiaries through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. Wheels Technology also entered into a series of contractual arrangements with Xindian Information, and its shareholders in April 2019. The contractual arrangements with Beijing CHJ and Xindian Information were subsequently amended and restated, most recently in July 2023. The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to nil, nil, and nil of our total revenues in 2022, 2023 and 2024, respectively. The revenue contribution of the businesses of the VIEs and their subsidiaries with foreign investment restrictions under PRC laws, being the provision of value-added communication services and other foreign restriction business, was not material in 2022, 2023 and 2024.

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

Our principal executive offices are located at 11 Wenliang Street, Shunyi District, Beijing 101399, People’s Republic of China. Our telephone number at this address is +86 (10) 8742-7209. Our registered office in the Cayman Islands is located at P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our website is https://www.lixiang.com. The information on our websites should not be deemed to be part of this annual report. The SEC also maintains a website at https://www.sec.gov that contains reports, proxy, and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system.

B.	Business Overview

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is: Create a Mobile Home, Create Happiness (“创造移动的家, 创造幸福的家”). Through innovations in product, technology, and business model, we provide families with safe, convenient, and comfortable products and services.

Our vehicle products include both EREVs and BEVs. As a pioneer in successfully commercializing EREVs in China, we started volume production of EREVs in November 2019 with our first model Li ONE, a six-seat, large premium smart electric SUV with phenomenal performance. Our current EREV line, Li L series, consists of Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, Li L7, a five-seat flagship family SUV, and Li L6, a five-seat premium family SUV. We entered the BEV market through HPC BEVs. In March 2024, we launched Li MEGA, our inaugural BEV and a high-tech flagship family MPV, which commenced delivery in the same month. We will continue to expand our product lineup to target a broader user base.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs priced over RMB200,000 (US$27,400). In light of diverse family needs in terms of price range, vehicle size, seat options, and intelligence level, we have developed our Li L series to capture these needs. Leveraging our enhanced product strengths and operating efficiency, we have consistently set new record highs in deliveries. Each of the Li L9, Li L8, Li L7, and Li L6 models has surpassed the significant milestone of 200,000 cumulative deliveries. The total deliveries of our vehicles reached over 500,000 in 2024, setting the record for the fastest growth among premium auto brands in the Chinese market. On October 18, 2024, we hit the one million cumulative vehicle deliveries milestone, becoming the first emerging new energy automotive brand in China to reach this benchmark, just 58 months after delivering our first vehicle in December 2019, and the cumulative deliveries of our vehicles reached 1,133,872 as of December 31, 2024.

We focus on platform-based strategies to organize and execute our vehicle roadmap, as we believe the combination of EV and intelligent platform capabilities would continue to lead to increasing operational efficiency.

●	EREV. Our proprietary EREV solution enables families to enjoy all the benefits of a premium, spacious SUV while free from range anxiety. The Li L series boost a maximum CLTC pure electric range of 286 kilometers and CLTC combined range of 1,421 kilometers with superior NVH performance of only around 60dB at a speed of 80 km/h when the range extender is on. We plan to further develop and optimize the overall performance of our EREV powertrain system.
●	BEV. Our HPC BEV technologies deliver superior charging experience to achieve a driving range of 500 kilometers with just a 12-minute charge, offering energy replenishment as efficient as ICE vehicles refueling. Our HPC solution includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a 5C super charging network.
●	Autonomous Driving. We equip our vehicles with proprietary autonomous driving technologies that enable superior driving experience and safety features. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Li AD Max supports both highway and city NOA, while Li AD Pro supports highway NOA. We will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.
●	Smart Space. The smart space features of our vehicles provide premium in-car experience. The Li L series and Li MEGA are equipped with smart space systems with flexible choices of smartness, featuring multi-screen, three-dimensional interactions, voice interactions, and constantly evolving smart features, bringing exceptional in-car interactive experience to passengers. We continue to optimize and innovate the smart features of our vehicles to enhance user experience and satisfaction.

Quality is essential to our business. We manufacture in-house and collaborate with industry-leading suppliers to ensure the high quality of our vehicles. We have built our own Changzhou manufacturing base and Beijing manufacturing base, which allow our engineering and manufacturing teams to seamlessly collaborate with each other and streamline the feedback loop for rapid product enhancements and quality improvements. We also have implemented strict quality control protocols and measurements for selecting and managing our suppliers.

Vehicle Delivery

Our cumulative vehicle delivery was 257,334 as of December 31, 2022, 633,364 as of December 31, 2023, and 1,133,872 as of December 31, 2024.

Our Vehicles

Li L Series

Li L series, our EREV line, is equipped with our proprietary all-wheel drive EREV powertrain system, with varying sizes and prices for different user needs. The cumulative delivery of the Li L series models have surpassed one million as of the date of this annual report, underscoring our dominant position in EREVs in the SUV market in China. The following table sets forth the current model composition under the Li L series.

Model Name	Description
L9	Six-seat flagship family SUV
L8	Six-seat premium family SUV
L7	Five-seat flagship family SUV
L6	Five-seat premium family SUV

The Li L series offer enhanced product capabilities through upgrades in the range-extension system, chassis system, safety features, comfort configurations, and vehicle intelligence to better meet the needs of family users. In April 2024, we launched Li L6, designed to meet the mobility needs of young families with budgets ranging from RMB200,000 to RMB300,000. which offers spacious interior and superior configurations and employs an all-wheel-drive extended range electric system.

We are committed to delivering vehicles to our users with highest safety standards. Each model of the Li L Series received the highest safety rating under the standards of the China Insurance Automotive Safety Index (C-IASI) Management Center or received one of the highest comprehensive scores of its kind under the China New Car Assessment Program (C-NCAP) released by China Automotive Technology and Research Center Co., Ltd. For example, Li L6 received a “G+,” the highest rating under C-IASI’s latest assessment protocols in three valuation categories in September 2024 and a five-star safety rating with a comprehensive score of 90.5%, the highest score under the C-NCAP’s 2024 testing standards.

Li MEGA

Li MEGA, our inaugural BEV, is a high-tech flagship family MPV featuring superior performance across safety, drivability, and comfortability, as well as contour design. It adopts unconventional aerodynamics appearance and provides ample cabin space with a low drag coefficient. Embodying our latest technological advancements in electrification and intelligentization, Li MEGA is built on an 800-volt battery electric platform and equipped with a 102.7 kilowatt-hour 5C battery. A 12-minute charge using our 5C super charging stalls could replenish 500 kilometers of range for Li MEGA. Enhanced by silicon carbide power chips, Li MEGA’s energy consumption is 15.9 kilowatt-hours per 100 kilometers based on CLTC testing results. Li MEGA comes standard with the Li Auto Fortress Protection System that guards family passengers and is equipped with our Li Magic Carpet air suspension. We launched Li MEGA in March 2024 and commenced delivery in the same month. In September 2024, Li MEGA received the highest “G+” rating in the three same C-IASI valuation categories and became the first MPV to receive a “G” rating in crash tests of 25% frontal offset impact on both the driver and the passenger sides under C-IASI’s latest assessment protocols.

Technology

EREV Powertrain

We are the pioneer in developing EREV technologies and applied them to our EREV models starting from Li ONE, followed by the Li L Series. An EREV is purely driven by its electric motor, but its energy source and power come from both its battery pack and range extension system. EREVs can replenish energy by slow charging, fast charging, and refueling, thus eliminating range anxiety for users. EREVs offer high-quality driving experience similar to that of BEVs, such as smooth acceleration and superior NVH performance. The overall energy consumption level of our EREV models is much lower than that of ICE vehicles in a similar class, as a result of its high energy efficiency range extension system. We believe that our EREV technologies will help accelerate the adoption of electric vehicles in China and contribute to China’s national initiatives to build a low-carbon-emission society. For consumers, we believe that our vehicles have a competitive advantage over ICE vehicles in terms of performance, cost efficiency, and user experience.

Our EREV powertrain primarily consists of an electric propulsion system and a range extender. Our 1.5T range extender features a low-acoustic-sensitivity frame-type cylinder block and high stiffness crankshaft, suppressing noise from the source. Base on a combustion system design with a high tumble channel and a circular-arc piston head, our range extender burns the kinetic energy quickly and maintains a high thermal efficiency range of 40.5%, offering quieter driving experience and consuming less energy. The range extension system has been enhanced through OTA upgrades to support a longer-range during winter. Our EREV powertrain is able to optimize the power balance between fuel and electric leveraging data on upcoming road conditions, vehicle energy consumption, and power output. This holistic approach minimizes the operation of the range extender in low-efficiency zones, thereby reducing overall fuel consumption and enhancing the NVH performance.

HPC BEV Technologies

As a pioneer in HPC BEV technologies, we develop them to deliver superior charging experience to achieve a driving range of 500 kilometers with just a 12-minute charge, offering energy replenishment as efficient as ICE vehicles refueling. Our BEV technologies boast 5C battery cells that support supercharging technology, highly integrated lightweight design, high collision safety design, and efficient thermal management design. In addition, the high-voltage platform is designed utilizing a high power density electric drive system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies. With 5C battery, 5C super charging stalls featuring an 800 voltage architecture. Our proprietary SiC power chip paired with the high-voltage 3-in-1 drive motor elevates the performance of the electric driving system while also deeply integrating the booster module with the motor.

Autonomous Driving

Autonomous driving technologies enable superior driving experience and enhance driving safety. We leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions. Our autonomous driving system is optimized and adapted based on the complex road conditions in China. It currently features highway NOA and city NOA, assisted driving (lane centering control), AEB and AES active safety system, and automated parking system. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Li AD Max supports both highway and city NOA, while Li AD Pro supports highway NOA. Li AD Max also provides users with one-click point-to-point autonomous driving feature, leveraging our end-to-end (E2E) and vision-language model (VLM) technologies and seamlessly integrate both city and highway NOA capabilities, providing end-to-end functionality across all driving scenarios. The latest version, Li AD Max V13, delivers smoother performance when navigating complex road conditions with new safety features such as Emergency Lane Keeping (ELK) and Takeover Deceleration Assist. Our models featuring Li AD Max are taking up an increasing proportion of the total orders, evidencing customers’ willingness to pay for our AD technology. We also expect our next-generation proprietary autonomous driving architecture, MindVLA, to accelerate the adoption of autonomous driving technologies, extending their benefits to a wider range of users.

In addition, we have developed our own proprietary autonomous driving data platform to enhance users’ autonomous driving experience. The autonomous driving data platform accumulates driving data about the driving decisions and patterns of an actual human driver in various scenarios in encrypted forms, without any personally identifiable information in compliance with the data privacy laws and regulations, and uploaded to the cloud database of the autonomous driving data platform where the data will be examined and analyzed via algorithms and data mining to optimize the autonomous driving system.

Smart Space and Li Xiang Tong Xue

A cabin with smart space technologies is a future trend for the automotive industry and will unlock premium user experiences to families, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. As a trendsetter and a top-tier performer in smart space technologies, we have been focusing on smart space features such as human-car interactions, multi-screen three dimensional interactions, and voice assistant Li Xiang Tong Xue since our first model, and have designed the core software and functions of our interactive systems.

We offer smart space systems in all our current vehicles. Li L9 and Li MEGA are equipped with the SS Ultra system. Our pioneering multi-screen three-dimensional interactive mode elevates the driving and entertainment experience to a new level. At front, a combined HUD and interactive safe driving screen projects key driving information onto the front windshield. The other three screens, including the vehicle’s central control screen, the passenger entertainment screen, and the rear cabin entertainment screen, are Gen4 OLED screens, delivering first-class entertainment experiences to the entire family. Li L9’s and Li MEGA’s smart cockpit is supported by a computing platform encompassing a high-performance Qualcomm Snapdragon 8295P chip, which ensures the smoothness and responsiveness of its five-screen three-dimensional interactions. Li L8, Li L7, and Li L6 are also equipped with HUDs in their standard configurations and employ SS Pro and SS Max systems with flexible choices of smartness.

Our smart assistant, Li Xiang Tong Xue serves as an encyclopedic teacher and a reliable assistant in driving, travel, and entertainment for the whole family. It supports multiple interaction methods including voice, gesture, and touch, enabling more natural and vivid interaction with users. Li Xiang Tong Xue evolves through continuous growth and iteration with its integrated memory network and delivers end-to-end, efficient, and natural responses to the diverse needs of family members. Li Xiang Tong Xue is now available for download on mobile devices, extending the benefits of its intelligent capabilities to more families and users. The mobile app also unlocks various entertainment and live functions, such as translating menus, providing podcasts, and offering meaningful chats across diverse fields.

In March 2025, we launched our proprietary operating system, Li Halo OS, making us the world’s first automaker to commit to open-sourcing its proprietary operating system for smart vehicles.

OTA Upgrades

Our vehicle systems are designed with extendibility through firmware OTA upgrades, which improve system performance and enable users to access new features. Our OTA upgrades can also automatically roll back if there are issues during the upgrading process and retry later. Through OTA upgrades, we are able to add more features to our in-car interactive and entertainment systems, improve powertrain performance, optimize vehicle and system control algorithms, and upgrade autonomous driving system.

In 2024, we released 19 OTA upgrades, implementing over 600 optimized functions and features. In 2025, we further released OTA updates, introducing the new Li AD Max V13, to provide users with enhanced autonomous driving experience, smart space capabilities and smart electric features.

Research and Development

As an emerging automaker, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities relating to intelligent vehicle technologies primarily in our headquarters in Beijing, China, and we also maintain research and development centers in Shanghai, China and Munich, Germany. We are developing electric vehicle technologies, such as next-generation powertrain system, 5C battery technologies, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, intelligent cockpit, and operating systems. As of December 31, 2024, we had 5,930 employees engaging in research and development. In 2024, our research and development expenses reached RMB11.1 billion, accounting for 7.7% of our total revenues for the year.

Vehicle Design and Engineering

We have developed significant in-house capabilities in the design and engineering of NEVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined unified design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in NEV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. Many of our exterior design features have been trendsetters, such as the 3D halo lights and the highly recognizable outline and flawless, pure bodywork of Li MEGA.

Sales and Marketing

Digitalized Approach

We have built an integrated online and offline platform to engage users throughout their journey. We convert sales leads from various channels to registered users through our website, Li Auto App, and Weixin mini-program. The system analyzes conversion efficiency and optimizes sales strategies through data analytics. Additionally, our online engagement encourages existing owners to promote our vehicles, creating a self-sustaining cycle that improves conversion rates and reduces acquisition costs.

Users can place orders with a RMB5,000 deposit, which becomes non-refundable after 24 hours, at any of our digital touchpoints. Orders automatically confirm after 24 hours, and no additional deposits are required from the user prior to delivery. Our delivery specialists assist with financing and home charger installation, coordinating vehicle pickup once the car arrives. This streamlined process, combined with our sales and service network, enhances efficiency, lowers offline service costs, and improves overall user experience.

Direct Sales Network

We build and operate our own sales and distribution infrastructure and sell our vehicles directly to our users. We believe that our direct sales model not only improves economic and operational efficiency significantly, but also provides our users with superior purchasing experiences consistent with our values and brand image.

As of December 31, 2024, we had 502 retail stores in China , located in high-traffic malls and auto sales parks to maximize exposure and offer in-depth test-drive experiences. Users visit a store for vehicle check-up, test-drive, and order placement. While providing purchase, delivery, and servicing experiences, our direct sales and servicing network also allows us to digitalize our user interactions and gain a gateway to user preferences and pain points. We continue to expand and innovate to improve our retail distribution and customer experience through additional locations and innovative sales strategies.

Marketing Strategies

We have been able to generate significant media coverage of our company and our vehicles. Our principal marketing goals are to build brand awareness and loyalty, generate sales leads, and integrate user input into the product development process.

We focus our marketing efforts on generating word-of-mouth referrals and creating content for marketing on new media and short-video social media platforms. Our marketing content includes high-quality videos developed in-house, which elaborate on our product specifications and technologies. We also publish voluntary referrals from our users and videos created by key opinion leaders in areas across technology, travel, and maternal and infant products, all of which represent real user experiences and enhance the popularity of our vehicles. We also leverage the data-driven features of short-video social media platforms to accurately target users by marketing on leading platforms. We believe that the combination of our high-quality content and the optimization of our marketing channels, in addition to the strong word-of-mouth referrals of our users and our digitalized direct sales system, forms a virtuous cycle from content marketing to sales leads, and in turn to word-of-mouth referrals, which enables us to achieve continued brand exposure and attract high-quality potential users at a relatively low marketing cost.

Servicing and Warranty

As of December 31, 2024, we had 478 servicing centers and Li Auto-authorized body and paint shops across 225 cities in China. Servicing centers and Li Auto-authorized body and paint shops perform in-person maintenance and repairs, and are generally located in urban development hubs or areas with a high concentration of automotive industry with convenient transportation.

We have started to build an HPC network to achieve a superior charging experience. As of December 31, 2024, we had built 1,727 super charging stations in operation equipped with 9,100 charging stalls in China.

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

We remain committed to operating our own manufacturing facilities, with our green intelligent manufacturing bases in Changzhou and Beijing, China. By adopting highly automated, intelligent, and digitalized production lines with a large amount of cutting-edge manufacturing processes, we created an efficient and controllable intelligent manufacturing system. Leveraging our proprietary intelligent platforms such as the stamping digitalization system, Lianshan quality monitoring and early warning platform, and Li-MOS manufacturing management system, we built an intelligent manufacturing super brain to connect all assembly data and process flows, achieving end-to-end closed-loop management throughout all processes of each business. We also used vision sensors and algorithms to precisely control the workflow of hardware equipment to realize flexible production and intelligent inspection. We will continue to leverage data and technologies to facilitate production and rapid iterations of related technologies, thereby continuously enhancing manufacturing efficiency and product quality.

Supply Chain

We take a modularized approach to supply chain management. Alongside long-term, efficient collaboration with supply chain partners for mutual benefits, we continue to actively enhance the “co-creation model” with a keen focus on our in-house development and manufacturing capabilities for core smart electric vehicle components, aiming to achieve a right balance between managing upstream costs and controlling risks. We have developed close partnership with suppliers for key parts and implemented a supplier relationship management system to improve the efficiency of our cooperation. We actively explore additional opportunities to work with first-tier suppliers to ensure supply and develop next-generation technologies.

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

Quality Control

We have established a rigorous product quality and safety management system that covers design, development, production, testing, and after-sales service. Based on the Plan, Do, Check, and Act (PDCA) management model, we have formulated and implemented effective quality procedures for vehicle development and design. To ensure our designs meet stringent safety and quality standards, we standardize functional safety management during the design phase. Additionally, we engage professional third parties for independent audits and certifications, reinforcing our commitment to excellence.

Our product verification system integrates hardware and software testing, covering materials, parts, systems, autonomous driving, Human-Machine Interface (HMI), and whole vehicle electrical/electronic (E/E). By combining external testing resources with internal capabilities to upgrade validation standards, we enhance validation standards to ensure vehicle quality and performance. During delivery, we conduct rigorous quality standard checks on the vehicle’s appearance, functionality, sealing, safety compliance, and road test performance. Embracing smart manufacturing, we incorporate cutting-edge automated machinery and intelligent driving technologies into production, facilitating unmanned quality inspections. In 2024, projects like automated paint defect detection and wireless vehicle equipment interconnection underwent algorithm development and system validation at our Changzhou and Beijing facilities, with several now in pilot operation.

We are proud to keep a zero-fire record with over a million vehicles delivered as we applied advanced technologies for battery safety, including high-safety cell design and process controls equipped with automated defect detection, industry-leading thermal insulation systems, and bottom protection design of the vehicle architecture.

Environmental, Social and Governance (ESG)

In pursuit of our vision and mission, we have integrated sustainability practices into corporate strategies and operations. We honor our corporate responsibilities and contribute to sustainable development of the whole society. By regularly hearing from our users, employees, suppliers, media and press, and local communities, we identify risks and opportunities in our business operations and prudently prioritize and implement ESG initiatives.

In September 2024, we were awarded the highest “AAA” rating by MSCI ESG Research for the second consecutive year, in recognition of our excellence in key areas such as corporate governance, product quality and safety, clean technologies, and our commitment to sustainable development and social responsibility. In the 2024 S&P Global Corporate Sustainability Assessment (S&P Global CSA), we took a leading position among Chinese automakers.

Our 2024 Environmental, Social and Governance Report showcases our ESG strategies, management, and practices, and is available on our investor relations website in simplified Chinese, traditional Chinese, and English.

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

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2024, we had 4,176 issued patents and 6,420 pending patent applications in China, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs in China. As of December 31, 2024, we had 1,317 registered trademarks and 1,675 pending trademark applications in China. As of December 31, 2024, we also held or otherwise had the legal right to use 86 registered copyrights for software and 92 registered domain names in China, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies and file additional trademark applications with respect to our brand.

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

Pursuant to the Announcement on the Implementation of Compulsory Product Certification Management for Electric Vehicle Supply Equipment issued by the SAMR on December 5, 2024, which took effect on March 1, 2025, designated certification authorities begin accepting applications for compulsory product certifications applications for electric vehicle supply equipment starting March 1, 2025. In addition, from August 1, 2026, electric vehicle supply equipment without the requisite compulsory product certifications will no longer be permitted for manufacture, sale, importation, or any other commercial use.

Regulations on Electric Vehicle Charging Infrastructure

Pursuant to the Guidance Opinions of the General Office of the State Council on Accelerating the Promotion and Application of the New Energy Vehicles, which took effect on July 14, 2014, the Guidance on the Development of Electric Vehicle Charging Infrastructure (2015-2020), which took effect on October 9, 2015, and the Development Plan for the New Energy Vehicle Industry (2021-2035), which took effect on October 20, 2020, the PRC government encourages the construction and development of charging infrastructure for electric vehicles, such as charging stations and battery swap stations, and only centralized charging and battery replacement power stations are required to obtain approvals for construction permits from the authorities. The Circular on Accelerating the Development of Electric Vehicle Charging Infrastructures in Residential Areas promulgated on July 25, 2016 further provides that the operators of electric vehicle charging and battery swap infrastructure are required to carry liability insurance for the safety of their facilities. The manufacturers of charging and battery swap facilities and electric vehicle manufacturers are encouraged to purchase liability insurance on charging safety to protect individual users.

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

Regulations on Vehicle Maintenance and Repair

Pursuant to the Administrative Provisions on Vehicle Maintenance and Repair promulgated by the Ministry of Transport on June 24, 2005 and most recently amended on November 10, 2023, operators providing vehicle maintenance and repair services must file with the local transportation authority at the county level for record after completion of the registration with market supervision administration authorities. Where there is any change to the information filed, the operator must update such information with the relevant transportation authority. The vehicle maintenance and repair services are classified into three classes, namely, Class I, Class II or Class III according to its business and service capabilities. Automotive maintenance operator must conduct the automotive maintenance business in accordance with the national, industrial or local standards for automotive maintenance and the technical information for automotive maintenance published by the automobile manufacturer or importer. In addition, automotive maintenance operators must publish their charging items, typical number of hours required to perform each service and service rate at their business premises. The transportation authorities at the county level or above may order the operator engaging in the automotive maintenance business to rectify if such operator fails to meet the regulatory standards for automotive maintenance formulated by the competent authorities of transportation under the State Council; if the circumstance is serious, the transportation authorities at the county level or above may order such entity or relevant individuals to suspend business for rectification. In addition, if any entity or individual engaging in the automotive maintenance business fails to file as required might be ordered to rectify by the transportation authorities at the county level or above. Failure to rectify may subject such entity or individuals to fines of not less than RMB3,000 but not more than RMB10,000.

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

On August 1, 2024, the MIIT issued the Notice on Further Strengthening the Management of Access, Recall, and Software Online Upgrade for Intelligent Connected Vehicles (Draft for Comments) for public comments. The notice aims to enhance the management of access and recall procedures for intelligent connected vehicles equipped with integrated driving assistance systems, and further regulate the OTA software upgrades by automotive manufacturers, thereby strengthening the collaborative management of automotive software upgrades.

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

On April 24, 2024, the Ministry of Commerce and six other departments issued the Detailed Implementation Rules for Subsidies on Automobile Replacement, which stipulates that from April 24, 2024 to December 31, 2024, individual consumers who scrap gasoline-powered passenger vehicles meeting or below the National III emission standards or NEVs registered before April 30, 2018, and purchase NEVs included in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax published by the MIIT, are entitled to a subsidy of RMB10,000. Pursuant to the Notice on Further Improving the Implementation of the Automobile Replacement issued by the Ministry of Commerce and six other departments on August 15, 2024, the aforementioned subsidy amount was increased to RMB20,000. In addition, according to the Notice on the Implementation of Large-scale Equipment Renewal and Consumer Goods Replacement in 2025 issued by the NDRC and the Ministry of Finance on January 5, 2025, the aforementioned subsidy policy has been extended through 2025. Under this notice, individual consumers who scrap (i) gasoline-powered passenger vehicles registered before June 30, 2012, (ii) diesel-powered or other fuel passenger vehicles registered before June 30, 2014, or (iii) NEVs registered before December 31, 2018, and purchase NEVs included in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax, are eligible for a subsidy of RMB 20,000 per vehicle

Exemption of Vehicle Purchase Tax

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

On May 27, 2024, the MIIT, the Ministry of Finance and the State Taxation Administration issued the Announcement on Amending the Technical Requirements for Energy-Saving and New Energy Vehicle Products Eligible for Vehicle and Vessel Tax Preferences, which became effective on July 1, 2024. According to the announcement, starting July 1, 2024, new energy vehicles applying for inclusion in the Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax issued by the MIIT must comply with specified technical requirements. Starting July 1, 2024, vehicle models failing to meet the technical requirements outlined in the announcement will not be included the new Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax. For vehicle models that have been included in the relevant Catalog of New Energy Vehicle Models Exempt from Vehicle and Vessel Tax and meet the specified technical requirement will automatically be transferred to the new catalog.

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shenzhen, Shanghai, Beijing, Tianjin, Guangzhou, Hangzhou, and Hainan have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for NEV purchasers to obtain license plates. For example, in Shenzhen, pursuant to the Detailed Rules of Shenzhen Municipality for the Implementation of the Administration of the Increase of Cars (2019) which was issued on January 11, 2019 and was replaced by the Detailed Rules of Shenzhen Municipality for the Implementation of the Administration of the Increase of Cars, which was issued on February 27, 2024 and took effect on March 1, 2024, NEVs including EREVs and BEVs are exempt from the license plate restrictions. However, in Shanghai, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2021 Version), EREVs are not considered NEVs that are exempt from the license plate restrictions starting from January 1, 2023. Pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2025 Version), which replaced its 2024 Version (the 2024 Version was issued on December 14, 2023, and took effect on January 1, 2024), local authorities will issue new license plates to qualified BEVs and fuel cell vehicles purchasers without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. The 2025 Version was issued on December 27, 2024, and became effective on January 1, 2025. In Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing.

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

Certain local governments have also implemented incentive policies for the construction and operation of charging infrastructure. For example, pursuant to the Interim Rules on Subsidies for the Operation of Electronic Vehicles Charging Infrastructures for Public Use in Beijing, which took effect on August 4, 2021, certain operators of charging facilities for public use may be eligible for subsidies based on their charging capacity and operation review results before December 31, 2023. Likewise, such subsidies were also implemented in the Implementation Rules on the Subsidies for Construction and Operation of Electronic Vehicles Charging Infrastructures in 2022 in Beijing that took effect on July 28, 2022.

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

On December 27, 2023, the MIIT issued the Notice regarding Matters Concerning the Management of the Corporate Average Fuel Consumption and New Energy Vehicle Credit for the years 2024 and 2025. The notice clarified the NEV credit ratio requirements for 2024 and 2025, as well as other related matters concerning the calculation and management of NEV credits.

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

On July 26, 2024, the Ministry of Natural Resources issued the Notice on Strengthening the Management of Surveying and Mapping Geographic Information Security for Intelligent Connected Vehicles, which came into effect on the same day. This notice expands the scope of surveying activities for intelligent connected vehicles, as outlined in the Notice on Promoting the Development of Intelligent Connected Vehicles to Maintain the Security of Mapping and Geographic Information. It specifies the collection, storage, transmission, and processing of geographic information data (including road topology data), such as spatial coordinates, real-scene images (video and image environmental perception data), point clouds, and their attribute information by intelligent connected vehicles during operation, service, and testing, are considered surveying activities under the PRC Surveying and Mapping Law. As such, these activities must be regulated and managed in accordance with surveying and mapping laws and regulations.

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

The currently effective negative list is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was published by the Ministry of Commerce and NDRC on September 6, 2024, and took effect on November 1, 2024. In addition, in October 2022, the Ministry of Commerce and the NDRC jointly issued the Encouraged Foreign Investment Industry Catalog (2022 Version), which took effect on January 1, 2023. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in on-ground mobile surveying, and radio and television program production businesses under the 2024 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2024 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

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

On December 30, 2019, the Ministry of Commerce and the SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the measures, where a foreign investor directly or indirectly carries out investment activities in mainland China, the foreign investor or the foreign-invested enterprise must submit the investment information to the competent commerce department for further handling.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council in 2000 and amended in 2011 and 2024, “internet information services” refer to the provision of information through the internet to online users, and are divided into “commercial internet information services” and “non-commercial internet information services.” A commercial ICP service operator must obtain an ICP license before engaging in any commercial internet information services in China, while the ICP license is not required if the operator will only provide internet information on a non-commercial basis.

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

Regulations on Consumer Rights Protection

Our business is subject to a variety of consumer protection laws, including the PRC Consumer Rights and Interests Protection Law, which was amended in 2013 and took effect on March 15, 2014. It imposes stringent requirements and obligations on business operators. Failure to comply with these consumer protection laws could subject us to administrative sanctions, such as the issuance of a warning, confiscation of illegal income, imposition of fines, an order to cease business operations, revocation of business licenses, and potential civil or criminal liabilities. On March 15, 2024, the State Council promulgated the Implementation Rules of the PRC Consumer Rights and Interests Protection Law, which came into effect on July 1, 2024 and refined and enhanced the basic framework of the PRC Consumer Rights and Interests Protection Law.

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

On September 12, 2022, the CAC released the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities and raises the upper limit of monetary fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or 5% of the company’s total sales from the previous year.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision Against the Illegal Collection and Use of Personal Information by Apps issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the protection of personal information. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation, or in other default forms and should not collect personal information in (i) violation of laws or regulations, or (ii) breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon Users’ Personal Rights and Interests issued by the MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security, and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly seen illegal practices of app operators in terms of the protection of personal information, including: “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner, and scope of collecting and using personal information,” “collection and use of personal information without consent of users of the app,” “collecting personal information irrelevant to the services provided by the app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws,” and “failure to publish information such as methods for complaints and reporting.” Any of the following acts, among others, of an app operator will constitute “collection and use of personal information without consent of users:” (i) collecting any user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking any user’s consent such that the user’s normal use of such app is disturbed; (iii) collecting any user’s personal information that has been actually collected by the app operator or activating the permission for collecting any user’s personal information by the app operator that is beyond the scope of personal information authorized to be collected; (iv) seeking any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing of such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting the users’ personal information by improper methods, such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission for collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by the app operator.

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

Pursuant to the Measures for Cybersecurity Review (2020) promulgated by the CAC and certain other PRC regulatory authorities in April 2020, which took effect in June 2020, critical information infrastructure operators must pass a cybersecurity review when purchasing network products and services that affect or may affect national security. On December 28, 2021, the CAC published the Cybersecurity Review Measures, which took effect on February 15, 2022 and replaced the Measures for Cybersecurity Review (2020). Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities that affect or may affect national security must be subject to the cybersecurity review. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator should assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review. The government authorities may initiate the cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security.

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

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Transfer, or the Cross-border Data Transfer Provisions, which took effect immediately. The Cross-border Data Transfer Provisions provide certain exemptions, including, among others, (i) where cross-border transfer of personal information is necessary for the execution or performance of a contract to which the individual is a party, and (ii) where data processors, other than CIIOs, transfer personal information (excluding sensitive personal information) of fewer than 100,000 individuals abroad in aggregate as of January 1 of the current year. Under these exemptions, such transfers are not subject to obligations typically required for cross-border data transfers, such as undergoing a data security assessment, signing a standard contract for the provision of personal information abroad, or obtaining certification for personal information protection. In addition, pursuant to the Cross-border Data Transfer Provisions, the personal information covered by these exemptions must not include important data. Any important data that is subject to a data security assessment for cross-border transfers will be designated and publicly announced by the relevant authorities or regions.

On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which came into effect on June 1, 2024. These rules apply to data processing activities carried out by processors of important and core data within the industrial and information technology sectors in the PRC, specifically for the purpose of conducting data security risk assessments. Processors of such data are required to conduct assessments in line with the principles of timeliness, objectivity, and effectiveness, and to produce assessment reports that are truthful, complete, and accurate, for which they are held accountable. In addition, processors must conduct at least one data security risk assessment per year, with the results of the assessment remaining valid for one year.

On September 24, 2024, the State Council published the Administration Regulations on Network Data Security, or the Data Security Regulations, which became effective on January 1, 2025. The Data Security Regulations provides that network data processors conduct network data processing activities that affects or may possibly affect national security must conduct national security review in accordance with relevant laws and regulations. It also imposes specific requirements for network data processors that process important data. The Data Security Regulations define “important data” as “data in specific fields, specific groups, specific regions or reaching certain accuracy and scale, which if tampered with, destroyed, leaked or illegally obtained or used may directly endanger national security, economic operation, social stability, public health and safety.” The Data Security Regulations calls for the national data security coordination mechanism to coordinate with relevant authorities to issue catalogues of “important data” in relevant regions and sectors. Network data processors must identify and report the “important data” processed by them to relevant authorities, who are required to notify the network data processors or publish the results to the public in a timely manner. The Data Security Regulations imposes several compliance obligations on network data processors that process important data, including but not limited to, (i) appoint a network data security officer and establish an internal data security management organization; (ii) conduct a risk assessment before sharing, entrusting vendors for processing or jointly processing of important data, unless the above processing activities are necessary for fulfilling legal duties or obligations; (iii) report the important data disposition plan (including the name and contact information of the recipient of the important data to competent authorities at the provincial level before a merger, division, dissolution, or bankruptcy that could materially affect the security of important data; and (iv) conduct an annual risk assessment of network data processing activities and submit a risk assessment report to the relevant authorities at the provincial level which will then share the report with the provincial branch of the CAC and the public security authority.

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

Trademark Law

Trademarks are protected under the PRC Trademark Law, which was adopted on August 23, 1982 and subsequently amended in 1993, 2001, 2013, and 2019, respectively, and the Implementation Regulations of the PRC Trademark Law adopted by the State Council in 2002 and most recently amended on April 29, 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. The Trademark Office grants a ten-year term to registered trademarks and the term may be renewed for another ten-year period upon request by the trademark owner. A trademark registrant may license its registered trademarks to another party by entering into trademark license agreements, which should be filed with the Trademark Office for the record. As with patents, the Trademark Law has adopted a first-to-file principle with respect to trademark registration. If a trademark applied for is identical or similar to another trademark which has already been registered or subject to a preliminary examination and approval for use on the same or similar kinds of products or services, such a trademark application may be rejected. Any person applying for the registration of a trademark may not injure existing trademark rights first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

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

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value - Added Tax Law, which will come into effect on January 1, 2026, replacing the PRC Interim Regulations on Value - Added Tax. The new law reaffirms the provisions of the PRC Interim Regulations on Value - Added Tax and make changes in the areas of taxable acts, tax jurisdiction, deemed sales, non - taxable items, simplified taxation, withholding agents, input taxes, non - creditable input taxes, mixed sales, and input credit carry - forward and refund.

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

The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to nil, nil, and nil of our total revenues in 2022, 2023 and 2024, respectively.

D.	Property, Plants and Equipment

We are headquartered in Beijing, China. We currently own a manufacturing base in Changzhou, Jiangsu Province, China, and have a manufacturing base in Beijing, China on lease. The total coverage of these manufacturing bases is 1.2 million square meters.

We have also leased a number of our facilities. The following table sets forth the location, approximate size, and primary use of our major leased facilities as of December 31, 2024.

	Approximate Size
	(Building) in
Location	Square Meters	Primary Use
Beijing	176,282	Headquarters, office, research and development
Beijing, Shanghai, Hangzhou, Shenzhen, Mianyang, Xi’an, and Zhuhai	78,764	Office
Beijing, Shanghai, Tianjin, Chongqing, 22 provinces, and five autonomous regions in China, and Almaty, Kazakhstan	1,420,507	Retail stores, delivery centers, and servicing centers
Beijing and Shanghai	32,511	Vehicle, engineering, and other services

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles, including both EREVs and BEVs. The cumulative deliveries of our vehicles surpassed 1,100,000 as of December 31, 2024.

Key Factors Affecting Our Results of Operations

Our business and results of operations are affected by a number of general factors that impact the China automotive industry, including, among others, overall economic growth in China, any increase in per capita disposable income, growth in consumer spending, raw material costs, and the competitive environment. They are also affected by a number of factors affecting the NEV industry in China, including laws, regulations, and government policies, battery and other new energy technology development, charging infrastructure development, and increasing awareness of the environmental impacts of tailpipe emissions. Unfavorable changes in any of these general factors could adversely affect demand for our vehicles and materially and adversely affect our results of operations.

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

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. Due to our adoption of EREV technology, we are able to significantly reduce the battery and body material costs of our vehicles and thus reduce our bill of materials (BOM) cost to be comparable to ICE vehicles of similar classes. We expect that our cost of sales will be affected primarily by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers , as well as our production volume. As our business further grows in scale and we establish ourselves as a major player in the NEV industry in China, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

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

Our ability to maintain and improve operating efficiency

Our results of operations are further affected by our ability to maintain and improve our operating efficiency, as measured by our total operating expenses as a percentage of our revenues. This is important to the success of our business and our prospect of consistently maintaining achieving profitability. As our business grows, we expect to further improve our operating efficiency and achieve economies of scale.

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We begin recognizing vehicle sales revenues when we begin making deliveries of the applicable models. We also recognize revenues from peripheral products and services, including multiple distinct products and services of vehicle sales such as providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service.

Cost of Sales

Vehicle sales

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

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

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

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel and the employees involved in general corporate functions, marketing and promotional expenses, rental and related expenses for our office, sales and servicing network, professional service fees, depreciation and amortization expenses, and other general corporate related expenses.

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

Hong Kong

Our subsidiary incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends from our subsidiary in Hong Kong to us are not subject to any Hong Kong withholding tax.

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

Mainland China

One, three and four of our consolidated entities applied preferential enterprise income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024, respectively, being qualified as “high and new technology enterprise” under the PRC Enterprise Income Tax law. The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One of our subsidiaries was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a “National Encouraged Key Software Enterprises” in May 2024. Entities recognized as “National Encouraged Key Software Enterprises” will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2023. The “National Encouraged Key Software Enterprises” status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming “National Encouraged Key Software Enterprises” status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2024, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2024.

We are subject to VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store and accessories in the PRC. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

We are subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

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

Revenue Recognition

Our revenues are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service.

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

Vehicle Sales

We generate revenues from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, over the air upgrades, or OTA upgrades, Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, we recognize the revenue using a straight line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, we recognize the revenue over time based on a straight line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

We record a contract liability as deferred revenue regarding the unperformed obligations when cash received.

After - Sales Services

We also provide the after - sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Sales of Charging Stalls, Goods from Online Store and Accessories

We sell charging stalls and goods from online store and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods and accessories are delivered to the customer.

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

Commission service

We also facilitate customer use of auto-financing products and services offered by banks and insurance companies. The commission service fee is recognized at a point in time when the relevant facilitation service is rendered.

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

We do not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460, Guarantees. We also provide extended warranty for certain vehicle. The extended warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606, Revenue from Contracts with Customers.

Impairment of Long-Lived Assets and Intangible Assets

We evaluate property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. We measure the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2022, 2023 and 2024.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350, Intangibles—Goodwill and Other. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If after performing the qualitative assessment, we determine that it is more likely than not that the indefinite-lived intangible asset is impaired, we calculate the fair value of the intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.

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

A VIE is an entity in which we, or any of our subsidiaries, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810, Consolidation) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

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

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. We recognize incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

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

No share options were granted under the 2019 Plan and 2020 Plan in 2023 and 2024.

The fair value of the option granted under the 2019 Plan and 2020 Plan was estimated on the date of grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended
December 31,
2022
Exercise price (US$)	0.10
Fair value of the ordinary shares on the date of option grant (US$)	16.05
Risk-free interest rate	1.51%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	48%

The assumptions used in the binomial option pricing model, other than the fair value of ordinary shares, are estimated as follows:

●	Risk-free interest rate: the Risk-free interest rate is estimated based on the yield curve of U.S. Sovereign Bond as of the option valuation date.
●	Expected terms (in years): we estimate the expected term based on the contract terms for employees.
●	Expected dividend yield: expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.
●	Expected volatility: the expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options.

We continue to use judgment in evaluating the expected volatility and expected term utilized in our stock-based compensation expense calculation on a prospective basis. As we continue to accumulate additional data related to our ordinary shares, we may refine our estimates of expected volatility and expected term, which could materially impact our future stock-based compensation expense.

Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income as “income tax benefit/(expense)” in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is probable the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2023 and 2024.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:
—Vehicle sales	44,106,434	120,294,667	138,538,092	18,979,641
—Other sales and services	1,180,382	3,556,665	5,921,854	811,291
Total revenues	45,286,816	123,851,332	144,459,946	19,790,932
Cost of sales(1):
—Vehicle sales	(35,688,343)	(94,482,347)	(111,121,036)	(15,223,520)
—Other sales and services	(808,017)	(1,872,234)	(3,682,772)	(504,538)
Total cost of sales	(36,496,360)	(96,354,581)	(114,803,808)	(15,728,058)
Gross profit	8,790,456	27,496,751	29,656,138	4,062,874
Operating expenses:
—Research and development(1)	(6,780,032)	(10,586,129)	(11,071,358)	(1,516,770)
—Selling, general and administrative(1)	(5,665,301)	(9,767,955)	(12,229,323)	(1,675,410)
—Other operating income, net	—	264,210	663,657	90,921
Total operating expenses	(12,445,333)	(20,089,874)	(22,637,024)	(3,101,259)
(Loss)/Income from operations	(3,654,877)	7,406,877	7,019,114	961,615
Other (expense)/income:
Interest expense	(106,340)	(86,251)	(187,755)	(25,722)
Interest income and investment income, net	976,229	2,082,948	1,819,964	249,334
Others, net	625,633	1,048,189	664,301	91,009
(Loss)/Income before income tax	(2,159,355)	10,451,763	9,315,624	1,276,236
Income tax benefit/(expense)	127,007	1,357,362	(1,270,374)	(174,041)
Net (loss)/income	(2,032,348)	11,809,125	8,045,250	1,102,195

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	44,845	46,631	39,728	5,443
Research and development expenses	1,333,710	1,552,421	1,257,921	172,334
Selling, general and administrative expenses	674,610	779,637	1,333,256	182,655
Total	2,053,165	2,378,689	2,630,905	360,432

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total revenues increased from RMB123.9 billion in 2023 to RMB144.5 billion (US$19.8 billion) in 2024, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB120.3 billion in 2023 to RMB138.5 billion (US$19.0 billion) in 2024, primarily attributable to the increased deliveries of 500,508 vehicles in 2024, compared with 376,030 in 2023, partially offset by the lower average selling price mainly due to different product mix and changes in pricing strategy.

Revenues from other sales and services increased from RMB3.6 billion in 2023 to RMB5.9 billion (US$811.3 million) in 2024, primarily attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB96.4 billion in 2023 to RMB114.8 billion (US$15.7 billion) in 2024, which was primarily due to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB29.7 billion (US$4.1 billion) in 2024, compared with RMB27.5 billion in 2023.

Research and Development Expenses

Our research and development expenses increased from RMB10.6 billion in 2023 to RMB11.1 billion (US$1.5 billion) in 2024, primarily attributable to increased expenses to support our expanding product portfolios and technologies, and increased employee compensation.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB9.8 billion in 2023 to RMB12.2 billion (US$1.7 billion) in 2024, primarily attributable to increased employee compensation associated with growth in number of staff and the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in 2024, as well as increased rental and other expenses associated with the expansion of sales and servicing network.

Income from Operations

As a result of the foregoing, income from operations was RMB7.0 billion (US$961.6 million) in 2024, compared with income from operations of RMB7.4 billion in 2023. Operating margin was 4.9% in 2024, compared with 6.0% in 2023.

Interest Income and Investment Income, Net

Our interest income and investment income, net decreased from RMB2.1 billion in 2023 to RMB1.8 billion (US$249.3 million) in 2024, primarily attributable to the fair value change of equity investments, partially offset by increase in interest income.

Others, Net

Our others, net decreased from RMB1.0 billion in 2023 to RMB664.3 million (US$91.0 million) in 2024.

Income Tax Benefit/(Expense)

We had income tax expense of RMB1.3 billion (US$174.0 million) in 2024, compared with income tax benefit of RMB1.4 billion in 2023, primarily attributable to the non-cash tax benefit of RMB2.0 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net Income

As a result of the foregoing, we recorded net income of RMB8.0 billion (US$1.1 billion) in 2024, compared with net income of RMB11.8 billion in 2023.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Our total revenues increased from RMB45.3 billion in 2022 to RMB123.9 billion in 2023, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB44.1 billion in 2022 to RMB120.3 billion in 2023, primarily attributable to the increased deliveries of 376,030 vehicles in 2023, compared with 133,246 in 2022.

Revenues from other sales and services increased from RMB1.2 billion in 2022 to RMB3.6 billion in 2023, primarily attributable to the increased sales of charging stalls, which is in line with higher vehicle deliveries, and the increased sales of accessories and provision of services, which is in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB36.5 billion in 2022 to RMB96.4 billion in 2023, which was primarily due to the increase in vehicle deliveries.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB27.5 billion in 2023, compared with RMB8.8 billion in 2022.

Research and Development Expenses

Our research and development expenses increased from RMB6.8 billion in 2022 to RMB10.6 billion in 2023, primarily attributable to a RMB2.0 billion increase in employee compensation as a result of growing number of staff, as well as a RMB1.7 billion increase in costs associated with new products and technologies developments.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB5.7 billion in 2022 to RMB9.8 billion in 2023, primarily attributable to a RMB1.9 billion increase in employee compensation as a result of growing number of staff, as well as a RMB2.2 billion increase in rental expenses and other expenses associated with the expansion of our sales and servicing network.

(Loss)/Income from Operations

As a result of the foregoing, income from operations was RMB7.4 billion in 2023, compared with loss from operations of RMB3.7 billion in 2022. Operating margin was 6.0% in 2023, compared with negative 8.1% in 2022.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB976.2 million in 2022 to RMB2.1 billion in 2023, primarily attributable to the increased cash position in 2023.

Others, Net

Our others, net increased from RMB625.6 million in 2022 to RMB1.0 billion in 2023.

Income Tax Benefit

Our income tax benefit increased from RMB127.0 million in 2022 to RMB1.4 billion in 2023, primarily attributable to the non-cash tax benefit of RMB2.0 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net (Loss)/Income

As a result of the foregoing, we recorded net income of RMB11.8 billion in 2023, compared with net loss of RMB2.0 billion in 2022.

B.	Liquidity and Capital Resources

As of December 31, 2024, we had RMB112.8 billion (US$15.5 billion) in cash and cash equivalents, restricted cash, time deposits, short-term investments, and long-term time deposits and financial instruments included in long-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal and use and have original maturities of three months or less.

Our operating cash flow for the year ended December 31, 2024 was RMB15.9 billion (US$2.2 billion), compared with RMB7.4 billion and RMB50.7 billion for the years ended December 31, 2022 and 2023, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by operating activities	7,380,266	50,693,521	15,933,160	2,182,834
Net cash used in investing activities	(4,364,661)	(12,068)	(41,137,169)	(5,635,769)
Net cash provided by/(used in) financing activities	5,639,392	185,385	(415,648)	(56,944)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,270,097	44,513	198,120	27,143
Net change in cash, cash equivalents, and restricted cash	9,925,094	50,911,351	(25,421,537)	(3,482,736)
Cash, cash equivalents, and restricted cash at the beginning of the year	30,493,064	40,418,158	91,329,509	12,512,091
Cash, cash equivalents, and restricted cash at the end of the year	40,418,158	91,329,509	65,907,972	9,029,355

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2024 was RMB15.9 billion (US$2.2 billion). The difference between our net cash provided by operating activities and our net income of RMB8.0 billion (US$1.1 billion) was primarily attributable to (i) non-cash items of RMB5.8 billion (US$797.0 million), which primarily consisted of depreciation and amortization, share-based compensation expenses, inventory write-downs and losses on purchase commitments relating to inventory, and interest and investment income, and (ii) a net change in operating assets and liabilities of RMB2.1 billion (US$283.6 million). The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB2.2 billion (US$302.9 million) mainly consisting of trade payable for raw materials, (ii) an increase in other non‑current liabilities of RMB1.7 billion (US$236.9 million) mainly consisting of accrued warranty and deferred government grants, and (iii) an increase in accruals and other current liabilities of RMB1.5 billion (US$205.4 million), which mainly includes salaries and benefits payables, tax payable, payable for research and development expenses, payables for logistics expenses, and accrued costs of purchase commitments relating to inventory and technical authorization fee, partially offset by (x) an increase in inventories of RMB3.1 billion (US$424.6 million), (y) an increase in prepayments and other current assets of RMB238.6 million (US$32.7 million) and (z) a decrease in deferred revenue of RMB220.7 million (US$30.2 million).

Net cash provided by operating activities for the year ended December 31, 2023 was RMB50.7 billion. The difference between our net cash provided by operating activities and our net income of RMB11.8 billion was primarily attributable to (i) non-cash items of RMB2.3 billion, which primarily consisted of share-based compensation expenses, depreciation and amortization, deferred income tax and inventory write-downs and losses on purchase commitments relating to inventory, and loss on inventory obsolescence, and (ii) a net change in operating assets and liabilities of RMB36.6 billion. The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB31.8 billion mainly consisting of trade payable for raw materials and (ii) an increase in accruals and other current liabilities of RMB5.3 billion, which mainly includes salaries and benefits payables, tax payables, payable for research and development expenses, payables for logistics expenses, and accrued costs of purchase commitments relating to inventory, and (iii) an increase in other non-current liabilities of RMB1.6 billion mainly consisting of accrued warranty and deferred government grants, partially offset by (x) an increase in prepayments and other current assets of RMB2.4 billion and (y) an increase in inventories of RMB1.2 billion.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2024 was RMB41.1 billion (US$5.6 billion). This was primarily attributable to (i) net purchase of time deposits and short-term investments of RMB34.4 billion (US$4.7 billion), (ii) purchase of property, plant and equipment and intangible assets of RMB7.7 billion (US$1.1 billion).

Net cash used in investing activities for the year ended December 31, 2023 was RMB12.1 million. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB6.5 billion, (ii) our net investment in long-term investments of RMB198.2 million, partially offset by our net redemption of time deposits and short-term investments of RMB6.4 billion.

Net cash used in investing activities for the year ended December 31, 2022 was RMB4.4 billion. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB5.1 billion, (ii) our net investment in long-term investments of RMB763.8 million, partially offset by our net redemption of time deposits and short-term investments of RMB1.5 billion.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2024 was RMB415.6 million (US$56.9 million), primarily attributable to net repayments of borrowings of RMB524.9 million (US$71.9 million) comprised of unsecured borrowings and credit guaranteed borrowings, partially offset by proceeds from debt from third party investors of RMB94.6 million (US$13.0 million).

Net cash provided by financing activities for the year ended December 31, 2023 was RMB185.4 million, primarily attributable to net proceeds of RMB1.2 billion from share issuance through our at-the-market equity offering program, partially offset by net payments of RMB1.0 billion of the borrowings comprised of secured borrowings and credit guaranteed borrowings.

Net cash provided by financing activities for the year ended December 31, 2022 was RMB5.6 billion, primarily attributable to (i) net proceeds of RMB3.1 billion from the borrowings comprised of secured borrowings and credit guaranteed borrowings, and (ii) proceeds of RMB2.5 billion from share issuance through an at-the-market equity offering program.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include the cash needs in our business operations, contractual obligations, and capital expenditures.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2024.

	Payment due by period
	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Capital commitments(1)	6,415,873	6,387,246	1,496	27,131	—
Purchase obligations(2)	12,807,875	11,212,304	1,595,571	—	—
Short-term and long-term borrowings	8,494,322	281,102	428,030	6,853,815	931,375
Operating lease liabilities	8,410,110	1,648,656	2,576,800	1,810,402	2,374,252
Finance lease liabilities	886,031	129,692	227,224	529,115	—
Total	37,014,211	19,659,000	4,829,121	9,220,463	3,305,627

(1)Our capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling.

(2)Our purchase obligations primarily relate to commitments on purchase of raw materials.

Capital Expenditures

Our capital expenditures were RMB5.1 billion, RMB6.5 billion, and RMB7.7 billion (US$1.1 billion) in 2022, 2023 and 2024, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and laboratories. We plan to continue to incur capital expenditures in the future to meet our business growth.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantee as of December 31, 2024.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see Note 2 to our consolidated financial statements included elsewhere in this annual report.

Product warranties

We accrue a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. We reevaluate the adequacy of the warranty accrual on a regular basis.

When our assumptions relating to the estimates of the projected costs to repair or replace items under warranties decreased/increased by 5% while holding all other assumptions constant, there would be no significant impact to our consolidated results of operations.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	43	Chairman and Chief Executive Officer
Tie Li	47	Director and Chief Financial Officer
Donghui Ma	50	Director and President
Yan Xie	46	Chief Technology Officer
Liangjun Zou	48	Senior Vice President
Xing Wang	46	Director
Zheng Fan	46	Independent Director
Xing Xiao	54	Independent Director
Hongqiang Zhao	48	Independent Director
Zhenyu Jiang	51	Independent Director

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

Liangjun Zou has served as our senior vice president since April 2023 and is in charge of sales and services. Before joining us, Mr. Zou worked for Huawei Technology Co., Ltd. and its affiliates from May 1999 to November 2021 at various senior positions in sales and marketing, including as the director of overseas sales and services and director of brand and marketing of Honor Device Co., Ltd. Mr. Zou received a bachelor’s degree in electrical engineering from Hunan University in 1998.

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

Xing Xiao has served as our independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Prof. Xiao is a professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, and University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) since January 2019, an independent non-executive director of Kuaishou Technology (HKEX stock code: 01024) since September 2023, an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022, and an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to November 2021. She also served as an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

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

Zhenyu Jiang has served as an independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Jiang has more than 14 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively, where he is also responsible for finance, investments and capital market activities and risk management and internal control related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020, where he was also responsible for risk management and internal control. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

B.	Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB19.6 million in cash to our directors and executive officers as a group (which does not include compensations of Mr. Liangjun Zou who was recognized as an executive officer on April 3, 2025). We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

As of February 28, 2025, awards to purchase 65,363,550 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

On June 15, 2024, the Company granted an aggregate of 2,595,050 restricted share units pursuant to the 2019 Plan to 195 employees. On December 15, 2024, the Company granted an aggregate of 3,946,970 restricted share units pursuant to the 2019 Plan to 634 employees.

The following table summarizes, as of February 28, 2025, the options and restricted share units granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	10,000,000	0.10	12/1/2019	12/1/2029
	600,000	0.10	6/15/2023	N/A
Tie Li	10,000,000	0.10	12/1/2019	12/1/2029
Liangjun Zou	700,000	0.10	6/15/2023	N/A
Total	21,300,000

As of February 28, 2025, awards to purchase 46,883,550 Class A ordinary shares of our company had been granted to other employees and remained outstanding, with an average weighted exercise price of US$0.10 per share.

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

As of February 28, 2025, awards to purchase 26,604,984 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

The following table summarizes, as of February 28, 2025, the options and restricted share units granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	1,000,000	0.10	1/1/2021	1/1/2031
Tie Li	2,000,000	0.10	1/1/2022	N/A
Yan Xie	1,000,000	0.10	1/1/2023	N/A
Total	4,000,000

As of February 28, 2025, awards to purchase 24,204,984 Class A ordinary shares of our company had been granted to other employees and remained outstanding, with an average weighted exercise price of US$0.10 per share.

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

Audit Committee. Our audit committee consists of Xing Xiao, Hongqiang Zhao, and Zhenyu Jiang. Xing Xiao is the chairperson of our audit committee. We have determined that Xing Xiao, Hongqiang Zhao, and Zhenyu Jiang satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. We have determined that each member of the audit committee qualifies as an “audit committee financial expert.” The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules, except for the terms of reference required by paragraph D.3.3 and D.3.7 of the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is primarily responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of Hongqiang Zhao, Xiang Li, and Zhenyu Jiang. Hongqiang Zhao is the chairman of our compensation committee. We have determined that Hongqiang Zhao and Zhenyu Jiang satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the Corporate Governance Code, except for the terms of reference required by paragraph E.1.2 of the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is primarily responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenyu Jiang, Hongqiang Zhao and Xing Xiao. Zhenyu Jiang is the chairman of our nominating and corporate governance committee. We have determined that Zhenyu Jiang, Hongqiang Zhao, and Xing Xiao satisfy the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee is also in compliance with the requirements in respect of nomination committees in the Corporate Governance Code set out in Appendix C1 to the Hong Kong Listing Rules and with the requirements regarding corporate governance committees under Chapter 8A of the Hong Kong Listing Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is primarily responsible for, among other things:

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of March 31, 2024				As of February 28, 2025
Total Number of Directors	8				8
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7	N/A	N/A	1	7	N/A	N/A
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQ+	—				—

D.	Employees

As of December 31, 2022, 2023 and 2024, we had 19,396, 31,591, and 32,248 employees, respectively. A majority of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2024.

	Number of
Function	Employees	Percentage
Research and Development	5,930	18.4%
Production	10,590	32.8%
Sales	13,072	40.6%
General and Administrative	2,656	8.2%
Total	32,248	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,760,710,312 Class A ordinary shares (excluding the 5,497,876 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares issued and outstanding as of February 28, 2025.

			Percentage of
	Class A	Class B	Beneficial	Percentage of
	Ordinary Shares	Ordinary Shares	Ownership†	Voting Power††
Directors and Executive Officers:*
Xiang Li(1)	108,557,400	355,812,080	21.9%	68.9	%(2)
Tie Li(3)	24,373,299	—	1.1%	0.5%
Donghui Ma(4)	9,005,194	—	0.4%	0.2%
Yan Xie	*	—	*	*
Liangjun Zou	*	—	*	*
Xing Wang(5)	380,210,577	—	18.0%	7.1%
Zheng Fan(6)	83,078,960	—	3.9%	1.6%
Xing Xiao	—	—	—	—
Hongqiang Zhao	—	—	—	—
Zhenyu Jiang	—	—	—	—
All directors and executive officers as a group	605,645,620	355,812,080	45.0%	78.0%
Principal Shareholders:
Amp Lee Ltd.(1)	108,557,400	355,812,080	21.9%	68.9	%(2)
Zijin Global Inc.(5)	122,038,976	—	5.8%	2.3%
Inspired Elite Investments Limited(7)	258,171,601	—	12.2%	4.9%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2025.
**

Except for Xing Wang, Xing Xiao, Hongqiang Zhao and Zhenyu Jiang, the business address of our directors and executive officers is 11 Wenliang Street Shunyi District, Beijing 101399, People’s Republic of China. The business address of Mr. Xing Wang is Block B&C, No.4 Wang Jing East Road, Chaoyang District, Beijing, China. The business address of Prof. Xing Xiao is School of Economics and Management, Tshinghua University, 30 Shuangqing Road, Haidian District, Beijing, China. The business address of Mr. Hongqiang Zhao is 3/F, Building A8, Qianhai Foundation Town, Nanshan District, Shenzhen, Guangdong, China. The business address of Mr. Zhenyu Jiang is Floor 1, Building 14, No. 36, Chuangyuan Road, Chaolai High-Technology Industry Zone, Chaoyang District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after February 28, 2025. The total number of ordinary shares outstanding as of February 28, 2025 is 2,116,522,392, being the sum of 1,760,710,312 Class A ordinary shares (excluding the 5,497,876 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares.

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

(2)

The shares Mr. Xiang Li, through Amp Lee Ltd., beneficially own represent 68.9% of the aggregate voting power of our total issued and outstanding ordinary shares assuming all the performance-based conditions are met and the award premium is fully paid in respect of the CEO Award Shares, or 66.9% of the aggregate voting power of our total issued and outstanding ordinary shares assuming the restrictions of none of the CEO Award Shares are released.

(3)

Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 10,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options or vesting of RSUs within 60 days as of February 28, 2025. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(4)

Represents 205,194 Class A ordinary shares (in the form of ADSs) held by Mr. Donghui Ma and 8,800,000 Class A ordinary shares that Mr. Donghui Ma may purchase upon exercise of options or vesting of RSUs within 60 days as of February 28, 2025.

(5)

Represents 122,038,976 Class A ordinary shares (including in the form of ADSs) held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

(6)

Represents 83,078,960 Class A ordinary shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. Zheng Fan (as the settlor) for the benefit of Mr. Zheng Fan and his family. The registered address of Rainbow Six Limited is Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

(7)	Represents 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited.

To our knowledge and based on our review of our register of shareholders as of February 28, 2025, 5,497,876 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, were held of record by one holder that reside in the United States, being Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Other Transactions with Related Parties

Our transactions with Beijing Yihang Intelligent Technology Co., Ltd., an affiliate, included (i) purchase of research and development service, amounting to RMB0.3 million for the years ended December 31, 2022, (ii) purchase of materials, amounting to RMB73 thousand for the years ended December 31, 2022 , (iii) amounts due to Beijing Yihang Intelligent Technology Co., Ltd. of RMB5.9 million as of December 31, 2022.

Our transactions with Neolix Technologies Co., Ltd., an affiliate, included amounts due from Neolix Technologies Co., Ltd. of RMB0.7 million as of December 31, 2022.

Our transactions with Airx (Beijing) Technology Co., Ltd., an affiliate, included amounts due to Airx (Beijing) Technology Co., Ltd. of RMB23 thousand as of December 31, 2022.

The transactions amount with these related parties were not material for the year ended December 31, 2023 and 2024.

Our transactions with Meituan, a company controlled by one of our principal shareholders, included (i) purchase of food delivery service, amounting to RMB6.7 million, RMB21.9 million, and RMB81.1 million for the years ended December 31, 2022, 2023 and 2024, respectively, and (ii) amounts due to Meituan of RMB1.2 million, RMB9.0 million, and RMB8.9 million as of December 31, 2022, 2023 and 2024, respectively.

Our transactions with Changzhou Huixiang New Energy Auto Parts Co., Ltd., which was an affiliate and became a subsidiary of our company after October 2022, included purchase of materials amounting to RMB0.8 million for the year ended December 31, 2022.

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

Legal Proceedings

We have been and may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned Banurs v. Li Auto Inc. et al, No. 24-cv-03470 and Chaudary v. Li Auto Inc. et al, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al, No. 24-cv-03470. On March 27, 2025, the plaintiffs filed the amended complaint.

The case remains in its preliminary stage. We believe this case is without merit and intend to defend our position vigorously to the extent this case remains active, including any appeal of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of this lawsuit despite our belief that it is meritless. In the event that our initial defense is unsuccessful, we cannot assure you that we will prevail in any appeal. Any adverse outcome of this case, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management’s attention from the day-to-day operations, all of which could harm our business.

For risks and uncertainties relating to the pending cases against us, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We and certain of our directors or officers have been named as defendants in a putative shareholder class action lawsuit that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We are or may be subject to risks associated with strategic alliances or acquisitions.”

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

Our sixth amended and restated memorandum and articles of association was adopted and became effective on May 31, 2023. The following are summaries of material provisions of our sixth amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.6 to this Annual Report on Form 20-F is incorporated herein by reference.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, any minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;
•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons liable for any minimum tax;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own 10% or more of our stock (by vote or value); or
•

partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements. all of whom may be subject to tax rules that differ significantly from those discussed below.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

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

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2024 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations. A non-corporate U.S. Holder will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or Class A ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs (but not our Class A ordinary shares), which are listed on the Nasdaq Global Select Market, are considered readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years.

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

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder may elect to treat such gain as PRC-source gain under the United States-PRC income tax treaty. Pursuant to Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the treaty or does not elect to apply the treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit or deduction under their particular circumstances, their eligibility for benefits under the treaty and the potential impact of the Treasury Regulations.

Passive Foreign Investment Company Rules

As discussed above, we do not believe that we were a PFIC for the taxable year ended December 31, 2024, and we do not expect to be classified as a PFIC for our current taxable year or the foreseeable future. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with SEC. All information filed with SEC can be obtained over the Internet at SEC’s website at https://www.sec.gov.

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

We intend to electronically submit the annual report for the fiscal year ended December 31, 2024 published pursuant to the Hong Kong Listing Rules as an exhibit to a current report on Form 6-K via EDGAR to be furnished on the same date hereof.

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

Our Cayman Islands legal counsel has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided that certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

As of December 31, 2024, we had RMB - denominated cash and cash equivalents, restricted cash, time deposits and short - term investments, and long - term time deposits and financial instruments included in long - term investments of RMB100.7 billion, and U.S. dollar - denominated cash, cash equivalents time deposits and short - term investments, and long - term time deposits and financial instruments included in long - term investments of US$1.6 billion. Assuming we had converted RMB100.7 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$15.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$14.2 billion instead. Assuming we had converted US$1.6 billion into RMB at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our RMB cash balance would have been RMB112.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB114.0 billion instead.

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of two shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered and the principal executive office of the depositary are both located at One Columbus Circle, New York, NY 10019, United States.

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

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We received net payment of approximately US$3.8 million from the depositary in 2024.

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

ITEM 15.CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal accountant, for the periods indicated. We did not incur any other fees to our principal accountant during the periods except as indicated below.

	For the Year Ended December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)	22,480	13,180	1,806
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	751	123	17
All Other Fees(4)	1,261	991	136

Notes:

(1)	“Audit Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of quarterly financial information, including the audit fees relating to our at-the-market equity offering program in 2023.
(2)	“Audit-Related Fees” represent the fees billed or to be billed for professional services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.
(4)	“All Other Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-Related Fees” and “Tax Fees,” which mainly include due diligence service and other advisory services.

The policy of our audit committee is to pre-approve all audit and other service provided by our principal accountant, including applicable audit services, audit-related services, tax services, and other services as described above.

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

ITEM 16I.DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

Our Amended and Restated Statement of Policies Governing Material Non - Public Information and The Prevention of Insider Trading is filed as Exhibit 11.2 to this annual report on Form 20 - F.

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

At management level, our chief executive officer, chief financial officer, and an employee in charge of cybersecurity matters who has abundant experience in leading the security engineering team in large technology companies and extensive knowledge and skills in security risk management, are responsible for assessing, identifying, and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. They report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

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

2.6	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)
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
4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-239812), as amended, initially filed with the Securities and Exchange Commission on July 10, 2020)

4.6

English translation of executed form of Power of Attorney between a VIE of the Registrant, its shareholders and Wheels Technology as currently in effect, and a schedule of all executed Powers of Attorneys adopting the same form in respect of each of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.6 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

4.7

English translation of the executed form of Spousal Consent Letter by the spouse of an individual shareholder of a VIE of the Registrant, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form in respect of each shareholder of the VIEs of the Registrant (incorporated herein by reference to Exhibit 4.7 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

4.8

English translation of Equity Pledge Agreement between the shareholders of Beijing CHJ and Wheels Technology, dated July 3, 2023 (incorporated herein by reference to Exhibit 4.8 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

4.9

English translation of Exclusive Consultation and Service Agreement between Beijing CHJ and Wheels Technology, dated July 3, 2023 (incorporated herein by reference to Exhibit 4.9 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

4.10

English translation of Equity Option Agreement between Beijing CHJ, its shareholders, and Wheels Technology, dated July 3, 2023 (incorporated herein by reference to Exhibit 4.10 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

4.11

English translation of Business Operation Agreement between Xindian Information, its shareholders, and Wheels Technology, dated April 21, 2021 (incorporated herein by reference to Exhibit 4.11 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 19, 2022)

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
11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

11.2*	Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
97.1

Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

Exhibit Number	Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*	Filed with this annual report on Form 20-F.
**	Furnished with this annual report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Li Auto Inc.

	By:	/s/ Xiang Li
		Name:	Xiang Li
		Title:	Chairman and Chief Executive Officer

Date: April 10, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive (loss)/income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrual of product warranties

As described in Note 2(p) to the consolidated financial statements, the Company provides product warranties on all vehicles based on the contracts with its customers at the time of sale of such vehicles. As of December 31, 2024, the accrued warranty liability balance was RMB5,159.8 million. A warranty reserve is accrued for vehicles sold by multiplying the expected unit costs for warranty services by the sales volume which includes management’s estimates of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on estimates of the nature, frequency and average costs of future claims.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 10, 2025

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2023	2024	2024
		RMB	RMB	US$
	Notes			Note 2(e)

ASSETS
Current assets:
Cash and cash equivalents		91,329,030	65,901,123	9,028,417
Restricted cash		479	6,849	938
Time deposits and short‑term investments	6	11,933,255	46,904,548	6,425,897
Trade receivable, net of allowance for credit losses of RMB285 and RMB561 as of December 31, 2023 and 2024, respectively	7	143,523	135,112	18,510
Inventories	8	6,871,979	8,185,604	1,121,423
Prepayments and other current assets, net of allowance for credit losses of RMB3,076 and RMB3,464 as of December 31, 2023 and 2024, respectively		4,247,318	5,176,546	709,184
Total current assets		114,525,584	126,309,782	17,304,369
Non‑current assets:
Long‑term investments	12	1,595,376	922,897	126,436
Property, plant and equipment, net	9	15,745,018	21,140,933	2,896,296
Operating lease right‑of‑use assets, net	11	5,939,230	8,323,963	1,140,378
Intangible assets, net	10	864,180	914,951	125,348
Goodwill		5,484	5,484	751
Deferred tax assets	22	1,990,245	2,542,180	348,277
Other non‑current assets, net of allowance for credit losses of RMB4,886 and RMB5,544 as of December 31, 2023 and 2024, respectively		2,802,354	2,188,888	299,876
Total non‑current assets		28,941,887	36,039,296	4,937,362
Total assets		143,467,471	162,349,078	22,241,731
LIABILITIES
Current liabilities:
Short‑term borrowings	13	6,975,399	281,102	38,511
Trade and notes payable	14	51,870,097	53,596,194	7,342,648
Amounts due to related parties	25	10,607	11,492	1,574
Deferred revenue, current	18	1,525,543	1,396,489	191,318
Operating lease liabilities, current	11	1,146,437	1,438,092	197,018
Finance lease liabilities, current	11	—	95,205	13,043
Accruals and other current liabilities	15	11,214,626	12,397,322	1,698,426
Total current liabilities		72,742,709	69,215,896	9,482,538
Non‑current liabilities:
Long-term borrowings	13	1,747,070	8,151,598	1,116,764
Deferred revenue, non‑current	18	812,218	720,531	98,712
Operating lease liabilities, non‑current	11	3,677,961	5,735,738	785,793
Finance lease liabilities, non-current	11	—	642,984	88,088
Deferred tax liabilities	22	200,877	864,999	118,504
Other non‑current liabilities	16	3,711,414	5,696,950	780,479
Total non‑current liabilities		10,149,540	21,812,800	2,988,340
Total liabilities		82,892,249	91,028,696	12,470,878
Commitments and contingencies	24

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2023	2024	2024
		RMB	RMB	US$
	Notes			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,629,850,850 shares outstanding as of December 31, 2023 and 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,651,894,442 shares outstanding as of December 31, 2024)	19	1,215	1,215	166
Class B Ordinary Shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2023 and 2024)	19	235	235	32
Treasury shares		(90)	(74)	(10)
Additional paid‑in capital		57,479,857	60,126,623	8,237,314
Accumulated other comprehensive loss		(224,876)	(171,748)	(23,529)
Statutory reserves		444,585	758,472	103,911
Retained earnings		2,441,698	10,160,161	1,391,936
Total Li Auto Inc. shareholders’ equity		60,142,624	70,874,884	9,709,820
Noncontrolling interests		432,598	445,498	61,033
Total shareholders’ equity		60,575,222	71,320,382	9,770,853
Total liabilities and shareholders’ equity		143,467,471	162,349,078	22,241,731

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/ INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2022	2023	2024	2024
		RMB	RMB	RMB	US$
	Notes				Note 2(e)
Revenues:
Vehicle sales		44,106,434	120,294,667	138,538,092	18,979,641
Other sales and services		1,180,382	3,556,665	5,921,854	811,291
Total revenues	17	45,286,816	123,851,332	144,459,946	19,790,932
Cost of sales:
Vehicle sales		(35,688,343)	(94,482,347)	(111,121,036)	(15,223,520)
Other sales and services		(808,017)	(1,872,234)	(3,682,772)	(504,538)
Total cost of sales		(36,496,360)	(96,354,581)	(114,803,808)	(15,728,058)
Gross profit		8,790,456	27,496,751	29,656,138	4,062,874
Operating expenses:
Research and development		(6,780,032)	(10,586,129)	(11,071,358)	(1,516,770)
Selling, general and administrative		(5,665,301)	(9,767,955)	(12,229,323)	(1,675,410)
Other operating income, net		—	264,210	663,657	90,921
Total operating expenses		(12,445,333)	(20,089,874)	(22,637,024)	(3,101,259)
(Loss)/Income from operations		(3,654,877)	7,406,877	7,019,114	961,615
Other (expense)/income
Interest expense		(106,340)	(86,251)	(187,755)	(25,722)
Interest income and investment income, net		976,229	2,082,948	1,819,964	249,334
Others, net		625,633	1,048,189	664,301	91,009
(Loss)/Income before income tax		(2,159,355)	10,451,763	9,315,624	1,276,236
Income tax benefit/(expense)	22	127,007	1,357,362	(1,270,374)	(174,041)
Net (loss)/income		(2,032,348)	11,809,125	8,045,250	1,102,195
Less: Net (loss)/income attributable to noncontrolling interests		(20,133)	104,992	12,900	1,767
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(2,012,215)	11,704,133	8,032,350	1,100,428
Weighted average number of ordinary shares	20
Basic		1,941,230,998	1,967,863,759	1,993,191,951	1,993,191,951
Diluted		1,941,230,998	2,115,376,392	2,129,273,430	2,129,273,430
Net (loss)/earnings per share attributable to ordinary shareholders	20
Basic		(1.04)	5.95	4.03	0.55
Diluted		(1.04)	5.55	3.79	0.52
Net (loss)/income		(2,032,348)	11,809,125	8,045,250	1,102,195
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax		1,327,761	(30,766)	53,128	7,279
Total other comprehensive income/(loss)		1,327,761	(30,766)	53,128	7,279
Total comprehensive (loss)/income		(704,587)	11,778,359	8,098,378	1,109,474
Less: Net (loss)/income attributable to noncontrolling interests		(20,133)	104,992	12,900	1,767
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.		(684,454)	11,673,367	8,085,478	1,107,707

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other	(Accumulated		Total
	Number		Number		Number		Paid‑in	Comprehensive	Deficit)/Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2022	1,709,903,330	1,176	355,812,080	235	(136,152,984)	(89)	49,390,486	(1,521,871)	(6,805,635)	—	41,064,302
Exercise of share options and vesting of RSUs	—	—	—	—	5,928,902	5	3,972	—	—	—	3,977
Share-based compensation	—	—	—	—	—	—	2,053,165	—	—	—	2,053,165
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	1,327,761	—	—	1,327,761
Capital injection by noncontrolling interests	—	—	—	—	—	—	—	—	—	347,739	347,739
Share issuance upon the at-the-market equity offering program (the “ATM Offering”)	18,862,564	12	—	—	—	—	2,421,699	—	—	—	2,421,711
Net loss	—	—	—	—	—	—	—	—	(2,012,215)	(20,133)	(2,032,348)
Balance as of December 31, 2022	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	(8,817,850)	327,606	45,186,307

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		(Accumulated		Total
	Number		Number		Number		Paid‑in	Comprehensive	Statutory	Deficit)/Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Reserve	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	—	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	—	—	—	—	23,166,744	15	16,288	—	—	—	—	16,303
Share-based compensation	—	—	—	—	—	—	2,378,689	—	—	—	—	2,378,689
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	(30,766)	—	—	—	(30,766)
Issuance of ordinary shares as treasury shares	29,300,000	21	—	—	(29,300,000)	(21)	—	—	—	—	—	—
Share issuance upon the ATM Offering	8,142,294	6	—	—	—	—	1,215,558	—	—	—	—	1,215,564
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	444,585	(444,585)	—	—
Net income	—	—	—	—	—	—	—	—	—	11,704,133	104,992	11,809,125
Balance as of December 31, 2023	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other				Total
	Number		Number		Number		Paid‑in	Comprehensive	Statutory	Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Reserves	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222
Exercise of share options and vesting of RSUs	—	—	—	—	22,043,592	16	15,861	—	—	—	—	15,877
Share-based compensation	—	—	—	—	—	—	2,630,905	—	—	—	—	2,630,905
Foreign currency translation adjustment, net of tax	—	—	—	—	—	—	—	53,128	—	—	—	53,128
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	313,887	(313,887)	—	—
Net income	—	—	—	—	—	—	—	—	—	8,032,350	12,900	8,045,250
Balance as of December 31, 2024	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)/income	(2,032,348)	11,809,125	8,045,250	1,102,195
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation of property, plant and equipment, amortization of intangible assets and operating lease cost related to land use rights	1,213,855	1,805,001	3,057,865	418,926
Share-based compensation expenses	2,053,165	2,378,689	2,630,905	360,432
Foreign exchange loss	2,887	14,893	24,872	3,407
Interest and investment loss/(income)	9,438	(255,456)	(231,307)	(31,689)
Interest expense	29,627	18,470	71,995	9,863
Share of loss of equity method investees	10,449	9,527	4,269	585
Inventory write-downs and losses on purchase commitments relating to inventory	1,127,332	236,740	335,940	46,024
Allowance for credit losses	2,910	(1,079)	1,264	173
Deferred income tax benefit	(128,338)	(1,803,587)	(49,807)	(6,824)
Loss/(Gain) on disposal of property, plant and equipment	55,880	(130,978)	(28,112)	(3,851)
Changes in operating assets and liabilities:
Prepayments and other current assets	(1,172,064)	(2,369,287)	(238,577)	(32,685)
Inventories	(5,920,182)	(1,247,945)	(3,099,014)	(424,563)
Operating lease right‑of‑use assets	(766,681)	(2,161,408)	(2,113,175)	(289,504)
Other non-current assets	(745,320)	363,724	102,872	14,093
Trade receivable	72,211	(95,100)	8,204	1,124
Deferred revenue	5,020	1,186,929	(220,741)	(30,241)
Operating lease liabilities	799,750	2,181,577	2,195,843	300,829
Trade and notes payable	10,593,584	31,845,612	2,210,835	302,883
Amounts due to related parties	(30,266)	3,417	885	121
Accruals and other current liabilities	1,166,947	5,285,964	1,499,489	205,430
Finance lease liabilities	—	—	(6,000)	(822)
Other non‑current liabilities	1,032,410	1,618,693	1,729,405	236,928
Net cash provided by operating activities	7,380,266	50,693,521	15,933,160	2,182,834
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets	(5,127,899)	(6,507,190)	(7,730,022)	(1,059,009)
Disposal of property, plant and equipment	4,528	284,000	970,222	132,920
Purchase of long‑term investments	(713,775)	(198,213)	(31,333)	(4,293)
Disposal of long‑term investments	—	—	43,001	5,892
Placement of time deposits	(679,486)	(19,107,879)	(54,650,166)	(7,487,042)
Redemption of time deposits	514,242	9,201,713	24,675,649	3,380,550
Placement of short‑term investments	(58,268,079)	(14,820,000)	(12,864,520)	(1,762,432)
Redemption of short‑term investments	59,953,714	31,135,501	8,450,000	1,157,645
Placement of long-term financial instruments	(50,000)	—	—	—
Acquisition of Changzhou Huixiang New Energy Auto Parts Co., Ltd. (“Changzhou Huixiang”), net of cash acquired (Note 5)	2,094	—	—	—
Net cash used in investing activities	(4,364,661)	(12,068)	(41,137,169)	(5,635,769)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance through the ATM Offering, net of issuance cost	2,462,300	1,174,319	—	—
Proceeds from exercise of share options and vesting of RSUs	6,728	11,953	14,658	2,008
Proceeds from borrowings	3,741,482	1,750,194	471,322	64,571
Repayment of borrowings	(661,118)	(2,751,081)	(996,190)	(136,478)
Capital injection from noncontrolling interest	90,000	—	—	—
Proceeds from debt from third party investors	—	—	94,562	12,955
Net cash provided by/(used in) financing activities	5,639,392	185,385	(415,648)	(56,944)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	1,270,097	44,513	198,120	27,143
Net change in cash, cash equivalents and restricted cash	9,925,094	50,911,351	(25,421,537)	(3,482,736)
Cash, cash equivalents and restricted cash at beginning of the year	30,493,064	40,418,158	91,329,509	12,512,091
Cash, cash equivalents and restricted cash at end of the year	40,418,158	91,329,509	65,907,972	9,029,355
Supplemental Disclosures
Cash paid for interest, net of amounts capitalized	(87,935)	(41,469)	(96,668)	(13,243)
Cash paid for income tax	(1,331)	(58,645)	(645,529)	(88,437)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations

(a)Principal activities

Li Auto Inc. (“Li Auto”, or the “Company”) was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the “VIEs”) and the VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services mainly in the People’s Republic of China (the “PRC”).

(b)History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEX”), the Group underwent reorganization of its corporate structure (the “2021 Reorganization”) in the second quarter of 2021. The major reorganization steps were as follows:

●	In accordance with the requirements under the Listing Decision LD43-3 of HKEX to the extent practicable, the Company underwent reorganization of the holding structure of its onshore subsidiaries and the VIEs. The 2021 Reorganization mainly involved changing certain VIEs to wholly owned or partly-owned subsidiaries of the Company, to the extent permitted under the relevant PRC laws and regulations.
●	In April 2021, certain new contractual arrangements were entered into to replace the original contractual arrangements in place before the completion of 2021 Reorganization. Upon the completion of 2021 Reorganization, Beijing CHJ Information Technology Co., Ltd. (or “Beijing CHJ”) and one of the subsidiaries of Leading Ideal HK Limited’s (“Leading Ideal HK”) each held 50% of equity interest of Chongqing Lixiang Automobile Co., Ltd. (“Chongqing Lixiang Automobile”) which was previously a wholly owned subsidiary of Beijing CHJ.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(b)	History of the Group and basis of presentation (continued)

As of December 31, 2024, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities
Subsidiaries
Leading Ideal HK	100%	May 15, 2017	Hong Kong, PRC	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing CHJ Automobile Technology Co., Ltd. (“Beijing CHJ Technology” )	100%	March 22, 2021	Beijing, PRC	Technology development
Beijing Leading Automobile Sales Co., Ltd. (“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management
Chongqing Chezhiyu Automobile Sales and Services Co., Ltd. (“Chongqing Chezhiyu”)	100%	April 13, 2023	Chongqing, PRC	Sales and after sales management
Beijing Lixiang Automobile Co., Ltd. (“Beijing Lixiang Automobile”)	100%	April 9, 2021	Beijing, PRC	Manufacturing of automobile
Lixiang Zhizao Automobile Services (Shanghai) Co., Ltd.	100%	September 16, 2022	Shanghai, PRC	Sales and after sales management

		Date of Incorporation	Place of Incorporation	Principal Activities
The VIEs
Beijing CHJ		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Variable interest entity

The Company’s subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the “VIEs”) and their respective shareholders. Through these arrangements, the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810 “Consolidation”) and, accordingly, consolidates each VIE under U.S. GAAP.

The following is a summary of the contractual arrangements by and among Wheels Technology (“WFOE”), the VIEs, and their respective shareholders.

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

Pursuant to the Business Operation Agreements entered into by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology’s instructions relating to Xindian Information’s daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)	Variable interest entity (continued)

Exclusive Consultation and Service Agreements.

Pursuant to the Exclusive Consultation and Service Agreement entered into by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ’s business. Without Wheels Technology’s prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology a service fee at an amount that is adjusted in accordance with Wheels Technology’s sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 business days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ’s performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

Equity Option Agreements

Pursuant to the Equity Option Agreement entered into by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology’s prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ’s registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ’s material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ’s articles of association. The Equity Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(c)Variable interest entity (continued)

Equity Pledge Agreements.

Pursuant to the Equity Pledge Agreement entered into by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Equity Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Equity Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

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

(d)Risks in relations to the VIE structure (continued)

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

If the Company’s ownership structure, contractual arrangements, and businesses of the Company’s PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business licenses and/or operating licenses of such entities;
●	shut down the servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiaries and the VIEs;
●	impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;
●	require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●	restrict or prohibit the Group’s use of the proceeds of offering to finance the Group’s business and operations in China; or
●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)Risks in relations to the VIE structure (continued)

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)Risks in relations to the VIE structure (continued)

The following table sets forth consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 taken as whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated.

	As of December 31,
	2023	2024
	RMB	RMB
Current assets:
Cash and cash equivalents	27,730,141	3,746,663
Restricted cash	—	3,386
Time deposits and short-term investments	10,207,873	2,507,701
Trade receivable	3,476	4,258
Amounts due from the Group companies(1)	30,567,860	3,271,021
Inventories	254	—
Prepayments and other current assets	172,090	155,002
Total current assets	68,681,694	9,688,031
Non‑current assets:
Long‑term investments	362,773	171,538
Property, plant and equipment, net	112,586	124,775
Operating lease right‑of‑use assets, net	653,620	612,329
Intangible assets, net	669,495	666,853
Deferred tax assets	—	3,127
Other non‑current assets	463,659	297,716
Total non-current assets	2,262,133	1,876,338
Total assets	70,943,827	11,564,369
Current liabilities:
Trade and notes payable	4,466,778	1,343,590
Amounts due to the Group companies(1)	57,988,379	897,615
Amounts due to related parties	23	23
Operating lease liabilities, current	45,011	50,213
Accruals and other current liabilities	590,927	324,410
Total current liabilities	63,091,118	2,615,851
Non‑current liabilities:
Operating lease liabilities, non‑current	705,635	667,776
Deferred tax liabilities	—	4,637
Other non‑current liabilities	25,321	31,488
Total non-current liabilities	730,956	703,901
Total liabilities	63,822,074	3,319,752
Total shareholders’ equity	7,121,753	8,244,617
Total liabilities and shareholders’ equity	70,943,827	11,564,369

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)	Risks in relations to the VIE structure (continued)

	For the Year Ended December 31,
	2022	2023	2024

Third-party revenues	—	3,376	23,605
Inter-company revenues(2)	7,211,082	2,643,402	1,733,503

Third-party cost	(4,534,351)	(11,530)	(7,720)
Inter-company cost	(8,290)	—	(202)

Third-party expenses	(1,638,834)	(1,275,066)	(1,611,040)
Inter-company expenses	(302)	(68,874)	(4,721)

Other (expense)/income	(358,394)	1,099,921	307,888
Income before income tax	670,911	2,391,229	441,313
Income tax benefit/(expense)	8,701	(244,363)	(148,040)
Net income	679,612	2,146,866	293,273
Net income attributable to ordinary shareholders of Li Auto Inc.	679,612	2,146,866	293,273

	For the Year Ended December 31,
	2022	2023	2024
Net cash provided by inter-company transactions(3)	2,834,408	2,643,402	1,733,503
Net cash used in transactions with external entities	(10,922,189)	(7,593,022)	(692,505)
Net cash (used in)/provided by operating activities	(8,087,781)	(4,949,620)	1,040,998

Net cash (used in)/provided by transactions with external entities	(2,149,494)	(2,087,758)	7,658,640
Net cash (used in)/provided by investing activities	(2,149,494)	(2,087,758)	7,658,640

Net cash provided by/(used in) inter-company transactions	20,417,626	15,279,213	(32,677,074)
Other financing activities with external entities	1,598,877	(500,000)	—
Net cash provided by/(used in) financing activities	22,016,503	14,779,213	(32,677,074)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	32	481,305	(2,656)
Net change in cash, cash equivalents and restricted cash	11,779,260	8,223,140	(23,980,092)
Cash, cash equivalents and restricted cash at beginning of the year	7,727,741	19,507,001	27,730,141
Cash, cash equivalents and restricted cash at end of the year	19,507,001	27,730,141	3,750,049

The Company’s involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

Notes:

(1)

The amounts due from Group companies represent the funds provided by the consolidated VIEs to the Group companies, and the operating receivables resulting from the provision of goods and services to Group companies. The amounts due to Group companies represent the funds provided by Group companies to the consolidated VIEs and the operating payables resulting from the technical service fees charged by WFOE.

(2)	Inter-company revenues mainly result from service fees.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)Risks in relations to the VIE structure (continued)

(3)

For the years ended December 31, 2022, 2023, and 2024, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB2,834,408, RMB2,643,402 and RMB1,733,503, respectively. For the years ended December 31, 2022, 2023 and 2024, no management fees were paid by VIEs to WFOE as of December 31, 2024 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810 “Consolidation”) of the Group’s consolidated VIEs and the VIEs’ subsidiaries and can have assets transferred out of such VIEs and VIEs’ subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group’s VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations except for paid-in capital, additional paid-in capital and PRC statutory reserves of the Group’s consolidated VIEs and VIEs’ subsidiaries amounting to RMB5,664,972 and RMB6,495,347 as of December 31, 2023 and 2024, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The retained earnings of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB1,456,781 and RMB1,749,425 as of December 31, 2023 and 2024,respectively.

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

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810 “Consolidation”) and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

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

Significant accounting estimates reflected in the Group’s consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

(d)Functional currency and foreign currency translation

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars (“US$”). The Company’s subsidiaries,the VIEs and the VIEs’ subsidiaries with operations in Chinese mainland and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830 “Foreign Currency Matters”.

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

(e)Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive (loss)/income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB7.2993, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(f)Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, cash in bank, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

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

(h)Trade receivable and current expected credit losses

Trade receivable primarily includes commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the years ended December 31, 2022,2023 and 2024.

(i)Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost using the weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis after the fiscal year-end. The Group recognized inventory write-downs of RMB592,545, RMB129,798 and RMB129,964 and net losses on inventory purchase commitment of RMB519,470, RMB104,971 and RMB205,976 for the years ended December 31, 2022, 2023 and 2024, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(j)Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Interest costs capitalized for the years ended December 31, 2022, 2023 and 2024 were insignificant. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

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

The Group reviews the estimated useful lives and units-of-production for depreciation of its property, plant and equipment on an ongoing basis. In evaluating useful lives and units-of-production, the Group considers how long-lived assets will remain functionally efficient and effective, and the assets’ estimated total service capability, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, or the estimated level of production changes, the useful life or unit-of-production of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives or revised units-of-production.

(k)Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives
Software and Patents	2 to 10 years

The Group estimates the useful life of the software and patents based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(k)Intangible assets, net (continued)

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

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Group using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Group’s estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. There is one reporting unit in the Group and no impairment loss of goodwill was recognized for the years ended December 31, 2022, 2023 and 2024.

(m)Impairment of long-lived assets other than goodwill

The Group evaluates property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment”. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2022, 2023 and 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m)Impairment of long-lived assets other than goodwill (continued)

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350 “Intangibles-Goodwill and Other”. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group’s operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2022, 2023 and 2024.

(n)Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and private equity funds, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with gains and losses recorded in the consolidated statements of comprehensive (loss)/income as “Interest income and investment income, net”, according to ASC 321 “Investments — Equity Securities”.

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. For equity investments in private equity funds, over which the group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) (“NAV practical expedient”). These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(n)Long-term investments (continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 “Investment—Equity Method and Joint Ventures” (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of equity investee’s movement in accumulated other comprehensive income or loss in other comprehensive (loss)/income. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other–than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the years ended December 31, 2022, 2023 and 2024.

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

(o)Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. For the years ended December 31, 2022, 2023 and 2024, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,092,499, RMB1,682,610 and RMB2,508,000 for the years ended December 31, 2022, 2023 and 2024, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)Product warranties

The Group generally provides product warranties mainly on vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive (loss)/income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460 “Guarantees”. The Group also provides extended warranty for certain vehicle. The extended warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606 “Revenue from Contracts with Customers”.

The accrued warranty activity consists of the following:

	For the Year Ended December 31,
	2023	2024
Accrued warranty at beginning of the year	1,594,312	3,251,112
Warranty cost incurred	(127,901)	(289,592)
Provision for warranty	2,268,650	2,198,267
Adjustments to pre-existing warranty liabilities(1)	(483,949)	—
Accrued warranty at end of the year	3,251,112	5,159,787
Including: Accrued warranty, current	236,699	518,441
Accrued warranty, non-current	3,014,413	4,641,346
(1)The Group periodically revisits historic warranty cost incurred and updates estimates of costs of future claims using this information. In this regard, the Group reversed the pre-existing warranty liabilities of RMB483,949 and nil for the years ended December 31, 2023 and 2024, respectively.

(q)Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership, and commission service.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)Revenue recognition (continued)

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

Vehicle sales

The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, over-the-air upgrades (or “OTA upgrades”), Li Plus Membership, certain products and initial owner extended warranty.

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, given the limited operating history and lack of historical data, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)Revenue recognition (continued)

After-sales services

The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Sales of charging stalls, goods from online store and accessories

The Group sells charging stalls and goods from online store and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods and accessories are delivered to the customer.

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

Commission service

The Group also facilitates customer use of auto-financing products and services offered by banks and insurance companies. The commission service fee is recognized at a point in time when the relevant facilitation service is rendered.

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

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

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

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

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

(t)Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and other expenses associated with sales and servicing network. Advertising, marketing and promotional expenses for the years ended December 31, 2022, 2023 and 2024 were RMB1,010,227, RMB1,411,474 and RMB1,576,325, respectively.

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

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies are recognized as a deduction of the carrying amount of the asset or as a reduction of specific costs and expenses for which the grants are intended to compensate when conditions are met.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(v)Government grants (continued)

As of December 31, 2023 and 2024, deferred government grants balance of RMB481,548 and RMB538,904 are recorded in “Accruals and other current liabilities” and “Other non-current liabilities” in the Group’s consolidated balance sheets. For the years ended December 31, 2022, 2023 and 2024, the Group recognized government grants of approximately RMB405,999, RMB1,080,373 and RMB1,728,877, respectively.

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

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(x)Share-based compensation

The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718 “Compensation-Stock Compensation”.

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

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award’s fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(x)Share-based compensation (continued)

The binomial option-pricing model is used to measure the fair value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.

(y)Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740 “Income Tax”. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income as “Income tax benefit/(expense)” in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is probable the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies.Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

(z)Leases

The Group accounts for leases in accordance with ASC 842 “Leases” (“ASC 842”), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate (“IBR”), because the interest rate implicit in most of the Group’s leases is not readily determinable. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group’s lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group has elected not to apply the recognition requirements of ASC 842 to short-term leases, as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(z) Leases (continued)

The land use rights are operating leases with terms of about 50 years. Other than the land use rights, the lease terms of operating and finance leases vary from more than one year to 15 years. Operating leases are included in operating lease right-of-use assets, current and non-current operating lease liabilities on the Group’s consolidated balance sheets. Finance lease assets are included in property, plant and equipment, net and the corresponding finance lease liabilities are included in current and non-current finance lease liabilities on the Group’s consolidated balance sheets.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a  portion of the same asset for all, or part of, the asset’s remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Group applies requirements in ASC 606 “Revenue from contracts with customers” when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

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

(ab)Segment reporting

ASC 280 “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store and accessories, sales of Li Plus Membership and commission service. Based on the criteria established by ASC 280 “Segment Reporting”, chief operating decision maker (“CODM”) has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(ab)Segment reporting (continued)

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group’s consolidated statements of comprehensive (loss)/income. Other segment items within net income include interest expenses, interest income and investment income, net, others, net and income tax expense.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, and the Group’s revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive (loss)/income.

3. Recent accounting pronouncements

Recently adopted accounting pronouncements

In June 2022, the FASB issued ASU 2022-03 “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”. The ASU clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for fiscal years beginning after December 15, 2023 and interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The adoption did not have significant impact on the Group’s consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). The ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU should be applied retrospectively to all prior periods presented in the financial statements. Early adoption is also permitted. The adoption did not have significant impact on the Group’s consolidated financial statements.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted (continued)

In November 2024, the FASB issued ASU No. 2024 - 03, Disaggregation of Income Statement Expenses (Subtopic 220 - 40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

4. Concentration and Risks

(a)Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2023 and 2024, most of the Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs and the VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB101,782,349 and RMB100,750,399 as of December 31, 2023 and 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks (Continued)

(c)Foreign currency exchange rate risk

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars (“US$”). The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 8.2%, 1.7% and 1.5% for the years ended December 31, 2022, 2023 and 2024, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)Concentration of customers and suppliers

There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the year ended December 31, 2024.

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

6. Time deposits and short‑term investments

The Group’s time deposits and short-term investments consist of the following:

	As of December 31,
	2023	2024
Short-term time deposits	10,256,127	40,822,387
Short-term financial instruments	1,677,128	6,082,161
Total	11,933,255	46,904,548

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

7. Trade receivable

An aging analysis of the trade receivable based on the recognition date and net of allowance for credit losses, is as follows:

	As of December 31,
	2023	2024
Within 3 months	133,285	75,719
Between 3 months and 6 months	1,437	50,223
Between 6 months and 1 year	647	904
More than 1 year	8,154	8,266
Total	143,523	135,112

8. Inventories

Inventories consist of the following:

	As of December 31,
	2023	2024
Finished products
Vehicles	3,914,310	5,160,670
Other finished products	504,870	648,000
Raw materials and work in process	2,521,705	2,426,473
Inventories	6,940,885	8,235,143
Inventory valuation allowance	(68,906)	(49,539)
Inventories, net	6,871,979	8,185,604

Finished products primarily include vehicles ready for sale, spare parts and goods for online store and accessories.

Raw materials primarily consist of materials for volume production and work in process primarily consist of materials in production, which will be transferred into production cost when incurred.

9. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2023	2024
Production machineries, facilities and equipment	5,289,171	9,171,888
Mold and tooling	3,382,614	5,297,297
Buildings	2,414,577	4,390,418
Construction in process	4,583,131	3,293,537
Leasehold improvements	1,997,932	2,803,507
Motor vehicles	1,457,271	2,143,894
Buildings improvements	311,045	362,008
Total	19,435,741	27,462,549
Less: Accumulated depreciation	(3,663,187)	(6,294,080)
Less: Accumulated impairment loss	(27,536)	(27,536)
Total property, plant and equipment, net	15,745,018	21,140,933

The Group recorded depreciation expenses of RMB1,194,781,RMB1,758,370 and RMB2,994,826 for the years ended December 31, 2022, 2023 and 2024, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10. Intangible Assets, Net

Intangible assets, net consist of the following:

	As of December 31,
	2023	2024
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite‑lived intangible assets, net	682,174	682,174
Software	258,705	338,044
Patents	694	694
Finite‑lived intangible assets	259,399	338,738
Less: Accumulated amortization
Software	(76,699)	(105,267)
Patents	(694)	(694)
Accumulated amortization	(77,393)	(105,961)
Finite‑lived intangible assets, net	182,006	232,777
Total intangible assets, net	864,180	914,951

The Group recorded amortization expenses of RMB19,074, RMB24,297 and RMB28,940 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2024, amortization expenses related to intangible assets for future periods are estimated to be as follows:

For the Year Ending December 31,
2025	30,404
2026	29,578
2027	29,578
2028	29,578
2029 and thereafter	113,639
Total	232,777

11. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores, charging stations and delivery and servicing centers and the finance lease was lease of certain offices and manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2022	2023	2024
Lease cost
Finance lease cost:
Amortization of assets	—	—	31,512
Interest of lease liabilities	—	—	32,985
Operating lease cost	698,280	1,059,148	1,611,726
Short‑term lease cost	54,683	108,689	146,184
Total	752,963	1,167,837	1,822,407

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

Supplemental information related to leases was as follows (in thousands, except lease terms and discount rate):

	For the Year Ended December 31,
	2022	2023	2024
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	610,490	1,159,891	1,627,155
Operating cash flows payments for finance leases (interest payments)	—	—	6,000
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	2,071,200	3,010,986	3,381,451

	As of December 31,
	2023	2024
Operating Leases
Land use rights, net	1,249,551	1,521,107
Operating lease right-of-use assets, net (excluding land use rights)	4,689,679	6,802,856
Total operating lease right-of-use assets, net	5,939,230	8,323,963
Operating lease liabilities, current	1,146,437	1,438,092
Operating lease liabilities, non-current	3,677,961	5,735,738
Total operating lease liabilities	4,824,398	7,173,830

	As of December 31,
	2023	2024
Finance Leases
Property, plant and equipment, net	—	759,259
Total finance lease assets, net	—	759,259
Finance lease liabilities, current	—	95,205
Finance lease liabilities, non-current	—	642,984
Total finance lease liabilities	—	738,189

	As of December 31,
	2023	2024
Weighted-average remaining lease term
Land use rights	48 years	45 years
Operating leases	9 years	7 years
Finance leases	—	4 years
Weighted-average discount rate
Land use rights	—	3.3%
Operating leases	5.8%	4.8%
Finance leases	—	6.9%

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11. Leases (Continued)

Maturities of lease liabilities were as follows:

	For the Year Ending December 31,
	Operating	Finance
	Leases	Leases
2025	1,648,656	129,692
2026	1,383,765	111,384
2027	1,193,035	115,840
2028	1,048,707	529,115
2029	761,695	—
Thereafter	2,374,252	—
Total undiscounted lease payments	8,410,110	886,031
Less: imputed interest	(1,236,280)	(147,842)
Total lease liabilities	7,173,830	738,189

12. Long-term Investments

The Group’s long-term investments consist of the following:

	As of December 31,
	2023	2024
Equity investments:
Equity securities without readily determinable fair values using the measurement alternative	700,459	708,124
Equity securities without readily determinable fair values using the NAV practical expedient	30,185	72,434
Equity securities with readily determinable fair values	294,561	140,985
Equity investments accounted for using the equity method	160,526	1,354
Debt investments:
Long-term time deposits	409,645	—
Total	1,595,376	922,897

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values represent investments in privately-held companies and private equity funds with no readily determinable fair value.

RMB7,200, nil and nil impairment of equity securities without readily determinable fair values were recorded in “Interest income and investment income, net” in the consolidated statements of comprehensive (loss)/income for the years ended December 31, 2022, 2023 and 2024.

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

For equity securities with readily determinable fair values, net unrealized losses of RMB17,487, net unrealized gains of RMB270,468, and net unrealized losses of RMB150,880 were recorded for the years ended December 31, 2022, 2023 and 2024, respectively, in “Interest income and investment income, net” in the consolidated statements of comprehensive (loss)/income.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13. Borrowings

Borrowings consist of the following:

	As of December 31,
	2023	2024
Short-term borrowings:
Convertible debt(1)	6,031,566	—
Unsecured borrowing(2)	688,231	—
Secured borrowing(3)	155,602	181,102
Credit guaranteed borrowing(4)	100,000	100,000
Total short-term borrowings(5)	6,975,399	281,102

	As of December 31,
	2023	2024
Long-term borrowings:
Secured borrowing(3)	1,647,070	1,896,701
Credit guaranteed borrowing(4)	100,000	—
Convertible debt(1)	—	6,254,897
Total long-term borrowings	1,747,070	8,151,598
Total borrowings	8,722,469	8,432,700
(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

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

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2024, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2024, none were surrendered for repurchase pursuant to holders’ put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13. Borrowings (Continued)

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2022, 2023 and 2024, the convertible debt related interest expense was RMB31,076, RMB32,657 and RMB33,451, respectively. As of December 31, 2023 and 2024, the principal amount of the convertible debt was RMB6,108,829 and RMB6,316,519, and the unamortized debt issuance cost was RMB77,263 and RMB61,622, respectively.

(2)	In November 2023, the Group issued RMB700,000 bonds in Mainland China. The bond has a term maturity of one year and bears coupon rate of 2.50% per annum. As of December 31, 2024, the bond was fully repaid.
(3)	As of December 31, 2023, the Group obtained secured borrowing from certain banks with a total principal of RMB1,802,672. The annual interest rate of these borrowings ranged from approximately 5-year LPR minus 0.80% to 5-year LPR minus 0.60%. The maturity dates ranged from March 25, 2025 to June 21, 2034. The borrowings are denominated in RMB.

As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB2,077,803. The annual interest rate of these borrowings is approximately 5–year LPR minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

The borrowings are pledged by certain manufacturing facilities and land use rights of the Group as of December 31, 2023 and 2024. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account. The Group is in compliance with all of the loan covenants as of December 31, 2024.

(4)	As of December 31, 2023, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB200,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 0.75%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. Borrowings of RMB100,000 was repaid in 2024.

As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2023 and 2024. No credit guaranteed borrowing as of December 31, 2023 and 2024 contain covenants.

(5)	As of December 31, 2023 and 2024, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.69% and 2.64%.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

13. Borrowings (Continued)

The following table summarizes the aggregate repayment schedule of the Group’s borrowings, excluding convertible debt:

For the
Year Ending
December 31,
2025	281,102
2026	213,200
2027	214,830
2028	251,037
2029	286,259
Thereafter	931,375

14. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2023	2024
Trade payable for raw materials	34,839,546	40,041,977
Notes payable(1)	17,030,551	13,554,217
Total	51,870,097	53,596,194
(1)

Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group’s supply chain financing channels program as of December 31, 2023 and 2024 were RMB712,039 and nil, respectively.

An aging analysis of the trade and notes payable as at December 31, 2023 and 2024, based on the recognition date, is as follows:

	As of December 31,
	2023	2024
Within 3 months	45,079,655	32,471,247
Between 3 months and 6 months	6,565,284	20,387,075
Between 6 months and 1 year	126,799	711,292
More than 1 year	98,359	26,580
Total	51,870,097	53,596,194

The trade payable and notes payable are non - interest - bearing and are normally settled on 30 - 180 day terms.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

15. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2023	2024
Payables for purchase of property, plant and equipment	2,667,165	2,194,389
Salaries and benefits payable	2,204,050	1,739,141
Tax payable	1,657,471	2,426,297
Payables for research and development expenses	1,371,125	1,091,142
Payables for logistics expenses	794,512	639,890
Accrued costs of purchase commitments relating to inventory and technical authorization fee	600,778	1,130,994
Payables for marketing and promotional expenses	415,474	652,140
Accrued warranty, current	236,699	518,441
Deposits from vendors	67,035	114,790
Advances from customers	81,925	8,485
Other payables	1,118,392	1,881,613
Total	11,214,626	12,397,322

16. Other Non - Current Liabilities

Other non - current liabilities consist of the following:

	As of December 31,
	2023	2024
Accrued warranty, non-current	3,014,413	4,641,346
Payables for purchase of property, plant and equipment, non-current	217,111	536,514
Deferred government grants, non-current	431,954	451,736
Other payables	47,936	67,354
Total	3,711,414	5,696,950

17. Revenue Disaggregation

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,
	2022	2023	2024
Revenue recognized at a point in time	45,150,485	123,623,481	144,108,738
Including: Vehicle sales	44,106,434	120,294,667	138,538,092
Other sales and services	1,044,051	3,328,814	5,570,646
Revenue recognized over time	136,331	227,851	351,208
Total	45,286,816	123,851,332	144,459,946

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

18. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Year Ended December 31,
	2023	2024
Deferred revenue—at beginning of the year	1,150,832	2,337,761
Additions	124,123,223	142,727,719
Recognition	(122,936,294)	(142,948,460)
Deferred revenue—at end of the year	2,337,761	2,117,020
Including: Deferred revenue, current	1,525,543	1,396,489
Deferred revenue, non‑current	812,218	720,531

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts.

As of December 31, 2023, the Group’s total deferred revenue was RMB2,337,761, of which RMB1,667,192 was recognized as revenues for the year ended December 31, 2024. Of the total deferred revenue balance as of December 31, 2024, RMB1,396,489 is expected to be recognized in the next 12 months. The remaining balance of RMB720,531 will be recognized at the time of transfer of control of the product and services or over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation.

19. Ordinary Shares

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

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the ATM Offering, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. Under the ATM Offering, a total of 27,004,858 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

As of December 31, 2024, the Company issued 63,300,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs. As of December 31, 2024, 30,835,538 share options that fulfilled the vesting conditions were exercised and 26,708,116 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2023 and 2024, the Company had issued and outstanding ordinary shares of 1,985,662,930 and 2,007,706,522.

20. (Loss)/Earnings Per Share

Basic and diluted net (loss)/earnings per share have been calculated in accordance with ASC 260 “Earnings Per Share” for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the Year Ended December 31,
	2022	2023	2024
Numerator:
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(2,012,215)	11,704,133	8,032,350
Dilution effect arising from convertible debt	—	32,657	33,451
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net (loss)/earnings per share	(2,012,215)	11,736,790	8,065,801

Denominator:
Weighted average ordinary shares outstanding—basic	1,941,230,998	1,967,863,759	1,993,191,951
Effects of dilutive securities
Options and RSUs	—	86,651,528	75,220,374
Convertible debt	—	60,861,105	60,861,105
Weighted average ordinary shares outstanding—diluted	1,941,230,998	2,115,376,392	2,129,273,430

Basic net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(1.04)	5.95	4.03
Diluted net (loss)/earnings per share attributable to ordinary shareholders of Li Auto Inc.	(1.04)	5.55	3.79

For the years ended December 31, 2022, 2023 and 2024, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued (shares subject to conversion) in April 2021 (Note 13). As the Group incurred a loss for the year ended December 31, 2022, these ordinary equivalent shares were determined to be anti-dilutive and excluded from the calculation of diluted loss per share of the Company. The weighted average numbers of options and RSUs granted, and convertible debt (shares subject to conversion) excluded from the calculation of diluted loss per share of the Company were 91,499,552 and 60,861,105 for the year ended December 31, 2022, respectively. For the year ended December 31, 2024, options and RSUs of 2,067,928 on a weighted average basis were excluded from the calculation of diluted net income per share because of their anti - dilutive effect.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2022	2023	2024
Research and development expenses	1,333,710	1,552,421	1,257,921
Selling, general and administrative expenses	674,610	779,637	1,333,256
Cost of sales	44,845	46,631	39,728
Total	2,053,165	2,378,689	2,630,905

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2024, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2024, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan.

The contractual term of share - based awards under 2019 Plan and 2020 Plan is generally ten years from the grant date and the options and RSUs granted have service and performance conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

In 2024, the Group made an amendment to the vesting condition of outstanding share-based awards under the 2019 Plan and 2020 Plan, from only service condition to vesting be subject to service condition and the achievement of certain performance conditions. The amendment changes the expectation that the award will ultimately vest and no incremental fair value was recognized upon modification. If the original vesting conditions are satisfied, compensation cost equal to the award’s original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. In 2024, the Group also extended the contractual term of certain share-based awards under the 2019 Plan and 2020 Plan. These modification did not have material impact to the consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

(i)2019 and 2020 Share Incentive Plan (continued)

(a)	The following table summarizes Company’s share option activity under the 2019 Plan and 2020 Plan for the years ended December 31, 2022, 2023 and 2024:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2021	83,391,284	0.10	6.70	1,330,091
Granted	579,600	0.10
Exercised	(5,801,840)	0.10
Forfeited	(3,832,800)	0.10
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Granted	—	—
Exercised	(10,519,982)	0.10
Forfeited	(3,508,800)	0.10
Outstanding as of December 31, 2023	60,307,462	0.10	4.41	1,122,594
Granted	—	—
Exercised	(8,109,300)	0.10
Forfeited	(2,078,800)	0.10
Outstanding as of December 31, 2024	50,119,362	0.10	4.81	596,170

Vested and expected to vest as of December 31, 2023	58,836,673	0.10	4.34	1,095,245
Exercisable as of December 31, 2023	43,618,062	0.10	3.35	811,950
Vested and expected to vest as of December 31, 2024	49,345,755	0.10	4.79	586,968
Exercisable as of December 31, 2024	41,387,162	0.10	4.51	492,300

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the years ended December 31, 2022, 2023 and 2024 was US$84,635, US$174,170 and US$120,193, respectively. The total fair value of options vested during the years ended December 31, 2022, 2023 and 2024 was US$110,880, US$95,174 and US$80,044, respectively.

The weighted-average grant date fair value of options granted under the Company’s 2019 Plan and 2020 Plan for the year ended December 31, 2022 was US$16.05, computed using the binomial option pricing model. No share options were granted for the years ended December 31, 2023 and 2024.

As of December 31, 2024, there were US$19,379 of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 1.13 years and may be adjusted for future changes in forfeitures.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

(i)2019 and 2020 Share Incentive Plan (continued)

The fair value of option granted under the Company’s 2019 Plan and 2020 Plan for the year ended December 31, 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended December 31,
2022
Exercise price (US$)	0.10
Fair value of the ordinary shares on the grant date (US$)	16.05
Risk‑free interest rate	1.51%
Expected term (in years)	10.00
Expected dividend yield	0%
Expected volatility	48%

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

(b)	The following table summarizes Company’s RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2022, 2023 and 2024:

		Weighted Average	Weighted Average
	Number of	Grant Date	Remaining
	Shares	Fair Value	Contractual Life
		US$	In Years
Unvested as of December 31, 2021	8,586	17.25	9.50
Granted	36,199,400	17.13
Vested	(127,062)	18.76
Forfeited	(5,087,800)	16.74
Unvested as of December 31, 2022	30,993,124	17.20	9.21
Granted	46,992,750	15.53
Vested	(12,646,762)	15.56
Forfeited	(3,584,600)	15.79
Unvested as of December 31, 2023	61,754,512	16.34	9.14
Granted	6,542,020	10.33
Vested	(13,934,292)	16.08
Forfeited	(11,285,050)	16.31
Unvested as of December 31, 2024	43,077,190	15.37	8.39

The total fair value of the restricted shares vested during the years ended December 31, 2022, 2023 and 2024 was US$2,384, US$196,799 and US$224,083, respectively.

As of December 31, 2024, there was US$277,879 of unrecognized compensation expense related to RSUs granted to the Group’s employees and consultants, which are expected to be recognized over a weighted-average period of 2.15 years and may be adjusted for future changes in forfeitures.

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

For the awards granted to Mr. Li Xiang, which are subject to performance-based vesting conditions, a fixed amount of expenses for each tranche was determined on the grant date. Later, based on assessment of future performance, the Group determines whether each performance condition is deemed probable of achievement and if so, the expected time of achievement. For the year ended December 31, 2024, the Group fully recognized compensation expenses of US$89,741 for the first tranche or 18,092,900 restricted shares, as the related performance condition was achieved. For the second to sixth tranches, the Group has not recognized any compensation expenses and compensation expenses of US$448,704 remains unrecognized as the relevant performance condition is considered not probable of achievement as of December 31, 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Share-based Compensation (Continued)

(ii)2021 Share Incentive Plan

The following table summarizes Company’s award shares activity under the 2021 Plan for the years ended December 31, 2022, 2023 and 2024:

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Life
		US$	In Years
December 31, 2021	108,557,400	14.63	9.19
Granted	—	—	—
December 31, 2022	108,557,400	14.63	8.19
Granted	—	—	—
December 31, 2023	108,557,400	14.63	7.19
Granted	—	—	—
December 31, 2024	108,557,400	14.63	6.19

22. Taxation

(a)Value added tax (“VAT”)

The Group is subject to statutory VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store and accessories in the PRC.

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

PRC

One, three and four entities in the Group applied preferential enterprise income tax rate of 15% for the years ended December 31, 2022, 2023 and 2024, respectively, being qualified as “high and new technology enterprise” under the PRC Enterprise Income Tax law (the “EIT Law”). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22. Taxation (Continued)

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a “National Encouraged Key Software Enterprises” in May 2024. Entities recognized as “National Encouraged Key Software Enterprises” will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2023. The “National Encouraged Key Software Enterprises” status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming “National Encouraged Key Software Enterprises” status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2024, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2024.

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

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non - PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

According to relevant laws and regulations promulgated by the State Administration of Tax (“STA”) of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the “Super R&D Deduction”). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22. Taxation (Continued)

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future. As of December 31, 2024, the total amount of undistributed earnings from the PRC subsidiaries and VIEs for which no withholding tax has been accrued was RMB20,442,723. Determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable.

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

Composition of income tax (benefit)/expense for the years presented is as follows:

	For the Year Ended December 31,
	2022	2023	2024
Current income tax expense	1,331	446,225	1,320,181
Deferred income tax benefit	(128,338)	(1,803,587)	(49,807)
Income tax (benefit)/expense	(127,007)	(1,357,362)	1,270,374

Reconciliations of the income tax (benefit)/expense computed by applying the PRC statutory income tax rate of 25% to the Group’s income tax (benefit)/expense for each of the years presented are as follows:

	For the Year Ended December 31,
	2022	2023	2024
(Loss)/Income before income tax	(2,159,355)	10,451,763	9,315,624
Income tax (benefit)/expense computed at PRC statutory income tax rate of 25%	(539,839)	2,612,941	2,328,906
Tax effect of tax‑exempt entity and preferential tax rate	(321,507)	(1,613,371)	(797,326)
Tax effect of Super R&D Deduction and others	(648,317)	(1,055,404)	(954,781)
Non‑deductible expenses	566,597	512,572	611,424
Change in valuation allowance	816,059	(1,814,100)	82,151
Income tax (benefit)/expense	(127,007)	(1,357,362)	1,270,374

	For the Year Ended December 31,
	2022	2023	2024
Tax effect of tax‑exempt entity and preferential tax rate	321,507	1,613,371	797,326
Effect of tax holiday on basic net income per share	0.17	0.82	0.40
Effect of tax holiday on diluted net income per share	0.17	0.76	0.37

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22. Taxation (Continued)

(c)Deferred taxes

The Group monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2023 and 2024, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Group concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. As such, the Group released RMB1,990,245 and RMB6,085 of valuation allowances associated with such deferred tax assets in 2023 and 2024. A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The PRC statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets/(liabilities) consist of the following components:

	As of December 31,
	2023	2024
Deferred tax assets:
Net operating loss carryforwards	1,782,118	1,564,993
Warranty reserves	872,976	1,397,501
Others	262,167	378,106
Total deferred tax assets	2,917,261	3,340,600
Less: Valuation allowance	(299,355)	(381,506)
Deferred tax assets, net of valuation allowance	2,617,906	2,959,094
Deferred tax liabilities:
Accelerated tax depreciation and others	(783,206)	(1,264,976)
Fair value change of certain investments	(45,332)	(16,937)
Total deferred tax liabilities	(828,538)	(1,281,913)
Deferred tax assets, net	1,789,368	1,677,181

Movement of valuation allowance is as follow:

	As of December 31,
	2023	2024
Valuation allowance
Balance at beginning of the year	2,113,455	299,355
Additions	176,145	88,236
Reversals	(1,990,245)	(6,085)
Balance at end of the year	299,355	381,506

As of December 31, 2024, the Group had net operating loss carryforwards of approximately RMB6,899,939 which mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2025 to 2034. As of December 31, 2024, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB378,075 were fully provided for a related valuation allowance, while the remaining RMB1,186,918 were expected to be utilized prior to expiration.

Uncertain Tax Positions

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2022, 2023 and 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22. Taxation (Continued)

(d)Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended – range electric passenger vehicles.

23. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2023 and 2024.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2023	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	1,677,128		1,677,128
Equity securities with readily determinable fair values	294,561	294,561
Total	1,971,689	294,561	1,677,128

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	6,082,161		6,082,161
Equity securities with readily determinable fair value	140,985	140,985
Total	6,223,146	140,985	6,082,161

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

23. Fair Value Measurement (Continued)

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values using the measurement alternative, no measurement event occurred during the periods presented. The equity securities are reviewed periodically for impairment using fair value measurement. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. In the event of impairment, these investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value,with impairment charges incurred and recorded in consolidated statements of comprehensive (loss)/income for the years then ended. The equity securities without readily determinable fair value were RMB730,644 and RMB780,558 as of December 31, 2023 and 2024. RMB7,200, nil and nil impairment charges were recognized for the years ended December 31, 2022, 2023 and 2024. For equity method investments, no impairment loss was recognized for all years presented.

The Group measures the carrying amount of long-lived assets against the fair value determined using estimated undiscounted future cash flows with unobservable inputs (Level 3). No impairment loss of property, plant and equipment was recognized for all years presented. The Group recognized RMB592,545,RMB129,798 and RMB129,964 inventory write-downs for the years ended December 31, 2022, 2023 and 2024, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, other assets, borrowings, trade and notes payable, amounts due to related parties, accruals and other liabilities.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short – term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

24. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Capital commitments	6,415,873	6,387,246	1,496	27,131

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2024 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Purchase obligations	12,807,875	11,212,304	1,595,571	—

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

The Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2023 and 2024.

Nevertheless, the Company and certain of its officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated. The case remains in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2024, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

25. Related Party Balances and Transactions

The principal related parties with which the Group had material transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the Company

The Group entered into the following significant related party transactions:

	For the Year Ended December 31,
	2022	2023	2024
Purchase service from Meituan	6,711	21,956	81,120

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

25. Related Party Balances and Transactions (Continued)

The Group had the following significant related party balances:

	As of December 31,
	2023	2024
Due to Meituan	9,036	8,852

26. Restricted Net Assets

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The balance of statutory reserves were RMB444,585 and RMB758,472 as of December 31, 2023 and 2024.

Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit, totaling approximately RMB18,833,015 and RMB20,097,175 as of December 31, 2023 and 2024, respectively. Therefore in accordance with Securities and Exchange Commission Regulation S-X Rules 4-08 (e) (3), the condensed parent company only financial statements as of December 31, 2023 and 2024 and for the years ended December 31, 2022, 2023 and 2024 are disclosed in Note 27.

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

The subsidiaries did not pay any dividend to the Company for the years ended December 31, 2022, 2023 and 2024. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2023 and 2024.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

27. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2023	2024
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	1,121,233	4,943,339
Time deposits and short-term investments	—	2,613,125
Amounts due from subsidiaries of the Group	54,475,676	49,408,573
Prepayments and other current assets	—	23,955
Total current assets	55,596,909	56,988,992
Non-current assets:
Investments in subsidiaries	11,452,246	20,111,191
Long-term investments	10,268	45,799
Property, plant and equipment, net	10	2
Total non-current assets	11,462,524	20,156,992
Total assets	67,059,433	77,145,984
LIABILITIES
Current liabilities:
Short-term borrowings	6,719,797	—
Amounts due to subsidiaries of the Group	3,598	3,721
Accruals and other current liabilities	193,414	12,482
Total current liabilities	6,916,809	16,203
Non-current liabilities:
Long-term borrowings	—	6,254,897
Total non-current liabilities	—	6,254,897
Total liabilities	6,916,809	6,271,100
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	1,215	1,215
Class B Ordinary Shares	235	235
Treasury shares	(90)	(74)
Additional paid-in capital	57,479,857	60,126,623
Accumulated other comprehensive loss	(224,876)	(171,748)
Retained earnings	2,886,283	10,918,633
Total shareholders’ equity	60,142,624	70,874,884
Total liabilities and shareholders’ equity	67,059,433	77,145,984

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

27. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive (loss)/income

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Operating expenses:
Research and development	(629)	—	(173)
Selling, general and administrative	(35,642)	(44,419)	(29,303)
Total operating expenses	(36,271)	(44,419)	(29,476)
Loss from operations	(36,271)	(44,419)	(29,476)
Other (expense)/income
Interest expense	(43,096)	(38,323)	(51,818)
Interest income and investment income, net	190,528	70,953	265,836
Share of (loss)/income from subsidiaries, and (loss)/income of VIEs	(2,300,538)	11,716,065	7,821,521
Others, net	177,165	(137)	26,287
(Loss)/Income before income tax	(2,012,212)	11,704,139	8,032,350
Income tax expense	(3)	(6)	—
Net (loss)/income	(2,012,215)	11,704,133	8,032,350
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of tax	1,327,761	(30,766)	53,128
Comprehensive (loss)/income	(684,454)	11,673,367	8,085,478

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

27. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	450,517	56,515	205,249
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in)/provided by inter-company transactions	(23,397,234)	(3,589,329)	6,751,926
Placement of time deposits	—	—	(2,179,080)
Redemption of time deposits	—	2,137,626	—
Placement of short-term investments	(2,609,767)	—	(364,515)
Redemption of short-term investments	8,036,663	—	—
Purchase of property, plant and equipment and intangible assets	(25)	—	—
Net cash (used in)/provided by investing activities	(17,970,363)	(1,451,703)	4,208,331
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	669,913	699,300	—
Repayment of borrowings	(349,163)	(338,020)	(700,000)
Proceeds from exercise of share options	6,728	11,953	14,658
Proceeds from issuance of ordinary shares	2,462,300	1,174,319	—
Net cash provided by/(used in) financing activities	2,789,778	1,547,552	(685,342)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	941,417	(5,355)	93,868
Net change in cash, cash equivalents and restricted cash	(13,788,651)	147,009	3,822,106
Cash, cash equivalents and restricted cash at beginning of the year	14,762,875	974,224	1,121,233
Cash, cash equivalents and restricted cash at end of the year	974,224	1,121,233	4,943,339

Basis of presentation

The Company’s accounting policies are the same as the Group’s accounting policies with the exception of the accounting for the investments in subsidiaries and contractual interests in VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, contractual interests in VIEs and VIEs’ subsidiaries under the equity method of accounting as prescribed in ASC 323 “Investments—Equity Method and Joint Ventures”. The parent company only condensed financial information should be read in conjunction with the Group’ consolidated financial statements.