Form 20-F
period 2025-12-31
Li Auto Inc.
filed 2026-04-10
CIK 1791706

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

1,780,376,942 Class A ordinary shares (excluding the 4,693,246 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans), par value US$0.0001 per share, and 355,812,080 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

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

Our reporting currency is Renminbi. This annual report contains translations from Renminbi to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.9931 to US$1.00, which was the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi amounts referred to in this annual report could have been, or could be, converted into U.S. dollars at any particular rate, or at all.

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
Beijing CHJ Automobile Technology Co., Ltd.
Beijing Lixiang Automobile Co., Ltd.
100%
Beijing CHJ Information Technology Co., Ltd.
Shanghai Lixiang Automobile Technology Co., Ltd.
Equity Interests
Contractual Arrangements

Li Auto Inc. is not a Chinese operating company but a Cayman Islands holding company with no equity ownership in the VIEs and their subsidiaries. We conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunication services and certain other businesses. Accordingly, we operate these businesses in China through the VIEs and their subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the VIEs, and their nominee shareholders to direct the business operations of the VIEs. Such structure enables investors to share economic interests in China-based companies in sectors where foreign direct investment is prohibited or restricted under PRC laws and regulations. Revenues contributed by the VIEs accounted for less than 0.1% of our total revenues in 2023, 2024 and 2025. As used in this annual report, “Li Auto,” “we,” or “our company” refers to Li Auto Inc., its subsidiaries, and, in the context of describing the operations conducted through our PRC subsidiaries and the VIEs and consolidated financial information, the VIEs in China, including but not limited to Beijing CHJ and Xindian Information. Investors in the ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and may never directly hold equity interests in the VIEs in China.

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the VIEs and their subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our subsidiaries and the VIEs and their subsidiaries in China, including, among others, a Survey and Mapping Qualification Certificate, a Value-Added Telecommunication Business Operating License for Internet Information Service, or ICP License, an Operating License for the Production and Dissemination of Radio and Television Programs, and the Radio Transmission Equipment Type Approval Certificates. Given the evolving interpretation and implementation of relevant laws and regulations and the evolving enforcement practices of the government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.”

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

Under PRC laws and regulations, our PRC subsidiaries and the VIEs and their subsidiaries are subject to certain restrictions with respect to payment of dividends or otherwise transfers of any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the PRC State Administration of Foreign Exchange, or SAFE. These restrictions are benchmarked against the paid-in capital, additional paid-in capital, and the statutory reserve funds of our PRC subsidiaries and the net assets of the VIEs in which we have no legal ownership. As of December 31, 2024 and 2025, the total amount of such restriction to which our PRC subsidiaries and the VIEs and their subsidiaries are subject was RMB20.1 billion, and RMB21.2 billion, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements that we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

Under PRC laws, Li Auto Inc. may fund our PRC subsidiaries only through capital contributions or loans and fund the VIEs or their subsidiaries only through loans, subject to satisfaction of applicable government registration and approval requirements. As of December 31, 2024 and 2025, the outstanding balance of the principal amount of loans by Li Auto Inc. to our intermediate holding companies, subsidiaries and the VIEs was RMB49.4 billion, and RMB49.4 billion, respectively.

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

As of December 31, 2025, the VIEs and their subsidiaries did not pay any service fees to Wheels Technology.

Financial Information Relating to the VIEs

The following tables present the condensed consolidating schedules for our consolidated variable interest entities and other entities for the years and as of the dates indicated.

Condensed Consolidating Schedule of Statements of Income Information

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	112,272,534	3,804	36,173	—	112,312,511
Inter-company revenues(1)	—	573,721	7,586,221	1,010,264	(9,170,206)	—
Third-party cost	—	(90,841,490)	(481,487)	(4,476)	—	(91,327,453)
Inter-company cost	—	(7,052,318)	—	(295)	7,052,613	—
Third-party expenses	(33,461)	(15,234,858)	(5,656,411)	(581,445)	—	(21,506,175)
Inter-company expenses	—	(1,614,298)	(503,295)	—	2,117,593	—
Share of income from subsidiaries, and income of VIEs and VIEs’ subsidiaries(2)	1,095,363	1,896,675	411,236	—	(3,403,274)	—
Other income	62,536	1,486,352	180,853	88,511	—	1,818,252
Income before income tax	1,124,438	1,486,318	1,540,921	548,732	(3,403,274)	1,297,135
Income tax (expense)/benefit	—	(375,965)	355,754	(137,496)	—	(157,707)
Net income	1,124,438	1,110,353	1,896,675	411,236	(3,403,274)	1,139,428
Less: Net income attributable to noncontrolling interests	—	14,990	—	—	—	14,990
Net income attributable to shareholders of Li Auto Inc.	1,124,438	1,095,363	1,896,675	411,236	(3,403,274)	1,124,438

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	144,411,378	24,963	23,605	—	144,459,946
Inter-company revenues(1)	—	272,269	10,397,969	1,733,503	(12,403,741)	—
Third-party cost	—	(114,312,446)	(483,642)	(7,720)	—	(114,803,808)
Inter-company cost	—	(9,163,047)	(17,502)	(202)	9,180,751	—
Third-party expenses	(29,476)	(14,978,984)	(5,934,108)	(1,611,040)	(83,416)	(22,637,024)
Inter-company expenses	—	(3,126,729)	(174,967)	(4,721)	3,306,417	—
Share of income from subsidiaries, and income of VIEs and VIEs’ subsidiaries(2)	7,821,521	3,908,546	293,273	—	(12,023,340)	—
Other income	240,305	1,596,959	151,358	307,888	—	2,296,510
Income before income tax	8,032,350	8,607,946	4,257,344	441,313	(12,023,329)	9,315,624
Income tax expense	—	(773,537)	(348,797)	(148,040)	—	(1,270,374)
Net income	8,032,350	7,834,409	3,908,547	293,273	(12,023,329)	8,045,250
Less: Net income attributable to noncontrolling interests	—	12,900	—	—	—	12,900
Net income attributable to shareholders of Li Auto Inc.	8,032,350	7,821,509	3,908,547	293,273	(12,023,329)	8,032,350

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Third-party revenues	—	123,847,956	—	3,376	—	123,851,332
Inter-company revenues(1)	—	276,005	11,129,769	2,643,402	(14,049,176)	—
Third-party cost	—	(96,019,319)	(323,732)	(11,530)	—	(96,354,581)
Inter-company cost	—	(7,865,495)	(5,323)	—	7,870,818	—
Third-party expenses	(44,419)	(13,481,777)	(5,284,417)	(1,275,066)	(4,195)	(20,089,874)
Inter-company expenses	—	(5,987,526)	(126,164)	(68,874)	6,182,564	—
Share of income from subsidiaries, and income of VIEs and VIEs’ subsidiaries(2)	11,716,065	8,348,144	2,146,866	—	(22,211,075)	—
Other income	32,493	1,101,328	811,144	1,099,921	—	3,044,886
Income before income tax	11,704,139	10,219,316	8,348,143	2,391,229	(22,211,064)	10,451,763
Income tax (expense)/benefit	(6)	1,601,731	—	(244,363)	—	1,357,362
Net income	11,704,133	11,821,047	8,348,143	2,146,866	(22,211,064)	11,809,125
Less: Net income attributable to noncontrolling interests	—	104,992	—	—	—	104,992
Net income attributable to shareholders of Li Auto Inc.	11,704,133	11,716,055	8,348,143	2,146,866	(22,211,064)	11,704,133

Condensed Consolidating Schedule of Balance Sheet Information

	As of December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	3,949,313	51,327,251	528	1,414,673	—	56,691,765
Restricted cash	—	212,946	—	3,368	—	216,314
Time deposits and short-term investments	—	40,499,596	—	3,831,811	—	44,331,407
Trade receivable, net	—	118,661	—	1,162	—	119,823
Amounts due from the Group companies(4)	50,309,768	(202,132)	17,012,448	3,679,148	(70,799,232)	—
Inventories	—	8,752,439	—	—	—	8,752,439
Prepayments and other current assets	7,416	4,982,319	46,236	138,275	—	5,174,246
Investments in subsidiaries(2)	24,338,730	24,478,195	—	—	(48,816,925)	—
Contractual interest in VIEs and VIEs’ subsidiaries(2)	—	—	8,771,151	—	(8,771,151)	—
Long-term investments	14,890	758,782	430,844	75,000	(430,844)	848,672
Property, plant and equipment, net(3)	1	22,511,812	179,350	83,775	—	22,774,938
Operating lease right-of-use assets, net	—	8,505,827	24,364	569,122	—	9,099,313
Intangible assets, net(3)	—	1,057,764	114,051	20,159	—	1,191,974
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	3,319,331	525	14,350	—	3,334,206
Other non-current assets	—	1,574,851	17,400	162,986	—	1,755,237
Total assets	78,620,118	167,903,126	26,596,897	9,993,829	(128,818,152)	154,295,818

Short-term borrowings	5,982,366	235,379	—	—	—	6,217,745
Trade and notes payable	—	39,737,260	832,433	9,526	—	40,579,219
Amounts due to the Group companies(4)	3,549	70,687,457	285,795	332,789	(71,309,590)	—
Amounts due to related parties	—	26,482	139	23	—	26,644
Deferred revenue, current	—	1,621,429	—	—	—	1,621,429
Operating lease liabilities, current	—	1,619,534	14,694	56,128	—	1,690,356
Accruals and other current liabilities	14,948	12,242,471	979,261	175,580	—	13,412,260
Long-term borrowings	—	3,299,203	—	—	—	3,299,203
Deferred revenue, non-current	—	624,734	—	—	—	624,734
Operating lease liabilities, non-current	—	5,628,955	5,476	624,526	—	6,258,957
Finance lease liabilities, non-current	—	348,506	—	—	—	348,506
Deferred tax liabilities	—	691,652	—	—	—	691,652
Other non-current liabilities	—	6,360,360	904	24,106	—	6,385,370
Total liabilities	6,000,863	143,123,422	2,118,702	1,222,678	(71,309,590)	81,156,075
Total shareholders’ equity	72,619,255	24,779,704	24,478,195	8,771,151	(57,508,562)	73,139,743
Total liabilities and shareholders’ equity	78,620,118	167,903,126	26,596,897	9,993,829	(128,818,152)	154,295,818

	As of December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Cash and cash equivalents	4,943,339	57,210,590	531	3,746,663	—	65,901,123
Restricted cash	—	3,463	—	3,386	—	6,849
Time deposits and short-term investments	2,613,125	41,783,722	—	2,507,701	—	46,904,548
Trade receivable	—	130,854	—	4,258	—	135,112
Amounts due from the Group companies(4)	49,408,573	12,116,225	26,461,093	3,271,021	(91,256,912)	—
Inventories	—	8,185,604	—	—	—	8,185,604
Prepayments and other current assets	23,955	4,984,024	13,565	155,002	—	5,176,546
Investments in subsidiaries(2)	20,111,191	21,882,046	—	—	(41,993,237)	—
Contractual interest in VIEs and VIEs’ subsidiaries(2)	—	—	8,244,617	—	(8,244,617)	—
Long-term investments	45,799	705,560	—	171,538	—	922,897
Property, plant and equipment, net(3)	2	20,101,000	915,156	124,775	—	21,140,933
Operating lease right-of-use assets, net	—	7,519,723	191,911	612,329	—	8,323,963
Intangible assets, net(3)	—	302,065	98,139	666,853	(152,106)	914,951
Goodwill	—	5,484	—	—	—	5,484
Deferred tax assets	—	2,537,752	1,301	3,127	—	2,542,180
Other non-current assets	—	1,860,190	30,982	297,716	—	2,188,888
Total assets	77,145,984	179,328,302	35,957,295	11,564,369	(141,646,872)	162,349,078

Short-term borrowings	—	281,102	—	—	—	281,102
Trade and notes payable	—	51,749,882	502,722	1,343,590	—	53,596,194
Amounts due to the Group companies(4)	3,721	79,087,602	11,234,068	897,615	(91,223,006)	—
Amounts due to related parties	—	11,321	148	23	—	11,492
Deferred revenue, current	—	1,396,489	—	—	—	1,396,489
Operating lease liabilities, current	—	1,366,644	21,235	50,213	—	1,438,092
Finance lease liabilities, current	—	—	95,205	—	—	95,205
Accruals and other current liabilities	12,482	10,423,976	1,636,454	324,410	—	12,397,322
Long-term borrowings	6,254,897	1,896,701	—	—	—	8,151,598
Deferred revenue, non-current	—	720,531	—	—	—	720,531
Operating lease liabilities, non-current	—	5,051,746	16,216	667,776	—	5,735,738
Finance lease liabilities, non-current	—	346,914	296,070	—	—	642,984
Deferred tax liabilities	—	860,362	—	4,637	—	864,999
Other non-current liabilities	—	5,392,331	273,131	31,488	—	5,696,950
Total liabilities	6,271,100	158,585,601	14,075,249	3,319,752	(91,223,006)	91,028,696
Total shareholders’ equity	70,874,884	20,742,701	21,882,046	8,244,617	(50,423,866)	71,320,382
Total liabilities and shareholders’ equity	77,145,984	179,328,302	35,957,295	11,564,369	(141,646,872)	162,349,078

Condensed Consolidating Schedule of Cash Flow Information

	For the Year Ended December 31, 2025
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	—	(15,452,986)	14,442,722	1,010,264	—	—
Net cash provided by/(used in) transactions with external entities	166,907	(1,894,358)	(6,264,194)	(619,752)	—	(8,611,397)
Net cash provided by/(used in) operating activities	166,907	(17,347,344)	8,178,528	390,512	—	(8,611,397)
Net cash (used in)/provided by inter-company transactions(6)	(2,497,737)	11,844,754	—	—	(9,347,017)	—
Other investing activities with external entities	1,416,010	(562,665)	(341,451)	(1,215,019)	—	(703,125)
Net cash (used in)/provided by investing activities	(1,081,727)	11,282,089	(341,451)	(1,215,019)	(9,347,017)	(703,125)
Net cash used in inter-company transactions(6)	—	—	(7,837,077)	(1,509,940)	9,347,017	—
Other financing activities with external entities	14,661	752,741	—	—	—	767,402
Net cash provided by/(used in) financing activities	14,661	752,741	(7,837,077)	(1,509,940)	9,347,017	767,402

	For the Year Ended December 31, 2024
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	—	(5,708,550)	3,975,047	1,733,503	—	—
Net cash provided by/(used in) transactions with external entities	205,249	23,018,655	(6,598,239)	(692,505)	—	15,933,160
Net cash provided by/(used in) operating activities	205,249	17,310,105	(2,623,192)	1,040,998	—	15,933,160
Net cash provided by inter-company transactions(6)	6,751,926	23,149,993	—	—	(29,901,919)	—
Other investing activities with external entities	(2,543,595)	(46,101,140)	(151,074)	7,658,640	—	(41,137,169)
Net cash provided by/(used in) investing activities	4,208,331	(22,951,147)	(151,074)	7,658,640	(29,901,919)	(41,137,169)
Net cash provided by/(used in) inter-company transactions(6)	—	1,081	2,774,074	(32,677,074)	29,901,919	—
Other financing activities with external entities	(685,342)	269,694	—	—	—	(415,648)
Net cash (used in)/provided by financing activities	(685,342)	270,775	2,774,074	(32,677,074)	29,901,919	(415,648)

	For the Year Ended December 31, 2023
			Primary	VIEs and
		Other	Beneficiary	VIEs’	Eliminating	Consolidated
	Li Auto Inc.	Subsidiaries	of VIEs	Subsidiaries	Adjustments	Totals

	(RMB in thousands)
Net cash (used in)/provided by inter-company transactions(5)	—	(2,869,165)	225,763	2,643,402	—	—
Net cash provided by/(used in) transactions with external entities	56,515	62,188,526	(3,958,498)	(7,593,022)	—	50,693,521
Net cash provided by/(used in) operating activities	56,515	59,319,361	(3,732,735)	(4,949,620)	—	50,693,521
Net cash used in inter-company transactions (6)	(3,589,329)	(15,616,488)	—	—	19,205,817	—
Other investing activities with external entities	2,137,626	133,450	(195,386)	(2,087,758)	—	(12,068)
Net cash used in investing activities	(1,451,703)	(15,483,038)	(195,386)	(2,087,758)	19,205,817	(12,068)
Net cash provided by inter-company transactions (6)	—	—	3,926,604	15,279,213	(19,205,817)	—
Other financing activities with external entities	1,547,552	(862,167)	—	(500,000)	—	185,385
Net cash provided by/(used in) financing activities	1,547,552	(862,167)	3,926,604	14,779,213	(19,205,817)	185,385

Notes:

(1)	It mainly represents the elimination of the inter-company technical and other service fees.
(2)	It represents the elimination of the investment in our subsidiaries by Li Auto Inc. and contractual interests in the VIEs and VIEs’ subsidiaries.
(3)	It represents the elimination of the unrealized profit from inter-company transfer of long-lived assets.
(4)

It represents the elimination of intercompany balances among Li Auto Inc., VIEs, and our subsidiaries. As of December 31, 2024 and 2025, there were no balances for management fees charged to VIEs. The amounts due from group companies and the amounts due to group companies represent the funds provided among Li Auto Inc., the VIEs, and our subsidiaries.

(5)

For the years ended December 31, 2023, 2024 and 2025, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB2.6 billion, RMB1.7 billion, and RMB1.0 billion respectively. For the years ended December 31, 2023, 2024 and 2025, no management fees were paid by VIEs to the WFOE (pursuant to each management fee arrangement with the VIEs).

(6)

For the years ended December 31, 2023, net cash provided by subsidiaries to VIEs were RMB15.3 billion. For the year ended December 31, 2024 and 2025, net cash provided by VIEs to subsidiaries were RMB32.7 billion and RMB1.5 billion.

A.	[Reserved]

Selected Financial Data

The following selected consolidated statements of comprehensive (loss)/income data and selected consolidated cash flow data for the years ended December 31, 2023, 2024 and 2025 and the selected consolidated balance sheet data as of December 31, 2024 and 2025 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of comprehensive loss data and selected consolidated cash flow data for the years ended December 31, 2021 and 2022 and the selected consolidated balance sheet data as of December 31, 2021, 2022 and 2023 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results are not necessarily indicative of results expected for future periods. You should read this selected financial data together with our consolidated financial statements and the related notes and information under “Item 5. Operating and Financial Review and Prospects” in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

The following table sets forth our selected consolidated statements of comprehensive (loss)/income data for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Selected Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues:
—Vehicle sales	26,128,469	44,106,434	120,294,667	138,538,092	106,683,100	15,255,480
—Other sales and services	881,310	1,180,382	3,556,665	5,921,854	5,629,411	804,995
Total revenues	27,009,779	45,286,816	123,851,332	144,459,946	112,312,511	16,060,475
Cost of sales(1)
—Vehicle sales	(20,755,578)	(35,688,343)	(94,482,347)	(111,121,036)	(87,591,473)	(12,525,414)
—Other sales and services	(492,747)	(808,017)	(1,872,234)	(3,682,772)	(3,735,980)	(534,238)
Total cost of sales	(21,248,325)	(36,496,360)	(96,354,581)	(114,803,808)	(91,327,453)	(13,059,652)
Gross profit	5,761,454	8,790,456	27,496,751	29,656,138	20,985,058	3,000,823
Operating expenses:
—Research and development(1)	(3,286,389)	(6,780,032)	(10,586,129)	(11,071,358)	(11,314,949)	(1,618,016)
—Selling, general and administrative(1)	(3,492,385)	(5,665,301)	(9,767,955)	(12,229,323)	(10,664,857)	(1,525,055)
—Other operating income, net	—	—	264,210	663,657	473,631	67,728
Total operating expenses.	(6,778,774)	(12,445,333)	(20,089,874)	(22,637,024)	(21,506,175)	(3,075,343)
(Loss)/Income from operations	(1,017,320)	(3,654,877)	7,406,877	7,019,114	(521,117)	(74,520)
Other income	864,508	1,495,522	3,044,886	2,296,510	1,818,252	260,007
(Loss)/Income before income tax	(152,812)	(2,159,355)	10,451,763	9,315,624	1,297,135	185,487
Net (loss)/income	(321,455)	(2,032,348)	11,809,125	8,045,250	1,139,428	162,935
Net (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(321,455)	(2,012,215)	11,704,133	8,032,350	1,124,438	160,792
Weighted average number of ordinary shares
Basic	1,853,320,448	1,941,230,998	1,967,863,759	1,993,191,951	2,015,070,194	2,015,070,194
Diluted	1,853,320,448	1,941,230,998	2,115,376,392	2,129,273,430	2,142,727,527	2,142,727,527
Net (loss)/earnings per share attributable to ordinary shareholders
Basic	(0.17)	(1.04)	5.95	4.03	0.56	0.08
Diluted	(0.17)	(1.04)	5.55	3.79	0.54	0.08
Net (loss)/income	(321,455)	(2,032,348)	11,809,125	8,045,250	1,139,428	162,935
Total other comprehensive (loss)/income	(516,687)	1,327,761	(30,766)	53,128	(653,432)	(93,440)
Total comprehensive (loss)/income	(838,142)	(704,587)	11,778,359	8,098,378	485,996	69,495
Comprehensive (loss)/income attributable to ordinary shareholders of Li Auto Inc.	(838,142)	(684,454)	11,673,367	8,085,478	471,006	67,352

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	26,713	44,845	46,631	39,728	35,996	5,147
Research and development expenses	741,793	1,333,710	1,552,421	1,257,921	782,917	111,956
Selling, general and administrative expenses	332,850	674,610	779,637	1,333,256	438,841	62,753
Total	1,101,356	2,053,165	2,378,689	2,630,905	1,257,754	179,856

The following table sets forth our selected consolidated balance sheet data as of the dates indicated.

	As of December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	27,854,224	38,478,016	91,329,030	65,901,123	56,691,765	8,106,815
Restricted cash	2,638,840	1,940,142	479	6,849	216,314	30,932
Time deposits and short-term investments	19,668,239	18,031,395	11,933,255	46,904,548	44,331,407	6,339,307
Total assets	61,848,913	86,537,951	143,467,471	162,349,078	154,295,818	22,064,007
Total liabilities	20,784,611	41,351,644	82,892,249	91,028,696	81,156,075	11,605,162
Total shareholders’ equity	41,064,302	45,186,307	60,575,222	71,320,382	73,139,743	10,458,845
Total liabilities and shareholders’ equity	61,848,913	86,537,951	143,467,471	162,349,078	154,295,818	22,064,007

The following table sets forth our selected consolidated cash flow data for the years indicated.

	For the Year Ended December 31,
	2021	2022	2023	2024	2025
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data:
Net cash provided by/(used in) operating activities	8,340,385	7,380,266	50,693,521	15,933,160	(8,611,397)	(1,231,413)
Net cash used in investing activities	(4,257,244)	(4,364,661)	(12,068)	(41,137,169)	(703,125)	(100,546)
Net cash provided by/(used in) financing activities	16,709,533	5,639,392	185,385	(415,648)	767,402	109,737
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(472,129)	1,270,097	44,513	198,120	(452,773)	(64,746)
Net change in cash, cash equivalents and restricted cash	20,320,545	9,925,094	50,911,351	(25,421,537)	(8,999,893)	(1,286,968)
Cash, cash equivalents and restricted cash at the beginning of the year	10,172,519	30,493,064	40,418,158	91,329,509	65,907,972	9,424,715
Cash, cash equivalents and restricted cash at the end of the year	30,493,064	40,418,158	91,329,509	65,907,972	56,908,079	8,137,747

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risks Factors

Summary of Risk Factors

An investment in our ADSs or Class A ordinary shares involves significant risks. Below is a summary of material risks that we face, organized under headings. These risks are discussed more fully below.

Risks Relating to Our Business and Industry

●	We may not be successful in the highly competitive China automotive market.
●	We had net losses in the past and may not be able to maintain our profitability.
●	Our vehicles may not perform in line with user expectations and may contain defects.
●	We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.
●	We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.
●	Our business depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel, and our operations may be severely disrupted if we lose their services.
●	Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.
●	The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.
●	A global shortage in the supply of semiconductor chips and memory components may disrupt our operations and adversely affect our business, results of operations, and financial condition.
●	We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.
●	We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, and economic risks.

Risks Relating to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) the VIEs, with which we have maintained contractual arrangements, and their subsidiaries. Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with the VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of our consolidated VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.

●	Our ability to enforce the equity pledge agreements between us and the VIEs’ shareholders may be subject to limitations based on PRC laws and regulations.

Risks Relating to Doing Business in China

●	Changes in China’s economic, political, or social conditions, or government policies could have a material and adverse effect on our business and results of operations.
●	The PRC legal system is developing, which could lead to uncertainties that adversely affect us.
●	We may be adversely affected by the complexity and changes in PRC regulations on automotive and internet-related businesses and companies.
●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
●	Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.
●	Our leased property interest may be defective and our right to lease the properties affected by such defects challenged, which could cause significant disruption to our business.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our Class A ordinary shares or ADSs.
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Relating to our ADSs and Class A Ordinary Shares

●	The trading price of our Class A ordinary shares or ADSs has been and may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares or ADSs may view as beneficial.

Risks Relating to Our Business and Industry

We may not be successful in the highly competitive China automotive market.

The China automotive market is highly competitive. We compete with ICE vehicles and new energy vehicles. Within the NEV market, traditional automotive OEMs, including both domestic automakers and joint venture enterprises, command a significant portion of the market share and enjoy established brand recognition, extensive distribution networks and massive manufacturing scale. Our EREVs are also subject to increasingly fierce competition with more entrants into this segment. Many of our current and potential competitors or new market entrants have significantly greater financial, technical, manufacturing, marketing and branding, talents, and other resources than we do and may be able to devote greater resources to the design, development, manufacturing, marketing, sales, and support of their vehicles. For example, we believe that BYD has a dominant market share in the NEV market, in particular for NEVs priced under RMB200,000 (US$28,600), and Tesla holds a dominant position in the segment for NEVs priced above RMB 200,000 (US$28,600). Meanwhile, experienced entrants from the smart phone industry, such as Huawei’s Harmony Intelligent Mobility Alliance (HIMA) and Xiaomi, are further intensifying the competitive landscape of the NEV market in China, with their popular models reaching a significant number of deliveries.

We expect competition in the China automotive market to intensify in the future in light of intense price competition and phase-out of government subsidies. In January and February 2026, the NEV market in China experienced a year-on-year decline primarily due to an influx of market supply and the continued phase-out of government subsidiaries. Such market softening highlights the volatile nature of consumer demand and the identifying competitive pressures we face. Factors affecting competition include, among others, technological innovation, product quality and safety, product pricing, sales efficiency, manufacturing efficiency, quality of services, branding, and design and styling. Increasing competition may lead to lower vehicle unit sales and increasing inventory, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects. We cannot assure you that we will be able to compete against other vehicle brands for market share in existing and new markets. If products from our competitors successfully compete with or surpass the quality or performance of our vehicles at more competitive prices, our profitability and results of operations may be materially and adversely affected.

We had net losses in the past and may not be able to maintain our profitability.

Although we generated net income of RMB11.8 billion, RMB8.0 billion and RMB1.1 billion (US$162.9 million) in 2023, 2024 and 2025, respectively, we incurred net losses before 2023. In addition, despite achieving profitability for the full year 2025, we incurred a net loss of RMB624.4 million in the third quarter of 2025. We recorded loss from operations of RMB521.1 million (US$74.5 million) in 2025, compared with income from operations of RMB7.0 billion in 2024 and income from operations of RMB7.4 billion in 2023. While we had net cash provided by operating activities of RMB50.7 billion, RMB15.9 billion in 2023 and 2024, respectively, we had net cash used in operating activities of RMB8.6 billion (US$1.2 billion) in 2025. We made capital expenditures of RMB6.5 billion, RMB7.7 billion and RMB4.2 billion (US$601.4 million) in 2023, 2024 and 2025, respectively. The pressure on us to maintain profitable may be exacerbated by our contractual obligations, including capital commitments, operating lease obligations, purchase obligations, finance leases, and borrowings. We expect to continue to invest in research and development, production ramp-up of our new models, development of our manufacturing bases, and expansion of retail stores, showrooms, delivery and servicing centers and charging network to further expand our business. These investments may not result in revenue increase, or at all, and we may not be able to maintain our profitability and could incur net losses again in the future. We may not generate sufficient revenues or incur substantial losses for a number of reasons, including lack of demand for our vehicles, increasing competition, and other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications, or delays in deriving revenues or maintaining profitability.

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

Our vehicles may contain design and manufacturing defects. The design and manufacturing of our vehicles are complex and could contain latent defects and errors, which may cause our vehicles not to perform or operate as expected or even result in property damage or personal injuries. For instance, we voluntarily recalled 11,411 of 2024 Li MEGA in the third quarter of 2025 due to certain hardware-related safety risks. Furthermore, our vehicles use a substantial amount of third-party and in-house software codes and complex hardware to operate. We rely mostly on third-party suppliers for the provision and development of many of the key components and materials used in our vehicles. Advanced technologies are inherently complex, and defects and errors may be revealed over time. Our control over the long-term consistent performance of third-party services and systems is limited. We also have limited control over the effectiveness of our third-party suppliers’ quality control procedures. While we have performed extensive internal testing on our vehicles’ software and hardware systems, we have a limited frame of reference by which to assess the long-term performance of our systems and vehicles. We cannot assure you that we will be able to detect and fix any defects in the vehicles on a timely basis, or at all.

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

Furthermore, any technical defects in or significant performance issues related to our EREV powertrain or 5C super charging technologies and our autonomous driving system may weaken user confidence in our vehicles. If any of our vehicles fail to perform or operate as expected, whether as a result of human error or otherwise, we may need to delay deliveries, initiate product recalls, provide servicing or updates under warranty at our expense, and face potential lawsuits, which could adversely affect our brand, business, financial condition, and results of operations.

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

Our reputation and brand are vulnerable to many threats that can be difficult or impossible to predict, control, and costly or impossible to remediate. From time to time, our vehicles are reviewed by media or other third parties. Any negative reviews directly on our vehicles, whether factual or not, or reviews that compare us unfavorably to competitors could adversely affect consumer perception about our vehicles. Negative publicity about us, such as alleged misconduct, unethical business practices, or other improper activities, or rumors relating to our business, directors, officers, employees, or shareholders, or negative publicity about third parties that use the same or similar brand name as ours, can harm our reputation, business, and results of operations, even if they are baseless, irrelevant, or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by regulatory or government authorities as well as private parties. Any regulatory inquiries or investigations and lawsuits against us, perceptions of inappropriate business conduct by us or perceived wrongdoing by any member of our management team, among other things, could substantially damage our reputation, and cause us to incur significant costs to defend ourselves. Any negative market perception or publicity regarding our suppliers or other business partners that we closely cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an impact on our brand and reputation, or subject us to regulatory inquiries or investigations or lawsuits. In addition, our brand and reputation could be significantly impacted by the public reaction on the statements and social media activities of our management team, including our founder. Any controversial remarks or perceived inappropriate conduct may lead to negative publicity and adversely affect investor and consumer confidence.

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

We collaborate with various third-party suppliers for sourced parts, including battery cells and semiconductor chips, to build our vehicles. Some of the third-party suppliers are currently our single-source suppliers selected from two or more suppliers that are readily available in the market for these components, and we expect that this may continue for our future vehicles consistent with market practice. We also rely on key raw materials, such as steel and aluminum, sourced from our third-party suppliers. The prices for these raw materials may fluctuate depending on factors beyond our control, including market conditions and global demand for these materials, and thus could adversely affect our business, financial condition, and results of operations. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. We may still experience supply chain constraints as China’s automotive industry is undergoing a structural change that is leading to increased demand for advanced components and chips, many of which are used in our vehicles. While we are exploring strategic investments and long-term supply agreements to secure our battery supply, these efforts may not ultimately succeed in mitigating the systemic risks of industry-wide shortages. Notably, since the latter half of 2025, the industry-wide shortage of advanced battery cells, driven by surging demand for long-range NEVs and infrastructure deployment, has created significant challenges for our production ramp-up. Such supply-side constraints, if prolonged, could lead to increased procurement costs or delays in fulfilling our order backlog. For example, starting in late 2025, we have experienced significant delivery delays for our Li i6 model due to supply constraints for certain core components, particularly the battery cells. In addition, the current tension in international trade and politics, including various restrictions related to the Chinese semiconductor industry imposed by the U.S. government, may also adversely affect the supply of our chips. In the past, we adjusted our delivery outlook and may continue to make similar adjustment in the future due to various reasons, such as supply chain constraints or insufficient consumer demand, and such adjustments may have a negative impact on the prices of our Class A ordinary shares and the ADSs.

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

Our success depends substantially on the continued efforts of our executive officers and key employees with expertise in various areas. If one or more of our executive officers or key employees were unable or unwilling to continue their services with us, we might not be able to replace them easily, in a timely manner, or at all. As we build our brand and become more well-known, the risk that competitors or other companies may poach our talent increases. Our industry is characterized by high demand and intense competition for talent, in particular with respect to qualified talent in the areas of vehicle intelligence, autonomous driving, embodied AI, foundation models and robotics, and therefore we cannot assure you that we will be able to attract or retain qualified staff or other highly skilled employees. In 2025, we experienced significant turnover among managers in our core business departments. As these individuals possess critical know-how regarding our core technologies and strategic planning, their departures—especially if they join our competitors—could undermine our competitive advantages and materially and adversely affect our business prospects and results of operations.

In addition, because our vehicles are based on different technology platforms from traditional ICE vehicles, individuals with sufficient training in such vehicles may not be available to hire, and we will need to expend significant time and expense training the employees we hire. We also require sufficient talent in areas such as software development. Furthermore, as our company is rapidly evolving, our ability to train and integrate new employees into our operations may not meet the growing demands of our business, which may materially and adversely affect our ability to grow our business and our results of operations.

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

The PRC government has been implementing strict vehicle emission standards for ICE vehicles. On May 30, 2025, the State Administration for Market Regulation, or the SAMR, and the National Standardization Administration jointly issued the Electric Vehicle Energy Consumption Standards Part 1: Passenger Vehicles, effective on January 1, 2026, to regulate electric vehicles regarding their energy efficiency. Our EREVs are equipped with both an ICE-based range extension system and electric motors and are thus required to comply with both standards. If the electric vehicle energy consumption standards and vehicle emission standards become significantly stricter, we may incur significant costs to obtain advanced energy technology to upgrade our vehicles or design new vehicles if we are able to at all, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

In addition, changes in classification of NEVs and license plate policies have affected, and may continue to affect our business. In certain cities in China, municipal governments impose quotas and lottery or bidding systems to limit the number of license plates issued to ICE vehicles, but exempt NEVs from these restrictions to incentivize the development of the NEV market. Nevertheless, our EREVs sold in Beijing and Shanghai are ineligible to enjoy the exemptions from the license plate restrictions available to the BEVs, which may have reduced the demand for EREVs in Beijing and Shanghai, two of the major markets for our vehicles, and the BEVs in Beijing are also affected by long queues for license plates. There is no assurance that other municipal governments will not adopt similar restrictive policies on EREVs or even BEVs as NEV penetration continues to rise. Changes in government policies on the classification of NEVs and license plates, at a local or central level, may materially and adversely affect the demand for our existing and future EREVs, which in turn could materially and adversely affect our business, results of operations, financial conditions, and prospects.

Furthermore, changes in government incentives or subsidies to support NEVs could adversely affect our business. Favorable government incentives and subsidies enjoyed by NEVs have been decreasing. China’s central government phased out the subsidies for purchasers of NEVs and the national-level subsidies for NEVs ceased as of the date of this annual report. See “Item 4. Information on the Company—B. Business Overview—Regulations—Favorable Government Policies Relating to NEVs in China—Government Subsidies for NEV Purchasers” for details. In December 2025, China’s central government introduced policies to encourage consumers to replace their old vehicles with new NEVs in 2026 by offering subsidies. For example, customers who replace their existing vehicles that are registered before specified dates are eligible to have subsidies when purchasing new NEVs. The local governments in China have also been implementing incentives and subsidy policies for consumers of NEVs for replacement purposes. However, if these favorable incentives and subsidies are scaled back in the future, consumer willingness to purchase NEVs may decline, which could negatively impact our vehicle sales.

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

Tensions between the United States and China have led to additional or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States, and such tensions have been intensifying since early 2025. China has responded by imposing, and proposing to impose, additional or higher tariffs on products imported from the United States, among other measures. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

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

Export control measures may also affect our supply chain and technology development. The U.S. government has issued new rules that expanded the definition of military end use and eliminated the applicability of certain license exceptions for exports to countries including China, thereby expanding the export license requirements for U.S. companies to sell certain items to companies in China that have operations that could support military end uses. The U.S. government has also broadened the restrictions on the sale of goods manufactured outside the United States that are produced using certain controlled U.S.-origin technology or software to companies on a special list, and the restrictions on the use of U.S.-origin semiconductor manufacturing equipment that produces semiconductor devices for companies on the special list. In September 2025, the Bureau of Industry and Security released an interim final rule that extended export restrictions to non-U.S. entities owned 50% or more, directly or indirectly, individually or in aggregate, by listed parties designated on the Entity List, the Military End User List, and under certain OFAC sanctions programs. On October 30, 2025, following a series of negotiations aimed at reducing trade tensions between the United States and China, the United States announced a one-year pause of this interim final rule, which went into effect on November 10, 2025. As we depend on parts and components from suppliers, some of which are overseas, tariffs and export control measures by the PRC, U.S., or any other government or other trade tensions or unfavorable trade policies may affect the costs or performance of our products. For example, as the restrictions on the use of certain controlled U.S.-origin technology or software and other U.S. export control laws and regulations continue to expand and evolve, future U.S. export controls may materially affect or target some of our significant suppliers or customers, in which event our business may be affected if we fail to promptly secure alternative sources of supply or demand on terms acceptable to us.

In addition, the United States government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe we would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. On December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was signed into law. The COINS Act will keep the core of the Outbound Investment Rule unchanged while expanding its scope and coverage in certain respects. The COINS Act will not take effect until the Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027. As such, the Treasury may further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. Any such expansion may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

A global shortage in the supply of semiconductor chips and memory components may disrupt our operations and adversely affect our business, results of operations, and financial condition.

Since the second half of 2025, the global semiconductor market has experienced significant supply tightness and price volatility in memory components, such as DRAM and NAND flash, which are essential for our smart cockpit and autonomous driving systems. This shortage is primarily driven by the surging demand for high-performance computing and AI infrastructure, which has severely strained global semiconductor production capacity and led to increased procurement costs. We cannot assure you that we will be able to continue to obtain sufficient quantity of memory components or other semiconductor components at reasonable costs, or at all. Any sustained shortage or price hike in these components could increase our cost of sales, compress our gross margins, and delay our vehicle production and deliveries.

In addition, escalating international geopolitical tensions could materially and adversely affect the supply of semiconductor chips. Our current high-end models rely on chips produced by NVIDIA to a great extent, and if the supply of NVIDIA chips were to be negatively affected by such geopolitical tensions, and we fail to find alternative suppliers in time, or at all, our production and deliveries could be materially disrupted. Furthermore, while we are developing proprietary chips intended for deployment in our next-generation high-end models, the contract manufacturing of such chips is dependent on a limited number of advanced foundries, and geopolitical tensions could disrupt our access to these foundry partners, delay production timelines, or otherwise impair our ability to bring self-developed chips to market as planned. See “—The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.”

Many of the semiconductor components used in our vehicles are also purchased from a single source, although we reserve the flexibility to obtain components from multiple sources. Switching to alternative suppliers could be time consuming and costly. We note that similar supply disruptions have occurred in the past. For example, from October 2020 through the end of 2022, automotive semiconductor supply experienced a global shortage due to the COVID-19 pandemic, which adversely affected our production and deliveries during that period.

We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

We may be subject to adverse publicity, damage to our brand, and costs for recalls of our vehicles. We may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or noncompliant with applicable laws and regulations. For example, we voluntarily recalled 11,411 of our 2024 Li MEGA in the third quarter of 2025 due to certain hardware-related safety risks. Such recalls, whether voluntary or involuntary, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, financial condition, results of operations, and growth prospects.

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

Our vehicles mainly focus on the Chinese market in the foreseeable future. If the demand for our vehicles significantly decreases due to a decline in consumer spending power in China, a reduction in the number of our potential customers or users, mismatched market positioning, or other reasons, our business, financial condition, results of operations, and prospects could be materially and adversely affected.

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

As a pioneer to successfully commercialize EREVs in China, while we have accumulated experience in volume production of EREVs, we currently face competition from other automakers that have successfully commercialized EREVs as well. Notably, since 2024, a number of other automakers entered into the EREV market by launching vehicle models with similar functionality or features with our EREVs, some of which are priced at RMB200,000 or above and directly compete with our vehicles. We cannot assure you that we will be able to maintain efficient and automated manufacturing capabilities and processes, or reliable sources of component supply that will enable us to meet the quality, price, design, engineering, and production standards. In addition, increasing competition in the EREV market in China, such as pricing strategies conducted by our competitors, may cause us to experience lower vehicle sales and slower inventory turnover, which may result in downward price pressure and may adversely affect our business, financial condition, results of operations, and prospects.

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

As a leading technology-driven company in the NEV industry and a first mover in the field of embodied AI, we heavily rely on research and development to establish and strengthen our market position. We develop electric vehicle technologies, such as next-generation EREV powertrain system, 5C battery, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, next-generation intelligent cockpit, proprietary AI inference chips, operating systems, and computing platforms. In 2023, 2024 and 2025, our research and development expenses amounted to RMB10.6 billion, RMB11.1 billion and RMB11.3 billion (US$1.6 billion), respectively. Our research and development expenses accounted for 8.5%, 7.7% and 10.1% of our total revenues in 2023, 2024 and 2025, respectively. As technologies evolve, we plan to upgrade or adopt our vehicles and introduce new models with latest technologies, which will require us to invest resources in research and development. Therefore, we expect that our research and development expenses will continue to be significant. As research and development activities are inherently uncertain, we cannot assure you that we will continue to achieve desirable developments from our research and development activities and successfully commercialize such developments. Consequently, our significant research and development efforts may not yield the results as expected. If our research and development efforts fail to keep up with the latest technological developments, we could suffer a decline in our competitive position, which may materially and adversely affect our business, financial condition, and results of operations.

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

China is currently one of the world’s major automotive markets, especially in terms of passenger vehicle sales volume. China’s passenger vehicle market experienced fluctuations previously, and we cannot predict how the consumer demand for passenger vehicles will develop in the future. Amid the market slowdown, certain automakers operating in China have suffered declining performance or financial difficulties. China’s passenger vehicle market may be affected by many factors, including general economic conditions in China, the urbanization rate of China’s population, the growth of disposable household income, the costs of new automobiles, the development of autonomous driving and robotaxi technologies, the trade tensions and other governmental protectionist measures, as well as taxes and incentives related to automobile purchases. If the consumer demand for passenger vehicles in China does not recover as expected, or at all, our business, financial condition, and results of operations could be materially and adversely affected.

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

Our vehicles currently make use of lithium-ion battery cells, which we purchase from third-party suppliers. The prices for the battery cells fluctuate, and their available supply may be unstable, depending on market conditions and global demand for the battery cells and the materials used in the battery cells, such as lithium, nickel, cobalt, and manganese. In recent periods, especially during the latter half of 2025, the industry has experienced a structural shortage of advanced, high-power battery cells due to the rapid proliferation of ultra-fast charging NEVs and a sudden spike in demand for high-performance battery materials. Any increase in the price of battery packs, regardless of whether resulting from the foregoing factors, will lead to higher production costs and lower vehicle sales gross margins, which in turn may adversely affect our financial condition and results of operations.

Notably, since the latter half of 2025, the industry-wide shortage of advanced battery cells, driven by surging demand for long-range NEVs and infrastructure deployment, has created significant challenges for our production ramp-up. Such supply-side constraints, if prolonged, could lead to increased procurement costs or delays in fulfilling our order backlog. We cannot assure you that we will be able to continue to obtain sufficient amount of battery packs at a reasonable cost. For example, starting in late 2025, we have experienced significant delivery delays for our Li i6 model due to supply constraints for certain core components, particularly the battery cells. Our business is dependent on the continued supply of battery packs used in our vehicles. If any of our battery pack suppliers, in particular CATL which supplies a majority of our battery packs (including the specialized cells for our 5C super charging BEV models), becomes unable to meet our demand on acceptable terms, or at all, we may be required to switch to alternative suppliers. Any disruption in the supply of battery packs from any of these battery pack supplies could disrupt production of our vehicles until such time as we find an alternative supplier. We cannot assure you that we would be able to successfully retain alternative suppliers on a timely basis, on acceptable terms or at all. If we fail to find alternative suppliers in time, our production and deliveries could be materially disrupted, which may materially and adversely affect our business, results of operations, and financial condition. In addition, the price of battery packs may also rise at a faster pace in connection with the global supply shortage and the increased prices for the materials used in the battery cells, which may adversely affect our financial condition and results of operations.

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

However, forecasts are inherently uncertain, and the demand for our vehicles may change between the order date and the projected delivery date. If we fail to accurately forecast the demand or idle inventory of raw materials, we may experience inventory obsolescence and inventory shortage risk. Inventory levels in excess of demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which could adversely affect our profitability. We recognized RMB236.7 million, RMB335.9 million and RMB243.0 million (US$34.8 million) in write-downs of inventory to net realizable value and losses on inventory purchase commitments in cost of sales in 2023, 2024 and 2025, respectively. In addition, if we underestimate the demand for our vehicles, we may not be able to manufacture a sufficient number of vehicles to meet such unanticipated demand, which could result in delays in the delivery of our vehicles or even cancelation of orders and harm our reputation.

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

Developments in new energy technology, such as advanced diesel, ethanol, fuel cells, hydrogen energy, or compressed natural gas, or improvements in the fuel economy of ICEs may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Furthermore, any revolutionary breakthroughs in battery technology, including those that significantly reduce charging time or enhance the range of BEVs on a single charge, particularly the commercialization of all-solid-state batteries, could offer superior energy density and safety profiles. Any failure by us to successfully react to changes in existing technology could materially harm our competitive position and may materially and adversely affect our business, financial condition, and results of operations.

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

We have expanded our operations, and as we ramp up our production, significant expansion will be required, especially in connection with potential increases in sales, providing our users with high-quality servicing, expansion of our retail, delivery, and servicing center network, and managing different models of vehicles. Our future operating results depend to a large extent on our ability to manage this expansion and growth successfully. Risks that we face in undertaking this expansion include, among others:

●	managing our supply chain to support fast business growth;
●	managing a larger organization with a greater number of employees in different divisions;
●	controlling expenses and investments in anticipation of expanded operations;
●	establishing or expanding design, manufacturing, sales, and service facilities while ensuring the quality of our vehicles;
●	constructing or expanding charging network for our vehicles;
●	navigating complex and evolving regulatory environments, geopolitical tensions, and localized consumer preferences as we execute our international expansion strategy;
●	researching and developing AI technology and the subsequent commercialization;
●	managing substantial operational costs associated with the development of AI-related technologies;
●	implementing and enhancing administrative infrastructure, systems, and processes; and
●	addressing new markets and potentially unforeseen challenges as they arise.

Any failure to manage our growth effectively could materially and adversely affect our business, financial condition, results of operations, and prospects.

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Mr. Xiang Li, our chairman and chief executive officer, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on, and may rely on, certain exemptions from corporate governance rules, including (i) an exemption from having the majority of our board of directors composed of independent directors, (ii) having a compensation committee composed entirely of independent directors, and (iii) having a nominating and corporate governance committee composed entirely of independent directors. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Only four of our eight directors are independent directors and Mr. Xiang Li, who is not an independent director, is a member of our compensation committee.

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

We may become subject to product liability claims, which could harm our business, financial condition, results of operations, and prospects. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury, or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. In addition, we may be subject to product liability claims for defective components and parts that are manufactured by our third-party suppliers. A successful product liability claim against us could require us to pay substantial monetary compensation. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of our future vehicles, which would materially and adversely affect our brand, business, prospects, and results of operations. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may materially and adversely affect our reputation, business, financial condition, and results of operations. Furthermore, as our overseas sales increase, our vehicles sold abroad may also be subject to recall risks or other product liability issues, and we have limited experience in addressing such matters in overseas markets.

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

The battery packs that we produce make use of lithium-ion cells, which we purchase from third-party suppliers. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. We have implemented a battery management system that automatically monitors temperature, power output, and other status of the battery pack, including a thermal management system that keeps the temperature of the battery pack within an ideal range. However, our vehicles or their battery packs may still experience failure, which could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time-consuming and expensive. In addition, negative public perceptions regarding the suitability of lithium-ion cells for automotive use or any future incident involving lithium-ion cells such as a vehicle or other fire, even if not involving our vehicles, could seriously harm our business.

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

Our vehicles are currently equipped with autonomous driving features realized through NOA functions, and we continue to develop autonomous driving technology for our vehicles. We rely on third-party suppliers for certain components used in our autonomous driving system, and any defects of or quality issues with those components could result in actual or perceived quality issues with our vehicles. We plan to enhance and expand our vehicles’ level of autonomous driving capabilities through ongoing research and development.

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

We have started to build an HPC network to achieve a superior charging experience. As of December 31, 2025, we had built 3,907 super charging stations in operation equipped with 21,651 charging stalls in China. However, we have limited experience in the actual provision of our charging network to users and providing these services is subject to challenges, including the challenges associated with sorting out the logistics of rolling out our network and teams in appropriate areas, inadequate capacity or over capacity of our services in certain areas, and the potential for lack of user acceptance of our charging stations. In addition, although the Chinese government has supported the roll - out of a public charging network, the current number of charging infrastructures is generally considered to be insufficient. We also face uncertainties with regard to governmental support and public infrastructure, including whether we can obtain and maintain access to sufficient charging infrastructure, whether we can obtain any required permits and land use rights and complete any required filings, and whether the government support in this area may discontinue. Furthermore, we may be subject to illegal activities perpetrated against us and our charging stalls, which may disrupt our operations and damage user confidence in our vehicles and service offerings, thereby negatively affect our business and results of operations.

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

As we expand our operations into other jurisdictions, we will be subject to additional laws and regulations in these jurisdictions. The laws and regulations of other jurisdictions may restrict the collection, storage, transmission, and exchange of data across jurisdictions, which could impose additional and substantial operational, administrative, and compliance burdens on us. Additionally, they may restrict our business activities and expansion plans, and impede our business strategies. Complying with laws and regulations for an increasing number of jurisdictions could require significant resources and costs. The increasing number of new legal requirements in various jurisdictions, such as the European Union General Data Protection Regulation, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection, and privacy, and may impose significant penalties for noncompliance, including but not limited to, penalties calculated as a percentage of global revenues under the General Data Protection Regulation. In addition, on February 28, 2024, the Biden administration of the United States released an executive order calling for the U.S. Department of Justice to promulgate regulations to prohibit and restrict the transfer of substantial quantities of sensitive personal data belonging to U.S. individuals, as well as certain data pertaining to the U.S. government, to countries of concern, including China. On January 8, 2025, the U.S. Department of Justice issued a final rule to implement the executive order, which prohibits or restricts transactions with certain identified countries of concern, including China, and classes of covered person involving government-related data or bulk U.S. sensitive personal data. Any failure by us to comply with applicable data privacy and protection laws and regulations, or any failure by our employees to comply with our internal policies and measures, could subject us to regulatory actions and legal proceedings. Regulatory actions include governmental enforcement actions and investigations, fines, penalties, enforcement orders requiring us to cease operating in a certain way. Such actions and legal proceedings could subject us to significant civil or criminal penalties and may require us to change our business practices. Moreover, they may necessitate significant resources in responding to and defending allegations and claims. All of these outcomes could materially harm our business, prospects, financial condition, and results of operations.

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

We adopted a share incentive plan in July 2019, or the 2019 Plan, for the purpose of granting share-based compensation awards to employees, directors, and consultants to incentivize their performance and align their interests with ours. We further adopted the 2020 Share Incentive Plan, or the 2020 Plan, in July 2020 and the 2021 Share Incentive Plan, or the 2021 Plan, in March 2021, in each case for the same purpose. Under the 2019 Plan, 2020 Plan, and 2021 Plan, we are authorized to grant options and other types of awards. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2019 Plan is 141,083,452. The maximum number of Class A ordinary shares that may be issued pursuant to all awards under the 2020 Plan is 165,696,625. The maximum number of Class B ordinary shares that may be issued pursuant to all awards under the 2021 Plan is 108,557,400. As of February 28, 2026, awards to purchase an aggregate of 59,891,996 Class A ordinary shares under the 2019 Plan and awards to purchase an aggregate of 18,762,326 Class A ordinary shares under the 2020 Plan had been granted and were outstanding, excluding awards that were forfeited or canceled after their grant date. On March 8, 2021, we granted options to purchase 108,557,400 Class B ordinary shares under our 2021 Plan to Mr. Li, our chairman and chief executive officer, with certain performance-based vesting conditions. On May 5, 2021, the board of directors approved to replace such options with the same number of restricted Class B ordinary shares under the same plan, all of which were vested upon grant on May 5, 2021, subject to certain undertakings of restrictions by Mr. Li based on certain performance conditions substantially similar to the vesting conditions of the options being replaced. These Class B ordinary shares were converted to Class A ordinary shares on a one-to-one basis with effect immediately upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We refer to these 108,557,400 Class A ordinary shares as the CEO Award Shares. As the aggregate number of our vehicle deliveries in the preceding 12 consecutive months exceeded 500,000 by December 2024, the performance condition of the first tranche of CEO Award shares (or 18,092,900 Class A ordinary shares) was satisfied, although we were informed that Mr. Li currently does not intend to pay for the award premium of any CEO Award shares. We believe that the granting of share-based awards is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As of December 31, 2025, we had 4,765 issued patents and 7,396 pending patent applications in China. We cannot assure you that all our pending patent applications will result in authorized patents. Even if our patent applications succeed and we are authorized patents accordingly, it is still uncertain whether these patents will be contested, circumvented, or invalidated in the future. In addition, the rights granted under any issued patents may not provide us with meaningful protection or competitive advantages. The claims under any patents may not be broad enough to prevent others from developing technologies that are similar or that achieve results similar to ours. It is also possible that the intellectual property rights of others could bar us from licensing and exploiting our patents. Numerous patents and pending patent applications owned by others exist in the fields where we have developed and are developing our technology. These patents and patent applications might have priority over our patent applications and could subject our patent applications to rejection. Finally, in addition to those who may claim priority, any of our existing patents may also be challenged by others on the basis that they are otherwise invalid or unenforceable.

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

Furthermore, if appropriate opportunities arise, we may acquire additional assets, products, technologies, or businesses that are complementary to our existing business. In addition to possible shareholder approval, we may have to obtain approvals and licenses from the government authorities for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increasing delay and costs, and may derail our business strategy if we fail to do so. Moreover, the costs of identifying and consummating acquisitions may be significant. Furthermore, past and future acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our operations. Acquired assets or businesses may not generate the financial results that we expect, or may be involved in potential legal risks that negatively affect our business. Acquisitions could result in the use of substantial amount of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets, and exposure to potential unknown liabilities of the acquired business. In particular, given the rapid evolution of AI technology, acquired assets may become obsolete faster than anticipated, leading to significant non-cash impairment charges that adversely affect our net income. In addition, any acquired business may be involved in legal proceedings originating from historical periods prior to the acquisition, and we may not be fully indemnified, or at all, for any damage to us resulting from such legal proceedings, which could materially and adversely affect our financial position and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. In addition, our independent registered public accounting firm has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

We have invested and expect to continue to invest significantly in what we believe is modern tooling, machinery, and other manufacturing equipment for the product lines where our vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we may decide to update our manufacturing process with advanced equipment more quickly than expected. In addition, we may adjust our product portfolio in response to lower - than - expected sales for certain models. Moreover, as our engineering and manufacturing expertise and efficiency increase, we may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. We are working on further improving the efficiency and technological capabilities of our manufacturing bases. Our increased investment in the manufacturing plants will result in an increase in depreciation cost upon expansion of our manufacturing bases, which could adversely affect our financial condition and results of operations.

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

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned Banurs v. Li Auto Inc. et al, No. 24-cv-03470 and Chaudary v. Li Auto Inc. et al, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al, No. 24-cv-03470. On March 27, 2025, the plaintiffs filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending. The case remains in its preliminary stage. We are currently unable to predict the outcome of this lawsuit or any possible loss or range of loss, if any, associated with the resolution thereof. In the event that our initial defense of this case is unsuccessful, there can be no assurance that we will prevail in any appeal. We may also face new legal proceedings, claims and investigations in the future. The existence of such cases and any adverse outcome of these cases, including any plaintiff’s appeal of a judgment, could have a material adverse effect on our business, reputation, financial condition, results of operations, cash flows as well as the trading price of our ADSs. Resolution of these matters may utilize a significant portion of our cash resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

A severe or prolonged downturn in the macroeconomy could materially and adversely affect our business, financial condition, and results of operations.

The global macroeconomic environment faces numerous challenges. Like certain other developed and developing economies, the Chinese economy has experienced, and may continue to experience from time to time, slowing growth rate and issues affecting population growth. In light of ongoing inflationary pressure, the Federal Reserve and other central banks raised interest rates in 2023, with a series of bank failures, and started to lower interest rates in 2024 and 2025. However, inflation continue to be a threat to the global economy. Regional conflicts, such as the Russia-Ukraine conflict, the Hamas-Israel conflict, and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There also have been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, and tariffs. The Trump Administration, after coming into power in January 2025, has implemented various political and economic policies, many of which were targeted on China, further creating uncertainties to the U.S.-China relationship and the macroeconomy in general. In recent years, a large number of jurisdictions have imposed higher tariffs and other protective measures on imports and exports, and such protectionist policies could discourage cross-border transactions and globalization.

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

We conduct our business primarily through our PRC subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. There is limited volume of published court decisions, which may be cited for reference but have limited precedential value unless otherwise stipulated by the Supreme People’s Court. The PRC legal system is developing rapidly, and the interpretation of laws, regulations, and rules and the enforcement of these laws, regulations, and rules could lead to uncertainties. For example, the revised PRC Company Law, which took effect on July 1, 2024, makes substantial changes in a number of areas, including, among others, imposing time limit for capital contribution to existing and future companies so that companies established before the new Company Law takes effect with a term of capital contributions exceeding the time limit must adjust their schedule of capital contribution unless otherwise provided by relevant laws and regulations or the State Council. We may be required to fulfill our capital contribution obligations to our PRC subsidiaries or to provide financial support to the nominee shareholders of the VIEs within a significantly shorter timeframe than currently stipulated pursuant to the new Company Law. However, as the new Company Law is relatively new, its implementation and interpretation remain uncertain.

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

Our automotive vehicles support various novel features that are subject to evolving regulatory requirements. In the field of autonomous driving, in 2025, the PRC government further tightened the eligibility and road-testing standards for autonomous driving technologies. The evolving regulatory framework imposes more rigorous requirements on safety assessments, liability determinations, and data processing compliance for autonomous driving systems, which may delay the roll-out of our advanced smart driving features and increase ongoing compliance and R&D expenditures. With respect to over-the-air (OTA) updates, regulatory authorities have recently enhanced scrutiny over the use of OTA updates to alter vehicle performance or remediate safety defects. Frequent or significant OTA updates now require more complex filing procedures and may be characterized as “recalls,” which limits our ability to rapidly iterate software functions and could adversely impact our brand reputation.

The regulatory framework to regulate the NEV industry in China is evolving. In 2025, new regulations were implemented concerning the payment terms to small and medium-sized enterprises, which have restricted our autonomy over supply payment cycles. Should regulators mandate shorter payment windows, our operating cash flow and working capital management may experience short-term pressure, thereby impacting our capital deployment efficiency. In the same year, regulatory authorities and industry associations also intensified restrictions on “involution-style”, meaning cutthroat, competition, aiming to steer the industry towards more value-based competition and orderly expansion. Related pricing guidelines or self-disciplinary pacts may limit our flexibility to gain market share through aggressive pricing strategies, potentially impacting our sales volume growth targets. We cannot assure you that we have satisfied or will continue to satisfy all of the laws, rules, and regulations in the timely manner or at all. Changes in government policies may create uncertainty that could adversely affect our business operations. The interpretation and implementation of existing laws, rules, and regulations are subject to regulatory discretion and may change in the future, which could materially and adversely affect the validity of the approvals, qualifications, licenses, permits, and registrations we obtained or completed. Any failure to comply may result in fines, restrictions, and limits on our operations, as well as suspension or revocation of certain certificates, approvals, permits, licenses, or filings we have already obtained or made.

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

The conversion of Renminbi into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. Renminbi has fluctuated against Hong Kong dollars and U.S. dollars, at times significantly and unpredictably. The value of Renminbi against Hong Kong dollars, U.S. dollars, and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. As we expand our international operations, we are increasingly exposed to fluctuations in other foreign currencies beyond U.S. and Hong Kong dollars. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against Hong Kong dollars and U.S. dollars in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and U.S. dollars in the future.

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

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which took effect on March 31, 2023. Pursuant to these regulations, companies in the Chinese mainland that directly or indirectly offer or list their securities in an overseas market, including a company in the Chinese mainland limited by shares and an offshore company whose main business operations are in the Chinese mainland and intends to offer shares or be listed in an overseas market based on its equities, assets or similar interests in the Chinese mainland are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Failure to complete the filing under these regulations or conceals any material fact or falsifies any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. These regulations also provide that a company in the Chinese mainland must file with the CSRC within three business days for its follow on offering of securities after it is listed in an overseas market. Therefore, we are subject to the filing requirements for our future capital raising activities under these regulations. As these regulations were newly promulgated, its interpretation, application and enforcement remain unclear and there remains uncertainties as to how these regulations will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our securities, or to conduct any securities offerings in the future.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2025.

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

On March 15, 2019, the PRC National People’s Congress approved the PRC Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the PRC State Council approved the Implementation Rules of Foreign Investment Law, which took effect on January 1, 2020. The Foreign Investment Law and its implementation rules embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since the Foreign Investment Law and its implementation rules are evolving, their interpretation and implementation could lead to uncertainties.

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

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises. On January 31, 2018, the Catalog on Overseas Investment in Sensitive Industries (2018 Edition) was promulgated. Overseas investment governed by these rules refers to the investment activities conducted by an enterprise located in the PRC territory either directly or via an overseas enterprise under its control through investment with assets and equities or providing financing or guarantees in order to obtain overseas ownership, control, management rights, and other related interests, and overseas investment by a PRC individual through overseas enterprises under his or her control is also subject to these rules. According to these rules, any overseas investment in a sensitive industry or any direct investment by a Chinese enterprise in a non-sensitive industry with an investment amount of over US$300 million requires prior approval from, or filing with, the NDRC respectively, and for overseas investments indirectly by Chinese investors (including PRC individuals) in a non-sensitive industry with an investment amount of over US$300 million need to be reported. However, there remain uncertainties with respect to the interpretation and application of these rules, including whether our overseas investments will be subject to these rules. If we fail to obtain the approval, complete the filing, or report our overseas investment with our proceeds (as the case may be) in a timely manner provided that these rules are applicable, we may be forced to suspend or cease our investment, or be subject to penalties or other liabilities, which could materially and adversely affect our business, financial condition, results of operations, and prospects.

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

In addition, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the NDRC and the Ministry of Commerce jointly issued the Measures for the Security Review for Foreign Investment, which took effect on January 18, 2021. These measures set forth the provisions concerning the security review mechanism on foreign investment, including, among others, the types of investments subject to review, and the review scopes and procedures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions could be time consuming, and any required approval processes, including approval from the Ministry of Commerce and other PRC government authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement Between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Furthermore, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Treaties, which took effect in January 2020, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file reports and materials with the tax authorities. In addition, based on the Notice on Issues concerning Beneficial Owner in Tax Treaties issued on February 3, 2018 by the State Taxation Administration, which took effect on April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of the applicant’s income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on the income or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation—PRC Taxation.” We intend to re-invest all earnings, if any, generated from our PRC subsidiaries for the operation and expansion of our business in China. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. Our determination regarding our qualification to enjoy the preferential tax treatment could be challenged by the tax authority and we may not be able to complete the necessary filings with the tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiary.

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

The trading price of our Class A ordinary shares or the ADSs has been volatile since they started to trade on the respective stock exchange, and could fluctuate widely due to factors beyond our control. In addition, the stock market in general, and the market prices for companies with operations in China in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. The securities of some China-based companies that have listed their securities in the United States have experienced significant volatility since their initial public offerings in recent years, including, in some cases, substantial declines in the trading prices of their securities. The trading performances of these companies’ securities after their offerings may affect the attitudes of investors towards China-based companies listed in the United States in general, which consequently may impact the trading performance of our Class A ordinary shares or the ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other China-based companies may also negatively affect the attitudes of investors towards China-based companies in general, including us, regardless of whether we have engaged in any inappropriate activities. In particular, the heightened geopolitical tensions in 2025 and the resulting shifts in international capital flows have contributed and may continue to contribute to extreme volatility in the global stock markets. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares or the ADSs. Volatility or a lack of positive performance in our Class A ordinary shares or the ADSs price may also adversely affect our ability to retain key employees, most of whom have been granted options or other equity incentives.

In addition to market and industry factors, the price and trading volume for our Class A ordinary shares or the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings and cash flow;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;

●	detrimental adverse publicity about us, our services or our industry;
●	fluctuations in order intake, uncertainties in delivery outlook, and discrepancies between projected and actual vehicle deliveries;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	time zone difference, trading volume discrepancies and potential arbitrage between the Hong Kong Stock Exchange and Nasdaq;
●	actual or potential litigation or regulatory investigations; and
●	regulatory developments affecting us, our users, suppliers, or our industry.

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

As of March 18, 2026, Mr. Xiang Li, our chairman and chief executive officer, beneficially owned 355,812,080 Class B ordinary shares and 108,557,400 Class A ordinary shares constituting the CEO Award Shares, representing 68.7% of the aggregate voting power of our total issued and outstanding ordinary shares assuming the restrictions for none of the CEO Award Shares are released, due to the disparate voting powers associated with our dual-class voting structure. Mr. Li will continue to have considerable influence over matters requiring shareholder approval. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares or ADSs may view as beneficial.

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

Given the intense competitive landscape and the volatility of our profitability, we currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares or ADSs as a source for any future dividend income.

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

A non-U.S. corporation, such as our company, will be classified as a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income (the “income test”); or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year. Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, and based on the current and anticipated value of our assets and composition of our income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

In April 2021, we issued US$862.5 million 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder’s option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on the business day immediately preceding November 1, 2027. The holders have the right, at the option of each holder, to require us to repurchase all of such holder’s Notes or any portion of the principal thereof that is equal to US$1,000 principal amount (or an integral multiple thereof) for cash on May 1, 2026. As the conversion of the 2028 Notes may take place anytime during such periods if the conditions are fulfilled, the conversion of the 2028 Notes and any convertible notes that we may issue in the future will dilute the ownership interests of existing shareholders and existing ADS holders. Any sales in the public market of the ADSs issuable upon such conversion may increase the opportunities to create short positions with respect to the ADSs, which could adversely affect prevailing trading prices of our ADSs. In addition, the existence of such convertible notes may encourage short selling by market participants because the conversion of such notes could depress the price of our ADSs. The price of our ADSs could be affected by possible sales of our ADSs by investors who view the convertible notes as a more attractive means of equity participation in us and by hedging or arbitrage trading activity, which we expect to occur involving our ADSs.

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

In December 2018, we acquired Chongqing Lifan Automobile Co., Ltd., and later changed its name to Chongqing Zhizao Automobile Co., Ltd.

In July 2019, Li Auto Inc. gained control over Beijing CHJ and its subsidiaries through Wheels Technology by entering into a series of contractual arrangements with Beijing CHJ and its shareholders. Wheels Technology also entered into a series of contractual arrangements with Xindian Information, and its shareholders in April 2019. The contractual arrangements with Beijing CHJ and Xindian Information were subsequently amended and restated, most recently in July 2023. The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to less than 0.1% of our total revenues in 2023, 2024 and 2025. The revenue contribution of the businesses of the VIEs and their subsidiaries with foreign investment restrictions under PRC laws, being the provision of value-added communication services and other foreign restriction business, was not material in 2023, 2024 and 2025.

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles. Our mission is: Be Proactive, Change the World (“主动积极，改变世界”). Through innovations in product, technology, and business model, we provide families with safe, convenient, and comfortable products and services.

Our vehicle products include both EREVs and BEVs. As a pioneer in successfully commercializing EREVs in China, we started volume production of EREVs in November 2019 with our first model Li ONE, a six-seat, large premium smart electric SUV with phenomenal performance. While firmly advancing along our technological route, we build platforms for battery electric vehicles in parallel. Our current model lineup includes a high-tech flagship family MPV, four Li L series extended-range electric SUVs, and two Li i series battery electric SUVs. We will continue to expand our product lineup to target a broader user base.

We are dedicated to serving the mobility needs of families in China. To this end, we strategically focus on NEVs priced over RMB200,000 (US$28,600). In light of diverse family needs in terms of price range, vehicle size, seat options, powertrain and intelligence level, we have developed different vehicle series and models to capture these needs. Leveraging our enhanced product strengths and operating efficiency, we have consistently set new record highs in deliveries. On October 18, 2024, we hit the one million cumulative vehicle deliveries milestone, becoming the first emerging new energy automotive brand in China to reach this benchmark, just 58 months after delivering our first vehicle in December 2019. In December 2025, we surpassed the milestone of 1.5 million cumulative vehicle deliveries. The cumulative deliveries of our vehicles reached 1,540,215 as of December 31, 2025.

In 2025, we also expanded our global footprint by introducing Li L9, Li L7, and Li L6 to Uzbekistan, Kazakhstan, Azerbaijan and Egypt, beginning to establish our market presence across Central Asia, the Caucasus, and Africa.

We focus on platform-based strategies to organize and execute our vehicle roadmap, as we believe the combination of EV and intelligent platform capabilities would continue to lead to increasing operational efficiency.

●	EREV. Our proprietary EREV solution enables families to enjoy all the benefits of a premium, spacious SUV while free from range anxiety. The Li L series boost a maximum CLTC pure electric range of 286 kilometers and CLTC combined range of 1,421 kilometers with industry-leading thermal efficiency and NVH performance. We plan to further develop and optimize the overall performance of our EREV powertrain system.
●	BEV. Our HPC BEV technologies deliver superior charging experience to achieve a driving range of 500 kilometers with just a 10-minute charge, offering energy replenishment as efficient as ICE vehicles refueling. Our HPC solution includes an 800-volt electric drive system based on third-generation silicon carbide power modules, batteries with 5C charging capabilities, an advanced, wide temperature range thermal management system, and a proprietary nationwide 5C supercharging network.
●	Autonomous Driving. We equip our vehicles with proprietary autonomous driving technologies that enable superior driving experience and safety features. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Both Li AD Max and Li AD Pro support City NOA and Highway NOA functionalities, while Li AD Max features advanced autonomous driving capabilities building on our proprietary VLA Driver large model. We will continue to optimize our autonomous driving solutions leveraging our full-stack proprietary software development capabilities.
●	Smart Space. The smart space features of our vehicles provide premium in-car experience. Our vehicle models are equipped with smart space systems with flexible choices of smartness, featuring multi-screen, three-dimensional interactions, voice interactions, and constantly evolving smart features, bringing exceptional in-car interactive experience to passengers. We continue to optimize and innovate the smart features of our vehicles to enhance user experience and satisfaction.

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

Vehicle Delivery

We delivered 406,343 vehicles in 2025. Our cumulative vehicle delivery was 633,364 as of December 31, 2023, 1,133,872 as of December 31, 2024 and 1,540,215 as of December 31, 2025.

Our Vehicles

Li L Series

We are a pioneer in successfully commercializing EREVs in China. The cumulative delivery of our EREV models have surpassed 1.4 million as of the date of this annual report, underscoring our dominant position in EREVs in the SUV market in China. Li L series, our current EREV line, is equipped with our proprietary all-wheel drive EREV powertrain system, with varying sizes and prices for different user needs. The following table sets forth the current model composition under the Li L series.

Model Name	Description
Li L9	Six-seat flagship family SUV
Li L8	Six-seat premium family SUV
Li L7	Five-seat flagship family SUV
Li L6	Five-seat premium family SUV

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

Li MEGA

Li MEGA, our inaugural BEV, is a high-tech flagship family MPV featuring superior performance across safety, drivability, and comfortability, as well as contour design. It adopts unconventional aerodynamics appearance and provides ample cabin space with a low drag coefficient. Embodying our latest technological advancements in electrification and intelligentization, Li MEGA is built on an 800-volt battery electric platform and equipped with a 102.7 kilowatt-hour 5C battery. A 10-minute charge could replenish 500 kilometers of range for Li MEGA. Enhanced by silicon carbide power chips, Li MEGA’s energy consumption is 15.9 kilowatt-hours per 100 kilometers based on CLTC testing results. Li MEGA comes standard with the Li Auto Fortress Protection System that guards family passengers and is equipped with our Li Magic Carpet air suspension. We launched Li MEGA in March 2024 and commenced delivery in the same month. In September 2024, Li MEGA received the highest “G+” rating in the three same C-IASI valuation categories and became the first MPV to receive a “G” rating in crash tests of 25% frontal offset impact on both the driver and the passenger sides under C-IASI’s latest assessment protocols. In April 2025, we launched Li MEGA Home which offers zero-gravity second-row seats that rotate 45°, 90°, and 180°, transforming the vehicle into a versatile and user-friendly space ideal for dining, entertainment, work, and other activities. It also features electrically powered front doors with a quiet-close mechanism, ensuring both seamless accessibility and refined acoustic comfort for passengers.

Li i Series

Li i series, our BEV SUV line, is supported with our latest high-voltage battery electric platform featuring an in-house developed electric drive system, 5C battery pack, and a nationwide 5C super charging network. The following table sets forth the current model composition under the Li i series.

Model Name	Description
Li i8	Six-seat battery electric family SUV
Li i6	Pioneering five-seat battery electric SUV

The Li i series embodies a new design philosophy, characterized by low aerodynamic drag, low energy consumption and expansive interior space. The vehicle architecture is engineered with a low center of gravity and high torsional rigidity, complemented by our full-stack, in-house developed electronic chassis control system, which provide both agility and comfort in the driving experience. Inside, the interior of the Li i series is appointed with a fresh design and newly developed seats, further enhancing the sense of luxury and overall passenger comfort.

In November 2025, Li i8 achieved the highest overall score of the year in the China-Automobile Health Index (C-AHI) assessment conducted by China Automotive Engineering Research Institute Co., Ltd. Li i8 also received the highest ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index. Additionally, in January 2026, Li i8 was awarded top-tier ratings by the China Insurance Automotive Safety Index (C-IASI), including the “G+” (excellent plus) grade for occupant safety, vehicle assistance safety, and pedestrian safety, as well as the “G” (Excellent) grade for new energy vehicle-specific performance and crashworthiness & repair economy. Li i6 achieved the highest overall score ever recorded among NEVs in the C-AHI assessment conducted by China Automotive Engineering Research Institute Co., Ltd in December 2025, and also received the highest ratings across all three categories assessed, including the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

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

HPC BEV Technologies

As a pioneer in HPC BEV technologies, we develop them to deliver superior charging experience to achieve a driving range of 500 kilometers with just a 10-minute charge, offering energy replenishment as efficient as ICE vehicles refueling. Our BEV technologies boast 5C battery cells that support supercharging technology, highly integrated lightweight design, high collision safety design, and efficient thermal management design. Our internally-developed silent electric drive system significantly improves range efficiency, with a CLTC comprehensive efficiency of 93.08%. The high power density electric drive system, leveraging electronic components based on third-generation wide bandgap SiC semiconductor materials and other advanced designs and technologies, including incorporation of hexagonal cells that improve conductivity per unit area and reduce current losses. With 5C battery, 5C super charging stalls featuring an 800-volt architecture. Our proprietary SiC power chip paired with the high-voltage 3-in-1 drive motor elevates the performance of the electric driving system while also deeply integrating the booster module with the motor. Our proprietary thermal management system, integrating multi-source heat pumps with large modules, enhances range in low temperatures and ensures motor thermal safety.

Autonomous Driving

Autonomous driving technologies enable superior driving experience and enhance driving safety. We leverage our full-stack proprietary software development capabilities to introduce closed-loop data-driven autonomous driving solutions. Our autonomous driving system is optimized and adapted based on the complex road conditions in China. It currently features highway NOA and city NOA, assisted driving (lane centering control), AEB and AES active safety system, and automated parking system. We currently have two autonomous driving systems, Li AD Max and Li AD Pro. Li AD Max is powered by our newly launched Vision-Language-Action (VLA) driver AI model, further enhancing automounts driving experience. Our VLA model features spatial intelligence, language intelligence and behavioral intelligence, and is able to continuously evolve by learning and adapting to users’ driving styles and preferences. Our vehicle models equipped with Li AD Max are taking up an increasing proportion of total orders, evidencing customers’ willingness to pay for our AD technology.

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

We have also developed our own proprietary world model, which serves as a cornerstone for simulation-based evaluation and reinforcement learning in autonomous driving development. The world model is designed to generate physically realistic scenarios that supplement real-world driving data, greatly enriching the variety and complexity of training inputs for autonomous systems. By leveraging data generated from the world model, we are able to conduct large-scale simulation tests to verify the generalization capability of autonomous driving models under diverse and challenging conditions, which not only improves the efficiency and cost-effectiveness of model evaluation but also accelerates the iteration and deployment of safer, more robust autonomous driving solutions. Furthermore, we have achieved a significant milestone in our vertical integration strategy with the successful development of our proprietary autonomous driving inference chip, the M100. Designed to achieve seamless synergy with our full-stack autonomous driving algorithms, the M100 chip is scheduled for mass production and is expected to be integrated into our new vehicle models starting in 2026. This internally-developed silicon is expected to further enhance the computing efficiency and safety performance of our smart driving systems while optimizing our long-term hardware cost structure.

Smart Space and Li Xiang Tong Xue

A cabin with smart space technologies is a future trend for the automotive industry and will unlock premium user experiences, and we are dedicated to applying smart interactive systems to provide premium in-vehicle experiences. As a trendsetter and a top-tier performer in smart space technologies, we have been focusing on smart space features such as human-car interactions, multi-screen three dimensional interactions, and voice assistant Li Xiang Tong Xue since our first model, and have designed the core software and functions of our interactive systems.

We offer smart space systems in all our current vehicles. Our pioneering multi-screen three-dimensional interactive mode elevates the driving and entertainment experience to a new level. At front, a combined HUD and interactive safe driving screen projects key driving information onto the front windshield. The other screens, including the vehicle’s central control screen, the passenger entertainment screen, and the rear cabin entertainment screen, are complemented by our internally-developed audio system. Within the smart space, the family account system can identify different users and automatically remembers individual preferences, providing a personalized driving experience. The built-in “AI Task Master” allows users to customize and program vehicle functions according to their daily needs. In addition, our three-dimensional space interaction integrates voice commands and intuitive gesture controls, while the multi-device connectivity allows seamless linkage between the vehicle and other smart devices for enhanced convenience and entertainment.

Our smart assistant, Li Xiang Tong Xue serves as an encyclopedic teacher and a reliable assistant in driving, travel, and entertainment for the whole family. It supports multiple interaction methods including voice, gesture, and touch, enabling more natural and vivid interaction with users. Li Xiang Tong Xue evolves through continuous growth and iteration with its integrated memory network and delivers end-to-end, efficient, and natural responses to the diverse needs of family members. Li Xiang Tong Xue is now available for download on mobile devices and also accessible via a web version, extending the benefits of its intelligent capabilities to more families and users. The mobile app also unlocks various entertainment and live functions, such as translating menus, providing podcasts, and offering meaningful chats across diverse fields.

Powered by our in-house foundation model MindGPT, Li Xiang Tong Xue has now evolved from a voice assistant to Li Xiang Tong Xue Agent. It can independently utilize tools, resolve complex tasks, and possess personalized memory. For complex tasks, Li Xiang Tong Xue Agent leverages our advanced model capabilities to understand user intent and achieve goals efficiently. For instance, it can autonomously invoke tools like the Meituan app to fulfill in-store food pickup requests or activate the vehicle’s external cameras to scan QR codes in parking lots for payment. Additionally, with the integration of Face ID and our family account system, Li Xiang Tong Xue Agent can remember information about each individual to deliver personalized experiences while ensuring data security, making daily use more convenient, thoughtful and emotionally resonant for every family member.

Li Halo OS

In March 2025, we officially open-sourced our proprietary operating system, Li Halo OS, making us the world’s first automaker to commit to open-sourcing its proprietary operating system for smart vehicles. The in-house development of Li Halo OS began in 2021, with its first mass-production deployment achieved in 2024. Li Halo OS offers a range of significant advantages, including flexible chip adaptation, broad hardware support, faster system response, lower computing power costs, and robust security and privacy protections. Since the open sourcing of Li Halo OS, Li Halo OS has received strong recognition from industry partners across the automotive value chain. In September 2025, we signed memorandums of cooperation with 16 ecosystem partners covering core areas of the smart vehicle industry, marking the transition of Li Halo OS into a new phase of joint development aimed at promoting its broader adoption and collectively advancing the technological frontier of smart mobility.

Li AI Glasses, Livis

In December 2025, we launched Li AI Glasses, Livis, our first proprietary multimodal AI-powered wearable device. Livis combine the functions of a headset, camera, and voice recorder, offering users a versatile wearable experience. In addition to standalone capabilities, Livis enables vehicle control and interacts directly with our in-vehicle systems, supporting smart connectivity and coordinated operation between the glasses and our vehicles. The core innovation of Livis lies in its deep integration with the Li Auto ecosystem. It serves as a natural extension of our in-vehicle intelligence, enabling users to perform a range of vehicle control functions—such as locking doors or adjusting the climate—directly through the glasses. Furthermore, Livis allows for seamless interaction with the in-vehicle infotainment system, creating a continuous and connected user experience whether inside or outside the car. The launch of Livis represents a key step in extending our AI capabilities beyond the vehicle, providing customers with a consistent, intelligent and connected experience.

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

Research and Development

As a leading technology-driven company in the NEV industry and a first mover in the field of embodied AI, we heavily rely on research and development to establish and strengthen our market position. We conduct our research and development activities primarily in our headquarters in Beijing, China, and we also maintain research and development centers in Shanghai, China, Munich, Germany, and Silicon Valley, United States. We are developing intelligent electric vehicle and embodied AI technologies, such as next-generation powertrain system, 5C battery technologies, high-voltage platform, ultra-fast charging technologies, autonomous driving technologies, intelligent cockpit, and operating systems. As of December 31, 2025, we had 6,041 employees engaging in research and development. In 2025, our research and development expenses reached RMB11.3 billion, accounting for 10.1% of our total revenues for the year.

Vehicle Design and Engineering

We have developed significant in-house capabilities in the design and engineering of NEVs and various components and systems. Our vehicle styling team, which consists of experienced designers from reputable global automakers, has defined unified design language for our Li Auto vehicle family. We have in-house vehicle development capabilities with core competence in NEV powertrain architecture, chassis, and battery, motor, and electric control systems. In particular, we have developed substantial expertise in design, development, and manufacturing of battery management systems and vehicle control units. Many of our exterior design features have been trendsetters, such as the 3D halo lights, the highly recognizable outline and flawless, pure bodywork of Li MEGA, as well as the advanced designs of Li i6 and Li i8 characterized by low drag coefficients and spacious interiors.

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

As of December 31, 2025, we had 548 retail stores in China, located in high-traffic malls and auto sales parks to maximize exposure and offer in-depth test-drive experiences. Users visit a store for vehicle check-up, test-drive, and order placement. While providing purchase, delivery, and servicing experiences, our direct sales and servicing network also allows us to digitalize our user interactions and gain a gateway to user preferences and pain points. We continue to expand and innovate to improve our retail distribution and customer experience through additional locations and innovative sales strategies.

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

Servicing and Warranty

As of December 31, 2025, we had 561 servicing centers and Li Auto-authorized body and paint shops across 224 cities in China. Servicing centers and Li Auto-authorized body and paint shops perform in-person maintenance and repairs, and are generally located in urban development hubs or areas with a high concentration of automotive industry with convenient transportation.

We have started to build an HPC network to achieve a superior charging experience. As of December 31, 2025, we had built 3,907 super charging stations in operation equipped with 21,651 charging stalls in China.

We currently offer a five-year or 100,000-kilometer limited warranty for new vehicles, and an eight-year or 160,000-kilometer limited warranty for battery packs, electric motors, electric motor controllers. We also provide owners of our vehicles free roadside assistance during the warranty coverage 24 hours a day, seven days a week.

We offer a suite of value-added services to serve our users’ needs and keep them engaged, such as home charging pile installation, vehicle service packages, the Li Auto Mall, as well as insurance, used car and auto finance agency services.

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

In addition, we continue to advance a data-driven transformation of our manufacturing operations. By leveraging our proprietary Lianshan platform as the core of our intelligent industrial ecosystem, we integrate R&D, supply chain, manufacturing and after-sales into a unified, end-to-end data flow. Through AI-enabled inspection, modular workstations, and robotics-centered process planning, we have significantly improved production efficiency, manufacturing consistency, and maintenance stability.

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

We are accelerating supply chain development to build resilience against market fluctuations and support our rapidly growing sales. Importantly, we are committed to extending our in-house development and manufacturing capabilities vertically along our supply chain. Because we own the manufacturing facilities that we use, either directly or through majority-owned joint ventures, we are able to produce range extenders and five-in-one electric drive units that can support our EREV delivery targets. On the BEV side, we own a semiconductor manufacturing base in the high-tech zone of Suzhou, Jiangsu Province, where we focus on research and development and production of automotive-grade power modules based on the third-generation semiconductor material, silicon carbide (SiC). The power module is a core component of the 800-volt electric drive system that we developed in-house.

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

Our product verification system integrates hardware and software testing, covering materials, parts, systems, autonomous driving, Human-Machine Interface (HMI), and whole vehicle electrical/electronic (E/E). By combining external testing resources with internal capabilities to upgrade validation standards, we enhance validation standards to ensure vehicle quality and performance. During delivery, we conduct rigorous quality standard checks on the vehicle’s appearance, functionality, sealing, safety compliance, and road test performance. Embracing smart manufacturing, we incorporate cutting-edge automated machinery and intelligent driving technologies into production, facilitating unmanned quality inspections. In addition, our facilities have deployed unmanned inspection lines, allowing for automated vehicle quality checks with high accuracy and efficiency.

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

In July 2025, we were awarded the highest “AAA” rating by MSCI ESG Research for the third consecutive year, in recognition of our excellence in key areas such as corporate governance, product quality and safety, clean technologies, and our commitment to sustainable development and social responsibility. In the 2025 S&P Global Corporate Sustainability Assessment (S&P Global CSA), we took a leading position among Chinese automakers.

Our 2025 Environmental, Social and Governance Report showcases our ESG strategies, management, and practices, while our first climate-related disclosures report presents our commitments and strategies for climate action and demonstrates our climate resilience. Both the ESG report and climate-related disclosures report are available on our investor relations website.

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

Intellectual Property

We believe that we have significant capabilities in the areas of vehicle engineering, development, and design. As a result, our success depends, at least in part, on our ability to protect our core technologies and intellectual property rights. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including employee and third-party nondisclosure agreements, copyright, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technologies. As of December 31, 2025, we had 4,765 issued patents and 7,396 pending patent applications in China, which lay a solid foundation for our core proprietary technologies and the development of our next generation of EREVs and HPC BEVs in China. As of December 31, 2025, we had 2,205 registered trademarks and 1,302 pending trademark applications in China. As of December 31, 2025, we also held or otherwise had the legal right to use 91 registered copyrights for software and 97 registered domain names in China, including lixiang.com. We intend to continue to file additional patent applications with respect to our technologies and file additional trademark applications with respect to our brand.

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

Favorable Government Policies Relating to NEVs in China

Government Subsidies for NEV Purchasers

According to the Notice on the Implementation of Large-scale Equipment Renewal and Consumer Goods Replacement for 2026 issued by the NDRC and the Ministry of Finance on December 29, 2025, individual consumers who scrap passenger vehicles registered under their own names and purchase new NEVs included in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax published by the MIIT, or fuel-powered passenger vehicles with an engine displacement of 2.0 liters or below, are entitled to a subsidy. The subsidy amounts to 12% of the NEV purchase price (capped at RMB20,000), or 10% of the purchase price of a fuel-powered passenger vehicle with an engine displacement of 2.0 liters or below (capped at RMB15,000).

In addition, on December 30, 2025, the Ministry of Commerce and seven other departments issued the Detailed Implementation Rules for Subsidies on Automobile Replacement for 2026, which provide that in 2026, individual consumers who scrap (i) gasoline-powered passenger vehicles registered before June 30, 2013, (ii) diesel or other fuel-powered passenger vehicles registered before June 30, 2015, or (iii) NEVs registered before December 30, 2019, and purchase NEVs included in the Catalog of New Energy Vehicle Models Exempt from Vehicle Purchase Tax published by the MIIT or fuel-powered passenger vehicles with an engine displacement of 2.0 liters or below, are entitled to a subsidy of RMB10,000.

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

NEV License Plates

In recent years, in order to control the number of motor vehicles on the road, certain local governments in China, such as Shenzhen, Shanghai, Beijing, Tianjin, Guangzhou, Hangzhou, and Hainan have issued restrictions on the issuance of vehicle license plates. These restrictions generally do not apply to the issuance of license plates for NEVs, which makes it easier for NEV purchasers to obtain license plates. For example, in Shenzhen, pursuant to the Detailed Rules of Shenzhen Municipality for the Implementation of the Administration of the Increase of Cars (2019) which was issued on January 11, 2019 and was replaced by the Detailed Rules of Shenzhen Municipality for the Implementation of the Administration of the Increase of Cars, which was issued on February 27, 2024 and took effect on March 1, 2024, NEVs including EREVs and BEVs are exempt from the license plate restrictions. However, in Shanghai, pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2021 Version), EREVs are not considered NEVs that are exempt from the license plate restrictions starting from January 1, 2023. Pursuant to the Implementation Measures on Encouraging Purchase and Use of New Energy Vehicles in Shanghai (2025 Version) which was issued on December 27, 2024 and became effective on January 1, 2025, local authorities will issue new license plates to qualified BEVs and fuel cell vehicles purchasers without requiring such qualified purchasers to go through certain license-plate bidding processes and to pay license-plate purchase fees as compared with ICE vehicle purchasers. In Beijing, EREVs are treated as ICE vehicles for the purposes of obtaining license plates. Potential EREV purchasers in Beijing must participate in a lottery for a purchase permit, instead of applying for the NEV license plates based on the quota determined by the local authorities in Beijing.

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

The currently effective negative list is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), or the 2024 Negative List, which was published by the Ministry of Commerce and NDRC on September 6, 2024, and took effect on November 1, 2024. In addition, in October 2022, the Ministry of Commerce and the NDRC jointly issued the Encouraged Foreign Investment Industry Catalog (2025 Version), which took effect on February 1, 2026. Industries that are not listed in the 2024 Negative List are permitted areas for foreign investments and are generally open to foreign investment unless specifically restricted by other PRC regulations. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold majority interests in such joint ventures. In addition, projects in the restricted category may be subject to higher-level government approval requirements. Foreign investors are not allowed to invest in industries in the prohibited category. For example, foreign investors are prohibited from investing in companies engaged in on-ground mobile surveying and radio and television program production businesses under the 2024 Negative List. The provision of value-added telecommunications services falls in the restricted category under the 2024 Negative List and the percentage of foreign ownership cannot exceed 50%, except for e-commerce, domestic multi-party communications, and store-and-forward call centers.

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in April 2022, the ultimate foreign equity ownership in a value-added telecommunications services provider cannot exceed 50%. The amended Provisions removed the performance and operational experience requirements for major foreign investors that own equity interest in PRC companies conducting value-added telecommunication business in China in the Provisions on Administration of Foreign-Invested Telecommunications Enterprises.

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-Up of Value-Added Telecommunications Services. Pursuant to the circular, the MIIT launches pilot programs to expand the opening-up of value-added telecommunications services, initially in several designated regions in Beijing, Shanghai, Hainan, and Shenzhen. In the regions approved to launch pilot programs, restrictions on foreign ownership in certain value-added telecommunications businesses will be removed, including internet data centers, content delivery networks, internet service providers, online data processing and transaction processing, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations), and information protection and processing services. Foreign invested enterprises conducting these services in the approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

Foreign Investment Law

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, which became effective on January 1, 2020. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic-invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection, and administration of foreign investments in view of investment protection and fair competition.

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

Regulations on Internet Information Security and Privacy Protection

In November 2016, the Standing Committee of the National People’s Congress, promulgated the PRC Cybersecurity Law, which took effect on June 1, 2017 and was subsequently amended on October 28, 2025 and became effective on January 1, 2026. The Cybersecurity Law requires that network operators, including internet information services providers, take technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. We are subject to such requirements as we are operating a website and mobile application and providing certain internet services mainly through our mobile application. The Cybersecurity Law further requires internet information services providers to formulate contingency plans for network security incidents, report to the competent departments immediately upon the occurrence of any incident endangering cybersecurity, and take corresponding remedial measures.

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

On January 30, 2026, the MIIT and seven other departments published the Guidelines on Security for Outbound Transfer of Automotive Data (2026 Version) (the “Guidelines”), which became effective on the same date. The Guidelines are intended to guide and regulate the efficient, convenient, and secure conduct of outbound data transfer activities by automotive data processors and to enhance the facilitation of outbound automotive data transfers. Pursuant to the Guidelines, automotive data processors are required to declare a security assessment for outbound data transfers in the following circumstances: (i) where important data is transferred overseas; (ii) where personal information (excluding sensitive personal information) of more than one million individuals in aggregate has been transferred overseas since January 1 of the current year; (iii) where sensitive personal information of more than 10,000 individuals in aggregate has been transferred overseas since January 1 of the current year; (iv) where an operator of Critical Information Infrastructure transfers personal information overseas; or (v) other circumstances where relevant state regulations explicitly require a security assessment for outbound data transfers.

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

The PRC Trademark Law (Draft Amendment) was released on December 27, 2025 for public consultation and remains under consultation as of the date of this annual report.

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

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Settlement of Foreign Capital of Foreign-Invested Enterprise, which took effect on June 1, 2015 and was amended on December 30, 2019. This circular provides that an foreign-invested enterprise may, according to its actual business needs, settle with a bank the portion of the foreign exchange capital in its capital account for which the foreign exchange administration has confirmed monetary capital contribution rights and interests (or for which the bank has registered the injection of the monetary capital contribution into the account). Pursuant to this circular, for the time being, foreign-invested enterprises are allowed to settle 100% of their foreign exchange capital on a discretionary basis; an foreign-invested enterprise should truthfully use its capital for its own operational purposes within the scope of its business; where an ordinary foreign-invested enterprise makes domestic equity investment with the amount of foreign exchanges settled, the foreign-invested enterprise must first go through domestic re-investment registration and open a corresponding account for foreign exchange settlement pending payment with the foreign exchange administration or the bank at the place where it is registered.

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

On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to reinvest lawfully generated foreign exchange profits within China and relaxes certain restrictions under the negative list governing the use of capital account income. Specifically, foreign-invested enterprises may transfer relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or into the capital account of the equity transferor for purposes of capital transactions.

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

Regulations on Taxation

PRC Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the PRC Enterprise Income Tax Law, which was amended on February 24, 2017 and December 29, 2018. On December 6, 2007, the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, which took effect on January 1, 2008 and recently amended on December 6, 2024. Under the Enterprise Income Tax Law and the implementation regulations, both resident enterprises and non-resident enterprises are subject to tax in China. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within China. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside China, but have established institutions or premises in China, or have no such established institutions or premises but have income generated from inside China. Under the Enterprise Income Tax Law and the implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in China, or if they have formed permanent establishment or premises in China but there is no actual relationship between the income derived in China and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income sourced from inside the PRC.

Value-Added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which came into effect on January 1, 2026. On December 25, 2025, the State Council issued the Regulations for the Implementation of the Value-Added Tax Law of the PRC, which became effective on January 1, 2026. The new law makes changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-creditable input taxes, mixed sales, and input credit carry-forward and refund. Pursuant to the PRC Value-Added Tax Law, VAT rates are generally set at 13% for the sale of goods and certain services, 9% for transportation, construction, real estate and certain specified goods, and 6% for services and intangible assets, with a zero rate applicable to exports of goods and certain cross-border services and intangible assets, subject to applicable regulations.

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

The revenue contribution of the VIEs and their subsidiaries, taking into account all of their respective business with or without foreign investment restrictions under PRC laws, amounted to less than 0.1% of our total revenues in 2023, 2024 and 2025.

D.	Property, Plants and Equipment

We are headquartered in Beijing, China. We currently own a manufacturing base in Changzhou, Jiangsu Province, China, and have a manufacturing base in Beijing, China on lease. The total coverage of these manufacturing bases is 1.8 million square meters.

We have also leased a number of our facilities. The following table sets forth the location, approximate size, and primary use of our major leased facilities as of December 31, 2025.

	Approximate Size
	(Building) in
Location(1)	Square Meters	Primary Use
Beijing	176,282	Headquarters, office, research and development
Beijing, Shanghai, Hangzhou, Shenzhen, Xi’an, and Zhuhai	43,183	Office
Beijing, Shanghai, Tianjin, Chongqing, 22 provinces, and five autonomous regions in China	848,340	Retail stores, delivery centers, and servicing centers
Beijing and Shanghai	35,801	Vehicle, engineering, and other services
United States	159	Office
Kazakhstan	115	Office

Note:

(1)	We also have office spaces in Hong Kong, the United Arab Emirates and Germany through flexible or shared office arrangements.

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are a leader in China’s NEV market. We design, develop, manufacture, and sell premium smart electric vehicles, including both EREVs and BEVs. The cumulative deliveries of our vehicles surpassed 1,500,000 as of December 31, 2025.

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

Our ability to attract orders and achieve delivery targets

Our results of operations depend significantly on our ability to attract orders from users and achieve our vehicle delivery targets, both of which impact our sales volume. Appropriate vehicle pricing is essential for us to remain competitive in the China automotive market while preserving our ability to achieve and maintain profitability in the future. When our premium SUVs compete with comparable premium models of other automakers, an attractive price can help boost orders, which in turn may contribute to our sales volume and revenue growth. In addition, it is critical for us to successfully manage production ramp-up and quality control so as to deliver vehicles to users in adequate volume and high quality. As we continue to scale our production and diversify our product portfolio, we may have challenges in our quality control processes. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Our ability to develop, manufacture, and deliver automobiles of high quality and appeal to users, on schedule, and on a large scale is unproven and still evolving.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.”

Our ability to control production and material costs

Our cost of sales primarily consists of direct production and material costs. Our future profitability significantly depends on our ability to manufacture our vehicles in an efficient manner. As part of the manufacturing process, we purchase a wide variety of components, raw materials, and other supplies. We expect that our cost of sales will be affected primarily by fluctuations in certain raw material prices, although we typically seek to manage these costs and minimize their volatility through our arrangements with the suppliers, as well as our production volume. As our business further grows in scale and we establish ourselves as a major player in the NEV industry in China, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

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

Key Components of Results of Operations

Revenues

Our revenues consist of vehicle sales and other sales and services revenues. We begin recognizing vehicle sales revenues when we begin making deliveries of the applicable models. We also recognize revenues from peripheral products and services, including multiple distinct products and services of vehicle sales such as providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership, and commission service.

Cost of Sales

Vehicle sales

Our cost of sales primarily consists of cost of vehicles sales, including direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistics costs, reserves for estimated warranty costs, and consumption tax and related surcharge. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory that is either obsolete or in excess of the forecasted demand, losses on inventory purchase commitments, and impairment charges of manufacturing property, plant, and equipment.

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores and parts and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

Operating Expenses

Our operating expenses primarily consist of research and development expenses and selling, general and administrative expenses.

Research and Development Expenses

Our research and development expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of research and development activities and other expenses. Research and development costs are expensed as incurred, except for certain costs associated with developing internal-use software when such costs are incurred within the application development stage of software development.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel and the employees involved in general corporate functions, marketing and promotional expenses, rental and other expenses associated with sales and servicing network, professional service fees, depreciation and amortization expenses, and other general corporate related expenses.

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

Mainland China

Three, four and four of our consolidated entities applied preferential enterprise income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025, respectively, being qualified as “high and new technology enterprise” under the PRC Enterprise Income Tax law. The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One of our subsidiaries was awarded as a Software Enterprise in March 2022 and was thereby entitled to an income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a “National Encouraged Key Software Enterprises” in May 2024 and May 2025. Entities recognized as “National Encouraged Key Software Enterprises” will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2024. The “National Encouraged Key Software Enterprises” status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming “National Encouraged Key Software Enterprises” status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2025, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2025.

We are subject to VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store, parts and accessories in the PRC, and VAT rate of 6% for revenue from provision of commission service in the PRC. We are also subject to surcharges on value-added tax payments in accordance with PRC laws.

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

Revenue Recognition

Our revenues are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership, commission service and customer loyalty points offered to customers in connection with the purchase of vehicles.

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
●creates and enhances an asset that the customer controls as we perform; or
●does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

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

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, we recognize the revenue using a straight line method over the service period. As for the initial owner extended warranty, we recognize the revenue over time based on a straight line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

We record a contract liability as deferred revenue regarding the unperformed obligations when cash received.

After - Sales Services

We also provide the after - sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Sales of Charging Stalls, Goods from Online Store, Parts and Accessories

We sell charging stalls and goods from online store, parts and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods, parts and accessories are delivered to the customer.

Sales of Li Plus Membership

We also sell the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation, mainly including after-sales repair and maintenance services and vehicle internet connection services, based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

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

In November 2025, we initiated a voluntary recall of 11,411 units of the 2024 Li MEGA. In addition to product warranties, we recognized the estimated costs of the recall in 2025.

Impairment of Long-Lived Assets and Intangible Assets

We evaluate property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360, Property, Plant and Equipment. We measure the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the assets are impaired in accordance with ASC 350, Intangibles—Goodwill and Other. We first perform a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If after performing the qualitative assessment, we determine that it is more likely than not that the indefinite-lived intangible asset is impaired, we calculate the fair value of the intangible asset using a discounted cash flow method and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in our development of cash flow projections are highly subjective assumptions and estimates derived from a review of our operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, we recognize an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025.

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

No share options were granted under the 2019 Plan and 2020 Plan in 2023, 2024 and 2025.

Income Taxes

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. We account for income taxes under the asset and liability method in accordance with ASC 740, Income Tax. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive (loss)/income as “income tax benefit/(expense)” in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is more likely than not that the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

We record liabilities related to uncertain tax positions when, despite our belief that our tax return positions are supportable, we believe that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense. We did not recognize uncertain tax positions as of December 31, 2024 and 2025.

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Revenues:
—Vehicle sales	120,294,667	138,538,092	106,683,100	15,255,480
—Other sales and services	3,556,665	5,921,854	5,629,411	804,995
Total revenues	123,851,332	144,459,946	112,312,511	16,060,475
Cost of sales(1):
—Vehicle sales	(94,482,347)	(111,121,036)	(87,591,473)	(12,525,414)
—Other sales and services	(1,872,234)	(3,682,772)	(3,735,980)	(534,238)
Total cost of sales	(96,354,581)	(114,803,808)	(91,327,453)	(13,059,652)
Gross profit	27,496,751	29,656,138	20,985,058	3,000,823
Operating expenses:
—Research and development(1)	(10,586,129)	(11,071,358)	(11,314,949)	(1,618,016)
—Selling, general and administrative(1)	(9,767,955)	(12,229,323)	(10,664,857)	(1,525,055)
—Other operating income, net	264,210	663,657	473,631	67,728
Total operating expenses	(20,089,874)	(22,637,024)	(21,506,175)	(3,075,343)
Income/(Loss) from operations	7,406,877	7,019,114	(521,117)	(74,520)
Other (expense)/income:
Interest expense	(86,251)	(187,755)	(168,078)	(24,035)
Interest income and investment income, net	2,082,948	1,819,964	1,918,883	274,397
Others, net	1,048,189	664,301	67,447	9,645
Income before income tax	10,451,763	9,315,624	1,297,135	185,487
Income tax benefit/(expense)	1,357,362	(1,270,374)	(157,707)	(22,552)
Net income	11,809,125	8,045,250	1,139,428	162,935

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of sales	46,631	39,728	35,996	5,147
Research and development expenses	1,552,421	1,257,921	782,917	111,956
Selling, general and administrative expenses	779,637	1,333,256	438,841	62,753
Total	2,378,689	2,630,905	1,257,754	179,856

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues

Our total revenues decreased from RMB144.5 billion in 2024 to RMB112.3 billion (US$16.1 billion) in 2025, primarily due to decrease in revenues from vehicle sales.

Revenues from vehicle sales decreased from RMB138.5 billion in 2024 to RMB106.7 billion (US$15.3 billion) in 2025, primarily attributable to the decrease in vehicle deliveries from 500,508 vehicles in 2024 to 406,343 vehicles in 2025.

Revenues from other sales and services remained relatively stable at RMB5.6 billion (US$805.0 million) in 2025, compared with RMB5.9 billion in 2024.

Cost of Sales

Our cost of sales decreased from RMB114.8 billion in 2024 to RMB91.3 billion (US$13.1 billion) in 2025, mainly attributable to the decrease in vehicle deliveries.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB21.0 billion (US$3.0 billion) in 2025, compared with RMB29.7 billion in 2024.

Research and Development Expenses

Our research and development expenses remained relatively stable at RMB11.3 billion (US$1.6 billion) in 2025, compared with RMB11.1 billion in 2024.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses decreased from RMB12.2 billion in 2024 to RMB10.7 billion (US$1.5 billion) in 2025, primarily attributable to due to decreased employee compensation associated with the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in 2024.

Income/(Loss) from Operations

As a result of the foregoing, we recorded loss from operations of RMB521.1 million (US$74.5 million) in 2025, compared with income from operations of RMB7.0 billion in 2024. Operating margin was negative 0.5% in 2025, compared with 4.9% in 2024.

Interest Income and Investment Income, Net

Our interest income and investment income, net increased from RMB1.8 billion in 2024 to RMB1.9 billion (US$274.4 million) in 2025, primarily attributable to the fair value change of equity investments and investment income from financial instruments, partially offset by decrease in interest income.

Others, Net

Our others, net decreased from RMB664.3 million in 2024 to RMB67.4 million (US$9.6 million) in 2025.

Income Tax Expense

We had income tax expense of RMB157.7 million (US$22.6 million) in 2025, compared with income tax expense of RMB1.3 billion in 2024, primarily due to the decrease in income before income tax.

Net Income

As a result of the foregoing, we recorded net income of RMB1.1 billion (US$162.9 million) in 2025, compared with net income of RMB8.0 billion in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues

Our total revenues increased from RMB123.9 billion in 2023 to RMB144.5 billion in 2024, primarily due to increase in revenues from vehicle sales.

Revenues from vehicle sales increased from RMB120.3 billion in 2023 to RMB138.5 billion in 2024, primarily attributable to the increased deliveries of 500,508 vehicles in 2024, compared with 376,030 in 2023, partially offset by the lower average selling price mainly due to different product mix and changes in pricing strategy.

Revenues from other sales and services increased from RMB3.6 billion in 2023 to RMB5.9 billion in 2024, primarily attributable to the increased provision of services and sales of accessories, which is in line with higher accumulated vehicle sales.

Cost of Sales

Our cost of sales increased from RMB96.4 billion in 2023 to RMB114.8 billion in 2024, which was primarily due to the increase in vehicle deliveries, partially offset by the lower average cost of sales due to different product mix and cost reduction.

Gross Profit

As a result of the foregoing, we generated gross profit of RMB29.7 billion in 2024, compared with RMB27.5 billion in 2023.

Research and Development Expenses

Our research and development expenses increased from RMB10.6 billion in 2023 to RMB11.1 billion in 2024, primarily attributable to increased expenses to support our expanding product portfolios and technologies, and increased employee compensation.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased from RMB9.8 billion in 2023 to RMB12.2 billion in 2024, primarily attributable to increased employee compensation associated with growth in number of staff and the recognition of share-based compensation expenses regarding the chief executive officer’s performance-based awards in 2024, as well as increased rental and other expenses associated with the expansion of sales and servicing network.

Income from Operations

As a result of the foregoing, income from operations was RMB7.0 billion in 2024, compared with income from operations of RMB7.4 billion in 2023. Operating margin was 4.9% in 2024, compared with 6.0% in 2023.

Interest Income and Investment Income, Net

Our interest income and investment income, net decreased from RMB2.1 billion in 2023 to RMB1.8 billion in 2024, primarily attributable to the fair value change of equity investments, partially offset by increase in interest income.

Others, Net

Our others, net decreased from RMB1.0 billion in 2023 to RMB664.3 million in 2024.

Income Tax Benefit/(Expense)

We had income tax expense of RMB1.3 billion in 2024, compared with income tax benefit of RMB1.4 billion in 2023, primarily attributable to the non-cash tax benefit of RMB2.0 billion being recorded in 2023 for the release of valuation allowance on certain deferred tax assets.

Net Income

As a result of the foregoing, we recorded net income of RMB8.0 billion in 2024, compared with net income of RMB11.8 billion in 2023.

B.	Liquidity and Capital Resources

As of December 31, 2025, we had RMB101.2 billion (US$14.5 billion) in cash and cash equivalents, restricted cash, time deposits, short-term investments, and long-term time deposits and financial instruments included in long-term investments. Our cash and cash equivalents primarily consist of cash on hand, time deposits and highly-liquid investments placed with banks or other financial institutions, which are unrestricted for withdrawal and use and have original maturities of three months or less.

Our cash used in operating activities in 2025 was RMB8.6 billion (US$1.2 billion), compared with cash provided by operating activities of RMB50.7 billion and RMB15.9 billion in 2023 and 2024, respectively. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements, capital expenditures and debt repayment obligations for at least the next 12 months. We may decide to enhance our liquidity position or increase our cash reserve for future operations and investments through additional financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increasing fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flow Data
Net cash provided by/(used in) operating activities	50,693,521	15,933,160	(8,611,397)	(1,231,413)
Net cash used in investing activities	(12,068)	(41,137,169)	(703,125)	(100,546)
Net cash provided by/(used in) financing activities	185,385	(415,648)	767,402	109,737
Effects of exchange rate changes on cash, cash equivalents and restricted cash	44,513	198,120	(452,773)	(64,746)
Net change in cash, cash equivalents, and restricted cash	50,911,351	(25,421,537)	(8,999,893)	(1,286,968)
Cash, cash equivalents, and restricted cash at the beginning of the year	40,418,158	91,329,509	65,907,972	9,424,715
Cash, cash equivalents, and restricted cash at the end of the year	91,329,509	65,907,972	56,908,079	8,137,747

Operating Activities

Net cash used in operating activities for the year ended December 31, 2025 was RMB8.6 billion (US$1.2 billion). The difference between our net cash used in operating activities and our net income of RMB1.1 billion (US$162.9 million) was primarily attributable to (i) a net change in operating assets and liabilities of RMB15.1 billion (US$2.2 billion), which was primarily the result of (x) a decrease in trade and notes payable of RMB13.0 billion (US$1.9 billion) mainly consisting of trade payable for raw materials, and (y) an increase in inventories of RMB2.6 billion (US$368.8 million), partially offset by (ii) non-cash items of RMB5.4 billion (US$768.6 million), which primarily consisted of depreciation and amortization, share-based compensation expenses, deferred income tax, inventory write-downs and losses on purchase commitments relating to inventory.

Net cash provided by operating activities for the year ended December 31, 2024 was RMB15.9 billion. The difference between our net cash provided by operating activities and our net income of RMB8.0 billion was primarily attributable to (i) non-cash items of RMB5.8 billion, which primarily consisted of depreciation and amortization, share-based compensation expenses, inventory write-downs and losses on purchase commitments relating to inventory, and interest and investment income, and (ii) a net change in operating assets and liabilities of RMB2.1 billion. The net change in operating assets and liabilities was primarily the result of (i) an increase in trade and notes payable of RMB2.2 billion mainly consisting of trade payable for raw materials, (ii) an increase in other non-current liabilities of RMB1.7 billion mainly consisting of accrued warranty and deferred government grants, and (iii) an increase in accruals and other current liabilities of RMB1.5 billion, which mainly includes salaries and benefits payables, tax payable, payable for research and development expenses, payables for logistics expenses, and accrued costs of purchase commitments relating to inventory and technical authorization fee, partially offset by (x) an increase in inventories of RMB3.1 billion, (y) an increase in prepayments and other current assets of RMB238.6 million and (z) a decrease in deferred revenue of RMB220.7 million.

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

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025 was RMB703.1 million (US$100.5 million). This was primarily attributable to purchase of property, plant and equipment and intangible assets of RMB4.2 billion (US$601.4 million), partially offset by net redemption of time deposits and short-term investments of RMB2.1 billion (US$305.3 million) and disposal of property, plant and equipment of RMB1.3 billion (US$185.9 million).

Net cash used in investing activities for the year ended December 31, 2024 was RMB41.1 billion. This was primarily attributable to (i) net purchase of time deposits and short-term investments of RMB34.4 billion, (ii) purchase of property, plant and equipment and intangible assets of RMB7.7 billion.

Net cash used in investing activities for the year ended December 31, 2023 was RMB12.1 million. This was primarily attributable to (i) purchase of property, plant and equipment and intangible assets of RMB6.5 billion, (ii) our net investment in long-term investments of RMB198.2 million, partially offset by our net redemption of time deposits and short-term investments of RMB6.4 billion.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2025 was RMB767.4 million (US$109.7 million), primarily attributable to net proceeds of RMB1.4 billion (US$194.0 million) from the borrowings comprised of secured borrowings and credit guaranteed borrowings, partially offset by repayment of principal on finance lease obligation of RMB664.0 million (US$95.0 million).

Net cash used in financing activities for the year ended December 31, 2024 was RMB415.6 million, primarily attributable to net repayments of borrowings of RMB524.9 million comprised of unsecured borrowings and credit guaranteed borrowings, partially offset by proceeds from debt from third party investors of RMB94.6 million.

Net cash provided by financing activities for the year ended December 31, 2023 was RMB185.4 million, primarily attributable to net proceeds of RMB1.2 billion from share issuance through our at-the-market equity offering program, partially offset by net payments of RMB1.0 billion of the borrowings comprised of secured borrowings and credit guaranteed borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include the cash needs in our business operations, contractual obligations, and capital expenditures.

Contractual Obligations

The following table sets forth our contractual obligations by specified categories as of December 31, 2025.

	Payment due by period
	Total	Less than One Year	1‑3 Years	3‑5 Years	Over 5 Years
Capital commitments(1)	6,320,465	6,301,199	19,266	—	—
Purchase obligations(2)	7,303,842	7,165,992	137,850	—	—
Short-term and long-term borrowings	9,558,196	235,379	6,736,449	930,342	1,656,026
Operating lease liabilities	8,981,922	1,944,216	2,936,603	1,913,633	2,187,470
Finance lease liabilities	408,642	—	408,642	—	—
Total	32,573,067	15,646,786	10,238,810	2,843,975	3,843,496
(1)	Our capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling.
(2)	Our purchase obligations primarily relate to commitments on purchase of raw materials.

Capital Expenditures

Our capital expenditures were RMB6.5 billion, RMB7.7 billion and RMB4.2 billion (US$601.4 million) in 2023, 2024 and 2025, respectively. In these periods, our capital expenditures were primarily used for the acquisition of factory buildings, equipment, tooling and leasehold improvements mainly for retail stores and delivery and servicing centers and charging stations. We plan to continue to incur capital expenditures in the future to meet our business growth.

Other than as discussed above, we did not have any significant capital and other commitments, long-term obligations or guarantee as of December 31, 2025.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material adverse effect on our total revenues, profitability, liquidity, or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Product warranties

We accrue a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the our relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income. We reevaluate the adequacy of the warranty accrual on a regular basis.

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

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Xiang Li	44	Chairman and Chief Executive Officer
Tie Li	48	Director and Chief Financial Officer
Donghui Ma	51	Director and President
Yan Xie	47	Chief Technology Officer
Xing Wang	47	Director
Zheng Fan	47	Independent Director
Xing Xiao	55	Independent Director
Hongqiang Zhao	49	Independent Director
Zhenyu Jiang	52	Independent Director

Xiang Li is our founder and has served as our chairman and chief executive officer since our inception. Mr. Li has over 25 years of founding and managing internet technology companies in China, including approximately 20 years of experience focusing on the automotive industry. Mr. Li is the founder of Autohome Inc. (NYSE: ATHM; HKEX stock code: 2518) (“Autohome”), and served as its president from 1999 to June 2015. Autohome is the leading online destination for automobile consumers in China. At Autohome, Mr. Li was primarily responsible for its overall strategy, content creation and product development. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO; HKEX stock code: 9866). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (Shenzhen Stock Exchange stock code: 002405) from May 2017 to December 2021, and is also on the board of directors of several private companies.

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

Donghui Ma has served as our director and president since January 1, 2023. Previously, he served as our chief engineer since September 2015. Mr. Ma worked as the dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1995 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Yan Xie has served as our chief technology officer since December 12, 2022. Previously, he served as the our senior vice president since July 18, 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining us, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies for three years, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited (NYSE: BABA and HKEX stock code: 9988) for five years, and worked at Intel Corporation for six years. Mr. Xie received a bachelor’s degree in information electrical engineering from Zhejiang University in 2001 and a master’s degree in computer engineering from the University of Delaware in 2003.

Xing Wang has served as our director since July 2019 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China’s first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang serves as an independent director of Taikang Insurance Group Co., Ltd since March 2025. Mr. Wang received his bachelor’s degree in electronic engineering from Tsinghua University in July 2001 and his master’s degree in electrical engineering from University of Delaware in January 2005.

Zheng Fan has served as our independent director since October 2020 and, for purposes of the Hong Kong Listing Rules, a non-executive director. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome Inc. from June 1999 to October 2016. At Autohome, Mr. Fan was primarily responsible for its technological operations. Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

Xing Xiao has served as our independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Prof. Xiao is a professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, and University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao’s main research areas are corporate governance, financial management, financial statement analysis and financial accounting. Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) from January 2019 to June 2025; she also served as an independent non-executive director of Kuaishou Technology (HKEX stock code: 01024) from September 2023 to April 2025; an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022; an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to November 2021; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships. Prof. Xiao received a bachelor’s degree in mechanical engineering and a second bachelor’s degree in business management from Tsinghua University in July 1994 and a master’s degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

Hongqiang Zhao has served as our independent director since July 2020 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Zhao serves as an independent non-executive director of Gogox Holdings Limited (HKEX stock code: 2246) on August 2021. Gogox Holdings Limited has been listed on the Hong Kong Stock Exchange since June 2022. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Besides, Mr. Zhao serves as an independent non-executive director of YSB Inc. (HKEX stock code: 9885) since June 2023 and as an independent non-executive director of Beisen Holding Limited (HKEX stock code: 9669) since March 2023. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the PCAOB, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being manager audit. Mr. Zhao also served as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, from June 2018 to May 2023, where he is responsible for the overall compliance and risk management of the company. Mr. Zhao accumulated corporate governance and risk management knowledge and experience through his aforementioned positions and directorships at Bairong Inc., NetEase Lede Technology Co., Ltd. Beijing Branch and the Public Company Accounting Oversight Board of the SEC. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Zhenyu Jiang has served as an independent director since August 2021 and, for purposes of the Hong Kong Listing Rules, an independent non-executive director. Mr. Jiang has more than 15 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. since May 2020 and September 2020, respectively. At Dida Inc., Mr. Jiang is primarily responsible for finance, investments and capital market activities and risk management and internal control related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020, also responsible for risk management and internal control. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc., Cheetah Mobile Inc. and 9F Inc. Mr. Jiang graduated from Tsinghua University with a bachelor’s degree and a master’s degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master’s degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

B.	Compensation

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB15.3 million (US$2.2 million) in cash to our directors and executive officers as a group. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

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

As of February 28, 2026, awards to purchase 59,891,996 Class A ordinary shares under the 2019 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

On June 15, 2025, we granted an aggregate of 1,975,900 restricted share units pursuant to the 2019 Plan to one Director and 142 employees. On December 15, 2025, we granted an aggregate of 10,789,040 restricted share units pursuant to the 2019 Plan to 1,053 employees.

The following table summarizes, as of March 18, 2026, the options and restricted share units granted under the 2019 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	10,000,000	0.10	12/1/2019	12/1/2029
	600,000	0.10	6/15/2023	N/A
	200,000	0.10	6/15/2025	N/A
Tie Li	10,000,000	0.10	12/1/2019	12/1/2029
Total	20,800,000

As of February 28, 2026, awards to purchase 41,891,996 Class A ordinary shares of our company had been granted to other employees and remained outstanding, with an average weighted exercise price of US$0.10 per share.

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

As of February 28, 2026, awards to purchase 18,762,326 Class A ordinary shares under the 2020 Plan had been granted and remain outstanding, excluding awards that were forfeited or cancelled after their grant date.

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

The following table summarizes, as of March 18, 2026, the options and restricted share units granted under the 2020 Plan to certain of our directors and executive officers, excluding awards that were forfeited or cancelled after their grant date.

	Class A Ordinary
	Shares
	Underlying	Exercise Price		Date of
	Awards Granted	(US$/Share)	Date of Grant	Expiration
Donghui Ma	1,000,000	0.10	1/1/2021	1/1/2031
Tie Li	2,000,000	0.10	1/1/2022	N/A
Yan Xie	1,000,000	0.10	1/1/2023	N/A
Total	4,000,000

As of February 28, 2026, awards to purchase 16,962,326 Class A ordinary shares of our company had been granted to other employees and remained outstanding, with an average weighted exercise price of US$0.10 per share.

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

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	People’s Republic of China
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
	As of February 28, 2025				As of February 28, 2026
Total Number of Directors	8				8
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	1	7	N/A	N/A	1	7	N/A	N/A
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1				1
LGBTQ+	—				—

D.	Employees

As of December 31, 2023, 2024 and 2025, we had 31,591, 32,248 and 30,728 employees, respectively. A majority of our employees are based in China.

The following table sets forth the number of our employees by function as of December 31, 2025.

	Number of
Function	Employees	Percentage
Research and Development	6,041	19.7%
Production	9,433	30.7%
Sales	12,634	41.1%
General and Administrative	2,620	8.5%
Total	30,728	100.0%

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 18, 2026 by:

●	each of our directors and executive officers; and
●	each person known to us to own beneficially more than 5% of our ordinary shares.

The calculations in the shareholder table below are based on 1,780,698,926 Class A ordinary shares (excluding the 27,013,262 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares issued and outstanding as of March 18, 2026.

			Percentage of
	Class A	Class B	Beneficial	Percentage of
	Ordinary Shares	Ordinary Shares	Ownership†	Voting Power††
Directors and Executive Officers:*
Xiang Li(1)	108,557,400	355,812,080	21.7%	68.7	%(2)
Tie Li(3)	24,373,299	—	1.1%	0.5%
Donghui Ma(4)	9,407,680	—	0.4%	0.2%
Yan Xie	306,064	—	*	*
Xing Wang(5)	367,974,877	—	17.2%	6.9%
Zheng Fan(6)	83,078,960	—	3.9%	1.6%
Xing Xiao	—	—	—	—
Hongqiang Zhao	—	—	—	—
Zhenyu Jiang	—	—	—	—
All directors and executive officers as a group	593,698,280	355,812,080	44.1%	77.5%
Principal Shareholders:
Amp Lee Ltd.(1)	108,557,400	355,812,080	21.7%	68.7	%(2)
Zijin Global Inc.(5)	109,803,276	—	5.1%	2.1%
Inspired Elite Investments Limited(7)	258,171,601	—	12.1%	4.8%

Notes:

*	Less than 0.1%.

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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 18, 2026. The total number of ordinary shares outstanding as of March 18, 2026 is 2,136,511,006, being the sum of 1,780,698,926 Class A ordinary shares (excluding the 27,013,262 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 355,812,080 Class B ordinary shares.

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

(2)

The shares Mr. Xiang Li, through Amp Lee Ltd., beneficially own represent 68.7% of the aggregate voting power of our total issued and outstanding ordinary shares assuming all the performance-based conditions are met and the award premium is fully paid in respect of the CEO Award Shares, or 66.6% of the aggregate voting power of our total issued and outstanding ordinary shares assuming the restrictions of none of the CEO Award Shares are released.

(3)

Represents 14,373,299 Class A ordinary shares held by Sea Wave Overseas Limited and 10,000,000 Class A ordinary shares that Mr. Tie Li may purchase upon exercise of options or vesting of RSUs within 60 days as of March 18, 2026. Sea Wave Overseas Limited is a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Tie Li (as the settlor) for the benefit of Mr. Tie Li and his family. The registered address of Sea Wave Overseas Limited is P.O. Box 3321, Drake Chambers, Road Town, Tortola, British Virgin Islands.

(4)

Represents 407,680 Class A ordinary shares (in the form of ADSs) held by Mr. Donghui Ma and 9,000,000 Class A ordinary shares that Mr. Donghui Ma may purchase upon exercise of options or vesting of RSUs within 60 days as of March 18, 2026.

(5)

Represents 109,803,276 Class A ordinary shares (including in the form of ADSs) held by Zijin Global Inc. and 258,171,601 Class A ordinary shares held by Inspired Elite Investments Limited. Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. Xing Wang (as the settlor) for the benefit of Mr. Xing Wang and his family, with the trustee being TMF (Cayman) Ltd. The registered address of Zijin Global Inc. is Sertus Chambers, P.O. Box 905 Quastisky Building, Road Town, Tortola, British Virgin Islands. Inspire Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Main Board of the Stock Exchange of Hong Kong. Mr. Xing Wang is a director and the controlling shareholder of Meituan. The business address of Inspired Elite Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The business address of Meituan is Block B&C, Hengjiweiye Building, No. 4 Wang Jing East Road, Chaoyang District, Beijing 100102, People’s Republic of China.

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

To our knowledge and based on our review of our register of shareholders as of March 18, 2026, 1,807,712,188 Class A ordinary shares, including Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans, were held of record by one holder that reside in the United States, being Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

None.

Item 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

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

Other Major Transactions with Related Parties

Our transactions with Meituan, a company controlled by one of our principal shareholders, included (i) purchase of food delivery service, amounting to RMB21.9 million, RMB81.1 million and RMB70.3 million for the years ended December 31, 2023, 2024 and 2025, respectively, and (ii) amounts due to Meituan of RMB9.0 million, RMB8.9 million and RMB14.8 million as of December 31, 2023, 2024 and 2025, respectively.

Our transactions with Foshan Che Yijia New Energy Technology Co., Ltd., an affiliate, included (i) purchase of goods, amounting to RMB53 thousand, RMB2.3 million and RMB22.9 million for the years ended December 31, 2023, 2024 and 2025, respectively, and (ii) amounts due to Foshan Che Yijia New Energy Technology Co., Ltd. of RMB56 thousand, RMB2.6 million and RMB11.8 million as of December 31, 2023, 2024 and 2025, respectively

Employment Agreements

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned Banurs v. Li Auto Inc. et al, No. 24-cv-03470 and Chaudary v. Li Auto Inc. et al, No. 1:24-cv-03725. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al, No. 24-cv-03470. On March 27, 2025, the plaintiffs filed a first complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, any minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	persons liable for any minimum tax;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements. all of whom may be subject to tax rules that differ significantly from those discussed below.

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

Assuming that we are the owner of the VIEs and their subsidiaries for U.S. federal income tax purposes, and based upon our current and projected income and assets, we do not believe that we were a PFIC for the taxable year ended December 31, 2025 and do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually that depends, in part, upon the composition of our income and assets. Fluctuations in the market prices of our ADSs and Class A ordinary shares may cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market prices of our ADSs and Class A ordinary shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our current market capitalization. If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.

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

As a foreign private issuer, (i) we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, (ii) our executive officers and directors are exempt from the short-swing rules contained in Section 16 of the Exchange Act, and (iii) our principal shareholders are exempt from the reporting and short-swing rules contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports, and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments of RMB79.5 billion, and U.S. dollar-denominated cash, cash equivalents time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments of US$3.1 billion. Assuming we had converted RMB79.5 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$14.5 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$13.4 billion instead. Assuming we had converted US$3.1 billion into RMB at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our RMB cash balance would have been RMB101.2 billion. If the RMB had depreciated by 10% against the U.S. dollar, our RMB cash balance would have been RMB103.4 billion instead.

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

Up to US$0.05 per ADS issued
Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
Distribution of cash dividends	Up to US$0.05 per ADS held
Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS held
Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

In addition, holders, beneficial owners, any person depositing shares for deposit and any person surrendering ADSs for cancellation and withdrawal of deposited securities will be required to pay the following charges:

●	taxes (including applicable interest and penalties) and other governmental charges;
●	such registration fees as may from time to time be in effect for the registration of shares or other deposited securities with the foreign registrar and applicable to transfers of shares or other deposited securities to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
●	such cable, telex, facsimile and electronic transmission and delivery expenses as are expressly provided in the deposit agreement to be at the expense of the depositor depositing or person withdrawing shares or holders and beneficial owners of ADSs;
●	the expenses and charges incurred by the depositary and/or a division or affiliate(s) of the depositary in the conversion of foreign currency;
●	such fees and expenses as are incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to shares, deposited securities, ADSs and ADRs;
●	the fees and expenses incurred by the depositary in connection with the delivery of deposited securities, including any fees of a central depository for securities in the local market, where applicable;
●	any additional fees, charges, costs or expenses that may be incurred by the depositary or a division or affiliate(s) of the depositary from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary may make payments to us and/or may share revenue with us derived from ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. We received net payment of approximately US$$1.28 million from the depositary in 2025.”

Conversion Between Class A Ordinary Shares and ADSs

Dealings and Settlement of Class A Ordinary Shares in Hong Kong

Our Class A ordinary shares are traded on the Hong Kong Stock Exchange in board lots of 100 Class A ordinary shares. Dealings in our Class A ordinary shares on the Hong Kong Stock Exchange will be conducted in Hong Kong dollars.

The transaction costs of dealings in our Class A ordinary shares on the Hong Kong Stock Exchange include:

●	Hong Kong Stock Exchange trading fee of 0.005% of the consideration of the transaction, charged to each of the buyer and seller;
●	Securities and Futures Commission of Hong Kong transaction levy of 0.0027% of the consideration of the transaction, charged to each of the buyer and seller;
●	trading tariff of HK$0.50 on each and every purchase or sale transaction. The decision on whether or not to pass the trading tariff onto investors is at the discretion of brokers;
●	transfer deed stamp duty of HK$5.00 per transfer deed (if applicable), payable by the seller;
●	ad valorem stamp duty at a total rate of 0.26% of the value of the transaction, with 0.13% payable by each of the buyer and the seller;
●	stock settlement fee, which is currently 0.002% of the gross transaction value, subject to a minimum fee of HK$2.00 and a maximum fee of HK$100.00 per side per trade;
●	brokerage commission, which is freely negotiable with the broker (other than brokerage commissions for IPO transactions which are currently set at 1% of the subscription or purchase price and will be payable by the person subscribing for or purchasing the securities); and
●	charge by the Hong Kong Share Registrar between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong.

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

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Not applicable.

Item 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

	For the Year Ended December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Audit Fees(1)	13,180	13,000	1,859
Audit-Related Fees(2)	—	—	—
Tax Fees(3)	123	215	31
All Other Fees(4)	991	9	1

Notes:

(1)	“Audit Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of quarterly financial information.
(2)	“Audit-Related Fees” represent the fees billed or to be billed for professional services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.”
(3)	“Tax Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)	“All Other Fees” represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under “Audit fees,” “Audit-Related Fees” and “Tax Fees,” which mainly include due diligence service and other advisory services.

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

On March 24, 2026, we announced that our board of directors has approved a share repurchase program under which we are authorized to purchase up to US$1.0 billion of its Class A ordinary shares and/or American depositary shares for the period from the approval date up to March 31, 2027, subject to our shareholders’ approval of general mandate for repurchase at each of our annual general meetings.

As of March 31, 2026, we had repurchase a total of 2,928,100 Class A ordinary shares for an aggregate consideration of HK$201.9 million on the Hong Kong Stock Exchange and a total of 693,938 ADSs (representing 1,387,876 Class A ordinary shares) for an aggregate consideration of US$12.3 million on the Nasdaq.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

Item 16J.	INSIDER TRADING POLICIES

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.6 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)
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

Exhibit Number	Document

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
11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 to the annual report on Form 20 - F filed by the Registrant with the Securities and Exchange Commission on April 12, 2024)

11.2

Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 10, 2025)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Document

15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices
15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
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

Date: April 10, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Li Auto Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Li Auto Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Accrual of product warranties

As described in Note 2(p) to the consolidated financial statements, the Company provides product warranties on all vehicles based on the contracts with its customers at the time of sale of such vehicles. As of December 31, 2025, the accrued warranty liability balance was RMB7,145.9 million. A warranty reserve is accrued for vehicles sold by multiplying the expected unit costs for warranty services by the sales volume which includes management’s estimates of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims.

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

April 10, 2026

We have served as the Company’s auditor since 2019.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2024	2025	2025
		RMB	RMB	US$
	Notes			Note 2(e)
ASSETS
Current assets:
Cash and cash equivalents		65,901,123	56,691,765	8,106,815
Restricted cash		6,849	216,314	30,932
Time deposits and short‑term investments	5	46,904,548	44,331,407	6,339,307
Trade receivable, net of allowance for credit losses of RMB561 and RMB1,747 as of December 31, 2024 and 2025, respectively	6	135,112	119,823	17,134
Inventories	7	8,185,604	8,752,439	1,251,582
Prepayments and other current assets, net of allowance for credit losses of RMB3,464 and RMB4,831 as of December 31, 2024 and 2025, respectively		5,176,546	5,174,246	739,907
Total current assets		126,309,782	115,285,994	16,485,677
Non‑current assets:
Long‑term investments	11	922,897	848,672	121,358
Property, plant and equipment, net	8	21,140,933	22,774,938	3,256,773
Operating lease right‑of‑use assets, net	10	8,323,963	9,099,313	1,301,184
Intangible assets, net	9	914,951	1,191,974	170,450
Goodwill		5,484	5,484	784
Deferred tax assets	21	2,542,180	3,334,206	476,785
Other non‑current assets, net of allowance for credit losses of RMB5,544 and RMB4,912 as of December 31, 2024 and 2025, respectively		2,188,888	1,755,237	250,996
Total non‑current assets		36,039,296	39,009,824	5,578,330
Total assets		162,349,078	154,295,818	22,064,007
LIABILITIES
Current liabilities:
Short‑term borrowings	12	281,102	6,217,745	889,126
Trade and notes payable	13	53,596,194	40,579,219	5,802,751
Amounts due to related parties	24	11,492	26,644	3,810
Deferred revenue, current	17	1,396,489	1,621,429	231,861
Operating lease liabilities, current	10	1,438,092	1,690,356	241,718
Finance lease liabilities, current	10	95,205	—	—
Accruals and other current liabilities	14	12,397,322	13,412,260	1,917,924
Total current liabilities		69,215,896	63,547,653	9,087,190
Non‑current liabilities:
Long-term borrowings	12	8,151,598	3,299,203	471,780
Deferred revenue, non‑current	17	720,531	624,734	89,336
Operating lease liabilities, non‑current	10	5,735,738	6,258,957	895,019
Finance lease liabilities, non-current	10	642,984	348,506	49,836
Deferred tax liabilities	21	864,999	691,652	98,905
Other non‑current liabilities	15	5,696,950	6,385,370	913,096
Total non‑current liabilities		21,812,800	17,608,422	2,517,972
Total liabilities		91,028,696	81,156,075	11,605,162
Commitments and contingencies	23

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

		As of December 31,
		2024	2025	2025
		RMB	RMB	US$
	Notes			Note 2(e)
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,651,894,442 shares outstanding as of December 31, 2024 and 4,500,000,000 shares authorized, 1,785,070,188 shares issued and 1,671,855,018 shares outstanding as of December 31, 2025)	18	1,215	1,229	176
Class B Ordinary Shares
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2024 and 2025)	18	235	235	34
Treasury shares		(74)	(73)	(10)
Additional paid‑in capital		60,126,623	61,399,973	8,780,079
Accumulated other comprehensive loss		(171,748)	(825,180)	(117,999)
Statutory reserves		758,472	866,714	123,938
Retained earnings		10,160,161	11,176,357	1,598,198
Total Li Auto Inc. shareholders’ equity		70,874,884	72,619,255	10,384,416
Noncontrolling interests		445,498	520,488	74,429
Total shareholders’ equity		71,320,382	73,139,743	10,458,845
Total liabilities and shareholders’ equity		162,349,078	154,295,818	22,064,007

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

		For the Year Ended December 31,
		2023	2024	2025	2025
		RMB	RMB	RMB	US$
	Notes				Note 2(e)
Revenues:
Vehicle sales		120,294,667	138,538,092	106,683,100	15,255,480
Other sales and services		3,556,665	5,921,854	5,629,411	804,995
Total revenues	16	123,851,332	144,459,946	112,312,511	16,060,475
Cost of sales:
Vehicle sales		(94,482,347)	(111,121,036)	(87,591,473)	(12,525,414)
Other sales and services		(1,872,234)	(3,682,772)	(3,735,980)	(534,238)
Total cost of sales		(96,354,581)	(114,803,808)	(91,327,453)	(13,059,652)
Gross profit		27,496,751	29,656,138	20,985,058	3,000,823
Operating expenses:
Research and development		(10,586,129)	(11,071,358)	(11,314,949)	(1,618,016)
Selling, general and administrative		(9,767,955)	(12,229,323)	(10,664,857)	(1,525,055)
Other operating income, net		264,210	663,657	473,631	67,728
Total operating expenses		(20,089,874)	(22,637,024)	(21,506,175)	(3,075,343)
Income/(Loss) from operations		7,406,877	7,019,114	(521,117)	(74,520)
Other (expense)/income
Interest expense		(86,251)	(187,755)	(168,078)	(24,035)
Interest income and investment income, net		2,082,948	1,819,964	1,918,883	274,397
Others, net		1,048,189	664,301	67,447	9,645
Income before income tax		10,451,763	9,315,624	1,297,135	185,487
Income tax benefit/(expense)	21	1,357,362	(1,270,374)	(157,707)	(22,552)
Net income		11,809,125	8,045,250	1,139,428	162,935
Less: Net income attributable to noncontrolling interests		104,992	12,900	14,990	2,143
Net income attributable to ordinary shareholders of Li Auto Inc.		11,704,133	8,032,350	1,124,438	160,792
Weighted average number of ordinary shares	19
Basic		1,967,863,759	1,993,191,951	2,015,070,194	2,015,070,194
Diluted		2,115,376,392	2,129,273,430	2,142,727,527	2,142,727,527
Net earnings per share attributable to ordinary shareholders	19
Basic		5.95	4.03	0.56	0.08
Diluted		5.55	3.79	0.54	0.08
Net income		11,809,125	8,045,250	1,139,428	162,935
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax		(30,766)	53,128	(653,432)	(93,440)
Total other comprehensive (loss)/income		(30,766)	53,128	(653,432)	(93,440)
Total comprehensive income		11,778,359	8,098,378	485,996	69,495
Less: Net income attributable to noncontrolling interests		104,992	12,900	14,990	2,143
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		11,673,367	8,085,478	471,006	67,352

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other		(Accumulated		Total
	Number		Number		Number		Paid‑in	Comprehensive	Statutory	Deficit)/Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Reserves	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2023	1,728,765,894	1,188	355,812,080	235	(130,224,082)	(84)	53,869,322	(194,110)	—	(8,817,850)	327,606	45,186,307
Exercise of share options and vesting of RSUs	—	—	—	—	23,166,744	15	16,288	—	—	—	—	16,303
Share-based compensation	—	—	—	—	—	—	2,378,689	—	—	—	—	2,378,689
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(30,766)	—	—	—	(30,766)
Issuance of ordinary shares as treasury shares	29,300,000	21	—	—	(29,300,000)	(21)	—	—	—	—	—	—
Share issuance upon the at-the-market equity offering program (the “ATM Offering”)	8,142,294	6	—	—	—	—	1,215,558	—	—	—	—	1,215,564
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	444,585	(444,585)	—	—
Net income	—	—	—	—	—	—	—	—	—	11,704,133	104,992	11,809,125
Balance as of December 31, 2023	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other				Total
	Number		Number		Number		Paid‑in	Comprehensive	Statutory	Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Reserves	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222
Exercise of share options and vesting of RSUs	—	—	—	—	22,043,592	16	15,861	—	—	—	—	15,877
Share-based compensation	—	—	—	—	—	—	2,630,905	—	—	—	—	2,630,905
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	53,128	—	—	—	53,128
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	313,887	(313,887)	—	—
Net income	—	—	—	—	—	—	—	—	—	8,032,350	12,900	8,045,250
Balance as of December 31, 2024	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts in thousands, except for share and per share data)

								Accumulated
	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional	Other				Total
	Number		Number		Number		Paid‑in	Comprehensive	Statutory	Retained	Noncontrolling	Shareholders’
	of Shares	Amount	of Shares	Amount	of Shares	Amount	Capital	Loss	Reserves	Earnings	Interests	Equity
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2025	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382
Exercise of share options and vesting of RSUs	—	—	—	—	19,960,576	15	15,596	—	—	—	—	15,611
Share-based compensation	—	—	—	—	—	—	1,257,754	—	—	—	—	1,257,754
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	—	(653,432)	—	—	—	(653,432)
Capital injection by noncontrolling interest	—	—	—	—	—	—	—	—	—	—	60,000	60,000
Issuance of ordinary shares as treasury shares	18,862,000	14	—	—	(18,862,000)	(14)	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	—	—	—	108,242	(108,242)	—	—
Net income	—	—	—	—	—	—	—	—	—	1,124,438	14,990	1,139,428
Balance as of December 31, 2025	1,785,070,188	1,229	355,812,080	235	(113,215,170)	(73)	61,399,973	(825,180)	866,714	11,176,357	520,488	73,139,743

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	11,809,125	8,045,250	1,139,428	162,935
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation of property, plant and equipment, amortization of intangible assets and operating lease cost related to land use rights	1,805,001	3,057,865	4,635,080	662,808
Share-based compensation expenses	2,378,689	2,630,905	1,257,754	179,856
Foreign exchange loss/(gain)	14,893	24,872	(3,022)	(432)
Interest and investment (income)/loss, net	(255,456)	(231,307)	30,607	4,377
Interest expense	18,470	71,995	47,809	6,837
Share of loss of equity method investees	9,527	4,269	1,354	194
Inventory write-downs and losses on purchase commitments relating to inventory	236,740	335,940	243,007	34,750
Allowance for credit losses	(1,079)	1,264	1,922	275
Deferred income tax benefit	(1,803,587)	(49,807)	(925,492)	(132,344)
(Gain)/Loss on disposal of property, plant and equipment	(130,978)	(28,112)	86,126	12,316
Changes in operating assets and liabilities:
Prepayments and other current assets	(2,369,287)	(238,577)	78,049	11,161
Inventories	(1,247,945)	(3,099,014)	(2,578,960)	(368,786)
Operating lease right‑of‑use assets	(2,161,408)	(2,113,175)	(787,440)	(112,602)
Other non-current assets	363,724	102,872	82,670	11,822
Trade receivable	(95,100)	8,204	14,103	2,017
Deferred revenue	1,186,929	(220,741)	129,143	18,467
Operating lease liabilities	2,181,577	2,195,843	770,231	110,142
Trade and notes payable	31,845,612	2,210,835	(13,016,975)	(1,861,403)
Amounts due to related parties	3,417	885	15,152	2,167
Accruals and other current liabilities	5,285,964	1,499,489	(715,211)	(102,276)
Finance lease liabilities	—	(6,000)	(56,637)	(8,099)
Other non‑current liabilities	1,618,693	1,729,405	939,905	134,405
Net cash provided by/(used in) operating activities	50,693,521	15,933,160	(8,611,397)	(1,231,413)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets and land use rights	(6,507,190)	(7,730,022)	(4,205,517)	(601,381)
Disposal of property, plant and equipment	284,000	970,222	1,300,203	185,928
Purchase of long‑term investments	(198,213)	(31,333)	(60,558)	(8,660)
Disposal of long‑term investments	—	43,001	127,766	18,270
Placement of time deposits	(19,107,879)	(54,650,166)	(75,755,040)	(10,832,827)
Redemption of time deposits	9,201,713	24,675,649	78,017,767	11,156,392
Placement of short‑term investments	(14,820,000)	(12,864,520)	(32,379,693)	(4,630,235)
Redemption of short‑term investments	31,135,501	8,450,000	32,251,947	4,611,967
Net cash used in investing activities	(12,068)	(41,137,169)	(703,125)	(100,546)

The accompanying notes are an integral part of these consolidated financial statements.

LI AUTO INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
				Note 2(e)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issuance through the ATM Offering, net of issuance cost	1,174,319	—	—	—
Proceeds from exercise of share options and vesting of RSUs	11,953	14,658	14,661	2,096
Proceeds from borrowings	1,750,194	471,322	1,636,251	233,981
Repayment of borrowings	(2,751,081)	(996,190)	(279,472)	(39,964)
Capital injection from noncontrolling interest	—	—	60,000	8,580
Repayment of principal on finance lease obligation	—	—	(664,038)	(94,956)
Proceeds from debt from third party investors	—	94,562	—	—
Net cash provided by/(used in) financing activities	185,385	(415,648)	767,402	109,737
Effects of exchange rate changes on cash, cash equivalents and restricted cash	44,513	198,120	(452,773)	(64,746)
Net change in cash, cash equivalents and restricted cash	50,911,351	(25,421,537)	(8,999,893)	(1,286,968)
Cash, cash equivalents and restricted cash at beginning of the year	40,418,158	91,329,509	65,907,972	9,424,715
Cash, cash equivalents and restricted cash at end of the year	91,329,509	65,907,972	56,908,079	8,137,747
Supplemental Disclosures
Cash paid for interest, net of amounts capitalized	(41,469)	(96,668)	(142,467)	(20,372)
Cash paid for income tax	(58,645)	(645,529)	(1,464,869)	(209,474)

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

(b)	History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited (“HKEX”), the Group underwent reorganization of its corporate structure in the second quarter of 2021, and changed certain VIEs to subsidiaries within the Group in March 2022, that were accounted for as common control transaction within the Group. Accordingly, there was no impact to the Group’s consolidated financial information.

The Group’s consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries.

As of December 31, 2025, the Company’s principal subsidiaries, the consolidated VIEs and the VIEs’ subsidiaries are as follows:

	Equity Interest Held	Date of Incorporation or Date of Acquisition	Place of Incorporation	Principal Activities
Subsidiaries
Leading Ideal HK Limited (“Leading Ideal HK”)	100%	May 15, 2017	Hong Kong, PRC	Investment holding
Beijing Co Wheels Technology Co., Ltd. (“Wheels Technology”)	100%	December 19, 2017	Beijing, PRC	Technology development and corporate management
Beijing CHJ Automobile Technology Co., Ltd. (“Beijing CHJ Technology”)	100%	March 22, 2021	Beijing, PRC	Technology development
Beijing Leading Automobile Sales Co., Ltd. (“Beijing Leading”)	100%	August 6, 2019	Beijing, PRC	Sales and after sales management
Jiangsu Xindian Interactive Sales and Services Co., Ltd. (“Jiangsu XD”)	100%	May 8, 2017	Changzhou, PRC	Sales and after sales management
Beijing Lixiang Automobile Co., Ltd. (“Beijing Lixiang Automobile”)	100%	April 9, 2021	Beijing, PRC	Manufacturing of automobile
Shanghai Lixiang Automobile Technology Co., Ltd.	100%	April 20, 2021	Shanghai, PRC	Technology development

		Date of Incorporation	Place of Incorporation	Principal Activities
The VIEs
Beijing CHJ Information Technology Co., Ltd. (“Beijing CHJ”)		April 10, 2015	Beijing, PRC	Technology development
Beijing Xindian Transport Information Technology Co., Ltd. (“Xindian Information”)		March 27, 2017	Beijing, PRC	Technology development

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

Powers of Attorney and Business Operation Agreement

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

Spousal Consent Letters

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

Exclusive Consultation and Service Agreements

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

Equity Pledge Agreements

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

If the Company’s ownership structure, contractual arrangements, and businesses of the Company’s PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●revoke the business licenses and/or operating licenses of such entities;
●shut down the servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group’s operation through any transactions between the PRC subsidiaries and the VIEs;
●impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;
●require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group’s ability to consolidate, derive economic interests from, or exert effective control over the VIEs;
●restrict or prohibit the Group’s use of the proceeds of offering to finance the Group’s business and operations in China; or
●take other regulatory or enforcement actions that could be harmful to the Group’s business.

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

The following table sets forth consolidated financial information of the Group’s VIEs and VIEs’ subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 taken as whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated.

	As of December 31,
	2024	2025
	RMB	RMB
Current assets:
Cash and cash equivalents	3,746,663	1,414,673
Restricted cash	3,386	3,368
Time deposits and short-term investments	2,507,701	3,831,811
Trade receivable, net	4,258	1,162
Amounts due from the Group companies(1)	3,271,021	3,679,148
Prepayments and other current assets	155,002	138,275
Total current assets	9,688,031	9,068,437
Non‑current assets:
Long‑term investments	171,538	75,000
Property, plant and equipment, net	124,775	83,775
Operating lease right‑of‑use assets, net	612,329	569,122
Intangible assets, net	666,853	20,159
Deferred tax assets	3,127	14,350
Other non‑current assets	297,716	162,986
Total non-current assets	1,876,338	925,392
Total assets	11,564,369	9,993,829
Current liabilities:
Trade and notes payable	1,343,590	9,526
Amounts due to the Group companies(1)	897,615	332,789
Amounts due to related parties	23	23
Operating lease liabilities, current	50,213	56,128
Accruals and other current liabilities	324,410	175,580
Total current liabilities	2,615,851	574,046
Non‑current liabilities:
Operating lease liabilities, non‑current	667,776	624,526
Deferred tax liabilities	4,637	—
Other non‑current liabilities	31,488	24,106
Total non-current liabilities	703,901	648,632
Total liabilities	3,319,752	1,222,678
Total shareholders’ equity	8,244,617	8,771,151
Total liabilities and shareholders’ equity	11,564,369	9,993,829

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)	Risks in relations to the VIE structure (continued)

	For the Year Ended December 31,
	2023	2024	2025

Third-party revenues	3,376	23,605	36,173
Inter-company revenues(2)	2,643,402	1,733,503	1,010,264

Third-party cost	(11,530)	(7,720)	(4,476)
Inter-company cost	—	(202)	(295)

Third-party expenses	(1,275,066)	(1,611,040)	(581,445)
Inter-company expenses	(68,874)	(4,721)	—

Other income	1,099,921	307,888	88,511
Income before income tax	2,391,229	441,313	548,732
Income tax expense	(244,363)	(148,040)	(137,496)
Net income	2,146,866	293,273	411,236
Net income attributable to ordinary shareholders of Li Auto Inc.	2,146,866	293,273	411,236

	For the Year Ended December 31,
	2023	2024	2025
Net cash provided by inter-company transactions(3)	2,643,402	1,733,503	1,010,264
Net cash used in transactions with external entities	(7,593,022)	(692,505)	(619,752)
Net cash (used in)/provided by operating activities	(4,949,620)	1,040,998	390,512

Net cash (used in)/provided by transactions with external entities	(2,087,758)	7,658,640	(1,215,019)
Net cash (used in)/provided by investing activities	(2,087,758)	7,658,640	(1,215,019)

Net cash provided by/(used in) inter-company transactions	15,279,213	(32,677,074)	(1,509,940)
Other financing activities with external entities	(500,000)	—	—
Net cash provided by/(used in) financing activities	14,779,213	(32,677,074)	(1,509,940)
Effects of exchange rate changes on cash, cash equivalents and restricted cash	481,305	(2,656)	2,439
Net change in cash, cash equivalents and restricted cash	8,223,140	(23,980,092)	(2,332,008)
Cash, cash equivalents and restricted cash at beginning of the year	19,507,001	27,730,141	3,750,049
Cash, cash equivalents and restricted cash at end of the year	27,730,141	3,750,049	1,418,041

The Company’s involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

Notes:

(1)

The amounts due from Group companies represent the funds provided by the consolidated VIEs to the Group companies. The amounts due to Group companies mainly represent the funds provided by Group companies to the consolidated VIEs and the operating payables resulting from the technical service fees charged by WFOE.

(2)	Inter-company revenues mainly result from service fees.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

1. Organization and Nature of Operations (Continued)

(d)	Risks in relations to the VIE structure (continued)
(3)

For the years ended December 31, 2023, 2024, and 2025, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB2,643,402, RMB1,733,503 and RMB1,010,264, respectively. For the years ended December 31, 2023, 2024, and 2025, no management fees were paid by VIEs to WFOE as of December 31, 2025 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs’ shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810 “Consolidation”) of the Group’s consolidated VIEs and the VIEs’ subsidiaries and can have assets transferred out of such VIEs and VIEs’ subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group’s VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations except for paid-in capital, additional paid-in capital and PRC statutory reserves of the Group’s consolidated VIEs and VIEs’ subsidiaries amounting to RMB6,495,347 and RMB6,611,273 as of December 31, 2024 and 2025, respectively. As the Group’s consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group’s consolidated VIEs and VIEs’ subsidiaries. The retained earnings of the Group’s consolidated VIEs and VIEs’ subsidiaries was RMB1,749,425 and RMB2,160,032 as of December 31, 2024 and 2025, respectively.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income as “Others, net”.

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.9931, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

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

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the consolidated balance sheets as “Time deposits and short‑term investments”, while those financial instruments which have maturity dates longer than one year are classified as “Long-term investments” in the consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as “Interest income and investment income, net”.

(h)	Trade receivable and current expected credit losses

Trade receivable primarily includes commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the years ended December 31, 2023,2024 and 2025.

(i)	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost using the weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis after the fiscal year-end. The Group recognized inventory write-downs of RMB131,769, RMB129,964 and RMB151,327 and net losses on inventory purchase commitment of RMB104,971, RMB205,976 and RMB91,680 for the years ended December 31, 2023, 2024 and 2025, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(j)	Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Interest costs capitalized for the years ended December 31, 2023, 2024 and 2025 were insignificant. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

Useful Lives
Building and building improvements	5 to 20 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive income as “Other operating income, net”.

The Group reviews the estimated useful lives and units-of-production for depreciation of its property, plant and equipment on an ongoing basis. In evaluating useful lives and units-of-production, the Group considers how long-lived assets will remain functionally efficient and effective, and the assets’ estimated total service capability, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, or the estimated level of production changes, the useful life or unit-of-production of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets’ current carrying values over their revised remaining useful lives or revised units-of-production. For the year ended December 31, 2025, the Group completed an assessment of the estimated units - of - production of certain mold and tooling, which can only be used for production of certain vehicle products. The Company’s assessment in 2025, which considered the cessation or upgrade of certain vehicle production, resulted in the Company changing its estimates of the production volume of certain mold and tooling. As a result of these changes in estimates, which are accounted for on a prospective basis, and the Group recorded an increase in depreciation expense of RMB851,457 for the year ended December 31, 2025.

(k)	Intangible assets, net

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

Useful Lives
Software, Patents and licenses	2 to 10 years

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(k)	Intangible assets, net (continued)

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

(l)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Group using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Group’s estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment loss of goodwill was recognized for the years ended December 31, 2023, 2024 and 2025.

(m)	Impairment of long-lived assets other than goodwill

The Group evaluates property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360 “Property, Plant and Equipment”. The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2023, 2024 and 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(m)	Impairment of long-lived assets other than goodwill (continued)

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350 “Intangibles-Goodwill and Other”. The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group’s operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2023, 2024 and 2025.

(n)	Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and private equity funds, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with gains and losses recorded in the consolidated statements of comprehensive income as “Interest income and investment income, net”, according to ASC 321 “Investments — Equity Securities”.

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. For equity investments in private equity funds, over which the group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient (“NAV practical expedient”) in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(n)	Long-term investments (continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 “Investment—Equity Method and Joint Ventures” (“ASC 323”). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee’s net income or loss into earnings after the date of investment and its share of equity investee’s movement in accumulated other comprehensive income or loss in other comprehensive (loss)/income. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other–than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the years ended December 31, 2023, 2024 and 2025.

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income as “Interest income and investment income, net.”

(o)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs’ subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. For the years ended December 31, 2023, 2024 and 2025, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1,682,610, RMB2,508,000 and RMB2,694,257 for the years ended December 31, 2023, 2024 and 2025, respectively.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(p)	Product warranties

The Group generally provides product warranties mainly on vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group’s relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group’s suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460 “Guarantees”. The Group also provides extended warranty for certain vehicles. The extended warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606 “Revenue from Contracts with Customers”.

The accrued warranty activity consists of the following:

	For the Year Ended December 31,
	2024	2025
Accrued warranty at beginning of the year	3,251,112	5,159,787
Warranty cost incurred	(289,592)	(747,272)
Provision for warranty(1)	2,198,267	2,733,383
Accrued warranty at end of the year	5,159,787	7,145,898
Including: Accrued warranty, current	518,441	1,602,897
Accrued warranty, non-current	4,641,346	5,543,001
(1)	In November 2025, the Group initiated voluntary recall of 11,411 of 2024 Li MEGA. In addition to product warranties, the Group recognized the estimated costs of the recall in 2025.
(q)	Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership, commission service, and customer loyalty points offered to customers in connection with the purchase of vehicles.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)	Revenue recognition (continued)

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

The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(q)	Revenue recognition (continued)

After-sales services

The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

Sales of charging stalls, goods from online store, parts and accessories

The Group sells charging stalls, goods from online store, parts and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods, parts and accessories are delivered to the customer.

Sales of Li Plus Membership

The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation, mainly including after-sales repair and maintenance services and vehicle internet connection services, based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(r)	Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, reserves for estimated warranty costs and consumption tax and related surcharge. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory is either obsolete or in excess of forecasted demand, losses on inventory purchase commitments as well as impairment charges of manufacturing property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores, parts and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

(s)	Research and development expenses

Research and development (“R&D”) expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred, except for certain costs associated with developing internal - use software when such costs are incurred within the application development stage of software development.

(t)	Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and other expenses associated with sales and servicing network. Advertising, marketing and promotional expenses are expensed as incurred and totaled RMB1,411,474, RMB1,576,325 and RMB1,601,474 for the years ended December 31, 2023, 2024 and 2025, respectively.

(u)	General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for employees involved in general corporate functions, professional service fees, depreciation and amortization expenses, rental and other general corporate related expenses.

(v)	Government grants

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(v)	Government grants (continued)

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies are recognized as a deduction of the carrying amount of the asset or as a reduction of specific costs and expenses for which the grants are intended to compensate when conditions are met.

As of December 31, 2024 and 2025, deferred government grants balance of RMB538,904 and RMB476,047 are recorded in “Accruals and other current liabilities” and “Other non-current liabilities” in the Group’s consolidated balance sheets. For the years ended December 31, 2023, 2024 and 2025, the Group recognized government grants of approximately RMB1,080,373, RMB1,728,877 and RMB1,609,881, respectively.

(w)	Fair value

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

(x)	Share-based compensation

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(x)	Share-based compensation (continued)

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

(y)	Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740 “Income Tax”. Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income as “Income tax benefit/(expense)” in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is more likely than not that the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group’s belief that the Group’s tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

(z)	Leases

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

2. Summary of Significant Accounting Policies (Continued)

(aa)	Earnings per share

Basic net earnings per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings.

Diluted net earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net earnings per share calculation when inclusion of such shares would be anti-dilutive.

(ab)	Segment reporting

ASC 280 “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership and commission service. Based on the criteria established by ASC 280 “Segment Reporting”, chief operating decision maker (“CODM”) has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The primary measure of segment revenue and profitability for the Group’s operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group’s consolidated statements of comprehensive income. Other segment items within net income include interest expenses, interest income and investment income, net, others, net and income tax benefit/(expense).

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, and the Group’s revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive income.

3. Recent accounting pronouncements

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. This ASU results in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 21, Taxation for the inclusion of new disclosures required.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

3. Recent Accounting Pronouncements (Continued)

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The ASU removes all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) Management has authorized and committed to funding the software project; 2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the “probable-to-complete recognition threshold”). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The ASU requires that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, consistent with current disclosure requirements, it requires that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

4. Concentration and Risks

(a)	Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, most of the Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs and the VIEs’ subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

The Group relies on a limited number of third parties to provide payment processing services (“payment service providers”) to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

(b)	Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group’s cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB100,750,399 and RMB79,554,122 as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)	Foreign currency exchange rate risk

The Group’s reporting currency is the Renminbi (“RMB”). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars (“US$”). The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 1.7% and 1.5% for the years ended December 31, 2023 and 2024. The appreciation of the RMB against the US$ was approximately 2.2% for the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)	Concentration of customers and suppliers

There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2023 and 2024. And there are no customers and one supplier from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the year ended December 31, 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

5. Time deposits and short‑term investments

The Group’s time deposits and short-term investments consist of the following:

	As of December 31,
	2024	2025
Short-term time deposits	40,822,387	38,167,346
Short-term financial instruments	6,082,161	6,164,061
Total	46,904,548	44,331,407

6. Trade receivable, net

An aging analysis of the trade receivable based on the recognition date and net of credit loss, is as follows:

	As of December 31,
	2024	2025
Within 3 months	75,719	107,501
Between 3 months and 6 months	50,223	9,533
Between 6 months and 1 year	904	2,183
More than 1 year	8,266	606
Total	135,112	119,823

7. Inventories

Inventories consist of the following:

	As of December 31,
	2024	2025
Finished products
Vehicles	5,160,670	4,841,667
Other finished products	648,000	826,338
Raw materials and work in process	2,426,473	3,250,309
Inventories	8,235,143	8,918,314
Inventory valuation allowance	(49,539)	(165,875)
Inventories, net	8,185,604	8,752,439

Finished products primarily include vehicles ready for sale, spare parts, goods for online store and accessories.

Raw materials primarily consist of materials for volume production and work in process, mainly including materials in production, which will be transferred into production cost when incurred.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

8. Property, Plant and Equipment, Net

Property, plant and equipment, net consist of the following:

	As of December 31,
	2024	2025
Production machineries, facilities and equipment	9,171,888	12,525,627
Mold and tooling	5,297,297	7,285,856
Building and building improvements	4,752,426	6,432,742
Construction in process	3,293,537	921,617
Leasehold improvements	2,803,507	3,387,938
Motor vehicles	2,143,894	2,482,091
Total	27,462,549	33,035,871
Less: Accumulated depreciation	(6,294,080)	(10,233,542)
Less: Accumulated impairment loss	(27,536)	(27,391)
Total property, plant and equipment, net	21,140,933	22,774,938

The Group recorded depreciation expenses of RMB1,758,370,RMB2,994,826 and RMB4,525,501 for the years ended December 31, 2023, 2024 and 2025, respectively.

9. Intangible Assets, Net

Intangible assets, net consist of the following:

	As of December 31,
	2024	2025
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite‑lived intangible assets, net	682,174	682,174
Software	338,044	441,290
Patents and licenses	694	248,825
Finite‑lived intangible assets	338,738	690,115
Less: Accumulated amortization
Software	(105,267)	(150,476)
Patents	(694)	(29,839)
Accumulated amortization	(105,961)	(180,315)
Finite‑lived intangible assets, net	232,777	509,800
Total intangible assets, net	914,951	1,191,974

The Group recorded amortization expenses of RMB24,297, RMB28,940 and RMB74,403 for the years ended December 31, 2023, 2024 and 2025, respectively.

As of December 31, 2025, amortization expenses related to intangible assets for future periods are estimated to be as follows:

For the Year Ending December 31,
2026	161,934
2027	141,673
2028	38,368
2029	37,190
2030 and thereafter	130,635
Total	509,800

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10. Leases

Operating leases of the Group mainly include land use rights and leases of offices, retail stores, charging stations and delivery and servicing centers and the finance lease was lease of certain offices and manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,
	2023	2024	2025
Lease cost
Finance lease cost:
Amortization of assets	—	31,512	36,168
Interest of lease liabilities	—	32,985	19,738
Operating lease cost	1,059,148	1,611,726	1,863,772
Short‑term lease cost	108,689	146,184	229,746
Total	1,167,837	1,822,407	2,149,424

Supplemental information related to leases was as follows (in thousands, except lease terms and discount rate):

	For the Year Ended December 31,
	2023	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payments for operating leases	1,159,891	1,627,155	1,963,912
Operating cash flows payments for finance leases	—	6,000	56,637
Financing cash flows payments for finance leases	—	—	664,038
Right-of-use assets obtained in exchange for lease liabilities:
Right-of-use assets obtained in exchange for new operating lease liabilities	3,010,986	3,381,451	2,321,749

	As of December 31,
	2024	2025
Operating Leases
Land use rights, net	1,521,107	1,509,017
Operating lease right-of-use assets, net (excluding land use rights)	6,802,856	7,590,296
Total operating lease right-of-use assets, net	8,323,963	9,099,313
Operating lease liabilities, current	1,438,092	1,690,356
Operating lease liabilities, non-current	5,735,738	6,258,957
Total operating lease liabilities	7,173,830	7,949,313

	As of December 31,
	2024	2025
Finance Leases
Property, plant and equipment, net	759,259	282,080
Total finance lease assets, net	759,259	282,080
Finance lease liabilities, current	95,205	—
Finance lease liabilities, non-current	642,984	348,506
Total finance lease liabilities	738,189	348,506

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

10. Leases (Continued)

	As of December 31,
	2024	2025
Weighted-average remaining lease term
Land use rights	45 years	44 years
Operating leases	7 years	7 years
Finance leases	4 years	3 years
Weighted-average discount rate
Land use rights	3.3%	3.3%
Operating leases	4.8%	3.9%
Finance leases	6.9%	3.3%

Maturities of lease liabilities were as follows:

	For the Year Ending December 31,
	Operating	Finance
	Leases	Leases
2026	1,944,216	—
2027	1,565,223	—
2028	1,371,380	408,642
2029	1,074,899	—
2030	838,734	—
Thereafter	2,187,470	—
Total undiscounted lease payments	8,981,922	408,642
Less: imputed interest	(1,032,609)	(60,136)
Total lease liabilities	7,949,313	348,506

11. Long-term Investments

The Group’s long-term investments consist of the following:

	As of December 31,
	2024	2025
Equity investments:
Equity securities without readily determinable fair values using the measurement alternative	708,124	742,314
Equity securities without readily determinable fair values using the NAV practical expedient	72,434	91,464
Equity securities with readily determinable fair values	140,985	14,894
Equity investments accounted for using the equity method	1,354	—
Total	922,897	848,672

Equity securities without readily determinable fair values

Equity securities without readily determinable fair values represent investments in privately-held companies and private equity funds with no readily determinable fair value.

No impairment loss of equity securities without readily determinable fair values were recorded in “Interest income and investment income, net” in the consolidated statements of comprehensive income for the years ended December 31, 2023, 2024 and 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

11. Long-term Investments (Continued)

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

For equity securities with readily determinable fair values, net unrealized gains of RMB270,468, net unrealized losses of RMB150,880, and net unrealized losses of RMB29,073 were recorded for the years ended December 31, 2023, 2024 and 2025, respectively, in “Interest income and investment income, net” in the consolidated statements of comprehensive income.

12. Borrowings

Borrowings consist of the following:

	As of December 31,
	2024	2025
Short-term borrowings:
Convertible debt(1)	—	5,982,366
Secured borrowing(2)	181,102	235,379
Credit guaranteed borrowing(3)	100,000	—
Total short-term borrowings(4)	281,102	6,217,745

	As of December 31,
	2024	2025
Long-term borrowings:
Secured borrowing(2)	1,896,701	3,299,203
Convertible debt(1)	6,254,897	—
Total long-term borrowings	8,151,598	3,299,203
Total borrowings	8,432,700	9,516,948
(1)	In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

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

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2025, no adjustment had been made to the initial conversion rate.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12. Borrowings (Continued)

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2025, none were surrendered for repurchase pursuant to holders’ put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2023, 2024 and 2025, the convertible debt related interest expense was RMB32,657, RMB33,451 and RMB33,547, respectively. As of December 31, 2024 and 2025, the principal amount of the convertible debt was RMB6,316,519 and RMB6,023,614, and the unamortized debt issuance cost was RMB61,622 and RMB41,248, respectively.

(2)

As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB 2,077,803. The annual interest rate of these borrowings is approximately 5-year Loan Prime Rate (“LPR”) minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

As of December 31, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB3,534,582. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of December 31, 2025, a total of RMB6,108,382 was undrawn and available under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2024 and 2025. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account and requirement on certain financial ratios. The Group is in compliance with all of the loan covenants as of December 31, 2025.

(3)

As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. As of December 31, 2025, these borrowings were fully repaid upon maturity.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2024. No credit guaranteed borrowing as of December 31, 2024 contain covenants.

(4)	As of December 31, 2024 and 2025, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.64% and 2.72%.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

12. Borrowings (Continued)

The following table summarizes the aggregate repayment schedule of the Group’s borrowings, excluding convertible debt:

For the Year Ending
December 31,
2026	235,379
2027	282,886
2028	429,949
2029	465,171
2030	465,171
Thereafter	1,656,026

13. Trade and Notes Payable

Trade and notes payable consist of the following:

	As of December 31,
	2024	2025
Trade payable for raw materials	40,041,977	23,713,783
Notes payable(1)	13,554,217	16,865,436
Total	53,596,194	40,579,219
(1)

Certain banks offer supply chain financing channels to the Group’s suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group’s payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group’s supply chain financing channels program as of December 31, 2024 and 2025 were nil and RMB484,607, respectively.

An aging analysis of the trade and notes payable as at December 31, 2024 and 2025 is as follow. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

	As of December 31,
	2024	2025
Within 3 months	32,471,247	26,797,558
Between 3 months and 6 months	20,387,075	7,268,802
Between 6 months and 1 year	711,292	6,496,892
More than 1 year	26,580	15,967
Total	53,596,194	40,579,219

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

14. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	As of December 31,
	2024	2025
Payables for purchase of property, plant and equipment	2,194,389	3,756,574
Payables for research and development expenses	1,091,142	1,711,162
Tax payable	2,426,297	1,645,982
Accrued warranty, current	518,441	1,602,897
Salaries and benefits payable	1,739,141	1,227,541
Payables for marketing and promotional expenses	652,140	847,408
Payables for logistics expenses	639,890	598,777
Accrued costs of purchase commitments relating to inventory and technical authorization fee	1,130,994	258,166
Deposits from vendors	114,790	151,552
Advances from customers	8,485	3,935
Other payables	1,881,613	1,608,266
Total	12,397,322	13,412,260

15. Other Non - Current Liabilities

Other non - current liabilities consist of the following:

	As of December 31,
	2024	2025
Accrued warranty, non-current	4,641,346	5,543,001
Payables for purchase of property, plant and equipment, non-current	536,514	270,650
Deferred government grants, non-current	451,736	437,952
Other payables	67,354	133,767
Total	5,696,950	6,385,370

16. Revenue Disaggregation

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,
	2023	2024	2025
Revenue recognized at a point in time	123,623,481	144,108,738	111,902,293
Including: Vehicle sales	120,294,667	138,538,092	106,683,100
Other sales and services	3,328,814	5,570,646	5,219,193
Revenue recognized over time	227,851	351,208	410,218
Total	123,851,332	144,459,946	112,312,511

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store, parts and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

17. Deferred Revenue

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Year Ended December 31,
	2024	2025
Deferred revenue—at beginning of the year	2,337,761	2,117,020
Additions	142,727,719	110,110,409
Recognition	(142,948,460)	(109,981,266)
Deferred revenue—at end of the year	2,117,020	2,246,163
Including: Deferred revenue, current	1,396,489	1,621,429
Deferred revenue, non‑current	720,531	624,734

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, customer loyalty points offered in connection with the purchase of our vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts. As of December 31, 2024, the Group’s total deferred revenue was RMB2,117,020, of which RMB1,329,560 was recognized as revenues for the year ended December 31, 2025. Of the total deferred revenue balance as of December 31, 2025, RMB1,621,429 is expected to be recognized in the next 12 months. The remaining balance of RMB624,734 will be recognized at the time of transfer of control of the product and services or over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation.

18. Ordinary Shares

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

As of December 31, 2025, the Company issued 82,162,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs. As of December 31, 2025, 37,540,734 share options that fulfilled the vesting conditions were exercised and 39,963,496 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2024 and 2025, the Company had issued and outstanding ordinary shares of 2,007,706,522 and 2,027,667,098.

19. Earnings Per Share

Basic and diluted net earnings per share have been calculated in accordance with ASC 260 “Earnings Per Share” for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the Year Ended December 31,
	2023	2024	2025
Numerator:
Net income attributable to ordinary shareholders of Li Auto Inc.	11,704,133	8,032,350	1,124,438
Dilution effect arising from convertible debt	32,657	33,451	33,547
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	11,736,790	8,065,801	1,157,985

Denominator:
Weighted average ordinary shares outstanding—basic	1,967,863,759	1,993,191,951	2,015,070,194
Effects of dilutive securities
Options and RSUs	86,651,528	75,220,374	66,796,228
Convertible debt	60,861,105	60,861,105	60,861,105
Weighted average ordinary shares outstanding—diluted	2,115,376,392	2,129,273,430	2,142,727,527

Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	5.95	4.03	0.56
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	5.55	3.79	0.54

For the years ended December 31, 2023, 2024 and 2025, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued. For the years ended December 31, 2024 and 2025, options and RSUs of 2,067,928 and 7,781,892 on a weighted average basis were respectively excluded from the calculation of diluted net earnings per share because of their anti-dilutive effect.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20. Share-based Compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2023	2024	2025
Research and development expenses	1,552,421	1,257,921	782,917
Selling, general and administrative expenses	779,637	1,333,256	438,841
Cost of sales	46,631	39,728	35,996
Total	2,378,689	2,630,905	1,257,754

(i)	2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the “2019 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2025, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company’s Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the “2020 Plan”), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2025, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan.

The contractual term of share - based awards under 2019 Plan and 2020 Plan is generally ten years from the grant date and the options and RSUs granted have service and performance conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

In 2024, the Group made an amendment to the vesting condition of outstanding share-based awards under the 2019 Plan and 2020 Plan, from only service condition to vesting be subject to service condition and the achievement of certain performance conditions. The amendment changes the expectation that the award will ultimately vest and no incremental fair value was recognized upon modification. If the original vesting conditions are satisfied, compensation cost equal to the award’s original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. In 2024, the Group also extended the contractual term of certain share-based awards under the 2019 Plan and 2020 Plan. These modifications did not have material impact to the consolidated financial statements.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20. Share-based Compensation (Continued)

(i)	2019 and 2020 Share Incentive Plan (continued)
(a)	The following table summarizes the Company’s share option activity under the 2019 Plan and 2020 Plan for the years ended December 31, 2023, 2024 and 2025:

			Weighted
		Weighted	Average	Aggregate
	Number of	Average	Remaining	Intrinsic
	Options	Exercise Price	Contractual Life	Value
		US$	In Years	US$
Outstanding as of December 31, 2022	74,336,244	0.10	5.56	750,796
Granted	—	—
Exercised	(10,519,982)	0.10
Forfeited	(3,508,800)	0.10
Outstanding as of December 31, 2023	60,307,462	0.10	4.41	1,122,594
Granted	—	—
Exercised	(8,109,300)	0.10
Forfeited	(2,078,800)	0.10
Outstanding as of December 31, 2024	50,119,362	0.10	4.81	596,170
Granted	—	—
Exercised	(6,705,196)	0.10
Forfeited	(355,800)	0.10
Outstanding as of December 31, 2025	43,058,366	0.10	4.01	360,183

Vested and expected to vest as of December 31, 2024	49,345,755	0.10	4.79	586,968
Exercisable as of December 31, 2024	41,387,162	0.10	4.51	492,300
Vested and expected to vest as of December 31, 2025	42,768,792	0.10	4.00	357,761
Exercisable as of December 31, 2025	39,274,166	0.10	3.88	328,528

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the years ended December 31, 2023, 2024 and 2025 was US$174,170, US$120,193 and US$87,615, respectively. The total fair value of options vested during the years ended December 31, 2023, 2024 and 2025 was US$95,174, US$80,044 and US$65,738, respectively.

No share options were granted for the years ended December 31, 2023, 2024 and 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20. Share-based Compensation (Continued)

(i)	2019 and 2020 Share Incentive Plan (continued)

As of December 31, 2025, there were US$3,274 of unrecognized compensation expenses related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 0.50 years and may be adjusted for future changes in forfeitures.

(b)	The following table summarizes the Company’s RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2023, 2024 and 2025:

		Weighted Average	Weighted Average
	Number of	Grant Date	Remaining
	Shares	Fair Value	Contractual Life
		US$	In Years
Unvested as of December 31, 2022	30,993,124	17.20	9.21
Granted	46,992,750	15.53
Vested	(12,646,762)	15.56
Forfeited	(3,584,600)	15.79
Unvested as of December 31, 2023	61,754,512	16.34	9.14
Granted	6,542,020	10.33
Vested	(13,934,292)	16.08
Forfeited	(11,285,050)	16.31
Unvested as of December 31, 2024	43,077,190	15.37	8.39
Granted	12,764,940	9.27
Vested	(13,255,380)	15.54
Forfeited	(4,843,730)	14.77
Unvested as of December 31, 2025	37,743,020	13.33	8.25

The total fair value of the restricted shares vested during the years ended December 31, 2023, 2024 and 2025 was US$196,799, US$224,083 and US$205,995, respectively.

As of December 31, 2025, there was US$196,450 of unrecognized compensation expense related to RSUs granted to the Group’s employees and consultants, which are expected to be recognized over a weighted-average period of 2.11 years and may be adjusted for future changes in forfeitures.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

20. Share-based Compensation (Continued)

(ii)	2021 Share Incentive Plan (continued)

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

For the awards granted to Mr. Li Xiang, which are subject to performance-based vesting conditions, a fixed amount of expenses for each tranche was determined on the grant date. Later, based on assessment of future performance, the Group determines whether each performance condition is deemed probable of achievement and if so, the expected time of achievement. In 2024, the Group fully recognized compensation expenses of US$89,741 for the first tranche or 18,092,900 restricted shares, as the related performance condition was achieved. For the second to sixth tranches, the Group has not recognized any compensation expenses and compensation expenses of US$448,704 remains unrecognized as the relevant performance condition is considered not probable of achievement as of December 31, 2025.

The following table summarizes the Company’s award shares activity under the 2021 Plan for the years ended December 31, 2023, 2024 and 2025.

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Life
		US$	In Years
December 31, 2022	108,557,400	14.63	8.19
Granted	—	—	—
December 31, 2023	108,557,400	14.63	7.19
Granted	—	—	—
December 31, 2024	108,557,400	14.63	6.19
Granted	—	—	—
December 31, 2025	108,557,400	14.63	5.19

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation

(a)	Value added tax (“VAT”)

The Group is subject to VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store, parts and accessories in the PRC, VAT rate of 6% for revenue from provision of commission service in the PRC.

One of the Group’s subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

(b)	Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Mainland China

Three, four and four entities in the Group applied preferential enterprise income tax rate of 15% for the years ended December 31, 2023, 2024 and 2025, respectively, being qualified as “high and new technology enterprise” under the PRC Enterprise Income Tax law (the “EIT Law”). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China’s Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a “National Encouraged Key Software Enterprises” in May 2024 and May 2025. Entities recognized as “National Encouraged Key Software Enterprises” will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2024. The “National Encouraged Key Software Enterprises” status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming “National Encouraged Key Software Enterprises” status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2025, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2025.

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation (continued)

(b)	Income taxes (continued)

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

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation (Continued)

(b)	Income taxes (continued)

Global Anti-base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the “Global Anti-Base Erosion Model Rules” (“GloBE”) in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate in each jurisdiction and the 15% minimum rate. The Group has conducted an assessment of the Pillar Two transitional safe harbour rules and the full Pillar Two rules and made certain current income tax provisions to reflect the impact from the Pillar Two legislation for the year ended December 31, 2025.

Income before income tax for the years presented is as follows:

	For the Year Ended December 31,
	2023	2024	2025
Mainland China	10,232,260	8,973,646	646,374
Non-Mainland China jurisdictions	219,503	341,978	650,761
Total income before income tax	10,451,763	9,315,624	1,297,135

Composition of income tax (benefit)/expense for the years presented is as follows:

	For the Year Ended December 31,
	2023	2024	2025
Current income tax expense
Mainland China	441,098	1,320,074	988,072
Non-Mainland China jurisdictions	5,127	107	95,127
Total current income tax expense	446,225	1,320,181	1,083,199
Deferred income tax benefit
Mainland China	(1,803,587)	(49,807)	(921,813)
Non-Mainland China jurisdictions	—	—	(3,679)
Total deferred income tax benefit	(1,803,587)	(49,807)	(925,492)
Total income tax (benefit)/expense
Mainland China	(1,362,489)	1,270,267	66,259
Non-Mainland China jurisdictions	5,127	107	91,448
Total income tax (benefit)/expense	(1,357,362)	1,270,374	157,707

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation (Continued)

(b)	Income taxes (continued)

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 3, Recent accounting pronouncements, reconciliations of the income tax expense computed by applying Mainland China statutory income tax rate of 25% to the Group’s income before income tax for the year ended December 31, 2025 was as follows (in thousands, except for percentages):

	For the Year Ended
	December 31, 2025
	Amount	Percent
Mainland China statutory income tax rate	324,284	25.0%
Domestic income taxes
Tax effect of tax-exempt entity and preferential tax rate	(618,638)	(47.7)%
Change in valuation allowance	483,390	37.3%
Tax effect of Super R&D Deduction	(402,584)	(31.0)%
Share-based compensation expenses and other non-deductible expense	422,068	32.5%
Other adjustments	24,090	1.9%
Non-Mainland China tax effects
Hong Kong
Non-taxable items	(102,694)	(7.9)%
Pillar Two	86,052	6.6%
Statutory tax rate difference between Hong Kong and Mainland China	(55,961)	(4.3)%
Other adjustments	2,379	0.2%
Cayman
Statutory tax rate difference between Cayman and Mainland China	(7,376)	(0.6)%
Other non-Mainland China jurisdictions	2,697	0.2%
Income tax expense	157,707	12.2%

Reconciliations of the income tax (benefit)/expense computed by applying Mainland China statutory income tax rate of 25% to the Group’s income before income tax for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Year Ended December 31,
	2023	2024
Income before income tax	10,451,763	9,315,624
Income tax expense computed at Mainland China statutory income tax rate of 25%	2,612,941	2,328,906
Tax effect of tax‑exempt entity and preferential tax rate	(1,613,371)	(797,326)
Tax effect of Super R&D Deduction and others	(1,055,404)	(954,781)
Non‑deductible expenses	512,572	611,424
Change in valuation allowance	(1,814,100)	82,151
Income tax (benefit)/expense	(1,357,362)	1,270,374

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation (Continued)

(b)	Income taxes (continued)

	For the Year Ended December 31,
	2023	2024	2025
Tax effect of tax‑exempt entity and preferential tax rate	1,613,371	797,326	618,638
Effect of tax holiday on basic net earnings per share	0.82	0.40	0.31
Effect of tax holiday on diluted net earnings per share	0.76	0.37	0.29

Income taxes paid for Mainland China and non-Mainland China jurisdictions for the year ended December 31, 2025 was RMB1,459,615 and RMB5,254, respectively.

(c)	Deferred taxes

The Group monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2024 and 2025, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Group concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

The Group’s deferred tax assets/(liabilities) consist of the following components:

	As of December 31,
	2024	2025
Deferred tax assets:
Net operating loss carryforwards	1,564,993	2,102,111
Warranty reserves	1,397,501	1,917,812
Others	378,106	413,950
Total deferred tax assets	3,340,600	4,433,873
Less: Valuation allowance	(381,506)	(876,765)
Deferred tax assets, net of valuation allowance	2,959,094	3,557,108
Deferred tax liabilities:
Accelerated tax depreciation and others	(1,264,976)	(909,589)
Fair value change of certain investments	(16,937)	(4,965)
Total deferred tax liabilities	(1,281,913)	(914,554)
Deferred tax assets, net	1,677,181	2,642,554

Movement of valuation allowance is as follow:

	As of December 31,
	2024	2025
Valuation allowance
Balance at beginning of the year	299,355	381,506
Additions	88,236	495,259
Reversals	(6,085)	—
Balance at end of the year	381,506	876,765

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

21. Taxation (Continued)

(c)	Deferred taxes (continued)

As of December 31, 2025, the Group had net operating loss carryforwards of approximately RMB9,831,807 which mainly arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2026 to 2035. As of December 31, 2025, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB867,806 were fully provided for related valuation allowance, while the remaining RMB1,234,305 were expected to be utilized prior to expiration.

Uncertain Tax Positions

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2023, 2024 and 2025.

(d)	Consumption tax

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended – range electric passenger vehicles.

22. Fair Value Measurement

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2024 and 2025.

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2024	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	6,082,161		6,082,161
Equity securities with readily determinable fair values	140,985	140,985
Total	6,223,146	140,985	6,082,161

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

22. Fair Value Measurement (Continued)

		Fair Value Measurement at Reporting Date Using
		Quoted Prices
	Fair Value as of	in Active Markets for	Significant Other	Significant
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2025	(Level 1)	(Level 2)	(Level 3)
Assets
Short-term investments	6,164,061		6,164,061
Equity securities with readily determinable fair value	14,894	14,894
Total	6,178,955	14,894	6,164,061

Valuation Techniques

Fair value of short-term investments and long-term financial instruments is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2).

Equity securities with readily determinable fair values: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in “Interest income and investment income, net” in the consolidated statements of comprehensive income.

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values using the measurement alternative, no measurement event occurred during the periods presented. The equity securities are reviewed periodically for impairment using fair value measurement. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. In the event of impairment, these investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value,with impairment charges incurred and recorded in consolidated statements of comprehensive income for the years then ended. The equity securities without readily determinable fair value were RMB780,558 and RMB833,778 as of December 31, 2024 and 2025. No impairment charges were recognized for the years ended December 31, 2023, 2024 and 2025. For equity method investments, no impairment loss was recognized for all years presented.

The Group measures the carrying amount of long-lived assets against the fair value determined using estimated undiscounted future cash flows with unobservable inputs (Level 3). No impairment loss of property, plant and equipment was recognized for all years presented. The Group recognized RMB131,769, RMB129,964 and RMB151,327 inventory write-downs for the years ended December 31, 2023, 2024 and 2025, respectively.

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

22. Fair Value Measurement (Continued)

Trade receivable, other assets, trade and notes payable, amounts due to related parties and accruals and other liabilities are measured at amortized cost, and the fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement. The fair value of the convertible debt, based on level 2 inputs, was RMB5,967,449 as of December 31, 2025.

23. Commitments and Contingencies

(a)Capital commitments

The Group’s capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Capital commitments	6,320,465	6,301,199	19,266	—

(b)Purchase obligations

The Group’s purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	Less than One Year	1‑3 Years	3‑5 Years
Purchase obligations	7,303,842	7,165,992	137,850	—

(c)Legal proceedings

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Save as discussed below, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

The Company and certain of its officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company’s SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated. On March 27, 2025, the lead plaintiff filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending. The case remains in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2025, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

24. Related Party Balances and Transactions

The principal related parties with which the Group had major transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the Company
Foshan Che Yijia New Energy Technology Co., Ltd. (“Foshan Cheyijia”)	Affiliate

The Group entered into the following major related party transactions:

	For the Year Ended December 31,
	2023	2024	2025
Purchase service from Meituan	21,956	81,120	70,301
Purchase goods from Foshan Cheyijia	53	2,300	22,885

The Group had the following major related party balances:

	As of December 31,
	2024	2025
Due to Meituan	8,852	14,781
Due to Foshan Cheyijia	2,575	11,838

25. Restricted Net Assets

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

25. Restricted Net Assets (Continued)

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

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group’s PRC subsidiaries, consolidated VIEs and VIEs’ subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The balance of statutory reserves was RMB758,472 and RMB866,714 as of December 31, 2024 and 2025.

Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit, totaling approximately RMB20,097,175 and RMB21,178,233 as of December 31, 2024 and 2025, respectively. Therefore, in accordance with Securities and Exchange Commission Regulation S-X Rules 4-08 (e) (3), the condensed parent company only financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025 are disclosed in Note 26.

26. Parent Company Only Condensed Financial Information

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIEs’ subsidiaries in accordance with Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years ended December 31, 2023, 2024 and 2025. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2025.

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26. Parent Company Only Condensed Financial Information (Continued)

Condensed balance sheets

	As of December 31,
	2024	2025
	RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents	4,943,339	3,949,313
Time deposits and short-term investments	2,613,125	—
Amounts due from subsidiaries of the Group	49,408,573	50,309,768
Prepayments and other current assets	23,955	7,416
Total current assets	56,988,992	54,266,497
Non-current assets:
Investments in subsidiaries	20,111,191	24,338,730
Long-term investments	45,799	14,890
Property, plant and equipment, net	2	1
Total non-current assets	20,156,992	24,353,621
Total assets	77,145,984	78,620,118
LIABILITIES
Current liabilities:
Short-term borrowings	—	5,982,366
Amounts due to subsidiaries of the Group	3,721	3,549
Accruals and other current liabilities	12,482	14,948
Total current liabilities	16,203	6,000,863
Non-current liabilities:
Long-term borrowings	6,254,897	—
Total non-current liabilities	6,254,897	—
Total liabilities	6,271,100	6,000,863
SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	1,215	1,229
Class B Ordinary Shares	235	235
Treasury shares	(74)	(73)
Additional paid-in capital	60,126,623	61,399,973
Accumulated other comprehensive loss	(171,748)	(825,180)
Retained earnings	10,918,633	12,043,071
Total shareholders’ equity	70,874,884	72,619,255
Total liabilities and shareholders’ equity	77,145,984	78,620,118

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive income

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Operating expenses:
Research and development	—	(173)	(159)
Selling, general and administrative	(44,419)	(29,303)	(33,302)
Total operating expenses	(44,419)	(29,476)	(33,461)
Loss from operations	(44,419)	(29,476)	(33,461)
Other (expense)/income
Interest expense	(38,323)	(51,818)	(33,547)
Interest income and investment income, net	70,953	265,836	80,673
Share of income from subsidiaries, and income of VIEs	11,716,065	7,821,521	1,095,363
Others, net	(137)	26,287	15,410
Income before income tax	11,704,139	8,032,350	1,124,438
Income tax expense	(6)	—	—
Net income	11,704,133	8,032,350	1,124,438
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(30,766)	53,128	(653,432)
Comprehensive income	11,673,367	8,085,478	471,006

LI AUTO INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(All amounts in thousands, except for share and per share data)

26. Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	56,515	205,249	166,907
CASH FLOWS FROM INVESTING ACTIVITIES
Net cash (used in)/provided by inter-company transactions	(3,589,329)	6,751,926	(2,497,737)
Placement of time deposits	—	(2,179,080)	—
Redemption of time deposits	2,137,626	—	2,144,580
Placement of short-term investments	—	(364,515)	(728,570)
Net cash (used in)/provided by investing activities	(1,451,703)	4,208,331	(1,081,727)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	699,300	—	—
Repayment of borrowings	(338,020)	(700,000)	—
Proceeds from exercise of share options	11,953	14,658	14,661
Proceeds from issuance of ordinary shares	1,174,319	—	—
Net cash provided by/(used in) financing activities	1,547,552	(685,342)	14,661
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(5,355)	93,868	(93,867)
Net change in cash, cash equivalents and restricted cash	147,009	3,822,106	(994,026)
Cash, cash equivalents and restricted cash at beginning of the year	974,224	1,121,233	4,943,339
Cash, cash equivalents and restricted cash at end of the year	1,121,233	4,943,339	3,949,313

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

27. Subsequent events

On March 24, 2026, subsequent to the balance sheet date of December 31, 2025, the Company’s board of directors has approved a share repurchase program under which the Company is authorized to purchase up to US$1.0 billion of its Class A ordinary shares and/or American depositary shares for the period from the approval date up to March 31, 2027 (the “Share Repurchase Program”). Repurchases under the program may be made from time to time through open market transactions at prevailing market prices, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company’s board of directors will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. In March 2026, the Company repurchased a total of 2,928,100 Class A Ordinary Shares at an aggregate consideration of HK$201,901 on the HKEX and a total of 698,938 ADSs at an aggregate consideration of US$12,348 on the Nasdaq.